    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 3, 1996
                                                     REGISTRATION NO. 333-

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                   FORM S-4

                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------

                          READING ENTERTAINMENT, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

        DELAWARE                     7832                    23-2859312
     (STATE OR OTHER
     JURISDICTION OF
                  (PRIMARY STANDARD INDUSTRIAL CLASSIFICATION
                                                          (I.R.S. EMPLOYER
                                 CODE NUMBER)              IDENTIFICATION
    INCORPORATION OR                                           NUMBER)
      ORGANIZATION)

                             ONE PENN SQUARE WEST
                                  SUITE 1300
                       PHILADELPHIA, PENNSYLVANIA 19102
                                (215) 569-3344
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                             MR. JAMES A. WUNDERLE
                             ONE PENN SQUARE WEST
                                  SUITE 1300
                       PHILADELPHIA, PENNSYLVANIA 19102
                                (215) 569-3344
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                  INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                               ----------------

                                  COPIES TO:
                           MICHAEL H. MARGULIS, ESQ.
                           DUANE, MORRIS & HECKSCHER
                             122 EAST 42ND STREET
                                  SUITE 2125
                           NEW YORK, NEW YORK 10168
                                (212) 499-0414

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective and all other conditions to the merger (the "Reorganization") described in the Proxy Statement/Prospectus included herein have been satisfied or waived.

  If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box [_]

                        CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------
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
                                                           PROPOSED
                                              PROPOSED      MAXIMUM
 TITLE OF EACH CLASS OF        AMOUNT         MAXIMUM      AGGREGATE   AMOUNT OF
    SECURITIES TO BE           TO BE       OFFERING PRICE  OFFERING   REGISTRATION
       REGISTERED          REGISTERED(1)    PER SHARE(2)   PRICE(2)       FEE
----------------------------------------------------------------------------------
 Common Stock, par value
  $0.001
  per share............   4,973,174 shares    $10 7/16    $51,907,504   $17,899

-------------------------------------------------------------------------------
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(1) The number of shares of the Registrant's Common Stock being registered hereunder is based upon the anticipated maximum number of shares required to consummate the Reorganization. The Registrant will remove from Registration by means of a post-effective amendment any shares being registered hereunder which are not issued in connection with the Reorganization.
(2) Pursuant to Rule 457(f)(l), the registration fee is based on the average of the high and low prices reported on The NASDAQ Stock Market for the Class A Common Stock of Reading Company on September 30, 1996 ($10 7/16).

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE AN AMENDMENT HERETO WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
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

                             CROSS-REFERENCE SHEET

                           PURSUANT TO ITEM 501(B) OF
                                 REGULATION S-K

       ITEM NUMBERS OF FORM S-4 AND
              TITLE OF ITEM                       PROSPECTUS CAPTION
       ----------------------------               ------------------
  A. Information About the
      Transaction
     ---------------------
  1. Forepart of the Registration
      Statement and Outside Front
      Cover Page of Prospectus......   Outside Front Cover Page
  2. Inside Front and Outside Back
      Cover Pages of Prospectus.....   Inside Front Cover Page; Available
                                        Information; Incorporation by Reference
  3. Risk Factors, Ratio of Earnings
      to Fixed Charges and Other
      Information...................   Introduction; Summary
  4. Terms of the Transaction.......   Summary; Reorganization Proposal;
                                        Stock Proposal
  5. Pro Forma Financial
      Information...................   Unaudited Pro Forma Consolidated
  6. Material Contacts with the         Financial Statements
      Company Being Acquired........   Stock Proposal
  7. Additional Information Required
      for Reoffering by Persons and
      Parties Deemed to Be
      Underwriters..................   Not Applicable
  8. Interests of Named Experts and
      Counsel.......................   Independent Auditors
  9. Disclosure of Commission
      Position on Indemnification
      for Securities Act
      Liabilities...................   Reorganization Proposal
  B. Information About The
      Registrant
     ---------------------
 10. Information with Respect to S-3
      Registrants...................   Not Applicable
 11. Incorporation of Certain
      Information by Reference......   Not Applicable
 12. Information with Respect to S-2
      or S-3 Registrants............   Not Applicable
 13. Incorporation of Certain
      Information by Reference......   Not Applicable
 14. Information with Respect to
      Registrants Other than S-2 or
      S-3 Registrants...............   Accompanying Documents; Market Prices;
  C. Information About The Company      Exhibits H, I, N
      Being Acquired
     -----------------------------
 15. Information with Respect to S-3
      Companies.....................   Not Applicable
 16. Information with Respect to S-2
      or S-3 Companies..............   Not Applicable
 17. Information with Respect to
      Companies Other than S-2 or S-
      3 Companies...................   Accompanying Documents; Market Prices;
  D. Voting And Management              Exhibits J, K, L, M
      Information
     ---------------------
 18. Information if Proxies,
      Consents or Authorizations are
      to be Solicited...............   Introduction; Election of Directors;
                                        Reorganization Proposal; Stock Proposal;
 19. Information if Proxies,            Independent Auditors; Voting and Proxies
      Consents or Authorizations are
      not to be Solicited or in an
      Exchange Offer................   Not Applicable

                  [READING COMPANY LETTERHEAD APPEARS HERE]

                                                                 October 4, 1996

Dear Stockholders:

  Over the past three years, Reading has moved out of various real estate ventures and into the Beyond the Home Entertainment Business. During this period, Reading has actively pursued several potentially attractive theatre circuit acquisitions and has, as a result of these efforts:

  .  Acquired and expanded the Cine Vista multiplex cinema chain in Puerto
     Rico,

  . Acquired a majority interest in the Angelika Film Center, one of the most important venues for foreign and specialty film in the United States, and launched a program for the development of similar theatres in other urban areas in the United States, and

  . Entered the Australian multiplex cinema market with the acquisition or lease of several potential theatre locations and the retention of a well qualified and experienced management team.

Reading has now reached a point in its development where it needs more capital, if it is to effectively pursue the opportunities available to it in these and other cinema markets.

  Recognizing this fact, in May of this year, the Board of Directors directed management to develop one or more proposals for the enhancement of Reading's capital through a possible transaction with its affiliates Craig Corporation and Citadel Holding Corporation. The Board of Directors also formed a special committee comprised entirely of independent outside directors to review any such proposal and to negotiate on behalf of the Company. The Independent Committee, in turn, retained an independent investment banking firm and independent counsel to advise it in such review and negotiations. Among the members of the Independent Committee were one of the Company's largest individual stockholders and an investment banker with specialized knowledge as to the value of Craig Corporation's principal asset, an investment in a Southern California based supermarket chain.

  In September, agreement was reached among the Company, Craig and Citadel on a transaction which will increase the Company's shareholders' equity from approximately $70 million to over $150 million. This major infusion in capital is being done on a basis that will result in:

  . No dilution to market value: No stock will be issued at a price less than that at which the Company's equity securities generally traded in the period prior to the announcement of the transaction.

  . No dilution in earnings per share: There will be no dilution in earnings per share on a pro forma basis.

Book value will decrease somewhat on a pro forma basis, but will still remain at a 23% premium to market, calculated as of the date the transaction was announced and assuming conversion of all securities issued in the transaction into common stock.

  The transaction is comprised of two parts, the formation of a new Delaware holding company for Reading--which we have named Reading Entertainment, Inc.-- followed by the contribution to that new company by Craig and Citadel (or their subsidiaries) of assets and cash valued at $88 million. Reading Entertainment will issue preferred stock and common stock and grant to Citadel certain option rights. The transactions are discussed in detail in the accompanying Proxy Statement, which I urge you to read with care.

  I have been in the film exhibition business for virtually my entire adult life, both as an executive and as an owner, and in my view it is a good business. But, if pursued prudently, the film exhibition business is also a capital intensive business. Reading has made significant progress as a new entrant breaking its way into this industry. However, if it is to take full advantage of this progress, Reading now needs to substantially increase its capital base.

  I believe that the transactions described in the Proxy Statement will reasonably and fairly accomplish this objective. With shareholders' equity of over $150 million, Reading will, in my view, be able to compete more effectively against other theatre chains. Moreover, Reading will have at least one major advantage over most other chains, in that it will not be burdened with any outmoded or obsolete theatres. Of course, the theatre business is highly competitive, and, while I am pleased with our progress, our future success will depend on many factors and cannot be assured.

  We are in the middle of a major revolution in the cinema exhibition business. With this infusion of capital, I believe that Reading will be well positioned to participate in and to take advantage of this revolution.

                                          Very truly yours,


                                          James J. Cotter,
                                          Chairman

                   [READING COMPANY LETTERHEAD APPEARS HERE]
                                                                 October 4, 1996

Dear Shareholder:

  You are cordially invited to attend the Annual Meeting of Shareholders of Reading Company (the "Company") to be held on Tuesday, October 15, 1996, at 10:00 a.m., prevailing time, at The Union League of Philadelphia, 140 South Broad Street, Philadelphia, Pennsylvania.

  At the Annual Meeting, you will be asked to consider and vote upon several matters, including proposals to effect a reorganization of the Company as a holding company and to approve certain transactions which will increase the equity capital of the Company from approximately $70 million to over $155 million.

  The first proposal is to adopt an Agreement and Plan of Merger (the "Merger Agreement") among the Company, Reading Entertainment, Inc., a Delaware corporation ("Reading Entertainment"), a newly formed, wholly-owned subsidiary of the Company, and Reading Merger Co. ("Merger Co."), a newly formed, wholly-owned subsidiary of Reading Entertainment, pursuant to which the Company will merge with Merger Co. (the "Reorganization"). In the Reorganization, each outstanding share of Common Stock (other than shares of Common Stock as to which dissenters' rights are perfected) and Class A Common Stock of the Company will be converted into the right to receive one share of Common Stock of Reading Entertainment and the outstanding shares of Merger Co. will be converted into shares of Common Stock of the Company. As a result, the Company, a Pennsylvania corporation, will become a wholly-owned subsidiary of Reading Entertainment and the current shareholders of the Company will become shareholders of Reading Entertainment, a Delaware corporation. The Company and Reading Entertainment are collectively referred to as "Reading."

  The second proposal is to approve the transactions (the "Stock Transactions") contemplated by an Exchange Agreement (the "Exchange Agreement") among the Company, Reading Entertainment, the Company's affiliate Craig Corporation ("Craig"), Craig Management, Inc., a wholly-owned subsidiary of Craig ("CMI"), the Company's affiliate Citadel Holding Corporation ("Citadel"), and Citadel Acquisition Corp., Inc., a wholly-owned subsidiary of Citadel ("CAC"). Pursuant to the Exchange Agreement, following consummation of the Reorganization, Reading Entertainment will issue 70,000 shares of a new series of Reading Entertainment's Convertible Preferred Stock to CAC, and will grant certain contractual rights to Citadel and CAC, for cash and will issue 550,000 shares of a second series of Reading Entertainment's Convertible Preferred Stock and 2,476,190 shares of Reading Entertainment's Common Stock to Craig and CMI in exchange for certain assets now held by Craig and CMI. Reading Entertainment will grant Citadel and CAC certain rights, including an option for Citadel to require Reading Entertainment to acquire all or substantially all of Citadel's assets in exchange for Reading Entertainment Common Stock.

  As a consequence of the Reorganization and the Stock Transactions:

  . Each share of the Company's Common Stock and Class A Common Stock will be converted into the right to receive one share of Reading Entertainment Common Stock. Reading Entertainment's Common Stock will, upon issuance, be listed for trading on the Nasdaq National Market System and the Philadelphia Stock Exchange;

  . The statutory and case law governing the internal affairs and corporate governance of Reading will shift from that of Pennsylvania to that of Delaware;

  . Shareholders' equity will increase from approximately $70 million to approximately $156 million, which will, in the opinion of the Board of Directors, enhance Reading's ability to compete in the domestic and international cinema markets;

  . Earnings per share for the six-month period ended June 30, 1996 will increase from approximately $.21 on a historical basis to approximately $.30 on a pro forma basis, which amount does not include a non-recurring reversal of a deferred tax asset valuation allowance, which totals an additional $2.79 per share on a pro forma basis;

  . The book value per share of Reading's common equity will decrease from approximately $14.02 to approximately $13.52 and to approximately $12.80 on a pro forma basis assuming immediate conversion of the Convertible Preferred Stock to be issued in the Stock Transactions. However, since the closing price for the Company's Class A Common Stock was $10 3/8 on the day immediately preceding announcement of the Reorganization and Stock Transactions book value per share, on a pro forma basis, will remain above the market price for such shares on that date;

  . Reading will become Citadel's principal shareholder, holding securities representing approximately 39.5% of the voting power of the capital stock of that company;

  . The voting power of Craig--Reading's principal stockholder--will increase from approximately 52.5% to approximately 77.4%; and

  . The transfer restrictions on the Company's Class A Common Stock, which are currently scheduled to expire January 1, 1997, will be extended with respect to Reading Entertainment's Common Stock to January 1, 2003, in order to reduce the possibility of the occurrence of a change in control of Reading Entertainment. A change in control of Reading Entertainment could reduce the amount of net operating loss carryovers available to Reading Entertainment to offset taxable income. However, after the Stock Transactions, shareholders will have greater flexibility to acquire Reading shares, since the transfer ceiling will increase from approximately 236,200 shares of the Company's Class A Common Stock or Common Stock to approximately 353,800 shares of Reading Entertainment Common Stock.

  THE ACCOMPANYING PROXY STATEMENT PROVIDES A SUMMARY OF THE MERGER AGREEMENT AND THE EXCHANGE AGREEMENT. PLEASE GIVE ALL OF THIS INFORMATION YOUR CAREFUL ATTENTION.

  The Board of Directors of the Company appointed a special Independent Directors Committee to consider and negotiate the proposal for the Exchange Agreement. Serving on the Independent Committee were John W. Sullivan, Albert
J. Tahmoush and Gregory R. Brundage. Messrs. Sullivan and Tahmoush have been directors of the Company for more than the past 15 years, and Mr. Sullivan and his family collectively own approximately 231,000 shares, representing approximately 4.7%, of the Company's Class A Common Stock. Mr. Brundage has been an investment banker for more than the past 15 years, most recently as a Managing Director of Furman Selz Incorporated. Prior to Furman Selz, Mr. Brundage was Managing Director and Office Manager of the Investment Banking Division of PaineWebber Incorporated's Los Angeles office. In addition to his generalized knowledge and expertise with respect to investment banking and capital formation matters, Mr. Brundage brought to the Independent Committee specialized knowledge and expertise concerning the principal asset transferred to the Company by CMI in the Stock Transactions. The Independent Committee retained Berwind Financial Group, L.P. ("Berwind") to advise it with respect to financial matters and Dechert Price & Rhoads to advise it with respect to legal matters. None of Messrs. Brundage, Sullivan or Tahmoush own any equity interest in Craig or Citadel except as shareholders of the Company.

  The Independent Committee has carefully reviewed and considered the terms and conditions of the Exchange Agreement and has unanimously recommended the approval of the Exchange Agreement to the Board of Directors. The Independent Committee and the Board have received a written opinion of Berwind to the effect that, as of the date of its opinion, the terms of the Exchange Agreement, taken as a whole, are fair, from a financial point of view, to the shareholders of the Company. BASED IN PART ON THE UNANIMOUS RECOMMENDATION OF THE INDEPENDENT COMMITTEE, AS WELL AS SUCH OPINION OF THE FINANCIAL ADVISOR, THE BOARD HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE EXCHANGE AGREEMENT AND RECOMMENDS YOU VOTE FOR THEIR APPROVAL. Copies of the Merger Agreement, the Exchange Agreement, and such opinion are attached as Exhibits to the accompanying Proxy Statement. For a further discussion of these matters, including a discussion of the interest of certain directors and officers of the Company in such transactions, see "Reorganization Proposal" and "Stock Proposal" in the Proxy Statement.

  Adoption of the Merger Agreement and approval of the Exchange Agreement requires the affirmative vote of a majority of the votes cast on such matters at the Annual Meeting by the holders of the Company's Common Stock and Class A Common Stock, voting as a single class. Pursuant to the Exchange Agreement, Craig has agreed to vote all shares of Class A Common Stock held by it in favor of the Merger Agreement and the Exchange Agreement. IF CRAIG VOTES ALL SUCH SHARES IN FAVOR OF THE PROPOSALS, THE PROPOSALS TO ADOPT THE MERGER AGREEMENT AND APPROVE THE EXCHANGE AGREEMENT WILL BE APPROVED. No additional votes will be required to adopt such proposals.

  WHETHER OR NOT YOU ARE PERSONALLY ABLE TO ATTEND THE ANNUAL MEETING, PLEASE COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY AS SOON AS POSSIBLE. This action will not limit your rights to vote in person if you wish to attend the Annual Meeting.

                                          Sincerely,

                                          /s/ S. Craig Tompkins

                                          S. Craig Tompkins, President

                                READING COMPANY

                               ----------------

                   NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                        TO BE HELD ON OCTOBER 15, 1996

                               ----------------

TO THE SHAREHOLDERS OF READING COMPANY:

  The Annual Meeting of Shareholders of Reading Company (the "Company") will be held on Tuesday, October 15, 1996 at 10:00 a.m., prevailing time, at The Union League of Philadelphia, 140 South Broad Street, Philadelphia, Pennsylvania for the following purposes:

    1. To elect six directors to serve until the expiration of their terms and until their successors are duly elected;

    2. To consider and take action upon a proposal to adopt an Agreement and Plan of Merger among the Company, Reading Entertainment, Inc., a Delaware corporation ("Reading Entertainment"), a newly formed, wholly-owned subsidiary of the Company, and Reading Merger Co. ("Merger Co."), a newly formed, wholly-owned subsidiary of Reading Entertainment, pursuant to which the Company will merge with Merger Co. (the "Reorganization"), each outstanding share of Common Stock (other than shares of Common Stock as to which dissenters' rights are perfected) and Class A Common Stock of the Company will be converted into the right to receive one share of Common Stock of Reading Entertainment and the outstanding shares of Merger Co. will be converted into shares of Common Stock of the Company, the Company, a Pennsylvania corporation, will become a wholly-owned subsidiary of Reading Entertainment and the current shareholders of the Company will become shareholders of Reading Entertainment, a Delaware corporation;

    3. To consider and take action upon a proposal to approve an Exchange Agreement (the "Exchange Agreement") among the Company, Reading Entertainment, the Company's affiliate Craig Corporation ("Craig"), Craig Management, Inc., a wholly-owned subsidiary of Craig ("CMI"), the Company's affiliate Citadel Holding Corporation ("Citadel"), and Citadel Acquisition Corp., Inc., a wholly-owned subsidiary of Citadel ("CAC"), pursuant to which, following consummation of the Reorganization, (i) Reading Entertainment will issue 70,000 shares of Reading Entertainment's Series A Voting Cumulative Convertible Preferred Stock to CAC for cash and 550,000 shares of Reading Entertainment's Series B Voting Cumulative Convertible Preferred Stock and 2,476,190 shares of Reading Entertainment's Common Stock to Craig and CMI in exchange for certain assets now held by Craig and CMI and (ii) Reading Entertainment will grant Citadel and CAC certain rights, including an option for Citadel to require Reading Entertainment to acquire all or substantially all of Citadel's assets in exchange for Reading Entertainment Common Stock; and

    4. To transact such other business as may properly come before the Annual Meeting and any adjournment thereof.

  The Board of Directors has fixed the close of business on October 3, 1996 as the record date for the determination of shareholders entitled to notice of and to vote at the Annual Meeting.

  A copy of the Company's Annual Report for the year ended December 31, 1995 and a quarterly report for the three and six-month periods ended June 30, 1996 are included in the accompanying Proxy Statement.

  Whether or not you expect to attend the Annual Meeting in person, please complete, date, sign and return the enclosed form of proxy in the envelope provided.

                                          By Order of the Board of Directors,

                                          /s/ S. Craig Tompkins

                                          S. Craig Tompkins, President

Dated: October 4, 1996

                                READING COMPANY
                       One Penn Square West, Suite 1300
                       Philadelphia, Pennsylvania 19102
                                 215-569-3344

                               ----------------

                          PROXY STATEMENT/PROSPECTUS

                               ----------------

                                 INTRODUCTION

  This Proxy Statement/Prospectus (the "Proxy Statement") and the form of proxy enclosed herewith, which are first being mailed to shareholders of Reading Company (the "Company") on or about October 4, 1996, are furnished in connection with the solicitation by the Board of Directors of the Company of proxies to be voted at the Annual Meeting of Shareholders (the "Annual Meeting") to be held on Tuesday, October 15, 1996 at 10:00 a.m., prevailing time, and at any adjournment or postponement thereof, at The Union League of Philadelphia, 140 South Broad Street, Philadelphia, Pennsylvania.

  At the Annual Meeting, shareholders of the Company will be asked to consider and vote upon, among other things, a proposal to adopt an Agreement and Plan of Merger (the "Merger Agreement") among the Company, Reading Entertainment, Inc., a Delaware corporation ("Reading Entertainment") which is a newly formed, wholly-owned subsidiary of the Company, and Reading Merger Co., a Pennsylvania corporation ("Merger Co.") which is a newly formed, wholly-owned subsidiary of Reading Entertainment, pursuant to which the Company will merge with Merger Co. (the "Reorganization"). In the Reorganization, each outstanding share of the Company's Common Stock, par value $.01 per share (the "Common Stock") (other than shares of Common Stock as to which dissenters' rights are perfected), and Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), will be converted into the right to receive one share of Reading Entertainment's Common Stock, par value $.001 per share (the "Reading Entertainment Common Stock"), and the outstanding shares of Merger Co. will be converted into shares of Common Stock of the Company. As a result, the Company will become a wholly-owned subsidiary of Reading Entertainment and the current shareholders of the Company will become shareholders of Reading Entertainment. The Company and Reading Entertainment are collectively referred to as "Reading." See "Reorganization Proposal."

  Shareholders will also be asked at the Annual Meeting to approve the transactions (the "Stock Transactions") contemplated by the Exchange Agreement (the "Exchange Agreement") among the Company, Reading Entertainment, the Company's affiliate Craig Corporation ("Craig"), Craig Management, Inc., a wholly-owned subsidiary of Craig ("CMI"), the Company's affiliate Citadel Holding Corporation ("Citadel"), and Citadel Acquisition Corp., Inc., a wholly-owned subsidiary of Citadel ("CAC"). Pursuant to the Exchange Agreement, following consummation of the Reorganization, Reading Entertainment will issue (i) 70,000 shares of Reading Entertainment's Series A Voting Cumulative Convertible Preferred Stock, par value $.001 per share (the "Series A Preferred Stock"), to CAC, and will grant certain contractual rights to Citadel and CAC, for $7 million in cash and (ii) 550,000 shares of Reading Entertainment's Series B Voting Cumulative Convertible Preferred Stock, par value $.001 per share (the "Series B Preferred Stock" and, together with the Series A Preferred Stock, the "Convertible Preferred Stock"), and 2,476,190 shares of Reading Entertainment Common Stock to Craig and CMI in exchange for certain assets now held by Craig and CMI. The assets to be transferred by Craig and CMI (collectively, the "Craig Assets") consist of 693,650 shares of the Series B Preferred Stock (the "Stater Stock") of Stater Bros. Holdings Inc. ("Stater"), Craig's 50% membership interest (the "Cinemas Interest") in Reading International Cinemas LLC, a Delaware limited liability company ("Reading International") of which an indirect wholly-owned subsidiary of the Company is the sole other member, and 1,329,114 shares of the 3% Cumulative Voting Convertible Preferred Stock, stated value $3.95 per share (the "Citadel Preferred Stock"), of Citadel. Reading Entertainment will grant Citadel and CAC certain rights, including an option for Citadel to require Reading Entertainment to acquire all or substantially all of Citadel's assets in exchange for Reading Entertainment Common Stock. See "Stock Proposal."

  As a consequence of the Reorganization and the Stock Transactions:

  . Each share of the Company's Common Stock and Class A Common Stock will be converted into the right to receive one share of Reading
     Entertainment Common Stock. The Reading Entertainment Common Stock will, upon issuance, be listed for trading on the Nasdaq National Market System and the Philadelphia Stock Exchange;

  . The statutory and case law governing the internal affairs and corporate governance of Reading will shift from that of Pennsylvania to that of Delaware;

  . Shareholders' equity will increase from approximately $70 million to approximately $156 million, which will, in the opinion of the Board of Directors, enhance Reading's ability to compete in the domestic and international cinema markets;

  . Earnings per share for the six-month period ended June 30, 1996 will increase from approximately $.21 on a historical basis to approximately $.30 on a pro forma basis, which amount does not include a non-recurring reversal of a deferred tax asset valuation allowance, which totals an additional $2.79 per share on a pro forma basis; resulting from the reduction of the deferred tax liabilities associated with the Stater Stock;

  . The book value per share of Reading's common equity will decrease from approximately $14.02 to approximately $13.52 and to approximately $12.80 on a pro forma basis assuming immediate conversion of the Convertible Preferred Stock to be issued in the Stock Transactions. However, since the closing price for the Company's Class A Common Stock was $10 3/8 on the day immediately preceding announcement of the Reorganization and Stock Transactions, book value per share, on a pro forma basis, will remain above the market price for such shares on that date;

  . Reading will become Citadel's principal shareholder, holding securities representing approximately 39.5% of the voting power of the capital stock of that company;

  . The voting power of Craig--Reading's principal stockholder--will increase from approximately 52.5% to approximately 77.4%; and

  . The transfer restrictions on the Class A Common Stock, which are currently scheduled to expire January 1, 1997, will be extended with respect to the Reading Entertainment Common Stock to January 1, 2003, in order to reduce the possibility of the occurrence of a change in control of Reading Entertainment. A change in control of Reading Entertainment could reduce the amount of net operating loss carryovers available to Reading Entertainment to offset taxable income. However, after the Stock Transactions, shareholders will have greater flexibility to acquire Reading shares, since the transfer ceiling will increase from approximately 236,200 shares of the Company's Class A Common Stock or Common Stock to approximately 353,800 shares of Reading Entertainment Common Stock.

  Adoption of the Merger Agreement and approval of the Stock Transactions require the affirmative vote of a majority of the votes cast on such matters at the Annual Meeting by the holders of the Common Stock and Class A Common Stock, voting as a single class. Pursuant to the Exchange Agreement, Craig has agreed to vote all shares of Class A Common Stock held by it in favor of the Merger Agreement and the Exchange Agreement. IF CRAIG VOTES ALL SUCH SHARES IN FAVOR OF THE PROPOSALS, THE PROPOSALS TO ADOPT THE MERGER AGREEMENT AND APPROVE THE EXCHANGE AGREEMENT WILL BE APPROVED. No additional votes will be required to adopt such proposals.

  This Proxy Statement also serves as the prospectus for Reading Entertainment under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the issuance of up to 4,973,174 shares of Reading Entertainment Common Stock in connection with the Reorganization. For further information concerning the shares offered hereby, see "Reorganization Proposal-- Description of Reading Entertainment Capital Stock and Certain Changes in the Rights of Shareholders."

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

October 4, 1996

                             AVAILABLE INFORMATION

  This Proxy Statement is also a prospectus delivered in compliance with the Securities Act. A registration statement under the Securities Act has been filed with the Securities and Exchange Commission (the "SEC") with respect to the securities offered hereby (the "Registration Statement"). As permitted by the rules and regulations of the SEC, this Proxy Statement omits certain information contained in the Registration Statement. For further information pertaining to the securities being offered, reference is made to the Registration Statement, including exhibits filed as a part thereof.

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance with the Exchange Act, files reports, proxy statements and other information with the SEC. These reports, proxy statements and other information, as well as the Registration Statement, can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices in Chicago (Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511) and in New York (Seven World Trade Center, Suite 1300, New York, New York 10048), and copies of such material can be obtained from the public reference section of the SEC at prescribed rates by writing to the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Reports, proxy statements and other information concerning the Company also may be inspected at the offices of the National Association of Securities Dealers Automated Quotation System/National Market System ("Nasdaq/NMS"), Reports Section, 1735 K Street, N.W., Washington, D.C. 2006 and at the offices of the Philadelphia Stock Exchange (the "Philadelphia Exchange") at 1900 Market Street, Philadelphia, Pennsylvania 19103-3584.

  Reading Entertainment was formed to effectuate the Reorganization. Reading Entertainment has not previously been subject to the requirements of the Exchange Act and there is currently no public market for its stock. However, if the Reorganization is approved and consummated, Reading Entertainment will become subject to the same information, reporting and proxy statement requirements under the Exchange Act as currently apply to the Company and such information will be available for inspection and copying at the offices of the SEC set forth above. Reading Entertainment has applied to have the Reading Entertainment Common Stock listed on Nasdaq/NMS and the Philadelphia Exchange as of (or promptly following) the effective date of the Reorganization and, if such applications are accepted, Exchange Act reports, proxy statements and other information concerning Reading Entertainment will be available for inspection and copying at the offices of Nasdaq/NMS and the Philadelphia Exchange.

  NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROXY STATEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROXY STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY, STATER OR CITADEL SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                             ACCOMPANYING REPORTS

  The following documents filed with the SEC by the Company, Stater, and Citadel (the "Accompanying Reports") are included as exhibits to this Proxy
Statement:

    1. The Company's Annual Report on Form 10-K for the year ended December 31, 1995 (the "1995 Annual Report").

    2. The Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996.

    3. Stater's Annual Report on Form 10-K for the year ended September 24, 1995 (the "Stater Annual Report").

    4. Stater's Quarterly Report on Form 10-Q for the quarter ended June 23,
  1996.

    5. Citadel's Annual Report on Form 10-K for the year ended December 31, 1995 (the "Citadel Annual Report").

    6. Citadel's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996.

  The information included in this Proxy Statement concerning Stater and Citadel has been derived from such reports, and the Company disclaims any responsibility for the accuracy or completeness of such reports.

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
INTRODUCTION..............................................................   i
AVAILABLE INFORMATION..................................................... iii
ACCOMPANYING REPORTS......................................................  iv
SUMMARY...................................................................   1
  Time, Date and Place of the Annual Meeting..............................   1
  Record Date; Shares Entitled to Vote....................................   1
  Purpose of the Annual Meeting...........................................   1
  Election of Directors...................................................   1
  Reorganization Proposal.................................................   1
  Stock Proposal..........................................................   6
  Vote Required...........................................................  11
  Selected Historical and Pro Forma Financial Information.................  12
ELECTION OF DIRECTORS.....................................................  15
  Beneficial Ownership of Common Stock and Class A Common Stock...........  15
  Nominees for Election...................................................  16
  Director Compensation...................................................  18
  Executive Officers......................................................  19
  Executive Compensation..................................................  20
  Employment Arrangements.................................................  21
  Compensation Committee Interlocks and Insider Participation.............  21
  Certain Transactions....................................................  21
  Section 16(a) Beneficial Ownership Reporting Compliance.................  23
  Executive Committee of the Board of Directors Report on Compensation....  23
  Performance Graph.......................................................  25
REORGANIZATION PROPOSAL...................................................  26
  General.................................................................  26
  Vote Required...........................................................  26
  Reasons for the Reorganization..........................................  26
  The Merger Agreement....................................................  26
  Management..............................................................  27
  Market and Dividends....................................................  28
  Description of Reading Entertainment Capital Stock and Certain Changes
   in the Rights of Shareholders..........................................  28
  Dissenters' Rights......................................................  34
  Certain Federal Income Tax Consequences.................................  37
  Accounting Treatment and Financial Statements...........................  38
STOCK PROPOSAL............................................................  39
  General.................................................................  39
  Vote Required...........................................................  39
  Background of the Exchange Agreement....................................  39
  Recommendations of the Independent Committee and the Board of
   Directors..............................................................  44
  Opinion of Financial Advisor............................................  46
  Interests of Certain Persons in the Stock Transactions; Conflicts of
   Interest...............................................................  46
  Use of Craig Assets and Citadel Proceeds................................  47
  Certain Considerations..................................................  47
  Certain Shareholder Litigation..........................................  49

                                                                            PAGE
                                                                            ----
  The Exchange Agreement...................................................  50
  The Convertible Preferred Stock..........................................  54
  Dissenters' Rights.......................................................  55
  Tax and Accounting Treatment.............................................  56
  Certain Information Concerning Stater and the Stater Stock...............  56
  Certain Information Concerning Citadel and the Citadel Preferred Stock...  56
MARKET PRICES..............................................................  57
  The Company..............................................................  57
  Citadel..................................................................  57
  Stater...................................................................  57
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS......................  58
INDEPENDENT AUDITORS.......................................................  65
LEGAL MATTERS..............................................................  65
VOTING AND PROXIES.........................................................  65
SHAREHOLDER PROPOSALS......................................................  66
OTHER MATTERS..............................................................  67

 EXHIBIT A Merger Agreement
 EXHIBIT B Certificate of Incorporation of Reading Entertainment, as amended
 EXHIBIT C Bylaws of Reading Entertainment
 EXHIBIT D Dissenters' Rights Provisions of the Pennsylvania Business
            Corporation Law
 EXHIBIT E Opinion of Berwind Financial Group, L.P.
 EXHIBIT F Exchange Agreement
 EXHIBIT G Certificate of Designation of Convertible Preferred Stock
 EXHIBIT H The Company's Annual Report on Form 10-K for the year ended December
            31, 1995
 EXHIBIT I The Company's Quarterly Report on Form 10-Q for the quarter ended
            June 30, 1996
 EXHIBIT J Stater's Annual Report on Form 10-K for the year ended September 24,
            1995
 EXHIBIT K Stater's Quarterly Report on Form 10-Q for the quarter ended June
            23, 1996
 EXHIBIT L Citadel's Annual Report on Form 10-K for the year ended December 31,
            1995
 EXHIBIT M Citadel's Quarterly Report on Form 10-Q for the quarter ended June
            30, 1996
 EXHIBIT N Financial Statements of Angelika Film Centers, Inc. as of and for
            the year ended December 31, 1995 and as of and for the six-month period ended June 30, 1996

                                    SUMMARY

  The following is a summary of the more detailed information contained in this Proxy Statement, the Exhibits hereto and the Accompanying Reports. STOCKHOLDERS ARE URGED TO READ THIS PROXY STATEMENT, THE ACCOMPANYING REPORTS AND THE OTHER EXHIBITS IN THEIR ENTIRETY.

TIME, DATE AND PLACE OF THE ANNUAL MEETING

  The annual meeting (the "Annual Meeting") of Shareholders of Reading Company, a Pennsylvania corporation (the "Company"), will be held on Tuesday, October 15, 1996 at 10:00 a.m., prevailing time, at The Union League of Philadelphia, 140 South Broad Street, Philadelphia, Pennsylvania.

RECORD DATE; SHARES ENTITLED TO VOTE

  The shares entitled to vote at the Annual Meeting consist of the shares of the Company's Common Stock, par value $.01 per share (the "Common Stock"), and Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), with each holder of record as of the close of business on October 3, 1996 (the "Record Date") entitled to one vote for each such share held. As of the Record Date there were 8,677 shares of Common Stock and 4,964,497 shares of Class A Common Stock outstanding and entitled to vote at the Annual Meeting. See "Voting and Proxies."

PURPOSE OF THE ANNUAL MEETING

  At the Annual Meeting, holders of the Common Stock and Class A Common Stock will be asked to consider and vote upon (i) the election of six directors; (ii) the adoption of an Agreement and Plan of Merger (the "Merger Agreement") among the Company, Reading Entertainment, Inc., a Delaware corporation ("Reading Entertainment") which is a newly formed, wholly-owned subsidiary of the Company, and Reading Merger Co., a Pennsylvania corporation ("Merger Co.") which is a newly formed, wholly-owned subsidiary of Reading Entertainment; and
(iii) approval of the transactions (the "Stock Transactions") contemplated by the Exchange Agreement (the "Exchange Agreement") among the Company, Reading Entertainment, the Company's affiliate Craig Corporation ("Craig"), Craig Management, Inc., a wholly-owned subsidiary of Craig ("CMI"), the Company's affiliate Citadel Holding Corporation ("Citadel"), and Citadel Acquisition Corp., Inc., a wholly-owned subsidiary of Citadel ("CAC").

ELECTION OF DIRECTORS

  At the Annual Meeting, shareholders will be asked to elect six directors, each of whom is currently a director of the Company. See "Election of Directors." THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH OF THE NOMINEES.

REORGANIZATION PROPOSAL

  Pursuant to the Merger Agreement, the Company will merge with Merger Co. (the "Reorganization"). In the Reorganization, each outstanding share of the Common Stock (other than shares of Common Stock as to which dissenters' rights are perfected) and Class A Common Stock will be converted into the right to receive one share of Reading Entertainment's Common Stock, par value $.001 per share (the "Reading Entertainment Common Stock"), and the outstanding shares of Merger Co. will be converted into shares of Common Stock of the Company. As a result, the Company will become a wholly-owned subsidiary of Reading Entertainment and the current shareholders of the Company will become shareholders of Reading Entertainment. See "Reorganization Proposal."

  THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE PROPOSAL TO ADOPT THE MERGER AGREEMENT.

  REASONS FOR THE REORGANIZATION

  The Board of Directors of the Company believes that the reorganization of the Company as a Delaware holding company will provide more flexibility to the Company, in particular in connection with raising capital and possibly in connection with the acquisition of other businesses in the Beyond-the-Home segment of the entertainment industry. As a holding company organized under Delaware law, Reading Entertainment will be able to avail itself of what management believes to be a more extensive and better developed body of statutory and case law and a body of law which is, generally speaking, more familiar to most investors and lenders. Moreover, as a holding company, separate from the Company, Reading Entertainment may be able to raise capital and make acquisitions without subjecting such capital and businesses to many of the contingent liabilities of the Company's historical railroad businesses. Also, as a result of the Reorganization, the Company's capital structure will be simplified, since Reading Entertainment will have only one class of common stock outstanding, whereas the Company currently has two classes of common stock outstanding.

  THE MERGER AGREEMENT

  The Reorganization. Pursuant to the Merger Agreement, at the effective time (the "Effective Time") of the Reorganization, (i) each outstanding share of Common Stock (other than shares of Common Stock as to which dissenters' rights are perfected) and Class A Common Stock will be converted into the right to receive one share of Reading Entertainment Common Stock; (ii) the outstanding shares of Merger Co. will then be converted into shares of Common Stock of the Company (which shares of Common Stock will not be converted into the right to receive Reading Entertainment Common Stock); (iii) each share of Reading Entertainment Common Stock held by the Company will be cancelled; and (iv) any outstanding stock options or other rights to acquire Common Stock or Class A Common Stock will become options or rights to acquire Reading Entertainment Common Stock. As a result, the Company will become a wholly-owned subsidiary of Reading Entertainment and the current shareholders of the Company will become shareholders of Reading Entertainment.

  Delivery of Certificates. At the Effective Time, all of the outstanding certificates formerly representing shares of Common Stock or Class A Common Stock will be deemed for all purposes to evidence, and to represent, only the right to receive shares of Reading Entertainment Common Stock. Promptly following the Effective Time, holders of Common Stock and Class A Common Stock will receive detailed instructions as to the procedure for surrendering their stock certificates for certificates of Reading Entertainment Common Stock. Shareholders are requested not to mail their stock certificates until they receive instructions for the surrender of their certificates. The registered owner of each outstanding certificate evidencing shares of Common Stock or Class A Common Stock on the books and records of the Company will, unless and until such certificate is surrendered for transfer, not have or be entitled to exercise any and all transfer, voting or other rights with respect to, or to receive any and all dividends or other distributions upon the shares of, the Reading Entertainment Common Stock to which such person will be entitled. Upon such surrender, the registered owner will have and be entitled to exercise all transfer, voting or other rights with respect to, and will receive any and all dividends or other distributions upon, such shares of Reading Entertainment Common Stock.

  MARKET

  Contemporaneously with the Reorganization, the Reading Entertainment Common Stock will be included in the National Association of Securities Dealers Automated Quotation System/National Market System under the symbol RDGE and admitted for trading on the Philadelphia Stock Exchange under the symbol RDG.

  DESCRIPTION OF READING ENTERTAINMENT CAPITAL STOCK AND CERTAIN CHANGES IN THE
   RIGHTS OF SHAREHOLDERS

  After the Effective Time, the rights of shareholders will be governed by the Delaware General Corporation Law (the "DGCL") and the Certificate of Incorporation, as amended (the "Reading Entertainment Certificate"), and Bylaws (the "Reading Entertainment Bylaws") of Reading Entertainment. The DGCL, the Reading Entertainment Certificate and the Reading Entertainment Bylaws differ in certain respects from the Pennsylvania Business Corporation Law (the "PBCL") and the Articles of Incorporation (the "Pennsylvania Articles") and Bylaws of the Company (the "Pennsylvania Bylaws"). Certain of the more significant of these differences are summarized below.

  Authorized Shares. The Pennsylvania Articles authorize the issuance of 10,000,000 shares of Common Stock, par value $.01 per share, 15,000,000 shares of Class A Common Stock, par value $.01 per share, and 5,000,000 shares of preferred stock, par value $1.00 per share. By comparison, the Reading Entertainment Certificate authorizes the issuance of 25,000,000 shares of Reading Entertainment Common Stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share ("Reading Entertainment Preferred Stock").

  Transfer. The Pennsylvania Articles do not restrict the transfer of the Common Stock. The Pennsylvania Articles provide restrictions on the transfer of the Class A Common Stock until January 1, 1997 (or, in certain cases, an earlier date). The restrictions are intended to reduce the risk of occurrence of an "ownership change" within the meaning of Section 382(g) of the Internal Revenue Code of 1986, as amended (the "Code"), and the regulations thereunder that would result in the limitation or elimination of the Company's utilization of federal income tax net operating loss carryforwards ("NOL's"). In general, the restrictions provide that any attempted sale, transfer, assignment or other disposition of any shares of Class A Common Stock (a "Transfer") to any person or group who, prior to such Transfer, owns (within the meaning of the Code and such regulations) shares of Common Stock and Class A Common Stock having a fair market value equal to or greater than 4.75% of the fair market value of all outstanding shares of Common Stock and Class A Common Stock, shall be void ab initio, unless the Board of Directors shall have given its prior written approval to such Transfer.

  The Reading Entertainment Certificate contains substantially identical provisions with respect to the Reading Entertainment Common Stock, except that the restrictions (i) also apply to other securities of Reading Entertainment which are considered "stock" for purposes of Section 382 (the Common Stock and such other securities being hereinafter referred to as "New Stock") and (ii) will continue until January 1, 2003 (unless earlier terminated). Although the percentage limitation will remain at 4.75%, following the Stock Transactions shareholders will have greater flexibility to acquire Reading shares, since the transfer ceiling will increase from approximately 236,200 shares of the Company's Class A Common Stock or Common Stock to approximately 353,800 shares of Reading Entertainment Common Stock.

  In addition, as a mechanism for enforcing the transfer restrictions, the Reading Entertainment Certificate provides that any transfer of shares of New Stock or rights to acquire shares of New Stock ("Rights") in violation of the transfer restrictions is automatically null and void as to that number of shares or Rights, or both, which would cause the acquiror thereof (the "Purported Owner") to exceed the 4.75% limitation (the shares or Rights which would cause the Purported Owner to exceed such limitation are herein referred to as the "Excess Shares"). The Purported Owner will not obtain any rights in and to the Excess Shares. Until the Excess Shares are transferred to a person whose acquisition thereof will not violate the 4.75% limitation (a "Permitted Transferee"), (i) the Excess Shares will be voted by such person as shall be appointed by Reading Entertainment's Board of Directors, which person will be deemed to have been granted a proxy to vote the Excess Shares, (ii) the purported transferor of the Excess Shares to the Purported Owner (the "Purported Owner's Transferor") will be deemed to have retained the Excess Shares and will hold and be entitled to exercise all other rights incident to ownership of the Excess Shares, and (iii) if the Excess Shares are Rights, they may not be converted, exchanged, or exercised until transferred to, and converted, exchanged, or exercised in accordance with their terms by, the Permitted Transferee. All Excess Shares will continue to be issued and outstanding.

  The purported transfer of the Excess Shares to the Purported Owner will not be recognized by Reading Entertainment. Instead, if necessary, the Purported Owner will be instructed to deliver the Excess Shares to, or otherwise place the Excess Shares under the control of, a trustee (the "Share Trustee") who will proceed forthwith to sell the Excess Shares to a Permitted Transferee in the market or otherwise. In such circumstances, Reading Entertainment's transfer agent will be given appropriate instructions to record the Purported Owner's Transferor as the record owner of the Excess Shares and Reading Entertainment's Board of Directors may institute procedures to enjoin or rescind any such transfer or acquisition. Once the Excess Shares are acquired by a Permitted Transferee, the Permitted Transferee will have and will be entitled to exercise all rights incident to the ownership of the Excess Shares.

  Statutory Anti-Takeover Provisions. The PBCL contains a number of anti-takeover provisions; however, the Pennsylvania Bylaws generally provide that such provisions do not apply to the Company. The Pennsylvania Bylaws do not "opt out" of Section 2538 of the PBCL, which generally requires approval by disinterested shareholders of certain fundamental transactions between the corporation and an "interested shareholder" unless (i) shareholders receive for their stock the highest amount ever paid by the interested shareholder for its stock or (ii) the transaction is approved by a majority of the board of directors without counting the vote of directors who are affiliated with the interested shareholder. In addition, in certain instances, the PBCL authorizes corporations to restrict the voting of shares based upon the number of shares held by an individual shareholder or a related group of shareholders or the length of time the shares have been held, so long as such classifications are not "manifestly unreasonable."

  The DGCL contains a provision restricting the ability of a corporation to engage in business combinations with an "interested stockholder." Under the DGCL, except under certain circumstances (e.g., when such a combination with a stockholder is approved by the corporation's Board of Directors prior to the time when such stockholder becomes an interested stockholder), business combinations with an interested stockholder are not permitted for a period of three years following the date on which such stockholder became an interested stockholder. The DGCL defines an "interested stockholder," generally, as a stockholder who beneficially owns 15% or more of the voting power of the corporation or who is an associate or affiliate of the corporation and within the prior three years beneficially owned 15% of such voting power.

  Dissenters' Rights. The DGCL provides dissenters' rights only upon consummation of certain mergers or as otherwise provided in the certificate of incorporation of the corporation. The Reading Entertainment Certificate does not contain such a provision regarding "permissive dissenters' rights." In addition, the DGCL further restricts dissenters' rights by providing that, as a general matter, there is no right to dissent for any class of series of stock that is either listed on a national securities exchange, designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. (a "Nasdaq/NMS Security"), or held by at least 2,000 shareholders of record.

  The PBCL provides substantially similar restrictions on dissenters' rights, except that the types of corporate transactions under which a shareholder may be entitled to dissenters' rights is expanded. For example, under the PBCL, certain dissenters' rights are afforded to shareholders upon sales of all or substantially all of a corporation's assets, while, under the DGCL, dissenters' rights would not be available in any circumstance upon a sale of all or substantially all of the corporation's assets. In addition, the PBCL does not except from the dissenters' rights provisions Nasdaq/NMS Securities. The PBCL allows for a corporation to grant permissive dissenters' rights, but neither the Pennsylvania Articles nor the Pennsylvania Bylaws provide for such permissive rights.

  Officer and Director Liability. Under the PBCL, if a bylaw adopted by the shareholders of a corporation so provides, a director is not personally liable for monetary damages for any action taken unless the director has breached or failed to perform the duties of his office and the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness. The Pennsylvania Bylaws contain such a provision.

  Under the DGCL, a corporation's certificate of incorporation may contain a provision eliminating or limiting the personal liability of directors to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director or officer, but such provision may not eliminate or limit the liability of a director for (i) any breach of the director's duty of loyalty to the corporation or its shareholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) intentional or negligent payment of unlawful dividends or stock purchases or redemptions or (iv) any transaction from which the director derived an improper personal benefit. The Reading Entertainment Certificate limits personal liability of directors and officers to the fullest extent permissible under the DGCL.

  Number of Directors. The Pennsylvania Bylaws provide that the number of directors of the Company is six. The Reading Entertainment Bylaws provide that the authorized number of directors constituting the Reading Entertainment Board will be not less than three nor more than twelve, as established from time to time by action of the directors. The Reading Entertainment Board has fixed the number of directors comprising the Reading Entertainment Board at three until the conclusion of the Annual Meeting, at which time the authorized number of directors will be increased to six.

  Actions by Consent. Under the DGCL, unless otherwise provided in the certificate of incorporation, any action required or permitted to be taken at a meeting of the shareholders may be taken without a meeting if a written consent thereto is signed and delivered to the corporation by the holders of outstanding stock entitled to cast not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote were present. The Reading Entertainment Certificate does not provide for a different result. The PBCL generally requires a written consent signed by all shareholders entitled to vote on the matter. However, the bylaws of a Pennsylvania corporation may provide for shareholders to act by written consent in substantially the same manner as the DGCL (unless the corporation is, in general, a reporting company under the Exchange Act, in which case such a provision must be in the articles of incorporation). Neither the Pennsylvania Articles nor the Pennsylvania Bylaws contain such a provision.

  DISSENTERS' RIGHTS

  Because the Class A Common Stock is listed on the Philadelphia Stock Exchange, holders of the Class A Common Stock will not be entitled to dissenters' rights with regard to the Reorganization under the applicable provisions of the PBCL.

  Pursuant to the PBCL, the owners of shares of Common Stock who file a written objection prior to the vote on the proposal to adopt the Merger Agreement and do not vote in favor of such proposal have the right to demand an appraisal of the "fair value" of their shares of Common Stock if the required procedures under Subchapter 15D of the PBCL are followed. Dissenters' rights will be forfeited if the requirements of Subchapter 15D are not fully and precisely satisfied.

  CERTAIN FEDERAL INCOME TAX CONSEQUENCES

  Neither the Company nor any of its shareholders, other than shareholders who receive payment for their shares as a result of the exercise of dissenters' rights, will recognize gain or loss for federal income tax purposes as a result of the Reorganization. Any receipt of cash by a holder of Common Stock in respect of the exercise by such holder of dissenters' rights will be a taxable transaction for federal income tax purposes and may also be a taxable transaction under applicable state, local and other tax laws.

  ACCOUNTING TREATMENT

  For financial reporting purposes, the Reorganization will be treated as a reorganization of affiliated entities, with all assets and liabilities of the Company recorded on the books of Reading Entertainment at their historical cost basis.

STOCK PROPOSAL

  Pursuant to the Exchange Agreement, following consummation of the Reorganization, Reading Entertainment will issue (i) 70,000 shares of Reading Entertainment's Series A Voting Cumulative Convertible Preferred Stock, par value $.001 per share (the "Series A Preferred Stock"), to CAC, and will grant certain contractual rights to Citadel and CAC, for $7 million in cash and (ii) 550,000 shares of Reading Entertainment's Series B Voting Cumulative Convertible Preferred Stock, par value $.001 per share (the "Series B Preferred Stock" and, together with the Series A Preferred Stock, the "Convertible Preferred Stock"), and 2,476,190 shares of Reading Entertainment Common Stock to Craig and CMI in exchange for certain assets now held by Craig and CMI. The assets to be transferred by Craig and CMI (collectively, the "Craig Assets") consist of 693,650 shares of the Series B Preferred Stock (the "Stater Stock") of Stater Bros. Holdings Inc. ("Stater"), Craig's 50% membership interest (the "Cinemas Interest") in Reading International Cinemas LLC, a Delaware limited liability company ("Reading International") of which an indirect wholly-owned subsidiary of the Company is the sole other member, and 1,329,114 shares of the 3% Cumulative Voting Convertible Preferred Stock, stated value $3.95 per share (the "Citadel Preferred Stock"), of Citadel. Reading Entertainment will grant Citadel and CAC certain rights, including an option for Citadel to require Reading Entertainment to acquire all or substantially all of Citadel's assets in exchange for Reading Entertainment Common Stock. See "Stock Proposal."

  THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE PROPOSAL TO APPROVE THE STOCK TRANSACTIONS.

  BACKGROUND AND DESCRIPTION OF THE EXCHANGE AGREEMENT

  Authorization of Development of Stock Transaction Plan. Over the past three years, the Company has focused its efforts on the Beyond-the-Home segment of the entertainment industry. The Board of Directors and management believe that there are significant opportunities in this market, but that, to reasonably achieve them, the Company needs to increase its capital base and to simplify the corporate structures which it has to date found necessary to utilize in pursuing such opportunities. The Stock Transactions have been developed to achieve these goals.

  At meetings held on May 23, 1996, management presented to the Company's Board of Directors and the Craig Board of Directors a business plan for the continued development and expansion of the Company's Beyond-the-Home Entertainment business. That report concluded that, while the Company currently has sufficient funding available to meet its current commitments, management believes that a plan to continue to expand the Company's business to take advantage of the various opportunities that management has identified as reasonably available to the Company would require significant additional capital. The report further recommended that the Company should consider looking to its affiliates, Craig and Citadel, as possible sources of such capital.

  Following these presentations, the Board of Directors of each of the Company and Craig authorized and directed the managements of the Company and Craig to work together to develop one or more proposals for the consolidation of the assets of the three companies. Subsequently, the Board of Directors of Citadel authorized and directed its management to cooperate with the Company and Craig in these efforts. Each of the Company, Craig and Citadel formed an independent committee comprised entirely of independent members of its board of directors. The independent committees, in turn, retained legal and financial advisors to advise the committees and to assist the committees in evaluating the plans and proposals developed by management as a result of these cooperative efforts. The Stock Transactions are the result of the efforts of the managements of the Company, Craig and Citadel, as negotiated, reviewed and ultimately recommended to the full Boards of Directors by the independent committees.

  Relationship among the Company, Craig and Citadel. Since 1989, Craig has been the principal controlling shareholder of the Company. As of the date of this Proxy Statement, Craig owns 2,610,826 shares of the Company's Class A Common Stock, representing approximately 52.5% of the combined Common Stock and Class A Common Stock. Also, since 1991, the Chairman of the Board of Craig has been the Chairman of the Board and principal executive officer of the Company, and the President of Craig has been the President and a director of the Company. Until June 1996, when the composition of the Boards of the three companies was modified to alleviate certain conflicts of interest in the context of negotiating the transaction which ultimately became the Stock Transactions, five of the six directors of Craig constituted five of the eight directors of the Company.

  As of the date of this Proxy Statement, the Company owns 1,564,473 shares of Citadel's Common Stock, representing approximately 26.1% of the outstanding shares of Citadel Common Stock and approximately 21.3% of the aggregate voting power of all outstanding shares of Citadel's capital stock. Also as of the date of this Proxy Statement, Craig owns 1,329,114 shares of Citadel Preferred Stock (representing approximately 18.1% of the aggregate voting power of all outstanding shares of Citadel's capital stock) and a warrant to purchase 666,000 shares of Citadel Common Stock (at an exercise price of $3.00 per share). The Company also holds an option to purchase the Citadel Preferred Stock and, under certain circumstances, such warrant from Craig. Without giving effect to the conversion of the Citadel Preferred Stock or the exercise of such warrant, the Company and Craig together hold approximately 39.5% of the aggregate voting power of all outstanding shares of Citadel's capital stock. If the Citadel Preferred Stock were converted into Citadel Common Stock and such warrant were exercised, the Company and Craig could hold over a majority of the aggregate voting power of such capital stock.

  There is substantial overlap among the managements and Boards of the Company, Craig and Citadel. The Chairman of the Board of the Company is also the Chairman of the Board of Craig and Citadel. The President of the Company is also the President and a director of Craig and the Vice Chairman of the Board and the Principal Accounting Officer, Secretary and Treasurer of Citadel. The Chairman and President of the Company and of Craig are also two of the four directors of Citadel. Until the realignment of the memberships of the various boards as described above, three of the five directors of Citadel were also directors of Craig. Also, Citadel, through its President and Chief Executive Officer, provides consulting services to, and is, in effect, the principal United States real estate advisor to, the Company and Craig with respect to cinema development matters.

  Citadel is a company in transition. In August 1994, Citadel's principal asset--a Southern California based savings and loan association--was recapitalized, as a result of which Citadel's interest in that association was reduced from 100% to essentially a 16% non-voting equity interest. Since the recapitalization, Citadel has focused on the disposition of the remainder of its interest in that association, the resolution of the various liabilities remaining from or pertaining to the period during which it was the parent holding company for that association, the management of a limited portfolio of commercial properties which were previously owned by the association, and reviewing its options with respect to the development of a future business plan. As of June 30, 1996, Citadel's assets totalled approximately $35 million, consisting principally of cash in the amount of approximately $19.2 million and commercial real estate with a book value of approximately $14.9 million.

  Description of the Stock Transactions. In the Stock Transactions, CAC will contribute, in exchange for 70,000 shares of Series A Preferred Stock and certain contractual rights, cash in the amount of $7 million.

  Craig will contribute to Reading Entertainment, in exchange for 125,098 shares of Series B Preferred Stock and 563,210 shares of Reading Entertainment Common Stock, the 50% Cinemas Interest in Reading International and the 1,329,114 shares of Citadel Preferred Stock. CMI will contribute to Reading Entertainment, in exchange for 424,902 shares of Series B Preferred Stock and 1,912,980 shares of Reading Entertainment Common Stock, the 693,650 shares of Stater Stock.

  The Convertible Preferred Stock will have a liquidation preference of $100 per share (the "Stated Value") and bear a cumulative dividend of 6.5%, payable quarterly. The Series A Preferred Stock will rank senior to the Series B Preferred Stock with respect to dividends and distributions on liquidation. The Series A Preferred Stock will be convertible, at any time after 18 months after the closing of the Stock Transactions (the "Closing"), or earlier after a Change in Control (as defined), into shares of Reading Entertainment Common Stock at a conversion price of $11.50 per share. The holders of the Series A Preferred Stock will have the right, during the 90-day period beginning five years after the Closing (provided Citadel has not exercised the asset put option described below), to require Reading Entertainment to repurchase the shares of Series A Preferred Stock for their aggregate Stated Value plus accrued dividends. In addition, if Reading Entertainment shall fail to pay dividends on the Series A Preferred Stock for four quarters, the holders of the Series A Preferred Stock will have the right to require Reading Entertainment to repurchase such shares, at the same redemption price, provided that such right may not be exercised prior to 18 months after the Closing. Finally, following a Change in Control (but not after the fifth anniversary of the Closing), Citadel will have the right to require Reading Entertainment to repurchase the shares of Series A Preferred Stock owned by Citadel and its affiliates for the same redemption price plus a premium. Reading Entertainment will have certain rights to require conversion of the Series A Preferred Stock and the right under certain conditions to redeem the Series A Preferred Stock at the Stated Value plus accrued and unpaid dividends plus a premium in certain cases. The Series B Preferred Stock will be convertible, at any time after 18 months after the Closing, into shares of Reading Entertainment Common Stock at a conversion price of $12.25 per share. Reading Entertainment will have the right to redeem the Series B Preferred Stock after five years at the Stated Value plus accrued and unpaid dividends plus a premium in certain cases. Holders of each series of Convertible Preferred Stock will be entitled to 9.64 votes per share held on all matters brought to a vote of the shareholders of Reading Entertainment, voting as a single class with the holders of the Reading Entertainment Common Stock and the other series of Convertible Preferred Stock.

  In addition, Citadel will have the option, exercisable at any time until 30 days after Reading Entertainment files its Annual Report on Form 10-K for the year ending December 31, 1999, to exchange all or substantially all of its assets for shares of Reading Entertainment Common Stock, subject to certain limitations. Also, Citadel and CAC will have certain demand and piggy-back registration rights with respect to the Reading Entertainment Common Stock issuable on conversion of the Series A Preferred Stock or on such asset exchange. Approval of the Stock Transactions by shareholders will also constitute approval of the issuance of shares of Reading Entertainment Common Stock on conversion of the Convertible Preferred Stock or on exercise by Citadel of the foregoing rights, as well as the repurchase of shares of Series A Preferred Stock on exercise by the holders of the Series A Preferred Stock or Reading Entertainment of the foregoing rights. In addition, the Exchange Agreement provides that Reading Entertainment will reimburse Citadel and CAC for their reasonable out of pocket costs with respect to the Stock Transactions, up to a maximum of $280,000.

  Committee and Board Proceedings. At its May 23, 1996 meeting, the Board of Directors of the Company formed a committee of independent directors (the "Independent Committee"). The Board authorized and directed the Independent Committee to review any proposal presented by management of the Company or any other party; to negotiate the terms of any proposed transaction; to evaluate the fairness of any consideration to be received or paid by the Company in, and the other terms of, any such transaction; and to make a recommendation to the Board with respect to such proposal.

  Serving on the Independent Committee were John W. Sullivan, Albert J. Tahmoush and Gregory R. Brundage. Messrs Sullivan and Tahmoush have been directors of the Company for more than the past 15 years, and Mr. Sullivan and his family collectively own approximately 231,000 shares, representing approximately 4.7%, of the Company's Class A Common Stock. Mr. Brundage has been an investment banker for more than the past 15 years, most recently as a Managing Director of Furman Selz Incorporated. Prior to Furman Selz, Mr. Brundage was Managing Director and Office Manager of the Investment Banking Division of PaineWebber Incorporated's Los Angeles office. In addition to his generalized knowledge and expertise with respect to investment banking and capital formation matters, Mr. Brundage brought to the Independent Committee specialized knowledge and expertise concerning the principal asset transferred to the Company by CMI in the

Stock Transactions. None of Messrs. Brundage, Sullivan or Tahmoush own any equity interest in Craig or Citadel except as shareholders of the Company. The Independent Committee retained Berwind Financial Group, L.P. ("Berwind") to advise it with respect to financial matters and Dechert Price & Rhoads to advise it with respect to legal matters.

  Following a number of meetings of the Independent Committee and negotiations with the independent committees of Craig and Citadel, the Independent Committee unanimously determined to recommend that the Board of Directors approve the Exchange Agreement. At a meeting on August 12, 1996, the Board of Directors received the report and recommendation of the Independent Committee and reviewed the terms of a draft letter of intent and a draft of the Exchange Agreement. The Board of Directors unanimously (with one director absent) approved the Independent Committee's recommendation of such terms, authorized the execution of the letter of intent, and approved the Exchange Agreement subject to management's approval of the definitive terms of the Exchange Agreement. Later that day, the Company, Craig and Citadel entered into the letter of intent, and the following business day the companies issued a press release announcing the letter of intent.

  On September 4, 1996, after completion of the definitive Exchange Agreement and related documents, the parties executed the Exchange Agreement and issued a press release announcing such signing.

  RECOMMENDATIONS OF THE INDEPENDENT COMMITTEE AND THE BOARD OF DIRECTORS

  The Board of Directors of the Company, based in part on the unanimous favorable recommendation of the Independent Committee and the opinion of the Independent Committee's financial advisor described below, has determined that the Exchange Agreement and the Stock Transactions are fair and in the best interests of the Company and its shareholders and has unanimously approved and adopted the Exchange Agreement. In recommending the Exchange Agreement, the Independent Committee and the Board of Directors considered a number of factors, including without limitation the following: (i) that the Company's principal purpose and objective in entering into the Stock Transactions is to enable Reading Entertainment to secure the substantial capital needed to expand Reading Entertainment's Beyond-the-Home Entertainment business on terms more favorable to the Company than the Company believes would otherwise currently be available to it (if at all) in the market; (ii) the advice of Berwind that the Company's ability to raise equity in the public market would be limited and more costly to the Company than the Stock Transactions, and that any equity raising activity would need to be strongly supported by Craig; (iii) the Board's belief, based on the directors' knowledge of the Company's assets, businesses, financial condition, results of operations and prospects, that the Exchange Agreement provides a fair price for the Convertible Preferred Stock and Reading Entertainment Common Stock; (iv) the Board's belief, based on the directors' knowledge of the Craig Assets, that the Exchange Agreement provides a fair valuation of the Craig Assets; (v) the opinion of Berwind to the effect that, as of the date of its written opinion and based upon and subject to certain matters as stated in its written opinion, the terms of the Exchange Agreement, taken as a whole, are fair, from a financial point of view, to the shareholders of the Company; (vi) the determination by the Independent Committee, Berwind and the Board, after considering a variety of alternative transactions, including a public offering or a rights offering, that no other transaction met the Company's goals as well as the Stock Transactions; (vii) that, although the equity interest of Craig in the Company would substantially increase, the Stock Transactions would not constitute a sale of control or other change of control since Craig has been the controlling stockholder of the Company for more than seven years; (viii) that, although the Company currently has approximately $163 million in NOL's, approximately $123 million of such amount will expire if not utilized by December 31, 1996; Reading Entertainment will receive a carryover basis in the Stater Stock, and any gain from a taxable disposition of such shares prior to December 31, 1996 should be able to be offset against a portion of such otherwise expiring NOL's; (ix) that the Company reasonably expects that Reading Entertainment will be able to utilize the Stater Stock, or the proceeds of a disposition of the Stater Stock, to support the expansion of the Company's Beyond-the-Home Entertainment business; and (x) that the gain to CMI on the disposition of its Stater Stock would not be eliminated, but only deferred.

  OPINION OF FINANCIAL ADVISOR

  Berwind has acted as financial advisor to the Independent Committee in connection with the Exchange Agreement. In connection with the approval of the Exchange Agreement by the Independent Committee and Board of Directors, Berwind provided the directors of the Company with its oral opinion to the effect that, as of the date of such opinion and based upon the matters considered in rendering such opinion, the terms of the Exchange Agreement, taken as a whole, are fair, from a financial point of view, to the shareholders of the Company. A copy of its written opinion, which sets forth the procedures followed, assumptions made, areas of reliance upon others and other matters considered in connection with rendering such opinion, is set forth as Exhibit E to this Proxy Statement and should be read carefully in its entirety.

  INTERESTS OF CERTAIN PERSONS IN THE STOCK TRANSACTIONS; CONFLICTS OF INTEREST

  Shareholders should be aware that certain members of the Company's management and Board of Directors have certain interests which may present them with actual or potential conflicts of interest in connection with the Stock Transactions. James J. Cotter, Chairman of the Board of the Company, is also Chairman of the Board of each of Craig and Citadel, and is a principal shareholder of Craig, holding 1,145,864 shares of Craig's common stock ("Craig Common Stock"), 77,500 shares of Craig's Class A Common preference stock (the "Craig Class A Stock") and options to acquire 300,000 shares of Craig Common Stock. S. Craig Tompkins, President and a director of the Company, is President and a director of Craig, holds 1,000 shares of Craig Class A Stock and options to acquire 17,500 shares of Craig Class A Stock, and is the Vice Chairman, Principal Accounting Officer, Secretary and Treasurer of Citadel. Edward L. Kane, a director of the Company, was President of Craig from January 1988 through January 1993 and a director of Craig until June 1996. Mr. Kane owns 1,500 shares of Craig Common Stock. In addition, James A. Wunderle, the Company's Executive Vice President, Chief Operating Officer, Chief Financial Officer and Treasurer, owns 1,000 shares of Craig Class A Stock.

  USE OF CRAIG ASSETS AND CITADEL PROCEEDS

  Reading is considering various alternatives for utilizing the Stater Stock in the funding of its Beyond-the-Home Entertainment business, the most likely being the contribution of the Stater Stock to one or more of Reading Entertainment's Australian affiliates to collateralize Australian Dollar borrowings. In addition, Stater has the right to repurchase the Stater Stock and has advised the Company that it is considering exercising such right prior to the end of Stater's 1997 fiscal year in September 1997. However, no assurance can be given that any such transaction will be completed.

  Reading Entertainment may elect to convert the Citadel Preferred Stock into Citadel Common Stock. In such event, Citadel has the right under certain circumstances to instead redeem the Citadel Preferred Stock for cash, at a premium. Reading Entertainment may also use the Citadel Preferred Stock, or any Citadel Common Stock received on such conversion, to secure borrowings. Again, no assurance can be given that any such transaction will be completed.

  CERTAIN CONSIDERATIONS

  In considering the Stock Transactions, shareholders should be aware of the following: (i) certain potential conflicts of interest as described herein;
(ii) the increased level of ownership of Reading Entertainment by Craig following completion of the Stock Transactions and the absence of any definitive legal opinion as to the status of Craig under certain Federal securities laws; (iii) the existence of certain considerations which may limit the ability of the Company to use its NOL's; (iv) the absence of any existing market for the Stater Stock and certain other matters with respect to the Stater Stock; and (v) the rights of Citadel under the Exchange Agreement to require Reading Entertainment to acquire substantially all of Citadel's assets for shares of Reading Entertainment Common Stock and, under certain circumstances, to require Reading Entertainment to repurchase the shares of Series A Preferred Stock issued to CAC. Each of these matters was reviewed and considered by the Independent Committee.

  DISSENTERS' RIGHTS

  The holders of the Common Stock and Class A Common Stock will have no dissenters' rights in connection with the approval of the Stock Transactions.

  TAX AND ACCOUNTING TREATMENT

  Neither the Company nor Reading Entertainment, nor any of their shareholders, will recognize any gain or loss as a result of the issuance of the Reading Entertainment Common Stock or the Convertible Preferred Stock in the Stock Transactions. Reading Entertainment's tax basis in the Craig Assets will be equal to Craig's and CMI's tax basis in the Craig Assets immediately prior to the Closing. Management believes that any gain recognized by Reading Entertainment on a taxable disposition of such assets would be offset by the Company's existing NOL's (but see "Certain Considerations--Certain Tax Matters").

  For financial reporting purposes, the Stock Transactions will be treated as a reorganization of affiliated entities, with the assets and liabilities received from Craig and CMI recorded on the books of Reading Entertainment at their historical cost basis.

VOTE REQUIRED

  The affirmative vote of a plurality of the shares cast at the Annual Meeting is necessary to elect the six directors. The affirmative vote of a majority of the shares cast at the Annual Meeting is necessary for the adoption of the Merger Agreement and the approval of the Exchange Agreement. The holders of the Class A Common Stock and Common Stock will vote on such matters as a single class.

SELECTED HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

  The following information sets forth selected financial data for the five years ended December 31, 1995 for the Company and Citadel and for the five years ended September 24, 1995 of Stater. Such information has been derived from the audited financial statements of the Company, Citadel and Stater. The financial data for the six month periods ended June 30, 1996 and 1995 of the Company and Citadel and the nine months ended June 23, 1996 and June 25, 1995 of Stater are derived from unaudited financial statements of the companies. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which the Company, Citadel, and Stater consider necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the interim periods presented are not necessarily indicative of the results that may be expected for the entire year. Pro forma financial information and per share data for the Company give effect to the acquisition of an 83.3% interest in the Angelika Theater (the "Angelika"), a Manhattan multiplex theater, in August 1996 (the "Angelika Acquisition"), the Reorganization and the Stock Transactions. The following tables are derived from, and should be read in conjunction with, the historical and pro forma financial statements appearing elsewhere herein and the related notes thereto.

                            AT OR FOR THE
                          SIX MONTHS ENDED
                              JUNE 30,       AT OR FOR THE YEAR ENDED DECEMBER 31,
                          ----------------- ------------------------------------------
                           1996(1)  1995(1) 1995(1) 1994(1)   1993     1992     1991
                          --------- ------- ------- -------  -------  -------  -------
                                (AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)
THE COMPANY
Revenues................  $  10,686 $ 8,369 $19,973 $10,990  $ 3,509  $ 4,505  $ 6,188
Income (loss) before
 cumulative effect of
 accounting change......      1,039     322   2,351  (1,652)    (520)  (3,424)   1,982
Cumulative effect of
 accounting change......          0       0       0       0      132        0        0
                          --------- ------- ------- -------  -------  -------  -------
Net income (loss).......  $   1,039 $   322 $ 2,351 $(1,652) $  (388) $(3,424) $ 1,982
                          ========= ======= ======= =======  =======  =======  =======
Per share information:
 Income (loss) before
  cumulative effect of
  accounting change.....  $    0.21 $  0.06 $  0.47 $ (0.33) $ (0.11) $ (0.69) $  0.40
 Cumulative effect of
  accounting change for
  income taxes..........       0.00    0.00    0.00    0.00     0.03     0.00     0.00
                          --------- ------- ------- -------  -------  -------  -------
 Net income (loss) per
  share.................  $    0.21 $  0.06 $  0.47 $ (0.33) $ (0.08) $ (0.69) $  0.40
                          ========= ======= ======= =======  =======  =======  =======
Balance sheet data (at
 end of period):
 Book value per
  outstanding common
  share.................  $   14.02 $ 13.41 $ 13.82 $ 13.29  $ 13.68  $ 13.76  $ 14.45
 Total assets...........     80,077  73,104  75,544  72,716   70,121   71,509   76,272
 Shareholders' equity...  $  69,703 $66,681 $68,712 $66,086  $68,026  $68,416  $71,841
THE COMPANY AND THE
 ANGELIKA ACQUISITION--
 PRO FORMA
Revenues................  $  13,788         $26,865
Net income..............        950           1,774
Per share information:
 Net income per common
  share.................  $    0.19         $  0.36
                          =========         =======
Balance sheet data (at
 end of period):
 Book value per
  outstanding common
  share.................  $   14.02
 Total assets...........     84,514
 Shareholders' equity...  $  69,703
THE COMPANY, THE
 ANGELIKA ACQUISITION,
 THE REORGANIZATION AND
 THE STOCK
 TRANSACTIONS--PRO FORMA
Revenues................  $  17,807         $34,305
Net income(2)...........      4,342           8,780
Per share information:
 Net income per common
  share(3)..............  $    0.30         $  0.60
                          =========         =======
Balance sheet data (at
 end of period):
 Book value per
  outstanding common
  share(4)..............  $   13.52
 Total assets...........    181,060
 Redeemable Preferred
  Stock.................      5,600
 Shareholders' equity...  $ 155,745

--------
(1) Results of operations of Cine Vista have been included since its acquisition effective July 1, 1994.
(2) Prior to preferred dividends of $2,143,000 and $4,286,000 for the six months and twelve months, respectively.
(3) Does not include a non-recurring reversal of a deferred tax asset valuation allowance of $20,782,000 or $2.79 per pro forma common share resulting from the reduction of the deferred tax liabilities associated with the Stater Stock.
(4) Book value per share, assuming conversion of the Convertible Preferred Stock, would be $12.80 per share.

                           AT OR FOR THE
                            SIX MONTHS
                               ENDED
                             JUNE 30,            AT OR FOR THE YEAR ENDED DECEMBER 31,
                          ---------------  ------------------------------------------------------
                           1996    1995     1995      1994        1993        1992        1991
                          ------- -------  -------  ---------  ----------  ----------  ----------
                                     (AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)
CITADEL (HISTORICAL)(1)
Income from real estate
 operations.............  $ 3,312 $ 2,545  $ 6,112  $   2,115
Gain on property sales..    1,473   1,541    1,541
Net interest income
after provision for
estimated loan losses...                                                   $   79,601  $   92,264
Gain on sale of loans,
 net....................                                                        1,117       2,118
Gains on sale of
 mortgage-backed
 securities.............                                                                    8,993
Gains (losses) on sales
 of investment
 securities.............                                                                        1
Other income (expense)..                                                       (6,602)     (5,616)
Administrative charge
 from Fidelity..........                                  916
Gain (loss) related to
 investment in Fidelity
 Federal Bank(2)........    4,000     (39)     (41)  (171,964) $ (103,628)
Operating expense.......    3,001   2,670    6,214      4,060                  77,911      79,446
                          ------- -------  -------  ---------  ----------  ----------  ----------
Earnings (loss) before
 income taxes...........    5,784   1,377    1,398   (174,825)   (103,628)     (3,795)     18,314
Income tax expense
 (benefit)..............        0       0        0          0     (36,467)     (5,841)     15,651
                          ------- -------  -------  ---------  ----------  ----------  ----------
Net earnings (loss).....  $ 5,784 $ 1,377  $ 1,398  $(174,825) $  (67,161) $    2,046  $    2,663
                          ======= =======  =======  =========  ==========  ==========  ==========
Per share information:
 Earnings (loss) per
  common share and
  common equivalent.....  $  0.70 $  0.16  $  0.16  $  (26.45) $   (11.56) $     0.62  $     0.81
Balance sheet data (at
 end of period):
 Book value per
  outstanding common
  share.................  $  3.02 $  2.08  $  2.08  $    1.89  $    28.41  $    67.67  $    67.05
 Total assets...........   35,388  39,877   39,815     39,912   4,389,519   4,698,326   5,126,525
 Long-term debt.........   10,372  16,252   16,186     14,846     794,230     968,400     931,150
 Stockholders' equity...  $23,387 $17,738  $17,720  $  17,838  $  187,403  $  223,186  $  221,140

--------
(1) Certain amounts in prior periods have been reclassified to conform to the current period financial statement presentation.
(2) Gain in period ended June 30, 1996 was due to the non-recurring recognition for financial statement purposes of previously deferred proceeds from the bulk sale of loans and properties by Citadel's previously owned subsidiary, Fidelity Federal Bank.

                           AT OR FOR THE NINE
                              MONTHS ENDED                      AT OR FOR THE YEAR ENDED
                          ---------------------- --------------------------------------------------------
                           JUNE 23,    JUNE 25,  SEPT. 24,  SEPT. 25,   SEPT. 26,  SEPT. 27,   SEPT. 29,
                             1996        1995       1995       1994        1993       1992        1991
                          ----------  ---------- ---------- ----------  ---------- ----------  ----------
                                          (AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)
STATER (HISTORICAL)(1)
Sales...................  $1,244,312  $1,177,288 $1,579,895 $1,539,717  $1,526,002 $1,539,758  $1,514,713
Gross Profit............     285,066     262,864    352,540    339,923     330,603    338,691     324,755
Income (loss) before
extraordinary charge and
cumulative effect of
accounting change.......      12,323       5,315      6,727      8,789       5,692      7,747       3,719
                          ----------  ---------- ---------- ----------  ---------- ----------  ----------
Extraordinary
 charge(2)..............                                        (8,036)                (1,470)
Cumulative effect of
accounting change for
income taxes............                                           372
                          ----------  ---------- ---------- ----------  ---------- ----------  ----------
Net income..............  $   12,323  $    5,315 $    6,727 $    1,125  $    5,692 $    6,277  $    3,719
                          ==========  ========== ========== ==========  ========== ==========  ==========
Per share information:
 Income before
 extraordinary charge
 and cumulative effect
 of accounting change...  $   126.75  $    53.15 $    67.27 $    84.62  $    53.69 $    71.94  $    25.35
 Net income per common
  share.................      126.75       53.15      67.27       7.98       53.69      57.24       25.35
Balance sheet data (at
 end of period):
 Book value per
 outstanding common
 share..................     (912.38)     121.66     135.78      68.51      407.02     353.33      296.07
 Cash dividends declared
 per common share.......        0.00        0.00       0.00     400.00        0.00       0.00        0.00
 Total assets...........     328,546     311,588    314,082    306,489     264,484    262,887     244,185
 Long-term debt.........     172,293     173,319    173,099    174,187      98,032    101,643      81,557
 Redeemable Preferred
  Stock.................      69,365           0          0          0           0          0           0
 Shareholders' equity...  $  (45,619) $   12,166 $   13,578 $    6,851  $   44,302 $   36,933  $   35,477

--------
(1) Certain amounts in prior periods have been reclassified to conform to the current period financial statement presentation.
(2) Extraordinary charges in 1994 and 1992 represent the after-tax charge from the early retirement of debt.

                             ELECTION OF DIRECTORS

BENEFICIAL OWNERSHIP OF COMMON STOCK AND CLASS A COMMON STOCK

  The following tables set forth certain information regarding the Common Stock and Class A Common Stock of the Company owned on September 30, 1996 by
(i) each person or group who is known by the Company to own beneficially more than 5% of the Company's Common Stock or Class A Common Stock, (ii) each of the Company's directors, (iii) each executive officer named in the Summary Compensation Table (set forth below) and (iv) all directors and officers of the Company as a group.

  5% BENEFICIAL OWNERS

                                                    AMOUNT AND
                                                    NATURE OF         PERCENT OF
                                                    BENEFICIAL         CLASS A
NAME AND ADDRESS OF BENEFICIAL OWNER     CLASS     OWNERSHIP(1)      COMMON STOCK
------------------------------------     -----     ------------      ------------
Craig Corporation...........          Class A       2,610,826(2)        52.59
550 South Hope Street                 Common Stock
Los Angeles, California
 90071
James J. Cotter.............          Class A         271,232(2)(3)      5.19
550 South Hope Street                 Common Stock
Los Angeles, California
 90071
Libra Advisors, Inc.........          Class A         319,500(4)         6.44
c/o Ranjan Tandon                     Common Stock
277 Park Avenue, 26th Floor
New York, NY 10017

  SECURITY OWNERSHIP OF MANAGEMENT

                                               AMOUNT AND
                                               NATURE OF         PERCENT OF
                                               BENEFICIAL          CLASS A
NAME OF BENEFICIAL OWNER                      OWNERSHIP(1)     COMMON STOCK(1)
------------------------                      ------------     ---------------
Gregory R. Brundage..........................         0                 *
James J. Cotter..............................   271,232(2)(3)        5.19
Edward L. Kane...............................     9,000(5)(6)           *
Robert F. Smerling...........................     9,500(7)              *
John W. Sullivan.............................   172,359(5)(8)        3.47
Albert J. Tahmoush...........................     7,500(5)              *
S. Craig Tompkins............................    14,525(2)(9)           *
James A. Wunderle............................    11,000(10)             *
All Directors and Officers As a Group (11
 Persons)....................................   495,116(11)         10.07

--------
 *   Percentages of less than one percent have not been indicated.
 (1) Includes outstanding shares of Class A Common Stock and Class A Common Stock issuable within 60 days of September 30, 1996 upon the exercise of outstanding stock options. All of the stock beneficially owned by the directors and officers is Class A Common Stock.
 (2) Craig filed a Schedule 13D dated June 19, 1989, as amended, stating that the shares had been purchased for investment purposes. Share information is presented based on the number of shares reported in the last amendment filed to such Schedule 13D. James J. Cotter is Chairman of the Board of the Company and Craig. S. Craig Tompkins is President of the Company and Craig. James J. Cotter is also a principal shareholder of Craig. Each of Messrs. Cotter and Tompkins disclaims beneficial ownership of the Company's shares held by Craig.
 (3) Includes 5,000 shares held in a pension plan and 1,000 shares held by the James J. Cotter Profit Sharing Plan. Also includes 265,232 shares Mr. Cotter is eligible to receive through the exercise of stock options.

 (4) Libra Fund, L.P., a Delaware limited partnership ("Libra"), Libra Advisors, Inc., a New York corporation ("Advisors") and the general partner of Libra, Ranjan Tandon and Chandrika Tandon jointly filed a
     Schedule 13D with the SEC dated December 12, 1995, as amended, stating that the shares have been purchased for investment purposes. Mr. Tandon is the sole shareholder and president of Advisors. Mrs. Tandon is the wife of Mr. Tandon. Libra, Advisors and Mr. Tandon may jointly be deemed to be the beneficial owners of 211,000 shares of Class A Common Stock. Mrs. Tandon is the beneficial owner of 108,500 shares of Class A Common Stock. Mrs. Tandon disclaims beneficial ownership of the shares held by Libra, Advisors and Mr. Tandon. Libra, Advisors and Mr. Tandon each disclaim beneficial ownership of the shares owned by Mrs. Tandon. However, in an exhibit to Amendment No. 1 to its Schedule 13D, Advisors has characterized the shares held by Mrs. Tandon as being held by an "affiliate" of Advisors.
 (5) Includes 7,500 shares which may be acquired through the exercise of stock options.
 (6) Includes 1,500 shares held in a retirement account.
 (7) Includes 6,000 shares which may be acquired through the exercise of stock options.
 (8) Includes 55,520 shares owned by a family trust for which Mr. Sullivan is a trustee; 32,785 shares held in a trust for the benefit of Mr. Sullivan's daughter for which Mr. Sullivan serves as trustee; and 29,636 shares held in custodial accounts for Mr. Sullivan's son for which Mr. Sullivan serves as custodian. Excludes 100,920 shares held in a charitable foundation of which Mr. Sullivan serves as a director, as well as 66,100 share held by other trusts (of which Mr. Sullivan is not a trustee) for the benefit of Mr. Sullivan's children, as to which Mr. Sullivan disclaims beneficial ownership.
 (9) Includes 13,125 shares which may be acquired through the exercise of stock options. Excludes 200 shares held in Mr. Tompkins' wife's retirement plan and 500 shares held in trust for Mr. Tompkins' minor child as to which Mr. Tompkins disclaims beneficial ownership.
(10) Includes 11,000 shares which may be acquired through the exercise of stock options.
(11) Includes 317,857 shares which may be acquired through the exercise of stock options.

NOMINEES FOR ELECTION

  Six directors are to be elected at the Annual Meeting. Each director will serve for a term of one year and until his successor has been elected. Unless otherwise instructed, proxy holders will vote the proxies received by them for the election of the nominees named below, all of whom are currently directors of the Company. If any nominee becomes unavailable for any reason, it is intended that the proxies will be voted for a substitute nominee designated by the Board of Directors. The Board of Directors has no reason to believe the nominees named will be unable to serve if elected. Any vacancy occurring on the Board of Directors for any reason may be filled by a majority of the directors then in office until the next Annual Meeting of Shareholders. If the proposal to adopt the Merger Agreement is approved and the Reorganization consummated, the directors of the Company also will become, and be ratified as, directors of Reading Entertainment.

  The names of the nominees for director, together with certain information regarding them, are as follows:

             NAME            AGE                 POSITION
             ----            ---                 --------
   James J. Cotter (1)......  58 Chairman of the Board, Chairman of the
                                  Executive Committee of the Board and a
                                  Director
   S. Craig Tompkins........  45 President and a Director
   Edward L. Kane (1)(2)....  58 Director
   John W. Sullivan (1)(2)..  62 Director
   Albert J. Tahmoush (2)...  75 Director
   Gregory R. Brundage......  52 Director

--------
(1) Member of the Executive Committee. The Executive Committee is appointed annually by the Board of Directors and exercises the authority of the Board of Directors in the management of the business and affairs of the Company between meetings of the Board of Directors. The Executive Committee is responsible for recommending to the Board of Directors remuneration for senior management and officers of the Company, recommending adoption of compensation plans and the granting of options under the Company's stock option plan. The Executive Committee held one meeting in 1995.

(2) Member of the Audit and Finance Committee. The Audit and Finance Committee is appointed annually by the Board of Directors to recommend the selection of independent auditors, review the scope and results of the annual audit, review financial results and status, review and assess the adequacy of the Company's accounting practices, financial controls and reporting systems and assess the financial planning functions of the Company. During 1995, the Audit and Finance Committee held two meetings.

  During 1995, the Company's Board of Directors held eight meetings. No Director attended fewer than 75% of the total number of meetings of the Board of Directors and of the committees of the Board of Directors on which such Director served.

  Mr. Cotter has been Chairman of the Board of Directors since December 1991, Chairman of the Company's Executive Committee since March 1992 and a director since September 1990. Mr. Cotter is the principal executive officer of the Company and serves as the Chairman and a Managing Director of Reading International. Mr. Cotter has been Chairman of the Board of Craig since 1988, and a director since 1985. Mr. Cotter has been a director and the Chairman of the Board of Citadel since 1991. Mr. Cotter has been a director and Chief Executive Officer of Townhouse Cinemas Corporation (motion picture exhibition) since 1987, Executive Vice President and a director of The Decurion Corporation (motion picture exhibition) since 1969 and a director of Stater and its predecessors (retail grocery chain) since 1987. Townhouse Cinemas Corporation is the parent of City Cinemas Corporation ("City Cinemas") (see "Certain Transactions"). From 1988 through January 1992, Mr. Cotter also served as the President and a director of Cecelia Packing Corporation (a citrus grower and packer), a company wholly owned by Mr. Cotter. Mr. Cotter is also a director and Executive Vice President of Pacific Theatres, Inc., a wholly-owned subsidiary of The Decurion Corporation.

  Mr. Tompkins has been President and a director of the Company since March 1993. He serves as the Chairman and Vice President of Reading Cinemas of Puerto Rico, Inc. ("RCPR") and as a Managing Director of Reading International. Mr. Tompkins is President and a director of Craig and has served in such positions since March 1, 1993. Prior thereto, Mr. Tompkins was a partner in the law firm of Gibson, Dunn & Crutcher for more than five years. Mr. Tompkins has been a director of Citadel since May 1993, became Vice Chairman in August 1994, and Secretary, Treasurer and Principal Accounting Officer in September 1994. Mr. Tompkins has served as a director of G&L Realty Corp., a New York Stock Exchange listed REIT, since December 1993.

  Mr. Tompkins was elected President of the Company and to the Board of Directors of the Company effective March 1, 1993. On the same date that he was elected to the positions with the Company, Mr. Tompkins was elected by the directors of Craig as the President and a director of that corporation. Although the terms of Mr. Tompkins' employment with the Company and with Craig are independent of one another, Mr. Tompkins has advised the Company that he would not have accepted the positions with the Company if he had not been elected that same day to his current positions at Craig and that it was his understanding, based upon negotiations with the Chairman of the Board of the Company and of Craig, that, subject to the approval of the directors of the Company and of Craig, he would be serving in similar capacities at both the Company and Craig. The Company has been advised by Craig that Craig has no agreement or understanding with Mr. Tompkins with respect to his serving as an officer or director of the Company either in his individual capacity or on behalf of Craig. Mr. Tompkins' understanding with the Company concerning the terms of his employment anticipates that he will serve as a director of the Company in addition to serving as President.

  Mr. Kane has been a director of the Company since 1989 and has been Chairman of the Company's Audit and Finance Committee since October 1995. Mr. Kane currently serves as a consultant. Mr. Kane served as Vice President of SunSurgery Corporation from February through November 1995. Prior to its acquisition by Sun Healthcare Group, Inc. in February 1995, Mr. Kane served as Chairman, Chief Executive Officer and a director of Altis Outpatient Services, Inc., which owned and operated ambulatory surgical centers, since February 1993. Mr. Kane served as President of the Company from December 1991 through January 1993 and was President of Craig from January 1988 through January 1993. Mr. Kane is a director of BDI Investment Corporation and until June 1996 served as a director of Craig. Mr. Kane resigned his position as a director of Craig in order to continue to serve as the Chairman of the Company's Audit and Finance Committee during the development and negotiation of the Stock Transactions without any potentially conflicting obligations to Craig.

  Mr. Sullivan has been a director of the Company since January 1981. Mr. Sullivan was Chairman of the Board of the Company from April 1986 through December 1991. He was Chief Executive Officer of the Company from January 1981 to October 1986 and was President from January 1981 until April 1986.
Mr. Sullivan is engaged in real estate development.

  Mr. Tahmoush has been a director of the Company since January 1981. From March 1977 until his retirement in August 1985, he was Chairman, President and Chief Executive Officer of Frank B. Hall & Co., Inc., an insurance broker. He is also a director and Deputy Chairman of UBAF Arab American Bank.

  Mr. Brundage has been a director of the Company since May 1996. Mr. Brundage has been a Managing Director of Furman Selz Incorporated since May 1996. Prior thereto, Mr. Brundage was the Managing Director and Office Manager of the Investment Banking Division of PaineWebber Incorporated's Los Angeles office since 1987. Mr. Brundage has served as the principal outside financial advisor to Stater for more than the past five years. While a Managing Director of PaineWebber Incorporated, Mr. Brundage advised Citadel in connection with its 1993 rights offering and advised Craig in connection with its 1990 public offering of its Class A Common Preference Stock.

  In connection with the development of the Stock Transactions, it was determined that it would be in the best interests of the Company and Craig, and their respective stockholders, if each were represented by an independent committee comprised entirely of independent directors. Due to the substantial overlap between the Boards of Directors of the Company and Craig, there was only one Craig director who was not, at the time of meetings of the Boards held in May 1996, also a director of the Company. There were, however three directors of the Company (Messrs. Sullivan, Tahmoush and Brundage) who were not directors of Craig and were independent of Craig and its principal stockholders.

  Accordingly, it was determined appropriate for Gerard P. Laheney and Ralph
B. Perry III, who were then directors of the Company, to resign as directors of the Company so that they could serve as members of Craig's independent committee and so that each of the Company and Craig could be represented by independent committees of three directors each. Due to Edward L. Kane's status as the Chairman of the Company's Audit and Finance Committee, it was also felt prudent for Mr. Kane to resign as a director of Craig, even though he would not be serving on the Company's Independent Committee, so that Mr. Kane would be free from any potential conflict during the course of the negotiations of the Stock Transactions with respect to his duties as the Chairman of the Company's Audit and Finance Committee.

DIRECTOR COMPENSATION

  Directors who are not employees of the Company receive an annual retainer of $24,000, except for the Chairman of the Audit and Finance Committee who receives an annual retainer of $26,000. The Chairman of the Board receives an annual retainer of $150,000. No separate fees are paid for meetings of the Board or committee meetings. In connection with the evaluation of the Stock Transactions, the Board of Directors established an Independent Directors Committee (the "Independent Committee"). Each member of the Independent Committee has received the sum of $10,000 for his service on the Independent Committee through August 15, 1996. See "Stock Proposal--Background of the Exchange Agreement."

                 THE BOARD RECOMMENDS A VOTE FOR THE NOMINEES.

EXECUTIVE OFFICERS

  The names of the executive officers of the Company, other than nominees for director, together with certain information regarding them, are as follows:

NAME                             AGE POSITION
----                             --- --------
Charles S. Groshon..............  43 Vice President
Eileen M. Mahady................  31 Controller
B. John Rochester...............  53 Chief Executive Officer, Australian Cinema
                                      Operations and Reading Australia Pty. Ltd.
Robert F. Smerling..............  61 Chief Executive Officer, Domestic and
                                      Puerto Rico Cinema Operations and Reading
                                      International
James A. Wunderle...............  44 Executive Vice President, Chief Operating
                                      Officer, Chief Financial Officer and
                                      Treasurer

  Mr. Groshon has been a Vice President of the Company since December 1988. Prior thereto he served the Company in various accounting positions.

  Ms. Mahady has been the Controller of the Company since April 1990. Prior to joining the Company, she was a senior auditor with Ernst & Young.

  Mr. Rochester has been the Chief Executive Officer of the Company's Australian cinema operations since November 1995. From 1990 through 1995, Mr. Rochester was the Managing Director of Television & Media Services Ltd. (formerly Hoyts Entertainment Ltd.). He also served in several other executive offices for that organization since 1987. Mr. Rochester has more than 21 years of experience in the motion picture exhibition industry.

  Mr. Smerling was retained in November 1993 to serve as the Chief Executive Officer of the Company's cinema operations. Mr. Smerling is the President of RCPR and the Chief Executive Officer of Reading International. He served as President of Loews Theatre Management Corporation (now SONY Theatres), a subsidiary of Sony Corporation, from May 1990 until November 1993. Mr. Smerling also serves as President and Chief Executive Officer of City Cinemas. Mr. Smerling has over 35 years experience in the motion picture exhibition industry.

  Mr. Wunderle has been Chief Operating Officer since February 1990 and Executive Vice President, Treasurer and Chief Financial Officer since December 1988. He was Vice President of Finance, Chief Financial Officer and Treasurer from January 1987 to December 1988 and prior thereto was Treasurer since March 1986.

EXECUTIVE COMPENSATION

  I. Summary Compensation Table

  The following table shows, for the years ending December 31, 1995, 1994 and 1993, the cash compensation paid by the Company, as well as certain other compensation paid or accrued for those years, to each of the most highly compensated executive officers of the Company whose compensation exceeded $100,000 in all capacities in which they served:

                                                                       LONG TERM
                                           ANNUAL COMPENSATION          AWARDS
                                      -------------------------------- ---------
                                                          OTHER ANNUAL
                                       SALARY      BONUS  COMPENSATION  OPTIONS
NAME AND PRINCIPAL POSITION      YEAR   ($)         ($)      ($)(1)       (#)
---------------------------      ---- --------    ------- ------------ ---------
James J. Cotter(2).............. 1995                       $150,000
 Chairman of the Board of
  Directors                      1994                        150,000
                                 1993                        150,000
S. Craig Tompkins(3)............ 1995 $180,000
 President                       1994  180,000
                                 1993  150,000                          17,500
Robert F. Smerling.............. 1995  175,000
 President, Reading Cinemas      1994  175,000
 of Puerto Rico, Inc.            1993   20,192(4)                       15,000
James A. Wunderle............... 1995  130,000    $52,500
 Executive Vice President,       1994  120,000     50,000
 Chief Operating Officer, Chief  1993  115,000     50,000
 Financial Officer and Treasurer

--------
(1) In accordance with Company practice, Mr. Cotter has received a fee for his services as Chairman of the Board of Directors of $150,000 per annum since December 1991.
(2) Since December 1991, Mr. Cotter has been the principal executive officer of the Company and may therefore be considered to have acted in a capacity similar to the chief executive officer of the Company since that time.
(3) Mr. Tompkins was retained as President effective March 1, 1993. Amount set forth for 1993 reflects salary for the period March 1 through December 31, 1993.
(4) Mr. Smerling was retained by the Company effective November 17, 1993.

  II. Option Grant Table

  No options were granted under the Company's 1992 Non-Qualified Stock Option Plan (the "Option Plan") during the year ended December 31, 1995 to any of the persons named in the Summary Compensation Table above.

  III. Option Exercises and Year-End Table

  The following sets forth information with respect to the options held by the persons named in the Summary Compensation Table above as of December 31, 1995. No options were exercised by such persons during the fiscal year ended December 31, 1995 and none of the options held by such persons at December 31, 1995 had exercise prices which were below the market price of the Company's Class A Common Stock as of that date. All of such options have an exercise price of $14.00 per share, except those held by Mr. Wunderle which have exercise prices of $12.50 to $15.54 per share.

                         FISCAL YEAR-END OPTION VALUES

                                                                NUMBER OF
                                                          UNEXERCISED OPTIONS AT
                                                                 12/31/95
                                                          ------------------------
                                                              EXERCISABLE /
       NAME                                                   UNEXERCISABLE
       ----                                               ------------------------
       James J. Cotter...................................    265,232 /         0
       S. Craig Tompkins.................................     13,125 /     4,375
       Robert F. Smerling................................      6,000 /     9,000
       James A. Wunderle.................................     17,000 /         0

EMPLOYMENT ARRANGEMENTS

  Mr. Tompkins is entitled to a severance payment equal to his annual base salary and continuation of medical and insurance benefits in the event that his employment is involuntarily terminated and no change in control of the Company has occurred. Mr. Tompkins is entitled to a severance payment equal to two years annual salary in the event that a change in control of the Company occurs.

  Mr. Rochester is employed under the terms of an employment contract with an initial term of two years beginning January 1, 1996, with automatic renewal terms of one year each. The agreement provides for an incentive payment to Mr. Rochester after the fourth anniversary of the agreement, based on a multiple of cash flow of the Company's Australian operations. Under the agreement, in the event Mr. Rochester's employment is terminated by the Company without cause, he will be entitled to receive such incentive payment plus 17 payments, each equal to his monthly remuneration, if such termination is during the initial term, or 11 such monthly payments if such termination is after the initial term. Mr. Rochester is entitled to receive a lump sum distribution of such amounts, as applicable, if the Company and Craig both withdraw from any material investment or involvement in the Australian operations and he is not granted employment under comparable terms.

  Messrs. Smerling, Wunderle and Groshon and Ms. Mahady are entitled to receive payment equal to twelve, twelve, nine and four months, respectively, of annual base salary in the event their individual employment with the Company is involuntarily terminated.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  The Executive Committee of the Board of Directors performs certain functions which are equivalent to those performed by a compensation committee. Mr. Cotter is the principal executive officer of the Company and also a member of the Executive Committee of the Board of Directors. Mr. Kane is a member of the Executive Committee, and served as President of the Company from December 1991 through January 1993. Mr. Sullivan, also a member of the Executive Committee, served as the President and Chief Executive Officer of the Company from 1981 through 1986.

CERTAIN TRANSACTIONS

  Stock Purchases. In 1994, 1995 and 1996, the Company's Board of Directors voted to waive the transfer restrictions imposed by the provisions of the Company's Class A Common Stock to the extent necessary to permit James J. Cotter and Craig to acquire additional shares of the Company's Class A Common Stock. The transfer provisions prohibit a party from acquiring more than 4.75% of the Company's outstanding capital stock without the permission of the Company's Board of Directors and are intended to assure the continuing availability of the Company's tax loss carryforwards by precluding a change in control which could limit the value of the carryforwards. See "Reorganization Proposal--Description of Reading Entertainment Capital Stock and Certain Changes in the Rights of Shareholders." Craig currently owns approximately 52.5% of the Company's outstanding capital stock and has been granted approval to acquire up to 55%. Prior to granting the waiver of the restrictions, the Board of Directors had determined that acquisition of the shares by Mr. Cotter and Craig would not affect the continuing availability of the Company's tax loss carryforwards.

  City Cinemas. Mr. Smerling serves as the Chief Executive Officer of RCPR, Reading International and City Cinemas, a New York motion picture theater exhibitor. City Cinemas is an affiliate of Mr. Cotter, the Company's Chairman. In November 1993, coincident to retaining Mr. Smerling, the Company and City Cinemas entered into an Executive Sharing Agreement pursuant to which Mr. Smerling provides services to both the Company and City Cinemas and the cost of such services is shared by the parties, if such costs cannot be allocated directly to such parties. Prior to retaining Mr. Smerling and entering into the Executive Sharing Agreement, the Board of Directors had determined that City Cinemas and the Company were not competitors and also noted that the arrangement provided the Company with a chief executive officer with background and experience which the Company could not otherwise afford based upon its then present scope of operations.

  On August 27, 1996, the Company and Sutton Hill Associates ("Sutton Hill"), a partnership which is owned by Mr. Cotter and another principal stockholder of Craig, acquired, for approximately $12,429,000, the Angelika Film Center (the "Angelika"), a multiplex theatre located in New York City, which management believes to be the premier specialty theatre in the United States. The Company and Sutton Hill have formed a limited liability company, Angelika Film Centers LLC ("AFC"), to hold their interest in the Angelika. AFC acquired the Angelika assets with a combination of available cash, a fully collaterized promissory note issued to the sellers and credit in full satisfaction of a judgement encumbering the Angelika, with interest on such judgement at a rate of 9% per annum. The Company had acquired such judgement from a bank for $1,285,000 in November 1995.

  The Company contributed 83.3% of the capital of AFC and Sutton Hill contributed the remaining 16.7%. The operating agreement of AFC provides that all depreciation and amortization (the "Special Deductions") will first be allocated to Sutton Hill until the aggregate amount of such Special Deductions equals Sutton Hill's initial investment. Thereafter, the Company will receive all Special Deductions until the relative ownership interests are equal to the initial ownership interests of the parties. Sutton Hill has agreed to subordinate its interest in AFC to the Company's interest in order to permit the Company to pledge AFC and its assets as collateral to secure borrowings by the Company. In addition, Sutton Hill has agreed that the Company will be entitled to receive up to 100% of the proceeds of borrowings by AFC, up to the amount of the Company's initial capital contribution to AFC.

  AFC is managed by City Cinemas pursuant to the terms of a management agreement (the "Management Agreement"). The Management Agreement provides for City Cinemas to manage the Angelika for a minimum annual fee of $125,000 plus an incentive fee equal to 50% of annual cash flow (as defined in the Management Agreement) over prespecified levels, provided however that the maximum annual fee (minimum fee plus incentive fee) may not exceed 5% of the Angelika's annual revenues.

  Reading International. In November 1995, the Company and Craig formed Reading International to develop and operate multiplex cinemas in Australia. The Company and Craig each committed to make an initial contribution of $5 million, on an as needed basis, for an aggregate initial capitalization of $10 million. The provisions of the agreement which governs the activities of Reading International provide, among other things, that each party will have preemptive rights with respect to the provision of future capital and rights of first refusal regarding any proposed disposition of the other's interest in Reading International.

  On March 29, 1996, the Company, Craig and CMI entered into a capital funding agreement (the "Capital Funding Agreement") with respect to Reading International pursuant to which they agreed to increase the capital committed by the Company and Craig to Reading International from $10 million to approximately $103 million through a combination of cash contributions and secured capital funding undertakings. Under the terms of the Capital Funding Agreement, the Company and Craig each agreed to immediately contribute to Reading International an additional $12,500,000 in cash, for an aggregate $25,000,000. These amounts have been fully funded by the parties. In addition, the Company and Craig (directly or through CMI) have undertaken to contribute up to an additional $37,500,000 each, for an aggregate future commitment of $75,000,000 on an as needed basis. The commitments of the Company are secured by various assets, and the commitments of Craig and CMI are secured by the Stater Stock. The collateral pledged by Craig was reviewed by an independent committee of the Company's Board of Directors comprised of outside directors who are unaffiliated with Craig, and found to be adequate. The Capital Funding Agreement and such pledges will be terminated pursuant to the Exchange Agreement. See "Stock Proposal--The Exchange Agreement."

  Citadel. On March 29, 1996, the Company purchased from Craig 1,564,473 shares of the common stock, par value $.01 per share, of Citadel (the "Citadel Common Stock") for an aggregate purchase price of $3,324,505, representing slightly less than $2.125 per share. The closing price of the Citadel Common Stock on the American Stock Exchange on March 28, 1996 was $2.25 per share. The Company paid Craig for the Citadel Common Stock with a five-year unsecured promissory note in the principal amount of $3,324,505 which provided for the payment of interest at a rate equal to the London Interbank Offered Rate plus 2.25%. The note was retired in July 1996. The Company also acquired from Craig a one year option to acquire the 1,329,114 shares of Citadel Preferred Stock held by Craig and an option (such options being collectively the "1996 Option") to acquire, under certain circumstances, a warrant held by Craig to acquire 666,000 shares of Citadel Common Stock (the "Citadel Warrant"). See "Item 1. Business--Subsequent Event" in the 1995 Annual Report for a description of the terms of the 1996 Option. The transaction was separately reviewed, negotiated and approved by a special committee composed of the independent directors of the Company's Board of Directors. The 1996 Option will be cancelled pursuant to the Exchange Agreement. See "Stock Proposal--The Exchange Agreement."


SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

  Section 16(a) of the Exchange Act requires the Company's officers, directors and persons who own more than 10% of the Company's Common Stock or Class A Common Stock to file reports to ownership and changes in ownership with the SEC. The SEC rules also require such reporting persons to furnish the Company with a copy of all Section 16(a) forms they file.

  Based solely on a review of the copies of the forms which the Company received and written representations from certain reporting persons, the Company believes that, during the fiscal year ended December 31, 1995, all filing requirements applicable to its reporting persons were complied with except as follows: John W. Sullivan filed one late Form 4 to report two transactions, the gift of shares directly owned by him to a charitable foundation and the sale of shares by his wife, which transactions occurred in December 1994. Also, two family trusts for which Mr. Sullivan serves as trustee each filed late its initial report of beneficial ownership on Form 3. Mr. Ralph B. Perry (a director of the Company until June 1996) filed one late Form 5, to report one transaction, the sale of shares to Craig in 1995.

EXECUTIVE COMMITTEE OF THE BOARD OF DIRECTORS REPORT ON COMPENSATION

  The Executive Committee of the Board of Directors serves as the Company's Compensation Committee. The Executive Committee is responsible for recommending to the Board of Directors the compensation policies of the Company. Members of the Committee who are also executive officers of the Company do not participate in decisions concerning their own compensation but participate in the formulation of policies and specific decisions relating to other officers of the Company.

 Components of Officers' Compensation:

  General Statement: The Company intends to expand its operations in the Beyond-the-Home-Entertainment business through the acquisition or development of operating businesses. Successful implementation of this strategic plan has resulted in a transition away from the Company's historical business. In order to attract and maintain superior management personnel to effect such a transition, the Company must maintain a competitive salary and compensation program. Since the Company's line of business is changing, the Executive Committee views the scope of responsibilities of executive positions to be the most relevant factor in determining competitive salary rather than comparisons with businesses in similar historical lines of business. Other factors considered in establishing compensation of the Company's officers include qualitative factors relating to the Company's progress in making its transition, personal performance and the amount which must be paid in the market in order to attract management capable of redirecting the Company's operations.

  The Executive Committee believes that compensation for officers should be based in part upon the long-term financial performance of the Company and believes that the Option Plan is an effective vehicle for creating incentives for key employees and directors.

  Specific components of officers' compensation follow:

    Base Salary--Base salary is established based upon a general review by the Executive Committee of comparable compensation for positions requiring similar skills and capabilities and reflects the performance of the officer in fulfilling his or her duties. Base salary does not directly reflect the financial performance of the Company.

    Discretionary Bonus--The Company may award officers an annual bonus in an amount to be determined by the Executive Committee. The Executive Committee considers such factors as it deems appropriate in determining such bonuses. Factors considered in the past include acquisitions, resolution of significant litigation, effectiveness in downsizing of Company operations, the completion of asset sales, environmental remediation projects and furtherance of the Company's strategic plan.

    Stock Options--The Company adopted the Option Plan in order to provide key employees and directors with a long-term incentive which is based upon the Company's long-term return to shareholders. No options were granted during 1995 or 1994. During 1993 all grants under the Option Plan were at an exercise price of $14.00 which exercise price was at least 14% above the closing market price of the Company's Class A Common Stock on the date of grant. The grant at a premium to the market price was intended to provide a long-term incentive to management and directors without benefit from the then current price of the Company's Class A Common Stock. The amount of grants is discretionary and the Executive Committee considers relative compensation levels, past grants and individual performance in determining the amount of grant.

 Compensation of Chief Executive Officer

  Mr. Cotter is the principal executive officer of the Company and has therefore served in a capacity similar to the chief executive officer of the Company. At the time Mr. Cotter became the Chairman of the Board of Directors in December 1991, the Board of Directors approved a resolution which provided that the Chairman of the Board is to receive an annual retainer of $150,000. The amount of the retainer was based upon the Executive Committee's and the Board of Directors' belief that a retainer of this amount was appropriate for an executive of Mr. Cotter's experience and background and his anticipated role in the redirection of the Company's operations. Payment of such retainer is not dependent upon or related to the financial performance of the Company.

  Stock Options: No options were granted in 1993, 1994, or 1995 to Mr. Cotter. The Executive Committee believes that Mr. Cotter in his role as Chairman of the Company will be instrumental in effecting the Company's transition and his performance will be best gauged by the impact of his activities on the market value of the Company's capital stock. The Executive Committee believes that the 1992 grant of options to purchase 265,232 shares of Class A Common Stock at an exercise price of $14.00 per share (the market price at the date of grant was $9.50) provides such an incentive, and by establishing the option exercise price well above market value, the Executive Committee has required that there be meaningful increases in shareholder value in order for Mr. Cotter to recognize value from such grants.

James J. Cotter, Chairman
Edward L. Kane
John W. Sullivan

PERFORMANCE GRAPH

  The following line graph compares the cumulative total stockholder return on the Class A Common Stock from December 31, 1990 through December 31, 1995 against the cumulative total return of the Center for Research in Securities Prices ("CRSP") Total Return Index for the NASDAQ Stock Market (U.S. Companies), the cumulative total return of the Company's current peer group, the CRSP Total Return Index for NASDAQ, New York Stock Exchange (NYSE), and American Stock Exchange ("AMEX") Companies in the SIC Group Code 7830-7839 (motion picture theaters and allied businesses), and the cumulative total return of the Company's former peer group, the CRSP Total Return Index for NASDAQ Companies in the SIC Group Code 6500-6599 (real estate) over the same period. The graph assumes a one hundred dollar ($100) investment on December 31, 1990 and reinvestment of all dividends on a daily basis.

  The Company has in the past measured its performance against that of the real estate industry in the compilation of this graph; that information is presented here for continuity to prior periods. In light of recent developments in the direction of the Company and its entry into the "Beyond-the-Home" segment of the entertainment industry management believes current performance is more appropriately compared to the new peer group and has chosen to use results from all the major markets in order to present as comprehensive a comparison as is available.

                                     LOGO

                            REORGANIZATION PROPOSAL

GENERAL

  The Board of Directors of the Company has unanimously approved a proposal to reorganize the Company into a holding company structure and, as part of such reorganization, change the state of incorporation of the public parent company from Pennsylvania to Delaware.

VOTE REQUIRED

  Adoption of the Merger Agreement requires the affirmative vote of a majority of the votes cast on the proposal by the holders of the Common Stock and Class A Common Stock, voting together as a single class. Pursuant to the Exchange Agreement, Craig has agreed to vote all of the shares of Class A Common Stock held by it in favor of adoption of the Merger Agreement. If all such shares are so voted, the Merger Agreement will be adopted. No additional votes will be required to adopt such proposal.

  THE BOARD RECOMMENDS A VOTE IN FAVOR OF ADOPTION OF THE MERGER AGREEMENT.

REASONS FOR THE REORGANIZATION

  The Board of Directors of the Company believes that the reorganization of the Company as a Delaware holding company will provide more flexibility to the Company, in particular in connection with raising capital and possibly in connection with the acquisition of other businesses in the Beyond-the-Home segment of the entertainment industry. As a holding company organized under Delaware law, Reading Entertainment will be able to avail itself of what management believes to be a more extensive and better developed body of statutory and case law and a body of law which is, generally speaking, more familiar to most investors and lenders. Moreover, as a holding company, separate from the Company, Reading Entertainment may be able to raise capital and make acquisitions without subjecting such capital and businesses to many of the contingent liabilities of the Company's historical railroad businesses. Craig has specifically advised the Company that it would not be willing to contribute additional assets to the Company unless it reorganizes as a holding company. While the Company has from time to time engaged in negotiations with third parties with respect to the possible acquisition of other such businesses, there is no current proposal for any such acquisition or any other capital transaction, other than the transactions set forth in the Exchange Agreement. Also, as a result of the Reorganization, the Company's capital structure will be simplified, since Reading Entertainment will have only one class of common stock outstanding, whereas the Company currently has two classes of common stock outstanding.

THE MERGER AGREEMENT

  To implement the reorganization, the Company has formed Reading Entertainment, which in turn has formed Merger Co., and the Company, Reading Entertainment, and Merger Co. have entered into the Merger Agreement. A copy of the Merger Agreement is attached hereto as Exhibit A and incorporated herein by reference. The following is a summary of the principal terms of the Merger Agreement.

  The Reorganization. Pursuant to the Merger Agreement, at the effective time (the "Effective Time") of the Reorganization, (i) each outstanding share of Common Stock (other than shares of Common Stock as to which dissenters' rights are perfected) and Class A Common Stock will be converted into the right to receive one share of Reading Entertainment Common Stock; (ii) the outstanding shares of Merger Co. will then be converted into shares of Common Stock of the Company (which shares of Common Stock will not be converted into the right to receive Reading Entertainment Common Stock); (iii) each share of Reading Entertainment Common Stock held by the Company will be cancelled; and (iv) any outstanding stock options or other rights to acquire Common Stock or Class A Common Stock will become options or rights to acquire Reading Entertainment Common Stock. As a result, the Company will become a wholly-owned subsidiary of Reading Entertainment and the current shareholders of the Company will become shareholders of Reading Entertainment.

  Holders of the 8,677 outstanding shares of Common Stock will have certain dissenters' rights as a result of the Reorganization. See "Dissenters' Rights." Even if the holders of all such shares perfect their rights to receive payment for such shares, the Company does not believe the aggregate amount of such payments would be material to the Company.

  Delivery of Certificates. At the Effective Time, all of the outstanding certificates formerly representing shares of Common Stock or Class A Common Stock will be deemed for all purposes to evidence, and to represent, only the right to receive shares of Reading Entertainment Common Stock. Promptly following the Effective Time, holders of Common Stock and Class A Common Stock will receive detailed instructions as to the procedure for surrendering their stock certificates for certificates of Reading Entertainment Common Stock. Shareholders are requested not to mail their stock certificates until they receive instructions for the surrender of their certificates. The registered owner of each outstanding certificate evidencing shares of Common Stock or Class A Common Stock on the books and records of the Company will, unless and until such certificate is surrendered for transfer, not have or be entitled to exercise any and all transfer, voting or other rights with respect to, or to receive any and all dividends or other distributions upon the shares of, the Reading Entertainment Common Stock to which such person will be entitled. Upon such surrender, the registered owner will have and be entitled to exercise all transfer, voting or other rights with respect to, and will receive any and all dividends or other distributions upon, such shares of Reading Entertainment Common Stock.

  Conditions to the Reorganization. The Merger Agreement is subject to the fulfillment, at or before the Effective Time, of (i) the adoption of the Merger Agreement by the affirmative vote of at least a majority of the votes cast by the holders of the Common Stock and Class A Common Stock voting as a single class and (ii) approval of the listing of the Reading Entertainment Common Stock with the Nasdaq/NMS and on the Philadelphia Exchange.

  Effectiveness of the Reorganization. The Reorganization will become effective at the Effective Time by the filing of a Certificate of Merger with the Secretary of State of the Commonwealth of Pennsylvania. Such filing will be made only upon satisfaction or waiver of the conditions to the Reorganization set forth above. It is expected that such filing will be made as soon as practicable following the Annual Meeting.

  Amendment or Termination. The Board of Directors of the Company is empowered by the terms of the Merger Agreement to amend or terminate the Reorganization at any time prior to the Effective Time (even after approval by shareholders) so long as such amendment does not change (i) the amount or kind of shares, obligations, cash, property or rights to be received in exchange for or on conversion of all or any of the shares of the constituent corporations; (ii) any term of the Articles of Incorporation of the Company as the surviving corporation in the Reorganization; or (iii) any of the terms and conditions of the Merger Agreement if the change would adversely affect the holders of any shares of the constituent corporations.

MANAGEMENT

  The directors of the Company will become the directors of Reading Entertainment on the completion of the Reorganization. See "Election of Directors." In adopting the Merger Agreement, shareholders of the Company will be considered to have ratified the election of these persons as directors of Reading Entertainment.

  It is anticipated that the following persons will hold, at least initially, in addition to the office or offices held with the Company, the offices of Reading Entertainment indicated below:

      NAME                   POSITION
      ----                   --------
      James J. Cotter....... Chairman of the Board
      S. Craig Tompkins..... President
      Charles S. Groshon.... Vice President and Assistant Secretary
      Eileen M. Mahady...... Controller
      James A. Wunderle..... Executive Vice President, Chief Operating Officer,
                              Chief Financial Officer and Treasurer
      Robert Ty Howard...... Secretary

MARKET AND DIVIDENDS

  Contemporaneously with the Reorganization, the Reading Entertainment Common Stock will be included in the Nasdaq/NMS under the symbol RDGE and admitted for trading on the Philadelphia Exchange under the symbol RDG. The Class A Common Stock will be simultaneously delisted from the Nasdaq/NMS and the Philadelphia Exchange. The Common Stock is not listed on Nasdaq or any stock exchange. Prior to the Reorganization, there will be no market for the Reading Entertainment Common Stock.

  No cash dividends have been paid on the Common Stock or the Class A Common Stock. The Board of Directors does not intend to authorize the payment of dividends on the Reading Entertainment Common Stock in the foreseeable future.

  See also "Reorganization Proposal--Description of Reading Entertainment Capital Stock and Certain Changes in the Rights of Shareholders" and "Item 5. Market for the Registrant's Common Equity and Related Stockholder Matters" in the 1995 Annual Report.

DESCRIPTION OF READING ENTERTAINMENT CAPITAL STOCK AND CERTAIN CHANGES IN THE RIGHTS OF SHAREHOLDERS

  After the Effective Time, the rights of shareholders will be governed by the Delaware General Corporation Law (the "DGCL") and the Certificate of Incorporation, as amended (the "Reading Entertainment Certificate"), and Bylaws (the "Reading Entertainment Bylaws") of Reading Entertainment. The present forms of the Reading Entertainment Certificate and Reading Entertainment Bylaws are attached to this Proxy Statement as Exhibits B and C, respectively. The DGCL, the Reading Entertainment Certificate and the Reading Entertainment Bylaws differ in certain respects from the Pennsylvania Business Corporation Law (the "PBCL") and the Articles of Incorporation (the "Pennsylvania Articles") and Bylaws of the Company (the "Pennsylvania Bylaws"). Although it is not practical to summarize all of the differences in this Proxy Statement, the more significant of these differences are summarized below.

  Authorized Shares. The Pennsylvania Articles authorize the issuance of 10,000,000 shares of Common Stock, par value $.01 per share, 15,000,000 shares of Class A Common Stock, par value $.01 per share, and 5,000,000 shares of preferred stock, par value $1.00 per share. By comparison, the Reading Entertainment Certificate authorizes the issuance of 25,000,000 shares of Reading Entertainment Common Stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share ("Reading Entertainment Preferred Stock"). Immediately after the Reorganization (and surrender by all shareholders of their certificates for Common Stock or Class A Common Stock), Reading Entertainment will have outstanding 4,973,174 shares of Common Stock and no shares of Reading Entertainment Preferred Stock (assuming no changes in the number of outstanding shares of Common Stock or Class A Common Stock between the date of this Proxy Statement and the Effective Time and that no holders of Common Stock perfect dissenters' rights, and without giving effect to the transactions contemplated by the Exchange Agreement). All shares issued as a result of the Reorganization will be fully paid and non-assessable.

  The increase in authorized shares will provide greater flexibility to Reading Entertainment by permitting the issuance of additional shares for, among other purposes, any possible future stock dividends or stock splits, possible future public offerings or possible future stock option or benefit plans. In addition, the proposed increase in authorized shares of common stock and preferred stock allows for prompt issuance of common stock or preferred stock in the future in the event that attractive opportunities are presented for the acquisition of other companies. The Company has no present plans, agreements or understandings, other than those described herein, to issue any shares of Reading Entertainment Common Stock or Reading Entertainment Preferred Stock, but may determine to do so in the future. If, at any time in the future, Craig should no longer own a majority of the shares of Reading Entertainment Common Stock, the existence of authorized but unissued Reading Entertainment Preferred Stock may enable the Board of Directors of Reading Entertainment to render more difficult or to discourage an attempt to obtain control of Reading Entertainment by means of a merger, tender offer, proxy consent or otherwise. For example, if, in the due exercise of its fiduciary obligations, the Board of

Directors were to determine that a takeover proposal is not in Reading Entertainment's best interests, the Board of Directors could cause shares of Reading Entertainment Preferred Stock to be issued without shareholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquiror or insurgent shareholder or shareholder group or create a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent Board of Directors.

  Under both the Pennsylvania Articles and the Reading Entertainment Certificate, the respective Boards of Directors, by resolution and without further action on the part of the shareholders, are authorized to issue preferred stock in series and to fix the respective designations, rights, and powers of each such series. The issuance of shares of Reading Entertainment Preferred Stock pursuant to the Board of Director's authority described above could decrease the amount of earnings and assets available for distribution to holders of Reading Entertainment Common Stock and adversely affect the rights and powers, including voting rights, of such holders and may have the effect of delaying, deferring or preventing a change in control. The Board of Directors does not currently intend to seek shareholder approval prior to any issuance of Reading Entertainment Preferred Stock, unless otherwise required by law.

  The Company currently has no outstanding preferred stock. If the Merger Agreement is adopted and the Exchange Agreement approved by the shareholders of the Company at the Annual Meeting, the Board of Directors intends to file a Certificate of Designation, establishing the terms of the Convertible Preferred Stock, with the Secretary of State of Delaware shortly after the Effective Time. See "Stock Proposal."

  Voting. Under the Pennsylvania Articles, the holders of the Common Stock and Class A Stock each have the right to cast one vote per share held, voting together as a single class, on all matters presented to shareholders, except as otherwise provided by law. Since the Reading Entertainment Common Stock is a single class, the holders of the Reading Entertainment Common Stock will also have the right to cast one vote per share held.

  Dividends and Distributions. The rights of the holders of the Reading Entertainment Common Stock with respect to dividends and distributions will be identical to the rights of the holders of the Common Stock and Class A Common Stock. Holders of the Reading Entertainment Common Stock will be entitled to receive, and share equally on a per share basis, dividends when, as and if declared by the Board of Directors out of funds legally available therefor, and, on liquidation, any assets of Reading Entertainment available for distribution after payment of or provision for all debts and obligations of Reading Entertainment and any preferences attributable to any outstanding Reading Entertainment Preferred Stock.

  A Pennsylvania corporation, unless otherwise restricted by its bylaws, may authorize and make distributions unless, after giving effect thereto, the corporation would be unable to pay its debts as they become due in the usual course of business or the total assets of the corporation would be less than the sum of its total liabilities plus (unless otherwise provided in its articles of incorporation) the amount that would be needed, if the corporation were to be dissolved at the time as of which the distribution is measured, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. The Pennsylvania Bylaws do not restrict the ability of the Company to pay distributions beyond that provided in the PBCL, nor do the Pennsylvania Articles contain any provision with respect to payment of distributions. Generally, a director who votes for or assents to an illegal distribution is liable to the corporation, jointly and severally with all other directors so voting or assenting, for the value of the distribution in excess of the amount that could have legally been paid.

  Notwithstanding the foregoing, the Pennsylvania Bylaws (as permitted by the PBCL) limit the personal liability of the Company's directors in connection with the authorization of illegal distributions. See "Officer and Director Liability."

  Delaware law generally allows dividends to be paid out of surplus of the corporation or, if there is no surplus, out of the net profits of the corporation for the current fiscal year or the prior fiscal year. The directors of a Delaware corporation are prohibited from making distributions to shareholders except in the manner provided by the DGCL. In case of any willful or negligent violation of the provisions of the DGCL governing distributions, the directors under whose administration the violation occurred (except for those directors who dissented) are, for a period of six years, liable to the corporation for the full amount of the distribution made. See "Officer and Director Liability."

  Preemptive Rights. Neither the Pennsylvania Articles nor the Reading Entertainment Certificate allows for preemptive rights to the holders of Common Stock or Class A Common Stock or Reading Entertainment Common Stock.

  Transfer. The Pennsylvania Articles do not restrict the transfer of the Common Stock. The Pennsylvania Articles provide restrictions on the transfer of the Class A Common Stock until January 1, 1997 (or, in certain cases, an earlier date). The restrictions are intended to reduce the risk of occurrence of an "ownership change" within the meaning of Section 382(g) of the Internal Revenue Code of 1986, as amended (the "Code"), and the regulations thereunder that would result in the limitation or elimination of the Company's utilization of federal income tax net operating loss carryforwards ("NOL's"). In general, the restrictions provide that any attempted sale, transfer, assignment or other disposition of any shares of Class A Common Stock (a "Transfer") to any person or group who, prior to such Transfer, owns (within the meaning of the Code and such regulations) shares of Common Stock and Class A Common Stock having a fair market value equal to or greater than 4.75% of the fair market value of all outstanding shares of Common Stock and Class A Common Stock, shall be void ab initio, unless the Board of Directors shall have given its prior written approval to such Transfer.

  The Reading Entertainment Certificate contains substantially identical provisions with respect to the Reading Entertainment Common Stock, except that the restrictions (i) also apply to other securities of Reading Entertainment which are considered "stock" for purposes of Section 382 (the Common Stock and such other securities being hereinafter referred to as "New Stock") and (ii) will continue until January 1, 2003 (unless earlier terminated). Although the percentage limitation will remain at 4.75%, following the Stock Transactions shareholders will have greater flexibility to acquire Reading shares, since the transfer ceiling will increase from approximately 236,200 shares of the Company's Class A Common Stock or Common Stock to approximately 353,800 shares of Reading Entertainment Common Stock.

  In addition, as a mechanism for enforcing the transfer restrictions, the Reading Entertainment Certificate provides that any transfer of shares of New Stock or rights to acquire shares of New Stock ("Rights") in violation of the transfer restrictions is automatically null and void as to that number of shares or Rights, or both, which would cause the acquiror thereof (the "Purported Owner") to exceed the 4.75% limitation (the shares or Rights which would cause the Purported Owner to exceed such limitation are herein referred to as the "Excess Shares"). The Purported Owner will not obtain any rights in and to the Excess Shares. Until the Excess Shares are transferred to a person whose acquisition thereof will not violate the 4.75% limitation (a "Permitted Transferee"), (i) the Excess Shares will be voted by such person as shall be appointed by Reading Entertainment's Board of Directors, which person will be deemed to have been granted a proxy to vote the Excess Shares, (ii) the purported transferor of the Excess Shares to the Purported Owner (the "Purported Owner's Transferor") will be deemed to have retained the Excess Shares and will hold and be entitled to exercise all other rights incident to ownership of the Excess Shares, and (iii) if the Excess Shares are Rights, they may not be converted, exchanged, or exercised until transferred to, and converted, exchanged, or exercised in accordance with their terms by, the Permitted Transferee. All Excess Shares will continue to be issued and outstanding.

  The purported transfer of the Excess Shares to the Purported Owner will not be recognized by Reading Entertainment. Instead, if necessary, the Purported Owner will be instructed to deliver the Excess Shares to, or otherwise place the Excess Shares under the control of, a trustee (the "Share Trustee") who will proceed forthwith to sell the Excess Shares to a Permitted Transferee in the market or otherwise. In such circumstances, Reading Entertainment's transfer agent will be given appropriate instructions to record the Purported Owner's Transferor as the record owner of the Excess Shares and Reading Entertainment's Board of Directors may institute procedures to enjoin or rescind any such transfer or acquisition. Once the Excess Shares are acquired by a Permitted Transferee, the Permitted Transferee will have and will be entitled to exercise all rights incident to the ownership of the Excess Shares.

  The proceeds of the sale to the Permitted Transferee will be distributed first to the Share Trustee in an amount equal to the costs, if any, incurred in respect of its administration of the Excess Shares; second, to the Purported Owner, if known, in an amount up to the amount paid by the Purported Owner, if determinable, for the Excess Shares; and third, to the Purported Owner's Transferor, if known, and if not known, to Reading Entertainment to hold on behalf of the Purported Owner's Transferor or any other person as their interests may appear. Reading Entertainment is authorized by the terms of the Reading Entertainment Certificate to make application to any court of equitable jurisdiction within the State of Delaware for an adjudication of the respective rights and interests in and to such proceeds and for leave to pay the proceeds into such court.

  Promptly following the Effective Time, the Company will provide notice of the effectiveness of the Reorganization to its shareholders and will require holders of Common Stock and Class A Common Stock to submit their existing stock certificates for exchange to Reading Entertainment's transfer agent for certificates representing Reading Entertainment Common Stock, which will bear a legend disclosing the existence of the transfer restrictions.

  Persons holding certificates representing shares of Common Stock or Class A Common Stock who do not submit them for exchange will not be entitled to transfer the shares represented by such certificates until the certificates have been delivered to the transfer agent and new certificates for Reading Entertainment Common Stock have been issued. The necessity for such submission could interfere with a holder's delivery obligations upon a transfer. Further, persons holding certificates representing shares of Common Stock or Class A Common Stock who do not submit them for exchange will not be entitled to receive any dividends from Reading Entertainment, should any be declared, until such submission is effected. After submission, such persons will be entitled to receive all dividends declared and unpaid before such submission.

  Shareholder Meetings. Under the PBCL, written notice of every meeting of the shareholders must be given at least five days prior to the day named for the meeting; however, in certain instances such as a meeting called for the purpose of acting on a proposed merger, consolidation, charter amendment or liquidation of the corporation, the PBCL requires that written notice be given at least 10 days prior to the day named for such meeting. Under the DGCL, written notice of a shareholder meeting must be given not less than 10 nor more than 60 days before the meeting; however, in certain instances such as a meeting called for the purpose of acting on a proposed merger or consolidation, the DGCL requires that written notice be given at least 20 days prior to the day named for such meeting. Both the PBCL and the DGCL provide procedures whereby such notice requirements may be waived.

  Under the PBCL, the record date for determination of those shareholders entitled to receive notice of, and to vote at, a shareholder meeting may not be more than 90 days prior to the date of the meeting. The Board of Directors of a Delaware corporation may fix a day not more than 60 nor less than ten days before the holding of a shareholder meeting for determination of those shareholders entitled to receive notice of, and to vote at, such meeting.

  Failure to Timely Hold Annual Meeting. Under the PBCL, if the annual meeting of shareholders is not called and held within six months after the designated time for such meeting, any shareholder may call such meeting at any time thereafter. The PBCL requires that at least one meeting of the shareholders shall be held in each calendar year, unless otherwise provided in a Pennsylvania corporation's articles of incorporation (the Pennsylvania Articles contain no such provision). The DGCL requires that directors be elected at the annual meeting of shareholders and, if any Delaware corporation fails to hold its annual meeting within 30 days after the date designated or, if no date is designated, for 13 months after the last annual meeting, any shareholder or director may petition the Delaware Court of Chancery to order the meeting to be held.

  Statutory Anti-Takeover Provisions. The PBCL contains a number of anti-takeover provisions; however, the Pennsylvania Bylaws generally provide that such provisions do not apply to the Company. The Pennsylvania Bylaws do not "opt out" of Section 2538 of the PBCL, which generally requires approval by disinterested shareholders of certain fundamental transactions between the corporation and an "interested shareholder" unless (i) shareholders receive for their stock the highest amount ever paid by the interested shareholder for its stock or (ii) the transaction is approved by a majority of the board of directors without counting the vote of directors who are affiliated with the interested shareholder. In addition, in certain instances, the PBCL authorizes corporations to restrict the voting of shares based upon the number of shares held by an individual shareholder or a related group of shareholders or the length of time the shares have been held, so long as such classifications are not "manifestly unreasonable."

  The DGCL contains a provision restricting the ability of a corporation to engage in business combinations with an "interested stockholder." Under the DGCL, except under certain circumstances (e.g., when such a combination with a stockholder is approved by the corporation's board of directors prior to the time when such stockholder becomes an interested stockholder), business combinations with an interested stockholder are not permitted for a period of three years following the date on which such stockholder became an interested stockholder. The DGCL defines an "interested stockholder," generally, as a stockholder who beneficially owns 15% or more of the voting power of the corporation or who is an associate or affiliate of the corporation and within the prior three years beneficially owned 15% of such voting power.

  Mergers and Short Form Mergers. The PBCL provides for approval of most mergers or other business combinations by majority vote of the shares voting. The DGCL provides for approval of most mergers or other business combinations by the affirmative vote of the holders of a majority of the shares entitled to vote thereon. Under the PBCL, a plan of merger does not require the approval of a corporation's shareholders when, immediately before adoption of the plan of merger, another corporation that is a party to the merger owns 80% or more of the outstanding shares of each class of the corporation that is being merged into the corporation with such ownership. Under the DGCL, a corporation that owns at least 90% of the outstanding shares of each class of stock of a Delaware corporation can merge the other corporation into itself or another corporation without shareholder approval.

  Dissenters' Rights. The DGCL provides dissenters' rights only upon consummation of certain mergers or as otherwise provided in the certificate of incorporation of the corporation. The Reading Entertainment Certificate does not contain such a provision regarding "permissive dissenters' rights." In addition, the DGCL further restricts dissenters' rights by providing that, as a general matter, there is no right to dissent for any class of series of stock that is either listed on a national securities exchange, designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. (a "Nasdaq/NMS Security"), or held by at least 2,000 shareholders of record.

  The PBCL provides substantially similar restrictions on dissenters' rights, except that the types of corporate transactions under which a shareholder may be entitled to dissenters' rights is expanded. For example, under the PBCL, certain dissenters' rights are afforded to shareholders upon sales of all or substantially all of a corporation's assets, while, under the DGCL, dissenters' rights would not be available in any circumstance upon a sale of all or substantially all of the corporation's assets. In addition, the PBCL does not except from the dissenters' rights provisions Nasdaq/NMS Securities. The PBCL allows for a corporation to grant permissive dissenters' rights, but neither the Pennsylvania Articles nor the Pennsylvania Bylaws provide for such permissive rights.

  Officer and Director Liability. Under the PBCL, if a bylaw adopted by the shareholders of a corporation so provides, a director is not personally liable for monetary damages for any action taken unless the director has breached or failed to perform the duties of his office and the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness. The Pennsylvania Bylaws contain such a provision.

  Under the DGCL, a corporation's certificate of incorporation may contain a provision eliminating or limiting the personal liability of directors to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director or officer, but such provision may not eliminate or limit the liability of a director for (i) any breach of the director's duty of loyalty to the corporation or its shareholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) intentional or negligent payment of unlawful dividends or stock purchases or redemptions or (iv) any transaction from which the director derived an improper personal benefit. The Reading Entertainment Certificate limits personal liability of directors and officers to the fullest extent permissible under the DGCL.

  The provisions of the DGCL and PBCL are substantially similar with respect to indemnification of officers and directors. Section 145 of the DGCL provides that a corporation may indemnify any of its officers and directors who were or are a party to any action, suit or proceeding by reason of the fact that he is or was a director or officer of the corporation by, among other things, a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding; provided that such officer or director acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation. The Reading Entertainment Certificate and Reading Entertainment Bylaws provide for indemnification of officers and directors to the fullest extent permitted by Delaware law. The Reading Entertainment Bylaws also provide for the advance of expenses incurred by directors and officers in defending a proceeding, subject to an undertaking by such director or officer to repay such amount should it be determined that he is not entitled to be indemnified by Reading Entertainment.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Reading Entertainment pursuant to the foregoing provisions, Reading Entertainment has been informed that, in the opinion of the SEC, such indemnification is against public policy and therefore unenforceable.

  Number of Directors. The Pennsylvania Bylaws provide that the number of directors of the Company is six. The Reading Entertainment Bylaws provide that the authorized number of directors constituting the Reading Entertainment Board will be not less than three nor more than twelve, as established from time to time by action of the directors. The Reading Entertainment Board has fixed the number of directors comprising the Reading Entertainment Board at three until the conclusion of the Annual Meeting, at which time the authorized number of directors will be increased to six.

  Nominations for Directors. The Pennsylvania Bylaws provide nominations for the election of directors made by shareholders must be made by written notice delivered to the Secretary of the Company at the Company's principal executive offices not less than 120 days prior to the first anniversary of the immediately preceding annual meeting of shareholders at which directors are to be elected. See "Shareholder Proposals" for the information which must be contained in such notice. The Reading Entertainment Bylaws contain substantially identical provisions.

  Classification of Directors. Both the DGCL and the PBCL allow for classification of the board of directors of a corporation. The PBCL generally provides that a corporation may not have more than four classes of directors, while the DGCL generally provides that a corporation may not have more than three classes of directors. None of the Pennsylvania Articles, the Pennsylvania Bylaws, the Reading Entertainment Certificate, or the Reading Entertainment Bylaws provide for classification of directors.

  Cumulative Voting. Under the PBCL, cumulative voting for the election of directors is granted unless denied by the articles of incorporation. The Pennsylvania Articles expressly deny cumulative voting rights. Under the DGCL, cumulative voting for the election of directors is denied unless provided for in the certificate of incorporation. The Reading Entertainment Certificate does not grant cumulative voting rights.

  Removal of Directors. Generally, under the PBCL, a director may be removed from office without cause by vote of the shareholders entitled to elect the director being removed. In addition, unless otherwise provided in a bylaw adopted by the shareholders, the board of directors may declare vacant the office of a director who has been judicially declared of unsound mind or who has been convicted of an offense punishable by imprisonment for a term of more than one year or any other proper cause that the bylaws specify. The Pennsylvania Bylaws contain no provisions with respect to removal of directors.

  A director of a Delaware corporation generally may be removed from office by the holders of a majority of the shares entitled to vote. No provision is made in the DGCL for removal of directors by the board of directors of the corporation.

  Vacancies on the Board of Directors. Both the PBCL and the DGCL generally provide that all vacancies, including those caused by an increase in the number of directors, may be filled by a majority of the remaining directors, though less than a quorum.

  Actions by Consent. Unless otherwise restricted by the certificate of incorporation or bylaws, any action required or permitted to be taken at a meeting of the board of directors of a Delaware corporation may be taken without a meeting if a written consent thereto is signed by all the members of the board. The PBCL provision is substantially similar. None of the Reading Entertainment Certificate, the Reading Entertainment Bylaws, the Pennsylvania Articles nor the Pennsylvania Bylaws contain a provision restricting action of directors by written consent.

  Under the DGCL, unless otherwise provided in the certificate of incorporation, any action required or permitted to be taken at a meeting of the shareholders may be taken without a meeting if a written consent thereto is signed and delivered to the corporation by the holders of outstanding stock entitled to cast not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote were present. The Reading Entertainment Certificate does not provide for a different result. The PBCL generally requires a written consent signed by all shareholders entitled to vote on the matter. However, the bylaws of a Pennsylvania corporation may provide for shareholders to act by written consent in substantially the same manner as the DGCL (unless the corporation is, in general, a reporting company under the Exchange Act, in which case such a provision must be in the articles of incorporation). Neither the Pennsylvania Articles nor the Pennsylvania Bylaws contain such a provision.

  Proxies. Both the DGCL and the PBCL provide that proxies are revocable at will, unless such proxy is coupled with an interest. Under both the DGCL and the PBCL, an unrevoked proxy is valid for three years unless a longer time is expressly provided for in the proxy.

DISSENTERS' RIGHTS

  Because the Class A Common Stock is listed on the Philadelphia Exchange, holders of the Class A Common Stock will not be entitled to dissenters' rights with regard to the Reorganization under the applicable provisions of the PBCL.

  Pursuant to the PBCL, the owners of shares of Common Stock will have dissenters' rights in connection with the Reorganization under Sections 1571 through 1580 of Subchapter 15D of the PBCL ("Subchapter 15D"), a copy of which is included in this Proxy Statement as Exhibit D, and may object to the Reorganization and demand in writing that the Company pay the fair value of their shares of Common Stock.

  If any beneficial holder of shares of Common Stock properly exercises dissenters' rights in connection with the Reorganization under Subchapter 15D (a "Dissenting Shareholder"), any shares of Common Stock held by such holder will not be converted into the right to receive shares of Reading Entertainment Common Stock, but instead will be converted into the right to receive the fair value of such shares pursuant to Subchapter 15D. THE FOLLOWING SUMMARY OF THE PROVISIONS OF SUBCHAPTER 15D IS NOT INTENDED TO BE A COMPLETE STATEMENT OF SUCH PROVISIONS AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUBCHAPTER 15D, A COPY OF WHICH (AS WELL AS A COPY

OF SECTION 1930 OF THE PBCL) IS ATTACHED TO THIS PROXY STATEMENT AS EXHIBIT D AND INCORPORATED HEREIN BY REFERENCE. The Company will not give any notice of the following requirements other than as described in this Proxy Statement and as required by the PBCL.

  General. Any holder of shares of Common Stock who has duly demanded the payment of the fair value of his or her shares under Subchapter 15D will not, after the Effective Time, be a shareholder of the Company (or of Reading Entertainment) for any purpose or be entitled to the payment of dividends or other distributions on any such shares of Common Stock; moreover, the shares of Common Stock of any Dissenting Shareholder will be converted into the right to receive either (i) the fair value of such shares of Common Stock, determined in accordance with Subchapter 15D, or (ii) the right to receive the shares of Reading Entertainment Common Stock which would have been issuable on conversion of such shares of Common Stock, if such Dissenting Shareholder effectively withdraws his or her demand for dissenters' rights.

  SHAREHOLDERS OF THE COMPANY SHOULD NOTE THAT, UNLESS ALL THE REQUIRED PROCEDURES FOR CLAIMING DISSENTERS' RIGHTS ARE FOLLOWED WITH PARTICULARITY, DISSENTERS' RIGHTS WILL BE LOST. VOTING AGAINST THE REORGANIZATION, WHETHER IN PERSON OR BY PROXY, IS NOT SUFFICIENT NOTICE TO PERFECT DISSENTERS' RIGHTS.

  Filing Notice of Intention to Demand Fair Value. Before any shareholder vote is taken on the proposal to adopt the Merger Agreement, a Dissenting Shareholder must deliver to the Company a written notice of his or her intention to demand fair value of the shares of Common Stock if the Reorganization is effected. Such written notice may be sent to the Secretary of the Company at the Company's address set forth on Page 1 of this Proxy Statement. Neither the return of a proxy by the Dissenting Shareholder with instructions to vote the shares of Common Stock represented thereby against the proposal to adopt the Merger Agreement nor a vote against the proposal to adopt the Merger Agreement or an abstention from voting on the proposal to adopt the Merger Agreement is sufficient to satisfy the requirement of delivering such a written notice to the Company. In addition, the Dissenting Shareholder must not effect any change in the beneficial ownership of the shares of Common Stock from the date of filing the notice with the Company through the Effective Time, and the Dissenting Shareholder must not vote the shares of Common Stock for which payment of fair value is sought in favor of the proposal to adopt the Merger Agreement. The submission of a signed blank proxy will serve to waive dissenters' rights if not revoked, but a failure to vote, a vote against or an abstention from voting on the proposal to adopt the Merger Agreement will not constitute a waiver of such rights. Proper revocation of either a signed blank proxy or a signed proxy instructing a vote for adoption and approval of the proposal to adopt the Merger Agreement will also not constitute a waiver of dissenters' rights under the PBCL. Failure by a Dissenting Shareholder to comply with any of the foregoing will result in such Dissenting Shareholder forfeiting any right to payment of the fair value of such Dissenting Shareholder's shares of Common Stock.

  Record and Beneficial Owners. A record holder of shares of Common Stock may assert dissenters' rights as to fewer than all the shares of Common Stock of the same class or series registered in his or her name only if the holder dissents with respect to all the shares of Common Stock beneficially owned by any one person and discloses the name and address of the person or persons on whose behalf he or she dissents. A beneficial owner of shares of Common Stock who is not the record holder may assert dissenters' rights with respect to shares of Common Stock held on his or her behalf if such Dissenting Shareholder submits to the Company the written consent of the record holder not later than the time of assertion of dissenters' rights. A beneficial owner may not dissent with respect to less than all the shares of Common Stock of the same class or series he or she owns, whether or not such shares of Common Stock are registered in the beneficial owner's name.

  Notice to Demand Payment. If the Reorganization is approved by the requisite vote at the Annual Meeting, the Company shall mail to all Dissenting Shareholders who gave due notice of their intention to demand payment of fair value and who refrained from voting in favor of the Reorganization a notice stating where and when a demand for payment must be sent, and stock certificates representing the shares of Common Stock held by each Dissenting Shareholder must be deposited to obtain payment. The notice shall be accompanied by a copy of

Subchapter 15D and include a form for demanding payment, which form shall have a request for certification of the date that beneficial ownership of the shares of Common Stock was acquired by the Dissenting Shareholder or the person on whose behalf the Dissenting Shareholder dissents. The time set for the receipt of a demand and the Dissenting Shareholder's stock certificates shall not be less than 30 days from the mailing of the notice. Failure by a Dissenting Shareholder to timely demand payment and deposit the stock certificates pursuant to such notice will cause such Dissenting Shareholder to lose all right to receive payment of the fair value of his or her shares of Common Stock. All mailings to the Company are at the risk of the dissenter. However, the Company recommends that the Notice of Intention to Dissent, the Demand Form and the holder's stock certificates be sent by certified mail. If the Reorganization has not been effected within 60 days after the date set for demanding payment and depositing stock certificates, the Company shall return any stock certificates that have been deposited. The Company, however, may at any later time send a new notice regarding demand for payment and deposit of stock certificates with like effect.

  Payment of Fair Value of Shares of Common Stock. Promptly after the Effective Time, or upon timely receipt of demand for payment if the Reorganization has already been effected, the Company shall either remit to Dissenting Shareholders who have made demand and deposited their stock certificates the amount the Company estimates to be the fair value of the shares of Common Stock or give written notice that no remittance will be made under Section 1577 of the PBCL. Such remittance or notice shall be accompanied by (i) the Company's closing balance sheet and statement of income for a fiscal year ending not more than 16 months prior to the date of remittance or notice, together with the latest available interim financial statements; (ii) a statement of the Company's estimate of the fair value of the shares of Common Stock; and (iii) a notice of the right of a Dissenting Shareholder to demand payment or supplemental payment, as the case may be, accompanied by a copy of Subchapter 15D.

  If the Company does not remit the amount of its estimate of the fair value of the shares of Common Stock, it will return all stock certificates that have been deposited and may make a notation thereon that a demand for payment has been made. If shares carrying such notation are thereafter transferred, each new stock certificate issued therefor will bear a similar notation, together with the name of the original dissenting holder or owner of such shares. A transferee of such shares will not acquire by such transfer any rights in the Company other than those which the original dissenter had after making demand for payment of their fair value.

  Estimate by Dissenting Shareholder of Fair Value of Shares of Common
Stock. If a Dissenting Shareholder believes that the amount estimated or paid by the Company for his or her shares of Common Stock is less than their fair value, the Dissenting Shareholder may send to the Company his or her own estimate of the fair value, which shall be deemed a demand for payment of the amount of the deficiency. If the Dissenting Shareholder does not file his or her own estimate of the fair value within 30 days after mailing such remittance or notice by the Company, the Dissenting Shareholder will be entitled to no more than the amount estimated in the notice or remitted by the Company.

  Valuation Proceedings. Within 60 days after the latest of (i) the Effective Time, (ii) timely receipt of any demands for payment and (iii) timely receipt of any Dissenting Shareholder estimates of fair value, if any demands for payment remain unsettled, the Company may file in court an application for relief requesting that the fair value of the shares of Common Stock be determined by the court. Each Dissenting Shareholder whose demands have not been settled will be made a party to the proceeding and will be entitled to recover the amount by which the fair value of such Dissenting Shareholder's shares of Common Stock is found to exceed the amount, if any, previously remitted. Such Dissenting Shareholder will also be entitled to interest on such amount from the Effective Time until the date of payment. There is no assurance, however, that the Company will file such an application. If the Company fails to file an application within the 60-day period, any Dissenting Shareholder who has not settled his or her claim may do so in the Company's name within 30 days after the expiration of the 60-day period. If no Dissenting Shareholder files an application within such 30-day period, each Dissenting Shareholder who has not settled his or her claim will be paid no more than the Company's estimate of the fair value of the shares of Common Stock and may bring an action to recover any amount not previously remitted.

  Costs and Expenses of Valuation Proceedings. The costs and expenses of any valuation proceeding, including the reasonable compensation and expenses of any appraiser appointed by the court, will be determined by the court and assessed against the Company, except that any part of such costs and expenses may be assessed as the court deems appropriate against all or some of the Dissenting Shareholders whose action in demanding supplemental payment is found by the court to be dilatory, obdurate, arbitrary, vexatious or in bad faith. The court may also assess the fees and expenses of counsel and experts for any or all of the Dissenting Shareholders against the Company if it fails to comply substantially with Subchapter 15D or acts in a dilatory, obdurate, arbitrary or vexatious manner or in bad faith. The court may also assess any such fees or expenses incurred by the Company against any Dissenting Shareholder if such Dissenting Shareholder is found to have acted in a dilatory, obdurate, arbitrary or vexatious manner or in bad faith. If the court finds that the services of counsel for any Dissenting Shareholder were of substantial benefit to the other Dissenting Shareholders and should not be assessed against the Company, it may award to such counsel reasonable fees to be paid out of the amounts awarded to the Dissenting Shareholders who were benefited.

  Under the PBCL, a shareholder of the Company has no right to obtain, in the absence of fraud or fundamental unfairness, an injunction against the Reorganization, nor any right to valuation and payment of the fair value of the holder's shares because of the Reorganization, except to the extent provided by the dissenters' rights provisions of Subchapter 15D. The PBCL also provides that absent fraud or fundamental unfairness, the rights and remedies provided by Subchapter 15D are exclusive.

  The foregoing description of dissenters' rights under Subchapter 15D should be read in conjunction with Exhibit D to this Proxy Statement, and is qualified in its entirety by the provisions of Subchapter 15D.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

  The following discussion is based upon information provided by management of the Company, the Code, existing and proposed regulations thereunder, reports of congressional committees, judicial decisions and current administrative rulings and practices. Any of these authorities could be repealed, overruled or modified at any time after the date hereof. Any such change could be retroactive and, accordingly, could modify the tax consequences discussed herein. No ruling from the Internal Revenue Service with respect to the matters discussed herein has been requested and there is no assurance that the Internal Revenue Service would agree with the conclusions set forth herein.

  This discussion is for general information only and does not address the federal income tax consequences that may be relevant to particular shareholders in light of their personal circumstances or to certain types of shareholders (such as dealers in securities, insurance companies, foreign individuals and entities, financial institutions and tax-exempt entities) who may be subject to special treatment under the federal income tax laws. This discussion also does not address any tax consequences under state, local or foreign laws.

  Neither the Company nor any of its shareholders, other than shareholders who receive payment for their shares as a result of the exercise of dissenters' rights, will recognize gain or loss for federal income tax purposes as a result of the Reorganization. Each shareholder's adjusted tax basis in the Reading Entertainment Common Stock received in the Reorganization will be equal to that shareholder's adjusted tax basis in the Common Stock or Class A Common Stock exchanged therefor. Each shareholder's holding period with respect to Reading Entertainment Common Stock received in the Reorganization will include the period during which the Common Stock or Class A Common Stock for which it was exchanged was held, provided that such Common Stock or Class A Common Stock was held as a capital asset.

  Any receipt of cash by a holder of Common Stock in respect of the exercise by such holder of dissenters' rights will be a taxable transaction for federal income tax purposes and may also be a taxable transaction under applicable state, local and other tax laws. For federal income tax purposes, each holder of Common Stock who receives such payment will generally recognize gain or loss equal to the difference between the amount of cash received by such shareholder and such shareholder's tax basis in such shares. Gain or loss recognized will be treated as a long-term capital gain or loss if such shares of Common Stock are held as capital assets and have a holding period of more than one year at the Effective Time.

  SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE REORGANIZATION OR THE EXERCISE OF DISSENTERS' RIGHTS, INCLUDING THE APPLICABILITY OF ANY STATE, LOCAL OR FOREIGN TAX LAWS, CHANGES IN APPLICABLE TAX LAWS AND ANY PENDING OR PROPOSED LEGISLATION.

ACCOUNTING TREATMENT AND FINANCIAL STATEMENTS

  For financial reporting purposes, the Reorganization will be treated as a reorganization of affiliated entities, with all assets and liabilities of the Company recorded on the books of Reading Entertainment at their historical cost basis. See "Unaudited Pro Forma Consolidated Financial Statements" for pro forma financial statements of Reading Entertainment giving effect to the Reorganization and the transactions contemplated by the Exchange Agreement.

                                STOCK PROPOSAL

GENERAL

  The Board of Directors of the Company, based in part on the unanimous recommendation of the Independent Committee and the opinion of the Independent Committee's financial advisor described below, has unanimously approved the Exchange Agreement and the Stock Transactions.

VOTE REQUIRED

  The Company is submitting the Stock Transactions for approval of shareholders in accordance with the Company's listing agreements with Nasdaq/NMS and the Philadelphia Exchange, which, among other things, generally require shareholder approval of a transaction or series of transactions which involve the acquisition of assets by the Company and the present or potential issuance of shares having in excess of 20% of the voting power of the shares outstanding prior to such transactions, or more than 5% if an officer, director or substantial shareholder has a 5% or greater interest in the assets to be so acquired. Approval of the Stock Transactions requires the affirmative vote of a majority of the votes cast by the holders of the Common Stock and Class A Common Stock, voting together as a single class. Approval of the Stock Transactions will also constitute approval of certain actions which may occur as a result of the Stock Transactions, including the issuance of shares of Reading Entertainment Common Stock on conversion of the Convertible Preferred Stock or on exercise by Citadel of certain rights to require Reading Entertainment to acquire Citadel's assets in exchange for Reading Entertainment Common Stock, as well as the repurchase of shares of Convertible Preferred Stock on exercise by the holders of the Series A Preferred Stock or Reading Entertainment of certain rights to be granted to them. Pursuant to the Exchange Agreement, Craig has agreed to vote all of the shares of Class A Common Stock held by it in favor of approval of the Stock Transactions. If all such shares are so voted, the Stock Transactions will be approved. No additional votes will be required to adopt such proposal.

  THE BOARD RECOMMENDS A VOTE IN FAVOR OF APPROVAL OF THE STOCK TRANSACTIONS.

BACKGROUND OF THE EXCHANGE AGREEMENT

  Authorization of Development of Stock Transaction Plan. Over the past three years, the Company has focused its efforts on the Beyond-the-Home segment of the entertainment industry, directing its attention principally to pursuing opportunities in the cinema exhibition business. The Board of Directors and management believe that there are significant opportunities in this market, but that, to reasonably achieve them, the Company needs to substantially increase its capital base and to simplify the corporate structures which it has to date found necessary to utilize in pursuing certain of such opportunities. The Stock Transactions have been developed to achieve these goals of significantly increasing the Company's capital base while simultaneously simplifying its corporate structure (by eliminating the need for joint ventures with its affiliates) and relationships with its publicly traded affiliates.

  At meetings held on May 23, 1996, management presented to the Company's Board of Directors and the Craig Board of Directors a business plan for the continued development and expansion of the Company's Beyond-the-Home Entertainment business. That report concluded that, while the Company currently has sufficient funding available to meet its current commitments, management believes that a plan to continue to expand the Company's business to take advantage of the various opportunities that management has identified as reasonably available to the Company would require significant additional capital. The report further recommended that the Company should consider looking to its affiliates, Craig and Citadel, as possible sources of such capital. See "Use of Craig Assets and Citadel Proceeds" below, "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" in the 1995 Annual Report and "Item 2. Management's Discussion and Analysis of Financial Condition and Results of

Operations--Liquidity and Capital Resources" in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996.

  Following these presentations, the Board of Directors of each of the Company and Craig authorized and directed the managements of the Company and Craig to work together to develop one or more proposals for the consolidation of the assets of the three companies. Subsequently, the Board of Directors of Citadel authorized and directed its management to cooperate with the Company and Craig in these efforts. Each of the Company, Craig and Citadel formed an independent committee comprised entirely of independent members of its board of directors. The independent committees, in turn, retained legal and financial advisors to advise the committees and to assist the committees in evaluating the plans and proposals developed by management as a result of these cooperative efforts. The Stock Transactions are the result of the efforts of the managements of the Company, Craig and Citadel, as negotiated, reviewed and ultimately recommended to the full Boards of Directors by the independent committees. See "Committee and Board Proceedings" and "Recommendations of the Independent Committee and the Board of Directors."

  Development of the Beyond-the-Home Business Plan. In 1993, the Company determined to focus its activities on the Beyond-the-Home segment of the entertainment industry. That year, the Company retained Robert Smerling, the former head of what is now SONY Theatres, to head up its efforts to enter the cinema exhibition market. After pursuing several possible entres into this market, in August 1994 the Company acquired Cine Vista, a Puerto Rico based theatre circuit which the Company has grown to 44 screens, with an additional 24 screens under development (including six replacement screens). Since that time, the Company has also explored other possible theatre acquisitions and development opportunities in Latin America.

  From late 1994 through mid 1995, the Company focused on the possible acquisition from Credit Lyonnais of its 400 screen MGM United Kingdom Theatre Circuit ("MGMUK Cinemas"). Although the Company was able to acquire commitments from several banks to finance the acquisition and, after several rounds of bidding, was selected to enter into exclusive negotiations with Credit Lyonnais for MGMUK Cinemas, the Company ultimately determined, after completion of due diligence, that the price demanded by Credit Lyonnais was excessive and determined not to proceed further with the transaction. Due to the size of the acquisition, the Company found it necessary to form a syndicate of equity investors (which included Craig) in order to pursue this opportunity.

  In mid 1995, the Company shifted its focus from the United Kingdom to another English speaking market with characteristics analogous to those found in England--Australia. Since that time, the Company has retained a well-qualified group of Australian executives to guide the Company's entre into this market, and has either acquired, leased or entered into letters of intent with respect to several potential mutiplex sites in Australia. In light of the magnitude of the undertaking and the opportunity, the Company again found it advisable to joint venture with Craig to provide the capital necessary to reasonably support its activities. In November 1995, the Company formed, on a 50/50 basis with Craig, Reading International to pursue the development of multiplex cinemas in Australia. In March 1996 Reading entered into the Capital Funding Agreement with Craig and CMI to provide, in the aggregate, up to $100 million in capital to that venture, again on a 50/50 basis. See "Election of Directors--Certain Transactions."

  Since the Australian market is currently dominated by two exhibitors, each of whom has ties to major shopping center owners/developers, and since Australia as a matter of governmental land use policy has historically favored the development of entertainment activities in connection with city centers and established retail and shopping center areas and disfavored the development of entertainment activities in suburban areas or as stand alone activities, Reading International has encountered staunch opposition to its business plan of building large multiplex cinemas as part of free standing entertainment complexes and not as part of existing shopping center developments. However, the Company continues to believe that the Australian market is attractive, and that, if well capitalized, and with its experienced executives, Reading International will ultimately be able to develop complexes that will be more attractive to consumers than existing facilities in that market. While Reading International still faces substantial land use planning and permitting battles, and while no assurance can be given that Reading International will be successful in its efforts to break into the Australian market, Reading International does currently have under development initiatives representing more than 65 screens, located in the principal urban centers of Australia.

  Reading International's principal competitors in Australia are well established and well financed. Village Roadshow Ltd. had a publicly reported net worth of approximately $385 million at June 30, 1995. The Greater Union organization does separately not publish financial reports, but its parent, Amalgamated Holdings, had a publicly reported net worth of approximately $185 million at June 30, 1995. Hoyts Cinemas recently completed a public offering, increasing its net worth to approximately $170 million.

  In late 1995, the Company also entered into negotiations with the Samuel Goldwyn Company ("SGC") concerning the acquisition of SGC's Landmark theatre circuit ("Landmark"). With, at that time, approximately 140 screens, Landmark was and continues to be the largest cinema chain focusing on the specialty film market. While the Company made what it believed to be good progress in negotiating an acquisition of Landmark and completed substantial due diligence, SGC ultimately decided to sell all of its assets (including certain film and television library and production assets as to which the Company had no interest) to a single buyer--Metromedia Company ("Metromedia"). In July 1996, Metromedia completed its acquisition of SGC.

  In August 1996, the Company, through AFC, acquired an 83.3% interest in the Angelika, a multiplex theatre located in New York City, which management believes to be the premier specialty theatre in the United States. See "Election of Directors--Certain Transactions." In 1995, the Angelika had gross revenues of approximately $7.4 million. See the audited and unaudited financial statements of the Angelika attached as Exhibit N to this Proxy Statement. The Company believes that, due to its position in the New York market, the Angelika is well known and enjoys a good reputation with both suppliers and patrons of specialty film product. The Company intends to develop additional specialty theatres on the model of the Angelika (which includes both a multiplex cinema and cafe operations) in a number of urban areas, and is currently exploring sites in a number of cities.

  Relationship among the Company, Craig and Citadel. Since 1989, Craig has been the principal controlling shareholder of the Company. As of the date of this Proxy Statement, Craig owns 2,610,826 shares of the Company's Class A Common Stock, representing approximately 52.5% of the combined Common Stock and Class A Common Stock. Also, since 1991, the Chairman of the Board of Craig has been the Chairman of the Board and principal executive officer of the Company, and the President of Craig has been the President and a director of the Company. Until June 1996, when the composition of the Boards of the three companies was modified to alleviate certain conflicts of interest in the context of negotiating the transaction which ultimately became the Stock Transactions, five of the six directors of Craig constituted five of the eight directors of the Company.

  As of the date of this Proxy Statement, the Company owns 1,564,473 shares of Citadel Common Stock, representing approximately 26.1% of the outstanding shares of Citadel Common Stock and approximately 21.3% of the aggregate voting power of all outstanding shares of Citadel's capital stock. Also as of the date of this Proxy Statement, Craig owns 1,329,114 shares of Citadel Preferred Stock (representing approximately 18.1% of the aggregate voting power of all outstanding shares of Citadel's capital stock) and the Citadel Warrant to purchase 666,000 shares of Citadel Common Stock (at an exercise price of $3.00 per share). The Company also holds the 1996 Option to purchase the Citadel Preferred Stock and, under certain circumstances, the Citadel Warrant from Craig. See "Election of Directors--Certain Transactions" and "Item 1. Business--Description of Business--Subsequent Event" in the 1995 Annual Report. Without giving effect to the conversion of the Citadel Preferred Stock or the exercise of the Citadel Warrant, the Company and Craig together hold approximately 39.5% of the aggregate voting power of all outstanding shares of Citadel's capital stock. If the Citadel Preferred Stock were converted into Citadel Common Stock and the Citadel Warrant were exercised, the Company and Craig could hold over a majority of the aggregate voting power of such capital stock (depending on the market price of the Citadel Common Stock, since the conversion price of the Citadel Preferred Stock is equal to a 60-trading day average of the market price of the Citadel Common Stock). However, if the conversion price of the Citadel Preferred Stock is less than $3.00 per share, Citadel has the right, on exercise of the conversion right, to redeem the Citadel Preferred Stock at its stated value plus accrued and unpaid dividends plus a premium. At September 30, 1996, the conversion price was approximately $2.49.

  There is substantial overlap among the managements and Boards of the Company, Craig and Citadel. The Chairman of the Board of the Company is also the Chairman of the Board of Craig and Citadel. The President of the Company is also the President and a director of Craig and the Vice Chairman of the Board and the Principal Accounting Officer, Secretary and Treasurer of Citadel. The Chairman and President of the Company and of Craig are also two of the four directors of Citadel. Until the realignment of the memberships of the various boards as described above, three of the five directors of Citadel were also directors of Craig. Also, Citadel, through its President and Chief Executive Officer, provides consulting services to, and is, in effect, the principal United States real estate advisor to, the Company and Craig with respect to cinema development matters.

  Citadel is a company in transition. In August 1994, Citadel's principal asset--a Southern California based savings and loan association--was recapitalized, as a result of which Citadel's interest in that association was reduced from 100% to essentially a 16% non-voting equity interest. Since the recapitalization, Citadel has focused on the disposition of the remainder of its interest in that association, the resolution of the various liabilities remaining from or pertaining to the period during which it was the parent holding company for that association, the management of a limited portfolio of commercial properties which were previously owned by the association, and the review of its options with respect to the development of a future business plan. As of June 30, 1996, Citadel's assets totalled approximately $35 million, consisting principally of cash in the amount of approximately $19.2 million and four pieces of commercial real estate with a book value of approximately $14.9 million. Citadel has subsequently sold one property with a book value of $.04 million.

  General Overview of the Stock Transactions. In the Stock Transactions, CAC will contribute to Reading Entertainment, in exchange for 70,000 shares of Series A Preferred Stock and certain contractual rights, cash in the amount of $7 million.

  Craig will contribute to Reading Entertainment, in exchange for 125,098 shares of Series B Preferred Stock and 563,210 shares of Reading Entertainment Common Stock, the 50% Cinemas Interest in Reading International and the 1,329,114 shares of Citadel Preferred Stock. CMI will contribute to Reading Entertainment, in exchange for 424,902 shares of Series B Preferred Stock and 1,912,980 shares of Reading Entertainment Common Stock, the 693,650 shares of Stater Stock.

  The Convertible Preferred Stock will have a liquidation preference of $100 per share (the "Stated Value") and bear a cumulative dividend of 6.5%, payable quarterly. The Series A Preferred Stock will rank senior to the Series B Preferred Stock with respect to dividends and distributions on liquidation. The Series A Preferred Stock will be convertible, at any time after 18 months after the closing of the Stock Transactions (the "Closing"), or earlier after a Change in Control (as defined below), into shares of Reading Entertainment Common Stock at a conversion price of $11.50 per share. The holders of the Series A Preferred Stock will have the right, during the 90-day period beginning five years after the Closing (provided Citadel has not exercised the asset put option described below), to require Reading Entertainment to repurchase the shares of Series A Preferred Stock for their aggregate Stated Value plus accrued dividends. In addition, if Reading Entertainment shall fail to pay dividends on the Series A Preferred Stock for four quarters, the holders of the Series A Preferred Stock will have the right to require Reading Entertainment to repurchase such shares, at the same redemption price, provided that such right may not be exercised prior to 18 months after the Closing. Finally, following a Change in Control (but not after the fifth anniversary of the Closing), Citadel will have the right to require Reading Entertainment to repurchase the shares of Series A Preferred Stock owned by Citadel and its affiliates for the same redemption price plus a premium. Reading Entertainment will have certain rights to require conversion of the Series A Preferred Stock and the right under certain conditions to redeem the Series A Preferred Stock at the Stated Value plus accrued and unpaid dividends plus a premium in certain cases. The Series B Preferred Stock will be convertible, at any time after 18 months after the Closing, into shares of Reading Entertainment Common Stock at a conversion price of $12.25 per share. Reading Entertainment will have the right to redeem the Series B Preferred Stock after five years at the Stated Value plus accrued and unpaid dividends plus a premium in certain cases. Holders of each series of Convertible Preferred Stock will be entitled to 9.64 votes per share held on all matters brought to a vote of the shareholders of Reading Entertainment, voting as a single class with the holders of the Reading Entertainment Common Stock and the other series of Convertible Preferred Stock.

  In addition, Citadel will have the option, exercisable at any time until 30 days after Reading Entertainment files its Annual Report on Form 10-K for the year ending December 31, 1999, to exchange all or substantially all of its assets for shares of Reading Entertainment Common Stock, subject to certain limitations. Also, Citadel and CAC will have certain demand and piggy-back registration rights with respect to the Reading Entertainment Common Stock issuable on conversion of the Series A Preferred Stock or on such asset exchange. Approval of the Stock Transactions by shareholders will also constitute approval of the issuance of shares of Reading Entertainment Common Stock on conversion of the Convertible Preferred Stock or on exercise by Citadel of the foregoing rights, as well as the repurchase of shares of Series A Preferred Stock on exercise by the holders of the Series A Preferred Stock or Reading Entertainment of the foregoing rights. In addition, the Exchange Agreement provides that Reading Entertainment will reimburse Citadel and CAC for their reasonable out-of-pocket costs with respect to the Stock Transactions, up to a maximum of $280,000. See "The Exchange Agreement."

  The foregoing provisions of the Exchange Agreement, in essence, grant to Citadel the ability to review the implementation by Reading Entertainment of its Beyond-the-Home Entertainment business plan and, if it approves of the progress made by Reading Entertainment, to make a further investment in that business through the exercise of its option to exchange all or substantially all of its assets for Reading Entertainment Common Stock. If Citadel does not approve of Reading Entertainment's progress, it can (i) sell its position privately, (ii) through the exercise of its conversion and registration rights, beginning 18 months after the Closing, sell its position publicly in the public market for Reading Entertainment Common Stock, or (iii) for 90 days beginning five years after the Closing, exercise its right to require Reading Entertainment to repurchase the Series A Preferred Stock. In the interim, while it continues to address its contingent liabilities and determine its best course of action with respect to a future business plan, Citadel can offer its stockholders the potential for equity returns through an investment--via the Series A Preferred Stock or the underlying Reading Entertainment Common Stock--in the Beyond-the-Home sector of the entertainment industry.

  Upon completion of the Stock Transactions, Reading Entertainment will have, on a consolidated basis, assets with a book value of approximately $156 million, including cash of approximately $54 million, and will be able to eliminate the cumbersome limited liability company structure currently required with respect to its development activities in Australia. The Capital Funding Agreement will be terminated. It is anticipated that the Craig Assets will either be sold or pledged to acquire funds for the expansion of the Company's Beyond-the-Home Entertainment business and that a substantial portion of the Craig Assets or the proceeds of a disposition thereof may be contributed to one or more of the Company's Australian affiliates to increase their capital and support Australian-based borrowings. In the view of management, Reading Entertainment will be a substantially stronger and easier to understand company after the Stock Transactions than the Company is today and will be better situated to provide for the current and future funding needed to implement its Beyond-the-Home Entertainment business strategy.

  Committee and Board Proceedings. At its May 23, 1996 meeting, the Board of Directors of the Company formed the Independent Committee, consisting of John
W. Sullivan, Albert J. Tahmoush, and Gregory R. Brundage. Messrs Sullivan and Tahmoush have been directors of the Company for more than the past 15 years, and Mr. Sullivan and his family collectively own approximately 231,000 shares, representing approximately 4.7%, of the Company's Class A Common Stock. Mr. Brundage has been an investment banker for more than the past 15 years, most recently as a Managing Director of Furman Selz Incorporated. Prior to Furman Selz, Mr. Brundage was Managing Director and Office Manager of the Investment Banking Division of PaineWebber Incorporated's Los Angeles office. Mr. Brundage and such investment banking firms have provided and continue to provide services from time to time to Stater; accordingly, in addition to his generalized knowledge and expertise with respect to investment banking and capital formation matters, Mr. Brundage brought to the Independent Committee specialized knowledge and expertise concerning Stater and the Stater Stock. None of the members of the Independent Committee is affiliated with the Company, Craig or Citadel or any of their affiliates (other than in his capacity as a director or stockholder of the Company). Each member of the Independent Committee has received the sum of $10,000 for his service on the Independent Committee through August 15, 1996.

  The Board authorized and directed the Independent Committee to review any proposal presented by management of the Company or any other party; to negotiate the terms of any proposed transaction; to evaluate the fairness of any consideration to be received or paid by the Company in, and the other terms of, any such transaction; and to make a recommendation to the Board with respect to such proposal. The Board did not authorize the Independent Committee to seek transactions such as the sale of the Company or any substantial part of its assets, since the purposes of the Independent Committee were to negotiate and evaluate proposals to increase the capital of Reading, not to terminate the existence of Reading as a publicly traded entity.

  Thereafter, management of the Company began to evaluate various possible transactions and the consequences of each to the Company. In late June 1996, management informed the Independent Committee that management would shortly be in a position to present alternatives to the Independent Committee and discuss with its members the consequences of such alternatives. Accordingly, on June 25, 1996, the Independent Committee met. At that meeting, the Independent Committee reviewed information provided by potential financial and legal advisors, and subsequently retained Berwind Financial Group, L.P. ("Berwind") as its financial advisor and Dechert Price & Rhoads ("Dechert Price") as legal counsel. Neither firm had any prior relationship with the Company, Craig, Citadel, or Mr. Cotter, except that Dechert Price represented Mr. Cotter and an affiliate in connection with a 1988 acquisition of Common Stock of the Company.

  At meetings (telephonic and in person) from July 9 through August 9, 1996, the Independent Committee met with Berwind and Dechert Price, as well as with management and counsel to the Company, to discuss the alternatives presented by management and the preliminary terms thereof. The Independent Committee held approximately nine meetings during this period. In addition, the Independent Committee, together with Berwind, Dechert Price and management, met with the members of the independent committees of directors established by the Boards of Directors of Craig and Citadel (the "Craig Committee" and the "Citadel Committee," respectively) and their respective advisors, and negotiated the terms of the potential transactions. There were also a number of meetings and telephone discussions between representatives of the three committees and their advisors.

  At its August 9, 1996 meeting, the Independent Committee reviewed a draft letter of intent that summarized substantially the terms ultimately embodied in the definitive Exchange Agreement. At that meeting, the Independent Committee considered a number of factors, including those described below, and Berwind expressed its preliminary oral opinion that the terms of the Exchange Agreement, taken as a whole, are fair, from a financial point of view, to the shareholders of the Company. After extensive consideration, the Independent Committee unanimously approved the terms of a non-binding letter of intent that summarized the terms of the Stock Transactions and determined to recommend that the Board of Directors approve the Stock Transactions in lieu of other alternatives.

  At a meeting on August 12, 1996, the following business day, the Board of Directors received the report and recommendation of the Independent Committee and reviewed the terms of the draft letter of intent and a draft of the Exchange Agreement. The Board of Directors unanimously (with one director absent) approved the Independent Committee's recommendation of such terms, authorized the execution of the letter of intent, and approved the Exchange Agreement subject to management's approval of the definitive terms of the Exchange Agreement. Later that day, the Company, Craig and Citadel entered into the letter of intent, and the following business day the companies issued a press release announcing the letter of intent.

  On September 4, 1996, after completion of the definitive Exchange Agreement and related documents, the parties executed the Exchange Agreement and issued a press release announcing such signing.

RECOMMENDATIONS OF THE INDEPENDENT COMMITTEE AND THE BOARD OF DIRECTORS

  The Board of Directors of the Company, based in part on the unanimous favorable recommendation of the Independent Committee and the opinion of Berwind, has determined that the Exchange Agreement and the Stock Transactions are fair and in the best interests of the Company and its shareholders and has unanimously approved and adopted the Exchange Agreement. In recommending the Exchange Agreement, the Independent Committee and the Board of Directors consulted with the Company's management, as well as with the Company's legal counsel, Berwind, and (in the case of the Independent Committee) Dechert Price, and considered a number of factors, including without limitation the following:

    1. The Company's principal purpose and objective with respect to the Stock Transactions of enabling Reading Entertainment to secure the substantial capital needed to compete in and to expand Reading Entertainment's Beyond-the-Home Entertainment business on terms more favorable to the Company than the Company believes would otherwise currently be available to it (if at all) in the market.

    2. The advice of Berwind that the Company's ability to raise equity in the public market would be limited and more costly to the Company than the Stock Transactions. Further, Berwind advised that any equity raising activity would need to be strongly supported by Craig. Craig advised the Company that, for it to participate significantly in capital raising for the Company, Craig's contribution would need to be in the form of assets, rather than cash, and that it would view as particularly attractive a transaction structured to be tax-free to Craig.

    3. The Board's belief, based on the directors' knowledge of the Company's assets, businesses, financial condition, results of operations and prospects, that the Exchange Agreement provides a fair price for the Convertible Preferred Stock and Reading Entertainment Common Stock.

    4. The Board's belief, based on the directors' knowledge of the Craig Assets, including the assets, business, financial condition, results of operations and prospects of Stater, Citadel, and Reading International, that the Exchange Agreement provides a fair valuation of the Craig Assets.

    5. The opinion of Berwind to the effect that, as of the date of its written opinion and based upon and subject to certain matters as stated in its written opinion, the terms of the Exchange Agreement, taken as a whole, are fair, from a financial point of view, to the shareholders of the Company. See "Opinion of Financial Advisor."

    6. The determination by the Independent Committee, Berwind and the Board, after considering a variety of alternative transactions, including a public offering or a rights offering, that no other transaction met the Company's goals as well as the Stock Transactions.

    7. That, although the equity interest of Craig in the Company would substantially increase, the Stock Transactions would not constitute a sale of control or other change of control since Craig has been the controlling stockholder of the Company for more than seven years, currently owning approximately 52.5% of the outstanding common equity of the Company.

    8. That, although the Company currently has approximately $163 million in NOL's, approximately $123 million of such amount will expire if not utilized by December 31, 1996. In considering the value of the Stater Stock to the Company, the Independent Committee specifically considered the fact that Reading Entertainment will be receiving a carryover basis in such shares, and that any gain from a taxable disposition of such shares prior to December 31, 1996 should be able to be offset against a portion of such otherwise expiring NOL's.

    9. That, as discussed under "Use of Craig Assets and Citadel Proceeds," the Company expects that Reading Entertainment will be able to utilize the Stater Stock, or the proceeds of the disposition of the Stater Stock, to support the expansion of the Beyond-the-Home Entertainment business.

    10. That, in considering the value of the Series B Preferred Stock and Reading Entertainment Common Stock to be issued to CMI, the gain to CMI on the disposition of its Stater Stock would not be eliminated but only deferred and would be recognized on a taxable disposition of the Series B Preferred Stock and Reading Entertainment Common Stock received by CMI pursuant to the Exchange Agreement.

  In view of the wide variety of factors considered in connection with their evaluation of the Exchange Agreement and the Stock Transactions, the Independent Committee and the Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the individual factors considered in reaching its determination.


OPINION OF FINANCIAL ADVISOR

  Berwind has acted as financial advisor to the Independent Committee in connection with the Exchange Agreement. In connection with the approval of the Exchange Agreement by the Independent Committee and Board of Directors, Berwind provided the directors of the Company with its oral opinion to the effect that, as of the date of such opinion and based upon the matters considered in rendering such opinion, the terms of the Exchange Agreement, taken as a whole, are fair, from a financial point of view, to the shareholders of the Company. A copy of its written opinion, which sets forth the procedures followed, assumptions made, areas of reliance upon others and other matters considered in connection with rendering such opinion, is set forth as Exhibit E to this Proxy Statement and should be read carefully in its entirety. As set forth therein, Berwind relied, without independent verification, on the completeness and accuracy of all financial and other information reviewed by it for purposes of rendering such opinion and has made no independent evaluation or appraisal of the assets of the Company, Craig, Citadel or Stater. The Committee's choice of Berwind was based upon, among other things, Berwind's expertise, the professional nature of its presentation, its availability and its fee arrangement. Berwind, as part of its investment banking business, is regularly engaged in the valuation of assets, securities and companies in connection with various types of asset and security transactions.

  Pursuant to an agreement between the Company, the Committee and Berwind, Berwind is to receive a fee of $150,000, of which $25,000 was paid upon engagement of Berwind and $125,000 was paid upon submission of its written fairness opinion. In addition, Berwind is to receive a financial advisory fee of $7,500 per month for the period from its engagement in June 1996 to the earlier of the closing of the Stock Transactions and 18 months after its engagement, with a minimum period of six months. Berwind is also entitled to reimbursement of reasonable and authorized out-of-pocket expenses. Also, the Company has agreed to indemnify Berwind against certain liabilities relating to or arising out of its engagement.

  Berwind was retained to render an opinion as to the fairness of the Exchange Agreement, taken as a whole, from a financial point of view, to the public shareholders of the Company and did not recommend the amount of consideration to be paid. In arriving at its opinion, Berwind considered, among other factors, the historical financial performance, current financial condition, future prospects, stock market performance, comparisons with selected comparable companies, selected comparable merger and acquisition transactions, discounted cash flow analysis, liquidation analysis, and the financial terms and conditions of the Exchange Agreement. No limitations were imposed by the Company or the Independent Committee with respect to the opinion rendered by Berwind, except that Berwind was not authorized to solicit and did not solicit other potential investors in the Company. However, as indicated above (see "Recommendations of the Independent Committee and the Board of Directors"), Berwind advised the Independent Committee that the Company's ability to raise equity in the public market would be limited and more costly to the Company than the Stock Transactions.

INTERESTS OF CERTAIN PERSONS IN THE STOCK TRANSACTIONS; CONFLICTS OF INTEREST

  Shareholders should be aware that certain members of the Company's management and Board of Directors have certain interests which may present them with actual or potential conflicts of interest in connection with the Stock Transactions.

  James J. Cotter, Chairman of the Board of the Company, is also Chairman of the Board of each of Craig and Citadel, and is a principal shareholder of Craig, holding 1,145,864 shares of Craig's common stock ("Craig Common Stock"), 77,500 shares of Craig's Class A Common preference stock (the "Craig Class A Stock") and options to acquire 300,000 shares of Craig Common Stock.
S. Craig Tompkins, President and a director of the Company, is President and a director of Craig, holds 1,000 shares of Craig Class A Stock and options to acquire 17,500 shares of Craig Class A Stock, and is the Vice Chairman, Principal Accounting Officer, Secretary and Treasurer of Citadel. Edward L. Kane, a director of the Company, was President of Craig from January 1988 through January 1993 and a director of Craig until June 1996. Mr. Kane owns 1,500 shares of Craig Common Stock. In addition, James A. Wunderle, the Company's Executive Vice President, Chief Operating Officer, Chief Financial Officer and Treasurer, owns 1,000 shares of Craig Class A Stock.

  See "Background of the Exchange Agreement" with respect to Craig's and the Company's ownership of securities of Citadel.

USE OF CRAIG ASSETS AND CITADEL PROCEEDS

  Reading intends to use the Stater Stock, the Citadel Preferred Stock and the cash proceeds received from CAC in the Stock Transactions to fund the development of Reading Entertainment's Beyond-the-Home entertainment business. Currently, the principal components of that business plan are the development of state of the art multiplex and megaplex cinemas, exhibiting conventional film product, in Australia and Puerto Rico, and upper-end multiplex cinemas featuring principally specialty film in the mainland United States.

  Reading is considering various alternatives for utilizing the Stater Stock in the funding of its Beyond-the-Home Entertainment business, the most likely being the contribution of the Stater Stock to one or more of Reading Entertainment's Australian affiliates to collateralize Australian Dollar borrowings. Other alternatives under consideration might include a sale of the Stater Stock to a third party. While the fair market value of the Stater Stock was considered by the Independent Committee, Berwind and the Board, prior to the execution of the Exchange Agreement, no attempt was made to find a buyer for the Stater Stock and, to date, no broker or other professional has been retained to assist in such a process. In addition, Stater has the right, which is currently exercisable, to repurchase the Stater Stock and has advised the Company that it is considering exercising such right prior to the end of Stater's 1997 fiscal year in September 1997. A substantial redemption of the Stater Stock would likely require a material restructuring of Stater's existing indebtedness, and no assurance can be given that any such redemption can or will be effected. See "Tax and Accounting Treatment."

  Pursuant to the Exchange Agreement, Reading Entertainment has agreed that, immediately following its receipt of the shares of Citadel Preferred Stock from Craig, it will deliver such shares to Citadel for an equal number of shares of a new series of preferred stock of Citadel (the "New Citadel Preferred Stock;" the term "Citadel Preferred Stock" as used in this Proxy Statement with respect to a time after the Closing shall mean the New Citadel Preferred Stock). The terms of the New Citadel Preferred Stock are substantially identical to the terms of the Citadel Preferred Stock except for a reduction in the redemption premium and that the holders of the New Citadel Preferred Stock will not (except on a change in control of Citadel) have the right to convert the New Citadel Preferred Stock into Citadel Common Stock during the one-year period commencing on the 15th day following the filing of Citadel's Annual Report on Form 10-K for the year ending December 31, 1996. See "The Exchange Agreement--Citadel Preferred Stock." Accordingly, it is likely that Reading Entertainment will elect to convert the New Citadel Preferred Stock into Citadel Common Stock prior to the commencement of such one-year period. The Company's management believes that, in such event, and provided that at such time the market price of the Citadel Common Stock has not risen above current levels, it is likely that Citadel will exercise its right to redeem the New Citadel Preferred Stock for cash, at a premium. (Citadel will only have such right if the conversion price is then less than $3.00 per share.) If Reading Entertainment were to exercise the right to convert the Citadel Preferred Stock at December 31, 1996 and the conversion price at such time were to be $2.50 per share, Reading Entertainment would receive either 2,100,000 shares of Citadel Common Stock or approximately $6.2 million in cash. Reading Entertainment may also use the Citadel Preferred Stock, or any Citadel Common Stock received on such conversion, to secure borrowings to support its Beyond-the-Home Entertainment Business.

CERTAIN CONSIDERATIONS

  In considering the Stock Transactions, shareholders should be aware of the following considerations, each of which has been reviewed and considered by the Independent Committee in reaching its unanimous recommendation of the Exchange Agreement:

  Conflicts of Interest. Certain members of the Company's management, including its Chairman of the Board and President, are officers, directors, and shareholders of Craig and officers and directors of Citadel, and Craig is the principal shareholder of the Company. Consequently, such persons have interests which may be different from those of the public shareholders of the Company with respect to the Stock Transactions. See "Interests of Certain Persons in the Stock Transactions; Conflicts of Interest." The Company believes it has minimized such conflicts through the activities of the Independent Committee.

  Certain Matters Related to Craig and Citadel. Following completion of the Stock Transactions, Craig, directly and through CMI, will own approximately 77.4% of the voting power of the outstanding capital stock of Reading Entertainment. In addition, Citadel, through CAC, will own approximately 5% of the voting power of the outstanding capital stock of Reading Entertainment. Since Craig already owns a majority of the voting stock of the Company, and since the number of publicly owned shares of Reading Entertainment will be the same as that of the Company, the Company does not believe that such change in Craig's and Citadel's ownership will adversely affect the market price or liquidity of the Reading Entertainment Common Stock as compared to that of the Class A Common Stock. See "Background of the Exchange Agreement." The Company has received no definitive legal opinion as to Craig's status under the Investment Company Act of 1940 (the "ICA"). However, in the Exchange Agreement, Craig has represented that it is not an investment company under the ICA.

  Certain Tax Matters. Reading Entertainment is considering various alternatives for utilizing the Stater Stock in the funding of its Beyond-the-Home Entertainment business, including the contribution of the Stater Stock to one or more of Reading Entertainment's Australian affiliates to collateralize Australian Dollar borrowings, a sale of the Stater Stock to a third party, or a possible redemption of the Stater Stock by Stater, each of which would be a taxable event for federal income tax purposes. Management believes that any gain recognized by Reading Entertainment on such a transaction would be offset by the Company's existing NOL's. See "Tax and Accounting Treatment." However, the amount of NOL's currently carried on the books of the Company has not been audited by the Internal Revenue Service (the "IRS"), and there can be no assurance that the full amount of NOL's currently carried on the books of the Company will be available. In addition, use of the NOL's is subject to certain limitations, including those resulting from certain changes in the ownership of the Company. While the transfer restrictions applicable to the Class A Common Stock, and those which will be applicable to the Reading Entertainment Common Stock, are intended to minimize the risk of such ownership changes, ownership changes may have occurred despite or in violation of such restrictions. In addition, the Code and related case law limit the ability to use NOL's to offset certain "built-in" gains on contributed property, such as the gain Reading Entertainment would recognize on the disposition of the Stater Stock. Although the Company does not believe that such limitations on the use of its NOL's should apply, there can be no assurance that the IRS would not take a different position. Also, if the IRS were to determine that the principal purpose of the Stock Transactions is to make use of the NOL's and Reading Entertainment could not show otherwise, such use would not be available. In any such case, the financial position of Reading Entertainment could be materially adversely affected.

  In addition, Reading Entertainment's ability to make use of its NOL's to offset any gain that would be recognized by it in connection with any taxable disposition of the Stater Stock may be adversely affected to the extent that any person or persons increase their ownership of Craig Common Stock to a level representing an interest of more than 5% of the Reading Entertainment Common Stock. Neither the Company nor Craig has any power to prevent such an event.

  See "Tax and Accounting Treatment."

  Stater Stock. There is no existing market for the Stater Stock. Although Reading Entertainment will have certain demand and "piggyback" registration rights with respect to the Stater Stock, there can be no assurance that any market for the Stater Stock will develop or as to the liquidity of any market that may develop. If Craig should no longer beneficially own the Stater Stock, the holders of the Stater Stock will not be entitled to certain rights which CMI holds, including the right to elect a director of Stater, the right to participate in the vote on the election of other directors of Stater and the right to elect a majority of the directors of Stater after certain defaults in payment of dividends (although such holders of the Stater Stock would retain the right to elect two directors after such a dividend payment default). The Company believes that, so long as Craig owns a majority of the voting power of Reading Entertainment's capital stock, Craig will continue to beneficially own the Stater Stock and Reading Entertainment, as the owner of the Stater Stock, will retain full voting rights. In addition, Stater has the option to repurchase the Stater Stock for its liquidation preference plus accrued dividends at any time until March 8, 2008. An agreement among Stater, Craig, and CMI provides that, if the holder of the Stater Stock shall determine to sell the Stater Stock in a public offering, the parties will work together to establish a mechanism to assure Stater the benefits of such option. Accordingly, there can be no assurance as to the ability of Reading Entertainment to sell or receive any value for the Stater Stock or the price at which Reading Entertainment would be able to sell the Stater Stock. See "Certain Information Concerning Stater and the Stater Stock."

  Citadel Puts. Under the Exchange Agreement, Citadel will have the option, exercisable at any time until 30 days after Reading Entertainment files its Annual Report on Form 10-K for the year ending December 31, 1999, to exchange all or substantially all of its assets (subject to certain limitations) for shares of Reading Entertainment Common Stock, valued (subject to certain exceptions) at fixed prices. Such right could impair Reading Entertainment's ability to raise capital through other means. In addition, under the terms of the Series A Preferred Stock, the holders of the Series A Preferred Stock (initially, CAC) will have the option to require Reading Entertainment to repurchase the shares of Series A Preferred Stock at their Stated Value plus accrued and unpaid dividends, at any time after five years after Closing or earlier (but not prior to 18 months after Closing) if Reading Entertainment shall fail to pay dividends on the Series A Preferred Stock for four quarters. In addition, if a Change in Control occurs, Citadel will have the right to require redemption of the shares of Series A Preferred Stock held by it or any of its affiliates (including CAC) at such price plus a premium. See "The Exchange Agreement--Asset Put Option" and "The Convertible Preferred Stock-- Redemption."

CERTAIN SHAREHOLDER LITIGATION

  On September 18, 1996, an individual shareholder of Reading commenced a purported class action on behalf of the Company's minority shareholders owning Class A Common Stock (the "Shareholder Action"), entitled Walter Alphin v. Reading Company, et. al., in the Philadelphia County Court of Common Pleas. The complaint in the Shareholder Action (the "Complaint") named the Company, Craig, former directors of the Company Gerard P. Laheney and Ralph B. Perry III, and all of the current directors of the Company (other than Gregory R. Brundage) as defendants. The Complaint alleges, among other things, that (i) none of the directors of the Company are independent and each was appointed by James J. Cotter, Craig or those controlled by them; (ii) the resignations of Messrs. Laheney and Perry from the Board of Directors of the Company, and of Edward L. Kane from the Board of Directors of Craig, were a sham designed to give the "appearance" that each is disinterested, and that, in reality, none of the defendants can exercise independent business judgment or protect the interests of the Company's minority shareholders; (iii) the Stock Transactions are "in violation of defendants' fiduciary duties owed" to the holders of the Class A Common Stock and "in violation of Pennsylvania law," in that the Stock Transactions lack a valid business purpose and are "designed and intended solely to minimize the interests of" the holders of the Class A Common Stock and "dilute their continued equity participation" in the Company, to the advantage of Craig, Citadel, and their controlling shareholders; (iv) the Board of Directors of the Company is unable to consider the Stock Transactions in a way that reflects the "intrinsic value" of the Class A Common Stock; (v) the defendants other than the Company have breached their fiduciary and other duties to the purported class in that they have not exercised independent business judgment, have acted to the detriment of the holders of the Class A Common Stock in order to benefit defendants, and have participated in a plan to dilute the interests of such shareholders for no proper business purpose, particularly in that the investment in the Stater Stock is inconsistent with the Company's identified business; (vi) the Company's Board of Directors had "gone through the motions" of appointing the Independent Committee of "purportedly independent directors"; (vii) the defendants have failed to disclose the "full extent of the future earnings potential" of the

Company as well as the value of its assets and the assets to be transferred to it; and (viii) Craig will benefit unjustly by having its credit rating upgraded and its balance sheet bolstered. The Complaint seeks preliminary and permanent injunctive relief to prevent the consummation of the Stock Transactions or any similar transaction, rescission of the Stock Transactions if they are consummated, divestiture by the defendants of assets and shares of the Company they may obtain as a result of the Stock Transactions, and unspecified damages and other relief.

  Reading believes that the allegations of the Complaint are without merit and intends to vigorously defend itself against the Shareholder Action.

  The Shareholder Action is currently in discovery.

THE EXCHANGE AGREEMENT

  General. The following summary of the material terms of the Exchange Agreement is qualified in its entirety by reference to the full text of the Exchange Agreement, a copy of which (including the Put Agreement (as defined below) and the terms of the New Citadel Preferred Stock) is attached hereto as Exhibit F.

  Shares to be Issued; Consideration. Pursuant to the Exchange Agreement, at the Closing, Reading Entertainment will issue 70,000 shares of Series A Preferred Stock to CAC and grant to Citadel the Asset Put Option (as defined below) for $7 million in cash. Reading Entertainment will also issue 125,098 shares of Series B Preferred Stock and 563,210 shares of Reading Entertainment Common Stock to Craig in exchange for the 50% Cinemas Interest in Reading International and the 1,329,114 shares of Citadel Preferred Stock and 424,902 shares of Series B Preferred Stock and 1,912,980 shares of Reading Entertainment Common Stock to CMI in exchange for the 693,650 shares of Stater Stock. Reading Entertainment will pay to Craig and CMI in cash the amount of any accrued and unpaid dividends as of the Closing on the Citadel Preferred Stock or Stater Stock, respectively.

  Representations and Warranties. In general, Reading Entertainment and the Company represent and warrant to Craig, CMI, Citadel, and CAC (i) that the Company and Reading Entertainment are duly organized and in good standing;
(ii) that the Company and Reading Entertainment have authorized, executed and delivered the Exchange Agreement, subject to approval by the shareholders of the Company, and that the Exchange Agreement is their binding and enforceable obligation, subject to customary exceptions; (iii) that the Exchange Agreement does not conflict with the organizational documents of the Company or Reading Entertainment, any material obligations to which either is bound, or laws;
(iv) as to the capitalization of the Company and of Reading Entertainment; (v) that the shares of Reading Entertainment Common Stock and Convertible Preferred Stock to be issued under the Exchange Agreement or on conversion of the Convertible Preferred Stock have been duly authorized and will be validly issued, fully paid and non-assessable, and certain related matters, (vi) that certain reports filed by the Company under the Exchange Act and other information furnished by the Company do not contain an untrue statement of a material fact or an omission of a material fact necessary to make the statements made, in light of the circumstances under which they were made, not misleading; (vii) as to the absence of material adverse changes in the assets, business, financial condition, liabilities, or operations of the Company or Reading Entertainment; (viii) as to consents which the Company and Reading Entertainment are required to obtain from governmental authorities in connection with the Stock Transactions; (ix) as to the absence of certain litigation; (x) that the Company and Reading Entertainment are in substantial compliance with laws; (xi) as to the absence of any broker representing the Company or Reading Entertainment other than Berwind; and (xii) that Reading Entertainment will acquire the Stater Stock and Citadel Preferred Stock for investment, with no view towards the sale or distribution of such shares.

  Each of Craig, CMI, Citadel, and CAC generally makes representations comparable to those in clauses (i), (ii), (iii), (viii) and (xi) above. Craig and CMI also represent that the Craig Assets are held by them free and clear of any liens or encumbrances, with certain exceptions; that Reading Entertainment will obtain title to the Craig Assets, free and clear of any liens or encumbrances, with the same exceptions; that, to their knowledge, there has been no material adverse change in the financial position of Stater from that reflected in Stater's financial statements for its fiscal year ended September 24, 1995; and that Craig has no present intention to liquidate or sell CMI or to cause CMI to sell any of the Reading Entertainment Common Stock or Series B Preferred Stock to be issued to CMI under the Exchange Agreement. In addition, each of Craig, CMI, Citadel, and CAC represents and warrants that (i) it is acquiring the shares of Reading Entertainment Common Stock and Convertible Preferred Stock to be acquired by it, and the shares of Reading Entertainment Common Stock underlying the Convertible Preferred Stock, for investment, with no view towards the sale or distribution of such shares, and (ii) information furnished by it for inclusion in this Proxy Statement or otherwise in connection with the Stock Transactions does not contain an untrue statement of a material fact or an omission of a material fact necessary to make the statements made, in light of the circumstances under which they were made, not misleading.

  Certain Covenants. The parties to the Exchange Agreement have generally agreed to use their commercially reasonable efforts to comply with regulatory and other requirements, including in the case of the Company to hold the Annual Meeting and consummate the Reorganization. Craig and CMI have also agreed not to transfer or encumber any of the Craig Assets. Craig has also agreed to vote all shares of Class A Common Stock held by it in favor of the Reorganization and the Stock Transactions. The parties have also agreed to provide each other access to certain information.

  Conditions to Closing. The parties' obligations under the Exchange Agreement are subject to a number of conditions. All parties' obligations are subject to the approval of the Reorganization and the Stock Transactions by the Company's shareholders and the consummation of the Reorganization; the receipt of necessary consents and making of governmental filings; the approval of the listing of the Reading Entertainment Common Stock on Nasdaq/NMS and the Philadelphia Exchange; the absence of injunctions or certain government proceedings; the condition that the opinion of Berwind regarding the Stock Transactions, described above, not have been withdrawn or modified; and the absence of dissenters' rights. The parties' obligations with respect to the exchange with Craig, CMI, or CAC are also subject to the condition that the exchanges with the other such parties have occurred.

  In addition, the Company's and Reading Entertainment's obligations are subject to the conditions that, as of the Closing, there shall have been no material adverse change in the assets, business, financial condition, or results of operations of Stater or Citadel, and that the Reorganization and the Stock Transactions will not result in a "change of control" under the Code which would have a material adverse affect on the NOL's of the Company. The Company's and Reading Entertainment's obligations are also subject to customary closing conditions including (i) the accuracy in all material respects at Closing of the representations made by Craig, CMI, Citadel, and CAC, (ii) the compliance by Craig, CMI, Citadel, and CAC with their covenants in the Exchange Agreement, and (iii) receipt of customary closing documents, including instruments transferring certain rights relating to the Craig Assets, and legal opinions.

  Also, the obligations of Craig, CMI, Citadel, and CAC (collectively, the "Transferors") under the Exchange Agreement are subject to the conditions that, as of the Closing, there shall have been no material adverse change in the assets, business, financial condition, or results of operations of the Company, that the Company's shareholders' equity, as reflected in the Quarterly Report on Form 10-Q last filed by it prior to the Closing, not be less than $66,218,000, and that the opinions of their respective financial advisors not have been withdrawn or modified. The Transferor's obligations are also subject to customary closing conditions including (i) the accuracy in all material respects at Closing of the representations made by the Company and Reading Entertainment, (ii) the compliance by the Company and Reading Entertainment with their covenants in the Exchange Agreement, and (iii) the receipt of customary closing documents, including instruments transferring or terminating certain obligations relating to the Craig Assets, and legal opinions.

  The Company is not aware of any governmental consents required for consummation of the Stock Transactions.

  Citadel Preferred Stock. Under the terms of the Citadel Preferred Stock, Citadel has the right, at any time after November 10, 1997, to redeem the Citadel Preferred Stock, in whole or in part, for a redemption price equal to the stated value of the Citadel Preferred Stock ($3.95 per share), plus accrued and unpaid dividends, plus a premium equal to an accrual from November 10, 1994 on the stated value at a percentage per annum (the "Accrual Percentage") of 9% until November 10, 1998, decreasing 1% each year thereafter until the Accrual Percentage reaches zero. In addition, if, at the date a holder of shares of Citadel Preferred Stock elects to convert such shares into Citadel Common Stock, the market price of the Citadel Common Stock is less than $3.00 per share, Citadel has the right to redeem such shares of Citadel Preferred Stock, at the same redemption price. Finally, if a change in control (as defined) of Citadel occurs, each holder of Citadel Preferred Stock has the right to require redemption of the shares of Citadel Preferred Stock held by him, also at the same redemption price.

  Pursuant to the Exchange Agreement, Reading Entertainment has agreed that, immediately following its receipt of the shares of Citadel Preferred Stock from Craig, it will deliver such shares to Citadel for an equal number of shares of New Citadel Preferred Stock. The terms of the New Citadel Preferred Stock are substantially identical to the terms of the Citadel Preferred Stock except that (i) the Accrual Percentage will be 3% from and after the Closing and (ii) except on a change in control of Citadel, the holders of the New Citadel Preferred Stock will not have the right to convert the New Citadel Preferred Stock into Citadel Common Stock during the one-year period commencing on the 15th day following the filing of Citadel's Annual Report on Form 10-K for the year ending December 31, 1996. The term "Citadel Preferred Stock" as used in this Proxy Statement with respect to a time after the Closing shall mean the New Citadel Preferred Stock.

  Asset Put Option. Under an Asset Put and Registration Rights Agreement to be entered into at the Closing (the "Put Agreement"), Citadel will have the right (the "Asset Put Option"), exercisable at any time after the Closing and until 30 days after Reading Entertainment files its Annual Report on Form 10-K for the year ending December 31, 1999, to require Reading Entertainment to acquire substantially all of Citadel's assets, and assume related liabilities (such as mortgages), for shares of Reading Entertainment Common Stock. Reading Entertainment will not be obligated to acquire (i) the shares of Convertible Preferred Stock or Reading Entertainment Common Stock held by CAC (or the capital stock of CAC), (ii) such amount of cash or marketable securities as the Citadel Committee determines to retain to provide necessary liquidity to Citadel, (iii) such other assets as the Board of Directors of Reading Entertainment reasonably determines are subject to liabilities reasonably likely to be in excess of such assets' fair market values, (iv) assets acquired by Citadel subsequent to Closing to the extent such after acquired assets have a value in excess of $5,000,000 or (v) any assets exceeding $30,000,000 in aggregate value. In exchange for Citadel's assets on exercise of the Asset Put Option, Reading Entertainment will deliver to Citadel a number of shares of Reading Entertainment Common Stock determined by dividing the value of the Citadel assets, as determined by appraisal, by a stated value of the Reading Entertainment Common Stock. Such value of the Reading Entertainment Common Stock shall be (i) for the first $20,000,000 of assets existing at the Closing and cash proceeds related thereto, $11.75 per share if Citadel exercises the Asset Put Option on or before October 31, 1997, and $12.25 thereafter, and (ii) for any additional existing assets, and for any assets acquired after the Closing, the average, over the 20-trading day period prior to Citadel giving notice of such exercise, of the closing prices of the Reading Entertainment Common Stock. Also, if the closing price of the Reading Entertainment Common Stock exceeds 130% of the price then in effect pursuant to the foregoing clause (i) for 60 consecutive days, Reading Entertainment may give notice of such event to Citadel and, if Citadel does not exercise the Asset Put Option within 120 days thereafter, the value of the Reading Entertainment Common Stock for all purposes of the Asset Put Option shall be the value determined pursuant to clause (ii).

  Registration Rights. Under the Put Agreement, Citadel and CAC will have certain demand and piggyback registration rights with respect to the shares of Reading Entertainment Common Stock issuable upon conversion of the Series A Preferred Stock or on exercise of the Asset Put Option. Citadel and CAC shall be entitled to two demand registrations of such shares of Reading Entertainment Common Stock and to piggyback registration rights, in each case at the expense of Reading Entertainment.

  1996 Option. The Exchange Agreement provides that, effective on the Closing, the 1996 Option, including the portion of it relating to the Citadel Warrant, will be terminated.

  Expenses. The Exchange Agreement provides that the Company will reimburse Citadel and CAC for their reasonable expenses in connection with the Stock Transactions, up to $280,000. Except for the foregoing, each party is responsible for its own expenses.

  Termination and Amendment. The Exchange Agreement provides that it may be terminated (i) by mutual consent of the Boards of Directors of the Company, Reading Entertainment, Craig, CMI, Citadel, and CAC, or (ii) by the Board of Directors of the Company, Craig, CMI, or Citadel if, by December 31, 1996, the Reorganization and the Stock Transactions shall not have been consummated, except as a result of the willful acts or omissions of such party (or, in the case of Reading, Craig, or Citadel, its wholly-owned subsidiary, or in the case of CMI, its parent).

  The parties to the Exchange Agreement may amend the Exchange Agreement before or after its approval by shareholders of the Company. The parties to the Exchange Agreement may (i) extend the time for the performance of any of the obligations or other acts of the other parties, (ii) waive any inaccuracies in the representations and warranties contained in the Exchange Agreement or in any document delivered pursuant thereto, and (iii) waive compliance with any of the agreements or conditions contained in the Exchange Agreement. Accordingly, the parties could elect not to terminate the Exchange Agreement even if the requirements or conditions specified above were not met or complied with at or prior to the Closing.

  CAC. CAC has been formed by Citadel to effect the Stock Transactions. Since, upon completion of the Stock Transactions, Reading Entertainment will own approximately 39.5% of the voting power of Citadel's capital stock, CAC might be unable to vote all or a portion of the Convertible Preferred Stock owned by it (or of the Reading Entertainment Common Stock acquired by it on conversion of such Convertible Preferred Stock) if it were found that Reading Entertainment dominated or controlled CAC. Under its certificate of incorporation (the "CAC Charter"), CAC may not engage in any activity other than to acquire, own, hold, vote, dispose of, and otherwise deal in and with shares of capital stock of the Company or Reading Entertainment. The CAC Charter further provides that CAC may not vote any Reading Entertainment capital stock except on the specific direction of a majority of independent continuing directors (defined generally as directors who (i) are the initial directors of CAC or are designated as independent continuing directors, prior to or simultaneously with election as directors, by the independent continuing directors then in office (or, if there are no independent continuing directors, are elected by the stockholders of CAC) and (ii) are not officers or directors of Reading Entertainment or any subsidiary of Reading Entertainment or an officer of Citadel (or a member of the immediate family of any such officer or director)). The CAC Charter also restricts certain dispositions of Reading Entertainment capital stock by CAC and certain mergers and consolidations. The voting and other restrictive provisions of the CAC Charter will not be applicable after the earliest of (a) December 31, 1998,
(b) the date on which CAC becomes a subsidiary of any person other than Citadel, (c) the date on which Citadel becomes a subsidiary of any person (including Reading Entertainment), and (d) the date on which the independent continuing directors receive an opinion of counsel confirming the voting by CAC of Reading Entertainment capital stock in the absence of such provisions; provided, that in no case will such provisions expire earlier than December 31, 1996. In the Exchange Agreement, Citadel has agreed not to cause a "short-form" merger of CAC into Citadel or any other subsidiary of Citadel, or otherwise take any action which, if taken by CAC, would violate the foregoing provisions. The foregoing provisions are intended to ensure that, under applicable law, CAC will not be considered to be dominated or controlled by Reading Entertainment with respect to the voting of Reading Entertainment capital stock, and thus will retain the right to vote the Convertible Preferred Stock received by it in the Stock Transactions.

THE CONVERTIBLE PREFERRED STOCK

  General. The following summary of the material terms of the Convertible Preferred Stock is qualified in its entirety by reference to the full text of the terms of the Convertible Preferred Stock, as set forth in Reading Entertainment's Certificate of Designation relating to the Convertible Preferred Stock, a copy of which is attached hereto as Exhibit G.

  Liquidation Preference. In the event of a liquidation of Reading Entertainment, the holders of the Convertible Preferred Stock will be entitled to receive, before any payment is made to the holders of the Reading Entertainment Common Stock or other junior stock, the Stated Value of $100 per share, plus accrued dividends. The Series B Preferred Stock ranks junior to the Series A Preferred Stock in rights to distributions on liquidation. The aggregate Stated Value of the shares of Convertible Preferred Stock to be issued to CAC is $7,000,000 and to Craig and CMI is $55,000,000.

  Dividends. Holders of the Convertible Preferred Stock will be entitled to receive quarterly cumulative dividends at the annual rate of $6.50 per share of Series A Preferred Stock and $6.50 per share of Series B Preferred Stock, in each case before any dividends (other than dividends payable in Reading Entertainment Common Stock) are paid to the holders of the Reading Entertainment Common Stock or other junior stock. The Series B Preferred Stock ranks junior to the Series A Preferred Stock in rights to receive dividends. Dividends on the Convertible Preferred Stock will be payable in cash on each March 31, June 30, September 30 and December 31 (each, a "Dividend Payment Date").

  Voting. Holders of each series of the Convertible Preferred Stock will be entitled to cast 9.64 votes per share, voting together with the holders of the Reading Entertainment Common Stock and the other series of Convertible Preferred Stock, on any matter presented to shareholders of Reading Entertainment. Such number of votes per share equals the Stated Value per share divided by the closing sale price of the Class A Common Stock on the Nasdaq/NMS on the business day prior to the execution of the letter of intent relating to the Exchange Agreement. In addition, if Reading Entertainment fails to pay dividends on either series of the Convertible Preferred Stock for six quarterly periods, the holders of such series of the Convertible Preferred Stock will be entitled to elect one director. Also, Reading Entertainment will not, without the consent of the holders of a majority of the outstanding shares of a series of Convertible Preferred Stock, (i) create or issue any shares of a class ranking, either as to payment of dividends or distributions of assets, on a parity with or senior to such series of the Convertible Preferred Stock, (ii) change the preferences, rights, designations or powers of such series of the Convertible Preferred Stock as a class or the provisions of Article FOURTH of the Reading Entertainment Certificate (which contains the transfer restrictions; see "Reorganization Proposal--Description of Reading Entertainment Capital Stock and Certain Changes in the Rights of Shareholders"), so as to affect such holders adversely, or (iii) increase the total number of authorized shares of Convertible Preferred Stock.

  Conversion. Each share of Series A Preferred Stock is convertible into shares of Reading Entertainment Common Stock at a conversion price of $11.50, and each share of Series B Preferred Stock is convertible into shares of Reading Entertainment Common Stock at a conversion price of $12.25, each subject to adjustment on certain events, at any time after 18 months after the Closing. The shares of Series A Preferred Stock may also be converted at any time within 90 days of a Change in Control (or, if later, within 30 days after consummation of a transaction the announcement of which constituted a Change in Control). A "Change in Control" is defined as occurrence of either of the following events: (a) any person, entity or "group" (as defined in Section 13(d)(3) of the Exchange Act and the rules thereunder) other than Craig and its successors and affiliates, shall publicly announce or disclose having entered into a transaction as a result of which such person, entity or group would acquire beneficial ownership of 50% or more of the outstanding Reading Entertainment Common Stock or securities entitling such person to cast 50% or more of the votes entitled to be cast at any regular election of directors of Reading Entertainment or (b) certain changes in the directors of Reading Entertainment. On optional conversion, no adjustment for interest or dividends will be made.

  Reading Entertainment will have the right to require conversion of the Series A Preferred Stock if the average market price of the Reading Entertainment Common Stock over a 180-calendar day period ending within 15 days of the date of notice of such redemption exceeds 135% of the conversion price for the Series A Preferred Stock. Reading Entertainment may not require conversion of the Series B Preferred Stock.

  Redemption. Reading Entertainment may, at its option, at any time after the fifth anniversary of the Closing, redeem the Series A Preferred Stock, in whole or in part, at a redemption price equal to a percentage of the Stated Value (initially, 108%, declining by 2% on the sixth and each subsequent anniversary of the Closing until such percentage equals 100%) plus accrued and unpaid dividends. In addition, until the fifth anniversary of the Closing, Reading Entertainment may, at its option, by notice given within 120 days after a Change in Control (or, if later, within 60 days after consummation of a transaction the announcement of which constituted a Change in Control), redeem the Series A Preferred Stock, in whole or in part, at a redemption price equal to the Stated Value, plus accrued and unpaid dividends, plus a premium equal to an accrual on the Stated Value at a percentage per annum equal to 8% until the fourth anniversary of the Closing and 7% thereafter; provided, that Reading Entertainment may not, pursuant to this sentence, redeem any shares of Series A Preferred Stock held by Citadel or any of its affiliates unless Craig assumes Reading Entertainment's obligations with respect to the Asset Put Option and related registration rights. Reading Entertainment may, at its option, at any time after the fifth anniversary of the Closing, redeem the Series B Preferred Stock, in whole or in part, at a redemption price equal to a percentage of the Stated Value (initially, 108%, declining by 2% on the sixth and each subsequent anniversary of the Closing until such percentage equals 100%) plus accrued and unpaid dividends.

  The holders of a majority of the outstanding shares of Series A Preferred Stock will have the right, at any time during the 90-day period beginning five years after the Closing (provided Citadel has not exercised the Asset Put Option), to require Reading Entertainment to repurchase all of the shares of Series A Preferred Stock held by such holders, and by such other holders as choose to have their shares redeemed, for their aggregate Stated Value plus accrued and unpaid dividends. In addition, if Reading Entertainment shall fail to pay dividends on the Series A Preferred Stock for four quarters, whether or not consecutive, the holders of a majority of the outstanding shares of Series A Preferred Stock will have the right to require Reading Entertainment to repurchase all of the shares held by such holders, and by such other holders as choose to have their shares redeemed, at the same redemption price, provided that such right may not be exercised prior to 18 months after the Closing. Finally, following a Change in Control (but not after the fifth anniversary of the Closing), Citadel will have the right to require Reading Entertainment to repurchase all but not less than all of the shares of Series A Preferred Stock owned by Citadel and affiliates for the same redemption price set forth above for a redemption at the option of Reading Entertainment following such a Change in Control.

  The holders of the Series B Preferred Stock have no rights to require redemption of the Series B Preferred Stock.


DISSENTERS' RIGHTS

  The holders of the Common Stock and Class A Common Stock will have no dissenters' rights in connection with the approval of the Stock Transactions.

TAX AND ACCOUNTING TREATMENT

  Neither the Company nor Reading Entertainment, nor any of their shareholders, will recognize any gain or loss as a result of the issuance of the Reading Entertainment Common Stock or the Convertible Preferred Stock in the Stock Transactions, and Reading Entertainment will not recognize any gain or loss as a result of the exchange of the Citadel Preferred Stock for the New Citadel Preferred Stock. Reading Entertainment's tax basis in the Craig Assets will be equal to Craig's and CMI's tax basis in the Craig Assets immediately prior to the Closing.

  As described under "Use of Craig Assets and Citadel Proceeds," Reading Entertainment is considering various alternatives for utilizing the Stater Stock in the funding of its Beyond-the-Home Entertainment business, including the contribution of the Stater Stock to one or more of Reading Entertainment's Australian affiliates to collateralize Australian Dollar borrowings, a sale of the Stater Stock to a third party, or a possible redemption of the Stater Stock by Stater, each of which would be a taxable event for federal income tax purposes. Management believes that any gain recognized by Reading Entertainment on such a transaction would be offset by the Company's existing NOL's. See "Certain Considerations--Certain Tax Matters."

  For financial reporting purposes, the Stock Transactions will be treated as a reorganization of affiliated entities, with the assets and liabilities received from Craig and CMI recorded on the books of Reading Entertainment at their historical cost basis.

CERTAIN INFORMATION CONCERNING STATER AND THE STATER STOCK

  Stater. The following information is derived from the Stater Annual Report. For further information concerning Stater, reference is made to the Stater Annual Report and the other Accompanying Reports filed by Stater, which are included as exhibits to this Proxy Statement.

  Stater is a leading supermarket chain in Southern California, operating 110 supermarkets in the Inland Empire Region of Southern California. All of the outstanding common stock of Stater is owned by La Cadena Investments ("La Cadena"), a general partnership whose partners include three members of Stater's senior management. Stater's Chairman of the Board, President and Chief Executive Officer is the managing general partner of La Cadena.

  The Stater Stock. For a description of the Stater Stock, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources--The Option Agreement" and Note 12 to Stater's Consolidated Financial Statements in the Stater Annual Report. Such summary of the material terms of the Stater Stock and related agreements is qualified in its entirety by reference to the full text of the terms of the Restated Certificate of Incorporation of Stater and such agreements, copies of which have been filed as exhibits to the Registration Statement.

CERTAIN INFORMATION CONCERNING CITADEL AND THE CITADEL PREFERRED STOCK

  For a description of Citadel's business and other information concerning Citadel, see "Background of the Exchange Agreement" and the Citadel Annual Report and other Accompanying Reports filed by Citadel, which are included as exhibits to this Proxy Statement.

  For a description of the terms of the Citadel Preferred Stock, see "Item 5. Market for the Registrant's Common Equity and Related Stockholder Matters-- Dividends on 3% Voting Cumulative Convertible Preferred Stock" and Note 9 to Citadel's Consolidated Financial Statements in the Citadel Annual Report. Such summary of the material terms of the Citadel Preferred Stock is qualified in its entirety by reference to the full text of the terms of the Certificate of Designation of Citadel, a copy of which has been filed as an exhibit to the Registration Statement. See also "The Exchange Agreement--Citadel Preferred Stock" for a description of the differences between the Citadel Preferred Stock and the New Citadel Preferred Stock.

                                 MARKET PRICES

THE COMPANY

  The following table sets forth the high and low prices of the Class A Common Stock from January 1, 1994 through September 30, 1996, as reported on the Nasdaq/NMS. The Class A Common Stock has also been traded on the Philadelphia Exchange since September 9, 1996. The Company's Common Stock trades infrequently on the over-the-counter "pink sheet" market. Historical bid/asked data is insufficient to provide high and low price information on the Company's Common Stock during 1994, 1995, and 1996.

                                                                1996
                                                    ----------------------------
       QUARTER                                       1ST    2ND     3RD
       -------                                      ------ ------ -------
       High........................................ 11 1/4     11  11 1/8
       Low.........................................  8 7/8     10  10
                                                                1995
                                                    ----------------------------
       QUARTER                                       1ST    2ND     3RD    4TH
       -------                                      ------ ------ ------- ------
       High........................................ 11 1/2 11 1/8 10 3/16  9 1/2
       Low.........................................  9 5/8  9 7/8  9       8 1/2
                                                                1994
                                                    ----------------------------
       QUARTER                                       1ST    2ND     3RD    4TH
       -------                                      ------ ------ ------- ------
       High........................................ 11 3/4 10 1/2  11 1/8 11 1/2
       Low.........................................  9 7/8  9 1/2   9 3/4 11

  On August 12, 1996, the business day prior to the public announcement of the Stock Transactions, the high, low, and closing prices for the Class A Common Stock on the Nasdaq/NMS were each $10 3/8 per share. On September 30, 1996, the high, low and closing prices of the Class A Common Stock were $10 1/2, $10 3/8, and $10 1/2, respectively. On September 30, 1996, there were approximately 1,000 shareholders of record of the Class A Common Stock and approximately 350 shareholders of record of the Common Stock, which amounts do not include individual participants in security position listings.

CITADEL

  The following table sets forth the high and low prices of the Citadel Common Stock from January 1, 1994 through September 30, 1996, as reported by the American Stock Exchange.

                                                                1996
                                                    ----------------------------
      QUARTER                                        1ST    2ND     3RD
      -------                                       ------ ------ -------
      High......................................... 2 9/16 2 1/2  2 13/16
      Low.......................................... 2 1/4  2 1/4  2 1/4
                                                                1995
                                                    ----------------------------
      QUARTER                                        1ST    2ND     3RD    4TH
      -------                                       ------ ------ ------- ------
      High......................................... 3 1/8  2 7/16 2 3/8   2 1/2
      Low.......................................... 2 1/16 2      2       2
                                                                1994
                                                    ----------------------------
      QUARTER                                        1ST    2ND     3RD    4TH
      -------                                       ------ ------ ------- ------
      High......................................... 12 1/4 8      6 3/8   4 3/16
      Low..........................................  4 1/4 3 7/8  3 1/2   2 1/16

  On August 12, 1996, the business day prior to the public announcement of the Stock Transactions, the high, low, and closing prices for the Citadel Common Stock on the American Stock Exchange were each $2 1/2. On September 30, 1996, the high, low and closing prices of the Citadel Common Stock were $2 11/16, $2 5/8, and $2 5/8, respectively. On September 30, 1996, there were approximately 250 shareholders of record of the Citadel Common Stock, which amount does not include individual participants in security position listings.

  There is no public market for the Citadel Preferred Stock, all of which is owned by Craig.

STATER

  There is no public market for Stater's common stock or the Stater Stock. All of Stater's common stock is held by one holder of record, and all of the Stater Stock is held by CMI.

             UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

  The Unaudited Pro Forma Consolidated Balance Sheet as of June 30, 1996 gives effect to (i) the Angelika Acquisition, (ii) the Reorganization and (iii) the Stock Transactions as if all such transactions had been consummated on June 30, 1996.

  The Unaudited Pro Forma Consolidated Statements of Operations for the year ended December 31, 1995 and the six months ended June 30, 1996 give effect to
(i) the Angelika Acquisition, (ii) the Reorganization and (iii) the Stock Transactions as if all such transactions had been consummated on the first day of the respective periods.

  The Unaudited Pro Forma Consolidated Financial Statements are presented for information purposes only and are not necessarily indicative of the consolidated financial results the Company or Reading Entertainment would have achieved if such transactions had occurred on the respective dates indicated or which may be realized in the future.

  The Unaudited Pro Forma Consolidated Financial Statements should be read in conjunction with the audited and unaudited financial statements of the Company, Citadel and Stater contained in the accompanying reports and the Audited Financial Statements of Angelika Film Centers, Inc. ("AFCI") for the year ended December 31, 1995 and the unaudited financial statements of AFCI for the six months ended June 30, 1996 which have been attached as Exhibit N to this Proxy Statement.

THE ANGELIKA ACQUISITION

  On August 27, 1996, the Company and Sutton Hill acquired the Angelika for a purchase of approximately $12,429,000. The Company and Sutton Hill formed a Delaware limited liability company, Angelika Film Centers LLC ("AFC"), to hold their interest in the Angelika. AFC acquired the Angelika assets with a combination of available cash, a $2,000,000 promissory note the ("Payment Note") collateralized with a $2,000,000 cash escrow (the "Cash Escrow") issued to the sellers and a credit in full satisfaction of a judgement encumbering AFCI (in the amount of $1,285,000 plus accrued interest from November 1995 through closing at 9%) which judgement was acquired by the Company in November 1995 (the "Angelika Judgement").

  AFC is managed by City Cinemas pursuant to the terms of a management agreement (the "Management Agreement"). The Management Agreement provides for City Cinemas to manage the Angelika for a minimum annual fee of $125,000 plus an incentive fee equal to 50% of annual cash flow (as defined in the Management Agreement) over prespecified levels, provided however, that the maximum annual fee (minimum fee plus incentive fee) may not exceed 5% of the Angelika annual revenues.

  For accounting purposes, the Angelika Acquisition will be accounted for under the purchase method and the operating results of AFC consolidated with the results of the Company for periods subsequent to closing of the transaction.

THE REORGANIZATION AND STOCK TRANSACTIONS

  The Merger Agreement provides for the Company to merge with a wholly owned subsidiary of Reading Entertainment, Merger Co. In the Reorganization, each outstanding share of the Company's Common Stock, par value $.01 per share (other than shares of Common Stock as to which dissenters' rights are perfected), and Class A Common Stock, par value $.01 per share, will be converted into the right to receive one share of Reading Entertainment Common Stock, par value $.001 per share, and the outstanding shares of Merger Co. will be converted into shares of Common Stock of the Company. As a result, the Company will become a wholly-owned subsidiary of Reading Entertainment and the current shareholders of the Company will become shareholders of Reading Entertainment.

  The Stock Transactions include a contribution of assets to Reading Entertainment by Craig, CMI, a wholly-owned subsidiary of Craig, and CAC, a wholly-owned subsidiary of Citadel, in exchange for Convertible Preferred Stock and Reading Entertainment Common Stock and, in the case of Citadel, the Asset Put Option. Following consummation of the Reorganization, Reading Entertainment will issue (i) 70,000 shares of Reading Entertainment's Series A Voting Cumulative Convertible Preferred Stock, par value $.001 per share, and the Asset Put Option, to CAC for $7,000,000 cash and (ii) 550,000 shares of Reading Entertainment's Series B Voting Cumulative Convertible Preferred Stock, par value $.001 per share, and 2,476,190 shares of Reading Entertainment Common Stock to Craig and CMI in exchange for certain assets now held by Craig and CMI. The assets to be transferred by Craig, and CMI, the Craig Assets, are 693,650 shares of the Series B Preferred Stock of Stater Bros. Holdings Inc., stated value $100 per share, Craig's 50% membership interest in Reading International, and 1,329,114 shares of Citadel's 3% Cumulative Voting Convertible Preferred Stock, stated value $3.95 per share.

  The Series A Preferred Stock will (i) bear a cumulative dividend of 6.5%, payable quarterly, and (ii) be convertible, at any time after 18 months from issuance (or earlier upon a change in control of Reading Entertainment) into shares of Reading Entertainment Common Stock at a conversion price of $11.50 per share. The Series B Preferred Stock will (i) bear a cumulative dividend of 6.5%, payable quarterly, and (ii) be convertible, at any time after 18 months from issuance, into shares of Reading Entertainment Common Stock at a conversion price of $12.25 per share. The Reorganization and Stock Transactions will be treated as a reorganization of affiliated entities, with all assets and liabilities recorded on the books of Reading Entertainment at their historical basis.

                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

                                 JUNE 30, 1996

                                    ANGELIKA         PRO FORMA    REORGANIZATION
                          READING  ACQUISITION      AS ADJUSTED     AND STOCK      PRO FORMA
                          COMPANY  ADJUSTMENTS    FOR ACQUISITION  TRANSACTIONS   AS ADJUSTED
                          -------  -----------    --------------- --------------  -----------
                                                  (IN THOUSANDS)
ASSETS:
Cash, marketable
 securities and cash
 equivalents............  $32,431   $(8,476)(1)       $23,955        $ 7,000 (1)   $ 51,569
                                                                      21,114 (5)
                                                                        (500)(2)
Other current assets....    1,861         11 (2)        1,872            776 (5)      2,648
                          -------   --------          -------        -------       --------
 Total Current Assets...   34,292    (8,465)           25,827         28,390         54,217
                          -------   --------          -------        -------       --------
Other investments.......    2,277    (1,615)(3)           662            142 (4)        804
Investment in Reading
 International..........   13,174                      13,174         13,174 (3)          0
                                                                     (26,348)(5)
Investment in Stater....        0                           0         67,978 (3)     67,978
Investment in Citadel...    4,807                       4,807          5,250 (3)     10,057
Restricted cash.........      214      2,000 (4)        2,214                         2,214
Real estate held for
 sale...................    1,107                       1,107                         1,107
Property and equipment
 (net)..................    9,125      4,420 (2)       13,545          7,960 (5)     21,505
Intangible assets:
 Beneficial leases--
  net...................   15,081                      15,081                        15,081
 Goodwill...............        0      8,097 (2)        8,097                         8,097
                          -------   --------          -------        -------       --------
 Total Assets...........  $80,077   $  4,437          $84,514        $96,546       $181,060
                          =======   ========          =======        =======       ========
LIABILITIES:
Accounts and film rent
 payable................  $ 2,738   $    365 (2)      $ 3,103        $   318 (5)   $  3,421
Accrued compensation....      292                         292                           292
Accrued taxes and
 other..................      438                         438                           438
Other liabilities.......    1,063                       1,063                         1,063
Note payable............        0      1,500 (4)        1,500                         1,500
Note payable to
 affiliate..............    3,325                       3,325                         3,325
Property purchase
 commitment.............        0                           0          3,326 (5)      3,326
Deferred tax liability..        0                           0         22,042 (3)      1,260
                                                                     (20,782)(4)
                          -------   --------          -------        -------       --------
 Total Current
  Liabilities...........    7,856      1,865            9,721          4,904         14,625
                          -------   --------          -------        -------       --------
Note payable............        0        500 (4)          500                           500
Other liabilities.......    2,518                       2,518                         2,518
Minority interest.......        0      2,072 (5)        2,072                         2,072
Series A preferred
 stock, stated value
 $7,000 (redeemable)....        0                           0          5,600 (1)      5,600
Shareholders' equity
 Series B preferred
  stock, stated value
  $55,000...............        0                           0             55 (3)         55
 Common stock...........        1                           1             (1)(6)          0
 Class A common stock...       51                          51             25 (3)         77
                                                                           1 (6)
 Other capital..........   57,094                      57,094         64,280 (3)    119,651
                                                                      (2,623)(7)
                                                                       1,400 (1)
                                                                        (500)(2)
 Retained earnings......   15,237                      15,237         20,782 (4)     36,019
 Foreign currency
  translation...........      (57)                        (57)                          (57)
 Class A common stock
  held in treasury......   (2,623)                     (2,623)         2,623 (7)          0
                          -------   --------          -------        -------       --------
 Total Liabilities &
  Shareholders Equity...  $80,077   $  4,437          $84,514        $96,546       $181,060
                          =======   ========          =======        =======       ========

          See notes to Unaudited Pro Forma Consolidated Balance Sheet.

            NOTES TO UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

ANGELIKA ACQUISITION

  1. Records payment of purchase price of $12,429,131 inclusive of estimated expenses of $520,000 and assumed liabilities of $100,000, less minority interest contribution of $2,072,000, a $1,359,460 credit for the Angelika Judgement, cash acquired in the acquisition and unexpended transaction expenses.

  2. To reflect the estimated fair market value of the acquired assets and liabilities. The difference between the purchase price (including expenses) and the fair market value of the acquired assets and liabilities has been reflected as Goodwill of $8,097,000.

  3. To redeem the Angelika Judgement from "Investments" and reflect the credit received against the purchase price for cancellation of the Angelika Judgement.

  4. To record the $2,000,000 contribution to "Restricted Cash" for the portion of the purchase price which is placed in escrow and the issuance of the $2,000,000 Payment Note, $1,500,000 of which is payable in April 1997 and the balance of which is due upon resolution of certain contingencies.

  5. To record capital contribution of Sutton Hill as a minority interest.

REORGANIZATION AND STOCK TRANSACTIONS

  1. To record $7,000,000 in cash proceeds from CAC in exchange for 70,000 shares of Reading Entertainment Series A Preferred Stock and the granting of the Asset Put Option. The portion of the proceeds relating to the Asset Put Option has a fair value of $1,400,000 and is reflected as Other Capital.

  2. To record estimated expenses of $500,000 incurred in connection with the Reorganization and Stock Transactions.

  3. To record contribution by Craig and CMI of Craig Assets which include 693,650 shares of Stater Series B Preferred Stock, a 50% membership interest in Reading International and 1,329,114 shares of Citadel's 3% Cumulative Voting Convertible Preferred Stock in exchange for 550,000 shares of Reading Entertainment Series B Voting Cumulative Convertible Preferred Stock and 2,476,190 shares of Reading Entertainment Common Stock. Deferred taxes of $22 million have been provided for the difference between book and tax basis of the Stater Stock.

  4. To record the decrease in deferred taxes reflecting the tax benefits of Reading Entertainment's net operating loss carryforwards.

  5. To consolidate Reading International as a result of Reading Entertainment owning 100% of Reading International after contribution of the Craig Assets to Reading Entertainment.

  6. To record conversion of all shares of Reading Company's Common Stock into shares of Reading Entertainment Common Stock.

  7. To retire existing Reading Company Class A Common Stock treasury shares in Reorganization.

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

                         SIX MONTHS ENDED JUNE 30, 1996

                                                              PRO FORMA
                                                             AS ADJUSTED REORGANIZATION
                          READING    ANGELIKA   ACQUISITION      FOR       AND STOCK     PRO FORMA
                          COMPANY   FILM CENTER ADJUSTMENTS  ACQUISITION  TRANSACTIONS  AS ADJUSTED
                         ---------- ----------- -----------  ----------- -------------- -----------
                                      (IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA)
REVENUES:
Theater:
  Admissions............ $    5,557   $2,816                 $    8,373                 $    8,373
  Concessions...........      2,064      532                      2,596                      2,596
  Advertising and
   other................        388       14                        402                        402
  Real estate...........        144                                 144                        144
  Interest and
   dividends............      1,076                $(260)(1)        816      $3,642 (1)      4,835
                                                                                 79 (2)
                                                                                298 (3)
  Equity in earnings of
   affiliate............      1,433                               1,433                      1,433
  Other.................         24                                  24                         24
                         ----------   ------       -----     ----------      ------     ----------
                             10,686    3,362        (260)        13,788       4,019         17,807
                         ----------   ------       -----     ----------      ------     ----------
EXPENSES:
Theater costs...........      6,112    1,839          63 (2)      8,014                      8,014
Theater concession
 costs..................        347      449                        796                        796
Depreciation and
 amortization...........        772       87         202 (3)      1,061                      1,061
General and
 administrative.........      2,087      674        (269)(4)      2,492         912 (3)      3,404
Equity loss from
 investment in Reading
 International..........        307                                 307        (307)(3)          0
Interest expense........          0       42         (33)(5)          9                          9
                         ----------   ------       -----     ----------      ------     ----------
  Net income before
   taxes and minority
   interest.............      1,061      271        (223)         1,109       3,414          4,523
                         ----------   ------       -----     ----------      ------     ----------
Income taxes............         22       22          67 (6)        111          22 (5)        133
Minority interest.......          0                   48 (7)         48                         48
                         ----------   ------       -----     ----------      ------     ----------
  Net income............      1,039      249        (338)           950       3,392          4,342
                         ----------   ------       -----     ----------      ------     ----------
Less: preferred
 dividends..............          0                                   0       2,143 (4)      2,143
                         ----------   ------       -----     ----------      ------     ----------
  Earnings available to
   common shareholders.. $    1,039   $  249       $(338)    $      950      $1,249     $    2,199
                         ==========   ======       =====     ==========      ======     ==========
Earnings per common
 share.................. $     0.21                          $     0.19                 $     0.30
Average common shares
 outstanding............  4,973,241                           4,973,241                  7,449,431

Note: The Pro Forma Consolidated Statement of Operations excludes a non-recurring reversal of a deferred tax asset valuation allowance of $20,782,000 or $2.79 per pro forma common share resulting from the reduction of the deferred tax liabilities associated with the Stater Stock.

     See notes to Unaudited Pro Forma Consolidated Statements of Operations

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

                          YEAR ENDED DECEMBER 31, 1995

                                                             PRO FORMA
                                     ANGELIKA  ANGELIKA     AS ADJUSTED REORGANIZATION PRO FORMA
                           READING     FILM   ACQUISITION       FOR       AND STOCK        AS
                           COMPANY    CENTER  ADJUSTMENTS   ACQUISITION  TRANSACTIONS   ADJUSTED
                          ---------- -------- -----------   ----------- -------------- ----------
                                     (IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA)
REVENUES:
Theater
  Admissions............  $   10,356  $6,207                $   16,563                 $   16,563
  Concessions...........       3,883   1,164                     5,047                      5,047
  Advertising and
   other................         686      72                       758                        758
Real estate.............         272       0                       272                        272
Interest and dividends..       2,435       0    $  (551)(1)      1,884      $7,283 (1)      9,324
                                                                               157 (2)
Condemnation and other..       2,341       0                     2,341                      2,341
                          ----------  ------    -------     ----------      ------     ----------
                              19,973   7,443       (551)        26,865       7,440         34,305
                          ----------  ------    -------     ----------      ------     ----------
EXPENSES:
Theater costs...........      10,784   4,293        125 (2)     15,202                     15,202
Theater concession
 costs..................         640     978                     1,618                      1,618
Depreciation and
 amortization...........       1,369     245        404 (3)      2,018                      2,018
General and
 administrative.........       4,200   1,353        (64)(4)      5,489         780 (3)      6,269
Equity loss from
 investment in Reading
 International..........         390       0                       390        (390)(3)          0
Interest expense........           0      84        (66)(5)         18                         18
                          ----------  ------    -------     ----------      ------     ----------
  Net income before
   taxes and minority
   interest.............       2,590     490       (950)         2,130       7,050          9,180
                          ----------  ------    -------     ----------      ------     ----------
Income taxes............         239      55         53 (6)        347          44 (5)        391
Minority interest.......                              9 (7)          9                          9
                          ----------  ------    -------     ----------      ------     ----------
  Net income............       2,351     435     (1,012)         1,774       7,006          8,780
                          ----------  ------    -------     ----------      ------     ----------
Less: preferred
 dividends..............           0       0                         0       4,286 (4)      4,286
                          ----------  ------    -------     ----------      ------     ----------
  Earnings available to
   common shareholders..  $    2,351  $  435    ($1,012)    $    1,774      $2,720     $    4,494
                          ==========  ======    =======     ==========      ======     ==========
Earnings per common
 share..................  $     0.47                        $     0.36                 $     0.60
Average common shares
 outstanding............   4,973,369                         4,973,369                  7,449,559

Note: The Pro Forma Consolidated Statement of Operations excludes a non-recurring reversal of a deferred tax asset valuation allowance of $20,782,000 or $2.79 per pro forma common share resulting from the reduction of the deferred tax liabilities associated with the Stater Stock.

     See notes to Unaudited Pro Forma Consolidated Statements of Operations

      NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

ANGELIKA ACQUISITION ADJUSTMENTS

  1. To eliminate interest income on cash portion of purchase price.

  2. To record management fee to City Cinemas.

  3. To record amortization of $8,089,000 of Goodwill over 20 year life.

  4. To reduce salary expense for services to be provided by City Cinemas under management agreement. Certain historical expenses of AFCI, including but not limited to, $404,000 and $235,000 of litigation expenses included in the respective year and six month periods are non-recurring. Management believes that the Management Agreement will permit the Angelika to significantly reduce "General and administrative" expenses from historical levels to an amount significantly less than the level included in the Pro Forma Consolidated Statements of Operations.

  5. To eliminate AFCI interest expense. No interest bearing liabilities are to be assumed by the Company in the Acquisition.

  6. To reflect federal, state and local taxes payable on pro forma income.

  7. To reflect Sutton Hill's share (minority interest) of net income.

REORGANIZATION AND STOCK TRANSACTIONS

  1. To record dividend income at the rate of 10.5% per annum on 693,650 shares of Stater Preferred Stock.

  2. To record dividend income on 1,329,114 shares of Citadel Preferred Stock.

  3. To consolidate Reading International. Reading Entertainment will own 100% of Reading International after contribution of the Craig Assets to Reading Entertainment.

  4. To record 6.5% cumulative dividend payable on Reading Entertainment Convertible Preferred Stock and amortization of discount on the Series A Preferred Stock.

  5. To provide for income taxes at the 34% marginal tax rate excluding preferred dividends of $5,224,000 and $2,613,000 for the twelve and six month periods, respectively, as a result of the dividend received exclusion.

                             INDEPENDENT AUDITORS

  The consolidated financial statements of the Company at December 31, 1995 and 1994, and for each of the three years in the period ended December 31, 1995, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included elsewhere herein. Such financial statements are included herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing. Ernst & Young LLP has served as the Company's independent auditors since the Company's fiscal year ended December 31, 1981. Representatives of Ernst & Young LLP are expected to be present at the Annual Meeting, will have the opportunity to make a statement if they desire to do so and are expected to be available to respond to appropriate questions.

  In addition to performing customary audit services, Ernst & Young LLP assisted the Company with the preparation of its federal tax return. Ernst & Young LLP charged the Company for such services at its customary billing rates. Material non-audit services are approved by the Audit and Finance Committee of the Board of Directors after review of the nature of and amount of expense and the potential effect on the independence of the accountants.

  The consolidated financial statements of Stater at September 24, 1995 and September 25, 1994, and for each of the three years in the period ended September 24, 1995, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included elsewhere herein. Such financial statements are included herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

  Citadel's financial statements at December 31, 1995 and 1994, and for each of the three years in the period ended December 31, 1995, have been audited by Deloitte & Touche LLP, independent auditors, as set forth in its report thereon included elsewhere herein. Such financial statements are included herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

  The financial statements of the Angelika at December 31, 1995, and for the year then ended were examined by Miller and Company, independent auditors, as set forth in its report thereon included elsewhere herein. Such financial statements are included herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                 LEGAL MATTERS

  The legality of the Reading Entertainment Common Stock offered hereby will be passed on for Reading Entertainment by Duane, Morris & Heckscher.

                              VOTING AND PROXIES

  Shares represented by proxies in the accompanying form, if properly signed and returned and not revoked before their use, will be voted at the Annual Meeting and any adjournment or postponement thereof in accordance with the specifications made thereon. If a proxy is signed and returned without indicating any voting instructions, the shares represented by the proxy will be voted for the election of the nominees for director named in this Proxy Statement, for the adoption of the Merger Agreement and for the approval of the Exchange Agreement. A shareholder who signs and returns a proxy in the accompanying form may revoke it at any time before it is voted by giving written notice thereof to the Secretary of the Company immediately prior to the commencement of the Annual Meeting. A proxy will also be deemed to be revoked if the shareholder provides a later dated proxy or if the shareholder attends and votes in person at the Annual Meeting.

  The cost of solicitation of proxies in the accompanying form will be borne by the Company, including expenses in connection with preparing and mailing this Proxy Statement. Such solicitation will be made by mail and may also be made on behalf of the Company by the Company's regular officers and employees in person or by telephone or telegram. The Company has retained Corporate Investor Communications, Inc. to aid in the solicitation of proxies, the fee for which is anticipated to be approximately $2,500 and which will be paid by the Company. The Company, upon request therefor, will also reimburse brokers or persons holding shares in their names or in the names of nominees for their reasonable expenses in sending proxies and proxy material to beneficial owners.

  As of the close of business on October 3, 1996 (the "Record Date"), the Company had outstanding 4,964,497 shares of Class A Common Stock and 8,677 shares of Common Stock. Shares of Common Stock and Class A Common Stock have equal voting rights and a majority of the aggregate outstanding shares of Common Stock and Class A Common Stock present in person or by proxy will constitute a quorum at the Annual Meeting. Each share of Common Stock and Class A Common Stock is entitled to one vote. Only holders of record of Common Stock and Class A Common Stock at the close of business on the Record Date will be entitled to notice of and to vote at the Annual Meeting. Cumulative voting rights do not exist with respect to the election of directors.

  The affirmative vote of a plurality of the shares cast at the Annual Meeting is necessary to elect the six directors. The affirmative vote of a majority of the shares cast at the Annual Meeting is necessary for the adoption of the Merger Agreement and the approval of the Exchange Agreement. The holders of the Class A Common Stock and Common Stock will vote on such matters as a single class.

  For the purpose of determining the number of votes cast with respect to a matter, only those cast "for" or "withhold authority" (including any so cast pursuant to discretionary authority or in the absence of voting instructions) are included. Abstentions and broker non-votes (i.e., shares represented by proxies delivered by brokers who are prohibited from exercising discretionary authority for beneficial owners who have not provided voting instructions) are counted only for purposes of determining whether a quorum is present at the meeting.

                             SHAREHOLDER PROPOSALS

  Any shareholder who, in accordance with and subject to the provisions of the proxy rules of the SEC, wishes to submit a proposal for inclusion in the Company's proxy statement for its 1997 Annual Meeting of Shareholders, must deliver such proposal in writing to the Secretary of the Company at the Company's principal executive offices at One Penn Square West, Suite 1300, Philadelphia, Pennsylvania 19102, no later than May 5, 1997.

  The Board of Directors will consider written nominations for directors from shareholders. Nominations for the election of directors made by the shareholders of the Company (or, following the Reorganization, of Reading Entertainment) must be made by written notice delivered to the Secretary of Reading at Reading's principal executive offices not less than 120 days prior to the first anniversary of the immediately preceding annual meeting of shareholders at which directors are to be elected. Such written notice must set forth, among other things, the name, age, address, principal occupation or employment, the number of shares of the Company's Common Stock and Class A Common Stock (or, following the Reorganization, of Reading Entertainment Common Stock) owned by such nominee and such other information as is required by the proxy rules of the SEC with respect to a nominee of the Board of Directors. Nominations not made in accordance with the foregoing procedure will not be valid.

                                 OTHER MATTERS

  The Board of Directors does not know of any matters to be presented for consideration other than the matters described in the Notice of Annual Meeting, but if any matters are properly presented, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their judgment.

                                          By Order of the Board of Directors,

                                          /s/ S. Craig Tompkins
                                          S. Craig Tompkins, President

Dated: October 4, 1996

                                                                       EXHIBIT A

                         AGREEMENT AND PLAN OF MERGER

                                     AMONG

                               READING COMPANY,

                         READING ENTERTAINMENT, INC.,

                                      AND

                              READING MERGER CO.


     AGREEMENT AND PLAN OF MERGER, dated September 4, 1996, by and among Reading Company, a Pennsylvania corporation ("Reading"), Reading Entertainment, Inc., a Delaware corporation ("Reading Entertainment"), and Reading Merger Co., a Pennsylvania corporation ("Merger Co." and, together with Reading, the "Constituent Corporations").

                                    RECITALS

     WHEREAS, Reading is a corporation duly organized and validly existing under the laws of the Commonwealth of Pennsylvania and has authorized capital stock consisting of 10,000,000 shares of Common Stock, par value $.01 per share ("Reading Common Stock"), of which 8,777 shares are issued and outstanding, 15,000,000 shares of Class A Common Stock, par value $.01 per share ("Reading Class A Common Stock"), of which 4,964,397 shares are issued and outstanding, and 5,000,000 shares of Preferred Stock, par value $1.00 per share, of which no shares are issued and outstanding; and

     WHEREAS, Reading Entertainment is a corporation duly organized and validly existing under the laws of the State of Delaware and has authorized capital stock consisting of 25,000,000 shares of Common Stock, par value $.001 per share ("Reading Entertainment Common Stock"), of which 100 shares are issued and outstanding, and 10,000,000 shares of Preferred Stock, par value $.001 per share, of which no shares are issued and outstanding; and

     WHEREAS, Merger Co. is a corporation duly organized and validly existing under the laws of the Commonwealth of Pennsylvania and has authorized capital stock consisting of 1,000 shares of Common Stock, par value $.01 per share ("Merger Co. Common Stock"), of which 100 shares are issued and outstanding;

     WHEREAS, all of the outstanding Reading Entertainment Common Stock is owned by Reading and all of the outstanding Merger Co. Common Stock is owned by Reading Entertainment;

     WHEREAS, Reading Entertainment and the Constituent Corporations desire to enter into this Agreement and Plan of Merger as a reorganization pursuant to Sections 368(a)(1)(A) and 368(a)(2)(E) of the Internal Revenue Code of 1986, as amended; and

     WHEREAS, the Boards of Directors of Reading Entertainment and each of the Constituent Corporations have by resolution approved this Agreement and Plan of Merger and, in the case of Reading, directed that it be submitted to its shareholders for adoption; and

     NOW, THEREFORE, in consideration of the premises and the mutual agreements contained herein and in accordance with the laws of the Commonwealth of Pennsylvania, the parties hereto agree that Merger Co. shall be merged with and into Reading (the "Merger"), that Reading shall be the surviving corporation (the "Surviving Corporation") in the Merger, and that the terms and conditions of the Merger shall be as follows:


                                   ARTICLE I

                       MERGER OF MERGER CO. INTO READING
                       ---------------------------------

     Section 1.1 At the effective time of the Merger, Merger Co. shall be merged with and into Reading, which shall be the Surviving Corporation, and Reading shall continue its corporate existence under the laws of the Commonwealth of Pennsylvania.

     Section 1.2 If this Agreement and Plan of Merger is adopted by the affirmative vote of at least a majority of the votes cast on such adoption by the holders of outstanding shares of Reading Common Stock and Reading Class A Common Stock, voting as a single class, the Constituent Corporations shall as promptly as practicable execute and file with the Secretary of State of the Commonwealth of Pennsylvania Articles of Merger and such supporting documents as are required, and the date and time of filing with such Secretary of State shall be the effective time of the Merger and is hereafter referred to as the "Effective Time."


                                   ARTICLE II

                               EXCHANGE OF SHARES
                               ------------------

     Section 2.1(a)At the Effective Time, each outstanding share of Reading Common Stock and Reading Class A Common Stock, by operation of the Merger, shall be converted into and become the right to receive one share of Reading Entertainment Common Stock.

     (b) Following the consummation of the Merger, all rights with respect to the shares of Reading Common Stock and Reading Class A Common Stock, other than the foregoing right of the holders of the shares of Reading Common Stock and Reading Class A Common Stock to receive shares of Reading Entertainment Common Stock, shall forthwith cease to exist and all of the shares of Reading Common Stock and Reading Class A Common Stock, including shares held in treasury stock (but except as provided in Section 2.3), shall be cancelled and of no further force and effect.

     Section 2.2 At the Effective Time, each share of Reading Entertainment Common Stock held by Reading immediately prior thereto shall be automatically cancelled.

     Section 2.3 At the Effective Time, and immediately after the conversion referred to in Section 2.1, each share of Merger Co. Common Stock issued and outstanding immediately prior thereto shall, by operation of the Merger and without any action on the part of the sole holder thereof, be cancelled and converted into one share of Reading Common Stock, which shares shall not be converted into the right to receive Reading Entertainment Common Stock pursuant to Section 2.1

     Section 2.4(a) After the Effective Time, all of the outstanding certificates formerly representing shares of Reading Common Stock and Reading Class A Common Stock shall be deemed for all purposes to evidence only the right to receive the same number of shares of Reading Entertainment Common Stock, as provided in Section 2.1. The registered owner of each outstanding certificate evidencing shares of Reading Common Stock or Reading Class A Common Stock on the books and records of Reading, unless and until such certificate is surrendered in exchange for certificates evidencing Reading Entertainment Common Stock, shall not have, or be entitled to exercise, any and all transfer, voting or other rights with respect to, or to receive any and all dividends or other distributions upon the shares of, Reading Entertainment Common Stock to which such person will be entitled.

     (b) Promptly after the Effective Time, Reading Entertainment shall mail or cause to be mailed to each record holder of shares of Reading Common Stock or Reading Class A Common Stock a form letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the certificate or certificates representing shares of Reading Common Stock or Reading Class A Common Stock owned by such record holder shall pass, only upon proper delivery of such certificate or certificates to the agent selected by Reading Entertainment (the "Exchange Agent")) and instructions for use in effecting the surrender of the outstanding certificate or certificates which immediately prior to the Merger represented shares of Reading Common Stock or Reading Class A Common Stock (the "Certificate" or "Certificates") for issuance of Reading Entertainment Common Stock therefor. Upon surrender to the Exchange Agent of each Certificate together with such letter of transmittal duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing a number of shares of Reading Entertainment Common Stock equal to the number of shares of Reading Common Stock or Reading Class A Common Stock formerly represented by such Certificate, and such Certificate shall forthwith be cancelled.

     (c) If issuance is to be made to a person other than the person in whose name the Certificate surrendered in exchange therefor is registered, it shall be a condition of issuance that the Certificate to surrendered is properly endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name of the record holder appears on such Certificate, and otherwise in proper form for transfer, and that the person requesting such issuance shall pay to Reading Entertainment any transfer tax or other taxes required by law as a result of such issuance to a person other than the record holder of the Certificate surrendered, or establish to Reading Entertainment's satisfaction that such tax has been paid or is not payable.

     Section 2.5 At the Effective Time, any option or other right to acquire shares of Reading Common Stock or Reading Class A Common Stock that has not been exercised and has not lapsed shall, by operation of the Merger, be converted into and become, without any action on the part of the holder thereof, an option or right to acquire the identical number of shares of Reading Entertainment Common Stock.

     Section 2.6 The provisions of this Article II shall be subject to any dissenters' rights which the holders of Reading Common Stock may have under applicable law.

                                 ARTICLE III

              LEGAL AND FINANCIAL ASPECTS OF SURVIVING CORPORATION
              ----------------------------------------------------

          Section 3.1 The Articles of Incorporation of Reading in effect at the Effective Time shall be the Articles of Incorporation of the Surviving Corporation following the Merger until amended as provided by law.

          Section 3.2 The By-laws of Reading in effect at the Effective Time shall be the By-laws of the Surviving Corporation until amended as provided by law.

          Section 3.3 Until removed or replaced as provided by the By-laws of the Surviving Corporation, the directors and officers of Reading shall continue to serve as the directors and officers of the Surviving Corporation.


                                   ARTICLE IV

                               EFFECTS OF MERGER
                               -----------------

          From the Effective Time, the Merger shall have the effects provided by Pennsylvania law. Without limiting the generality of the foregoing, upon the Effective Time, the separate existence of Merger Co. shall cease, Merger Co. shall be merged with and into Reading as the Surviving Corporation, and the Surviving Corporation, without any further deed or action, shall possess all assets and property of every description, and every interest therein, wherever located, and all rights, privileges, immunities, powers, franchises, and authority (of a public as well as of a private nature), of each of the Constituent Corporations and all obligations belonging to or due each of the Constituent Corporations. Title to any real estate, or any interest therein, vested in each Constituent Corporation shall not revert or in any way be impaired by reason of the Merger. The Surviving Corporation shall be liable for all of the obligations of each Constituent Corporation. Any claim existing, or action or proceeding pending, by or against either Constituent Corporation may be prosecuted to judgment, with right of appeal, as if the Merger had not taken place or the Surviving Corporation may be substituted in the place of such Constituent Corporation. All rights of creditors of each Constituent Corporation shall be preserved unimpaired, and all liens upon the property of either Constituent Corporation shall be preserved unimpaired, but only on the property affected by such liens immediately before the Effective Time. Whenever a conveyance, assignment, transfer, deed, or other instrument or act is necessary to vest property or rights in the Surviving Corporation, the officers of the respective Constituent Corporations shall execute, acknowledge, and deliver such instruments and do such acts. For such purposes, the existence of the Constituent Corporations and the authority of their respective officers is continued, notwithstanding the Merger.


                                   ARTICLE V

            CONDITIONS PRECEDENT TO THE EFFECTIVENESS OF THE MERGER
            -------------------------------------------------------

          The obligations of the parties to this Agreement and Plan of Merger are subject to the fulfillment and satisfaction, at or prior to the Effective Time, of each of the following conditions, any one or more of which may be waived by Reading by a writing directed to the other parties:

          Section 5.1 All actions required by law to have been taken by the Board of Directors of Reading Entertainment and the Board of Directors and shareholders of the Constituent Corporations shall have been duly and validly taken.

          Section 5.2 Reading Entertainment shall have received approval of the listing of the Reading Entertainment Common Stock for quotation on The NASDAQ Stock Market, National Market System and the listing of the Reading Entertainment Common Stock for trading on the Philadelphia Stock Exchange.


                                   ARTICLE VI

                                 MISCELLANEOUS
                                 -------------

          Section 6.1 This Agreement and Plan of Merger may be terminated by the Board of Directors of either of the Constituent Corporations and the Merger abandoned at any time prior to the Effective Time whether before or after submission to or approval by the shareholders of Reading.

          Section 6.2 Any provision of this Agreement and Plan of Merger may be waived at any time by the party which is, or whose shareholders are, entitled to the benefits thereof and this Agreement and Plan of Merger may be amended or supplemented at any time prior to the Effective Time by the Board of Directors of the Constituent Corporations. After approval hereof by the shareholders of Reading, no amendment shall be made which (a) alters or changes the amount or kind of shares of Reading Entertainment to be received on conversion of shares of Reading Common Stock or Reading Class A Common Stock as provided in Section
2.1 hereof, (b) alters or changes any term of the Articles of Incorporation of the Surviving Corporation to be effected by the Merger as provided in Section
3.1 hereof, or (c) alters or changes any of the terms and conditions of this Agreement and Plan of Merger if such alteration or change would adversely affect the rights of shareholders of Reading, without the further approval of such shareholders.

          Section 6.3 This Agreement and Plan of Merger shall be governed by and interpreted in accordance with the laws of the Commonwealth of Pennsylvania.

          Section 6.4 This Agreement and Plan of Merger may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which shall together constitute one and the same agreement.

          IN WITNESS WHEREOF, the parties hereto have caused this Agreement and Plan of Merger to be executed as of the date first stated above by their duly authorized officers.

                                 READING COMPANY


                                 By:   /s/ S. Craig Tompkins
                                    --------------------------------------------
                                    S. Craig Tompkins, President


                                 READING MERGER CO.


                                 By:   /s/ James A. Wunderle
                                    --------------------------------------------
                                    James A. Wunderle, President


                                 READING ENTERTAINMENT, INC.


                                 By:   /s/ S. Craig Tompkins
                                    --------------------------------------------
                                    S. Craig Tompkins, President

                                                                       EXHIBIT B
                            CERTIFICATE OF AMENDMENT

                                      TO

                          CERTIFICATE OF INCORPORATION

                                      OF

                   READING ENTERTAINMENT INTERNATIONAL, INC.

             Pursuant to Section 242 of the General Corporation Law

     The undersigned, being the Executive Vice President of Reading Entertainment International, Inc. (the "Corporation"), hereby certifies as follows:

     FIRST: The Certificate of Incorporation is hereby amended to change the name of the Corporation to Reading Entertainment, Inc. To reflect such change, Article FIRST of the Certificate of Incorporation is amended in its entirety to read as follows:

          FIRST.  The name of the Corporation is READING ENTERTAINMENT, INC.

     SECOND: The foregoing amendment was authorized pursuant to Sections 228 and 242 of the General Corporation Law by unanimous written consent of the directors of the Corporation and the written consent of the sole stockholder of the Corporation.

     IN WITNESS WHEREOF, the undersigned has executed this Certificate and affirmed the statements made herein are true under penalties of perjury this 12th day of August, 1996.


                                      /s/ James A. Wunderle
                                    --------------------------------------------
                                    James A. Wunderle, Executive Vice President

                          CERTIFICATE OF INCORPORATION


                                       OF


                   READING ENTERTAINMENT INTERNATIONAL, INC.


                                     under


                      The Delaware General Corporation Law

                          CERTIFICATE OF INCORPORATION


                                       OF


                   READING ENTERTAINMENT INTERNATIONAL, INC.




                         ----------------------------


     FIRST. The name of the Corporation is READING ENTERTAINMENT INTERNATIONAL, INC.

     SECOND. The address of the Corporation's registered office in the State of Delaware is 314 South State Street, in the city of Dover, County of Kent. The name of its registered agent at such address is Capitol Corporate Services, Inc.

     THIRD. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

     FOURTH.

     A. The aggregate number of shares which the Corporation shall have authority to issue is 35,000,000, of which 10,000,000 shares of the par value of $0.001 per share shall be designated "Preferred Stock" and 25,000,000 shares of the par value of $.001 per share shall be designated "Common Stock."

     B. Authority is hereby expressly granted to the Board of Directors from time to time to issue the Preferred Stock as Preferred Stock of any series and, in connection with the creation of each such series, to fix by the resolution or resolutions providing for the issue of shares thereof, the number of shares of such series, and the designations, voting rights, if any, powers, preferences, and rights, and the qualifications, limitations, and restrictions, of such series, to the full extent now or hereafter permitted by the laws of the State of Delaware.

     C. No share of Common Stock, or of any other security of the Corporation which is treated as stock for purposes of Section 382 of the Internal Revenue Code of 1986, as amended (the "Code") (the Common Stock and any such other securities being hereinafter referred to as "New Stock") shall be transferable or assignable in any respect, either of record or beneficially, unless such transfer or assignment is permitted under the following provisions:

          1. Until the earliest of January 1, 2003, such date as the Corporation shall no longer have any unutilized federal income tax net operating loss carryforwards (the "Carryforwards") or such date after which
     Section 382 of the Code is repealed or so substantially modified that in the opinion of counsel to the Corporation the restrictions on transfer described herein are no longer necessary to accomplish their intended purpose: (a) any attempted sale, transfer, assignment or other disposition (including the granting of any option or entering into any agreement for the sale, transfer, assignment or other disposition), whether voluntary or involuntary, whether of record or beneficially and whether by operation of law or otherwise (a "Transfer"), of any share or shares of the New Stock of the Corporation or of any option, convertible security or other right to purchase or acquire such stock (collectively, "Rights") to any person or entity or group of persons or entities acting in concert (a "Transferee") who or which, directly, indirectly or by application of the constructive ownership rules set forth in
     Section 382(1)(3) of the Code and the Income Tax Regulations as now in effect or hereafter promulgated pursuant thereto (the "Regulations"), owns, prior to the Transfer, an aggregate number of shares of the Corporation's outstanding New Stock having a fair market value equal to or greater than
     4.75 percent of the fair market value of the total number of shares of the Corporation's outstanding New Stock shall be void ab initio insofar as it purports to transfer ownership to such Transferee and (b) any attempted Transfer of any share or shares of the New Stock of the Corporation or of any Rights to any Transferee not described in clause (a) hereof who or which, directly, indirectly or by application of the constructive ownership rules in Section 382(1)(3) of the Code and the Regulations, would own as a result of the Transfer, or as a result of a subsequent Transfer of any share or shares of the New Stock or Rights, an aggregate number of shares of the Corporation's outstanding New Stock having a fair market value equal to or greater than 4.75 percent of the fair market value of the total number of shares of the Corporation's outstanding New Stock, shall, as to the number of shares or Rights representing such excess over 4.75 percent, be void ab initio insofar as it purports to transfer ownership to such Transferee of any shares of New Stock or Rights.

          2. The restrictions contained in paragraph 1 of this Section C of this Article FOURTH have been included herein for the purpose of reducing the risk of occurrence of an "ownership change" within the meaning of
     Section 382(g) of the Code and the Regulations that would result in the limitation or elimination of the Corporation's utilization of the Carryforwards.

          3. Neither clause (a) nor clause (b) of paragraph 1 of this Section C of this Article FOURTH shall restrict any Transfer of New Stock of the Corporation or Rights if (a) the prior written approval of the Board of Directors of the Corporation shall have been obtained with respect to such Transfer and (b) if so requested by the Board of Directors, counsel to the Corporation shall have delivered its opinion that such Transfer would not result in an "ownership change" within the meaning of Section 382(g) of the Code and Regulations that would result in the elimination or limitation of the Corporation's utilization of the Carryforwards. The Board of Directors shall have the authority, in its sole discretion, to adopt procedures for the orderly and effective administration and implementation of this Section C, and, in deciding whether to approve any proposed Transfer of New Stock of the Corporation or Rights, the Corporation acting through any officer may request all relevant information, as well as an opinion of counsel, in form and substance reasonably satisfactory to the Board of Directors. No employee or agent of the Corporation shall be permitted to record any attempted or purported Transfer of New Stock of the Corporation or Rights made in violation of this Article FOURTH and no Transferee of New Stock of the Corporation or Rights effected in violation of this Article FOURTH shall be deemed to have acquired ownership of New Stock or Rights for any purpose. Such intended Transferee shall not be entitled to any rights as a stockholder of the Corporation with respect to such New Stock, including, but not limited to, the right to vote such New Stock or to receive any distributions in respect thereof, whether as dividends or in liquidation.

          4. If the procedures adopted by the Board of Directors so require, the Corporation's transfer agent for any of the Corporation's securities (the "Transfer Agent") shall not issue any certificates transferring, assigning or disposing of or purporting to transfer, assign or otherwise dispose of legal ownership of any shares of New Stock or Rights unless the Transfer Agent receives from the proposed Transferee, in addition to any other information requested by it, a certificate signed under penalty of perjury attesting to the fact that the Transferee is not, and will not become as a result of the proposed Transfer, an owner of an aggregate number of shares of the Corporation's outstanding New Stock or Rights having a fair market value equal to or greater than 4.75 percent of the fair market value of the total number of shares of the Corporation's outstanding New Stock. If at any time the Transfer Agent receives a request to make a change in record ownership of shares of New Stock of the Corporation or Rights which, if effected, would appear to the Transfer Agent on the basis of information in its possession to constitute a violation of this Article FOURTH, then, prior to registering such change in ownership on the books of the Corporation, the Transfer Agent shall notify the Corporation. If the Board of Directors or an officer of the Corporation designated by the Board of Directors determines that the proposed change in ownership would violate this Article FOURTH, then the Corporation shall so advise the Transfer Agent and the Transfer Agent shall not make such change in ownership on the books of the Corporation and shall return the certificates representing such shares or Rights to the holder of record thereof.

          5. If, notwithstanding the foregoing prohibition, a Transferee shall, voluntarily or involuntarily, purportedly become or attempt to become the purported owner (the "Purported Owner") of shares of New Stock or Rights, or both, in excess of the limitations set forth above (the shares or Rights, including shares of New Stock issued in respect of Rights, so exceeding such limitation being herein referred to as the "Excess Shares"), then:

               (a) The Purported Owner shall not obtain any rights in and to the Excess Shares, and the purported Transfer of the Excess Shares to the Purported Owner shall not be recognized by the Corporation or its Transfer Agent. Until the Excess Shares are transferred to a person whose acquisition thereof will not violate the foregoing limitations (a "Permitted Transferee"), (i) the Excess Shares shall be voted by such person as shall be appointed by the Corporation's Board of Directors, which person shall be deemed to have been granted a proxy to vote the Excess Shares, (ii) the transferor of the Excess Shares to the Purported Owner (the "Purported Owner's Transferor") shall be deemed to have retained the Excess Shares and shall hold and be entitled to exercise all other rights incident to ownership of such Excess Shares, and (iii) if the Excess Shares are Rights, they may not be exercised, converted or exchanged until transferred to, and exercised, converted or exchanged in accordance with their terms by, a Permitted Transferee; provided, however, that the foregoing notwithstanding, in the event shares of New Stock are issued in respect of Rights which are Excess Shares prior to notice to the Corporation or the Transfer Agent that such Rights are Excess Shares, the shares of New Stock so issued shall be deemed to be issued and outstanding shares of New Stock of the Corporation and shall be Excess Shares deemed retained by the Purported Owner's Transferor. Rights issued by the Corporation shall reflect the provisions of the foregoing sentence. All Excess Shares will continue to be issued and outstanding.

               (b) If the Transfer Agent obtains possession of a certificate or certificates representing the Excess Shares, the Transfer Agent shall deliver such certificate or certificates to a trustee appointed by the Corporation's Board of Directors (the "Share Trustee") who shall proceed forthwith to sell or cause the sale of the Excess Shares to a Permitted Transferee. If the Transfer Agent does not have possession of such certificate, upon notice from the Corporation of the existence of Excess Shares and the identity of the Purported Owner, the Share Trustee shall take all lawful action to cause the Purported Owner to deliver or cause delivery of the Excess Shares and any indicia of ownership thereof to the Share Trustee and, upon obtaining possession thereof, the Share Trustee shall proceed forthwith to sell or cause the sale of the Excess Shares to a Permitted Transferee. The Share Trustee shall sell or cause the sale of the Excess Shares in the then existing public market or in such other commercially reasonable fashion as the Corporation shall direct. In performing the duties herein imposed upon it, the Share Trustee shall act at all times as the agent for the Purported Owner's Transferor.

               (c) Once the Excess Shares are acquired by a Permitted Transferee, the Permitted Transferee shall have and shall be entitled to exercise all rights incident to the ownership of such Excess Shares.

               (d) The Proceeds from the sale of the Excess Shares to the Permitted Transferee (the "Proceeds") shall be distributed as follows:
          (i) first, to the Share Trustee to cover its costs and expenses;
          (ii) second, to the Purported Owner, if known, in an amount up to the amount paid by the Purported Owner, if determinable, for the Excess Shares; and (iii) finally, the remaining Proceeds, if any, shall be distributed to the Purported Owner's Transferor, if known, and if not known, such remaining Proceeds shall be held by the Corporation for the benefit of the Purported Owner's Transferor or such other person as their interests may appear. Notwithstanding anything in this Article FOURTH to the contrary, the Corporation shall at all times be entitled to make application to any court of equitable jurisdiction within the State of Delaware for an adjudication of the respective rights and interests of any person in and to the Proceeds pursuant to this Article FOURTH and applicable law and for leave to pay the Proceeds into such court.

          6. Immediately upon the purported acquisition of any Excess Shares, the Purported Owner thereof shall give, or cause to be given, written notice thereof to the Corporation. Each owner of shares of New Stock and Rights shall furnish to the Corporation all information reasonably requested with respect to all shares of New Stock and Rights directly and indirectly owned by such person.

          7. Upon a determination by the Board of Directors that a person has attempted or may attempt to transfer or to acquire Excess Shares, the Board of Directors may take such action as it deems advisable to refuse to give effect to such Transfer or acquisition on the books and records of the Corporation, including without limitation to cause the Transfer Agent to record the Purported Owner's Transferor as the record owner of the Excess Shares, to refuse to issue shares of New Stock upon the purported exercise of Rights which are Excess Shares, and to institute proceedings to enjoin or rescind any such Transfer or acquisition.

          8.   To the extent permitted by regulations promulgated under
     Section 382 of the Code, in determining whether any person has become a Purported Owner of Excess Shares, the Corporation may rely on filings on Schedules 13D and 13G as required by Rule 13d-1 of the Securities Exchange Act of 1934, as amended.

          9. If any provision of this Article FOURTH or any application of any such provision is determined to be invalid by any federal or state court having jurisdiction over the issues, the validity of the remaining provisions shall not be affected and other applications of such provision shall be affected only to the extent necessary to comply with the determination of such court.

          10. All certificates representing shares of New Stock shall conspicuously bear the following legend:

                   "The shares represented by this certificate are subject to certain restrictions on transfer set forth in Article FOURTH of the Corporation's Certificate of Incorporation, the full text of which is available at the offices of or on request to the Corporation. ANY ATTEMPT TO ACQUIRE STOCK OF THE CORPORATION IN VIOLATION OF SUCH RESTRICTIONS SHALL BE NULL AND VOID AND MAY RESULT IN FINANCIAL LOSS TO THE PERSON OR ENTITY ATTEMPTING SUCH ACQUISITION."

     FIFTH. The name and mailing address of the incorporator is Michael H. Margulis, Duane, Morris & Heckscher, Suite 2125, 122 East 42nd Street, New York, New York 10168.

     SIXTH.  Election of directors need not be by written ballot.

     SEVENTH. The Board of Directors is authorized to adopt, amend, or repeal By-Laws of the Corporation except as and to the extent provided in the By-Laws.

     EIGHTH. Any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (whether or not by or in the right of the Corporation) by reason of the fact that he is or was a director, officer, incorporator, employee, or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, incorporator, employee, partner, trustee, or agent of another corporation, partnership, joint venture, trust, or other enterprise (including an employee benefit plan), shall be entitled to be indemnified by the Corporation to the full extent then permitted by law against expenses (including counsel fees and disbursements), judgments, fines (including excise taxes assessed on a person with respect to an employee benefit plan), and amounts paid in settlement incurred by him in connection with such action, suit, or proceeding. Such right of indemnification shall inure whether or not the claim asserted is based on matters which antedate the adoption of this Article EIGHTH. Such right of indemnification shall continue as to a person who has ceased to be a director, officer, incorporator, employee, partner, trustee, or agent and shall inure to the benefit of the heirs and personal representatives of such a person. The indemnification provided by this Article EIGHTH shall not be deemed exclusive of any other rights which may be provided now or in the future under any provision currently in effect or hereafter adopted of the By-Laws, by any agreement, by vote of stockholders, by resolution of disinterested directors, by provision of law, or otherwise.

     NINTH. No director of the Corporation shall be liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director, provided that this provision does not eliminate the liability of the director (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
Section 174 of Title 8 of the Delaware Code, or (iv) for any transaction from which the director derived an improper personal benefit. For purposes of the prior sentence, the term "damages" shall, to the extent permitted by law, include without limitation, any judgment, fine, amount paid in settlement, penalty, punitive damages, excise or other tax assessed with respect to an employee benefit plan, or expense of any nature (including, without limitation, counsel fees and disbursements). Each person who serves as a director of the Corporation while this Article NINTH is in effect shall be deemed to be doing so in reliance on the provisions of this Article NINTH, and neither the amendment or repeal of this Article NINTH, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article NINTH, shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for, arising out of, based upon, or in connection with any acts or omissions of such director occurring prior to such amendment, repeal, or adoption of an inconsistent provision. The provisions of this Article NINTH are cumulative and shall be in addition to and independent of any and all other limitations on or eliminations of the liabilities of directors of the Corporation, as such, whether such limitations or eliminations arise under or are created by any law, rule, regulation, by-law, agreement, vote of shareholders or disinterested directors, or otherwise.

     IN WITNESS WHEREOF, I have made, signed, and sealed this Certificate of Incorporation this 25th day of July, 1996.


                                          /s/ Michael H. Margulis        (L.S.)
                                         --------------------------------
                                         Michael H. Margulis,
                                         Incorporator

                                                                       EXHIBIT C
                                    BY-LAWS


                                      of


                          READING ENTERTAINMENT, INC.



                           As adopted July 25, 1996

                          READING ENTERTAINMENT, INC.

                             A Delaware Corporation


                                    BY-LAWS



                                   ARTICLE I

                                  Stockholders

     Section 1.1  Annual Meeting.

     An annual meeting of stockholders for the purpose of electing directors and of transacting such other business as may come before it shall be held each year at such date, time, and place, either within or without the State of Delaware, as may be specified by the Board of Directors.

     Section 1.2  Special Meetings.

     Special meetings of stockholders for any purpose or purposes may be held at any time upon call of the Chairman or Vice Chairman of the Board, if any, the Chief Executive Officer, the President, or any three or more members of the Board of Directors, at such time and place either within or without the State of Delaware as may be stated in the notice. A special meeting of stockholders shall be called by the President or the Secretary upon the written request, stating time, place, and the purpose or purposes of the meeting, of stockholders who together own of record shares of stock entitling them to cast a majority of the votes entitled to be cast by the holders of the outstanding stock of all classes entitled to vote at such meeting.

     Section 1.3  Notice of Meetings.

     Written notice of stockholders meetings, stating the place, date, and hour thereof, and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be given by the Chairman or Vice Chairman of the Board, if any, the Chief Executive Officer, the President, any Vice President, the Secretary, or an Assistant Secretary, to each stockholder entitled to vote thereat at least ten days but not more than sixty days before the date of the meeting, unless a different period is prescribed by law.

     Section 1.4  Quorum.

     Except as otherwise provided by law or in the Certificate of Incorporation or these By-Laws, at any meeting of stockholders, the holders of shares of stock entitling them to cast a majority of the votes entitled to be cast at the meeting shall be present or represented by proxy in order to constitute a quorum for the transaction of any business. In the absence of a quorum, a majority in interest of the stockholders present or the chairman of the meeting may adjourn the meeting from time to time in the manner provided in Section 1.5 of these By-Laws until a quorum shall attend.

     Section 1.5  Adjournment.

     Any meeting of stockholders, annual or special, may adjourn from time to time to reconvene at the same or some other place, and notice need not be given of any such adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

     Section 1.6  Organization.

     The Chairman of the Board, if any, or in his absence the Vice Chairman of the Board, if any, or in their absence the Chief Executive Officer, or in their absence the President, or in their absence any Vice President, shall call to order meetings of stockholders and shall act as chairman of such meetings. The Board of Directors or, if the Board fails to act, the stockholders may appoint any stockholder, director, or officer of the Corporation to act as chairman of any meeting in the absence of the Chairman of the Board, the President, and all Vice Presidents.

     The Secretary of the Corporation shall act as secretary of all meetings of stockholders, but, in the absence of the Secretary, the chairman of the meeting may appoint any other person to act as secretary of the meeting.

     Section 1.7  Voting.

     Except as otherwise provided by law or in the Certificate of Incorporation or these By-Laws and except for the election of directors, at any meeting duly called and held at which a quorum is present, a majority of the votes cast at such meeting upon a given question by the holders of outstanding shares of stock of all classes of stock of the Corporation entitled to vote thereon who are present in person or by proxy shall decide such question. At any meeting duly called and held for the election of directors at which a quorum is present, directors shall be elected by a plurality of the votes cast by the holders (acting as such) of shares of stock of the Corporation entitled to elect such directors.

     Section 1.8  Action By Consent of Stockholders.

     Unless otherwise restricted by the Certificate of Incorporation, any action required or permitted to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered (by hand or by certified or registered mail, return receipt requested) to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of minutes of stockholders are recorded. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

                                  ARTICLE II

                              Board Of Directors

     Section 2.1  Number and Term of Office.

     The business, property, and affairs of the Corporation shall be managed by or under the direction of a Board of three directors; provided, however, that the Board, by resolution adopted by vote of a majority of the then authorized number of directors, may increase or decrease the number of directors. The directors shall be elected by the holders of shares entitled to vote thereon at the annual meeting of stockholders, and each shall serve (subject to the provisions of Article IV) until the next succeeding annual meeting of stockholders and until his respective successor has been elected and qualified.

     Section 2.2  Nomination of Stockholders

     No stockholder shall be permitted to nominate a candidate for election as a director at any annual meeting unless such stockholder shall provide in writing, not later than 120 days before the first anniversary of the preceding annual meeting of stockholders, to the Nominating Committee of the Board of Directors or, in the absence of such committee, to the Secretary of the Corporation, information about such candidate which, were such candidate a nominee of the Board of Directors for whom the Corporation solicited proxies, would be required to be disclosed in the proxy materials pursuant to which such proxies would be solicited as set forth in Items 7-8 of Schedule 14A promulgated by the Securities and Exchange Commission or any successor provisions.

     Section 2.3  Chairman and Vice Chairman of the Board.

     The directors may elect one of their members to be Chairman of the Board of Directors and may elect one of the members to be the Vice Chairman of the Board of Directors. The Chairman and Vice Chairman shall be subject to the control of and may be removed by the Board of Directors. The Chairman and Vice Chairman shall perform such duties as may from time to time be assigned to them by the Board.

     Section 2.4  Meetings.

     Regular meetings of the Board of Directors may be held without notice at such time and place as shall from time to time be determined by the Board.

     Special meetings of the Board of Directors shall be held at such time and place as shall be designated in the notice of the meeting whenever called by the Chairman or Vice Chairman of the Board, if any, the Chief Executive Officer, the President, or by any three of the directors then in office.

     Section 2.5  Notice of Special Meetings.

     The Secretary, or in his absence any other officer of the Corporation, shall give each director notice of the time and place of holding of special meetings of the Board of Directors by telecopy or electronic mail at least 48 hours before the meeting, or by mail at least two days before the meeting, or by telegram, cable, radiogram, or personal service at least two days before the meeting. Unless otherwise stated in the notice thereof, any and all business may be transacted at any meeting without specification of such business in the notice.

     Section 2.6  Quorum and Organization of Meetings.

     A majority of the total number of members of the Board of Directors as constituted from time to time shall constitute a quorum for the transaction of business, but, if at any meeting of the Board of Directors (whether or not adjourned from a previous meeting) there shall be less than a quorum present, a majority of those present may adjourn the meeting to another time and place, and the meeting may be held as adjourned without further notice or waiver. Except as otherwise provided by law or in the Certificate of Incorporation or these By-Laws, a majority of the directors present at any meeting at which a quorum is present may decide any question brought before such meeting. Meetings shall be presided over by the Chairman of the Board, if any, or in his absence by the Vice Chairman of the Board, if any, or in their absence by the Chief Executive Officer, or in their absence by the President, or in the absence of all of the foregoing by such other person as the directors may select. The Secretary of the Corporation shall act as secretary of the meeting, but in his absence the chairman of the meeting may appoint any person to act as secretary of the meeting.

     Section 2.7  Committees.

     The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business, property, and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have power or authority in reference to (i) approving or adopting, or recommending to stockholders, any action or matter expressly required by law to be submitted to stockholders for approval or (ii) adopting, amending, or repealing these By-Laws. Each committee which may be established by the Board of Directors pursuant to these By-Laws may fix its own rules and procedures. Notice of meetings of committees, other than of regular meetings provided for by the rules, shall be given to committee members. All action taken by committees shall be recorded in minutes of the meetings.

     Section 2.8  Action Without Meeting.

     Nothing contained in these By-Laws shall be deemed to restrict the power of members of the Board of Directors or any committee designated by the Board to take any action required or permitted to be taken by them without a meeting.

     Section 2.9  Telephone Meetings.

     Nothing contained in these By-Laws shall be deemed to restrict the power of members of the Board of Directors, or any committee designated by the Board, to participate in a meeting of the Board, or committee, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other.

                                  ARTICLE III

                                   Officers

     Section 3.1  Executive Officers.

     The executive officers of the Corporation shall be a Chief Executive Officer or a President, or both, one or more Vice Presidents, a Treasurer, and a Secretary, each of whom shall be elected by the Board of Directors. The Board of Directors may elect or appoint such other officers (including a Controller and one or more Assistant Treasurers and Assistant Secretaries) as it may deem necessary or desirable. Each officer shall hold office for such term as may be prescribed by the Board of Directors from time to time. Any person may hold at one time two or more offices.

     Section 3.2  Powers and Duties.

     The Chairman of the Board, if any, or, in his absence, the Vice Chairman of the Board, or in their absence the Chief Executive Officer, or in their absence the President, shall preside at all meetings of the stockholders and of the Board of Directors. The officers and agents of the Corporation shall each have such powers and authority and shall perform such duties in the management of the business, property, and affairs of the Corporation as generally pertain to their respective offices, as well as such powers and authorities and such duties as from time to time may be prescribed by the Board of Directors.


                                   ARTICLE IV

                     Resignations, Removals, And Vacancies

     Section 4.1  Resignations.

     Any director or officer of the Corporation, or any member of any committee, may resign at any time by giving written notice to the Board of Directors, the Chairman or Vice Chairman of the Board, the Chief Executive Officer, the President, or the Secretary of the Corporation. Any such resignation shall take effect at the time specified therein or, if the time be not specified therein, then upon receipt thereof. The acceptance of such resignation shall not be necessary to make it effective.

     Section 4.2  Removals.

     The Board of Directors, by a vote of not less than a majority of the entire Board, at any meeting thereof, or by written consent, at any time, may, to the extent permitted by law, remove with or without cause from office or terminate the employment of any officer or member of any committee and may, with or without cause, disband any committee.

     Any director or the entire Board of Directors may be removed, with or without cause, by the holders of a majority of the shares entitled at the time to vote at an election of directors.

     Section 4.3  Vacancies.

     Any vacancy in the office of any director or officer through death, resignation, removal, disqualification, or other cause, and any additional directorship resulting from increase in the number of directors, may be filled at any time by a majority of the directors then in office (even though less than a quorum remains) or, in the case of any vacancy in the office of any director, by the stockholders, and, subject to the provisions of this Article IV, the person so chosen shall hold office until his successor shall have been elected and qualified; or, if the person so chosen is a director elected to fill a vacancy, he shall (subject to the provisions of this Article IV) hold office for the unexpired term of his predecessor.


                                   ARTICLE V

                                 Capital Stock

     Section 5.1  Stock Certificates.

     The certificates for shares of the capital stock of the Corporation shall be in such form as shall be prescribed by law and approved, from time to time, by the Board of Directors.

     Section 5.2  Transfer of Shares.

     Shares of the capital stock of the Corporation may be transferred on the books of the Corporation only by the holder of such shares or by his duly authorized attorney, upon the surrender to the Corporation or its transfer agent of the certificate representing such stock properly endorsed.

     Section 5.3  Fixing Record Date.

     In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion, or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which, unless otherwise provided by law, shall not be more than sixty nor less than ten days before the date of such meeting, nor more than sixty days prior to any other action.

     Section 5.4  Lost Certificates.

     The Board of Directors or any transfer agent of the Corporation may direct a new certificate or certificates representing stock of the Corporation to be issued in place of any certificate or certificates theretofore issued by the Corporation, alleged to have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate to be lost, stolen, or destroyed. When authorizing such issue of a new certificate or certificates, the Board of Directors (or any transfer agent of the Corporation authorized to do so by a resolution of the Board of Directors) may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen, or destroyed certificate or certificates, or his legal representative, to give the Corporation a bond in such sum as the Board of Directors (or any transfer agent so authorized) shall direct to indemnify the Corporation against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen, or destroyed or the issuance of such new certificates, and such requirement may be general or confined to specific instances.

     Section 5.5  Regulations.

     The Board of Directors shall have power and authority to make all such rules and regulations as it may deem expedient concerning the issue, transfer, registration, cancellation, and replacement of certificates representing stock of the Corporation.


                                   ARTICLE VI

                                 Miscellaneous

     Section 6.1  Corporate Seal.

     The corporate seal shall have inscribed thereon the name of the Corporation and shall be in such form as may be approved from time to time by the Board of Directors, the year of its organization, and the words "Corporate Seal" and "Delaware".

     Section 6.2  Fiscal Year.

     The fiscal year of the Corporation shall be determined by resolution of the Board of Directors.

     Section 6.3  Notices and Waivers Thereof.

     Whenever any notice whatever is required by law, the Certificate of Incorporation, or these By-Laws to be given to any stockholder, director, or officer, such notice, except as otherwise provided by law, may be given personally, or by mail, or, in the case of directors or officers, by telecopy, electronic mail, telegram, cable, or radiogram, addressed to such address as appears on the books of the Corporation. Any notice given by telecopy, electronic mail, telegram, cable, or radiogram shall be deemed to have been given when it shall have been delivered for transmission and any notice given by mail shall be deemed to have been given when it shall have been deposited in the United States mail with postage thereon prepaid.

     Whenever any notice is required to be given by law, the Certificate of Incorporation, or these By-Laws, a written waiver thereof, signed by the person entitled to such notice, whether before or after the meeting or the time stated therein, shall be deemed equivalent in all respects to such notice to the full extent permitted by law. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

     Section 6.4  Stock of Other Corporations or Other Interests.

     Unless otherwise ordered by the Board of Directors, the Chief Executive Officer, the President, the Secretary, and such attorneys or agents of the Corporation as may be from time to time authorized by the Board of Directors or the President, shall have full power and authority on behalf of this Corporation to attend and to act and vote in person or by proxy at any meeting of the holders of securities of any corporation or other entity in which this Corporation may own or hold shares or other securities, and at such meetings shall possess and may exercise all the rights and powers incident to the ownership of such shares or other securities which this Corporation, as the owner or holder thereof, might have possessed and exercised if present. The Chief Executive Officer, the President, the Secretary, or such attorneys or agents, may also execute and deliver on behalf of this Corporation powers of attorney, proxies, consents, waivers, and other instruments relating to the shares or securities owned or held by this Corporation.


                                  ARTICLE VII

                                   Amendments

     The holders of shares entitled at the time to vote for the election of directors shall have power to adopt, amend, or repeal the By-Laws of the Corporation by vote of not less than a majority in interest of such shares, and except as otherwise provided by law, the Board of Directors shall have power equal in all respects to that of the stockholders to adopt, amend, or repeal the By-Laws by vote of not less than a majority of the entire Board. However, any By-Law adopted by the Board may be amended or repealed by vote of the holders of a majority of the shares entitled at the time to vote for the election of directors.


                                  ARTICLE VIII

                                Indemnification

     Section 8.1  Indemnification Generally.

     The Corporation shall indemnify each person who was or is made a party or is threatened to be made a party to or is involved in any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (hereinafter a "Proceeding"), by reason of the fact that he or she, or a person of which he or she is the legal representative, is or was a director or officer, or had agreed to serve as a director or officer, of the Corporation or is or was serving or has agreed to serve at the request of the Corporation as a director, officer, employee, or agent of another corporation or of a partnership, joint venture, trust, or other enterprise, including service with respect to employee benefit plans, or by reason of any act alleged to have been taken or omitted in such capacity, whether the basis of such Proceeding is alleged action in an official capacity as a director, officer, employee, or agent or alleged action in any other capacity while serving as a director, officer, employee, or agent, to the maximum extent authorized by the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), against all cost, expense, liability, and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties, and amounts paid or to be paid in settlement) reasonably incurred by such person or on his or her behalf in connection with such Proceeding, and such indemnification shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of his or her heirs, executors, and administrators. The right to indemnification conferred in this Article Eighth shall be a contract right and shall include the right to be paid by the Corporation the expenses incurred in defending any such Proceeding in advance of its final disposition; provided that, if the General Corporation Law so requires, the payment of such expenses incurred by a director or officer in advance of the final disposition of a Proceeding shall be made only upon receipt by the Corporation of an undertaking by or on behalf of such person to repay all amounts so advanced if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation as authorized in this Article Eighth or otherwise and provided that the Corporation shall not be required to advance expenses in connection with a Proceeding (or part thereof) alleging liability under Section 16(b) of the Securities Exchange Act of 1934, as amended (a "16(b) Claim"). The termination of any Proceeding by judgment, order, settlement, or conviction, or upon a plea of nolo contendre or its equivalent, shall not, of itself, create a presumption that the person did not meet any standard of conduct for indemnification imposed by the General Corporation Law. The Corporation shall be required to indemnify a person in connection with a Proceeding (or part thereof) initiated by such person only if such Proceeding (or part thereof) was authorized by the Board of Directors of the Corporation.

     Section 8.2 Indemnification for Costs, Charges, and Expenses for Successful Party.

     Notwithstanding the other provisions of this Article Eighth, to the extent that a director or officer of the Corporation has been successful on the merits or otherwise, including, without limitation, the dismissal of an action without prejudice, in defense of any Proceeding referred to in Section 8.1, or in the defense of any claim, issue, or matter therein, he shall be indemnified against all costs, charges, and expenses (including attorneys' fees) actually and reasonably incurred by him or on his behalf in connection therewith.

     Section 8.3  Determination of Right to Indemnification.

     Any indemnification under Section 8.1 or 8.2 (unless ordered by a court) shall be paid by the Corporation unless a determination is made (a) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit, or proceeding, or (b) if such a quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (c) by the stockholders, that indemnification of the director or officer is not proper in the circumstances because he has not met the applicable standards of conduct set forth in the General Corporation Law.

     Section 8.4  Advance of Costs, Charges and Expenses.

     Costs, charges, and expenses (including attorneys' fees) incurred by a person referred to in section 8.1 of this Article Eighth in defending a civil or criminal Proceeding (including investigations by any government agency and all costs, charges, and expenses incurred in preparing for any threatened Proceeding) shall be paid by the Corporation in advance of the final disposition of such Proceeding; provided, however, that the payment of such costs, charges, and expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer) in advance of the final disposition of such Proceeding shall be made only upon receipt of an undertaking by or on behalf of the director or officer to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by the Corporation as authorized in this Article Eighth and provided that the Corporation shall not be required to advance expenses in connection with a 16(b) Claim. No security shall be required for such undertaking and such undertaking shall be accepted without reference to the recipient's financial ability to make repayment. The Board of Directors may, in the manner set forth above, and subject to the approval of such director or officer, authorize the Corporation's counsel to represent such person in any Proceeding, whether or not the Corporation is a party to such Proceeding.

     Section 8.5  Procedure for Indemnification.

     Any indemnification under Section 8.1 or advance of costs, charges, and expenses under Section 8.4 shall be made promptly, and in any event within 60 days, upon the written request of the director or officer directed to the Secretary of the Corporation. The right to indemnification or advances as granted by this Article Eighth shall be enforceable by the director or officer in any court of competent jurisdiction if the Corporation denies such request, in whole or in part, or if no disposition thereof is made within 60 days. Such person's costs and expenses incurred in connection with successfully establishing his or her right to indemnification or advances, in whole or in part, in any such action shall also be indemnified by the Corporation. It shall be a defense to any such action (other than an action brought to enforce a claim for the advance of costs, charges, and expenses under Section 8.4 where the required undertaking, if any, has been received by the Corporation) that the claimant has not met the standard of conduct, if any, set forth in the General Corporation Law, but, to the extent permitted by applicable law, the burden of proving that such standard of conduct has not been met shall be on the Corporation. To the extent permitted by applicable law, neither the failure of the Corporation (including its Board of Directors, its independent legal counsel, and its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct, if any, set forth in the General Corporation Law, nor the fact that there has been an actual determination by the Corporation (including its Board of Directors, its independent legal counsel, and its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

     Section 8.6  Other Rights; Continuation of Right of Indemnification.

     The indemnification provided by this Article Eighth shall not be deemed exclusive of any other rights to which a person seeking indemnification may be entitled under any law (common or statutory), agreement, vote of stockholders or disinterested directors, or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding office, and shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the estate, heirs, executors, and administrators of such person. All rights to indemnification under this Article Eighth shall be deemed to be a contract between the Corporation and each director and officer of the Corporation who serves or served in such capacity at any time while this Article Eighth is in effect. No amendment or repeal of this Article Eighth or of any relevant provisions of the General Corporation Law or any other applicable laws shall adversely affect or deny to any director or officer any rights to indemnification which such person may have, or change or release any obligations of the Corporation under this Article Eighth with respect to any costs, charges, expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement which arise out of an Proceeding based in whole or substantial part on any act, actual or alleged, which takes place before or while this Article Eighth is in effect. The provisions of this Section 8.6 shall apply to any such Proceeding whenever commenced, including any such Proceeding commenced after any amendment or repeal of this Article Eighth. The right to indemnification and advancement of expenses conferred on any person by this Article Eighth shall not limit the Corporation from providing any other indemnification permitted by law.

     Section 8.7   Definitions.

     For purposes of this Article Eighth:

     "the Corporation" includes any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence continued, would have had power and authority to indemnify its directors or officers, so that any person who is or was a director or officer of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, shall stand in the same position under the provisions of this Article Eighth with respect to the resulting or surviving corporation ass he would have with respect to such constituent corporation if its separate existence had continued;

     "other enterprises" includes employee benefit plans, including but not limited to any employee benefit plans of the Corporation;

     "serving at the request of the Corporation" includes, but is not limited to, any service which imposes duties on, or involves services by, a director or officer of the Corporation with respect to an employee benefit plan, its participants, or beneficiaries, including acting as a fiduciary there;

     "fines" shall include any penalties and any excise or similar taxes assessed on a person with respect to an employee benefit plan;

     a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the Corporation" as referred to in Section 8.1; and

     service as a partner, trustee, or member of management or similar committee of a partnership or joint venture, or as a director, officer, employee, or agent of a corporation which is a partner, trustee, or joint venturer, shall be considered service as a director, officer, employee, or agent of the partnership, joint venture, trust, or other enterprise.

     Section 8.8  Saving Clause.

     If this Article Eighth or any portion hereof shall be invalidated on any ground by a court of competent jurisdiction, then the Corporation shall nevertheless indemnify each director and officer of the Corporation as to costs, charges, expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement with respect to any action, suit, or proceeding, whether civil, criminal, administrative, or investigative, including an action by or in the right of the Corporation, to the full extent permitted by any applicable portion of this Article Eighth that shall not have been invalidated and to the full extent permitted by applicable law.

     Section 8.9  Indemnification of Other Persons.

     If authorized by the Board of Directors, the Corporation may indemnify and advance expenses to any other person whom it has the power to indemnify under the General Corporation Law to the fullest extent permitted by such statute.

     Section 8.10  Insurance.

     The Corporation may purchase and maintain insurance, at its expense, to protect itself and any director, officer, employee, or agent of the Corporation or another corporation, partnership, joint venture, trust, or other enterprises against any expense, liability or claim, whether or not the Corporation would have the power to indemnify such person under the General Corporation Law.

                                                                       EXHIBIT D

                      DISSENTERS RIGHTS PROVISIONS OF THE
                     PENNSYLVANIA BUSINESS CORPORATION LAW

     (S) 1930. Dissenters rights.

     (a) General rule. If any shareholder of a domestic business corporation that is to be a party to a merger or consolidation pursuant to a plan of merger or consolidation objects to the plan of merger or consolidation and complies with the provisions of Subchapter D of Chapter 15 (relating to dissenters rights), the shareholder shall be entitled to the rights and remedies of dissenting shareholders therein provided, if any. See also section 1906(c) (relating to dissenters rights upon special treatment).

     (b) Plans adopted by directors only. Except as otherwise provided pursuant to section 1571(c) (relating to grant of optional dissenters rights), Subchapter D of Chapter 15 shall not apply to any of the shares of a corporation that is a party to a merger or consolidation pursuant to section 1924(1)(i) (relating to adoption by board of directors).

     (c) Cross references. See sections 1571(b) (relating to exceptions) and 1904 (relating to de facto transaction doctrine abolished).


                                 SUBCHAPTER D
                               DISSENTERS RIGHTS

     (S) 1571. Application and effect of subchapter.

     (a) General rule. Except as otherwise provided in subsection (b), any shareholder of a business corporation shall have the right to dissent from, and to obtain payment of the fair value of his shares in the event of, any corporate action, or to otherwise obtain fair value for his shares, where this part expressly provides that a shareholder shall have the rights and remedies provided in this subchapter. See:

         Section 1906(c) (relating to dissenters rights upon special treatment).
         Section 1930        (relating to dissenters rights).
         Section 1931(d)     (relating to dissenters rights in share exchanges).
         Section 1932(c)     (relating to dissenters rights in asset transfers).
         Section 1952(d)     (relating to dissenters rights in division).
         Section 1962(c)     (relating to dissenters rights in conversion).
         Section 2104(b)     (relating to procedure).
         Section 2324 (relating to corporation option where a restriction on transfer of a security is held invalid).
         Section 2325(b)     (relating to minimum vote requirement).
         Section 2704(c)     (relating to dissenters rights upon election).
         Section 2705(d) (relating to dissenters rights upon renewal of election).
         Section 2907(a) (relating to proceedings to terminate breach of qualifying conditions).
         Section 7104(b)(3)  (relating to procedure).

     (b) Exceptions.

          (1) Except as otherwise provided in paragraph (2), the holders of the shares of any class or series of shares that, at the record date fixed to determine the shareholders entitled to notice of and to vote at the meeting at which a plan specified in any of section 1930, 1931(d), 1932(c) or 1952(d) is to be voted on, are either:

              (i) listed on a national securities exchange; or

              (ii) held of record by more than 2,000 shareholders;

shall not have the right to obtain payment of the fair value of any such shares under this subchapter.

      (2) Paragraph (1) shall not apply to and dissenters rights shall be available without regard to the exception provided in that paragraph in the case of:

           (i) Shares converted by a plan if the shares are not converted solely into shares of the acquiring, surviving, new or other corporation or solely into such shares and money in lieu of fractional shares.

           (ii) Shares of any preferred or special class unless the articles, the plan or the terms of the transaction entitle all shareholders of the class to vote thereon and require for the adoption of the plan or the effectuation of the transaction the affirmative vote of a majority of the votes cast by all shareholders of the class.

           (iii) Shares entitled to dissenters rights under section 1906(c) (relating to dissenters rights upon special treatment).

      (3) The shareholders of a corporation that acquires by purchase, lease, exchange or other disposition all or substantially all of the shares, property or assets of another corporation by the issuance of shares, obligations or otherwise, with or without assuming the liabilities of the other corporation and with or without the intervention of another corporation or other person, shall not be entitled to the rights and remedies of dissenting shareholders provided in this subchapter regardless of the fact, if it be the case, that the acquisition was accomplished by the issuance of voting shares of the corporation to be outstanding immediately after the acquisition sufficient to elect a majority or more of the directors of the corporation.

   (c) Grant of optional dissenters rights. The bylaws or a resolution of the board of directors may direct that all or a part of the shareholders shall have dissenters rights in connection with any corporate action or other transaction that would otherwise not entitle such shareholders to dissenters rights.

   (d) Notice of dissenters rights. Unless otherwise provided by statute, if a proposed corporate action that would give rise to dissenters rights under this subpart is submitted to a vote at a meeting of shareholders, there shall be included in or enclosed with the notice of meeting:

        (1) A statement of the proposed action and a statement that the shareholders have a right to dissent and obtain payment of the fair value of their shares by complying with the terms of this subchapter; and

        (2) A copy of this subchapter.

    (e) Other statutes. The procedures of this subchapter shall also be applicable to any transaction described in any statute other than this part that makes reference to this subchapter for the purpose of granting dissenters rights.

    (f) Certain provisions of articles ineffective. This subchapter may not be relaxed by any provision of the articles.

    (g) Cross references. See sections 1105 (relating to restriction on equitable relief), 1904 (relating to de facto transaction doctrine abolished) and 2512 (relating to dissenters rights procedure).

    (S) 1572. Definitions.

     The following words and phrases when used in this subchapter shall have the meanings given to them in this section unless the context clearly indicates otherwise:

         "Corporation." The issuer of the shares held or owned by the dissenter before the corporate action or the successor by merger, consolidation, division, conversion or otherwise of that issuer. A plan of division may designate which of the resulting corporations is the successor corporation for the purposes of this subchapter. The successor corporation in a division shall have the sole responsibility for payments to dissenters and other liabilities under this subchapter except as otherwise provided in the plan of division.

         "Dissenter." A shareholder of beneficial owner who is entitled to and does assert dissenters rights under this subchapter and who has performed every act required up to the time involved for the assertion of those rights.

         "Fair value." The fair value of shares immediately before the effectuation of the corporate action to which the dissenter objects taking into account all relevant factors, but excluding any appreciation or depreciation in anticipation of the corporate action.

         "Interest." Interest from the effective date of the corporate action until the date of payment at such rate as is fair and equitable under all the circumstances, taking into account all relevant factors including the average rate currently paid by the corporation on its principal bank loans.

      (S) 1573. Record and beneficial holders and owners.

      (a) Record holders of shares. A record holder of shares of a business corporation may assert dissenters rights as to fewer than all of the shares registered in his name only if he dissents with respect to all the shares of the same class or series beneficially owned by any one person and discloses the name and address of the person or persons on whose behalf he dissents. In that event, his rights shall be determined as if the shares as to which he has dissented and his other shares were registered in the names of different shareholders.

      (b) Beneficial owners of shares. A beneficial owner of shares of a business corporation who is not the record holder may assert dissenters rights with respect to shares held on his behalf and shall be treated as a dessenting shareholder under the terms of this subchapter if he submits to the corporation not later than the time of the assertion of dissenters rights a written consent of the record holder. A beneficial owner may not dissent with respect to some but less than all shares of the same class or series owned by the owner, whether or not the shares so owned by him are registered in his name.

      (S) 1574. Notice of intention to dissent.

      If the proposed corporate action is submitted to a vote at a meeting of shareholders of a business corporation, any person who wishes to dissent and obtain payment of the fair value of his shares must file with the corporation, prior to the vote, a written notice of intention to demand that he be paid the fair value for his shares if the proposed action is effectuated, must effect no change in the beneficial ownership of his shares from the date of such filing continuously through the effective date of the proposed action and must refrain from voting his shares in approval of such action. A dissenter who fails in any respect shall not acquire any right to payment of the fair value of his shares under this subchapter. Neither a proxy nor a vote against the proposed corporate action shall constitute the written notice required by this section.

      (S) 1575. Notice to demand payment.

      (a) General rule. If the proposed corporate action is approved by the required vote at a meeting of shareholders of a business corporation, the corporation shall mail a further notice to all dissenters who gave due notice of intention to demand payment of the fair value of their shares and who refrained from voting in favor of the proposed action. If the proposed corporate action is to be taken without a vote of shareholders, the corporation shall send to all shareholders who are entitled to dissent and demand payment of the fair value of their shares a notice of the adoption of the plan or other corporate action. In either case, the notice shall:

         (1) State where and when a demand for payment must be sent and certificates for certificated shares must be deposited in order to obtain payment.

         (2) Inform holders of uncertificated shares to what extent transfer of shares will be restricted from the time that demand for payment is received.

         (3) Supply a form for demanding payment that includes a request for certification of the date on which the shareholder, or the person on whose behalf the shareholder dissents, acquired beneficial ownership of the shares.

        (4) Be accompanied by a copy of this subchapter.

     (b) Time for receipt of demand for payment. The time set for receipt of the demand and deposit of certificated shares shall be not less than 30 days from the mailing of the notice.

     (S) 1576. Failure to comply with notice to demand payment, etc.

     (a) Effect of failure of shareholder to act. A shareholder who fails to timely demand payment, or fails (in the case of certificated shares) to timely deposit certificates, as required by a notice pursuant to section 1575 (relating to notice to demand payment) shall not have any right under this subchapter to receive payment of the fair value of his shares.

     (b) Restriction on uncertificated shares. If the shares are not represented by certificates, the business corporation may restrict their transfer from the time of receipt of demand for payment until effectuation of the proposed corporate action or the release of restrictions under the terms of section 1577(a) (relating to failure to effectuate corporate action).

     (c) Rights retained by shareholder. The dissenter shall retain all other rights of a shareholder until those rights are modified by effectuation of the proposed corporate action.

     (S) 1577. Release of restrictions or payment for shares.

     (a) Failure to effectuate corporate action. Within 60 days after the date set for demanding payment and depositing certificates, if the business corporation has not effectuated the proposed corporate action, it shall return any certificates that have been deposited and release uncertificated shares from any transfer restrictions imposed by reason of the demand for payment.

     (b) Renewal of notice to demand payment. When uncertificated shares have been released from transfer restrictions and deposited certificates have been returned, the corporation may at any later time send a new notice conforming to the requirements of section 1575 (relating to notice to demand payment), with like effect.

     (c) Payment of fair value of shares. Promptly after effectuation of the proposed corporate action, or upon timely receipt of demand for payment if the corporate action has already been effectuated, the corporation shall either remit to dissenters who have made demand and (if their shares are certificated) have deposited their certificates the amount that the corporation estimates to be the fair value of the shares, or give written notice that no remittance under this section will be made. The remittance or notice shall be accompanied by:

        (1) The closing balance sheet and statement of income of the issuer of the shares held or owned by the dissenter for a fiscal year ending not more than 16 months before the date of remittance or notice together with the latest available interim financial statements.

        (2) A statement of the corporation's estimate of the fair market value of the shares.

        (3) A notice of the right of the dissenter to demand payment or supplemental payment, as the case may be, accompanied by a copy of this subchapter.

     (d) Failure to make payment. If the corporation does not remit the amount of its estimate of the fair value of the shares as provided by subsection (c), it shall return any certificates that have been deposited and release uncertificated shares from any transfer restrictions imposed by reason of the demand for payment. The corporation may make a notation on any such certificate or on the records of the corporation relating to any such uncertificated shares that such demand has been made. If shares with respect to which notation has been so made shall be transferred, each new certificate issued therefor or the records relating to any transferred uncertificated shares shall bear a similar notation, together with the name of the original dissenting holder or owner of such shares. A transferee of such shares shall not acquire by such transfer any rights in the corporation other than those that the original dissenters had after making demand for payment of their fair value.

     (S) 1578.  Estimate by dissenter of fair value of shares.

     (a) General rule. If the business corporation gives notice of its estimate of the fair value of the shares, without remitting such amount, or remits payment of its estimate of the fair value of a dissenters shares as permitted by section 1577(c) (relating to payment of fair value of shares) and the dissenter believes that the amount stated or remitted is less than the fair value of his shares, he may send to the corporation his own estimate of the fair value of the shares, which shall be deemed a demand for payment of the amount or the deficiency.

     (b) Effect of failure to file estimate. Where the dissenter does not file his own estimate under subsection (a) within 30 days after the mailing by the corporation of its remittance or notice, the dissenter shall be entitled to no more than the amount stated in the notice or remitted to him by the corporation.

     (S) 1579.  Valuation proceedings generally.

     (a) General rule.  Within 60 days after the latest of:

         (1) Effectuation of the proposed corporate action;

         (2) Timely receipt of any demand for payment under section 1575 (relating to notice to demand payment); or

         (3) Timely receipt of any estimates pursuant to section 1578 (relating to estimate by dissenter of fair value of shares);

     If any demands for payment remain unsettled, the business corporation may file in court an application for relief requesting that the fair value of the shares be determined by the court.

     (b) Mandatory joinder of dissenters. All dissenters, wherever residing, whose demands have not been settled shall be made parties to the proceeding as in an action against their shares. A copy of the application shall be served on each such dissenter. If a dissenter is a nonresident, the copy may be served on him in the manner provided or prescribed by or pursuant to 42 Pa.C.S. Ch.53 (relating to bases of jurisdiction and interstate and international procedure).

     (c) Jurisdiction of the court. The jurisdiction of the court shall be plenary and exclusive. The court may appoint an appraiser to receive evidence and recommend a decision on the issue of fair value. The appraiser shall have such power and authority as may be specified in the order of appointment or in any amendment thereof.

     (d) Measure of recovery. Each dissenter who is made a party shall be entitled to recover the amount by which the fair value of his shares is found to exceed the amount, if any, previously remitted, plus interest.

     (e) Effect of corporation's failure to file application. If the corporation fails to file an application as provided in subsection (a), any dissenter who made a demand and who has not already settled his claim against the corporation may do so in the name of the corporation at any time within 30 days after the expiration of the 60-day period. If a dissenter does not file an application within the 30-day period, each dissenter entitled to file an application shall be paid the corporations estimate of the fair value of the shares and no more, and may bring an action to recover any amount not previously remitted.

     (S) 1580.  Costs and expenses of valuation proceedings.

     (a) General rule. The costs and expenses of any proceeding under section 1579 (relating to valuation proceedings generally), including the reasonable compensation and expenses of the appraiser appointed by the court, shall be determined by the court and assessed against the business corporation except that any part of the costs and expenses may be apportioned and assessed as the court deems appropriate against all or some of the dissenters who are parties and whose action in demanding supplemental payment under section 1578 (relating to estimate by dissenter of fair value of shares) the court finds to be dilatory, obdurate, arbitrary, vexatious or in bad faith.

     (b) Assessment of counsel fees and expert fees where lack of good faith appears. Fees and expenses of counsel and of experts for the respective parties may be assessed as the court deems appropriate against the corporation and in favor of any or all dissenters if the corporation failed to comply substantially with the requirements of this subchapter and may be assessed against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted in bad faith or in a dilatory, obdurate, arbitrary or vexatious manner in respect to the rights provided by this subchapter.

     (c) Award of fees for benefits to other dissenters. If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated and should not be assessed against the corporation, it may award to those counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.

                                                                      EXHIBIT E

                             [BERWIND LETTERHEAD]

                                   August 23, 1996

The Independent Committee of the
Board of Directors
Reading Company
30 South Fifteenth Street
13th floor
Philadelphia, PA 19102

Attention:    John W. Sullivan, Albert J. Tahmoush and Gregory R. Brundage
              ------------------------------------------------------------

Gentlemen:

     You have requested the opinion of Berwind Financial Group, L.P. ("Berwind") as to the fairness, from a financial point of view, as of the date hereof, to the shareholders of Reading Company (the "Company") of the Exchange Agreement among the Company, Reading Entertainment, Inc. ("Reading Entertainment"), a newly formed, wholly-owned subsidiary of the Company, the Company's affiliate Craig Corporation ("Craig"), Craig Management, Inc. ("CMI"), the Company's affiliate Citadel Holding Corporation ("Citadel"), and Citadel Acquisition Corp., Inc. ("CAC"), a wholly owned subsidiary of Citadel. Pursuant to this Exchange Agreement, the terms of which are more fully described in the proxy statement to be furnished to the shareholders of the Company, Reading Entertainment will issue 550,000 shares of Series B Voting Cumulative Convertible Preferred Stock ("Series B Preferred Stock"), $100 stated value per share, and 2,476,190 shares of Common Stock to Craig and CMI in exchange for certain assets now held by Craig and CMI and 70,000 shares of Series A Voting Cumulative Convertible Preferred Stock ("Series A Preferred Stock"), $100 stated value per share, to CAC for cash.

     Reading Entertainment will issue 550,000 shares of Series B Preferred Stock, with a conversion price of $12.25 per share, and 2,476,190 shares of Common Stock for three assets held by Craig and CMI which are:

     1) $69,365,000 face amount 10.5% Series B Preferred Stock of Stater Bros. Holdings Inc. ("Stater");

     2) Craig's 50% ownership interest and related interests in Reading International Cinemas LLC; and

     3)   $5,250,000 face amount 3% Citadel convertible preferred stock.

     In addition, Reading Entertainment will issue 70,000 shares of Series A Preferred Stock, with a conversion price of $11.50 per share, to CAC for $7,000,000 cash. Reading Entertainment will also grant Citadel and CAC certain rights, including an option for Citadel to require Reading Entertainment to acquire all or substantially all of Citadel's existing assets, together with any debt encumbering or related to such assets, in exchange for Reading Entertainment Common Stock at a price of $11.75 per share through October, 1997 and $12.25 per share thereafter, for net assets of up to $20,000,000, an additional $10,000,000 of net assets can be exchanged for Reading Entertainment Common Stock priced at market.

     Berwind, as part of its investment banking business, is regularly engaged in the valuation of assets, securities and companies in connection with various types of asset and security transactions, including mergers, acquisitions, private placements and valuations for various other purposes, and in the determination of adequate consideration in such transactions.

A.   Factors Considered
     ------------------

     In arriving at our opinions, we considered the following factors, among others, which we deemed relevant:

     1. Historical financial performances, current financial conditions including net operating loss carryfowards and future prospects of the Company, Craig, Citadel and Stater.

     2. Industry information and trends as they related to the Company, Citadel and Stater including, but not limited to, industry acquisition multiples.

     3. Stock market performance and trading activity of the Company, Craig, Citadel and Stater, where applicable, and comparison to reasonably similar public companies including, but not limited to, price to earnings ratios and future growth prospects, where applicable.

     4. Information, to the extent available, on merger and acquisition transactions involving similar companies.

     5. Discounted cash flow analysis and liquidation analysis, where applicable, for the Company, Craig, Citadel and Stater.

     6. Financial terms and conditions of the Reorganization, as more fully described in the preliminary proxy statement, and the Exchange Agreement.

B.   Documentation and Information Examined
     -------------------------------------

     Our financial analysis was based upon, but not limited to, a review of the following documents and information examined during the course of our analysis:

      1.   Preliminary Proxy Statement dated August 23, 1996 and its Exhibits.

      2. SEC filings by the Company, Craig, Citadel and Stater, including 10-K's for the Company for fiscal years 1990-1995, and for Craig, Citadel and Stater, for their respective fiscal years 1994 and 1995, 10-Q's for the quarters of the two most recent fiscal years and for the quarters of the current 1996 fiscal year. In addition, the SEC filing of the Exchange Offer of Stater dated July 21, 1994.

      3. Internally prepared projected income statements for the Company for the fiscal years 1996 through 2000, and for Stater for the fiscal years 1996 through 1998, as well as other data provided to us by these companies relating to their respective businesses. Stater permitted us to review, but did not provide written documents for, their projections.

      4. Asset value analysis of the Company and Citadel as of July 2, 1996 and July 19, 1996, respectively, prepared by their respective managements.

      5. Appraisals of the real estate assets of the Company and Citadel as of July 8, 1996 and July 16, 1996, respectively, prepared by their respective managements and underlying documentation for such appraisals.

C.    Persons Interviewed
      -------------------

      During the course of our analysis, we met with certain persons and discussed the Exchange Agreement and the respective companies' operations, historical financial statements and future prospects, who in our judgment, were capable of providing us with information necessary to completed the assignment. These interviews and meetings included, but were not limited to, Mr. James A. Wunderle, Executive Vice President, Chief Operating Officer, Chief Financial Officer and Treasurer of the Company, Mr. Steve Wesson, President and Chief Executive Officer of Citadel, Mr. Jack H. Brown, President of Stater, and Mr. Dennis N. Beal, Chief Financial Officer of Stater.

D.    Facilities Visited
      ------------------

      As part of the development of information and our opinion, we visited the Company's headquarters in Philadelphia, Pa., and Stater's headquarters in Colson, Calif., as well as one of Stater's grocery stores. With respect to Citadel's properties, we relied on valuations supplied by management and did not inspect these properties.

      Our opinion is given in reliance on information and representations made or given by the Company, Craig, Citadel and Stater and its officers, directors, auditors and other agents, and on filings, releases and other information issued by these companies including financial statements, financial projections and stock price data, as well as certain information from recognized independent sources. We have not independently verified the information concerning these companies nor other data which we have considered in our review and, for purposes of the opinion set forth below, we have assumed and relied upon the accuracy and completeness of all such information and data. Additionally, we assume that the Exchange Agreement is, in all respects, lawful under applicable corporate and tax law.

     With regard to financial and other information relating to the projected performance of Company and Stater, we have assumed that such information has been reasonably prepared and reflects the best currently available estimates and judgments of the management of Reading and Stater as to their most likely future performance. With respect to valuations, we have not assumed any responsibility for any independent valuation or appraisal of any of the assets or liabilities of the Company or Citadel. In using independent valuations or appraisals in our analysis, we have accepted these valuations and appraisals as they have been submitted to us by management and have not independently verified such information. In rendering this opinion, we have assumed that, in the course of obtaining the necessary regulatory approvals for the Exchange Agreement and in preparation of the proxy statement, no conditions will be imposed that will have a material adverse affect on the contemplated benefits of the Exchange Agreement to the shareholders of the Company.

     This opinion is necessarily based on economic, market, financial and other conditions as they exist, and on the information made available to us, as of the date of the letter. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. We are expressing no opinion herein as to the prices at which the common shares of the Company will actually trade at any point in time. Our opinion does not constitute a recommendation to the Independent Committee of the Board of Directors of the Company and does not constitute a recommendation to any shareholder as to how such shareholder should vote on the Exchange Agreement.

     This letter is for the information of the Independent Committee of the Board of Directors of the Company only in their evaluation of the Exchange Agreement and may not be relied upon by any other person. This letter is not to be quoted or referred to, in whole or in part, in any registration statement, prospectus, or in any other document used in connection with the offering or sale of securities, nor shall this letter be used for any other purposes, without prior written consent, except that this opinion may be included in its entirety as an appendix to the Company's proxy statement furnished to the Company's shareholders in connection with the Exchange Agreement. The opinion may be summarized and referred to in other sections of the proxy statement subject to our review and approval.

     Based on the foregoing and such other factors as we deem relevant, it is our opinion that, as of the date hereof, the terms of the Exchange Agreement, taken as a whole, are fair, from a financial point of view, to the shareholders of the Company.

                                  Sincerely,

                                  Berwind Financial Group, L.P.

                                                                     EXHIBIT F



                               EXCHANGE AGREEMENT

                         DATED AS OF SEPTEMBER 4, 1996

                                  BY AND AMONG


                          READING ENTERTAINMENT, INC.
                                READING COMPANY
                               CRAIG CORPORATION
                             CRAIG MANAGEMENT, INC.
                          CITADEL HOLDING CORPORATION
                                      AND
                        CITADEL ACQUISITION CORP., INC.

                               TABLE OF CONTENTS
                               -----------------


                                                                           Page

1.   DEFINITIONS...........................................................   1

2.   EXCHANGE..............................................................   4
     2.1   Assets to be Exchanged by Craig.................................   4
     2.2   Assets to be Exchanged by CMI...................................   4
     2.3   Assets to be Transferred by CAC.................................   4
     2.4   Assets to be Exchanged by Reading Entertainment and Citadel.....   4
     2.5   Instruments of Conveyance and Transfer..........................   4
     2.6   Closing.........................................................   4
     2.7   Dividends.......................................................   4

3.   REPRESENTATIONS AND WARRANTIES OF READING AND
     READING ENTERTAINMENT.................................................   5
     3.1   Organization and Authorization..................................   5
     3.2   Non-Contravention...............................................   5
     3.3   Capital Stock...................................................   5
     3.4   SEC Reports.....................................................   7
     3.5   No Adverse Changes..............................................   7
     3.6   Approvals.......................................................   8
     3.7   Litigation......................................................   8
     3.8   Regulatory Compliance...........................................   8
     3.9   Brokers.........................................................   8
     3.10  Accuracy of Information Furnished...............................   8
     3.11  Investment Representation.......................................   8
     3.12  Title to Assets.................................................   9
     3.13  Further Investment Representation...............................   9

4.   REPRESENTATIONS AND WARRANTIES OF CRAIG AND CMI.......................  10
     4.1   Organization and Authorization..................................  10
     4.2   Non-Contravention...............................................  10
     4.3   Approvals.......................................................  11
     4.4   Interest in Reading International...............................  11
     4.5   Title to Assets.................................................  11
     4.6   Accuracy of Information Furnished...............................  11
     4.7   Securities Law Compliance.......................................  11
     4.8   Brokers.........................................................  12
     4.9   Stater Financial Condition......................................  12
     4.10  Investment Representation.......................................  12
     4.11  CMI.............................................................  12

5.   REPRESENTATIONS AND WARRANTIES OF CITADEL AND CAC.....................  13
     5.1   Organization and Authorization..................................  13
     5.2   Non-Contravention...............................................  13
     5.3   Approvals.......................................................  13
     5.4   Accuracy of Information Furnished...............................  13
     5.5   Securities Law Compliance.......................................  14

     5.6   Brokers.........................................................  14
     5.7   Investment Representation.......................................  14
     5.8   Independent Continuing Directors................................  15
     5.9   Capital Stock...................................................  15

6.   SHAREHOLDER APPROVAL; PROXY AND REGISTRATION FILINGS..................  15
     6.1   Shareholder Approval............................................  15
     6.2   Proxy Statement and Registration Statement......................  15

7.   COVENANTS.............................................................  16
     7.1   Covenants of Craig, CMI, Citadel and CAC........................  16
     7.2   Covenants of Reading and Reading Entertainment..................  17
     7.3   Access..........................................................  18
     7.4   Citadel Contributions...........................................  18

8.   CONDITIONS............................................................  18
     8.1   Conditions Precedent to the Obligations of All Parties..........  18
     8.2   Additional Conditions Precedent to the Obligations of Reading
           and Reading Entertainment.......................................  19
     8.3   Additional Conditions Precedent to the Obligations of Craig
           and CMI.........................................................  20
     8.4   Additional Conditions Precedent to the Obligations of CAC and
           Citadel.........................................................  21

9.   TERMINATION...........................................................  23
     9.1   Termination.....................................................  23
     9.2   Written Notice..................................................  23
     9.3   Effect of Termination...........................................  23

10.  GENERAL PROVISIONS....................................................  23
     10.1  Survival of Representations and Warranties......................  23
     10.2  Notices.........................................................  23
     10.3  Amendment and Waiver............................................  24
     10.4  Counterparts....................................................  25
     10.5  Assignability...................................................  25
     10.6  Entire Agreement................................................  25
     10.7  Applicable Law..................................................  25
     10.8  Headings........................................................  25
     10.9  Costs and Expenses..............................................  25

Exhibit 1    -    Certificate of Designations, Preferences, and Rights of Series
                  A Voting Cumulative Convertible Preferred Stock and Series B
                  Voting Cumulative Convertible Preferred Stock of Reading
                  Entertainment, Inc.

Exhibit 5.9    -    Certificate of Designation of the Series B 3% Cumulative
                    Voting Convertible Preferred Stock of Citadel Holding
                    Corporation.

Exhibit 8.4(e) -    Asset Put and Registration Rights Agreement

                               EXCHANGE AGREEMENT

       This Exchange Agreement (the "Agreement") is made and entered into as of this 4th day of September, 1996 by and among Reading Entertainment, Inc., a Delaware corporation ("Reading Entertainment"), Reading Company, a Pennsylvania corporation ("Reading"), Craig Corporation, a Delaware corporation ("Craig"), Craig Management, Inc., a California corporation ("CMI"), Citadel Holding Corporation, a Delaware corporation ("Citadel"), and Citadel Acquisition Corp., Inc., a Delaware corporation ("CAC"), with reference to the following:

       A. Reading and Reading Entertainment desire that Reading Entertainment exchange its securities for assets, including cash, as described herein, for the purpose of enhancing its capitalization to further the development and expansion of its Beyond-the-Home Entertainment business.

       B. Craig currently participates with Reading in its Beyond-the-Home Entertainment business and Craig desires to broaden its participation in Reading's Beyond-the-Home Entertainment business by acquiring a further equity interest in Reading Entertainment.

       C. Citadel, which as a result of a recapitalization of its principal asset in 1994, has assets currently consisting of cash and certain illiquid assets, desires to deploy a portion of its available liquid assets in Reading's Beyond-the-Home Entertainment business by acquiring an equity interest in Reading Entertainment.

       D. The parties hereto intend that the transaction qualify for nonrecognition treatment as an exchange pursuant to Section 351 of the Internal Revenue Code of 1986, as amended (the "Code").

       E. Prior to the exchange transaction described herein Reading Entertainment intends to form a wholly owned subsidiary ("Entertainment Subsidiary"), and Entertainment Subsidiary shall be merged into Reading in a transaction qualifying as a reorganization under Section 368(a)(1)(A) of the Code, with each holder of Reading Class A Common Stock and Reading Common Stock receiving shares of Reading Entertainment Common Stock (the "Reorganization").

       NOW, THEREFORE, in consideration of the foregoing and the representations, warranties and agreements set forth herein the parties hereto agree as follows:

1.     DEFINITIONS

       For purposes of this Agreement the following terms shall have the meanings set forth:

       "Asset Put" shall have the meaning set forth in the Option Agreement.

       "CAC" shall have the meaning set forth in the preface to this Agreement. CAC is a wholly owned subsidiary of Citadel.

       "Certificate of Designations" shall have the meaning set forth in
Section 3.3(a) of this Agreement.

                                      1.

       "Citadel" shall have the meaning set forth in the preface to this Agreement.

       "Citadel Certificate of Designation" shall have the meaning set forth in
Section 5.9 of this Agreement.

       "Citadel Common Stock" shall mean the Common Stock of Citadel.

       "Citadel Preferred Stock" shall mean the 3% Cumulative Voting Convertible Preferred Stock of Citadel, stated value $3.95 per share.

       "Closing" and "Closing Date" shall have the meanings set forth in
Section 2.6 of this Agreement.

       "CMI" shall have the meaning set forth in the preface to this Agreement. CMI is a wholly owned subsidiary of Craig.

       "Code" shall have the meaning set forth in the preface to this Agreement.

       "Craig" shall have the meaning set forth in the preface to this Agreement.

       "Entertainment Subsidiary" shall have the meaning set forth in the preface to this Agreement.

       "Exchange" refers to and means the exchange of assets for Reading Entertainment Preferred Stock described in Sections 2.1, 2.2 and 2.3 to this Agreement.

       "LLC Agreement" shall have the meaning set forth in Section 4.4 to this Agreement.

       "Option Agreement" shall have the meaning set forth in Section 8.4(e) to this Agreement.

       "Original Citadel Certificate of Designation" shall mean the Certificate of Designation of the Citadel Preferred Stock.

       "Prospectus" shall have the meaning set forth in Section 6.2(c) of this Agreement.

       "Proxy Statement" shall have the meaning set forth in Section 6.2(a) of this Agreement.

       "Reading" shall have the meaning set forth in the preface to this Agreement.

       "Reading Class A Common Stock" shall mean the Class A Common Stock of Reading.

       "Reading Common Stock" shall mean the Common Stock of Reading.

       "Reading Entertainment" shall have the meaning set forth in the preface to this Agreement.

       "Reading Entertainment Common Stock" shall mean the $0.001 par value Common Stock of Reading Entertainment.

                                      2.

       "Reading Entertainment Preferred Stock" shall mean the Reading Entertainment Series A Preferred Stock and the Reading Entertainment Series B Preferred Stock, collectively.

       "Reading Entertainment Series A Preferred Stock" shall mean the Series A Voting Cumulative Convertible Preferred Stock of Reading Entertainment, $100 stated value per share, having the rights, preferences and privileges set forth in Exhibit 1 to this Agreement.

       "Reading Entertainment Series B Preferred Stock" shall mean the Series B Voting Cumulative Convertible Preferred Stock of Reading Entertainment, $100 stated value per share, having the rights, preferences and privileges set forth in Exhibit 1 to this Agreement.

       "Reading Holdings" shall mean Reading Holdings, Inc., a Delaware corporation. Reading Holdings is a wholly owned subsidiary of Reading.

       "Reading International" shall mean Reading International Cinemas LLC, a Delaware limited liability company. Reading International is owned equally by Craig and Reading Investment.

       "Reading Investment" shall mean Reading Investment Company, Inc., a Delaware corporation. Reading Investment is an indirect wholly owned subsidiary of Reading.

       "Reading SEC Reports" shall have the meaning set forth in Section 3.4 of this Agreement.

       "Reading's Stock Option Plans" shall mean the 1982 Incentive Stock Option Plan, the 1982 Non-qualified Option Plan and the 1992 Non-qualified Stock Option Plan.

       "Reading Shareholders" shall have the meaning set forth in Section 6.1 of this Agreement.

       "Registration Statement" shall have the meaning set forth in
Section 6.2(c) of this Agreement.

       "Reorganization" shall have the meaning set forth in the preface to this Agreement.

       "Securities Act" shall mean the Securities Act of 1933, as amended.

       "Securities Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

       "SEC" shall mean the Securities and Exchange Commission.

       "Series B Citadel Preferred Stock" shall mean the Series B 3% Cumulative Voting Convertible Preferred Stock of Citadel, stated value $3.95 per share.

       "Stater" shall mean Stater Bros. Holdings Inc., a Delaware corporation.

       "Stater Preferred Stock" shall mean the Series B Preferred Stock of
Stater.

                                      3.

2.     EXCHANGE

       2.1    Assets to be Exchanged by Craig. Subject to the terms and
              -------------------------------
conditions of this Agreement, at the Closing, Craig shall deliver to Reading Entertainment all of Craig's right, title and interest in and to (i) its ownership interest in Reading International and (ii) its 1,329,114 shares of Citadel Preferred Stock, in exchange for 125,098 shares of Reading Entertainment Series B Preferred Stock and 563,210 shares of Reading Entertainment Common Stock.

       2.2    Assets to be Exchanged by CMI. Subject to the terms and conditions
              -----------------------------
of this Agreement, at the Closing, CMI shall deliver to Reading Entertainment all of CMI's right, title and interest in and to 693,650 shares of Stater Preferred Stock in exchange for 424,902 shares of Reading Entertainment Series B Preferred Stock and 1,912,980 shares of Reading Entertainment Common Stock.

       2.3    Assets to be Transferred by CAC. Subject to the terms and
              -------------------------------
conditions of this Agreement, at the Closing, CAC shall purchase from Reading Entertainment 70,000 shares of Reading Entertainment Series A Preferred Stock, for an aggregate cash purchase price of $7.0 million, by wire transfer of immediately available funds.

       2.4    Assets to be Exchanged by Reading Entertainment and Citadel.
              -----------------------------------------------------------
Subject to the terms and conditions of this Agreement, at the Closing, Reading Entertainment shall deliver to Citadel all of Reading Entertainment's right, title and interest in and to the 1,329,114 shares of Citadel Preferred Stock which Craig shall have delivered to Reading Entertainment pursuant to
Section 2.1 above, in exchange for 1,329,114 shares of Series B Citadel Preferred Stock. Upon such exchange, the 1,329,114 shares of Citadel Preferred Stock shall be cancelled by Citadel.

       2.5    Instruments of Conveyance and Transfer. The conveyance, transfer
              --------------------------------------
and delivery to Reading Entertainment of the assets being exchanged by Craig and CMI as herein provided, shall be effected by such stock powers, assignments, bills of sale, checks and other instruments of transfer and conveyance as shall be in form reasonably acceptable to Reading Entertainment.

       2.6    Closing. Subject to the conditions set forth in Article 8, unless
              -------
this Agreement shall have been terminated as provided in Article 9, the consummation of the transactions described in Sections 2.1, 2.2, 2.3 and 2.4 above (the "Closing") shall take place at the offices of Duane, Morris & Heckscher, 1201 Market Street, Suite 1500, Wilmington, Delaware 19801-0195, on the day of the meeting of shareholders of Reading described in Article 6 of this Agreement, or as soon thereafter as is practicable (the "Closing Date").

       2.7    Dividends. At the Closing, Reading Entertainment shall pay to
              ---------
Craig, by certified or cashiers check, any and all accrued but unpaid dividends with respect to the Citadel Preferred Stock and shall pay to CMI, by certified or cashiers check, any and all accrued but unpaid dividends with respect to the Stater Preferred Stock (in each case, excluding dividends which have been declared and are payable to holders of record on a date prior to the Closing
Date).

                                      4.

3.     REPRESENTATIONS AND WARRANTIES OF READING AND READING ENTERTAINMENT

       Reading and Reading Entertainment hereby jointly and severally represent and warrant to Craig, CMI, Citadel and CAC as follows:

       3.1    Organization and Authorization.  Reading and Reading Entertainment
              ------------------------------
are corporations duly organized, validly existing and in good standing under the laws of the States of Pennsylvania and Delaware, respectively, and each has full corporate power and all necessary authorizations to own all of its properties and assets and to carry on its business as it is now being conducted. Reading and Reading Entertainment are each duly qualified to do business and are in good standing in each jurisdiction in which the nature of its or their business or character of its or their properties requires such qualification and where the failure to be so qualified would materially and adversely affect either corporation or its or their business, properties or rights. Reading and Reading Entertainment have delivered to Craig and Citadel complete and correct copies of their Articles of Incorporation and Certificate of Incorporation, respectively, and their By-Laws, as amended and in effect on the date of this Agreement. Reading and Reading Entertainment each have all requisite corporate power to execute, deliver and perform their obligations under this Agreement. The execution, delivery and performance of this Agreement by Reading and Reading Entertainment, and the consummation by each of them of the transactions contemplated hereby, have been duly authorized by the Boards of Directors of Reading and Reading Entertainment, subject only to obtaining shareholder approval of the Reading Shareholders. This Agreement has been duly executed and delivered by Reading and Reading Entertainment and constitutes a valid and binding agreement of Reading and Reading Entertainment, enforceable in accordance with its terms except to the extent the enforcement thereof may be limited by bankruptcy, insolvency, rehabilitation, moratorium and similar laws now or hereafter in effect relating to creditor's rights generally or by general equitable principles.

       3.2    Non-Contravention. The execution and delivery of this Agreement do
              -----------------
not and the consummation of the transactions contemplated hereby will not
(a) violate the Articles of Incorporation or By-laws of Reading or the Certificate of Incorporation or By-Laws of Reading Entertainment, (b) violate any material provision of or result in the breach or the acceleration of or entitle any party to accelerate (whether after the giving of notice or the lapse of time or both) any material obligation under any material mortgage, lease, agreement, judgment or decree, to which either Reading or Reading Entertainment is a party or by which either is bound, (c) result in the creation or imposition of any lien, charge, pledge, security interest or other encumbrance on any property of Reading or Reading Entertainment, or (d) to the knowledge of either Reading or Reading Entertainment, violate or conflict with any law, ordinance or rule to which either is subject.

       3.3    Capital Stock.
              -------------

              (a) The authorized and outstanding capital stock of Reading is as set forth in the Reading SEC Reports (subject only to changes in the outstanding Reading Class A Common Stock which may occur through the Closing solely from the exercise of options granted pursuant to Reading's Stock Option Plans or the exchange of shares of Reading Common Stock for shares of Reading Class A Common Stock) and the outstanding capital stock of Reading Entertainment will at the Closing consist solely of Reading Entertainment

                                      5.

Common Stock, of which not more than 4,973,175 shares will be issued and outstanding (plus any shares which may be issued and outstanding as a result of the exercise of options granted pursuant to Reading's Stock Option Plans and the shares of Reading Entertainment Common Stock and Reading Entertainment Preferred Stock to be issued hereunder). All of such issued and outstanding shares of capital stock are validly issued and outstanding, fully paid and nonassessable. The shares of Reading Entertainment Preferred Stock and Reading Entertainment Common Stock to be issued pursuant to this Agreement have been duly authorized, and, when issued and paid for pursuant to the terms hereof, will be validly issued, fully paid and non-assessable and will be entitled to all the rights, preferences and privileges set forth in the Certificate of Designations, Preferences and Rights of Series A Voting Cumulative Convertible Preferred Stock and Series B Voting Cumulative Convertible Preferred Stock of Reading Entertainment, Inc. (the "Certificate of Designations"), attached as Exhibit 1 hereto. The shares of Reading Entertainment Common Stock issuable upon conversion of the Reading Entertainment Preferred Stock have been duly authorized and reserved for issuance upon such conversion and, when issued and delivered on such conversion in accordance with the terms of the Certificate of Designations, will be validly issued, fully paid and non-assessable. The certificates representing the shares of Reading Entertainment Preferred Stock and Reading Entertainment Common Stock to be issued pursuant to this Agreement will be in due and proper form. All corporate action required to be taken for the authorization and issuance of the Reading Entertainment Preferred Stock and the Reading Entertainment Common Stock to be issued pursuant to this Agreement has been duly and validly taken. At or prior to the Closing, the Certificate of Designations will have been filed with the Secretary of State of the State of Delaware.

              (b) Except as described herein and in the Reading SEC Reports, there are no outstanding subscriptions, options, conversion rights, warrants or other agreements or commitments of any nature whatsoever obligating either Reading or Reading Entertainment to issue, deliver or sell, or cause to be issued, delivered or sold, any additional shares of capital stock of either Reading or Reading Entertainment or obligating either Reading or Reading Entertainment to grant, extend or enter into any such agreement or commitment. The shareholders of Reading and Reading Entertainment do not have any preemptive rights or other rights to subscribe for additional shares of Reading or Reading Entertainment, and no preemptive or similar rights will arise as a result of the transactions contemplated by this Agreement. Except as set forth in the Reading SEC Reports, there are no voting trusts, voting agreements, irrevocable proxies or other agreements to which either Reading or Reading Entertainment is a party, or of which either Reading or Reading Entertainment has knowledge, in effect relating to the voting or transfer of any shares of Reading or Reading Entertainment capital stock.

              (c) Upon acquisition of the Reading Entertainment Series A Preferred Stock pursuant to Section 2.3 of this Agreement, CAC will not be prohibited or otherwise limited in any manner, including without limitation under Delaware General Corporation Law Section 160(a), from voting in all respects its shares of Reading Entertainment Series A Preferred Stock in accordance with the Certificate of Incorporation of Reading Entertainment, except that no such representation or warranty is given with respect to such shares of Reading Entertainment Series A Preferred Stock, if any, as are required by generally accepted accounting principles to be reflected on the financial statements of Reading Entertainment as a reciprocal stockholding.

                                      6.

       3.4    SEC Reports. All reports required to be filed by Reading with the
              -----------
SEC since December 1, 1995 (the "Reading SEC Reports") are in compliance in all material respects with the respective report forms and were complete and correct in all material respects as of the date on which the information was furnished. As of the date each Reading SEC Report was filed with the SEC, such Reading SEC Report did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading. The financial statements of Reading contained in the Reading
SEC Reports were prepared in accordance with the books and records of Reading and were prepared in accordance with generally accepted accounting principles applied on a consistent basis and present fairly the financial condition of Reading as of the respective dates indicated therein and the results of operations and changes in financial position for the periods so indicated.

       3.5    No Adverse Changes. Except as set forth in the Reading SEC
              ------------------
Reports, since March 31, 1996, Reading has conducted its business only in the ordinary course, there has not been any material adverse change in the business, financial condition, assets, liabilities, properties or business operations of Reading or Reading Entertainment, and, except as contemplated by the Reorganization or this Agreement, neither Reading nor Reading Entertainment has:

              (a) issued or sold any stock, notes, bonds or other securities, or any option to purchase the same, or entered into any agreement with respect thereto, except the issuance of Reading Class A Common Stock upon the exercise of options granted under Reading's Stock Option Plans or the issuance of Reading Class A Common Stock in exchange for Reading Common Stock;

              (b) declared, set aside or made any dividend or other distribution on capital stock or redeemed, purchased or acquired any shares thereof or entered into any agreement in effect to the foregoing;

              (c)   amended its Articles of Incorporation or By-Laws;

              (d) other than in the ordinary course of business, purchased, sold, assigned or transferred any material tangible assets (except for an interest in the Angelika Film Center as to which Reading Investment has entered into a binding contract of purchase) or any material license, franchise or other intangible asset; except as disclosed in the SEC Reports, mortgaged, pledged, granted or suffered to exist any lien or other encumbrance or charge on any material assets or properties, tangible or intangible, other than liens for taxes not yet delinquent and such other liens, encumbrances or charges which do not materially adversely affect the business or financial condition of Reading or Reading Entertainment; or waived any rights of material value or cancelled any material debts or claims;

              (e) entered into any material contract or commitment other than contracts or commitments made in the ordinary course of business or pursuant to or in connection with this Agreement or the Reorganization;

              (f) made or suffered any material amendment, modification or termination of any material contract, commitment or obligation to which Reading is a party;

                                      7.

              (g) borrowed or loaned any money other than pursuant to agreements disclosed in the Reading SEC Reports;

              (h)   changed its method of accounting; or

              (i) agreed, whether in writing or otherwise, to take any action described in this Section 3.5.

       3.6    Approvals. No consent, approval, order or authorization of, or
              ---------
registration, declaration or filing with any governmental authority is required in connection with the execution and delivery of this Agreement by Reading and Reading Entertainment or the consummation by Reading or Reading Entertainment of the transactions contemplated hereby, except as contemplated by Article 6 of this Agreement.

       3.7    Litigation. Except as set forth in the Reading SEC Reports, there
              ----------
are no actions, suits or proceedings or investigations pending at law or in equity in any court or before any foreign, federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality or, to the knowledge of Reading, threatened against or affecting it which, if adversely determined would be reasonably likely to materially and adversely affect the business, operations or financial condition of Reading or Reading Entertainment.

       3.8    Regulatory Compliance.  Except as set forth in the Reading SEC
              ---------------------
Reports, each of Reading and Reading Entertainment is in substantial compliance with all material federal, state, local and foreign laws and regulations applicable to it, including, without limitation, environmental laws.

       3.9    Brokers.  All negotiations relating to this Agreement and the
              -------
transactions contemplated hereby have been carried on without the intervention of any person acting on behalf of either Reading or Reading Entertainment who has or may have a valid claim against any of the parties to this Agreement for any broker's or finder's fee or similar compensation, other than such fee as may be payable by Reading to Berwind Financial Group, L.P., the financial advisor to the Independent Committee of the Board of Directors of Reading.

       3.10   Accuracy of Information Furnished. The certificates, statements,
              ---------------------------------
and other information furnished to Craig, CMI, Citadel and CAC in writing by or on behalf of Reading or Reading Entertainment in connection with the transactions contemplated hereby do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no representation is made as to any financial projections contained in such information other than that any such financial projections were prepared in good faith based upon assumptions that Reading believes are reasonable.

       3.11   Investment Representation.  Reading Entertainment represents and
              -------------------------
warrants to Craig and CMI that the shares of Stater Preferred Stock and Citadel Preferred Stock to be received by Reading Entertainment pursuant to Sections 2.1 and 2.2 hereof and any shares of Citadel Common Stock received upon conversion, if any, of the Citadel Preferred Stock are being or will be acquired for investment and not with a view to the sale or distribution of any part thereof, and that it has no present intention of selling, granting participation in or

                                      8.

otherwise distributing the same in a transaction which would result in a violation of the Securities Act. Reading Entertainment and Reading further represent that there is no contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person with respect to any of the shares of Stater Preferred Stock or Citadel Preferred Stock being acquired pursuant to Sections 2.1 and 2.2 hereof. Reading Entertainment understands that the shares being acquired by it as described above have not been registered under the Securities Act on the ground that the exchange provided for in this Agreement and the issuance of securities are exempt pursuant to Sections 4(1) and 4(2) of the Securities Act, and that Craig's and CMI's reliance on such exemption is predicated on the representations set forth herein. Each certificate representing the Stater Preferred Stock and the Citadel Preferred Stock and any shares of Citadel Common Stock issued upon conversion of shares of the Citadel Preferred Stock may be endorsed with the following legend:

       THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE OFFERED FOR SALE, SOLD OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES AT OF 1933 (THE "ACT") OR PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE ACT, THE AVAILABILITY OF WHICH IS TO BE ESTABLISHED TO THE SATISFACTION OF THE COMPANY.

Reading Entertainment understands that Stater and/or Citadel may instruct their transfer agent not to register the transfer of any of its securities unless the transfer is under conditions which do not violate the Securities Act.

       3.12   Title to Assets. Upon consummation of the exchange contemplated by
              ---------------
Section 2.1 of this Agreement, Reading will own and have, and at the Closing will deliver to Citadel, to the extent received from Craig, good and marketable title to its interest in the Citadel Preferred Stock being transferred hereunder, free and clear of any mortgage, lien, pledge, charge, claim, conditional sales or other agreement, lease, right or encumbrance, other than the provisions of the Original Citadel Certificate of Designation.


       3.13   Further Investment Representation. Reading Entertainment
              ---------------------------------
represents and warrants to Citadel that the shares of Series B Citadel Preferred Stock to be received by it pursuant to Section 2.4 hereof and any shares of Citadel Common Stock received upon conversion of said shares of Series B Citadel Preferred Stock are being or will be acquired for investment and not with a view to the sale or distribution of any part thereof, and that Reading Entertainment has no present intention of selling, granting participation in or otherwise distributing the same in a transaction which would result in a violation of the Securities Act. Reading Entertainment further represents that it has no contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person with respect to any of the shares of Series B Citadel Preferred Stock being acquired pursuant to Section 2.4 hereof. Reading Entertainment understands that the shares of Series B Citadel Preferred Stock being acquired hereunder and the shares of Citadel Common Stock received upon any conversion of the Series B Citadel Preferred Stock have not been and will not be registered under the Securities Act on the ground that the exchange provided for in this Agreement and the issuance of such securities are exempt pursuant to Section 4(2) of the Securities Act, and that Citadel's reliance on such exemption is predicated on the

                                      9.

representations set forth herein. Each certificate representing the Series B Citadel Preferred Stock and any shares of Citadel Common Stock issued upon conversion of shares of Series B Citadel Preferred Stock may be endorsed with the following legend:

       THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE OFFERED FOR SALE, SOLD OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 (THE "ACT") OR PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE ACT, THE AVAILABILITY OF WHICH IS TO BE ESTABLISHED TO THE SATISFACTION OF THE COMPANY.

Citadel may also instruct its transfer agent not to register the transfer of any securities unless the conditions specified in the foregoing legend are satisfied.

4.     REPRESENTATIONS AND WARRANTIES OF CRAIG AND CMI

       Craig and CMI hereby jointly and severally represent and warrant to Reading, Reading Entertainment, Citadel and CAC as follows:

       4.1    Organization and Authorization. Craig and CMI are corporations
              ------------------------------
duly organized, validly existing and in good standing under the laws of the State of Delaware and California, respectively, and each has the full corporate power and all necessary authorizations to own all of its properties and assets and to carry on its business as it is now being conducted. Craig and CMI are each duly qualified to do business and are in good standing in each jurisdiction in which the nature of its or their business or character of its or their properties requires such qualification and where the failure to be so qualified would materially and adversely affect either corporation or its or their business, properties or rights. Craig and CMI have each delivered to Reading and Reading Entertainment complete and correct copies of their Certificate of Incorporation and Articles of Incorporation, respectively, and their By-Laws, as amended and in effect on the date of this Agreement. Craig and CMI each have all requisite corporate power to execute, deliver and perform their obligations under this Agreement. The execution, delivery and performance of this Agreement by Craig and CMI, and the consummation by each of them of the transactions contemplated hereby, have been duly authorized by the Boards of Directors of Craig and CMI and the shareholder of CMI, and no shareholder approval of Craig is required. Neither Craig nor CMI is an "investment company" as defined in the Investment Company Act of 1940, as amended. This Agreement has been duly executed and delivered by Craig and CMI and constitutes a valid and binding agreement of Craig and CMI, enforceable in accordance with its terms except to the extent the enforcement thereof may be limited by bankruptcy, insolvency, rehabilitation, moratorium and similar laws now or hereafter in effect relating to creditor's rights generally or by general equitable principles.

       4.2    Non-Contravention. The execution and delivery of this Agreement do
              -----------------
not and the consummation of the transactions contemplated hereby will not (a) violate the Articles of Incorporation or By-Laws of CMI or the Certificate of Incorporation or By-Laws of Craig, (b) violate any provision of or result in the breach or the acceleration of or entitle any party to accelerate (whether after the giving of notice or the lapse of time or both) any material obligation under any mortgage, lease, agreement, license or instrument, or any order, arbitration award, judgment or decree, to which Craig or CMI is a party or by which either is bound, (c)

                                      10.

result in the creation or imposition of any lien, charge, pledge, security interest or other encumbrance on any property of Craig or CMI, or (d) to the knowledge of either Craig or CMI, violate or conflict with any law, ordinance or rule to which either is subject.

       4.3    Approvals. No consent, approval, order or authorization of, or
              ---------
registration, declaration or filing with any governmental authority is required in connection with the execution and delivery of this Agreement by Craig and CMI or the consummation by Craig or CMI of the transactions contemplated hereby.

       4.4    Interest in Reading International. Craig owns a membership
              ---------------------------------
interest in Reading International entitling it to a 50% allocable share in the net profits, net losses and similar items and in distributions from Reading International. Craig's interest in Reading International is as set forth in
(i) the Limited Liability Company Agreement (the "LLC Agreement") entered into as of November 9, 1995 between Craig and Reading Investment, which LLC Agreement is in full force and effect and has not been modified or amended, and (ii) the RC Revocable Trust dated as of November 9, 1995 between Craig, Reading Investment and CMI as the trustee relating to rights upon the liquidation of Reading International, which agreement is in full force and effect and has not been modified or amended.

       4.5    Title to Assets. Craig owns and has, and Reading Entertainment
              ---------------
will receive, good and marketable title to its interest in Reading International and the Citadel Preferred Stock being transferred hereunder, free and clear of any mortgage, lien, pledge, charge, claim, conditional sales or other agreement, lease, right or encumbrance, other than the provisions of the LLC Agreement with respect to the interest in Reading International and the provisions of the Original Citadel Certificate of Designation and the Stock Purchase and Sale Agreement dated as of March 27, 1996 by and between Craig and Reading Holdings, Inc. with respect to the Citadel Preferred Stock. CMI owns and has, and Reading Entertainment will receive, good and marketable title to the Stater Preferred Stock being transferred to Reading Entertainment pursuant to Section 2.2 hereof, free and clear of any mortgage, lien, pledge, charge, claim, conditional sales or other agreement, lease, right or encumbrance, except for the provisions and restrictions set forth in the Option Agreement described in Section 8.3(e) of this Agreement.

       4.6    Accuracy of Information Furnished. The certificates, statements,
              ---------------------------------
and other information furnished to Reading and Reading Entertainment in writing by or on behalf of Craig or CMI in connection with the transactions contemplated hereby, do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no representation is made as to any financial projections contained in such information other than that any such financial projections were prepared in good faith based upon assumptions that Craig believes are reasonable.

       4.7    Securities Law Compliance. None of the information supplied by
              -------------------------
Craig or CMI in writing for inclusion in the Proxy Statement, the Registration Statement or the Prospectus, or any amendments thereof or supplements thereto, at the time of mailing of such Proxy Statement or such amendments or supplements, at the time of any meeting of shareholders to be held in connection herewith, at the time the Registration Statement becomes effective and at the mailing of the Proxy Statement and the Prospectus, will contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

                                      11.

       4.8    Brokers.  All negotiations relating to this Agreement and the
              -------
transactions contemplated hereby have been carried on without the intervention of any person acting on behalf of Craig or CMI who has or may have a valid claim against any of the parties to this Agreement for any broker's or finder's fee or similar compensation, other than such fee as may be payable by Craig to Houlihan Lokey Howard & Zukin, the financial advisor to the Independent Committee of the Board of Directors of Craig.

       4.9    Stater Financial Condition. To the best knowledge of Craig and
              --------------------------
CMI, there has been no material adverse change in the financial condition of Stater from that reflected in its audited financial statements for the year ended September 24, 1995.

       4.10   Investment Representation. Craig and CMI each represent and
              -------------------------
warrant to Reading Entertainment that the shares of Reading Entertainment Common Stock and Reading Entertainment Series B Preferred Stock to be received by them pursuant to Sections 2.1 and 2.2 hereof and any shares of Reading Entertainment Common Stock received upon conversion of said shares of Reading Entertainment Series B Preferred Stock are being or will be acquired for investment and not with a view to the sale or distribution of any part thereof, and that neither has any present intention of selling, granting participation in or otherwise distributing the same in a transaction which would result in a violation of the Securities Act. Craig and CMI further represent that neither has any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person with respect to any of the shares of Reading Entertainment Common Stock and Reading Entertainment Series B Preferred Stock being acquired pursuant to Sections 2.1 and 2.2 hereof. Craig and CMI understand that the shares of Reading Entertainment Common Stock and Reading Entertainment Series B Preferred Stock being acquired hereunder and the shares of Reading Entertainment Common Stock received upon any conversion of the Reading Entertainment Series B Preferred Stock have not been and will not be registered under the Securities Act on the ground that the exchange provided for in this Agreement and the issuance of such securities are exempt pursuant to
Section 4(2) of the Securities Act, and that Reading Entertainment's reliance on such exemption is predicated on the representations set forth herein. Each certificate representing the Reading Entertainment Common Stock and Reading Entertainment Series B Preferred Stock and any shares of Reading Entertainment Common Stock issued upon conversion of shares of Reading Entertainment Series B Preferred Stock may be endorsed with the following legend:

       THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE OFFERED FOR SALE, SOLD OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 (THE "ACT") OR PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE ACT, THE AVAILABILITY OF WHICH IS TO BE ESTABLISHED TO THE SATISFACTION OF THE COMPANY.

Reading Entertainment may also instruct its transfer agent not to register the transfer of any securities unless the conditions specified in the foregoing legend are satisfied.

       4.11   CMI.  Craig has no present intention to liquidate CMI or to sell,
              ---
transfer or assign its ownership interest in CMI, nor to cause CMI to sell, transfer or assign any of the Reading Entertainment Common Stock or Reading Entertainment Series B Preferred Stock to be received by CMI pursuant to this Agreement. CMI has no present intention to liquidate or

                                      12.

to sell, transfer or assign any of the Reading Entertainment Common Stock or Reading Entertainment Series B Preferred Stock to be received pursuant to this Agreement.

5.     REPRESENTATIONS AND WARRANTIES OF CITADEL AND CAC

       Citadel and CAC hereby jointly and severally represent and warrant to Reading, Reading Entertainment, Craig and CMI as follows:

       5.1    Organization and Authorization.  CAC and Citadel are corporations
              ------------------------------
duly organized, validly existing and in good standing under the laws of the State of Delaware, and each has the corporate power and all necessary authorizations to own all of its properties and assets and to carry on its business as it is now being conducted. CAC and Citadel are each duly qualified to do business and are in good standing in each jurisdiction in which the nature of its or their business or character of its or their properties requires such qualification and where the failure to be so qualified would materially and adversely affect CAC or Citadel or its or their business, properties or rights. CAC and Citadel have each delivered to Reading and Reading Entertainment complete and correct copies of their Certificates of Incorporation and By-Laws, as amended and in effect on the date of this Agreement. CAC and Citadel have all requisite corporate power to execute, deliver and perform their obligations under this Agreement. The execution, delivery and performance of this Agreement by CAC and Citadel, and the consummation by CAC and Citadel of the transactions contemplated hereby, have been duly authorized by the Board of Directors of CAC and Citadel, and, except as may be required with respect to an exercise by Citadel of the Asset Put, no approval of Citadel or CAC shareholders is required. This Agreement has been duly executed and delivered by CAC and Citadel and constitutes a valid and binding agreement of CAC and Citadel, enforceable in accordance with its terms except to the extent the enforcement thereof may be limited by bankruptcy, insolvency, rehabilitation, moratorium and similar laws now or hereafter in effect relating to creditor's rights generally or by general equitable principles.

       5.2    Non-Contravention. The execution and delivery of this Agreement do
              -----------------
not and the consummation of the transactions contemplated hereby will not
(a) violate the Certificate of Incorporation or By-Laws of either CAC or Citadel, (b) violate any provision of or result in the breach or the acceleration of or entitle any party to accelerate (whether after the giving of notice or the lapse of time or both) any material obligation under any mortgage, lease, agreement, license or instrument, or any order, arbitration award, judgment or decree, to which CAC or Citadel is a party or by which it is bound,
(c) result in the creation or imposition of any lien, charge, pledge, security interest or other encumbrance on any property of CAC or Citadel, or (d) to the knowledge of either Citadel or CAC, violate or conflict with any law, ordinance or rule to which either is subject.

       5.3    Approvals.  No consent, approval, order or authorization of, or
              ---------
registration, declaration or filing with any governmental authority is required in connection with the execution and delivery of this Agreement by CAC or Citadel or the consummation by CAC or Citadel of the transactions contemplated hereby, except as may be required with respect to an exercise by Citadel of the Asset Put.

       5.4    Accuracy of Information Furnished. The certificates, statements,
              ---------------------------------
and other information furnished to Reading and Reading Entertainment in writing by or on behalf of CAC or Citadel in connection with the transactions contemplated hereby, do not contain any

                                      13.

untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no representation is made as to any financial projections contained in such information other than that any such financial projections were prepared in good faith based upon assumptions that Citadel believes are reasonable.

       5.5    Securities Law Compliance. None of the information supplied by CAC
              -------------------------
or Citadel in writing for inclusion in the Proxy Statement, the Registration Statement or the Prospectus, or any amendments thereof or supplements thereto, at the time of mailing of such Proxy Statement or such amendments or supplements, at the time of any meeting of stockholders to be held in connection herewith, at the time the Registration Statement becomes effective and at the mailing of the Proxy Statement and the Prospectus, will contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

       5.6    Brokers. All negotiations relating to this Agreement and the
              -------
transactions contemplated hereby have been carried on without the intervention of any person acting on behalf of CAC or Citadel who has or may have a valid claim against any of the parties to this Agreement for any broker's or finder's fee or similar compensation, other than such fee as may be payable by Citadel or CAC to Crowell, Weedon & Co., the financial advisor to the Independent Committee of the Board of Directors of Citadel.

       5.7    Investment Representation.  CAC represents and warrants to Reading
              -------------------------
Entertainment that the shares of Reading Entertainment Series A Preferred Stock to be received by CAC pursuant to Section 2.3 hereof and any shares of Reading Entertainment Common Stock received upon conversion of said shares are being or will be acquired for investment and not with a view to the sale or distribution of any part thereof, and that it has no present intention of selling, granting participation in or otherwise distributing the same in a transaction which would result in a violation of the Securities Act. Citadel and CAC further represent that there is no contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person with respect to any of the shares of Reading Entertainment Series A Preferred Stock being acquired pursuant to Section 2.3 hereof. CAC understands that the shares being acquired by it hereunder and the shares of Reading Entertainment Common Stock received upon any conversion thereof have not been and will not be registered under the Securities Act on the ground that the exchange provided for in this Agreement and the issuance of such securities are exempt pursuant to
Section 4(2) of the Securities Act, and that Reading Entertainment's reliance on such exemption is predicated on the representations set forth herein. Each certificate representing the Reading Entertainment Series A Preferred Stock and any shares of Reading Entertainment Common Stock issued upon conversion of shares of Reading Entertainment Series A Preferred Stock may be endorsed with the following legend:

       THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE OFFERED FOR SALE, SOLD OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 (THE "ACT") OR PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE ACT, THE AVAILABILITY OF WHICH IS TO BE ESTABLISHED TO THE SATISFACTION OF THE COMPANY.

                                      14.

Reading Entertainment may also instruct its transfer agent not to register the transfer of any securities unless the conditions specified in the foregoing legend are satisfied.

       5.8    Independent Continuing Directors.  As of the date hereof and the
              --------------------------------
Closing Date, CAC has and will have not less than two Independent Continuing Directors (as defined in Article IX of the Certificate of Incorporation of CAC).

       5.9    Capital Stock. The shares of Series B Citadel Preferred Stock to
              -------------
be issued pursuant to this Agreement have been duly authorized, and, when issued and paid for pursuant to the terms hereof, will be validly issued, fully paid and non-assessable and will be entitled to all the rights, preferences and privileges set forth in the Certificate of Designation of the Series B 3% Cumulative Voting Convertible Preferred Stock of Citadel Holding Corporation (the "Citadel Certificate of Designation"), attached as Exhibit 5.9 hereto. The shares of common stock of Citadel issuable upon conversion of the Series B Citadel Preferred Stock have been duly authorized and reserved for issuance upon such conversion and, when issued and delivered on such conversion in accordance with the terms of the Citadel Certificate of Designation, will be validly issued, fully paid and non-assessable. The form of certificates representing the shares of Series B Citadel Preferred Stock to be issued pursuant to this Agreement will comply with the Delaware General Corporation Law, as amended. All corporate action required to be taken for the authorization and issuance of the Series B Citadel Preferred Stock to be issued pursuant to the Agreement has been duly and validly taken. At or prior to the Closing, the Citadel Certificate of Designation will have been filed with the Secretary of State of the State of Delaware.

6.     SHAREHOLDER APPROVAL; PROXY AND REGISTRATION FILINGS

       6.1    Shareholder Approval. A meeting of the shareholders of Reading
              --------------------
(the "Reading Shareholders") shall be held in accordance with the laws of the State of Pennsylvania on or before November 30, 1996 (or such later date or dates as may be approved by the Boards of Directors of all of the parties to this Agreement) to, among other things, consider and act upon the Exchange and the Reorganization.

       6.2    Proxy Statement and Registration Statement.
              ------------------------------------------

              (a) Reading has prepared and filed with the SEC a Proxy Statement and related proxy material meeting the requirements of Regulation 14A of the Securities Exchange Act to be mailed to shareholders in connection with the meeting of the Reading Shareholders (the "Proxy Statement") referred to above, and Reading shall use its commercially reasonable efforts to clear these materials with the SEC and mail said materials to the Reading Shareholders on or before October 21, 1996, or as soon as practicable thereafter. Reading further covenants that the Proxy Statement at the time of mailing to the Reading Shareholders and at the time of the meeting of shareholders held to approve the Reorganization and Exchange will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading and the Proxy Statement will comply as to form in all material respects with the provisions of the Securities Exchange Act.

              (b) Craig, CMI, Citadel and CAC shall furnish in writing for inclusion in the Proxy Statement and the Registration Statement, described below, such information as may

                                      15.

be reasonably necessary to comply with the provisions of the Securities Act and the Securities Exchange Act and the rules and regulations thereunder and shall have been requested in writing by Reading.

              (c) Reading shall prepare a registration statement (the "Registration Statement") including a form of prospectus (the "Prospectus") and one or more amendments thereto, on Form S-4 or other appropriate form covering the shares of Reading Entertainment Common Stock to be issued pursuant to the Reorganization and shall use its commercially reasonable efforts to cause the Registration Statement to become effective on or before October 21, 1996, or as soon as practicable thereafter. Reading shall deliver to Craig, CMI, Citadel and CAC copies of the Registration Statement and each amendment thereto filed or proposed to be filed (and of each related preliminary prospectus). The Registration Statement and the Prospectus, as amended at the time the Registration Statement becomes effective, are herein called the "Registration Statement" and the "Prospectus." Reading shall advise Craig, CMI, Citadel and CAC and shall confirm in writing (i) when the Registration Statement or any post-effective amendment thereto shall have become effective and when any amendment of or supplement to the Prospectus is filed with the SEC, (ii) when the SEC shall make a request or suggestion for any amendment to the Registration Statement or the Prospectus or for additional information and the nature and substance thereof, relating solely to the Reorganization or Exchange, and (iii) of the issuance by the SEC of a stop order suspending the effectiveness of the Registration Statement, and shall use its commercially reasonable efforts to prevent the issuance of a stop order and, if such order shall be issued, to obtain the withdrawal thereof at the earliest possible time. Reading represents and warrants to Craig, CMI, Citadel and CAC that the Registration Statement and the Prospectus (including the information therein provided by Reading) and any other amendments and supplements thereto, will, when they become effective, conform in all material respects to the requirements of the Securities Act and the rules and regulations thereunder, and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that Reading makes no representation or warranty as to statements or omissions therein supplied by Craig, CMI, Citadel and CAC.

              (d) If, at any time prior to the Closing Date, it shall be necessary to amend or supplement the Proxy Statement or the Registration Statement to correct any statement or omission with respect to Reading, Reading Entertainment, Craig, CMI, Citadel or CAC in order to comply with any applicable legal requirements, the appropriate party to this Agreement shall supply in writing the necessary information to Reading. To the extent necessary to comply with applicable legal requirements, Reading shall amend or supplement the Proxy Statement and amend or supplement the Registration Statement and Prospectus.

7.  COVENANTS

       7.1    Covenants of Craig, CMI, Citadel and CAC.
              ----------------------------------------

              (a) Craig, CMI, Citadel and CAC each hereby covenant and agree that from the date of this Agreement until the Closing Date (or until the items referred to have either been accomplished or, in good faith, abandoned), except with the prior written consent of Reading, it:

                                      16.

                       (i) shall use its commercially reasonable efforts to promptly furnish such information to Reading or Reading Entertainment as shall be necessary for Reading to comply with all filing and regulatory requirements imposed on Reading or Reading Entertainment with respect to the Exchange and the Reorganization; and

                       (ii) with respect to Craig and CMI, will not transfer, pledge, encumber or allow a mortgage, lien or other charge to be placed upon any of the assets to be transferred to Reading Entertainment pursuant to Section 2.1 or 2.2 hereunder.

              (b) Subject to the terms of this Agreement, Craig agrees to vote all shares of its Reading Class A Common Stock in favor of the Reorganization and Exchange at the meeting of Reading Shareholders held to consider the same.

              (c) Citadel hereby covenants and agrees that, so long as the provisions of Article IX of the Certificate of Incorporation of CAC remain applicable in accordance with their terms, Citadel (i) shall use its commercially reasonable efforts to ensure that CAC at all times has at least one Independent Continuing Director (as defined in such Article IX), and (ii) shall not and shall not permit any of its subsidiaries to cause a "short-form" merger of CAC into Citadel or any subsidiary of Citadel, or otherwise take any action which, if taken by CAC, would violate the provisions of such Article IX.

              (d) Craig covenants and agrees that at the Closing it will transfer and assign to Reading Entertainment all of Craig's rights, and Reading Entertainment covenants and agrees that it will assume all of Craig's obligations, under the Preferred Stock Purchase Agreement entered into on November 10, 1994. Citadel consents to such transfer, assumption and assignment and agrees that the provisions of such Preferred Stock Purchase Agreement shall apply to the Series B Citadel Preferred Stock (and the shares of Citadel Common Stock issuable upon conversion of the Series B Citadel Preferred Stock) as if such shares were the "Shares" as defined in such Preferred Stock Purchase Agreement.

       7.2    Covenants of Reading and Reading Entertainment.
              ----------------------------------------------

              (a) Reading and Reading Entertainment hereby covenant and agree that from the date of this Agreement until the Closing Date, except with the prior written consent of Craig, CMI, Citadel and CAC, which will not be unreasonably withheld or delayed, it:

                       (i) shall use its commercially reasonable efforts to comply with all filing and regulatory requirements which may be imposed on Reading and Reading Entertainment with respect to the Exchange and the Reorganization, including the filing with the SEC of the Proxy Statement and the Registration Statement;

                       (ii) shall use its commercially reasonable efforts to obtain any consent, authorization or approval of, any governmental authority or agency or other third party required to be obtained in connection with the Exchange and the Reorganization or the taking of any action in connection with the consummation thereof; and

                       (iii) use its commercially efforts to consummate the Reorganization and hold a meeting of Reading Shareholders to approve the Reorganization and the Exchange.

                                      17.

              (b) Reading and Reading Entertainment hereby covenant and agree that prior to the Closing, the Reading Entertainment Common Stock issuable upon conversion of the Reading Entertainment Series A and Series B Preferred Stock shall have been reserved for issuance by Reading Entertainment out of its authorized but unissued shares of Common Stock and the Reading Entertainment Common Stock issuable upon such conversion and the Reading Entertainment Common Stock being issued pursuant to Section 2.1 and 2.2 hereof shall have been approved for listing on NASDAQ National Market as well as any stock exchange where Reading Entertainment Common Stock may be listed, subject to official notice of issuance.

       7.3   Access.  From the date of this Agreement to the Closing Date,
             ------
Reading shall afford to Craig, CMI, Citadel and CAC and to the officers and authorized representatives of each such entity (including, without limitation, counsel, financial advisors and independent accountants) reasonable access to its properties, personnel, books and records at such reasonable times and in such manner as not to disrupt normal business operations; and the officers of Reading will furnish such officers and representatives with such additional financial and operating data and other information as to its business and properties as may be reasonably requested. Likewise Craig shall afford to Reading, Citadel and CAC and to the authorized representatives of each such entity (including without limitation, counsel, financial advisors and independent accountants) reasonable access to all information held by Craig with respect to Stater. Each of the parties hereto shall insure that all confidential information which such party or any of its officers, directors, employees, counsel, agents, investment bankers, or accountants may receive under this Section 7.3 or pursuant to Section 6.2(c)(ii) shall be kept confidential and not published, disclosed, or made accessible by any of them to any other person, except the persons referred to in this sentence who are advised of and agree to maintain the confidential nature of such information; provided, however, that the restrictions of this sentence shall not apply as may otherwise be required by law, as may be necessary or appropriate in connection with the enforcement of this Agreement, or to the extent such information shall have otherwise become publicly available.

       7.4   Citadel Contributions.  Prior to the Closing, Citadel agrees to
             ---------------------
contribute $7.0 million to the capital of CAC to enable CAC to complete the transfer described in Section 2.3 of this Agreement.

8.     CONDITIONS

       8.1    Conditions Precedent to the Obligations of All Parties.
              ------------------------------------------------------
Notwithstanding any other provision of this Agreement, the obligations of the parties to effect the Exchange shall be subject to the fulfillment, as of the Closing, of each of the following conditions (unless waived by the written consent of the parties hereto):

              (a) the Exchange and the Reorganization shall have been validly approved and adopted by the affirmative vote of the holders of at least a majority of the votes cast by the holders of the issued and outstanding shares of Reading Class A Common Stock and Reading Common Stock, voting together as a single class, at a duly called and held meeting of the Reading Shareholders at which a quorum is present, and the Reorganization shall have been consummated;

                                      18.

              (b) all permits, approvals and consents of any governmental body or agency or other third party necessary or appropriate for consummation of the Exchange and the Reorganization shall have been obtained;

              (c) the Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued or proceedings for that purpose instituted by the SEC; the Reading Entertainment Common Stock issuable upon conversion of the Reading Entertainment Series A and Series B Preferred Stock shall have been reserved for issuance by Reading Entertainment out of its authorized but unissued shares of Common Stock and the Reading Entertainment Common Stock issuable upon such conversion and the Reading Entertainment Common Stock being issued pursuant to Section 2.1 and 2.2 hereof shall have been approved for listing on NASDAQ National Market as well as any stock exchange where Reading Entertainment Common Stock may be listed, subject to official notice of issuance;

              (d) there shall not be in effect an order or decision of a court of competent jurisdiction or a governmental agency or authority which prevents, or would materially alter the terms of, the Exchange or the Reorganization;

              (e) there shall not be any action or proceeding commenced by or before any governmental agency or authority or threatened by any governmental agency or authority that enjoins, restrains or prohibits or seeks to enjoin, restrain or prohibit the Exchange or the Reorganization;

              (f) the requirement to close the transfers described in Sections 2.1, 2.2, 2.3 and 2.4 of this Agreement are conditioned on all such transfers closing simultaneously;

              (g) Reading and Reading Entertainment shall have received, on or prior to the mailing date of the Proxy Statement, an opinion reasonably satisfactory to them from Berwind Financial Group, L.P. to the effect that the Exchange is fair from a financial point of view to Reading and Reading Entertainment and said opinion shall not have been withdrawn or modified in a manner which is not reasonably satisfactory to Reading or Reading Entertainment; and

              (h) the holders of Reading's Class A Common Stock shall not have had any dissenter's rights under Pennsylvania law in connection with the Reorganization.

       8.2   Additional Conditions Precedent to the Obligations of Reading and
             -----------------------------------------------------------------
Reading Entertainment.  In addition to the conditions contained in Section 8.1,
---------------------
the obligations of Reading and Reading Entertainment to effect the Exchange shall also be subject to the fulfillment as of the Closing Date of each of the following conditions (unless waived in writing by Reading and Reading Entertainment):

              (a) the representations and warranties of Craig, CMI, Citadel and CAC contained in Section 4 and 5, respectively, shall be true in all material respects at and as of the date hereof and as of the Closing Date as if made at and as of the Closing Date; Craig, CMI, Citadel and CAC shall have each duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement to be performed or

                                      19.

complied with by them prior to or on the Closing Date; and each of Craig, CMI, Citadel and CAC shall have delivered to Reading and Reading Entertainment a certificate dated the Closing Date and signed by its President or its Chief Financial Officer to the effect set forth in this subparagraph.

              (b) Reading and Reading Entertainment shall have received an opinion letter from Troy & Gould Professional Corporation, counsel to Craig and CMI, dated the Closing Date, substantially in the form previously delivered to counsel to Reading.

              (c) Reading and Reading Entertainment shall have received an opinion letter from Gibson, Dunn & Crutcher, special counsel to CAC, and Citadel, dated the Closing Date, substantially in the form previously delivered to counsel to Reading. Reading and Reading Entertainment shall have received an opinion letter from its counsel, Duane, Morris & Heckscher, dated the Closing Date, substantially in the form of the draft dated the date hereof, previously delivered to Reading.

              (d) All necessary corporation action on the part of the directors of Craig, CMI, Citadel and CAC in connection with the transactions contemplated in this Agreement shall have been duly and validly taken.

              (e) From the date hereof, there shall have been no material adverse change in the assets, business, financial condition or results of operations of Stater and its subsidiaries, taken as a whole, or Citadel and its subsidiaries, taken as a whole.

              (f) The consummation of the Exchange and the Reorganization shall not result in a "change of control" under the Code such that there would be a material adverse impact on the net operating loss carryforwards of Reading or Reading Entertainment.

              (g) The Stater Stockholders Agreement, as amended, shall have been terminated.

       8.3   Additional Conditions Precedent to the Obligations of Craig and
             ---------------------------------------------------------------
CMI. In addition to the conditions contained in Section 8.1, the obligations of
---
Craig and CMI to effect the Exchange shall also be subject to the fulfillment at the Closing Date of each of the following conditions (unless waived in writing by Craig and CMI):

              (a) the representations and warranties of Reading and Reading Entertainment contained in Section 3 and the representations and warranties of Citadel and CAC contained in Section 5 shall be true in all material respects at and as of the date hereof and as of the Closing Date as if made at and as of the Closing Date; Reading, Reading Entertainment, Citadel and CAC shall each have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement to be performed or complied with prior to or at the Closing Date; and Reading, Reading Entertainment, Citadel and CAC shall have each delivered to Craig and CMI a certificate dated the Closing Date and signed by its President or Chief Financial Officer to the respective effect set forth in this subparagraph;

              (b) Craig and CMI shall have received an opinion letter from Duane, Morris & Heckscher, counsel to Reading and Reading Entertainment, dated the Closing Date,

                                      20.

substantially in the form previously delivered to counsel to Craig. Craig and CMI shall have received an opinion letter from Duane, Morris & Heckscher, dated the Closing Date, substantially in the form of the draft dated the date hereof, previously delivered to counsel to Craig.

              (c) All necessary corporate action on the part of the directors and shareholders of Reading and the directors of Reading Entertainment and Reading Entertainment Subsidiary and the directors and shareholder of CAC in connection with the transactions contemplated in this Agreement shall have been taken by the Closing.

              (d) From the date hereof, there shall have been no material adverse change in the assets, business, financial condition or results of operations of Reading or Reading Entertainment and its or their subsidiaries, taken as a whole.

              (e) Reading Entertainment shall have delivered to CMI its agreement to be bound by the provisions of Article I and II of that Option Agreement entered into as of September 3, 1993 by and among Stater, Craig and CMI with respect to the Stater Preferred Stock.

              (f) Immediately prior to the Closing, Reading International and Reading Investment shall have terminated any and all obligations of Craig and CMI under that Amended and Restated Capital Funding Agreement entered into as of March 8, 1996 by and among Craig, Reading Investment and CMI, and Reading Holdings shall have terminated all of its rights with respect to the Warrant Purchase Option set forth in Section 3.1 and the Preferred Purchase Option set forth in Section 2.1 of the Stock Purchase and Sale Agreement entered into as of March 27, 1996 by and between Craig and Reading Holdings.

              (g) The opinion of the law firm of Morris, Nichols, Arsht & Tunnell that no approval of the shareholders of Craig is required under Delaware law in connection with the Exchange shall have been reissued and dated as of the Closing Date and shall not have been modified in a manner not reasonably satisfactory to legal counsel for Craig.

              (h) The opinion of Duane, Morris & Heckscher dated as of the date of this Agreement, and delivered to Craig and CMI shall have been reissued and dated as of the Closing Date and shall not have been modified in a manner not reasonably satisfactory to legal counsel for Craig.

              (i) The fairness opinion of Houlihan Lokey Howard & Zukin addressed to the Board of Directors of Craig and dated as of the date of this Agreement shall not have been withdrawn or modified in a manner not reasonably satisfactory to Craig.

              (j) The total shareholders' equity of Reading as reflected in financial statements set forth in the Form 10-Q filed with the SEC for the quarter ended closest to the Closing shall not be less than $66,218,000.

       8.4    Additional Conditions Precedent to the Obligations of CAC and
              -------------------------------------------------------------
Citadel.  In addition to the conditions contained in Section 8.1, the
-------
obligations of CAC and Citadel to effect the Exchange shall also be subject to the fulfillment at the Closing Date of each of the following conditions (unless waived in writing by CAC and Citadel):

                                      21.

              (a) the representations and warranties of Reading and Reading Entertainment contained in Section 3 and the representations of Craig and CMI contained in Section 4 shall be true in all material respects at and as of the date hereof and as of the Closing Date as if made at and as of the Closing Date; each of Reading, Reading Entertainment, Craig and CMI shall each have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement to be performed or complied with prior to or at the Closing Date; and each of Reading, Reading Entertainment, Craig and CMI shall have delivered to CAC and Citadel a certificate dated the Closing Date and signed by its President or Chief Financial Officer to the respective effect set forth in this subparagraph.

              (b) CAC and Citadel shall have received an opinion letter from Duane, Morris & Heckscher, counsel to Reading and Reading Entertainment, dated the Closing Date, substantially in the form of the draft previously delivered to counsel to Citadel. CAC and Citadel shall have received an opinion letter from Duane, Morris & Heckscher, dated the Closing Date, substantially in the form of the draft dated the date hereof previously delivered to counsel to Citadel.

              (c) All necessary corporate action on the part of the directors and shareholders of Reading and the directors of Reading Entertainment and Reading Entertainment Subsidiary and the directors of Craig and CMI in connection with the transactions contemplated in this Agreement shall have been taken by the Closing.

              (d) From the date hereof, there shall have been no material adverse change in the assets, business, financial condition, or results of operations of Reading or Reading Entertainment and its or their subsidiaries, taken as a whole.

              (e) Each of Reading Entertainment and Craig shall have executed and delivered to Citadel and CAC an Asset Put and Registration Rights Agreement substantially in the form attached hereto as Exhibit 8.4(e) (the "Option Agreement").

              (f) The fairness opinion of Crowell, Weedon & Co. addressed to the Board of Directors of Citadel and dated as of the date of this Agreement shall not have been withdrawn or modified in a manner not reasonably satisfactory to Citadel.

              (g) The opinion of Duane, Morris & Heckscher dated as of the date of this Agreement and delivered to Citadel and CAC shall have been reissued and dated as of the Closing Date and shall not have been modified in a manner not reasonably satisfactory to legal counsel for Citadel.

              (h) The total shareholders' equity of Reading as reflected in financial statements set forth in the Form 10-Q filed with the SEC for the quarter ended closest to the Company shall not be less than $66,218,000.

                                      22.

9.     TERMINATION

       9.1    Termination. This Agreement may be terminated at any time prior to
              -----------
the Closing Date, whether before or after approval by the Reading Shareholders;

              (a) by mutual consent of the respective Boards of Directors of Reading, Reading Entertainment, Craig, CMI, Citadel and CAC;

              (b) by any of the respective Boards of Directors of Reading, Craig, CMI, and Citadel if the Exchange and the Reorganization shall not have been consummated on or before December 31, 1996, except as a result of the wilful acts or omissions of the party (or, in the case of Reading, Citadel or Craig, its wholly owned subsidiary, or, in the case of CMI, its parent) seeking to cancel this Agreement.

       9.2    Written Notice.  In order to terminate this Agreement pursuant to
              --------------
Section 9.1, the party or parties so acting shall give written notice of such termination to the other parties.

       9.3    Effect of Termination.  In the event of the termination of this
              ---------------------
Agreement pursuant to Section 9.1, the provisions of this Agreement shall become void and have no effect, with no liability on the part of any party or its shareholders or directors or officers in respect thereof, unless such termination shall have occurred as a result of the wilful breach of this Agreement by any party hereto.

10.    GENERAL PROVISIONS

       10.1  Survival of Representations and Warranties. Other than with respect
             ------------------------------------------
to Sections 3.3, 3.11, 4.5, 4.10, 5.7 and 5.9 of this Agreement, the representations and warranties set forth in this Agreement shall survive the Closing for a period of one year. The representations and warranties set forth in Sections 3.3, 3.11, 4.5, 4.10, 5.7 and 5.9 of this Agreement shall survive in perpetuity.

       10.2   Notices.  All notices, requests, demands or other communications
              -------
required or authorized or contemplated to be given by this Agreement shall be in writing and shall be deemed to have been duly given made and received when delivered against receipt, upon receipt of a facsimile transmission, when deposited in the United States mails (first class postage prepaid) or when deposited with Federal Express, and addressed as follows:

If to Reading or
Reading Entertainment:       Reading Company
                             The Graham Building
                             One Penn Square West
                             30 South 15th Street,
                             Suite 1300
                             Philadelphia, PA  19102
                             Attn:  James A. Wunderle
                             Fax:  (215) 569-2862

         Copies to:          Duane, Morris & Heckscher

                                      23.

                             One Liberty Place
                             Philadelphia, PA  19103
                             Attn: Sheldon M. Bonovitz, Esq.
                             Fax:  (215) 979-1020
                                  and
                             Dechert Price & Rhoads
                             4000 Bell Atlantic Tower
                             1717 Arch Street
                             Philadelphia, PA  19103
                             Attn:  Henry N. Nassau, Esq.
                             Fax:  (215) 994-2222

If to Craig or CMI:          Craig Corporation
                             550 S. Hope Street,
                             Suite 1825
                             Los Angeles, CA  90071
                             Attn:  Robin Skophammer
                             Fax:  (213) 239-0548

           Copy to:          Troy & Gould Professional Corporation
                             1801 Century Park East,
                             16th Floor
                             Los Angeles, CA  90067
                             Attn:  James C. Lockwood, Esq.
                             Fax:  (310) 201-4746

If to CAC or Citadel:        Citadel Holding Corporation
                             550 S. Hope Street
                             Suite 1825
                             Los Angeles, CA  90071
                             Attn:  Steve Wesson
                             Fax:  (213) 239-0549

           Copy to:          Gibson, Dunn & Crutcher LLP
                             333 S. Grand Avenue
                             Los Angeles, CA  90071
                             Attn:  Dhiya El-Saden, Esq.
                             Fax:  (213) 229-7520

or such other address and fax number as any of the parties hereto may from time to time designate in writing, prior to the giving of such notice.

       10.3   Amendment and Waiver.  No amendment or waiver of any provision of
              --------------------
this Agreement shall in any event be effective, unless the same shall be in writing signed by the parties hereto, and then such amendment, waiver or consent shall be effective only in a specific instance and for the specific purpose for which given, except that the parties to this Agreement may (i) extend the time for the performance of any of the obligations or other acts of the other parties, (ii) waive any inaccuracies in the representations and warranties contained

                                      24.

in this Agreement or in any document delivered pursuant hereto, and (iii) waive compliance with any of the covenants or conditions contained in this Agreement.

       10.4   Counterparts.  This Agreement may be executed in two or more
              ------------
counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same Agreement.

       10.5   Assignability.  This Agreement shall not be assigned by any party
              -------------
without the prior written consent of all of the parties hereto. In the event of such assignment, this Agreement shall bind and inure to the benefit of the parties named herein and their respective successors and assigns.

       10.6   Entire Agreement.  This Agreement and the documents referred to
              ----------------
herein contain the entire understanding among the parties with respect to the transactions contemplated hereby and supersede all prior and contemporaneous agreements and understandings whether oral or written, relating to the subject matter hereof.

       10.7   Applicable Law.  This Agreement shall be governed by and construed
              --------------
in accordance with the laws of the State of Delaware, notwithstanding any Delaware or other conflict-of-law provisions to the contrary.

       10.8   Headings.  The section and other headings contained in this
              --------
Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of the terms and conditions contained therein or of this Agreement.

       10.9   Costs and Expenses. Each party hereto shall bear its own costs and
              ------------------
expenses (including fees and disbursements of legal counsel) incurred in connection with the negotiation and preparation of this Agreement and the consummation of the transactions provided for herein, except that Reading Entertainment agrees to reimburse Citadel and CAC, regardless of whether the Closing occurs, for their aggregate reasonable out-of-pocket costs and expenses (including reasonable fees and expenses of legal counsel and financial advisors) related to this Agreement and the transactions contemplated hereby up to a maximum of $280,000.

                                      25.

      IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed by their respective duly authorized officers as of the date first above written.

                            READING COMPANY


                            By: /S/ JAMES A. WUNDERLE
                                --------------------------------
                                Its: Chief Operating Officer

                            READING ENTERTAINMENT, INC.


                            By: /S/ JAMES A. WUNDERLE
                                -----------------------------
                                Its: Chief Operating Officer


                            CRAIG CORPORATION


                            By: /S/ S. CRAIG TOMPKINS
                                -------------------------------
                                Its: President


                            CRAIG MANAGEMENT, INC.


                            By: /S/ S. CRAIG TOMPKINS
                                -------------------------------
                                Its: President


                            CITADEL HOLDING CORPORATION


                            By: /S/ STEVE WESSON
                                ------------------------------
                                Its: President


                            CITADEL ACQUISITION CORP., INC.


                            By: /S/ STEVE WESSON
                                -----------------------------
                                Its: President

                                      26.

                                  EXHIBIT 5.9

                           CERTIFICATE OF DESIGNATION

        OF THE SERIES B 3% CUMULATIVE VOTING CONVERTIBLE PREFERRED STOCK

                           (Par Value $.01 Per Share)

                                       OF

                          CITADEL HOLDING CORPORATION
                             ______________________

                         Pursuant to Section 151 of the
                General Corporation Law of the State of Delaware
                             ______________________

     Citadel Holding Corporation, a Delaware corporation (the "Company"),
                                                               -------
certifies that pursuant to the authority conferred upon the Board of Directors of the Company (the "Board of Directors") by the Certificate of Incorporation of
                     ------------------
the Company (the "Certificate of Incorporation"), and in accordance with the
                  ----------------------------
provisions of Section 151 of the General Corporation Law of the State of Delaware, as amended (the "GCL"), the Board of Directors, on
                           ---
___________________, 1996, adopted the following resolution creating a series of its Preferred Stock, par value $.01 per share:

     RESOLVED, that a class of the Company's authorized preferred stock, par value $.01 per share, which shall consist of 1,329,114 shares of Preferred Stock, be hereby created, and that the designation and amount thereof and the voting powers, preferences, limitations, restrictions and relative rights and the qualifications, limitations and restrictions thereof are as follows:

     1.  Designation, Issuance and Stated Value.  The designation of such series
         ---------------------------------------
of the Preferred Stock authorized by this resolution shall be the Series B 3% Cumulative Voting Convertible Preferred Stock (the "Preferred Stock"). The
                                                    ---------------
maximum number of shares of Preferred Stock shall be 1,329,114. The shares of Preferred Stock shall be issued by the Company for their Stated Value (as defined herein), in such amounts, at such times and to such persons as shall be specified by the Board of Directors from time to time. For the purposes hereof, the "Stated Value" of each share of Preferred Stock (regardless of its par
     ------------
value) shall be $3.95 per share.

     2.  Rank.  The Preferred Stock shall, with respect to dividend rights and
         ----
rights upon liquidation, winding up and dissolution, rank prior to the Company's common stock, par value $.01 per share (the "Common Stock"), and to all other
                                             ------------
classes and series of equity securities of the Company now or hereafter authorized, issued or outstanding (the Common Stock and such other classes and series of equity securities may be referred to herein collectively as the

"Junior Stock"), other than any class or series of equity securities of the
-------------
Company ranking on a parity with (the "Parity Stock") or senior to (the "Senior
                                       ------------                      ------
Stock") the Preferred Stock as to dividend rights and/or rights upon
-----
liquidation, dissolution or winding up of the Company. The Preferred Stock shall be subordinate to and rank junior to all indebtedness of the Company now or hereafter outstanding. The Preferred Stock shall be subject to creation of Senior Stock, Parity Stock and Junior Stock, to the extent not expressly prohibited by the Certificate of Incorporation, with respect to the payment of dividends and/or rights upon liquidation, dissolution or winding up of the Company.

     3.  Cumulative Dividends; Priority.
         -------------------------------

         (a)   Payment of Dividends. The holder of record of each share of
               --------------------
Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors out of funds legally available therefor, a quarterly per share dividend (the "Quarterly Dividend") equal to (i) one-fourth of 3% of the
                     ------------------
Stated Value of such share (pro-rated for any portion of a Dividend Period (as defined below) that such share shall have been issued and outstanding), plus
(ii) accrued but unpaid per share dividends as to which a Dividend Payment Date (as defined below) has occurred. Dividends shall accrue from the last Dividend Payment Date (as defined below) prior to the Closing Date (the "Closing Date") of the Exchange Agreement by and among Reading Company, the Company, Craig Corporation, Reading Entertainment, Inc., Craig Management, Inc. and Citadel Acquisition Corp., Inc. and be payable (subject to declaration) quarterly on the fifteenth day of January, April, July and October in each year (or if such day is a non-business day, on the next business day), commencing on the first Dividend Payment Date to occur after the Closing Date, in respect of the immediately preceding calendar quarter (each of such dates a "Dividend Payment
                                                              ----------------
Date").  Each declared dividend shall be payable to holders of record as they
----
appear on the stock books of the Company at the close of business on such record dates as are determined by the Board of Directors or a duly authorized committee thereof (each of such dates a "Record Date"), which Record Dates shall be not
                               -----------
more than 45 calendar days nor fewer than ten calendar days preceding the Dividend Payment Dates therefor. Quarterly dividend periods (each a "Dividend
                                                                      --------
Period") shall be the calendar quarters that commence on and include the first
------
day of January, April, July and October of each year and shall end on and include the end of the calendar quarter that commenced with each of such dates. Dividends on the Preferred Stock shall be fully cumulative and shall accrue (whether or not declared), on a daily basis, from the first day of each Dividend Period; provided, however, that the initial quarterly dividend payable on the first Dividend Payment Date to occur after the Closing Date, and the amount of any dividend payable for any other Dividend Period shorter than a full Dividend Period shall be computed on the basis of a 360-day year composed of twelve 30-day months and the actual number of days elapsed in the relevant Dividend Period.

         (b) Priority as to Dividends. No full dividend shall be declared by the Board of Directors or paid or set apart for payment by the Company on any Parity Stock for any period unless full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum set apart sufficient for such payment on the Preferred Stock through the most recent Dividend Payment Date. If any dividends are not paid or set apart in full, as aforesaid, upon the shares of the Preferred Stock and any Parity Stock, all dividends declared upon the Preferred Stock and any Parity Stock shall be declared pro rata so that the amount of dividends declared per share on the Preferred Stock and such Parity Stock shall in all cases bear to each other the same ratio that accrued dividends per share on the Preferred Stock and such Parity Stock bear to each other. Unless full cumulative dividends, if any, accrued on all outstanding shares of the Preferred Stock have been or contemporaneously are declared and paid or declared and a sum set apart sufficient for such payment through the most recently completed Dividend Period, no dividend shall be declared or paid or set aside for payment or other distribution declared or made upon the Common Stock or upon any other Junior Stock (other than a dividend or distribution paid in shares of, or warrants, rights or options exercisable for or convertible into, Common Stock or any other Junior Stock), nor shall any Common Stock nor any other Junior Stock be redeemed, purchased or otherwise acquired for any consideration, nor may any moneys be paid to or made available for a sinking fund for the redemption of any shares of any such securities, by the Company, except by conversion into or exchange for Junior Stock. Unless full cumulative dividends, if any, accrued on all outstanding shares of the Senior Stock have been or contemporaneously are declared and paid or declared and a sum set apart sufficient for such payment through the most recently completed dividend period therefor, no dividend shall be declared or paid or set aside for payment or other distribution declared or made upon the Preferred Stock (other than a dividend or distribution paid in shares of, or warrants, rights or options exercisable for or convertible into, Preferred Stock), nor shall any Preferred Stock be redeemed, purchased or otherwise acquired for any consideration, nor may any moneys be paid to or made available for a sinking fund for the redemption of any shares of any such securities, by the Company, except by conversion into or exchange for Preferred Stock, Parity Stock or Junior Stock. Holders of the shares of the Preferred Stock shall not be entitled to any dividends, whether payable in cash, property or stock, in excess of full cumulative dividends as provided in Section (3)(a).

         (c)   Miscellaneous Provisions Relating to Dividends. Payment of
               ----------------------------------------------
dividends shall be subject to the following provisions:

               (i) Subject to the foregoing provisions of this Section 3, the Board of Directors may declare and the Company may pay or set apart for payment dividends and other distributions on any of the Junior Stock or Parity Stock, and may redeem, purchase or otherwise acquire out of funds legally available therefor any Junior Stock, and the holders of the shares of the Preferred Stock shall not be entitled to share therein;

               (ii) Any dividend payment made on shares of the Preferred Stock shall first be credited against the earliest accrued but unpaid dividend due with respect to shares of the Preferred Stock;

               (iii) All dividends paid with respect to shares of the Preferred Stock pursuant to this Section 3 shall be paid pro rata to the holders entitled thereto; and

               (iv) Holders of shares of the Preferred Stock shall be entitled to receive the dividends provided for in this Section 3 in preference to and in priority over any dividends upon any of the Junior Stock; and

               (v) Accrued but unpaid dividends on preferred stock shall not earn interest or compound.

     4.  Redemption at the Option of the Company.
         ----------------------------------------

         (a) General. Except as expressly provided herein, the Company shall not have any right to redeem shares of the Preferred Stock prior to November 10, 1997. Thereafter, the Company shall have the right, at its sole option and election, subject to Section 6, to redeem outstanding shares of the Preferred Stock, in whole or in part at any, time and from time to time at a per share price (the "Redemption Price") equal to the sum of:
             ----------------

               (i)   the Stated Value; plus

               (ii) all accrued but unpaid Quarterly Dividends, whether or not declared, plus

               (iii) the "Premium," which shall mean:
                          -------
                     (A) if the Redemption Date (as defined below) is on or prior to November 10, 1998, an amount equal to an accrual on the Stated Value of 9% per annum (not compounded) from November 10, 1994 to the Closing Date, plus an amount equal to an accrual on the Stated Value of 3% per annum (not compounded) from the Closing Date to the Redemption Date; or

                     (B) if the Redemption Date is after November 10, 1998 and on or prior to November 10, 1999, an amount equal to an accrual on the Stated Value of 8% per annum (not compounded) from November 10, 1994 to the Closing Date, plus an amount equal to an accrual on the Stated Value of 3% per annum (not compounded) from the Closing Date to the Redemption Date; or

                     (C) if the Redemption Date is after November 10, 1999 and on or prior to November 10, 2000, an amount equal to an accrual on the Stated Value of 7% per annum (not compounded) from November 10, 1994 to the Closing Date, plus an amount equal to an accrual on the Stated Value of 3% per annum (not compounded) from the Closing Date to the Redemption Date; or

                     (D) if the Redemption Date is after November 10, 2000 and on or prior to November 10, 2001, an amount equal to an accrual on the Stated Value of 6% per annum (not compounded) from November 10, 1994 to the Closing Date, plus an amount equal to an accrual on the Stated Value of 3% per annum (not compounded) from the Closing Date to the Redemption Date; or

                     (E) if the Redemption Date is after November 10, 2001 and on or prior to November 10, 2002, an amount equal to an accrual on the Stated Value of 5% per annum (not compounded) from November 10, 1994 to the Closing Date, plus an amount equal to an accrual on the Stated Value of 3% per annum (not compounded) from the Closing Date to the Redemption Date; or

                     (F) if the Redemption Date is after November 10, 2002 and on or prior to November 10, 2003, an amount equal to an accrual on the Stated Value of 4% per annum (not compounded) from November 10, 1994 to the Closing Date, plus an amount equal to an accrual on the Stated Value of 3% per annum (not compounded) from the Closing Date to the Redemption Date; or

                     (G) if the Redemption Date is after November 10, 2003 and on or prior to November 10, 2004, an amount equal to an accrual on the Stated Value of 3% per annum (not compounded) from November 10, 1994 to the Closing Date, plus an amount equal to an accrual on the Stated Value of 3% per annum (not compounded) from the Closing Date to the Redemption Date; or

                     (H) if the Redemption Date is after November 10, 2004 and on or prior to November 10, 2005, an amount equal to an accrual on the Stated Value of 2% per annum (not compounded) from November 10, 1994 to the Closing Date, plus an amount equal to an accrual on the Stated Value of 3% per annum (not compounded) from the Closing Date to the Redemption Date; or

                     (I) if the Redemption Date is after November 10, 2005 and on or prior to November 10, 2006, an amount equal to an accrual on the Stated Value of 1% per annum (not compounded) from November 10, 1994 to the Closing Date, plus an amount equal to an accrual on the Stated Value of 3% per annum (not compounded) from the Closing Date to the Redemption Date; or

                     (J) if the Redemption Date is after November 10, 2006, zero.

Holders of shares of Preferred Stock to be redeemed who fail to claim the Redemption Price on the Redemption Date shall not be entitled to interest on the Redemption Price after the Redemption Date.

          (b) Notice of Redemption.  The Company shall mail notice of redemption
              --------------------
of the Preferred Stock (a "Redemption Notice") at least 30, but no more than 60,
                           -----------------
days prior to the date fixed for redemption (the "Redemption Date") to each
                                                  ---------------
holder of Preferred Stock to be redeemed, at such holder's address as it appears on the books of the Company.

          (c) Deposit.  If such notice of redemption shall have been so mailed,
              -------
and if on or before the Redemption Date specified in such notice all said funds necessary for such redemption shall have been irrevocably deposited in trust (which deposit shall not be made sooner than the 15th day following the date of the Company's mailing of the notice of redemption pursuant to Section 4(b)), for the account of the holder of the shares of the Preferred Stock to be redeemed (and so as to be and continue to be available therefor), with a bank or trust company named in such notice doing business in the State of California and having combined capital and surplus of at least $50,000,000, thereupon and without awaiting the Redemption Date, all shares of the Preferred Stock with respect to which such notice shall have been so mailed and such deposit shall have been so made shall be deemed to be no longer outstanding, and all rights with respect to such shares of the Preferred Stock shall forthwith upon such deposit in trust cease and terminate, except only the right of the holders thereof on or after the Redemption Date to receive from such deposit the amount payable on redemption thereof, but without interest, upon surrender (and endorsement or assignment to transfer, if required by the Company) of their certificates. In case the holders of shares of the Preferred Stock that shall have been redeemed shall not within two years (or any longer period if required by law) after the Redemption Date claim any amount so deposited in trust for the redemption of such shares, such bank or trust company shall, upon demand and if permitted by applicable law, pay over to the Company any such unclaimed amount so deposited with it, and shall thereupon be relieved of all responsibility in respect thereof, and thereafter the holders of such shares shall, subject to applicable escheat laws, look only to the Company for payment of the redemption price thereof, but without interest.

     5.   Redemption Following Change in Control.
          --------------------------------------

          (a) Redemption at Option of Holder of Preferred Stock.  In the event
              -------------------------------------------------
of a Change in Control (as defined below), each holder of shares of Preferred Stock shall have the right, at the sole option and election of such holder exercisable on or before the 90th day following the earliest event constituting a Change in Control, to require the Company to redeem some or all of the shares of Preferred Stock owned by such holder at the Redemption Price. For purposes of this Section 5, a "Change in Control" shall mean the occurrence of either of
                      ------------------
the following events:

               (i) any person, entity or "group" (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the rules thereunder) other than Craig Corporation, a Delaware corporation ("Craig"), and its successors and affiliates, acquires beneficial ownership of over 35% of the outstanding voting securities of the Company ("affiliate" of a person shall mean any person directly or
                   ---------
     indirectly controlling, controlled by or under common control with such person, and "control" of a person shall mean the power to direct the
                  -------
     affairs of such person by reason of ownership of voting stock, contract or otherwise); or

               (ii) the directors of the Company as of October 10, 1994 (the

     "Current Directors"), and any future directors ("Continuing Directors") of
      -----------------                               --------------------
     the Company who have been elected or nominated by a majority of the Current Directors or the Continuing Directors cease to constitute a majority of the Board of Directors.

          (b) Exercise of Redemption Rights.  The holder of any shares of the
              -----------------------------
Preferred Stock seeking to exercise its redemption rights pursuant to Section 5(a) may exercise its right to require the Company to redeem such shares by surrendering for such purpose to the Company, at its principal office or at such other office or agency maintained by the Company for that purpose, a certificate or certificates representing the shares of Preferred Stock to be redeemed accompanied by a written notice stating that such holder elects to require the Company to redeem all or a specified integral number of such shares in accordance with the provisions of this Section 5. As promptly as practicable, and in any event within ten business days after the surrender of such certificates and the receipt of such notice relating thereto, the Company shall deliver or cause to be delivered to the holder of the shares being redeemed payment for such shares in immediately available funds and, if less than the full number of shares of the Preferred Stock evidenced by the surrendered certificate or certificates are being redeemed, a new certificate or certificates, of like tenor, for the number of shares evidenced by such surrendered certificate or certificates less the number of shares redeemed.
Such redemptions shall be deemed to have been made at the close of business on the date of such payment and the rights of the holder thereof, except for the right to receive the payment for the redeemed shares in accordance herewith, shall cease on such date.

     6.   General Provisions Relating to Redemptions.  Redemptions pursuant to
          ------------------------------------------
Sections 4 and 5 shall be subject to the following terms and conditions:

          (a) Pro-Rata Redemption.  If less than all of the Preferred Stock at
              -------------------
the time outstanding is to be redeemed, the shares so to be redeemed shall be selected by lot, pro-rata or in such other manner as the Board of Directors may determine to be fair and proper.

          (b) Payment of Taxes.  The Company shall not be required to pay any
              ----------------
tax that may be payable in respect of any payment in respect of a redemption of shares of Preferred Stock to a name other than that of the registered holder of Preferred Stock redeemed or to be redeemed, and no such redemption payment shall be made unless and until the person requesting such payment has paid to the Company the amount of any such tax or has established, to the satisfaction of the Company, that such tax has been paid.

          (c) Status of Shares Redeemed.  Shares of Preferred Stock redeemed,
              -------------------------
purchased or otherwise acquired for value by the Company shall, after such acquisition, be retired, and shall thereafter have the status of authorized and unissued shares of preferred stock and may be reissued by the Company at any time as shares of any series of preferred stock.

          (d) Conversion Prior to Redemption.  From the date of a Redemption
              ------------------------------
Notice until the earlier of the Redemption Date or the date the deposit of funds in trust is made pursuant to Section 4(c), holders of shares of Preferred Stock subject to a Redemption Notice shall retain their right to an Optional Conversion (as defined in Section 7) of their shares.

     7.   Optional Conversion.  Subject to the provisions of this Section 7 and
          -------------------
of Section 8, shares of Preferred Stock shall be convertible, at the option of the holder thereof (an "Optional Conversion"), into shares of Common Stock at a
                        -------------------
conversion ratio (the "Conversion Ratio") of one share of Preferred Stock for a
                       ----------------
fraction of a share of Common Stock, the numerator of which is the sum of the Stated Value plus any accrued but unpaid per share Quarterly Dividends, and the denominator of which is the average of the closing prices per share of the Common Stock on the American Stock Exchange (the "AMEX") for each of the 60
                                                  ----
business days immediately preceding the Original Conversion Date (as defined below), as quoted in The Wall Street Journal, or if the Common Stock is not listed or admitted to trade on AMEX, the average of the closing prices per share of the Common Stock on the principal national securities exchange on which the Common Stock is listed or admitted to trade for each of the 60 business days immediately preceding the Original Conversion Date (as defined below), as quoted in The Wall Street Journal, or if the Common Stock is not listed or admitted to trade on any such exchange, the average of the closing bid and asked prices for Common Stock as reported by NASDAQ for each of the 60 business days immediately preceding the Original Conversion Date (as defined below), as quoted in The Wall Street Journal, or other similar organization if NASDAQ is no longer reporting such information, or if not so available, the fair market price as determined in good faith by the Board of Directors of the Company (the "Market Price"),
                                                          ------------
subject to the following:

          (a) Limits on Market Price.  If the Market Price for any Optional
              ----------------------
Conversion would exceed $5.00, the Conversion Ratio shall be calculated as if the Market Price were $5.00.

          (b) Option of the Company to Redeem Tendered Preferred Stock.  Subject
              --------------------------------------------------------
to the provisions of this Section 7(b), if the Market Price for any Optional Conversion shall be below $3.00, the Company shall have the option, exercisable for 30 days after receipt by the Company of the Notice of Conversion (as defined below) by written notice to the holder, to redeem any or all of the shares of Preferred Stock that have been tendered for conversion by the holder thereof (the "Tendered Preferred Stock") at the Redemption Price pursuant to Section
      ------------------------
4(a); provided, however, that the Company shall complete such redemption within 90 days of the Company's notice of redemption and the Premium shall be calculated through the date of redemption using the accrual rate, as provided in
Section 4(a)(iii), in effect on the Original Conversion Date (as defined below).

          (c) Exercise of Optional Conversion Rights.  The holder of any shares
              --------------------------------------
of the Preferred Stock seeking to exercise its optional conversion rights pursuant to Section 7(a) may exercise its right to require the Company to convert such shares by surrendering for such purpose to the Company, at its principal office or at such other office or agency maintained by the Company for that purpose, a certificate or certificates representing the shares of Tendered Preferred Stock to be converted accompanied by a written notice stating that such holder elects to require the Company to convert all or a specified integral number of such shares into shares of Common Stock in accordance with the provisions of this Section 7 (the "Notice of Conversion"), and the date of
                                   --------------------
delivery to the Company of such Notice of Conversion shall be the "Original
                                                                    --------
Conversion Date" for such shares of Tendered Preferred Stock.  Subject to
---------------
Section 7(b), as promptly as practicable, the Company shall deliver or cause to be delivered to the holder of the shares of

Tendered Preferred Stock,(i) a new certificate or certificates representing the number of shares of Common Stock into which the Tendered Preferred Stock has been converted, and (ii) if less than the full number of shares of Preferred Stock evidenced by the surrendered certificate(s) are being converted, a new certificate or certificates, of like tenor, for the number of shares of Preferred Stock that have not been converted and that the holder shall retain. Such conversions shall be deemed to have been made at the close of business on the Original Conversion Date and the rights of the holder thereof, except the right to receive the new certificate or certificates, shall cease on the Original Conversion Date or the Final Conversion Date (as defined below), as applicable.

          (d) Limits on Time of Conversion.  Holders of shares of Preferred
              ----------------------------
Stock shall not be entitled to convert shares of Preferred Stock into shares of Common Stock for a one-year period commencing on the 15th day following the filing of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, except in the event of a Change in Control of the Company.

     8.   General Provisions Relating to Conversion.  Conversions pursuant to
          -----------------------------------------
Sections 7 shall be subject to the following terms and conditions:

          (a) Conversion Restrictions Pursuant to AMEX Rules. If an Optional
              ----------------------------------------------
Conversion would result, on the Original Conversion Date, in the issuance of a number of shares of Common Stock (the "Issuable Common Stock") that exceeds 20%
                                       ---------------------
of the then-outstanding shares of Common Stock and if the AMEX rules and regulations, including, but not limited to, (S)713 of the AMEX Company Guide (the "AMEX Rules") shall require the affirmative vote of the stockholders of the
      ----------
Company with respect to such issuance before it will approve such excess shares of Issuable Common Stock for listing on AMEX (the "Ineligible Common Stock"),
                                                   -----------------------
then, subject to any rights the Company may have to redeem the Preferred Stock in accordance with Section 7(b), the Company shall convert into Common Stock only the number of shares of Preferred Stock that will not result in the issuance of any Ineligible Common Stock, and shall deliver to the holder of the shares of Preferred Stock that were the subject of the Optional Conversion or Automatic Conversion a certificate for evidencing the shares of Preferred Stock that would have been converted but for the issuance of Ineligible Common Stock (the "Unconverted Preferred Stock"). The holder shall retain the Unconverted
      ---------------------------
Preferred Stock until the next annual or special meeting of the stockholders of the Company at which the Company, subject to any rights it may have to redeem the Unconverted Preferred Stock in accordance with Section 7(b), shall submit a proposal for stockholder approval of the issuance of the Ineligible Common Stock. Pending such stockholder approval, the Unconverted Preferred Stock shall continue to be outstanding and entitled to all rights and privileges hereunder.

          (i) If such stockholder approval is obtained, the Unconverted Preferred Stock shall, as soon as practically possible and on a date selected by the Board of Directors (the "Final Conversion Date"), be converted into shares
                             ---------------------
of Common Stock at the ratio applicable to the Original Conversion Date upon (A) surrender to the Company of the certificate(s) representing the Unconverted Preferred Stock, (B) the Company's remittance to the holder of such Unconverted Preferred Stock of the benefits such holder would have received had the Unconverted Preferred Stock been converted into the Ineligible Common Stock on the Original Conversion Date, including, but not limited to, the benefits of any cash dividends, stock dividends, stock splits, reverse stock splits, and recapitalizations of the Common Stock, declared (and not rescinded) or effective, during the period from the Original Conversion Date through the Final Conversion Date (the "Stockholder Approval Period"), and (C) such holder's forfeiture or refund to the Company of any Quarterly Dividends on the Unconverted Preferred Stock that have accrued or been paid in respect of the Unconverted Preferred Stock during the Stockholder Approval Period.

          (ii) If such stockholder approval is not obtained, the Company shall redeem the Unconverted Preferred Stock at the Redemption Price; provided, however, that the Premium shall be calculated through the date of redemption using the accrual rate in effect on the Original Conversion Date.

          (b) Request of Majority for Stockholder Vote.  At any time before a
              ----------------------------------------
conversion described in Section 8(a) occurs, the Company shall, upon the request of a majority of the outstanding shares of Preferred Stock, submit a proposal for stockholder approval of the issuance of all shares of Common Stock issuable upon conversion of the Preferred Stock, including, without limitation, the Ineligible Common Stock, at the next meeting of stockholders of the Company that follows such request.

          (c) Conversion Restrictions Pursuant to Number of Authorized Shares of
              ------------------------------------------------------------------
Common Stock.  If there are an insufficient number of authorized shares of
------------
Common Stock to satisfy an Optional Conversion or an Automatic Conversion, the number of shares of Preferred Stock that would have been converted in the absence of such insufficiency shall be exchanged by the Company for a new class of preferred shares (the "New Shares") having the same aggregate stated value as the shares exchanged therefor and a stated value per share equal to the Market Price (up to a maximum of $5.00); provided, however, that such new class shall have identical rights, privileges and preferences as those of the Preferred Stock, except as stated in this Section 8(c). If there are an insufficient number of authorized New Shares to satisfy such exchange, the holders of shares of Preferred Stock to be so exchanged shall each receive a pro rata allocation of available New Shares for such exchange, and each such holder shall have the right, exercisable by written notice of such exercise delivered to the Company within 30 days of such exchange accompanied by certificates evidencing the remainder of their shares of Preferred Stock that would have been so exchanged but for such insufficiency, to require the Company to redeem such remaining shares at the Redemption Price in effect on the date of such exchange and in accordance with the provisions of Section 6.

          (d) Pro-Rata Conversion.  If less than all of the Preferred Stock at
              -------------------
the time outstanding is to be converted, the shares so to be converted shall be selected by lot, pro-rata or in such other manner as the Board of Directors may determine to be fair and proper.

          (e) No Fractional Shares.  No fractional shares or scrip representing
              --------------------
fractional shares of Common Stock shall be issued upon the conversion of any shares of Preferred Stock. Instead of any fractional interest in a share of Common Stock that would otherwise be deliverable upon the conversion of Preferred Stock, the Company shall pay to the holder an amount in cash (computed to the nearest cent) equal to the Market Price. If more than one share shall be surrendered for conversion at one time by the same holder, the number of full shares of Common Stock issuable upon conversion thereof shall be computed on the basis of the aggregate number of shares of Preferred Stock so surrendered.

          (f) Payment of Taxes.  The Company will pay any and all documentary,
              ----------------
stamp or similar issue or transfer taxes payable in respect of the issue or delivery of shares of Common Stock on the conversion of shares of Preferred Stock pursuant to this Section 8; provided, however, that the Company shall not be required to pay any tax that may be payable in respect of any registration of transfer involved in the issue or delivery of shares of Common Stock in a name other than that of the registered holder of Preferred Stock converted or to be converted, and no such issue or delivery shall be made unless and until the person requesting such issue has paid to the Company the amount of any such tax or has established, to the satisfaction of the Company, that such tax has been paid.

          (g) Status of Shares Converted.  Shares of Preferred Stock converted
              --------------------------
by the Company, shall, after such conversion, be retired, and shall thereafter have the status of authorized and unissued shares of preferred stock and may be reissued by the Company at any time as shares of any series of preferred stock.

     9.   Voting Rights.  The holders of Preferred Stock shall have the
          -------------
following voting rights:

          (a) One Vote Per Share.  Except as provided herein or by law, each
              ------------------
share of Preferred Stock shall entitle the holder thereof to one vote on all matters submitted to a vote of the Company's stockholders.

          (b) Voting With Common Stock.  Except as otherwise provided herein or
              ------------------------
by law, the holders of Preferred Stock and the holders of Common Stock shall vote together as one class on all matters submitted to a vote of the Company's stockholders.

          (c) Dividend Arrearages and Election of Director.  If dividends in an
              --------------------------------------------
amount equal to two Quarterly Dividends have accrued and remain unpaid for two consecutive Dividend Periods, the holders of the Preferred Stock will thereupon have the right to vote as a separate class to elect one special director to the Board of Directors (in addition to the then authorized number of directors) and at each succeeding annual meeting of stockholders thereafter until such right is terminated as hereinafter provided. Upon payment of all dividend arrearages, the holders of Preferred Stock will be divested of such voting rights (until any future time when dividends in an amount equal to two Quarterly Dividends have accrued and remained unpaid for two consecutive Dividend Periods) and the term of the special director will thereupon terminate and the authorized number of directors will be reduced by one.

          (d) Parity or Senior Stock.  So long as any shares of the Preferred
              ----------------------
Stock are outstanding (except when notice of the redemption of all outstanding shares of Preferred Stock has been given pursuant to Section 4(b) and shares of Common Stock and any necessary funds have been deposited in trust for such redemption pursuant to Section 4(c)), the Company shall not, without the affirmative vote or consent of the holders of at least a majority of the outstanding shares of Preferred Stock and any other series of preferred stock entitled to vote thereon at the time outstanding voting or consenting, as the case may be, together as one class, given in person or by proxy, either in writing or by resolution adopted at an annual or special meeting called for the purpose, create, authorize or issue any new class of Parity Stock or Senior Stock.

          (e) Matters Affecting the Rights of Holders of Preferred Stock.  So
              ----------------------------------------------------------
long as any shares of the Preferred Stock are outstanding (except when notice of the redemption of all outstanding shares of Preferred Stock has been given pursuant to Section 4(b) and shares of Common Stock and any necessary funds have been deposited in trust for such redemption pursuant to Section 4(c)), the Company shall not, without the affirmative vote or consent of the holders of at least a majority of the outstanding shares of Preferred Stock and any other series of preferred stock entitled to vote thereon at the time outstanding voting or consenting, as the case may be, together as one class, given in person or by proxy, either in writing or by resolution adopted at an annual or special meeting called for the purpose, amend the Certificate of Incorporation or this Certificate of Designation, directly or indirectly, whether through a merger or otherwise, so as to affect materially and adversely the specified rights, preferences, privileges or voting rights of holders of shares of Preferred Stock.

          (f) Matters Deemed Not to Affect the Rights of Holders of Preferred
              ---------------------------------------------------------------
Stock.  Except as set forth in Section 9(d) above, the creation, authorization
-----
or issuance of any shares of any Junior Stock, Parity Stock or Senior Stock, the creation of any indebtedness of any kind of the Company, or the increase or decrease in the amount of authorized capital stock of any class, including Preferred Stock, shall not require the consent of the holders of Preferred Stock and shall not be deemed to affect materially and adversely the rights, preferences, privileges or voting rights of holders of shares of Preferred Stock.
          (g) Nomination of Director.  Subject to the fiduciary duty of the
              ----------------------
Board of Directors the holders of a majority of the outstanding shares of the Preferred Stock shall have, in addition to their rights under Section 9(c), the right to nominate one director nominee to the slate of director nominees submitted to the stockholders of the Company by the Board of Directors.

     10.  No Sinking Fund.  No sinking fund will be established for the
          ---------------
retirement or redemption of shares of Preferred Stock.

     11.  Preemptive Rights.  Each holder of any of the shares of Preferred
          -----------------
Stock shall be entitled to a preemptive right to purchase or subscribe for any unissued voting stock of any class of the Company, or any unissued stock or unissued other instrument which is, or may, upon the occurrence of certain condition(s), be convertible into voting stock of the Company, that the Board of Directors may propose to issue by means of an increase of the outstanding shares of capital stock of any class, or the issuance of bonds, certificates of indebtedness, debentures or other securities convertible into voting stock of the Company (the "Proposed Voting Securities"). Such preemptive rights shall extend only to the extent necessary to allow such holder of shares of Preferred Stock to maintain its proportionate share of the outstanding voting stock of the Company and the number of shares (or dollar amount, as applicable) of

Proposed Voting Securities each holder of Preferred Stock shall be entitled to purchase or subscribe for shall be the amount determined by multiplying the number of shares (or dollar amount, as applicable) of Proposed Voting Securities by a fraction, the numerator of which shall be the number of shares of Preferred Stock held by such holder, and the denominator of which shall be the number of votes entitled to be cast by all outstanding voting securities of the Company before the proposed issuance.

     IN WITNESS WHEREOF, the Corporation has caused this Certificate of Designation to be executed by Steve Wesson, its President as of _________________________, 1996.

                              CITADEL HOLDING CORPORATION


                              By:
                                 ----------------------------------------
                              Name:  Steve Wesson
                              Title:    President and Chief Executive Officer

                                EXHIBIT 8.4(e)
                                --------------

                                 ASSET PUT AND
                         REGISTRATION RIGHTS AGREEMENT

     This Asset Put and Registration Rights Agreement (this "Agreement") is
                                                             ---------
entered into as of this --------- day of ----------, 1996 by and among Reading Entertainment, Inc., a Delaware corporation ("Reading Entertainment"), Citadel
                                              ---------------------
Holding Corporation, a Delaware corporation ("Citadel"), and Citadel Acquisition
                                              -------
Corp., Inc., a Delaware corporation ("CAC"), with reference to the following:
                                      ---

     A. The parties to this Agreement are also parties to an Exchange Agreement dated as of August --, 1996 (the "Exchange Agreement") pursuant to which CAC is
                                  ------------------
purchasing 70,000 shares (the "Preferred Shares") of Reading Entertainment's
                               ----------------
Series A Voting Cumulative Convertible Preferred Stock, stated value $100 per share (the "Series A Preferred Stock"), for an aggregate cash purchase price of
            ------------------------
$7,000,000.

     B. As conditions to CAC's purchase of the Preferred Shares, Reading Entertainment has agreed that (i) Citadel shall have an option to exchange all or substantially all of its assets (other than Excluded Assets as defined below) for shares (the "Exchange Shares") of Reading Entertainment's Common Stock,
                 ---------------
$0.001 par value (the "Common Stock"), and (ii) Reading Entertainment will under
                       ------------
certain circumstances register under the Securities Act of 1933, as amended (the "Act"), the Exchange Shares and any shares of Common Stock, received upon
 ---
conversion of the Preferred Shares (the "Conversion Shares"), all in accordance
                                         -----------------
with and subject to the terms of this Agreement.

     NOW, THEREFORE, in consideration of the foregoing and the agreements set forth herein, the parties hereto agree as follows:

                                  ARTICLE ONE

                                   ASSET PUT
     1.1  Asset Put.
          ---------
          (a) Commencing on the date hereof, Citadel shall have the right, by giving written notice to Reading Entertainment prior to 11:59 p.m. on the thirtieth (30th) day following the date on which Reading Entertainment files its Annual Report on Form 10-K for the fiscal year ended December 31, 1999 (the "Exchange Notice"), to exchange (the "Asset Put") all or substantially all of
 ---------------
its assets (other than the Excluded Assets as defined below), together with any debt encumbering or related to such assets, including without limitation, mortgages and leases (collectively, the "Citadel Assets"), for such number of
                                         --------------
shares of Common Stock as are determined with reference to the Citadel Asset Valuation and the Common Stock Value, as described below. The term "Excluded
                                                                    --------
Assets" shall mean (i) all Preferred Shares and Conversion Shares (or all shares
------
of capital stock of CAC, if the sole assets of CAC are Excluded Assets), (ii) such cash and/or marketable securities as a special committee comprised of the independent directors of the Board of Directors of Citadel may reasonably determine are necessary in order to maintain an appropriate level of liquidity for Citadel and its subsidiaries, (iii) any assets that, in the reasonable opinion of the Board of Directors of Reading Entertainment, are subject to liabilities (including, without limitation, contingent or environmental liabilities) reasonably likely to be in excess of the fair market value of such assets, (iv) After Acquired Assets (as defined below) to the extent the After Acquired Assets Value (as defined in Section 1.2) exceeds $5,000,000 and (v) assets to the extent the Citadel Asset Valuation (as defined in Section 1.2) exceeds $30,000,000. "After Acquired Assets" shall mean any assets other than
                      ---------------------
cash and assets owned by Citadel or its subsidiaries on the date hereof and cash proceeds of the sale thereof. If any assets are excluded by reason of clause
(iv) or (v), Reading Entertainment shall determine
in good faith which assets shall be Excluded Assets on such basis.  Subject to
Section 1.1(e), the Asset Put shall be consummated (the "Closing") on the tenth business day following the Determination Date (as defined below), or such later date as the parties may agree, at the executive offices of Citadel at 10:00 a.m. local time (the "Closing Date"). At the Closing, Citadel shall deliver such
                 ------------
stock powers, assignments, bills of sale, deeds, consents, cash by wire transfer and other instruments of transfer and conveyance as shall be necessary, within the reasonable requirements of Reading Entertainment, to transfer the Citadel Assets to Reading Entertainment and, subject to Section 1.1(c), Reading Entertainment shall deliver to Citadel the Exchange Shares, together with such assumption agreements, acknowledgments and other documents as shall be necessary, within the reasonable requirements of Citadel, to transfer and assign the Citadel Assets to Reading Entertainment and for Reading Entertainment to assume any and all debt encumbering the Citadel Assets.

     (b) Subject to Sections 1.1(c) and 1.3, the aggregate number of Exchange Shares to be delivered to Citadel at the Closing shall be determined by dividing the Citadel Asset Valuation by the Common Stock Value, rounded to the nearest whole number of shares.

     (c) In the event the issuance to Citadel, upon Citadel's exercise of the Asset Put, of the number of shares of Common Stock determined pursuant to
Section 1.1(b) would result in an "owner shift" (as defined in Section 382 of the Internal Revenue Code, as amended (the "Code")) of Reading Entertainment
                                            ----
which, when added to all other "owner shifts" that have occurred during the "testing period," would result in aggregate "owner shifts" that count against the 50 percentage point limit (under Section 382(g) of the Code) in excess of 45 percentage points (the "Owner Shift Threshold"), Reading Entertainment shall
                        ---------------------
issue to Citadel the maximum number of shares of Common Stock which would not result in the crossing of such Owner Shift Threshold. Reading Entertainment may elect not to issue the shares of Common Stock (the "Excess Shares") which would
                                                    -------------
exceed the number of shares determined by the preceding sentence. In such case, Reading Entertainment shall either: (i) issue to Citadel debt securities (the

"Debt Securities") in an aggregate principal amount equal to the number of
 ---------------
Excess Shares multiplied by the average of the closing sales prices of Common Stock on the Nasdaq National Market (or, if that shall not be the principal market on which the Common Stock shall be trading or quoted, then on such principal market)(the "Closing Price") for the thirty (30) consecutive trading
                       -------------
days in which trading of the Common Stock occurs immediately preceding the Closing Date (the "Excess Share Value") or (ii) pay to Citadel cash, in
                   ------------------
immediately available funds, in an amount equal to the Excess Shares Value (the "Cash Portion"). The economic terms of the Debt Securities, if any, shall be determined by an investment banking firm which shall be independent of Citadel and Reading (the "Independent Investment Banker"), and which shall be chosen by
                  -----------------------------
Reading Entertainment, subject to Citadel's consent (not to be unreasonably withheld). All fees and expenses of, and any other charges incurred by the Independent Investment Banker shall be borne by Reading Entertainment. The form and terms of the Debt Securities shall be as otherwise agreed by Reading Entertainment and Citadel in good faith.

     (d) As promptly as practicable after receipt of the Exchange Notice, Reading Entertainment shall notify Citadel whether Reading Entertainment anticipates issuing to Citadel any Debt Securities and, if so, the aggregate principal amount of Debt Securities Reading Entertainment estimates it will issue (provided, that an inaccuracy in such estimate shall not limit Reading Entertainment's right to issue the full amount of Debt Securities permitted to be issued pursuant to Section 1.1(c)). If, within ninety (90) days from the date of such notice, Citadel notifies Reading Entertainment of Citadel's bona fide intention to sell all, but not less than all, the Debt Securities, if requested by Citadel in such notice, Reading Entertainment shall take all reasonable actions to assist Citadel in the sale of all or any portion of the Debt Securities to a third party or parties and shall, upon consummation of such sale: (i) reimburse Citadel for all out-of-pocket expenses incurred by Citadel in connection with the issuance of the Debt Securities and the negotiation and consummation of such sale, including, without limitation, reasonable fees and expenses of legal counsel, accountants, financial advisors, brokers and investment bankers and

(ii) pay to Citadel in cash by wire transfer in immediately available funds, the amount by which the net proceeds received by Citadel (without duplication of amounts reimbursed under clause (i) above) from the sale of the Debt Securities is less than the Excess Shares Value.

       (e) In the event Citadel's legal counsel advises Citadel that the exercise of the Asset Put and consummation of the transactions contemplated thereby will require the approval of Citadel's stockholders:

           (i) Within thirty (30) calendar days of the date of the Exchange Notice, Citadel shall prepare and file with the Securities and Exchange Commission (the "SEC") a proxy statement and related proxy material meeting
                     ---
    the requirements of Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to be mailed to stockholders in connection
                     ------------
    with a meeting of the Citadel stockholders (the "Proxy Statement") or as
                                                     ---------------
    soon as practicable thereafter, and use its commercially reasonable efforts to clear such materials with the SEC and mail such materials to the Citadel stockholders within sixty (60) calendar days of originally filing such materials with the SEC, or as soon as practicable thereafter. In such event, Citadel covenants that the Proxy Statement at the time of mailing to the Citadel stockholders and at the time of the meeting of stockholders held to approve the consummation of the Asset Put (the "Meeting") will not contain
                                                    -------
    any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading (other than statements or omissions therein supplied by Reading Entertainment in writing for use therein) and the Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act.

           (ii) Reading Entertainment shall furnish in writing for inclusion in the Proxy Statement such information as may be reasonably necessary to comply with the provisions of the Exchange Act and the rules and regulations thereunder and shall have been requested in writing by Citadel.

           (iii) As an additional condition to Citadel's obligation to consummate the Asset Put, Citadel may elect to receive at Citadel's expense, on or prior to the mailing date of the Proxy Statement, an opinion, reasonably satisfactory to Citadel, from a financial advisor selected by Citadel that the consummation of the Asset Put is fair from a financial point of view to Citadel and such opinion shall not have been withdrawn or modified in a manner which is not reasonably satisfactory to Citadel.

           (iv) Reading Entertainment and Craig Corporation, a Delaware corporation ("Craig"), agree that any Citadel voting securities which it, or
                  -----
    any of their respective subsidiaries or affiliates, may hold on the record date of any such meeting will be voted to approve the exercise and Closing of the Asset Put.

           (v) The Closing shall take place on or before the fifth business day next following the Meeting. If, at any time prior to the Closing Date, it shall be necessary to amend or supplement the Proxy Statement to correct any statement or omission with respect to Citadel, CAC or Reading Entertainment in order to comply with any applicable legal requirements, the appropriate party shall supply in writing the necessary information to Citadel and Citadel shall amend or supplement the Proxy Statement to the extent necessary to comply with applicable legal requirements.

       (f) The risk of loss or damage by fire or other casualty or cause to the Citadel Assets until the Closing shall be upon Citadel. In the event of loss or damage to a material amount of any

Citadel Assets following Citadel's delivery of the Exchange Notice and prior to the Closing, Citadel shall promptly notify Reading Entertainment in writing of such event describing with such particularity as is possible the extent of such loss or damage and the extent to which such loss or damage may be covered by any insurance policy of Citadel. Within ten (10) days after receipt of written notice from Citadel of such loss or damage, Reading Entertainment shall, at its option, either (i) have Citadel assign to Reading Entertainment at the Closing all insurance proceeds to which Citadel would be entitled as a result of such loss or damage or (ii) exclude such assets from the Citadel Assets; provided that Reading Entertainment shall have no right to exclude such assets under this
Section 1.1(f) if Citadel promptly repairs the damaged asset substantially to its previous condition. If any assets are substituted or excluded pursuant to this Section 1.1(f), the Citadel Asset Valuation shall be adjusted accordingly.

     1.2  Citadel Asset Valuation.
          -----------------------

        (a)  (i) The Exchange Notice shall set forth the name and address of a qualified Member of Appraisal Institute ("MAI") real estate appraiser to appraise the value of real estate assets which are part of the Citadel Assets (the "Real Estate Assets") and a qualified appraiser to appraise the
                  ------------------
     value of the non-real estate assets, if any, which are part of the Citadel Assets (the "Non-Real Estate Assets"), each appraiser chosen by Citadel
                  ----------------------
     (the "Citadel Appraisers") (such aggregate value being referred to as the
           ------------------
     "Citadel Asset Valuation"). Within fifteen (15) business days of the date
      -----------------------
     of the Exchange Notice, Reading Entertainment shall give Citadel notice of the names and addresses of a qualified MAI real estate appraiser to appraise the value of the Real Estate Assets and a qualified appraiser to appraise the value of the Non-Real Estate Assets, each chosen by Reading Entertainment (the "Reading Entertainment Appraisers"). Each of the Citadel
                         --------------------------------
     Appraisers and Reading Entertainment Appraisers (collectively, the "Appraisers") shall value the Citadel Assets to be appraised by them as of
      ----------
     the date the last of the Appraisers is retained (the "Valuation Date"). The
                                                           --------------
     Appraisers shall be requested to separately appraise any After Acquired Assets. The Appraisers, in appraising any Citadel Assets, shall take into account any liabilities (including, without limitation, contingent or environmental liabilities) relating to or encumbering such Citadel Assets and the "value" thereof shall be determined net of any such liabilities which will encumber the Citadel Assets following the Closing. Any mortgage debt relating to any asset shall be deemed to be a liability equal to its outstanding principal amount as of the Valuation Date, which amount shall be deducted (without duplication) from the value otherwise attributable to such asset, unless such debt is repaid by Citadel at or prior to the Closing.

             (ii) Within thirty (30) days of the date of the Exchange Notice, Citadel and Reading Entertainment shall cause the Citadel and the Reading Entertainment Appraisers, respectively, to deliver to both Reading Entertainment and Citadel their respective appraisal reports setting forth the value of the Citadel Assets appraised by them. Thereafter, Reading Entertainment and Citadel agree to use their best efforts to agree on the Citadel Asset Valuation and the value of the After Acquired Assets (such value of the After Acquired Assets being the "After Acquired Asset Valuation;" the excess of the Citadel Asset Valuation over the After
                                                                    -----
     Acquired Asset Valuation is hereinafter referred to as the "Existing Asset
     ------------------------                                    --------------
     Valuation"). If an agreement on both valuations can be reached within five
     ---------
     (5) business days of the latest to be delivered of the Appraisers' reports, those valuations shall be the Citadel Asset Valuation and After Acquired Asset Valuation. If no agreement on either or both such matters can be reached within such five (5) business day period, the parties shall select and jointly engage, a third set of appraisers (the "Third Appraisers") who
                                                         ----------------
     shall be directed, as promptly as practicable, to value the Citadel Assets as of the Valuation Date and shall affirm the valuation of either the Reading Entertainment Appraisers or the Citadel Appraisers. Such determination by the Third Appraisers shall be binding upon Citadel and Reading Entertainment and the valuations affirmed by the Third Appraisers shall be the Citadel Asset Valuation and After Acquired Asset Valuation. The date when the Citadel Asset

     Valuation and After Acquired Asset Valuation are determined as provided above shall be the "Determination Date."
                         ------------------

          (iii) If required by either Citadel or Reading Entertainment, the parties shall request the Appraisers to update their procedures, as set forth above, to a date not later than forty-five (45) days prior to the anticipated Closing Date, which date shall thereupon become the Valuation Date. Upon delivery of such reports, Citadel and Reading Entertainment shall, to the extent necessary as a result of any difference in such reports from the original reports of the Appraisers, repeat the procedures set forth in Section 1.2(a)(ii), and the dates and valuations, determined by such repeated procedures, shall be substituted for the dates and valuations as originally determined.

          (iv) With respect to the liabilities encumbering or relating to the Citadel Assets which require the consent of the other party for the assignment of such liabilities to Reading Entertainment, at or prior to the Closing, Citadel and Reading Entertainment shall cooperate with each other to obtain any such consent. In the event any such consent cannot be obtained, Reading Entertainment shall, at its own expense, refinance any or all of such debt to permit the transfer of such assets to Reading Entertainment.

          (v) Citadel shall be entitled to all income earned or accrued and shall be responsible for all liabilities and obligations incurred or payable in connection with the Citadel Assets through the close of business on the Closing Date and Reading Entertainment shall be entitled to all income earned or accrued and shall be responsible for all assumed liabilities incurred or payable in connection with the Citadel Assets after the close of business on the Closing Date. At the Closing, all assumed liabilities, accrued but unpaid expenses (including accrued interest) and prepaid expenses relating to the Citadel Assets shall be apportioned between Reading Entertainment and Citadel in accordance with generally accepted accounting principles ("GAAP") as of the close of business on the
                                      ----
     Closing Date and the Citadel Asset Valuation shall be adjusted accordingly. The Citadel Asset Valuation shall also be adjusted for changes in the principal amount of any indebtedness to be assumed by Reading Entertainment between the Valuation Date and the Closing Date; provided however, that in the event Reading Entertainment refinances any such debt at the Closing, the Citadel Asset Valuation shall be determined immediately prior to the repayment or refinance of such debt. At or prior to the Closing, the parties will prepare a preliminary closing statement which shall set forth the final Citadel Asset Valuation and specify on a preliminary basis all adjustments to the Citadel Asset Valuation between the Valuation Date and the Closing Date. Promptly following the Closing, the parties will finalize such closing statement, making such adjustments as may be appropriate.

          (b) If the parties are unable to agree upon the Third Appraisers within the time periods set forth above, either Reading Entertainment or Citadel, by giving seven (7) days written notice to the other, may apply to the American Arbitration Association for the purpose of selecting the Third Appraisers and the parties agree that the decision of the American Arbitration Association selecting the Third Appraisers shall be final and binding.

          (c) Citadel and Reading Entertainment shall each be responsible for the fees and expenses of its own Appraisers. The fees and expenses of the Third Appraisers, if required, shall be paid by the party whose valuation is rejected and not affirmed by the Third Appraisers.

          (d) The Citadel Assets shall be valued at their fair market value as the assets are then constituted, assuming a willing buyer and a willing seller dealing at arms-length and unaffiliated with the other.

          (e) All Real Estate Assets may be transferred to Reading Entertainment subject to all debt encumbering or related to such assets, which shall, in such event, be taken into consideration in connection with the valuation of the Real Estate Assets.

          (f) Citadel shall pay and be responsible for any transfer taxes or fees or prepayment penalties payable as a result of the transfer of the Citadel Assets. Reading Entertainment shall reimburse Citadel at the Closing or credit Citadel in computing the Citadel Asset Valuation for the amount of any liability incurred by Citadel for assumption fees relating to the assumption of any debt encumbering the Citadel Assets.

     1.3  Common Stock Valuation.
          ----------------------

          (a) Subject to Section 1.3(b), the "Common Stock Value" shall be
                                              ------------------
calculated as follows:

              (i) The Common Stock Value with respect to the first $20,000,000 of Existing Assets Valuation shall be (A) $11.75 per share if the Exchange Notice is given on or before October 31, 1997 or (B) $12.25 per share if the Exchange Notice is after October 31, 1997.

             (ii) The Common Stock Value with respect to the excess of the Existing Assets Valuation over $20,000,000, and with respect to the After Acquired Asset Valuation up to $5,000,000, shall be the average of the Closing Prices for the thirty (30) consecutive trading days in which trading of Common Stock occurs immediately preceding the Closing Date (the "FMV Value")
      ---------

            (iii) Unless Reading Entertainment shall consent, Citadel shall not be entitled to exchange After Acquired Assets to the extent the After Acquired Asset Valuation is in excess of $5,000,000.

             (iv) Unless Reading Entertainment shall consent, Citadel shall not be entitled to exchange Citadel Assets to the extent the Citadel Asset Valuation exceeds $30,000,000.

          (b) In the event the average of the Closing Price over any sixty (60) consecutive calendar days exceeds 130% of the Common Stock Value then in effect under Section 1.3(a)(i), Reading Entertainment may, at its option, give Citadel notice of such event. If Citadel does not deliver the Exchange Notice within 120 days of such notice, the Common Stock Value for all purposes shall then be the FMV Value.

     1.4  Conditions to Asset Put Closing.
          -------------------------------

          (a) The obligation of Citadel to convey the Citadel Assets to Reading Entertainment as provided in Section 1.1 of this Agreement is subject to the fulfillment, on or before the Closing Date, of each of the following conditions (unless waived by the written consent of Citadel):

              (i) Reading Entertainment shall deliver to Citadel a stock certificate representing the Exchange Shares and such shares shall be validly issued, fully paid and non-assessable, not subject to any preemptive or similar right (other than as set forth in Reading Entertainment's Certificate of Incorporation), and free and clear of any adverse claims whatsoever;

             (ii) Reading Entertainment shall deliver to Citadel certificates representing the Debt Securities, if any, and the Debt Securities, when delivered and paid for in accordance with the Agreement, will be legal, valid and binding obligations of Reading Entertainment, enforceable in accordance with their terms, and free and clear of any liens, charges or other encumbrances;

              (iii) Reading Entertainment shall deliver to Citadel the Cash Portion, if any;

               (iv) Reading Entertainment shall deliver to Citadel such assumption agreements, acknowledgments and other documents as Citadel may reasonably request, in such form as shall be reasonably satisfactory to Citadel, to transfer the Citadel Assets to Reading Entertainment and for Reading Entertainment to assume the debt encumbering the Citadel Assets, including without limitation, any currently existing mortgages and then existing leases;

              (v) The representations and warranties of Reading Entertainment contained in Article Three shall be true in all material respects at and as of the date hereof and as of the Closing Date as if made at and as of the Closing Date and as if made with respect to the issuance of the Exchange Shares and Debt Securities, if any, except for any changes therein which
     (x) have been disclosed by Reading Entertainment in reports or statements filed by it under the Exchange Act, prior to the date of the Exchange Notice or (y) have otherwise been disclosed by Reading Entertainment to Citadel and, in the case of this clause (y), are reasonably acceptable to Citadel; Reading Entertainment shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Article One to be performed or complied with prior to or at the Closing Date; and Reading Entertainment shall have delivered to Citadel a certificate dated the Closing Date and signed by its President or Chief Financial Officer to the effect set forth in this subparagraph;

              (vi) There shall not be in effect (x) any order or decision of a court of competent jurisdiction or governmental agency or authority or (y) any action or proceeding commenced by or before any court, governmental agency or authority or threatened by any governmental agency or authority that enjoins, restrains or prohibits or seeks to enjoin, restrain or prohibit the consummation of the transactions provided in Section 1.1 of this Agreement;

              (vii) All consents to the assignment of any contracts to be assigned to Reading Entertainment requiring the consent of the other party thereto shall have been obtained pursuant to written instruments satisfactory to Citadel or waived by Reading Entertainment; and

              (viii) If required, the consummation of the Asset Put shall have been validly adopted at the Meeting by the affirmative vote of the holders of at least a majority of the votes cast by the Citadel stockholders entitled to vote on the matter, and the Meeting shall have been duly called with a quorum present.

          (b) The obligation of Reading Entertainment to issue the Exchange Shares and Debt Securities, if any, to Citadel as provided in Section 1.1 of this Agreement is subject to the fulfillment, on or before the Closing Date, of each of the following conditions (unless waived by the written consent of Reading Entertainment):

              (i) Citadel shall deliver to Reading Entertainment such stock powers, assignments, bills of sale, deeds, title insurance policies, consents, cash by wire transfer and other instruments of transfer and conveyance as Reading Entertainment may reasonably request, in such form as shall be reasonably satisfactory to Reading Entertainment;

              (ii) The representations and warranties of Citadel contained in Article Three shall be true in all material respects at and as of the date hereof and as of the Closing Date as if made at and as of the Closing Date; Citadel shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Article One to be performed or complied with by Citadel prior to or on the Closing Date; and Citadel shall have delivered to Reading Entertainment a certificate dated the Closing Date and signed by its President or its Chief Financial Officer to the effect set forth in this subparagraph;

            (iii) There shall not be in effect (x) any order or decision of a court of competent jurisdiction or governmental agency or authority or (y) any action or proceeding commenced by or before any court, governmental agency or authority or threatened by any governmental agency or authority that enjoins, restrains or prohibits or seeks to enjoin, restrain or prohibit the consummation of the transactions provided in Section 1.1 of this Agreement;

             (iv) All consents to the assignment of any contracts to be assigned to Reading Entertainment requiring the consent of the other party thereto shall have been obtained pursuant to written instruments satisfactory to Reading Entertainment or waived by Citadel;

              (v) Citadel shall have made such filing with, and obtained such consents of, such governmental agencies as shall be required to be made or obtained by Citadel to effect the transfer of the Citadel Assets to Reading Entertainment; and

             (vi) All title insurance policies on the Real Estate Assets, as Reading Entertainment shall reasonably determine as necessary (and which shall be obtained at Reading Entertainment's expense), shall not be subject to any encumbrances other than encumbrances disclosed to and taken into account by the Appraisers in determining the Citadel Asset Valuation.

       (c) (i) In the event Citadel's acquisition of the Exchange Shares and Debt Securities, if any, shall be in connection with a plan of distribution of such Exchange Shares and Debt Securities to Citadel's stockholders or the reorganization, restructuring, recapitalization, liquidation, dissolution or winding up of Citadel, Reading Entertainment shall, at its own expense, prepare a registration statement, information statement or other documents and take such actions covering or otherwise relating to the Exchange Shares and Debt Securities, if any, as may be required under the Act and any other applicable state or federal securities law for Citadel to consummate such plan of distribution, reorganization, restructuring, recapitalization, liquidation, dissolution or winding up.

              (ii) In the event Citadel's acquisition of the Exchange Shares and Debt Securities, if any, are not in connection with such a plan, reorganization, restructuring, recapitalization, liquidation, dissolution or winding up, Citadel shall deliver an investment representation by Citadel with respect to the Exchange Shares and Debt Securities, if any, in form and substance equivalent to the investment representation made by CAC with respect to the Series A Preferred Stock set forth in Section 5.7 of the Exchange Agreement.

                                  ARTICLE TWO

                              REGISTRATION RIGHTS

     2.1  Definitions.  For purposes of this Article Two only, the following
          -----------
definitions shall apply.

          (a) The terms "register," "registered," and "registration" refer to a
                         --------    ----------        ------------
registration effected by preparing and filing a registration statement in compliance with the Act and the declaration or ordering of effectiveness of such registration statement by the SEC.

          (b) The term "Registrable Securities" refers to the Conversion Shares and the Exchange Shares owned by (or issuable upon conversion of shares of Series A Preferred Stock owned by) the Holders, except that the Conversion Shares and the Exchange Shares shall cease to be Registrable Securities at the earliest date when (i) a registration statement with respect to the sale of such shares has become effective under the Act and the shares have been disposed of in accordance with such registration statement; (ii) such shares may be sold to the public pursuant to paragraph (k) of Rule 144 under the Act ("Rule 144") or
                                                                 --------
any successor provision; (iii) such shares shall have been transferred (under Rule 144 or otherwise), new certificates for the shares not bearing a legend restricting further transfer (other than as provided in Reading Entertainment's Certificate of Incorporation) shall have been delivered by Reading Entertainment and subsequent disposition of the shares does not require registration or qualification under the Act or state law then in force in the opinion of legal counsel for Reading Entertainment; or (iv) such shares cease to be outstanding.

          (c) The term "Holder" means a holder of record of Registrable
                        ------
Securities on the books and records of Reading Entertainment which is either CAC, Citadel (if it exercises the Asset Put), or an assignee of a Holder who succeeds to the rights as a Holder in accordance with Section 2.9 hereof.

          (d) The number of shares of "Registrable Securities then outstanding"
                                       ---------------------------------------
shall be determined by the number of shares of Common Stock which are Registrable Securities and the number of shares of Common Stock issuable pursuant to then convertible securities which are convertible into Registrable Securities.

     2.2  Request for Registration.
          ------------------------

          (a) Subject to Sections 2.2(b) and 2.2(c), if Reading Entertainment shall receive a written request (specifying that it is being made pursuant to this Article Three), from Holders of a majority of the Registrable Securities then outstanding, that Reading Entertainment file a registration statement under the Act, or a similar document pursuant to any other statute then in effect corresponding to the Act, covering the registration of at least a majority of the Registrable Securities then outstanding, then Reading Entertainment shall, within ten (10) business days of the receipt thereof, give written notice of such request to all Holders at their respective addresses and shall file as soon as practicable, and in any event within sixty (60) days of the receipt of such request, a registration statement under the Act covering all Registrable Securities which the Holders request to be registered within 30 days of the mailing of such notice to all Holders.

          (b) Notwithstanding the foregoing, (i) Reading Entertainment shall not be obligated to effect a registration pursuant to this Section 2.2 during the period starting with the date 60 days prior to Reading Entertainment's estimated date of filing of, and ending on a date six months following the effective date of, a registration statement pertaining to an underwritten public offering of securities for the account of Reading Entertainment, provided that Reading Entertainment is actively employing in good faith all reasonable efforts to cause such registration statement to become effective and that Reading Entertainment's estimate of the date of filing such registration statement is made in good faith; (ii) if Reading Entertainment shall furnish to the Holders initiating the registration request hereunder (the "Initiating Holders") a
                                                    ------------------
certificate signed by the President of Reading Entertainment stating that in the good faith judgment of the Board of Directors it would be seriously detrimental to Reading Entertainment or its shareholders for a registration statement to be filed in the near future, then Reading Entertainment's obligation to file a registration statement shall be deferred for a period not to exceed six months; provided, however, that Reading Entertainment may furnish such a certificate to the Initiating Holders only once in any one-year time period, and (iii) if the managing underwriter advises the Initiating Holders in writing that marketing factors require a limitation of the number of shares to be underwritten, then the Initiating Holders shall so advise all Holders which would otherwise be underwritten pursuant hereto, and the number of shares of Registrable Securities that may be included in the underwriting shall be allocated among all Holders thereof in proportion to the amount of Registrable Securities owned by each Holder; provided, however, that the number of shares of Registrable Securities to be included in such underwriting shall not be reduced unless all other securities are first entirely excluded from the underwriting.

          (c) Reading Entertainment shall be obligated to effect only two registrations pursuant to this Section 2.2, provided however, that if the Holders who demand registration under this Section 2.2 are unable to register at least ninety percent (90%) of the Registrable Securities requested to be included in such registration, then the number of registrations which Reading Entertainment shall be obligated to effect under this Section 2.2 shall be increased by one.

     2.3  "Piggyback" Registration.
           -----------------------

          (a) Subject to Section 2.3(b), if at any time Reading Entertainment determines to register (including for this purpose a registration effected by Reading Entertainment for stockholders other than the Holders) any shares of Common Stock under the Act in connection with the public offering of such securities solely for cash on an SEC Form that would also permit the registration of the Registrable Securities (other than Forms S-4 and S-8), Reading Entertainment shall, each such time while Registrable Securities are outstanding, promptly give each Holder written notice of such determination. Upon the written request of each Holder given within 20 days after mailing of any such notice by Reading Entertainment, Reading Entertainment shall, subject to the provisions of Section 2.7, cause to be registered under the Act all of the Registrable Securities that each such Holder has requested be registered; provided however, that Reading Entertainment shall not be required to proceed with such registration if the offering is abandoned in its entirety and no other securities are offered for sale.

          (b) Reading Entertainment shall not be required under this Section 2.3 to include any Registrable Securities in such underwriting unless the Holders accept reasonable and customary terms of the underwriting as agreed upon between Reading Entertainment and the underwriters selected by it.

     2.4  Obligations of Reading Entertainment.  Notwithstanding any other
          ------------------------------------
provision hereof, whenever required under this Article Two to effect the registration of any Registrable Securities, Reading Entertainment shall, as expeditiously as reasonably possible:

          (a) Prepare and file with the SEC a registration statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such registration statement to become effective, and, upon the request of the Holders of a majority of the Registrable Securities registered thereunder, to keep such registration statement effective for up to 90 days.

          (b) Prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Act with respect to the disposition of all securities covered by such registration statement.

          (c) Furnish to the Holders such numbers of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Act, and such other documents as they may reasonably request in order to facilitate the disposition of Registrable Securities owned by them.

          (d) Use its commercially reasonable efforts to register and qualify the securities covered by such registration statement under such other securities or Blue Sky laws of such jurisdictions as shall be necessary for the Holders to dispose of the Registrable Securities, provided that Reading Entertainment shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process or subject itself to taxation in any such states or jurisdictions.

          (e) Enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing underwriter, if any, of such offering. Each Holder participating in such underwriting shall also enter into and perform its obligations under such an agreement.

          (f) Notify each Holder of Registrable Securities covered by such registration statement at any time when a prospectus relating thereto is required to be delivered under the Act of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing.

          (g) Furnish, at the request of any Holder requesting registration of Registrable Securities pursuant to this Article Two, on the date that such Registrable Securities are delivered to the underwriters for sale in connection with a registration pursuant to this Article Two, (i) an opinion, dated such date, of the counsel representing Reading Entertainment for the purposes of such registration, in form and substance as is customarily given to underwriters in an underwritten public offering, addressed to the underwriters and to the Holders requesting registration of Registrable Securities and (ii) a letter dated such date, from the independent certified public accountants of Reading Entertainment, in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering, addressed to the underwriters and to the Holders requesting registration of Registrable Securities.

          (h) Make generally available to its stockholders an earnings statement satisfying the provisions of Section 11(a) of the Act (including by means of satisfying the provisions of Rule 158 under the Act) as soon as reasonably practical covering the 12-month period beginning with the first month of Reading Entertainment's first fiscal quarter commencing after the effective date of the registration statement.

          (i) Whenever any notice is required to be given under this Article Two, such notice may be given personally or by mail. Any notice given to a Holder shall be sufficient if given to the Holder at the last address set forth for such Holder on the stock transfer records of Reading Entertainment. Any notice given by mail shall be deemed to have been given when deposited in the United States mail with postage thereon prepaid.

     2.5  Furnish Information.  The selling Holders shall furnish to
          -------------------
Reading Entertainment such information regarding themselves, the Registrable Securities held by them, and the intended method of disposition of such securities as shall be required to effect the registration of the Registrable Securities.

     2.6  Expenses of Registration.  All expenses other than underwriting
          ------------------------
discounts and commission incurred in connection with any registration, filing or qualification pursuant to Sections 2.2 and 2.3, including, without limitation, all registration, filing and qualification fees, printers' and accounting fees, fees and disbursements of counsel for Reading Entertainment, and the reasonable fees and disbursements of a single counsel for the selling Holders selected by the Holders of a majority of the Registrable Securities then outstanding shall be borne by Reading Entertainment; provided, however, that Reading Entertainment shall not be required to pay for any expenses of any registration proceeding begun pursuant to Section 2.2 if the registration request is subsequently withdrawn at the request of the Holders of a majority of the Registrable Securities to be registered (in which case all participating Holders shall bear such expenses), unless, at the time of such withdrawal, the Holders have learned of a material adverse change in the condition, business or prospects of Reading Entertainment from that known to the Holders at the time of their request, in which case the Holders shall not be required to pay any such expenses and shall retain all rights pursuant to Section 2.2.

     2.7  Underwriting Requirements.  In connection with any offering
          -------------------------
involving an underwriting of shares being issued by Reading Entertainment, Reading Entertainment shall not be required under Section 2.3 to include any of the Holders' securities in such underwriting unless they accept the terms of the underwriting as agreed upon between Reading Entertainment and the underwriters selected by it, and then only in such quantity as will not, in the reasonable opinion of the underwriters, jeopardize the success of the offering by Reading Entertainment. If the total amount of securities, including Registrable Securities, requested by stockholders to be included in such offering exceeds the amount of securities to be sold other than by Reading Entertainment that the underwriters reasonably believe compatible with the success of the offering, then Reading Entertainment shall be required to include in the offering only that number of such securities, including Registrable Securities, which the underwriters believe will not jeopardize the success of the offering (the securities so included to be apportioned pro rata among the selling stockholders according to the total amount of securities entitled to be included therein owned by each selling stockholder or in such other proportions as shall mutually be agreed to by such selling stockholders); provided, however, that in no event shall any securities of selling Holders be excluded until all securities of selling employees of, or consultants and advisors to, Reading Entertainment are excluded.

     2.8  Indemnification and Contribution.  In the event any Registrable
          --------------------------------
Securities are included in a registration statement under this Article Two:

          (a) To the extent permitted by law, Reading Entertainment will indemnify and hold harmless each Holder, the officers and directors of each Holder, any underwriter (as defined in the Act) for such Holder and each person, if any, who controls such Holder or underwriter within the meaning of the Act or the Exchange Act, against any losses, claims, damages or liabilities (joint or several) to which they may become subject under the Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (collectively, a "Violation"): (i) any untrue statement or alleged untrue statement of a material
 ---------
fact contained in such registration statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto, (ii) the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading, or (iii) any violation or alleged violation by Reading Entertainment of the Act, the Exchange Act, any state securities law or any rule or regulation promulgated under the Act, the Exchange Act or any state securities law; and Reading Entertainment will reimburse each such Holder, officer or director, underwriter or controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that Reading Entertainment shall not be liable in any such case for any such loss, claim, damage, liability or action to the extent that it arises out of or is based upon (x) a Violation which occurs in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by any such Holder, officer, director or controlling person of such Holder or underwriter or (y) any untrue statement or alleged untrue statement made in, or omission or alleged omission from, any preliminary prospectus or final prospectus, if the final prospectus or the final prospectus as amended or supplemented, respectively, which shall have been furnished, to the underwriter or Holder claiming indemnification, prior to the time such underwriter sent written confirmation of or the Holder made such sale to the person alleging such statement, alleged statement, omission or alleged omission, does not contain such statement, alleged statement, omission or alleged omission and a copy of such final prospectus or such prospectus as amended or supplemented, respectively, shall not have been sent or given to such person; and provided, further, that in no case shall Reading Entertainment be liable for amounts paid in settlement of any such loss, claim, damage, liability, or action if such settlement is effected without the written consent of Reading Entertainment, which consent shall not be unreasonably withheld.

          (b) To the extent permitted by law, each selling Holder will indemnify and hold harmless Reading Entertainment, each of its directors, each of its officers who have signed the registration statement and any underwriters, against any losses, claims, damages or liabilities (joint or several) to which Reading Entertainment or any such director, officer, controlling person or underwriter may become subject, under the Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages or liabilities (or actions in respect thereto) arise out of or are based upon any Violation, in each case to the extent (and only to the extent) that such Violation occurs in reliance upon and in conformity with written information furnished by or on behalf of such Holder expressly for use in connection with such registration; and each such Holder will reimburse any legal or other expenses reasonably incurred by Reading Entertainment or any such director, officer, controlling person or underwriter in connection with investigating or defending any such loss, claim, damage, liability, or action; provided, however, that the indemnity agreement contained in this Section 2.8(b) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Holder, which consent shall not be unreasonably withheld; provided further that, in no event shall any indemnity under this Section 2.8(b) exceed the net proceeds from the offering received by such Holder.

          (c) Promptly after receipt by an indemnified party under this Section
2.8 of notice of the commencement of any action (including any governmental action), such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 2.8, deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel mutually reasonably satisfactory to the parties; provided, however, that an indemnified party shall have the right to retain its own counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such proceeding.

          (d) In order to provide for just and equitable contribution under the Act in any case in which (i) any indemnified party makes claim for indemnification pursuant to this Section 2.8, but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced in such case notwithstanding the fact the express provisions of this Section 2.8 provide for indemnification, or
(ii) contribution under the Act may be required on the part of any indemnified party; then the indemnifying party in lieu of indemnifying such indemnified party hereunder shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities, in such proportion as is appropriate to reflect the relative fault of the indemnifying parties on the one hand and of the indemnified parties on the other in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative fault of the indemnifying parties and of the indemnified parties shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnifying party, or by the indemnified party, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

          The parties further agree that it would not be just and equitable if contribution pursuant to this Section 2.8(d) were determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to in the immediately preceding paragraph.

The amount paid or payable by an indemnified party as a result of the losses, claims, damages and liabilities or actions in respect thereof referred to in the immediately preceding paragraph shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 2.8(d), in no event shall any contribution under this Section 2.8(d) exceed the net proceeds from the offering received by such Holder. No person guilty of fraudulent misrepresentations (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

          (e) The obligations of Reading Entertainment and Holders under this
Section 2.8 shall survive the completion of any offering of Registrable Securities in a registration statement under this Article Two.

     2.9  Assignment of Registration Rights.  The rights to cause Reading
          ---------------------------------
Entertainment to register Registrable Securities pursuant to this Article Two may be assigned by a Holder to any transferee or assignee of any amount of such securities; provided, in each case that (i) Reading Entertainment is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee or assignee and the securities with respect to which such registration rights are being assigned; (ii) such assignment shall be effective only if, immediately following such transfer, the further disposition of such securities by the transferee or assignee is restricted under the Act and
(iii) the transferee or assignee agrees in writing to assume all the obligations of the transferor under this Article Two.

    2.10  Limitations on Subsequent Registration Rights.  From and after
          ---------------------------------------------
the date of this Agreement, Reading Entertainment shall not, without the prior written consent of the Holders of a majority of the outstanding Registrable Securities, enter into any agreement with any holder or prospective holder of any securities of Reading Entertainment which would allow such holder or prospective holder (a) to include such securities in any registration filed under Section 2.2 hereof, unless, under the terms of such agreement, such holder or prospective holder may include such securities in any such registration only to the extent that the inclusion of its securities will not reduce the amount of the Registrable Securities of the Holders which is included or (b) to make a demand registration which could result in such registration statement being declared effective within 120 days of the effective date of any registration effected pursuant to Section 2.2.

    2.11  Amendment of Registration Rights.  Any provision of this Article
          --------------------------------
Two may be amended and the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of Reading Entertainment and the holders of a majority of the Registrable Securities then outstanding. Any amendment or waiver effected in accordance with this Section 2.11 shall be binding upon each Holder of Registrable Securities, each future holder of all such securities and Reading Entertainment.

                                 ARTICLE THREE

                         REPRESENTATIONS AND WARRANTIES

     3.1  Representations and Warranties of Reading Entertainment.  Reading
          -------------------------------------------------------
Entertainment hereby represents and warrants to each of Citadel and CAC as follows:

          (a) The representations and warranties of Reading Entertainment set forth in Section 3 of the Exchange Agreement are hereby incorporated by reference and are true and correct in all respects; and

          (b) The representations and warranties of Reading Entertainment set forth in Section 3 of the Exchange Agreement relating to the Exchange Agreement and the consummation of the transactions contemplated thereby are true and correct in all respects as if made with respect to this Agreement and the consummation of the transactions contemplated hereby, other than, with respect to Section 3.6 of the Exchange Agreement, as required by Article Two hereof and other than any consent, approval, order, authorization, registration, declaration, or filing with a governmental authority which may be required to consummate the transactions contemplated by Article One hereof.

     3.2  Representations and Warranties of Citadel and CAC.  Citadel and
          -------------------------------------------------
CAC hereby jointly and severally represent and warrant to Reading Entertainment as follows:

          (a) The representations and warranties of each of Citadel and CAC set forth in Section 5 of the Exchange Agreement (except Section 5.5) are hereby incorporated by reference and are true and correct in all respects; and

          (b) The representations and warranties of Citadel and CAC set forth in
Section 5 of the Exchange Agreement relating to the Exchange Agreement and the consummation of the transactions contemplated thereby are true and correct in all respects as if made with respect to this Agreement and the consummation of the transactions contemplated hereby, other than, with respect to Sections 5.1 and 5.3 of the Exchange Agreement, representations and warranties relating to or necessary in connection with approval of the stockholders of Citadel, which if required, will be obtained on or prior to the Closing Date.

                                  ARTICLE FOUR

                    READING ENTERTAINMENT CHANGE OF CONTROL

     4.1  Redemption By Reading Entertainment.  In the event of any "Change
          -----------------------------------
in Control" (as defined in Reading Entertainment's Certificate of Designation, Preferences and Rights of the Series A Preferred Stock and Reading Entertainment's Series B Voting Cumulative Convertible Preferred Stock (the "Certificate")), Reading Entertainment shall not be entitled to redeem any
 -----------
Series A Preferred Stock held by Citadel, CAC or any of their respective affiliates pursuant to the first sentence of Section 5.1(a) of the Certificate unless, prior to or simultaneously with such redemption, Craig assumes, pursuant to an assumption agreement in form and substance satisfactory to Citadel in its reasonable discretion, all obligations of Reading Entertainment under Articles One, Two (as it relates to the Exchange Shares) and Five hereunder. Notwithstanding the foregoing, such assumption agreement by Craig shall provide:

     (a) In lieu of Common Stock, Citadel will be entitled to exchange the Citadel Assets (to the extent it would otherwise have been entitled to exchange the Citadel Assets for Common Stock) for Craig's Class A Common Preference Stock, par value $0.01 per share ("Craig Stock"),
                                   -----------
     (b) For purposes of Section 1.3(a)(i), the Common Stock Value shall be determined by multiplying: (i) the average of the Closing Prices of the Craig Stock for the twenty (20) consecutive trading days on which trading of the Craig Stock occurs immediately prior to the date of the event which results in such Change of Control (the "Change of Control Date") by (ii) a fraction, the
                        ----------------------
denominator of which shall be the Closing Price of the Common Stock on the Change of Control Date and the numerator of which shall be the applicable Common Stock Value of the Common Stock under Section 1.3(a)(i). For all other purposes, in determining the "Common Stock Value" with respect to the Craig Stock, Craig and the Craig Stock shall be deemed substituted for Reading Entertainment and the Common Stock.

     (c) Craig shall represent and warrant to Citadel and CAC as to the matters covered by the representations and warranties of Reading Entertainment set forth in Article Three as if made by Craig with respect to such assumption agreements, this Agreement and the consummation of the transactions covered thereby and hereby.

     (d) References to the representations and warranties of Reading Entertainment in Section 1.4(a)(v) shall refer to representations and warranties of Craig as if made by Craig with respect to Craig.

                                  ARTICLE FIVE

                               GENERAL PROVISIONS
     5.1  General Provisions.
          ------------------

          (a) Subject to Section 2.4(i), all notices, requests, demands or other communications required or authorized or contemplated to be given by this Agreement shall be in writing and shall be deemed to have been duly given, made and received when delivered against receipt, upon receipt of a facsimile transmission, when deposited in the United States mails (first class postage prepaid) or when deposited with Federal Express, and addressed as provided in
Section 10.2 of the Exchange Agreement or to such other address and fax number as any of the parties hereto may from time to time designate in writing, prior to the giving of such notice.

          (b) Except as set forth in Article Two, no amendment or waiver of any provision of this Agreement shall in any event be effective, unless the same shall be in writing signed by the parties hereto, and then such amendment, waiver or consent shall be effective only in a specific instance and for the specific purpose for which given.

          (c) This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same Agreement.

          (d) Except as set forth in Article Two, this Agreement shall not be assigned by any party without the prior written consent of the other party hereto.

          (e) This Agreement and the documents and agreements referred to herein contain the entire understanding among the parties with respect to the transactions contemplated hereby and supersede all prior and contemporaneous agreements and understandings whether oral or written, relating to the subject matter hereof.

          (f) This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, notwithstanding any Delaware or other conflict-of-law provisions to the contrary.

          (g) Each party hereto shall execute and deliver such further agreements and instruments, and take such further actions, as the other party may reasonably request in order to carry out the purpose and intent of this Agreement.

          (h) Except as provided in Section 1.2, should any party institute any arbitration, action, suit or other proceeding arising out of or relating to this Agreement, the prevailing party shall be entitled to receive from the losing party reasonable attorneys' fees and costs incurred in connection therewith.

          (i) Other than as specifically provided herein, each party shall bear its own costs and expenses (including fees and disbursements of legal counsel) incurred in connection with the consummation of the transactions provided for herein.

          (j) No party, nor its respective counsel, shall be deemed the drafter of this Agreement for purposes of construing the provisions of this Agreement, and all language in all parts of this Agreement shall be construed in accordance with its fair meaning, and not strictly for or against any party.

          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed by their respective duly authorized officers as of the date first above written.
                         READING ENTERTAINMENT, INC.

                         By:____________________________________
                         Name:__________________________________
                         Its:___________________________________

                         CITADEL ACQUISITION CORP., INC.

                         By:____________________________________
                         Name:__________________________________
                         Its:___________________________________

                         CITADEL HOLDING CORPORATION

                         By:____________________________________
                         Name:__________________________________
                         Its:___________________________________

Acknowledged and agreed, as to the matters set forth in Section 1.1(e)(iv) and Article Four:

CRAIG CORPORATION


By:_________________________
Name:_______________________
Its:________________________

                                                                       EXHIBIT G

              CERTIFICATE OF DESIGNATIONS, PREFERENCES AND RIGHTS

                                       OF

             SERIES A VOTING CUMULATIVE CONVERTIBLE PREFERRED STOCK

                                      AND

             SERIES B VOTING CUMULATIVE CONVERTIBLE PREFERRED STOCK

                                       OF

                          READING ENTERTAINMENT, INC.


          Reading Entertainment, Inc., a Delaware corporation (the "Corporation"), hereby certifies that, pursuant to the authority contained in Article FOURTH of its Certificate of Incorporation, and in accordance with the provisions of Section 151 of the General Corporation Law of the State of Delaware, the Corporation's Board of Directors has duly adopted the following resolution creating two series of its Preferred Stock, $.001 par value per share, designated as Series A Voting Cumulative Convertible Preferred Stock and Series B Voting Cumulative Convertible Preferred Stock:

          RESOLVED, that two series of the class of the authorized Preferred Stock of the Corporation be created hereby, and that the designations and amounts thereof and the voting powers, preferences and relative, participating, optional and other special rights of the shares of each such series, and the qualifications, limitations or restrictions thereof, are as follows:

          1.   Designations and Numbers of Shares.  Seventy thousand (70,000)
               ----------------------------------
shares of the Preferred Stock of the Corporation are hereby constituted as a series of Preferred Stock, $.001 par value per share, and designated as "Series A Voting Cumulative Convertible Preferred Stock" (hereinafter called the "Series A Stock") and five hundred fifty thousand (550,000) shares of the Preferred Stock of the Corporation are hereby constituted as a series of Preferred Stock, $.001 par value per share, and designated as "Series B Voting Cumulative Convertible Preferred Stock" (hereinafter called the "Series B Stock"; the Series A Stock and the Series B Stock are hereinafter collectively called the "Convertible Preferred Stock").

          2.   Liquidation.  Upon any voluntary or involuntary dissolution,
               -----------
liquidation or winding up of the Corporation (a "Liquidation"), the holder of each share of each series of Convertible Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, before any distribution of assets shall be made to the holders of Common Stock of the Corporation or to the holders of other stock of the Corporation that ranks junior to such series of the Convertible Preferred Stock in respect to distributions upon a Liquidation of the Corporation ("Junior Stock"), an amount equal to $100 per share (the "Stated Value"), plus an amount equal to all dividends (whether or not declared or due) accrued and unpaid on such share on the date fixed for distribution of assets of the Corporation to the holders of the Convertible Preferred Stock. The Series B Stock shall rank junior to the Series A Stock in right to distributions on Liquidation and shall be "Junior Stock" with respect to the Series A Stock. Neither a consolidation or merger of the Corporation with or into any other entity, nor a merger of any other entity with or into the Corporation, nor a sale or transfer of all or any part of the Corporation's assets for cash or securities or any other property, shall be considered a Liquidation. Written notice of any Liquidation shall be given to the holders of the Convertible Preferred Stock not less than thirty days prior to any payment date stated therein.

          3.   Dividends.
               ---------

               3.1 The holders of Convertible Preferred Stock shall be entitled to receive, when and as declared by the Board of Directors, but only out of surplus and capital legally available for the payment of dividends, cumulative dividends at the annual rate of $6.50 per each share of Series A Stock, and at the annual rate of $6.50 per each share of Series B Stock ("Regular Dividends"), in each case before any dividends or other distributions (other than dividends in Common Stock or any other stock which ranks junior in respect to such series of the Convertible Preferred Stock in respect to dividends) are paid to the holders of the Common Stock or any other stock which is Junior Stock with respect to such series. The Series B Stock shall rank junior to the Series A Stock in right to dividends and shall be "Junior Stock" with respect to the Series A Stock. Such dividends shall accumulate on each share of Convertible Preferred Stock from the date of its original issuance and from day to day and shall be payable (subject to declaration by the Board of Directors and the existence of surplus and capital legally available for the payment of such dividends) in equal quarterly installments on the last day of March, June, September and December of each year (except that, if such date is not a business day, the dividend shall be payable on the first immediately succeeding business day); provided, however, that the initial quarterly dividend
                          --------  -------
payment payable on any share of Convertible Preferred Stock shall be an amount equal to the product determined by multiplying the Regular Dividend for a quarter by a fraction, the numerator of which is the number of days from (but not including) the date of issuance of such share to the end of the dividend quarter during which such share of Convertible Preferred Stock is issued and the denominator of which is the total number of days in such dividend quarter.

               3.2 Dividends at the rate specified in Section 3.1 hereof shall accumulate whether or not they have been declared and whether or not there is surplus and capital legally available for the payment of dividends.

               3.3 To the extent any dividends on the Convertible Preferred Stock accumulate and are in arrears, such dividend shall not bear interest.

          4.   Conversion Rights.
               -----------------
               4.1(a) Shares of Series A Stock may be converted, at the option of the holder thereof, in whole or in part, upon delivery of a certificate representing such shares to the Corporation, together with a notice specifying the number of shares to be converted (the date of such delivery, or of delivery of shares of Series B Stock on conversion thereof as hereinafter provided, is hereinafter referred to as the "Conversion Date"), (i) at any time after the date which is 18 months after the first issuance of the Convertible Preferred Stock (the date of such first issuance being the "Original Issue Date") or (ii) at any time prior to the later of (A) the 90th day after the earliest event constituting a Change in Control (as hereinafter defined) and (B) the 30th day after the consummation of the transaction the announcement of which constituted such Change in Control (the period from the date of such Change in Control to the later of such 90th or 30th day being the "Change in Control Period"). A "Change in Control" shall mean the occurrence of either of the following events:
(x) any person, entity or "group" (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and the rules thereunder) other than Craig Corporation and its successors and affiliates (collectively, "Craig"), shall publicly announce or disclose having entered into a transaction as a result of which such person, entity or group would acquire beneficial ownership of 50% or more of the outstanding Common Stock or securities entitling such person, entity or group to cast 50% or more of the votes entitled to be cast at any regular election of directors of the Corporation (where "affiliate" of a person means a person directly or indirectly controlling, controlled by or under common control with such person and "control" means the power to direct the affairs of such person by reason of ownership of voting securities, contract or otherwise) or (y) the directors of the Corporation as of the Original Issue Date (the "Current Directors") and any future directors (the

"Continuing Directors") elected or nominated by a majority of the Current Directors or Continuing Directors cease to constitute a majority of the Board of Directors of the Corporation.

          (b) Shares of Series B Stock may be converted, at the option of the holder thereof, in whole or in part, upon delivery of a certificate representing such shares to the Corporation, together with a notice specifying the number of shares to be converted, at any time after the date which is 18 months after the Original Issuance Date.

          (c) Notwithstanding the foregoing, a holder of shares of Convertible Preferred Stock may not convert any shares of Convertible Preferred Stock that have been called for redemption after 5:00 p.m. Eastern Time on the date for such redemption.

          4.2 Each share of Series A Stock shall be convertible into shares of the Corporation's Common Stock at a conversion price of $11.50 per share (as adjusted, the "Series A Conversion Price"), subject to certain adjustments as described below; and each share of Series B Stock shall be convertible into shares of the Corporation's Common Stock at a conversion price of $12.25 per share (as adjusted, the "Series B Conversion Price"; the Series A Conversion Price and the Series B Conversion Price are each hereinafter referred to as a "Conversion Price"), subject to certain adjustments as described below. The number of shares of Common Stock to be delivered on conversion of any shares of Convertible Preferred Stock shall equal the aggregate Stated Value thereof divided by the applicable Conversion Price then in effect, calculated to the nearest 1/100th of a share, subject to Section 4.5. Except as provided in
Section 4.7, the Corporation shall make no payment or adjustment on the account of any unpaid cumulative dividends on the shares of Convertible Preferred Stock surrendered for conversion or on account of any dividends on the Common Stock.

          4.3 If the Corporation shall (a) pay a dividend or make a distribution on its outstanding shares of Common Stock in shares of its Common Stock, (b) subdivide its outstanding shares of Common Stock, or (c) combine its outstanding shares of Common Stock into a smaller number of shares, then each Conversion Price in effect immediately prior to such action shall be adjusted so that the holder of any shares of Convertible Preferred Stock thereafter surrendered for conversion shall be entitled to receive the number of shares of capital stock of the Corporation which he would have owned immediately following such action had such shares of Convertible Preferred Stock been converted immediately prior thereto. An adjustment made pursuant to this Section 4.3 shall become effective immediately after the record date in the case of a dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or reclassification. The Corporation shall give notice to the holders of the Convertible Preferred Stock of any adjustment pursuant to this Section 4.3 (stating the adjusted Conversion Prices and the reasons therefor) not less than 10 days prior to the record date for such dividend, distribution, subdivision, combination or reclassification.

          4.4 If the Corporation shall consolidate or merge into or with another corporation, or if the Corporation shall sell or convey to any other person or persons all or substantially all of the assets of the Corporation, or shall issue by reclassification of its shares of Common Stock any shares of capital stock of the Corporation, each holder of Convertible Preferred Stock then outstanding shall have the right thereafter to convert each share of Convertible Preferred Stock held by him into the kind and amount of shares of stock, other securities, cash and property receivable upon such consolidation, merger, sale or conveyance by a holder of the number of shares of Common Stock into which such share might have been converted immediately prior to such consolidation, merger, sale or conveyance, and shall have no other conversion rights. In any such event, effective provision shall be made, in the certificate of incorporation of the resulting or surviving corporation or otherwise or in any contracts of sale and conveyance so that, so far as appropriate and as nearly as reasonably may be, the provisions set forth herein for the protection of the conversion rights of the shares of the Convertible Preferred Stock shall thereafter be made applicable.

          4.5 In connection with the conversion of any shares of the Convertible Preferred Stock hereunder, no fractions of shares of Common Stock shall be issued, but the Corporation shall pay a cash adjustment in respect of such fractional interest in an amount equal to a like fraction of an amount equal to the closing sales price (the "Closing Price") of a share of the Corporation's Common Stock on the National Association of Securities Dealers Automated Quotation National Market System (or, if that shall not be the principal market on which the Common Stock shall be trading or quoted, then on such principal market) on the business day next preceding the Conversion Date.

          4.6 The Corporation shall at all times reserve and keep available out of its authorized Common Stock the full number of shares of Common Stock of the Corporation issuable upon the conversion of that number of shares of the Convertible Preferred Stock permitted to be converted into Common Stock hereunder.

          4.7 (a) In the event that the average of the Closing Prices of the Common Stock, over any 180 consecutive trading day period ending within 15 days of the date of the notice provided for in Section 4.7(b) (each such Closing Price having been adjusted in proportion to any adjustment in the Conversion Prices made after the date of such Closing Price), exceeds 135% of the Series A Conversion Price then in effect, the Corporation may, at its option, require the holders of all, but not less than all, of the issued and outstanding shares of Series A Stock to convert such shares into Common Stock of the Corporation at the Series A Conversion Price.
                 (b) Not less than ten nor more than sixty days prior to the date fixed for mandatory conversion of the Series A Stock pursuant to Section 4.7(a) ("Mandatory Conversion"), notice by mail, postage prepaid, shall be given to each holder of shares of Convertible Preferred Stock required to be converted. On or after the date fixed for Mandatory Conversion, as stated in such notice, each holder of the shares required to be converted shall surrender his certificate(s) evidencing such shares to the Corporation at the place designated in such notice and shall thereupon be entitled to receive the shares of Common Stock deliverable upon conversion plus any accrued and any unpaid dividends on such shares of Convertible Preferred Stock. If such notice of Mandatory Conversion shall have been duly given, and if, on the date fixed for Mandatory Conversion, funds necessary for the payment of dividends, if any, shall be available therefor, then, notwithstanding that the certificates evidencing any shares required to be converted shall not have been surrendered, from and after the date fixed for Mandatory Conversion, dividends with respect to the shares so converted shall cease to accrue, the shares shall no longer be deemed outstanding, the holders thereof shall cease to be holders of the shares of Convertible Preferred Stock, all rights whatsoever with respect to the shares so converted shall forthwith terminate except only the right of the holders to receive the previously accrued dividends without interest thereon and the shares of Common Stock deliverable on conversion, upon surrender of their certificates therefor, and such holders shall for all purposes be deemed holders of such shares of Common Stock.

          4.8 The issuance of certificates for shares of Common Stock upon the conversion of shares of Convertible Preferred Stock shall be made without charge to the holders of shares of Convertible Preferred Stock for any issue or stamp tax in respect of the issuance of such certificates, and such certificates shall be issued in the respective names of, or in such names as may be directed by, the holders of shares of Convertible Preferred Stock converted; provided, however, that the Corporation shall not be required to pay any tax which may be payable in respect of transfer involved in the issuance and delivery of any such certificate in a name other than that of the holder of shares of Convertible Preferred Stock converted, and the Corporation shall not be required to issue or deliver such certificates unless or until the person or persons requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid. If less than all of the shares of Convertible Preferred Stock represented by a certificate surrendered for conversion are converted, the Corporation shall deliver to the holder of such shares a new certificate for the shares not so converted.

          4.9 The Corporation from time to time may reduce either Conversion Price by any amount for any period of time in the discretion of the Board of Directors.

          4.10 No adjustment in either Conversion Price shall be required unless such adjustment would result in an increase or decrease of at least 1% in such Conversion Price as then in effect; provided, however, that any adjustments that by reason of this Section 4.10 are not required to be made shall be carried forward and taken into account in any subsequent adjustment.

          5.     Redemption.
                 -----------
                 5.1(a) The shares of Series A Stock may be redeemed at the option of the Corporation, in whole or in part, upon prior written notice of such redemption given by the Corporation in accordance with Section 5.2 hereof at any time prior to the later of (i) the 120th day after the earliest event constituting a Change in Control and (ii) the 60th day after the consummation of the transaction the announcement of which constituted such Change in Control, at the Change in Control Redemption Price (as hereinafter defined); provided, that the Corporation may not, pursuant to this sentence, redeem shares of Series A Preferred Stock held by Citadel Holding Corporation ("Citadel") or any of its affiliates unless, prior to or simultaneously with such redemption, Craig assumes certain obligations of the Corporation as provided in Section 4.1 of the Asset Put and Registration Rights Agreement, dated the Original Issue Date, among the Corporation, Craig, Citadel, and Citadel Acquisition Corp., Inc. (the "Put Agreement"), and provided further that the Corporation may not redeem any shares of Series A Stock pursuant to this sentence after the fifth anniversary of the Original Issue Date. In addition, any or all of the shares of Series A Stock may be redeemed at the option of the Corporation, upon prior written notice of such redemption given by the Corporation in accordance with Section
5.2 hereof, at any time after the fifth anniversary of the Original Issue Date, at the Standard Redemption Price (as hereinafter defined). The "Change in Control Redemption Price" of each share of Series A Stock at any date shall mean an amount equal to the sum of (x) the Stated Value thereof, (y) an accrual on the Stated Value, from the date of issuance of such share to the date of redemption, at a percentage per annum (not compounded) equal to 8% if such redemption is on or before the fourth anniversary of the Original Issue Date or 7% if thereafter, and (z) all accrued and unpaid dividends thereon to the date fixed for redemption; and the "Standard Redemption Price" of each share of Convertible Preferred Stock at any date shall mean an amount equal to the percentage for such date, as set forth below, of the Stated Value thereof, plus an amount equal to all accrued and unpaid dividends thereon to the date fixed for redemption:

      Anniversary of Original Issue Date                  Percentage
      ----------------------------------                  ----------
      On or after the fifth anniversary and until the
             sixth anniversary                               108%
      On or after the sixth anniversary and until the
             seventh anniversary                             106%
      On or after the seventh anniversary and until
             the eighth anniversary                          104%
      On or after the eighth anniversary and until the
             ninth anniversary                               102%
      On or after the ninth anniversary                      100%

                        (b)(i) Subject to the provisions hereof, the holders of a majority of the outstanding shares of Series A Stock (the "Requesting Holders") may require that the Corporation purchase all, but (except as otherwise provided in this Section 5.1(b)) not less than all, of the outstanding shares of Series A Stock held by the Requesting Holders and those other holders (the "Nonrequesting Holders") who so request as provided below, by notice (the "Holders' Notice") given by the Requesting Holders to the Corporation at any time (A) after 18 months after the Original Issue Date, if at the time of giving such notice the quarterly dividends payable on the Series A Stock as provided in
Section 3 hereof are in arrears in an aggregate amount equal to at least four full quarterly dividends (which need not be consecutive), or (B) within the 90-day period beginning on the fifth anniversary of the Original Issue Date (but not, in the case of this clause (B), after the exercise by Citadel of the Asset Put (as defined in the Put Agreement)), in either case at a redemption price equal to the Stated Value thereof plus all accrued and unpaid dividends thereon to the date fixed for redemption. As promptly as practicable, and in any case within ten days, after receipt of a Holders' Notice, the Corporation shall give a notice to each Nonrequesting Holder, offering to redeem the shares of Series A Stock held by such Nonrequesting Holder on the same terms, and subject to the same limitations, as the shares held by the Requesting Holders, provided such Nonrequesting Holder, within 10 days of the Corporation's notice (the "Response Period"), gives notice to the Corporation stating that such Nonrequesting Holder desires to have his shares redeemed. The Nonrequesting Holders who do not elect to have their shares redeemed shall have no subsequent right to require redemption pursuant to this Section 5.1(b)(i).

                        (ii) Citadel may require that the Corporation purchase all, but (except as otherwise provided in this Section 5.1(b)) not less than all, of the outstanding shares of Series A Stock owned by it and its affiliates, by notice given by it to the Corporation at any time during the Change in Control Period (but not after the fifth anniversary of the Original Issue Date) at the Change in Control Redemption Price.

                        (iii) As promptly as practicable, and in any case within ten days, after the expiration of the Response Period, in the case of a redemption pursuant to Section 5.1(b)(i), or the notice given by Citadel, in the case of a redemption pursuant to Section 5.1(b)(ii), the Corporation shall give a notice of redemption pursuant to Section 5.2 and thereafter proceed to effectuate such redemption as promptly as practicable.

                        (iv) Notwithstanding the foregoing, if, at the time the Corporation is required to redeem shares of the Series A Stock, the funds of the Corporation legally available for such redemption are insufficient to redeem in full the shares of the Series A Stock required to be redeemed, (A) the Corporation shall utilize the funds legally available to redeem the maximum number of such shares which can be legally redeemed and (B) the remaining such shares shall remain outstanding and not be redeemed.

                        (c) The shares of Series B Stock may be redeemed at the option of the Corporation, in whole or in part, at any time after the fifth anniversary of the Original Issue Date, upon prior written notice of such redemption by the Corporation in accordance with Section 5.2, at a per share redemption price equal to the Standard Redemption Price thereof.

                        (d) Notwithstanding the foregoing, the Corporation may not, pursuant to Section 5.1(a) or (c), redeem less than all of the outstanding shares of a series of Convertible Preferred Stock while any additional dividends are accumulated and unpaid on such series pursuant to
Section 3 hereof without first declaring and paying all such additional dividends on such series.

                        (e) If fewer than all of the outstanding shares of a series of Convertible Preferred Stock are to be redeemed pursuant to this
Section 5.1 (other than pursuant to Section 5.1(b)(ii)), such shares shall be redeemed pro rata from each holder of such series of Convertible Preferred Stock
         --- ----
(with adjustments to avoid redemptions of fractional shares).

                  5.2   (a)    Not less than thirty nor more than sixty days
prior to the date fixed for redemption, notice by mail, postage prepaid, shall be given to each holder of shares of the Convertible Preferred Stock to be redeemed. The redemption notice shall specify the date of redemption, the certificates to be redeemed, and the applicable redemption price (the "Redemption Price"); but failure to mail such notice or any defect therein or in the mailing thereof shall not affect the validity of the proceeding for the redemption of any shares so to be redeemed. On or after the date fixed for redemption, as stated in the notice, each holder of the shares called for redemption shall surrender his certificate(s) evidencing such shares to the Corporation at the place designated in such notice and shall thereupon be entitled to receive payment of the Redemption Price thereof. In case less than all of the shares of Convertible Preferred Stock represented by any such surrendered certificate are redeemed, a new certificate shall be issued representing the unredeemed shares.
                        (b) Anything herein to the contrary notwithstanding, if notice of redemption shall be given as provided in Section 5.2(a) above and if, on or at any time prior to the date fixed for redemption therein, an amount equal to the Redemption Price times the number of shares of Convertible Preferred Stock called for redemption shall be deposited in trust for the benefit of the holders of the shares of Convertible Preferred Stock called for redemption with a bank or trust company having a combined capital and surplus of at least $50 million according to its last published statement of condition, then, notwithstanding that any certificates for shares of Convertible Preferred Stock so called for redemption shall not have been surrendered for redemption, such shares shall be deemed to be redeemed upon the date fixed for redemption and shall cease to be outstanding for any purpose, the right to receive dividends thereon shall cease to accrue from and after the date fixed for redemption and all rights of the holders of the shares of Convertible Preferred Stock called for redemption shall forthwith on the date fixed for redemption cease and terminate except for the right of the holders thereof, upon presentation and surrender of their respective certificates representing such shares, to receive from such bank or trust company on or after the date fixed for redemption the amount payable upon the redemption thereof, but without interest. The Corporation shall be entitled to any interest payable on the funds so deposited. Any funds so deposited and otherwise unclaimed at the end of three years shall be repaid to the Corporation, after which holders of the redeemed stock shall look only to the Corporation for payment of the amount payable upon redemption thereof, but without interest thereon.

          6.     Voting Rights.
                 -------------
                 6.1 The holders of the shares of Convertible Preferred Stock shall initially be entitled to cast 9.64 votes per share held on all matters submitted to a vote of the Corporation's stockholders. The number of votes entitled to be cast per share of Convertible Preferred Stock shall be adjusted in inverse proportion to any adjustment in the Conversion Prices.

                 6.2 Except as otherwise provided herein or by law, the holders of Convertible Preferred Stock and the holders of Common Stock shall vote together as one class on all matters submitted to a vote of the Corporation's stockholders.

                 6.3    (a)    In the event that the quarterly dividends payable
on a series of the Convertible Preferred Stock as provided in Section 3 hereof are in arrears in an aggregate amount equal to at least six full quarterly dividends (which need not be consecutive), the number of directors constituting the Board of Directors of the Corporation shall be increased by one for each such series so in default and the holders of each series of the Convertible Preferred Stock as to which dividends are so in default shall have, in addition to the rights set forth in Sections 6.1, 6.2 and 6.4 hereof, the special right, voting separately as a single class, to elect one director of the Corporation to fill such newly created directorship at the next succeeding annual meeting of stockholders thereafter or at a special meeting of the holders of such series of the Convertible Preferred Stock called as hereinafter provided, until such right shall terminate as hereinafter provided.
                 (b)    At any time when the special voting rights provided in
Section 6.3(a) shall have so vested in the holders of a series of the Convertible Preferred Stock, the Secretary of the Corporation may, and upon the written request of the holders of 25% or more of the number of shares of such series of Convertible Preferred Stock then outstanding shall, call a special meeting of the holders of such series of the Convertible Preferred Stock for the election of the directors, to be held at the place and upon the notice provided by law and in the Bylaws for the holding of meetings of stockholders; except that the Secretary shall not be required to call such a special meeting in the case of any such request received less than 90 days before the date fixed for the next annual or other special meeting of stockholders. No such special meeting and no adjournment thereof shall be held on a date less than 30 days before the annual meeting of the stockholders (or a special meeting held in place thereof) next succeeding the time when the holders of such series of the Convertible Preferred Stock become entitled to elect directors as provided in
Section 6.3(a). The Corporation shall include, in any notice of such meeting, any nominee for director who has been proposed by the holders of twenty-five percent or more of the shares of such series of Convertible Preferred Stock then outstanding. The directors so elected shall serve until the next annual meeting or until their respective successors shall be elected and qualify.

                 (c) At each meeting of stockholders at which the holders of a series of the Convertible Preferred Stock shall have the right to vote as a class, as provided in this Section 6.3, the presence in person or by proxy of the holders of a majority of the total number of shares of such series of the Convertible Preferred Stock then outstanding shall be necessary and sufficient to constitute a quorum of such class for such election by such stockholders as a class. At any such meeting or adjournment thereof:

                        (i) the absence of a quorum of the holders of a series of the Convertible Preferred Stock shall not prevent the election of directors other than those to be elected by the holders of such series of the Convertible Preferred Stock and the absence of a quorum of the holders of any other class of stock for the election of such other directors shall not prevent the election of the directors to be elected by the holders of a series of the Convertible Preferred Stock; and

                        (ii) in the absence of either or both such quorums, the holders of a majority of the shares present in person or by proxy of the respective class or classes which lack a quorum shall have the power to adjourn the meeting for the election of directors which they are entitled to elect from time to time for a period of up to 30 days without notice, other than announcement at the meeting, until a quorum shall be present.

                 (d) Each director elected by the holders of a series of the Convertible Preferred Stock as provided in this Section 6.3 shall hold office until the annual meeting of stockholders next succeeding his election or until his successor, if any, is elected by such holders and qualified.

                 (e) If any vacancy shall occur among the directors elected by the holders of a series of the Convertible Preferred Stock as provided in this Section 6.3, such vacancy shall be filled for the unexpired portion of the term by the vote of the stockholders of such series given at a special meeting of such stockholders called for that purpose.

                 (f) Whenever all dividends accrued and unpaid on a series of the Convertible Preferred Stock shall have been paid, the special right of the holders of such series of the Convertible Preferred Stock to elect directors as provided in this Section 6.3 shall terminate, but subject always to the same provisions for the vesting of such special right of the holders of such series of the Convertible Preferred Stock to elect directors in the case of future unpaid dividends as hereinabove provided.

                 (g) Any director elected by the holders of a series of Convertible Preferred Stock may be removed by, and shall not be removed otherwise than by, the vote of the holders of a majority of the outstanding shares of such series.

                 (h) Upon any termination of the right of the holders of a series of the Convertible Preferred Stock to vote for directors as herein provided, the term of office of all directors then in office elected by holders of such series shall terminate immediately.

          6.4 The consent of the holders of at least a majority of the outstanding shares of a series of the Convertible Preferred Stock, voting separately as a single class, in person or by proxy, either in writing without a meeting or at a special or annual meeting of stockholders called for the purpose, shall be necessary to (i) create or issue any shares of a class of capital stock ranking, either as to payment of dividends or distribution of assets, on a parity with or senior to such series of the Convertible Preferred Stock, (ii) alter or change the preferences, rights, designations or powers of the shares of such series of Convertible Preferred Stock as a class, or the provisions of Article FOURTH of the Corporation's Certificate of Incorporation, in either case so as to affect such holders adversely, or (iii) increase the total number of authorized shares of Convertible Preferred Stock.

          7.     Holders; Notices.  The term "holder" or "holders" wherever used
                 ----------------
herein with respect to a holder or holders of shares of Convertible Preferred Stock shall mean the holder or holders of record of such shares as set forth on the stock transfer records of the Corporation. Whenever any notice is required to be given under this Certificate of Designation, such notice may be given personally or by mail. Any notice given to a holder of any share of Convertible Preferred Stock shall be sufficient if given to the holder of record of such share at the last address set forth for such holder on the stock transfer records of the Corporation. Any notice given by mail shall be deemed to have been given when deposited in the United States mail with postage thereon prepaid.

          IN WITNESS WHEREOF, said Reading Entertainment, Inc. has caused this Certificate of Designation, Preferences and Rights of Series A Voting Cumulative Convertible Preferred Stock and Series B Voting Cumulative Convertible Preferred Stock to be executed by its duly authorized officers this twelfth day of September, 1996.

                                READING ENTERTAINMENT, INC.
Attest:


By:    /s/ James A. Wunderle             By:    /s/ S. Craig Tompkins
     ----------------------------------       ----------------------------
     Name:  James A. Wunderle                 Name:  S. Craig Tompkins
     Title:  Chief Operating Officer          Title:  President

                                                                       EXHIBIT H

                                   FORM 10-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [Fee Required]

For the fiscal year ended December 31, 1995
                                      OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [No Fee Required]

For the transition period from ............... to ...............

Commission file number 1-649

                                READING COMPANY
            (Exact name of registrant as specified in its charter)

            Pennsylvania                         23-6000773
      (State of incorporation)      (I.R.S. Employer Identification No.)

      30 South Fifteenth Street
             13th Floor
     Philadelphia, Pennsylvania                     19102
(Address of principal executive offices)         (Zip Code)

Registrant's telephone number:  215-569-3344

Securities registered pursuant to Section 12(b) of the Act: None

          Securities registered pursuant to Section 12(g) of the Act:

                     Class A Common Stock, $.01 par value

                               (Title of class)

      Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [X]  No [ ]

      Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

      As of March 28, 1996, 4,961,186 shares of Class A Common Stock and 12,218 shares of Common Stock were outstanding and the aggregate market value of voting stock held by nonaffiliates of the Registrant was approximately $22,799,231.25.

                     Documents incorporated by reference:

      Part III: Portion of proxy statement for 1995 Annual Meeting of Reading Company shareholders.

PART I

Item 1.  Business

General

      The Company was organized under the laws of Pennsylvania in 1833. It operated the Reading Railroad until April 1, 1976, when substantially all of the Company's railroad assets were conveyed to Consolidated Rail Corporation ("Conrail").

      In 1993, the Company determined to focus its activities on the "Beyond-the-Home" segment of the entertainment industry, acquiring Theater Acquisitions of Puerto Rico, Inc. ("TAPR") for a cash purchase price of $22.7 million in mid-1994. At the time of acquisition, TAPR operated six motion picture exhibition theaters with a total of 36 screens in the Commonwealth of Puerto Rico. Renamed Cine Vista in 1994, the theater circuit currently consists of 44 screens in 7 locations with an additional 16 screens under development. Cine Vista is also in negotiations with respect to several additional theater locations.

      During 1995, the Company initiated theater development activities in Australia. In November 1995, the Company and Craig Corporation ("Craig"), the owner of approximately 49.3% of the Company's outstanding capital stock, formed Reading International Cinemas LLC (referred to herein together with its Australian subsidiaries as "Reading International"), a limited liability corporation owned equally by the Company and Craig to exploit opportunities in Australia. Reading International has acquired a 43 acre site in Melbourne, New South Wales and is currently seeking permits for the developments of a 24 screen multiplex cinema on this site. Reading International is also currently in negotiations with respect to several additional locations.

      The Company also currently owns approximately 27 parcels of real estate located primarily in Pennsylvania and is a participant in two real estate joint ventures in center city Philadelphia.

Description of Business

      The Company also has been liquidating certain of its assets since its emergence from bankruptcy in 1981. By late 1993, the various operating businesses owned by the Company had been sold.

      In late 1993, following a review of investment opportunities in a number of industries, the Company determined to focus on acquiring or developing businesses in the "Beyond-the-Home" segment of the entertainment industry. The Company entered into two other development projects in the "Beyond-the-Home" segment of the entertainment industry in 1993 and early 1994: a joint venture project with Pacific Theatres ("Pacific") to develop multiplex cinemas in California and Hawaii ("PRT") and a project to develop a theme park based on the Wizard of Oz in Kansas (the "Oz Project"). Effective July 1, 1994, the Company acquired Cine Vista for a cash purchase price of $22.7 million, inclusive of $323,000 of acquisition expenses. Cine Vista operates 7 motion picture theaters in Puerto Rico. With the acquisition of Cine Vista, the development of internal operating capabilities, and the focusing of the Company's attention on foreign exhibition opportunities, the Company determined to terminate PRT and to make no additional financial commitments to the Oz Project. The Company continues to seek acquisitions and development opportunities in the "Beyond-the-Home" segment of the entertainment industry, but is currently emphasizing cinema exhibition opportunities. During 1995, the Company initiated theater development activities in Australia. In November 1995, the Company and Craig formed Reading International, a limited liability corporation owned equally by the Company and Craig, to exploit opportunities in Australia.

      The Company's real estate activities include the sale or development of certain center city Philadelphia property, the sale of parcels outside center city and participation in two real estate joint ventures. Proceeds from the Company's real estate activities and sales of operating businesses, to the extent not needed to fund the Company's real estate operations, development and acquisition activities or to reduce indebtedness, have been held in readily marketable securities issued by the United States Treasury and federal agency securities, with the intent of preserving capital until needed in accordance with the Company's business plan to develop or acquire operating businesses. The Company attempts to avoid investment risk to the maximum extent practicable by holding federal agency securities and United States Treasury obligations with maturities consistent with presently anticipated cash requirements.

Cine Vista
----------

      Cine Vista operates motion picture exhibition theaters in seven leased locations in Puerto Rico. Cine Vista currently has 16 screens under development in two locations, including a ten screen complex to replace an existing six screen facility. Cine Vista is also involved in negotiations for additional theater sites in Puerto Rico. While no assurances can be given, the Company anticipates a net increase of at least 12 screens over the next 24 months. Cine Vista continues to seek additional sites for the development of multiscreen movie theaters in Puerto Rico.

      All of Cine Vista's theaters are modern multiscreen facilities.


                                                                     Number of
          Existing Theaters                  Location                 Screens
          -----------------                  --------                 -------
          Plaza de las Americas Mall         San Juan                   10
          El Senorial Shopping Center        San Juan                    4
          Cinema Centro                      Bayamon *                   6
          Plaza del Norte Shopping Center    Hatillo                     6
          Mayaguez Mall 1                    Hormigueros **              6
          Cayey Shopping Center              Cayey                       4
          Plaza Palma Real                   Humacao                     8

          Under Development
          -----------------
          Mayaguez Shopping Center           Mayaguez                    6
          Mayaguez Mall 1                    Hormigueros **             10


      *  San Juan metropolitan area
      ** Mayaguez metropolitan area

      1 Cine Vista is negotiating to demolish the building housing four of the existing six screens at the Mayaguez Mall and build a 10-plex on the site. After completion of the 10-plex, the remaining two screens at the Mayaguez Mall would be returned to the landlord.

      Puerto Rico is a self-governing Commonwealth of the United States with a population of approximately 3.8 million people. The Commonwealth exercises control over internal affairs similar to states; however, the relationship with the United States Federal Government is different than that of a state. Residents of Puerto Rico are citizens of the United States but do not vote in national elections and, with certain exceptions, do not pay federal income taxes. Income taxes are paid instead under a system established by the Commonwealth. In recent years there have been two major views concerning the future relationship with the United States Government, one favoring statehood and the other favoring continuation of commonwealth status. In 1993, Puerto Rico voters were asked in a plebiscite to express their preference for statehood (48.4%), commonwealth status (46.2%) or independence (4.4%). The United States mainland is Puerto Rico's largest trading partner.

      During the last four years, the Commonwealth has undergone significant retail shopping center development during which period the number of multiplex theaters has increased substantially. With approximately one screen per 24,000 of population, versus approximately one screen per 10,000 in the mainland United States, the Company believes that Cine Vista has an opportunity to expand its operations through the development of new multiplex theaters and improvement of its existing operations.

      Cine Vista derives approximately 70% of its revenues from box office receipts. Ticket prices vary by location, and provide for reduced rates for senior citizens and children. Box office receipts are reported net of a 10% excise tax imposed by the Commonwealth. Show times and features are placed in advertisements in local newspapers with the costs of such advertisements paid by Cine Vista. Film distributors may supplementally advertise certain feature films with the costs generally paid by distributors.

      Concession sales account for approximately 25% of total revenues. Concession products primarily include popcorn, candy, and soda. Cine Vista has implemented training programs and incentive programs and experiments with product mix changes in order to increase the amount and frequency of concession purchases by theater patrons.

      Screen advertising revenues contribute approximately 4% of total revenues. Cine Vista has agreements with a major soft-drink bottler and an independent advertising production company to show advertisements on theater screens prior to feature film showings. Other sources of revenue include revenues from theater rentals for meetings, conferences, special film exhibitions and vending and video machine receipts or rentals.

      Films are licensed under agreements with major film distributors and several local distributors specializing in films of special interest to the Commonwealth. Commonwealth regulations generally require that film exhibitors be provided with an opportunity to view films prior to submitting bids, that film distributors provide advance notice of films which will be provided to the market, and are generally designed to preclude anticompetitive practices. Films are licensed on a film-by-film, theater-by-theater basis. Generally, film payment terms provide for payment to film distributors under a percentage of gross box office receipts formula or an adjusted gross receipts formula. Under the gross receipts formula, the film distributor receives a specified percentage of the gross box office receipts. Ordinarily, the percentage will decline from a range of 60-70% in the first playweek to a low of 30% after 4-5 weeks. Under an adjusted gross receipts formula, the film distributor receives a specified percentage (usually 90%) of the box office receipts over the "House Allowance," a negotiated allowance for theater expenses.

      Cine Vista licenses film from substantially all of the major United States studios and is not dependent upon any one film distributor for all of its products. However, in the event the Company was unable to license film from a major studio, such lack of supply could have a material effect upon Cine Vista's business. Cine Vista believes that the popularity of the Puerto Rico exhibition market and the Commonwealth rules governing film licensing make such a situation unlikely. In 1995, films licensed from Cine Vista's 4 largest film suppliers accounted for approximately 65% of Cine Vista's box office revenues.

      Competition - The Company believes there are approximately 30 first-run
      -----------
movie theaters in daily operation with approximately 156 screens in Puerto Rico. Based upon number of screens, box office revenues and number of theaters, Cine Vista is the second largest exhibitor in the Commonwealth. The three largest exhibitors are believed to account for over 98% of the box office revenues recorded in 1995 by theaters in daily operation. Competition among the theater exhibitors exists not only for theater patrons within certain geographic areas, but also for the licensing of films and the development of new theater sites. The number of sites suitable for multiplex cinema is limited. Competitors of Cine Vista are expected to open competitive theaters with approximately 30 screens during the next twelve months, certain of which are in locations competitive with those of Cine Vista's. It is likely that these new theaters will attract business that would otherwise have gone to theaters owned by Cine Vista.

      Seasonality - Most major films are released to coincide with the summer
      -----------
months, when schools are closed, or the winter holiday seasons. Accordingly, Cine Vista has historically recorded greater revenues and earnings during the second half of the calendar year.

Reading International LLC
-------------------------

      In November 1995, the Company and Craig formed Reading International to develop and operate multiplex cinemas in Australia. Reading and Craig each committed to make an initial contribution of $5 million on an as needed basis for an aggregate initial capitalization of $10 million. The provisions of the agreement which governs the activities of Reading International provide, among other things, that each party will have preemptive rights with respect to the provision of future capital and rights of first refusal regarding any proposed disposition of the other's interest in Reading International.

      Reading International has retained the services of several key executive employees resident in Australia to assist in the implementation of its plan to be a major participant in the Australian market for multiplex theaters. A site has been acquired in Melbourne, Australia, on which the Company intends to develop a 24 screen multiplex theater, subject to obtaining the necessary governmental land use entitlements and approvals. The contracts with respect to that site provide for a total purchase price of approximately $6.5 million. In addition, corporate joint venture agreements between Reading International and an existing owner and operator of cinemas in Australia are currently being negotiated with respect to the development and management of certain additional cinema sites. Reading International is also in negotiation with several developers and landlords with respect to other potential locations.

     On March 29, 1996, the Company and Craig entered into a capital funding agreement (the "Capital Funding Agreement") with respect to Reading International pursuant to which they agreed to increase the capital committed by the Company and Craig to Reading International from $10 million to approximately $103 million through a combination of cash contributions and secured capital funding undertakings. Under the terms of the Capital Funding Agreement, the Company and Craig each agreed to immediately contribute to Reading International $12,500,000 in cash, for an aggregate $25,000,000. In addition, the Company and Craig have undertaken to contribute up to an additional $37,500,000 each, for an aggregate future commitment of $75,000,000 on an as needed basis. The commitments of the Company and Craig are secured by various assets of the two parties. The collateral pledged by Craig was reviewed by an independent committee of the Company's Board of Directors comprised of outside directors who are unaffiliated with Craig, and found to be adequate.

      Although the Company believes that there are significant opportunities for multiplex cinema development in Australia, several substantial and well capitalized competitors are already well established and active in this market. Accordingly, although Reading International believes that it has retained talented and experienced senior executives to lead its operations in Australia, no assurance can be given that Reading International will be able to successfully develop sites or to compete successfully in this market. Reading International activities in this market are currently entirely developmental in nature.

Other Acquisition and Development Activities
--------------------------------------------

     On November 8, 1995, the Company, for a price of $1,285,000, acquired from a major bank a judgement encumbering, among other things, a controlling interest in a Company which owns a Manhattan multiplex theater. The judgement has been acquired as part of the Company's plan to acquire, in conjunction with Manhattan-based City Cinemas Corp. ("City Cinemas"), all or at least a controlling interest in this multiplex theater. James J. Cotter, Chairman of the Company, has an ownership interest in City Cinemas. The Company has also acquired options to obtain shares representing 5/13ths of the voting power of the company owning the multiplex theater and to obtain certain other creditor claims against that company. No assurance can be given that the Company's plan to acquire the theater will ultimately prove successful.

      In January 1994, the Company and an affiliate of Pacific formed PRT as a California general partnership in order to fund the development of new multiplex theaters to be built and managed by Pacific in California and Hawaii. In early 1995, the Company and Pacific dissolved PRT in order to permit the Company to focus on international theater exhibition opportunities and its expansion of Cine Vista.

      The Company loaned Oz Resorts and Entertainment, Inc. ("OREI") a total of $795,000 in late 1993 and early 1994. The loans were made as part of a transaction intended to result in the acquisition by the Company of a controlling interest in OREI, which owns the rights to the Oz Project, a planned destination theme park, hotel and golf complex in Kansas City, Kansas. In May 1994, the Company entered into an agreement with OREI which provided the Company with a right, but no obligation, to participate in future debt or equity offerings by OREI. The Company elected to write off the $795,000 loan to OREI during 1994 due to the developmental nature of the project. As a result of the Company's acquisition of Cine Vista and its decision to explore international theater exhibition opportunities, the Company has determined not to enter into further financial commitments with respect to the Oz Project.

Real Estate
-----------

      The Company's real estate activities include the managed sale of certain of its real properties, the possible future development of certain center city Philadelphia properties and participation in two real estate joint ventures.

      The Company owns property in the Market Street East area which is situated at the hub of center city Philadelphia. Company-owned holdings in Market Street East include several parcels leased to a parking lot operator near the site of the Pennsylvania Convention Center, which total approximately .67 acres. See "Properties."

      In addition to its properties in center city Philadelphia, the Company also owns a viaduct, a raised structure which was used to carry trains (the "Viaduct"), north of Vine Street to Fairmount Avenue and adjacent parcels which collectively total approximately 6.75 acres. The Company also owns approximately 23 parcels and other properties, including rights-of-way, located primarily in eastern Pennsylvania totaling approximately 425 acres. The Company is a participant in two real estate joint ventures, Parametric Garage Associates and S.R. Developers. See "Properties."

Employees
---------

      Cine Vista employment is seasonal with the number of employees ranging from approximately 165 to 220 depending upon the time of the year. Approximately 15 projectionists are covered by a collective bargaining agreement which expires in May 1997. In late 1993, certain part-time employees voted to be represented by a collective bargaining unit. Approximately 80 employees would be covered by the collective bargaining agreement. To date, no agreement has been signed between the union representing the employees and Cine Vista.

      Reading International employs eight people on a full-time or substantially full time basis. In addition to Cine Vista employees and Reading International employees, the Company has ten full-time employees and two part-time employees.

Classes of Common Stock
-----------------------

      As of December 31, 1995, the Company had available approximately $163 million in tax loss carryforwards. In order to preserve these carryforwards, the Company in 1989 in essence replaced its Common Stock with a new issue of Class A Common Stock. Substantially all of the Company's outstanding capital stock is now comprised of Class A Common Stock, which limits the ability of a holder thereof to acquire more than 4.75% of the Company's outstanding capital stock unless waived by the Board of Directors of the Company. The Board of Directors has waived certain restrictions on the transfer of Class A Common Stock in order to permit Craig to acquire up to approximately 49.9% of the Company's outstanding capital shares and an unrelated investment partnership to acquire up to 7%. Craig currently owns approximately 49.3% of the Company's outstanding capital shares and the investment partnership owns approximately 5.4%.

Subsequent Event
----------------

      On March 29, 1996 the (Company purchased from Craig 1,564,473 shares of the common stock, par value $.01 per share, of Citadel Holding Corporation ("Citadel" and the "Citadel Common Stock", respectively) for an aggregate purchase price of $3,324,505, representing slightly less than $2.125 per share. The closing price of Citadel Common Stock on the American Stock Exchange on March 28, 1996 was $2.25 per share. The Company paid Craig for the Citadel Common Stock with a five year, unsecured promissory note which provides for the payment of interest at a rate equal to the London Interbank Offered Rate ("LIBOR") plus 2.25%. The Company also acquired from Craig a one year option to acquire 1,329,114 shares of the 3% Cumulative Voting Convertible Preferred Stock, stated value $3.95 per share of Citadel (the "Citadel Preferred Stock") and an option to acquire a warrant to acquire 666,000 shares of Citadel Common Stock (the "Warrant").

      The option to acquire the Citadel Preferred Stock (the "Preferred Share Option") will be exercisable commencing on the later to occur of July 1, 1996 or ten business days after the date of the next Citadel Annual Meeting of Stockholders. The Preferred Share Option is exercisable for a period of twelve months at an exercise price equal to the fair market value of the Citadel Preferred Stock as determined by an investment banking firm to be mutually agreed upon or, if the Company determines to proceed with a transaction or series of transactions pursuant to which the Company acquires sufficient additional shares of Citadel Common Stock to permit the consolidation of the Company and Citadel for Federal income tax purposes (an "Acquisition Transaction") the exercise price shall be in the amount and form of the price paid by the Company to an unrelated stockholder pursuant to such Acquisition Transaction. In all other cases the exercise price for the Preferred Share Option is payable by delivery by the Company of its promissory note having the same terms (including due date) of the note issued by the Company to acquire the Citadel Common Stock. The Company paid an option fee of $50,000 in cash upon acquisition of the Preferred Share Option, which will be credited against the Preferred Share Option exercise price if exercised. The Company may extend the exercise period for the Preferred Share Option for an additional 12 months by paying an additional option fee of $50,000 prior to expiration of the original 12-month option period, which additional $50,000 will also be credited against the option exercise price, if exercised.

      The option to acquire the Warrant (the "Warrant Option") is exercisable if the Company determines to proceed with an Acquisition Transaction and remains exercisable for a period of twelve months, provided that any closing on the exercise of the Warrant Option is conditioned upon consummation of an Acquisition Transaction. No separate consideration was paid by the Company for the grant of the Warrant Option. The Warrant Option exercise price will be the price per share paid to an unrelated Citadel stockholder in an Acquisition Transaction less $3.00 (the exercise price of the Warrant); provided, however, that if Craig exercises the Warrant prior to exercise of the Warrant Option, the Warrant Option shall become an option to purchase the Citadel Common Stock issued on exercise of the Warrant for an option price equal to the full price paid to an unrelated Citadel stockholder in an Acquisition Transaction.

       If the Company determines to proceed with an Acquisition Transaction, Craig has the right under the agreement to require the Company to purchase the Preferred Shares and the Warrant (or Common Stock issued on exercise of the Warrant) on the same terms as if the Company had exercised the Preferred Share Option and the Warrant Option.

       The transaction was separately reviewed, negotiated and approved by a special committee composed of the independent directors of the Board of Directors.

Item 2.  Properties

Center City Philadelphia Properties
-----------------------------------

        The Company's properties in center city Philadelphia, all of which are owned in fee, consist of several parcels of land aggregating approximately .67 acres located near or adjacent to the site of the Convention Center currently leased to a parking lot operator, the Viaduct north of Vine Street to Fairmount Avenue and adjacent parcels, comprising approximately 6.75 acres, and properties owned by partnerships in which the Company has interests. In 1993, the Company sold the Reading Terminal Headhouse, a vacant nine-story building located at 12th and Market Streets containing approximately 196,000 gross rentable square feet, and received gross proceeds of approximately $4.3 million. A center city Philadelphia parcel, totaling .28 acres, was sold in March 1994 generating gross proceeds of approximately $550,000.

Partnership Properties
----------------------

      S.R. Developers: A subsidiary of the Company is a general partner in S.R.
      ---------------
      Developers, a partnership which owns one property in center city Philadelphia.

      Parametric Garage Associates: A subsidiary of the Company is a general
      ----------------------------
      partner in Parametric Garage Associates, a partnership which owns the 750-car Gallery II Parking Garage (the "Garage"). The Garage is adjacent to the Pennsylvania Convention Center Complex. The Company has primary responsibility for the leasing and management of 19,000 gross rentable square feet of retail space on the ground level of the Garage pursuant to a management agreement and provides certain other management services to the partnership.

Other Domestic Real Estate
--------------------------

      When the Company's railroad assets were conveyed to Conrail, the Company retained fee ownership of approximately 650 parcels of real estate located throughout Pennsylvania, Delaware, and New Jersey. In addition, the Company retained portions of 52 abandoned rights-of-way with about 200 more parcels abutting these rights-of-way. Approximately 23 parcels and rights-of-way located outside of center city Philadelphia are still owned by the Company. The parcels consist primarily of vacant land and buildings, some of which are leased.

Cine Vista Properties
---------------------

      All of Cine Vista's real properties are leased. The seven theaters are leased pursuant to long-term leases with remaining terms and renewal options ranging from 12 to 38 years. Cine Vista has executed an additional theater lease, which lease term commences with occupancy, expected in late 1996. The landlord of one of Cine Vista's theaters has the right to terminate the lease relating to space presently housing two theaters, subject to six months' notice. All of Cine Vista's theater leases provide for the payment of minimum fixed rental payments and, in certain cases, may require additional payments based upon a percentage of theater revenues. Cine Vista also leases approximately 6,100 square feet of warehouse space and 2,200 square feet of office space.

Reading International Properties
--------------------------------

      Reading International maintains leased offices in Melbourne and Sydney, Australia pursuant to short term leases. The total space leased is approximately 2,300 square feet. In December 1995, Reading International acquired a site of approximately 43 acres in a suburban area outside of Melbourne. Reading International has also entered into a purchase agreement to acquire an additional six acres adjacent to the acquired site. Reading International intends to build a 24 screen multiplex theater on this site and is in the process of securing necessary permits to permit such development. No assurances can be given that the Company will be successful in this development effort. Reading International is also aggressively pursuing other locations in and about Sydney and Melbourne and elsewhere in Australia upon which it may develop theater operations. It has made several refundable deposits related to lease and purchase proposals.

Item 3.  Legal Proceedings

Reading Railroad Employee Health Claims
---------------------------------------

      The Company is a defendant in actions instituted in the United States District Court for the Eastern District of Pennsylvania or the [Pennsylvania State] Court of Common Pleas by or on behalf of persons who had been employed by the Reading Railroad prior to its reorganization under the federal bankruptcy laws in 1980. In general, these actions also name Conrail, which acquired substantially all of Reading's railroad assets in connection with the Company's reorganization, as a defendant. Approximately 115 plaintiffs seek damages under the Federal Employers Liability Act ("FELA") in varying amounts for illnesses or death allegedly caused by exposure to asbestos fibers while employed by the Reading Railroad and, in some cases, by Conrail. Approximately 122 plaintiffs in pending actions seek damages in varying amounts for alleged impaired hearing suffered while employed by the Reading Railroad prior to its reorganization and, in some cases, by Conrail. The underlying actions are proceeding to trial.

      The eventual outcome of the above-described litigation cannot be predicted at this time, and the Company's liability, if any, cannot be accurately determined. However, during 1990, the Company and its insurance carriers entered into an agreement (the "Settlement Agreement") which provided the Company with reimbursement for prior payments made to claimants in certain personal injury actions and which provides for the Company to receive reimbursement of amounts expended in conjunction with the matters described above or, if the Company elects, to receive reimbursement from the parties to the Settlement Agreement prior to expenditures. Three participants in the insurance settlement are insolvent. Unreimbursed claims by these three carriers have totaled $61,000. The Company believes that it may be entitled to reimbursement of such amounts from the other parties to the Settlement Agreement and may file for an arbitration hearing on such matters. The Company believes that the amounts available under the Settlement Agreement are sufficient to prevent the above-described litigation from having a materially adverse effect on the financial position, results of operations, or liquidity of the Company.

Cine Vista
----------

      A landlord of Cine Vista has alleged that Cine Vista underpaid rent by approximately $480,000 for the thirty month period ended December 31, 1995. The Company is contesting the landlord's claim and believes the claim to be without merit. If the landlord were to prevail in its assertion, the Company is indemnified by TALP for the amount due at June 30, 1994 ($180,000) and the Company believes it would be entitled to a reduction in the purchase price of TAPR relating not only to the 18 months ended December 31, 1995 but also relating to the 17 1/2 future years under the lease. Such purchase price reduction would be funded, in part, from the proceeds of the TAPR purchase escrow.


Environmental Litigation

McAdoo Site
-----------

      The Company is one of approximately 63 private parties (the "Settlors") which in 1988 signed a consent decree (the "1988 Consent Decree") to perform a remedial action (the "RA") on a Superfund site located on land owned largely by the Company in McAdoo, Pennsylvania ("McAdoo"). Apart from future operation and maintenance ("O&M") expenses, the entire RA is complete. Under the 1988 Consent Decree, a portion of the costs the Settlors incurred to perform the RA before O&M is reimbursable from the Hazardous Substance Superfund (the "Fund"). In 1992, the Settlors submitted to the Fund a claim for reimbursement of such pre-O&M expenses (the "Claim").

      To protect their right to seek contribution towards O&M from certain potentially responsible parties ("PRPs") who had refused to join in the 1988 Consent Decree (the "Non-Settlors"), the Settlors in 1992 attempted to intervene in the attempted settlement of the federal civil action which the United States had instituted against the Non-Settlors (the "Non-Settlors Litigation"). An agreement in principle to settle the Non-Settlors Litigation (the "Tentative Settlement") has now been reached and is being documented by the United States. The Company anticipates that the Settlors will approve the Tentative Settlement.

      Under the Tentative Settlement, the Settlors would withdraw the Claim and instead recover most of the reimbursement sought thereby from funds which the Non-Settlors had deposited, before the Settlors attempted intervention, into a court registry to settle the Non-Settlors Litigation. The amount recovered by the Settlors from the court registry, along with an additional amount newly contributed by the Non-Settlors, would be dedicated to performing the remaining O&M at McAdoo and would also be used to perform certain additional ground water monitoring sought by the United States. The Company has been advised that, in the likely event that the Tentative Settlement is finalized, it is unlikely that any additional amounts will be required to meet any of the Settlors' obligations under either the 1988 Consent Decree or the Tentative Settlement. Any amounts which might be so required would not be material.

Douglassville Site
------------------

      Reading Company ("Reading") and a wholly-owned subsidiary, Reading Transportation Company ("RTC"), have each been advised by the Environmental Protection Agency ("EPA") that they are PRPs under environmental laws including Federal Superfund legislation ("Superfund") for a site located in Douglassville, Pennsylvania. The EPA issued an Administrative Order under Superfund against 34 PRPs requiring, among other things, that the named parties be required to incinerate materials at the site pursuant to a June 30, 1989 Record of Decision ("ROD"). The ROD estimated that the incineration would cost approximately $53 million. Thirty-six PRPs were also named in a civil action brought by the United States which seeks to recover alleged costs incurred at the site by the United States of approximately $22 million. Reading and RTC have each been named in a third-party action instituted by the majority of the 36 PRPs sued by the United States. The actions instituted against the Company and approximately 300 PRPs seek to have the parties contribute to reimbursement for past costs and any costs associated with further remediation at the site.

      On September 14, 1995, the federal district court judge who presided over Reading's reorganization ruled that all liability asserted against Reading relating to the site was discharged pursuant to the consummation order issued in conjunction with the Company's amended plan of reorganization on December 31, 1980. The United States Department of Justice and a named defendant in the above described Administrative Order have filed appeals of the decision. The judge's decision did not affect the potential liability of RTC for the site. RTC has no assets and therefore cannot fund a settlement or judgement relating to this matter and the Company believes that the potential liability of RTC, if any, is not in excess of $300,000. Based upon the appeal and possible alternate attempts by the PRPs to obtain Reading's participation in funding for the site as well as the existence of the other environmental matters set forth below, the Company has not reduced its provision for these matters, which totals $1.2 million.


Reading Terminal Train Shed Litigation
--------------------------------------

      In 1991, the Company filed a lawsuit in the United States District Court for the Eastern District of Pennsylvania against the Southeastern Pennsylvania Transportation Authority ("SEPTA"), Conrail, the City of Philadelphia and other parties which sought to recover a portion of the approximately $9 million expended by the Company in conjunction with the cleanup of polychlorinated biphenyls ("PCBs") in the Reading Terminal Train Shed and a portion of the viaduct south of Vine Street. The action also sought a declaratory judgement as to future costs which could be incurred in cleaning up the remaining portions of the Viaduct. In January 1995, the parties agreed in principle to settle the claim for approximately $2.35 million which amount the Company anticipates receiving during 1996. The defendants have also agreed to pay an amount ranging from 52% to 55% of costs incurred by the Company, if any, relating to possible PCB contamination on the Viaduct.

Atlantic City Site
------------------

      During 1995, the Company settled an action seeking the recovery of $3,800,000 of alleged environmental cleanup costs from five defendants under various provisions of New Jersey law for $235,000 which approximates the amount previously accrued by the Company to provide for its share of the liability.

Other Environmental
-------------------

      The Company removed six underground storage tanks at a site owned by the Company in 1991 and in conjunction with such activities submitted an environmental assessment of the site to the Pennsylvania Department of Environmental Protection ("DEP"). DEP has advised the Company that no further action is required at the site. With the advance knowledge and consent of DEP, the Company extinguished a fire at a Company-owned site which had been used as a landfill by the Reading Railroad. The Company neither anticipates nor faces any administrative action against it by DEP concerning the site.

     The Company believes that the Viaduct may be contaminated by PCBs resulting from former railroad operations on that property conducted by or on behalf of the Reading Railroad, Conrail, the City of Philadelphia or SEPTA. The Company has advised the EPA of the potential contamination. The Company has not determined the scope or extent of any such PCB contamination. However, the Company has been advised by counsel that, given the lack of regulatory attention to the Viaduct in the eleven years which have elapsed since EPA was notified of the likelihood of contamination, it is unlikely that the Company will be required to decontaminate the Viaduct or incur costs related thereto. In the event that the Company was required to incur expenditures to remove PCB contamination on the Viaduct, under terms of the settlement described above, Conrail, the City of Philadelphia and SEPTA would be required to fund 52% to 55% of such costs.

      Prior to the Company's reorganization, the Company had extensive railroad and related operations. Such operations may have contributed to environmental contamination of properties now owned by the Company, previously sold or leased by the Company, or to which the Company, prior to its reorganization, sent waste. The ultimate extent of liabilities, if any, with respect to such matters, as well as the timing of cash disbursements, if any, cannot be determined. However, management is of the opinion, based on the information currently available to it, that while the ultimate liability resulting from such matters could have a material effect upon the results of operations in a given year, they will not have a material adverse effect upon the Company's financial position or liquidity.

Item 4.  Submission of Matters to a Vote of Security Holders

      Not Applicable.

EXECUTIVE OFFICERS OF THE REGISTRANT

      Name                   Age    Position
      ----                   ---    --------

      James J. Cotter         57    Chairman of the Board of Directors

      S. Craig Tompkins       45    President and Director

      Robert F. Smerling      61    Chief Executive Officer,
                                    Domestic and Puerto Rico Cinema Operations,
                                    Reading Cinemas and Cine Vista

      John Rochester          52    Chief Executive Officer, Australian Cinemas
                                    Operations and Reading Australia Pty Ltd.

      James A. Wunderle       43    Executive Vice President, Chief Operating
                                       Officer, Treasurer and Chief Financial
                                       Officer

      Charles S. Groshon      42    Vice President

      Eileen M. Mahady        30    Controller


      Mr. Cotter has been Chairman of the Board of Directors since December 1991, Chairman of the Company's Executive Committee since March 1993 and a director since September 1990. Mr. Cotter has been Chairman of the Board of Craig since 1988 and a director since 1985. Mr. Cotter has been a director and the Chairman of the Board of Citadel Holding Corporation ("Citadel") since 1991. From October 1991 to June 1993, Mr. Cotter also served as the acting Chairman of Citadel's wholly-owned subsidiary, Fidelity Federal Bank, FSB ("Fidelity"), and served as a director of Fidelity until December 1994. Mr. Cotter has been a director and Chief Executive Officer of Townhouse Cinemas Corporation (motion picture exhibition) since 1987, Executive Vice President and a director of The Decurion Corporation (motion picture exhibition) since 1969 and a director of Stater Bros. Holdings, Inc. (retail grocery chain) and its predecessors since 1987. From 1988 through January 1993, Mr. Cotter also served as the President and a director of Cecelia Packing Corporation (a citrus grower and packer), a company wholly owned by Mr. Cotter. Mr. Cotter is also a director and Executive Vice President of Pacific, a wholly-owned subsidiary of Decurion.

      Mr. Tompkins has been President and a director of the Company since March 1994. Mr. Tompkins is also President and a director of Craig and has served in such positions since March 1, 1994. Prior thereto, Mr. Tompkins was a partner in the law firm of Gibson, Dunn & Crutcher for more than five years. Mr. Tompkins has been a director of Citadel since May 1994 and a director of G&L Realty Corp., a New York Stock Exchange listed REIT (Real Estate Investment
Trust), since December 1994. He serves as the Vice Chairman of Reading Cinemas and Managing Director of Reading International.

      Mr. Smerling has been President of Reading Cinemas, Inc. since November 1994. Mr. Smerling also serves as the President of Cine Vista and the Chief Executive Officer of Reading International. Mr. Smerling served as president of Loews Theater Management Corporation, a subsidiary of Sony Corporation, from May 1990 until November 1994. Mr. Smerling also serves as President and Chief Executive Officer of City Cinemas, a motion picture exhibitor located in New York City, New York. City Cinemas is an affiliate of James J. Cotter and has entered into an Executive Sharing Agreement with the Company with respect to the services of Mr. Smerling.

      Mr. Rochester has been Chief Executive Officer of the Australian Cinemas Operations since November 1995. From 1990 through 1995, Mr. Rochester was the Managing Director of Television & Media Services Ltd. (formerly Hoyts Entertainment Ltd.). He also served in several other executive offices for that organization since 1987.

      Mr. Wunderle has been Chief Operating Officer since February 1990 and Executive Vice President, Treasurer, and Chief Financial Officer since December 1988. He was Vice President of Finance, Chief Financial Officer and Treasurer from January 1987 to December 1988.

      Mr. Groshon has been Vice President of the Company since December 1988. He was an internal auditor with the Company from August 1984 until December 1988, and a staff accountant prior thereto.

      Ms. Mahady has been Controller of the Company since April 1990. Prior to joining the Company, she was a senior auditor with Ernst & Young. Ms. Mahady is a Certified Public Accountant.

PART II

Item 5.  Market for Registrant's Common Equity and Related Stockholder Matters

Common Stock Summary
--------------------

      The following table sets forth the high and low prices of the Company's Class A Common Stock from January 1, 1994 through December 31, 1995, as reported on the National Market System of the National Association of Securities Dealers, Inc. ("NASDAQ"). The Company's Common Stock trades infrequently on the over-the-counter "pink sheet" market. Historical bid/asked data is insufficient to provide high and low price information on the Company's Common Stock during 1994 and 1995. No cash dividends have been paid on either class of the Company's common stock during any of the periods indicated. Management does not intend to authorize the payment of dividends in the foreseeable future.


                                      1995
     Quarter                  1st           2nd           3rd           4th
     -------                  ---           ---           ---           ---

     High                     11 1/2        11 1/8         10 3/16       9 1/2
     Low                       9 5/8         9 7/8          9            8 1/2


                                      1994
     Quarter                  1st           2nd           3rd           4th
     -------                  ---           ---           ---           ---

     High                     11 3/4        10 1/2         11 1/8        11 1/2
     Low                       9 7/8         9 1/2          9 3/4        11


      On March 28, 1996, the high, low, and closing prices of the Company's Class A Common Stock were $10.81, $10.63 and $10.63, respectively. On March 28, 1996, there were approximately 1,200 shareholders of record of the Company's Class A Common Stock and approximately 350 shareholders of record of the Company's Common Stock, which amounts do not include individual participants in security position listings.

Item 6. Selected Financial Data

      The following table sets forth certain historical consolidated financial information for the Company. This table is based on, and should be read in conjunction with, the Consolidated Financial Statements included elsewhere herein and the related notes thereto.

(in thousands, except per share information)


    Year ended December 31,       1995/(1)/    1994/(1)/       1993       1992      1991
----------------------------------------------------------------------------------------
Revenues                         $19,973      $10,990        $3,509     $4,505    $6,188

Income (loss) before cumulative
effect of accounting change        2,351       (1,652)         (520)    (3,424)    1,982

Cumulative effect of accounting
change                                 0            0           132          0         0
----------------------------------------------------------------------------------------

Net income (loss)                 $2,351      ($1,652)        ($388)   ($3,424)   $1,982
========================================================================================

Per share information:

Income (loss) before cumulative
effect of accounting change        $0.47       ($0.33)       ($0.11)    ($0.69)    $0.40

Cumulative effect of accounting
 change                                0            0          0.03          0         0
----------------------------------------------------------------------------------------
Net income (loss) per share        $0.47       ($0.33)       ($0.08)    ($0.69)    $0.40
========================================================================================

----------------------------------------------------------------------------------------
          December 31,              1995         1994          1993       1992      1991
----------------------------------------------------------------------------------------

Total assets                     $75,544      $72,716       $70,121    $71,509   $76,272

Shareholders' equity             $68,712      $66,086       $68,026    $68,416   $71,841
========================================================================================

/(1)/ Results of operations of Cine Vista have been included since its acquisition effective July 1, 1994.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

      Due to the nature of the Company's historical business activities, the Company's revenues and earnings have varied significantly reflecting the results of real estate and other asset sales. In addition, the operating results of Cine Vista are only included in the consolidated operating results of the Company since July 1, 1994 (see Note 2 to the Consolidated Financial Statements contained elsewhere herein and "Item 1. Business"). Accordingly, year-to-year comparisons of operating results will not be indicative of future financial results.

Revenues:
--------

      Revenues increased to $19,973,000 in 1995 from $10,990,000 in 1994 and $3,509,000 in 1993 due largely to the inclusion of $14,991,000 and $8,100,000 in revenue from Cine Vista for the year and six months ended December 31, 1995 and December 31, 1994, respectively. Cine Vista's business is seasonal and the second six months of the year have historically provided more than a proportionate share of annual revenue.

      "Real estate" revenues include gains and losses from real estate sales, rental income and real estate development activities. "Real estate" revenues decreased to $272,000 in 1995 from $697,000 in 1994 and $533,000 in 1993 due in part to fewer sales of the Company's remaining real estate parcels. Real estate revenues included

$179,000 in 1994 representing the Company's share of fire insurance proceeds from the S.R. Developers joint venture and in 1993 included $294,000 relating to the Rutherford Industrial Center joint venture as well as a $151,000 loss from the sale of the Reading Terminal Headhouse (gross proceeds received from the sale totaled $4,300,000). The Company has approximately 23 parcels and rights-of-way located outside of center city Philadelphia, all of which are for sale, and several properties in center city Philadelphia which it may sell or develop. Other than the parcels located in center city Philadelphia, the size and location of the remaining properties limit their salability. Accordingly, the Company believes that future proceeds from sales of real estate will continue to decrease.

      "Interest and dividends" revenues in 1995 increased $301,000 to $2,435,000 from 1994 and decreased $338,000 from $2,773,000 in 1993. The increase in "Interest and dividends" revenue in 1995 versus 1994 was a result of higher interest yields on invested funds. The reduction between 1993 and 1994 was due to lower investable fund balances (due primarily to the $22,700,000 purchase of Cine Vista) and lower interest yields in 1994 versus 1993.

      "Condemnation and other" revenues increased to $2,341,000 in 1995 from $79,000 in 1994 and $203,000 in 1993. In 1995, these revenues included $1,146,000 in condemnation proceeds, $425,000 received by the Company in settlement of certain litigation, $319,000 received in settlement of two matters related to the Company's former railroad operations and $223,000 related to unclaimed reorganization debt-holders' obligations (See Note 13 to the Consolidated Financial Statements contained elsewhere herein).

Expenses:
--------

      "Theater costs,""Theater concession costs" and substantially all of "Depreciation and amortization" expense reflect the direct theater costs of Cine Vista's operations since Cine Vista's acquisition, effective July 1, 1994.

      "General and administrative" expenses decreased $353,000 in 1995 from $4,553,000 in 1994 to $4,200,000 in 1995. In 1995, these expenses included
$922,000 related to Cine Vista's operations for the twelve months ended December 31, 1995 versus $427,000 in such expenses for the six months ended December 31, 1994, both of which amounts are net of management fees paid to Reading Company by Cine Vista. The increase associated with the inclusion of Cine Visa's general and administrative expenses for a full year in 1995 was offset by a $795,000 charge in 1994 to fully reserve a loan to OREI (See Note 4 to the Consolidated Financial Statements contained elsewhere herein). "General and administrative" expenses increased $764,000 in 1994 from $3,789,000 in 1993 due primarily to the inclusion of the $795,000 loan provision described above and $427,000 in Cine Vista general and administrative expenses offset in part by a reduction in costs resulting from the 1993 sale of the Reading Terminal Headhouse.

      "Equity loss from investment in Australian theater developments" reflects the Company's 50% share of the initial general and administrative expenses in Australia and noncapitalized development expenditures relating to new theater site analysis and selection (See Note 5 to the Consolidated Financial Statements contained elsewhere herein). The Company does not anticipate material revenues from Reading International during the next 18 months and therefore anticipates continuing losses during such period as new theaters are developed and operations initiated. The investment in and operating results of Reading International are reported under the equity method.

      During 1994, the Company increased its "Provision for environmental matters" by $1,306,000, including $1,200,000 for the Douglassville Disposal Site based upon the advice of the Company's counsel, who estimated that the likely range of possible outcomes for the site was from $0 to $3,000,000, and an amount paid of $106,000 (See "Item 3. Legal Proceedings" and Note 10 to the Consolidated Financial Statements contained elsewhere herein). The Company recorded a provision for environmental matters of $241,000 in 1993 and paid environmental costs of $249,000, $133,000, and $676,000 during 1995, 1994 and
1993, respectively.

      The "Condemnation and other" revenues of $2,341,000 comprised the Company's net income of $2,351,000 in 1995 versus a loss of $1,652,000 in 1994 and a loss before the cumulative effect of an accounting change of $520,000 in 1993. Cine Vista contributed approximately $1,271,000 and $900,000 in earnings for 1995 and the six months ended December 31, 1994, respectively.

Liquidity and Capital Resources:

        The Company's existing financial resources are sufficient to fund the Company's existing operations, obligations and the present development plans of Cine Vista and Reading International. In November 1995, the Company and Craig formed Reading International in order to make available additional capital and liquidity to develop other theater opportunities in Australia. Reading International is actively seeking properties to develop in Australia and has acquired one site and has made deposits for several other real property purchases or leases. On March 29, 1996, the Company and Craig entered into a Capital Funding Agreement with respect to Reading International pursuant to which they agreed to increase the capital committed by the Company and Craig to Reading International from $10 million to approximately $103 million through a combination of cash contributions and secured capital funding undertakings (See
Note 16 to the Consolidated Financial Statements contained elsewhere herein). The Company and Craig each agreed to immediately contribute to Reading International $12,500,000 in cash and have undertaken to contribute up to an additional $37,500,000 on an as needed basis (the "Funding Commitment"). To secure the Funding Commitment, the Company pledged its interest in Cine Vista and Government agency securities. The Company may substitute collateral for the Funding Commitment provided that the fair market value of the collateral substituted is equal to at least 125% of the Funding Commitment or, in the case of government or government agency securities, equal to 100% of the Funding Commitment. The Company is also negotiating to acquire a theater in Manhattan (See Note 4 to the Consolidated Financial Statements contained elsewhere herein) and Cine Vista has two new theaters under development and is seeking additional theater sites in Puerto Rico.

        Cine Vista entered into a revolving credit agreement in December 1995 (the "Credit Agreement"). In accordance with the terms of the Credit Agreement, Cine Vista may borrow up to $15,000,000 to repay certain loans payable to a wholly-owned subsidiary of the Company and fund certain new theater development expenditures (See Note 14 to the Consolidated Financial Statements contained elsewhere herein). No amounts are presently outstanding under the Credit Agreement. The Company may use funds available under the Credit Agreement to fund its other theater development activities provided that a portion of such funds are utilized to fund certain Cine Vista development projects.

        On March 29, 1996, the Company purchased from Craig 1,564,473 shares of the common stock of Citadel Holding Corporation, a real estate management company ("Citadel" and the "Citadel Common Stock", respectively) for an aggregate purchase price of $3,324,505 (See Note 16 to the Consolidated Financial Statements contained elsewhere herein). The Company paid Craig for the Citadel Common Stock with a five year unsecured promissory note which provides for the payment of interest at a rate equal to LIBOR plus 2.25%. The Company also acquired from Craig a one year option to acquire, at fair market value, as determined by the parties, 1,329,114 shares of the 3% Cumulative Voting Convertible Preferred Stock, stated value $3.95 per share of Citadel (the "Citadel Preferred Stock") and an option to acquire a warrant to acquire 666,000 shares of Citadel Common Stock. If the Company elects to exercise the option to acquire the Citadel Preferred Stock, the Company may pay for the acquisition with the issuance of a note with the same terms as the note issued in payment of the Citadel Common Stock.

        In January 1995, the Company and several parties agreed to settle litigation whereby the Company sought to recover certain environmental cleanup costs previously expended by the Company on properties it formerly owned (See
Note 16 to the Consolidated Financial Statements contained elsewhere herein). The agreement provides for the Company to receive payments totalling $2.35 million to recover these costs, which amount the Company anticipates receiving in 1996. The parties to the settlement also agreed to pay an amount ranging from 52% to 55% of certain future costs, if any, the Company may incur in cleaning environmental contamination on the Viaduct (See Note 10 to the Consolidated Financial Statements contained elsewhere herein and "Legal Proceedings -- Reading Terminal Train Shed Litigation").

        Prior to the Company's reorganization, the Company had extensive railroad and related operations. Such operations may have contributed to environmental contamination of properties now owned by the Company, previously sold by the Company, or to which the Company, prior to its reorganization, sent waste. The ultimate extent of liabilities, if any, with respect to such matters, as well as the timing of cash disbursements, if any, cannot be determined. However, management is of the opinion, based on the information currently known, that while the ultimate liability resulting from such matters could have a material effect upon the results of operations in a given year, they will not have a material adverse effect upon the Company's financial position or liquidity.

1995:
----

      "Unrestricted cash and cash equivalents" together with "Available-for-sale securities" decreased $747,000 in 1995 from $44,936,000 in 1994 to $44,189,000 at December 31, 1995. Working capital decreased $717,000 from $43,383,000 at December 31, 1994 to $42,666,000 at December 31, 1995.

      While not necessarily indicative of its results of operations determined under generally accepted accounting principles. Cine Vista's operating cash flow (income before depreciation and amortization) of $2,625,000 contributed to the Company's liquid funds in 1995. Other principal sources of liquid funds in 1995 were $2,435,000 in "Interest and dividends" income, $2,341,000 in "Condemnation and other" proceeds from litigation (See Note 13 to the Consolidated Financial Statements contained elsewhere herein), a decrease of $664,000 in "Insurance proceeds receivable", a decrease of $208,000 in "Restricted cash" and $185,000 in proceeds from real estate joint venture investments.

      In addition to operating expenses, principal uses of liquid funds in 1995 include a $1,040,000 increase in amounts "Due from affiliate" related to the Company's advance to Reading International on behalf of Craig for their share of certain capital contributions to the entity (See Note 5 to the Consolidated Financial Statements contained elsewhere herein) which amount was reimbursed by Craig to the Company in February 1996, $1,828,000 for the purchase of property, plant and equipment related primarily to Cine Vista's new eight screen multiplex theater which commenced operations during December 1995 (See Note 11 to the Consolidated Financial Statements contained elsewhere herein) and $1,285,000 for the purchase of a judgement encumbering certain cinema assets located in Manhattan (See Note 4 to the Consolidated Financial Statements contained elsewhere herein). Other uses of funds include $392,000 in payments of other liabilities and an increase of $529,000 in "Amounts receivable."

1994:
----

      "Unrestricted cash and cash equivalents" together with "Available-for-sale securities" decreased $21,378,000 in 1994 from $66,314,000 at December 31, 1993 to $44,936,000 at December 31, 1994 due primarily to the $22,700,000 purchase of Cine Vista. Working capital decreased accordingly. "Available-for-sale securities" consist of liquid treasury securities having maturities in excess of three months at the time of acquisition.

      While not necessarily indicative of its results of operations determined under generally accepted accounting principles, Cine Vista's operating cash flows (income before depreciation and amortization) of $1,573,000 for the period subsequent to July 1, 1994 (the acquisition effective date) contributed to the Company's liquid funds in 1994. Other principal sources of liquid funds were $2,114,000 in "Interest and dividends" income and receipt of $1,000,000 in full repayment of a loan made in 1993 to an officer of Reading Cinemas in accordance with the terms of his employment by the Company (see Note 12 to the Consolidated Financial Statements contained elsewhere herein).

      Other sources of liquid funds included $570,000 in proceeds from sales of real estate and a net increase of $829,000 in "Accounts payable and accrued expenses," primarily due to Cine Vista operations subsequent to the purchase date. In addition to the purchase of Cine Vista, principal uses of liquid funds include a net increase of $654,000 in insurance proceeds receivable, a $470,000 loan to OREI, and a net decrease of $458,000 in other liabilities which loan was repaid in 1994.

1993:
----

      Principal sources of liquid funds in 1993 included $4,470,000 in proceeds from sales of real estate and "Interest and dividends" income of $2,773,000. In addition to operating expenses, principal uses of liquid funds included a reduction in accrued expenses and accounts payable of $660,000 which expenses related to the extinguishment of a fire on land owned by the Company in the fourth quarter of 1992. Principal uses of funds also included payment of $298,000 in accrued professional fees and the $1,000,000 loan to the officer of Reading Cinemas in accordance with the terms of his employment by the Company.

Effects of Inflation

      The Company does not believe that inflation has a material effect upon its existing operations.

Effects of a Change in Accounting Principle

      The Company adopted the Statement of Financial Accounting Standard ("SFAS") No. 109, "Accounting for Income Taxes" on January 1, 1994 without restating prior years' financial statements. The cumulative effect of $132,000 resulting from this change in accounting principle was recorded in the Consolidated Statement of Operations for the three months ended March 31, 1994. This amount is equivalent to the deferred tax asset recorded for the tax benefits which are more likely than not to be realized from the Company's net operating loss carryforwards.

      In October 1995, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123, which must be adopted in 1996, establishes financial accounting and reporting standards for stock-based employee compensation plans, and establishes accounting standards for issuance of equity instruments to acquire goods and services from non-employees.

      In March 1995, the FASB issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 121, which must be adopted in 1996, establishes accounting standards for the, impairment, or disposal of long-lived assets, and certain intangible assets.

      The Company does not expect that adoption of SFAS 121 and 123 will have a material effect on its consolidated financial position, consolidated statement of operations or liquidity.

Item 8. Financial Statements and Supplementary Data

      The information required by this item is incorporated by reference to pages F-1 through F-22.


Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

      Not applicable.

PART III


Item 10. Directors and Executive Officers of the Registrant

      The information required by this item, to the extent that it relates to directors of the Company, is incorporated by reference to the Company's proxy statement with respect to its 1996 Annual Meeting of Shareholders and, to the extent that it relates to executive officers, appears in Part I hereof.


Item 11. Executive Compensation

      The information required by this item is incorporated by reference to the Company's proxy statement with respect to its 1996 Annual Meeting of Shareholders.


Item 12. Security Ownership of Certain Beneficial Owners and Management

      The information required by this item is incorporated by reference to the Company's proxy statement with respect to its 1996 Annual Meeting of Shareholders.


Item 13. Certain Relationships and Related Transactions

      The information required by this item is incorporated by reference to the Company's proxy statement with respect to its 1996 Annual Meeting of Shareholders.

PART IV

Item 14. Exhibits, Financial Statement Schedules, and Reports on Form 8-K

(a)(1)    Financial Statements                                                    PAGE
              Consolidated Balance Sheets as of December 31, 1995 and            F-1 -- F-2
                 December 31, 1994.

              Consolidated Statements of Operations for the years ended          F-3
                 December 31, 1995, December 31, 1994 and
                 December 31, 1993.

              Consolidated Statements of Cash Flows for the years ended          F-4 -- F-5
                 December 31, 1995, December 31, 1994 and
                 December 31, 1993.

              Consolidated Statements of Shareholders' Equity for the years      F-6
                 ended December 31, 1995, December 31, 1994 and
                 December 31, 1993.

              Notes to Consolidated Financial Statements.                        F-7 -- F- 21

              Report of Independent Auditors -- Ernst & Young LLP.               F- 22

(a)(2)    Financial Statement Schedules

              Schedule II--Valuation and Qualifying Accounts                     S-1

      All other schedules for which provision is made in the applicable accounting regulations of the Commission are not required under the related instructions or are not applicable and therefore have been omitted.

(a)(3) Exhibits

      2(a) Purchase Agreement dated July 8, 1994 by and among Theater Acquisitions, L.P., Theater Acquisitions of Puerto Rico, Inc., and Reading Company. (Incorporated by reference to Exhibit 2(a) to the Company's Form 10-Q for the period ended June 30, 1994.)

      2(b) Letter Agreement dated August 9, 1994 by and among Theater Acquisitions, L.P., Theater Acquisitions of Puerto Rico, Inc., and Reading Company. (Incorporated by reference to Exhibit 2(b) to the Company's Form 10-Q for the period ended June 30, 1994.)

      3.1 Articles of Incorporation of Registrant. (Incorporated by reference to Exhibit 3(A) in Registration Statement No. 2-87410, as amended.)

      3.2 Form of Amended and Restated Articles of Incorporation of Registrant. (Incorporated by reference to Exhibit 3(C) in Registration Statement No. 2-87410, as amended.)

      3.3 Copy of Amendment to Articles of Incorporation filed October 13, 1989. (Incorporated by reference to Exhibit 3.4 in registrant's annual report on Form 10-K for the year ended December 31, 1989.)

      3.4 Copy of Amendment to Articles of Incorporation filed October 13, 1989. (Incorporated by reference to Exhibit 3.5 in registrant's annual report on Form 10-K for the year ended December 31, 1989.)

      3.5 By-Laws of Registrant, as amended March 4, 1992. (Incorporated by reference to Exhibit 3.6 in registrant's annual report on Form 10-K for the year ended December 31, 1991.)

      3.6 By-Laws of Registrant, as amended February 26, 1993. (Incorporated by reference to Exhibit 3.6 in registrant's annual report on Form 10-K for the year ended December 31, 1993.)

      3.7   By-Laws of Registrant, as amended October 6, 1995.

      4.1 Instruments Defining the Rights of Security Holders. (Incorporated by reference to Exhibits 3.1 and 3.5 hereof and to Exhibit 4 in Registration Statement No. 2-87410, as amended.)

      10.1 Reading Company 1982 Non-Qualified Stock Option Plan, as Amended. (Incorporated by reference to Exhibit 4(b) to Registration Statement No. 2-83039, as amended).

      10.2 Reading Company 1982 Incentive Stock Option Plan, as Amended. (Incorporated by reference to Exhibit 4(a) to Registration Statement No. 2-83039, as amended.)

      10.3 Reading Company 1992 Non-Qualified Stock Option Plan. (Incorporated by reference to Exhibit 4(B) to Registration Statement No. 33-57222, as amended.)

      10.4 Executive Sharing Agreement by and between Reading Cinemas, Inc. and City Cinemas Corp. dated as of November 1, 1993. (Incorporated by reference to Exhibit 10.1 to registrant's annual report on Form 10-K for the year ended December 31, 1993).

      10.5 Lease Agreement between Plaza Las Americas, Inc. and Wometco de Puerto Rico, Inc. dated as of August 24, 1979, as amended. (Incorporated by reference to Exhibit 10.5 to registrant's annual report on Form 10-K for the year ended December 31, 1994).

      10.6 Lease Agreement between TJAC (Hatillo), S.E. and Theater Acquisitions of Puerto Rico, Inc. dated as of May 11, 1992. (Incorporated by reference to Exhibit 10.6 to registrant's annual report on Form 10-K for the year ended December 31, 1994).

      10.7 Agreement of Lease between Cinema Centro, S.E. and Theater Acquisitions of Puerto Rico, Inc. dated as of May 16, 1994. (Incorporated by reference to Exhibit 10.7 to registrant's annual report on Form 10-K for the year ended December 31, 1994).

      10.8 Memorandum of Understanding by and between Reading Company and Robert Kory dated May 19, 1994. (Incorporated by reference to
            Exhibit 10.8 to
            registrant's annual report on Form 10-K for the year ended December 31, 1994).

      10.9 Lease Agreement between Palma Real Associates, S.E. and Theater Acquisitions of Puerto Rico, Inc. dated as of July 13, 1994.

      10.10 The First Amendment dated May 10, 1995 between Palma Real Associates, S.E. and Reading Cinemas of Puerto Rico, Inc. (successor by merger to Theater Acquisitions of Puerto Rico, Inc.) to the Lease Agreement between Palma Real Associates, S.E. and Theater Acquisitions of Puerto Rico, Inc. dated as of July 13, 1994.

      10.11 Credit Agreement by and between Reading Cinemas of Puerto Rico, Inc., and Citibank, N.A., as administrative agent for the Lenders thereunder dated as of December 20, 1995.

      10.12 The First Amendment dated February 7, 1996 to the Credit Agreement by and between Reading Cinemas of Puerto Rico, Inc., and Citibank, N.A., as administrative agent for the Lenders thereunder dated as of December 20, 1995.

      10.13 Limited Liability Company Agreement of Reading International Cinemas LLC dated November 9, 1995.

      10.14 RC Revocable Trust Agreement between Reading Investment Company, Inc. and Craig Corporation and Craig Management, Inc. as trustee, dated November 9, 1995.

      10.15 Lease Agreement between Mayaguez Shopping Center, S.E. and Reading Cinemas of Puerto Rico, Inc. dated as of August 10, 1995.

      10.16 Contract of Sale of Real Estate between Brick & Pipe Industries LTD and Burgundy Two Pty LTD dated October 10, 1995.

      10.17 Contract of Sale of Real Estate between Royal Society for the Prevention of Cruelty to Animals (Victoria) Incorporated and Burgundy Two Pty LTD dated November 9, 1995.

      10.18 Stock Purchase and Sale Agreement dated as of March 30, 1996 by and between Reading Holdings, Inc. and Craig Corporation.

      10.19 Amended and Restated Capital Funding Agreement by and between Reading Investment Company, Inc., Craig Corporation, Craig Management Inc., and Reading International Cinemas LLC.

      21.1  Registrant's Subsidiaries.

      23.1  Consent of Independent Auditors - Ernst & Young LLP.

(b)   Reports on Form 8-K.

      NONE

(c)   See item 14(a)(3) above.

(d)(1) Not applicable.

(d)(2) Not applicable.

(d)(3) Not applicable.

27.   FINANCIAL DATA SCHEDULE

Reading Company and Subsidiaries
Consolidated Balance Sheets
(in thousands, except shares and per share amounts)

                                                     December 31,
-----------------------------------------------------------------------
                                                 1995          1994
-----------------------------------------------------------------------
ASSETS
Current Assets

Cash and cash equivalents                        $44,147         $9,413
Available-for-sale securities                         42         35,523
Amounts receivable, less allowance
   of $291 in 1995 and $339 in 1994                  624            280
Due from affiliate                                 1,040              0
Restricted cash                                      360            333
Inventories                                          112             86
Prepayments and other current assets                 498            593
Due from insurance companies                          87            751
Deferred tax asset                                     0            132

-----------------------------------------------------------------------
     Total current assets                         46,910         47,111
-----------------------------------------------------------------------

Other investments                                  1,771            438
Equity investment in Australian
   theater developments                              640              0
Restricted cash                                      362            597
Real estate held for sale or development,
   less valuation
   allowance of $42                                1,110          1,111
Property and equipment:
   Buildings                                         733            720
   Capitalized premises lease                        538            538
   Leasehold improvements                          5,095          3,560
   Equipment                                       3,787          2,811
   Construction-in-progress                          236            103
                                                     ---            ---
                                                  10,389          7,732
   Less: Accumulated depreciation                  1,176            726
                                                   -----           ----
                                                   9,213          7,006
Intangible assets:
   Beneficial leases - net of accumulated
     amortization of $1,370
       in 1995 and $455 in 1994                   15,538         16,453

-----------------------------------------------------------------------
                                                  28,634         25,605
-----------------------------------------------------------------------
                                                 $75,544        $72,716
=======================================================================

See Notes to Consolidated Financial Statements.

Reading Company and Subsidiaries
Consolidated Balance Sheets (continued)
(in thousands, except shares and per share amounts)

                                                         December 31,
--------------------------------------------------------------------------
                                                      1995         1994
--------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities

Accounts payable                                       $2,279      $1,468
Accrued compensation                                      222         218
Accrued taxes and other                                   528         627
Film rent payable                                         299         359
Other liabilities                                         916       1,056

--------------------------------------------------------------------------
   Total current liabilities                            4,244       3,728
--------------------------------------------------------------------------

Capitalized lease, less current portion                   521         525
Other liabilities                                       2,067       2,377
--------------------------------------------------------------------------
   Total long term liabilities                          2,588       2,902
--------------------------------------------------------------------------

Commitments and contingencies (See Note 10)

Shareholders' Equity

Preferred stock, par value $1.00 per share:
  Authorized -- 5,000,000 shares
Common stock, par value $.01 per share:
  Authorized -- 10,000,000 shares
  Issued 1995 -- 11,530 shares; 1994 -- 12,291
    shares                                                  1           1
Class A common stock, par value $.01 per share:
  Authorized -- 15,000,000 shares
  Issued 1995 -- 5,145,161 shares;
  1994 -- 5,144,400 shares                                 51          51
Unrealized loss on available-for-sale
  securities                                                0        (286)
Other capital                                          56,257      55,057
Retained earnings                                      15,035      13,884
Foreign currency translation adjustment                   (10)          0
Class A common stock in treasury, at cost:
  1995 -- 183,397 shares; 1994 -- 183,250              (2,622)     (2,621)

--------------------------------------------------------------------------
   Total shareholders' equity                          68,712      66,086
--------------------------------------------------------------------------
                                                      $75,544     $72,716
==========================================================================


See Notes to Consolidated Financial Statements.

Reading Company and Subsidiaries
Consolidated Statements of Operations
(in thousands, except shares and per share amounts)


                                                Year Ended December 31,
--------------------------------------------------------------------------------
                                           1995           1994          1993
--------------------------------------------------------------------------------
REVENUES:
Theater:
   Admissions                              $10,356        $5,633             $0
   Concessions                               3,883         2,141              0
   Advertising and other                       686           306              0
Real estate                                    272           697            533
Interest and dividends                       2,435         2,134          2,773
Condemnation and other                       2,341            79            203
--------------------------------------------------------------------------------
                                            19,973        10,990          3,509
--------------------------------------------------------------------------------
EXPENSES:
Theater costs                               10,784         5,742              0
Theater concession costs                       640           360              0
Depreciation and amortization                1,369           681             11
General and administrative                   4,200         4,553          3,789
Provision for environmental
  matters                                        0         1,306            241
Equity loss from investment in
   Australian theater developments             390             0              0
--------------------------------------------------------------------------------
                                            17,383        12,642          4,041

Income (loss) before income taxes and
   cumulative effect of accounting
   change                                    2,590        (1,652)          (532)
Federal income tax (benefit)                   239             0            (12)
--------------------------------------------------------------------------------
Income (loss) before cumulative effect
   of accounting change                      2,350        (1,652)          (520)
Cumulative effect of
   accounting change                             0             0            132
--------------------------------------------------------------------------------
Net income (loss)                           $2,350       ($1,652)         ($388)
--------------------------------------------------------------------------------
Per share information:
Income (loss) before cumulative effect
    of accounting change                     $0.47        ($0.33)        ($0.11)
Cumulative effect of accounting
    change                                    0.00          0.00           0.03
--------------------------------------------------------------------------------
Net income (loss)                            $0.47        ($0.33)        ($0.08)
================================================================================

Average shares outstanding               4,973,369     4,973,548      4,973,649


See Notes to Consolidated Financial Statements.

Reading Company and Subsidiaries
Consolidated Statements of Cash Flows
(in thousands)


                                                      Year Ended December 31,
--------------------------------------------------------------------------------
                                                       1995    1994    1993
--------------------------------------------------------------------------------

OPERATING ACTIVITIES

Net income (loss)                                     $2,351 ($1,652)  ($388)
Adjustments to reconcile net income (loss) to
  net cash provided from (used for) operating
  activities:
    Condemnation award                                (1,146)      0       0
    Cumulative effect of accounting change                 0       0    (132)
    Gain on real estate joint venture investments          0    (179)   (294)
    Gain on sale of other real estate                      0    (308)    (32)
    Discharge of reorganization obligations             (223)      0       0
    Depreciation                                         453     226      12
    Amortization                                         916     455       0
    Deferred rent expense                                165      82       0
    Deferred income tax expense                          132       0       0
    Equity loss from investment in
      Australian theater developments                    390       0       0
    Provision for environmental matters                    0   1,306     241
    Valuation provision for loan to OREI                   0     795       0
    Changes in operating assets and liabilities:
       (Increase) decrease in amounts receivable        (529)     89     (59)
       (Increase) decrease in inventories                (26)     24       0
       Decrease (increase) in prepaids and
         other current assets                             95    (119)     70
       Decrease (increase) in insurance
         proceeds receivable                             664    (654)    125
       Decrease (increase) in notes receivable due
         from officer of subsidiary                        0   1,000  (1,000)
       (Decrease) increase in accounts payable and
         accrued expenses                               (119)    829  (1,107)
       Decrease in film rent payable                     (60)    (65)      0
       Decrease in other liabilities                    (392)   (458)   (132)
    Other, net                                           (49)      4      23

--------------------------------------------------------------------------------
  Net cash  provided from (used for) operating
    activities                                         2,622   1,375  (2,673)
--------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

Reading Company and Subsidiaries
Consolidated Statements of Cash Flows (continued)
(in thousands)


                                                                   Year Ended December 31,
----------------------------------------------------------------------------------------------
                                                                 1995       1994       1993
----------------------------------------------------------------------------------------------
  Net cash provided from (used for) operating
    activities                                                  $2,622     $1,375    ($2,673)
----------------------------------------------------------------------------------------------

INVESTING ACTIVITIES

Purchase of TAPR (See Note 2)                                        0    (22,720)         0
Decrease in restricted cash  (See Note 2)                          208         83        177
Purchase of property, plant and equipment                       (1,828)       (66)       (25)
Net proceeds from condemnation award                             1,146          0          0
Net proceeds from real estate joint venture
   investments                                                     185        138        161
Net proceeds from sales of real estate                               0        570      4,470
Purchases of available-for-sale securities                        (552)   (12,261)   (50,240)
Sales and maturities of available-for-sale
    securities                                                  36,319     42,589     48,198
Loan to OREI                                                         0       (470)      (325)
Increase in due from affiliate                                  (1,040)         0          0
Investment in Australian theater developments (See Note 5)      (1,040)         0          0
Purchase of judgement (See Note 4)                               (1,285)         0          0

----------------------------------------------------------------------------------------------
  Net cash provided from investing activities                   32,113      7,863      2,416
----------------------------------------------------------------------------------------------

FINANCING ACTIVITIES

Purchase of treasury stock                                          (1)        (2)        (2)
----------------------------------------------------------------------------------------------
  Net cash used for financing activities                            (1)        (2)        (2)
----------------------------------------------------------------------------------------------
  Increase (decrease)  in cash and cash equivalents             34,734      9,236       (259)

  Cash and cash equivalents at beginning of year                 9,413        177        436
----------------------------------------------------------------------------------------------
  Cash and cash equivalents at end of year                     $44,147     $9,413       $177
==============================================================================================


See Notes to Consolidated Financial Statements.

Reading Company and Subsidiaries
Consolidated Statements of Shareholders' Equity
Years ended December 31, 1995, 1994, 1993
(in thousands, except shares)




                                                                                                      Foreign
                                                          Class A       Unrealized                   Currency            Treasury
                                     Common Stock        Common Stock    Gains                       Transla-               Stock
                                 --------------------------------------    and      Other   Retained   tion     -------------------
                                    Shares   Amount    Shares    Amount  (Losses)  Capital  Earnings  Adjustment Shares     Amount
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1992          29,606    $1    5,127,085    $51       $0    $54,925    $16,056     $0   (182,954)  ($2,617)
Net loss                                                                                         (388)
Realization of tax benefit resulting
  from pre-quasi-reorganization
  operating loss carryforwards                                                         132       (132)
Common stock converted to
  Class A common stock               (15,457)            15,457
Treasury stock purchased                                                                                           (162)       (2)
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1993          14,149      1   5,142,542     51        0     55,057     15,536      0   (183,116)   (2,619)
Net loss                                                                                       (1,652)
Adjustment to beginning balance
  for change in accounting method
  net of income taxes of $19                                                 38
Change in unrealized gains and
  losses net of income taxes of $19                                        (324)
Common stock converted to
  Class A common stock               (1,858)              1,858
Treasury stock purchased                                                                                           (134)       (2)
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994         12,291       1   5,144,400     51     (286)    55,057     13,884      0   (183,250)   (2,621)
Net income                                                                                      2,351
Change in unrealized gains and
  losses                                                                    286
Realization of tax benefit resulting
  from pre-quasi-reorganization
  operating loss carryforwards                                                       1,200     (1,200)
Foreign currency translation
   adjustment: Investment in
   Australian theater developments                                                                       (10)
Common stock converted to
  Class A common stock                 (761)                761
Treasury stock purchased                                                                                           (147)       (1)
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995         11,530      $1   5,145,161    $51       $0    $56,257    $15,035   ($10)  (183,397)  ($2,622)
===================================================================================================================================

See Notes to Consolidated Financial Statements.

Reading Company and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 1995
(amounts in tables in thousands, except shares and per share data)


      Reading Company (the "Company") has operated motion picture exhibition theaters in leased locations in the Commonwealth of Puerto Rico since the acquisition of Theater Acquisitions of Puerto Rico, Inc. ("TAPR") in 1994. In November 1995, the Company and Craig Corporation ("Craig"), the owner of approximately 49.3% of the Company's capital stock, formed Reading International Cinemas LLC ("Reading International"), a limited liability company owned equally by the Company and Craig, which has initiated theater development activities in Australia. The Company's remaining real estate activities include the managed sale of certain of its real properties, the possible future development of certain center city Philadelphia properties and participation in two real estate joint ventures.


NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Basis of Consolidation: The consolidated financial statements of Reading Company and Subsidiaries (the "Company") include the accounts of Reading Company and its majority-owned subsidiaries. Significant intercompany transactions and accounts have been eliminated. TAPR was acquired as of July 1, 1994 and the results of TAPR have been consolidated with the Company's operating results since that date (See Note 2). On December 31, 1994, TAPR was merged into its parent corporation, Reading Cinemas of Puerto Rico, Inc. ("RCPR") with RCPR the successor corporation and the operating name changed to Cine Vista (unless otherwise required by the context, TAPR, RCPR and Cine Vista may be used interchangeably herein).

      Income Taxes: The Company adopted Statement of Financial Accounting Standard ("SFAS") No. 109, "Accounting for Income Taxes," on January 1, 1993, without restating prior years' financial statements. The cumulative effect resulting from this change in accounting principle was recorded in the Consolidated Statement of Operations for the year ended December 31, 1993. This amount is equivalent to the deferred tax asset recorded for the tax benefits which are more likely than not to be realized from the Company's net operating loss carryforwards. Under SFAS No. 109, an income tax provision is recorded in the statement of operations using the enacted income tax rates and the deferred asset is amortized in an amount equivalent to the tax provision as the tax benefits are realized.

      The Company underwent a quasi-reorganization in 1981. The quasi-reorganization did not require restatement of any assets or liabilities or any other modification of capital accounts. The Company is required to make a transfer from "Retained earnings" to "Other capital" in the Consolidated Statement of Shareholders' Equity in an amount equal to the tax benefit resulting from utilization of federal net operating loss carryforwards which relate to periods prior to the quasi-reorganization.

      Cash Equivalents: The Company considers all highly liquid investments with maturities of three months or less at the time of acquisition to be cash equivalents. Cash equivalents are stated at cost plus accrued interest, which approximates fair market value, and consist principally of federal agency securities and short-term money market instruments.

      Available-for-Sale Securities: The Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," on January 1, 1994, without restating prior years' financial statements. Debt securities that a company does not have both the intent and ability to hold to maturity are to be classified as available-for-sale and carried at fair value with unrealized holding gains and losses, net of tax, reported as a separate component of shareholders' equity.

      Management classifies treasury and federal agency securities held by the Company with maturities in excess of three months at the time of purchase as available-for-sale as such investments together with "Cash and cash equivalents" are expected to be used to fund expansion of theater operations, acquisition or other development activities.

Reading Company and Subsidiaries

December 31, 1995
(amounts in tables in thousands, except shares and per share data)


      The amortized cost of securities available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and the interest related to these securities are included in "Interest and Dividends" revenues. Any realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in earnings.

      Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      Inventories: Inventories are comprised of confection goods used in Cine Vista's operations and are stated at the lower of cost (first-in, first-out method) or net realizable value.

      Real Estate Held for Sale or Development: Real estate held for sale or development is carried at the lower of cost, including related holding costs, or estimated net realizable value and is classified as a noncurrent asset due to the inherent difficulty in estimating the timing of future sales.

      Property and Equipment: Property and equipment is carried at cost. Depreciation of buildings, capitalized premises lease, leasehold improvements and equipment is recorded on a straight-line basis over the estimated lives of the assets or, if the assets are leased, the remaining lease term (inclusive of options, if likely to be exercised), whichever is shorter. The estimated useful lives are generally as follows:

           Building and Improvements    40 years
           Equipment                    15 years
           Furniture and Fixtures        7 years
           Leasehold Improvements       20 years

      Intangible Assets: Intangible assets are comprised of beneficial theater leases used in Cine Vista's operations. The amount of the TAPR purchase price ascribed to the beneficial leases was determined by an independent appraiser computing the present value of the excess of market rental rates over the rental rates in effect under TAPR's leases at the time of the Company's acquisition of TAPR and allocating such amount as a component of the purchase price of TAPR. The beneficial leases are amortized on a straight-line basis over the remaining term of the underlying leases, which approximates 19 years.

      Translation of Non-U.S. Currency Amounts: The financial statements and transactions of Reading International's (See Note 5) Australian operations are maintained in their functional currency (Australian dollars) and translated into U.S. dollars in accordance with SFAS No. 52 "Foreign Currency Translation." Assets and liabilities are translated at exchange rates in effect at the balance sheet date and shareholders' equity is translated at historical exchange rates. Revenues and expenses are translated at the average exchange rate for the period. Translation adjustments are reported as a separate component of shareholders' equity.

      Income (Loss) Per Share: Income (loss) per share (Common Stock and Class A Common Stock) is calculated by dividing net income (loss) by the aggregate of the weighted average shares outstanding during the period and the dilutive effect, if any, of common stock equivalents that are outstanding.

      Reclassifications: Certain amounts in previously issued financial statements have been reclassified to conform with the current presentation.

Reading Company and Subsidiaries

December 31, 1995
(amounts in tables in thousands, except shares and per share data)


     Accounting Changes: In October 1995, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123, "Accounting for Stack-Based Compensation." SFAS No. 123 must be adopted in 1996 and establishes financial accounting and reporting standards for stock-based employee compensation plans, and establishes accounting standards for issuance of equity instruments to acquire goods and services from non-employees.

     In March 1995, the FASB issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 121 must be adopted in 1996 establishes accounting standards for the impairment of long-lived assets, certain intangible assets and costs in excess of net assets related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of.

      The Company does not expect that adoption of SFAS No. 121 and SFAS No. 123 will have a material effect on its consolidated financial statements.

NOTE 2 -- ACQUISITIONS

     Effective July 1, 1993, the Company acquired TAPR from Theater Acquisitions, LP ("TALP") for an aggregate cash purchase price of approximately $22,700,000, inclusive of acquisition costs of $323,000. Cine Vista operates motion picture exhibition theaters in seven leased locations with a total of 44 screens in the Commonwealth of Puerto Rico. At the time of its acquisition, TAPR operated 36 screens in six leased locations. The acquisition was accounted for using the purchase method and TAPR's operating results since July 1, 1994 have been consolidated with the operating results of the Company.

      The purchase price was subject to the satisfaction of certain contingencies in accordance with the provisions of a purchase agreement by and among TAPR, TALP and the Company dated July 1, 1994 (the "Purchase Agreement"). The landlord of one of Cine Vista's theaters has the right to terminate the lease relating to space presently housing two theaters, subject to six months' notice. Accordingly, $1 million of the purchase price was escrowed and was payable over 36 months provided the landlord did not cancel the lease during such period or assert other claims relating to the lease, in which case the escrow is available for set off. The landlord has asserted certain claims relating to the computation of the rent (See Note 10) and the Company and TALP therefore amended the terms under which the payments are made from the escrow. Under amended terms, payments of $30,000 are paid monthly to TALP. This escrow, which is invested in short term treasury securities, has been classified as "Restricted cash." At December 31, 1995, $707,000 was due to TALP under this arrangement and has been classified as an "Other liability."

Reading Company and Subsidiaries

December 31, 1995
(amounts in tables in thousands, except shares and per share data)


      The pro forma consolidated operating results set forth below assume that the acquisition of TAPR was completed at the beginning of 1994 and include the impact of certain adjustments, including amortization of intangibles, depreciation and reductions in "Interest and dividend" income resulting from payment of the purchase price.

                                                        Year Ended
                                                        December 31,
                                                   -----------------------
                                                    1994            1993
                                                   -------        --------

     Revenues                                      $17,015        $ 15,628
                                                   =======        ========

     Net loss before cumulative
     effect of accounting change                   ($1,617)           ($70)
                                                   =======        ========

     Per Share:

     Net loss before cumulative
     effect of accounting change                   ($ 0.33)          ($.01)
                                                   =======        ========


NOTE 3 -- AVAILABLE-FOR-SALE SECURITIES

      The net adjustment for unrealized holding losses on available-for-sale securities, included as a separate component of shareholders' equity, totaled $0 and $286,000 as of December 31, 1995 and 1994, respectively. As of December 31, 1994, the net adjustment consisted of an unrealized gain of $38,000, net of tax, recorded on January 1, 1994 as a result of the change in accounting method and an unrealized loss of $324,000, net of tax, recorded for the year ended December 31, 1994.

      As of December 31, 1995, the amortized cost and estimated fair value of the "Available-for-sale securities" was $42,000. The contractual maturity of these securities as of December 31, 1995 was six months or less.

      Accrued interest as of December 31, 1994 was $478,000 and is included in "Available-for-sale securities" on the Consolidated Balance Sheet.


NOTE 4 -- INVESTMENTS

     On November 8, 1995, the Company acquired from a major bank for $1,285,000, a judgement encumbering, among other things, a controlling interest in a company which has as its principal asset a Manhattan multiplex theater. The judgement has been acquired as part of the Company's plan to acquire, in conjunction with Manhattan-based City Cinemas (J. Cotter, Chairman of the Company, has an ownership interest in City Cinemas), all of or at least a controlling interest in this theater. The Company also acquired options to purchase shares representing 5/13ths of the voting power of the company that owns the multiplex theater and to obtain certain other creditor claims against that company. No assurance can be given that the Company's plan to acquire the theater will ultimately prove successful.

      Management believes that the December 31, 1995 carrying amounts of this investment and the Company's other investments totalling $486,000 approximate their fair value.

Reading Company and Subsidiaries

December 31, 1995
(amounts in tables in thousands, except shares and per share data)


NOTE 5 -- EQUITY INVESTMENT / ACQUISITION ACTIVITIES

      In November 1995, the Company and Craig formed Reading International to develop and operate multiplex cinemas in Australia and other markets. A wholly owned subsidiary of Reading International has retained the services of several executive employees in Australia who provide services with respect to such Australian operations on a full time or substantially full time basis. Reading International is equally owned by the Company and Craig, each of which committed to make an initial contribution of $5 million, on an as needed basis, for an aggregate initial investment of $10 million. (See Note 17).

      The Company accounts for its investment in Reading International and its foreign subsidiaries by the equity method. Summarized financial information for Reading International as of December 31, 1995 is as follows:

     Current assets                                        $  225
     Noncurrent assets                                      4,534
                                                           ------
            Total assets                                   $4,759
                                                           ======

     Current liabilities                                    3,480
     Shareholders' equity                                   1,279
                                                           ------
     Total liabilities and shareholders' equity            $4,759
                                                           ======


      Reading International's net loss from its inception through December 31, 1995 was $781,000, consisting primarily of general and administrative expenses and development costs incurred with its theater development activities. The Company's equity loss from Reading International was $390,000, which is included in the Consolidated Statement of Operations.

      As of December 31, 1995, advances and contributions amounting to approximately $2,080,000 have been made to the joint venture by Reading and Craig inclusive of $1,040,000 advanced on behalf of Craig classified as "Due from affiliate" on the Company's Consolidated Balance Sheet. This advance was repaid during the first quarter of 1996. These funds were used to finance capital expenditures and general and administrative expenses. Reading International's noncurrent assets at December 31, 1995 are comprised principally of $4,223,000 related to the purchase of land and development costs and $351,000 of refundable property deposits. The land purchase was made pursuant to a real estate purchase contract with the seller which provided for installment payments, including $3,144,000 due on December 20, 1996 which is included in current liabilities on Reading International's balance sheet at December 31, 1995. Reading International is also in negotiation with several developers and landlords with respect to other potential locations.

      In the fourth quarter of 1995, the Company acquired from a major bank, for $1,285,000, a judgement encumbering among other things, a controlling interest in a company which has as its principal asset a Manhattan multiplex theater (See
Note 4).

NOTE 6 -- REAL ESTATE HELD FOR SALE OR DEVELOPMENT

      As described in Note 1, "Real estate held for sale or development" is carried at the lower of cost or estimated net realizable value. The Company is exploring development and sale options for its center city Philadelphia properties which are adjacent to the Pennsylvania Convention Center site and is actively seeking buyers for its properties located outside center city Philadelphia.

Reading Company and Subsidiaries

December 31, 1995
(amounts in tables in thousands, except shares and per share data)



NOTE 7 -- OTHER LIABILITIES

      Other liabilities consisted of the following at December 31:

                                                1995                  1994
                                           ---------------       --------------
Reserve for guarantee obligations of
 SWS Industries, Inc. (See Note 10)               $   406               $  555
Obligations related to past railroad operations
 and environmental issues (See Note 10)             1,251                1,489
Reorganization obligations                             13                  236
Cine Vista deferred purchase price (See Note 2)       707                  917
Minimum rent obligations                              247                   82
Other                                                 359                  154
                                           ---------------       --------------
                                                    2,983                3,433
Less estimated current portion                       (916)              (1,056)
                                           ---------------       --------------
                                                   $2,067             $  2,377
                                           ===============       ==============


      The reorganization obligations represent the Company's remaining liability to reorganization debt-holders. In accordance with the provisions of the Company's Plan of Reorganization, the Company was obligated to repay a portion of such indebtedness if certain debt-holders presented their claims for payment to the Company on or before December 24, 1995. In December 1995, the Company recorded $223,000 as "Condemnation and other revenues" in the Consolidated Statement of Operations equal to the total of the unclaimed amounts. These funds are presently available for use by the Company in accordance with the provisions of the Company's Plan of Reorganization.

NOTE 8 -- STOCK OPTION PLANS

      The Company has options outstanding under three Stock Option Plans, the 1982 Incentive Stock Option Plan, the 1982 Non-qualified Option Plan (collectively, the "1982 Plans") and the 1992 Non-qualified Stock Option Plan (the "1992 Plan"). Each plan was approved by shareholders in the year of adoption. No further grants may be made under the 1982 Plans and all options outstanding thereunder are currently exercisable at prices of $12.50 to $15.54 per share. All options granted under the 1982 Plans were at fair market value on the date of grant.

      The 1992 Plan reserved 500,000 shares for grant and provides for one-third of options granted to be immediately exercisable, one-third exercisable on the first anniversary of the date of grant, and the final one-third exercisable upon the second anniversary date of the date of grant unless the Executive Committee of the Board of Directors (the "Committee"), in its discretion, decides otherwise. Options granted under the 1992 Plan shall not be for less than 100 percent of the fair market value on the date of grant and are eligible for exercise for a period of ten years from the date of grant and may contain certain other terms and conditions as determined by the Committee.

Reading Company and Subsidiaries

December 31, 1995
(amounts in tables in thousands, except shares and per share data)


      Changes in the number of shares subject to options under the plans are summarized as follows:

                                                1995         1994        1993
                                              --------     --------    --------
1982 Plans:

Outstanding at beginning
     and end of period:                         17,000       17,000      17,000
                                              ========     ========    ========


1992 Plan:

Outstanding at beginning of period             357,732      357,732     325,232
Granted (at $14.00 per share)                                            40,000
Canceled (at $14.00 per share)                 (15,000)                  (7,500)
                                              --------     --------    --------
Outstanding at end of period                   342,732      357,732     357,732
                                              ========     ========    ========
Total Outstanding at December 31,
1995 ranging in price from $12.50 to
$15.54 per share                               359,732
Exercisable at December 31, 1995               324,982



NOTE 9 -- INCOME TAXES AND CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING FOR INCOME TAXES

      As described in Note 1, the Company adopted SFAS No. 109, "Accounting for Income Taxes," on January 1, 1993, without restating prior years' financial statements. The cumulative effect of $132,000 ($.03 per share) resulting from this change in accounting principle was recorded in the Consolidated Statement of Operations. This amount is equivalent to the deferred tax asset recorded for the tax benefits which were determined by management to be more likely than not to be realized from the Company's net operating loss carryforwards. The Company recorded a $132,000 tax provision in the 1995 Consolidated Statement of Operations related to the realization of such tax benefits in that period.

      Effective December 31, 1981, after approval by its shareholders, the Company eliminated its accumulated deficit by a charge to "Other capital." This quasi-reorganization did not require the restatement of any assets or liabilities or any other modification of capital accounts. Tax benefits realized from the carryforwards of pre-quasi-reorganization losses have been included in the determination of net income and then reclassified from "Retained earnings" to "Other capital." Had such tax benefits been excluded from net income, the Company would have reported net income of $1,152,000 or $.23 per share for the twelve months ended December 31, 1995.

Reading Company and Subsidiaries

December 31, 1995
(amounts in tables in thousands, except shares and per share data)


      Carryforwards and temporary differences which give rise to the deferred tax asset at December 31, 1995 and 1994 are as follows:

                                                        1995             1994
                                                      --------         --------
Net operating loss carryforwards                      $ 55,325         $ 56,695
Reserves                                                 1,004            1,044
Other, net                                                 242              108
                                                      --------         --------
Gross deferred asset                                    56,571           57,847
Valuation allowance                                    (56,571)         (57,715)
                                                      --------         --------
Net deferred asset                                    $      0         $    132
                                                      ========         ========


      Based on an analysis of the likelihood of realizing the Company's gross deferred tax asset (taking into consideration applicable statutory carryforward periods), the Company concluded that under SFAS No. 109, a valuation allowance for the entire amount was necessary.

      The Company's federal tax net operating loss carryforwards expire as follows:


                              Year                 Amount
                       -------------------     ------------

                       1996................        $123,097
                       1997................              13
                       1998................           2,096
                       1999................               0
                       2000................          26,915
                       2001................               0
                       2002................           7,382
                       2003................             589
                       2004................               0
                       2005................               0
                       2006................               0
                       2007................           1,443
                       2008................           1,155
                       2009................              32
                                               ------------
                                                   $162,722
                                               ============

      The Company is required to pay federal alternative minimum tax ("AMT") for 1995. AMT is calculated separately from the regular federal income tax and is based on a flat rate applied to a broader tax base. Amounts payable thereunder cannot be totally eliminated through the application of net operating loss carryforwards. The Company recorded AMT expense in 1995 of $87,000 and recorded no AMT expenses in 1994. The Company recorded an AMT benefit of $12,000 in 1993.

Reading Company and Subsidiaries

December 31, 1995
(amounts in tables in thousands, except shares and per share data)



NOTE 10 -- COMMITMENTS AND CONTINGENCIES

SWS Industries, Inc.
-------------------

      The Company sold a subsidiary, SWS Industries, Inc. ("SWS") in 1987. SWS subsequently filed for bankruptcy in 1988. Under the terms of the SWS sales agreement, the Company remained liable as guarantor on various performance bonds issued on behalf of SWS. The Company's liability under the performance bond guarantees has been reduced as the related contracts have been completed or settled. Completion activities will continue into 1996. Management believes the reserve at December 31, 1995 is adequate for the remaining obligations of the Company.

Cine Vista
----------

      A landlord of Cine Vista has alleged that Cine Vista underpaid rent by approximately $480,000 for the thirty month period ended December 31, 1995. The Company is contesting the landlord's claim and believes the claim to be without merit. If the landlord were to prevail in its assertion, the Company is indemnified by TALP for the amount due at June 30, 1994 ($180,000) and the Company believes it would be entitled to a reduction in the purchase price of TAPR relating not only to the 18 months ended December 31, 1995 but also relating to the 17 1/2 future years under the lease. Such purchase price reduction would be funded, in part, from the proceeds of the TAPR purchase escrow (See Note 2).

Historical Railroad Operations
------------------------------

      The Company is a defendant in various personal injury legal actions relating to its railroad operations prior to reorganization and has insurance coverage relating to such actions. In accordance with the provisions of a 1990 settlement agreement (the "Settlement Agreement") with its insurance carriers, the Company receives quarterly reimbursement for certain personal injury legal actions. At December 31, 1995, $87,000 was reimbursable to the Company for amounts expended in defense and settlement of such actions. This amount has been classified as "Due from insurance companies." Three participants in the insurance settlement are insolvent. Unreimbursed claims insured by these insolvent companies totaled $61,000 from 1992 through December 31, 1995. The Company believes that it may be entitled to reimbursement of such amounts from the other parties to the agreement and may request an arbitration hearing on such matters. Based upon the backlog of pending personal injury cases and the Company's experience in settling such cases, the Company has established a reserve of $146,000 reflecting the potential effect of such insolvencies on future insurance reimbursement if no recovery is received from either the insolvent carriers or the other parties to the Settlement Agreement. The reserve associated with such insolvencies may increase if additional claims are filed; however, the Company does not believe that such amount will be material.

Environmental
-------------

      Reading Company ("Reading") and a wholly-owned subsidiary, Reading Transportation Company ("RTC"), have each been advised by the Environmental Protection Agency ("EPA") that they are potentially responsible parties ("PRPs") under environmental laws including Federal Superfund legislation ("Superfund") for a site located in Douglassville, Pennsylvania. The EPA issued an Administrative Order under Superfund against 34 PRPs requiring, among other things, that the named parties be required to incinerate materials at the site pursuant to a June 30, 1989 Record of Decision ("ROD"). The ROD estimated that the incineration would cost approximately $53 million. Thirty-six PRPs were also named in a civil action brought by the United States Government which seeks to recover alleged costs incurred at the site by the United States of approximately $22 million. Reading and RTC have each been named in a third-party action instituted by the majority of the 36 PRPs sued by the United States. The actions instituted

Reading Company and Subsidiaries

December 31, 1995
(amounts in tables in thousands, except shares and per share data)



against the Company and approximately 300 PRPs seek to have the parties contribute to reimbursement for past costs and any costs associated with further remediation at the site.

     During 1994, based upon the Company's and counsel's evaluation of possible outcomes in the matter, the Company increased its "Provision for environmental matters" by $1,200,000. On September 14, 1995, the federal district court judge who presided over Reading's reorganization ruled that all liability asserted against Reading relating to the site was discharged pursuant to the consummation order issued in conjunction with the Company's amended plan of reorganization on December 31, 1980. The United States Department of Justice and a named defendant in the above described Administrative Order have filed appeals of the decision. The judge's decision did not affect the potential liability of RTC for the site. RTC has no assets and therefore cannot fund a settlement or judgement relating to this matter and the Company believes that the potential liability of RTC, if any, is not in excess of $300,000. Based upon the appeal and possible alternate attempts by the PRPs to obtain Reading's participation in funding for the site as well as the existence of the other environmental matters set forth below, the Company has not reduced its "Provision for environmental matters."

      The Company is a party to a consent decree relating to a Superfund site located on land owned by the Company. Apart from future operation and maintenance expenses ("O&M"), remediation is complete. During 1994, the Company paid approximately $106,000 as its estimated share of ten years of O&M and charged such amount to "Provisions for environmental matters" expense. The Company believes that the amounts expended to date will be adequate to fund O&M at the site. If additional amounts are required, such amounts would not be material.

      During 1995, the Company settled an action seeking the recovery of $3,800,000 of alleged environmental cleanup costs from five defendants under various provisions of New Jersey law for $235,000, which approximates the amount previously accrued by the Company to provide for its share of the liability.

     The Company believes that one of its properties, the Viaduct may be contaminated by polychlorinated biphenyls ("PCBs") resulting from former railroad operations on that property conducted by or on behalf of the Reading Railroad, Conrail, the City of Philadelphia or the Southeastern Pennsylvania Transportation Authority ("SEPTA"). The Company has advised the Environmental Protection Agency of the potential contamination. The Company has not determined the scope and extent of any such PCB contamination. However, the Company has been advised by counsel that, given the lack of regulatory attention to the Viaduct in the eleven years which have elapsed since EPA was notified of the likelihood of contamination, it is unlikely that the Company will be required to decontaminate the Viaduct or incur costs related thereto. In the event that the Company is required to incur expenditures to remove PCB contamination from the Viaduct, under terms of a settlement of certain litigation (See Note 16), Conrail, the City of Philadelphia and SEPTA would be required to fund 52 to 55% of such costs.

      Prior to the Company's reorganization, the Company had extensive railroad and related operations. Such operations could have contributed to environmental contamination of properties now owned by the Company, previously sold or leased by the Company, or to which the Company, prior to its reorganization, sent waste. The ultimate extent of liabilities, if any, with respect to such matters, as well as the timing of cash disbursements, if any, cannot be determined. However, management is of the opinion that while the ultimate liability resulting from such matters could have a material effect upon the results of operations in a given year, they will not have a material adverse effect upon the Company's financial position or liquidity.

Reading Company and Subsidiaries

December 31, 1995
(amounts in tables in thousands, except shares and per share data)



       The following is an analysis of the Company's accrual for environmental claims:

            Balance at January 1, 1993                $  771
            Provisions                                   241
            Payments                                    (676)
                                                      ------
            Balance at December 31, 1993                 336

            Provisions                                 1,306
            Payments                                    (133)
                                                      ------
            Balance at December 31, 1994               1,509

            Provisions                                     0
            Payments                                    (248)
                                                      ------
            Balance at December 31, 1995              $1,261
                                                      ======


NOTE 11 -- LEASE AGREEMENTS

      Cine Vista conducts all of its operations in leased premises. The leases relate to motion picture theaters with remaining terms of approximately 6.5 to 27 years with certain leases containing options to extend the leases for up to an additional 30 years. The minimum remaining lease term, inclusive of any renewal options, for any of Cine Vista's theaters is approximately 17.5 years. Cine Vista also leases office, warehouse space and various equipment. Certain theater leases provide for contingent rentals based upon a specified percentage of theater revenues with a guaranteed minimum. Performance under one lease has been guaranteed by the Company. Substantially all of the leases require the payment of property taxes, insurance and other costs applicable to the property. The Company also leases office space and various equipment under noncancelable operating leases. With the exception of one capital lease, all leases are accounted for as operating leases.

      Cine Vista determines annual base rent expense by amortizing total minimum lease obligations on a straight-line basis over the lease terms. Base rent expense under operating leases totaled $2,139,000, $1,097,000, and $75,000, in 1995, 1994, and 1993, respectively. In 1995 and 1994, contingent rental expense under the Cine Vista operating leases totaled $197,000 and $111,000, respectively.

Reading Company and Subsidiaries

December 31, 1995
(amounts in tables in thousands, except shares and per share data)


      Future minimum lease payments, by year and in the aggregate, under noncancelable operating leases and the capital lease consist of the following at December 31, 1995:

                                             Capital  Operating
                                              Lease      Leases
                                              -----      ------

         1996                                   $95     $1,411
         1997                                    95      1,328
         1998                                    95      1,401
         1999                                    95      1,413
         2000                                    95      1,401
         Thereafter                           1,258     14,526
                                              -----     ------
         Total net minimum lease payments     1,733    $21,480
                                                       =======
         Less amount representing interest   (1,208)
                                             ------
         Present value of net minimum lease
           payments under capital lease      $  525
                                             ======

      In May 1995, Cine Vista and a landlord amended a lease originally executed in July 1994 for a new eight-plex motion picture theater. The lease became effective and operations at the theater commenced in December 1995. Cine Vista was responsible for certain construction costs of the theater.

      In June 1995, Cine Vista entered into a lease agreement for a new six-plex motion picture theater. The lease provides for a 20-year term with an average annual base rent of approximately $195,000 with options to extend the lease up to an additional 10 years. The lease will be effective after completion of construction of the new theater. Cine Vista is responsible for certain construction costs of the theater which are presently estimated to total $1.2 million. Completion of construction and commencement of theater operations is scheduled to occur in late 1996 or early 1997. The lease provides for contingent rentals based upon a specified percentage of theater revenues with a guaranteed minimum and requires the payment of property taxes, insurance and other costs applicable to the property.

NOTE 12 -- RELATED PARTY TRANSACTIONS

      Robert F. Smerling serves as president of Cine Vista. In accordance with the terms of Mr. Smerling's employment, the Board of Directors authorized and extended a $1,000,000 loan to Mr. Smerling in December 1993. Principal relating to the fully secured loan, which accrued interest at the prime rate of interest plus one percent, was repaid by Mr. Smerling in April 1994.

     In 1994 and 1995, the Company's Board of Directors voted to waive the transfer restrictions imposed by the provisions of the Company's Class A Common Stock to the extent necessary to permit James J. Cotter, Chairman of the Board of Directors of the Company and Craig to acquire additional shares of the Company's Class A Common Stock. The transfer provisions prohibit a party from acquiring more than 4.75% of the Company's outstanding capital stock without the permission of the Company's Board of Directors and are intended to assure the continuing availability of the Company's tax loss carryforwards by precluding a change in control which could limit the value of the carryforwards. Prior to granting the waiver of the restrictions, the Board of Directors had determined that acquisition of the shares by Mr. Cotter and Craig would not effect the continuing availability of the Company's tax loss carryforwards.

     The Company is presently negotiating to acquire a multiplex theater loacated in New York City (See Note 4). The theater will be owned jointly by City Cinemas, a Manhattan-based theater operator (or its affiliates) and

Reading Company and Subsidiaries

December 31, 1995
(amounts in tables in thousands, except shares and per share data)

the Company. It is anticipated that City Cinemas, owned in part by James J. Cotter, the Company's Chairman, will operate the theater pursuant to a management agreement. The terms of that management agreement have not yet been negotiated. Robert F. Smerling, President of Cine Vista, also serves as President of City Cinemas.

NOTE 13  - CONDEMNATION AND OTHER INCOME

      During 1995, the Company and the Commonwealth of Pennsylvania Department of Transportation ("PennDot") agreed to settle certain litigation related to PennDot's 1985 condemnation of a bridge which connected sections of a right-of-way which was owned by the Company and located in center city Philadelphia. The Company received $1,146,000 in settlement of this claim during the fourth quarter of 1995 and the income related thereto has been recorded as "Condemnation and other" income in the Company's Consolidated Statement of Operations.

      "Condemnation and other" income also includes $425,000 received by the Company from ARAMARK in accordance with a litigation settlement which encompassed disputes relating to ARAMARK's tenancy in One Reading Center, a 32-story office tower in which the Company conveyed its interest in 1985. Additionally, $319,000 was received in settlement of two matters relating to the Company's former railroad operations and $223,000 relating to certain unclaimed reorganization obligations (See Note 7) were also included in "Condemnation and other" in the Company's Consolidated Statement of Operations.

NOTE 14 -- LONG-TERM DEBT

      In December 1995, Cine Vista entered into a $15 million eight year revolving credit agreement (the "Credit Agreement") with a bank. Under terms of the Credit Agreement, Cine Vista may borrow up to $15 million to repay Cine Vista acquisition loans, which loans are payable to a wholly-owned subsidiary of the Company (the "Subsidiary Loans"), and fund certain new theater development expenditures (the "Development Expenditures"). During the initial 30 months of the eight-year term, Cine Vista may borrow and repay amounts outstanding under the Credit Agreement. Amounts outstanding at the end of the 30 month period are payable in increasing quarterly installments over the balance of the loan term. At December 31, 1995, no amounts were outstanding under this agreement.

      As security for the loan, Cine Vista has pledged substantially all of its assets. In addition, the stock of Cine Vista's parent company has been pledged as security for the loan. In conjunction with the loan, the Company has also agreed to subordinate to the lender its right to payment of the Subsidiary Loans as well as certain other fees payable by Cine Vista to the Company under certain circumstances. In addition, the Company has agreed to contribute funds to Cine Vista in the event that estimated unpaid Development Expenditures exceed the amount of funds available to Cine Vista under the Credit Agreement.

      The provisions of the Credit Agreement require Cine Vista to maintain a minimal level of net worth and other financial ratios, restrict the payment of dividends, and limit additional borrowings and capital expenditures. Borrowings under the Credit Agreement accrue interest at LIBOR (the London Interbank Offered Rate) plus 2.25%, the cost of Section 936 deposits (deposits held by lenders in Puerto Rico which are qualified under Section 936 of the Internal Revenue Code) to the lender (currently 4.91%) plus 2.25%, or the base rate plus 1/2 of 1%, at Cine Vista's election. In accordance with the provisions of the Credit Agreement, Cine Vista is required to pay a commitment fee on the unused commitment equal to 1/2 of 1%.

Reading Company and Subsidiaries

December 31, 1995
(amounts in tables in thousands, except shares and per share data)



       NOTE 15 -- QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

      Quarterly financial information for 1995 and 1994 is summarized below:

                                 First           Second           Third            Fourth
1995:                           Quarter          Quarter          Quarter          Quarter
                              ------------     ------------     -----------      ------------
Revenues                           $3,808           $4,561          $7,309          $4,295
Net (loss) income                    ($79)            $401          $2,065            ($36)
                              ===========      ===========      ===========      ============

Per share information:
   Net (loss) income                ($.02)           $.08             $.42           ($.01)
                              ===========      ===========      ===========      ============


                                 First           Second            Third            Fourth
1994:                           Quarter         Quarter           Quarter          Quarter
                              -----------      -----------      -----------      ------------

Revenues                            $755             $945           $5,437          $3,853
Net (loss) income                  ($125)            $147          ($1,393)          ($281)
                              ===========      ===========      ===========      ============

Per share information:
Net (loss) income                  ($.03)            $.03            ($.28)          ($.05)
                              ===========      ===========      ===========      ============


1995:
----

      The operating results of Cine Vista are included in each quarter's financial information. The second quarter results include $425,000 received in settlement of certain litigation between the Company and ARAMARK (See Note 13) and $165,000 in expenses related to the review of theater acquisitions (See Note
4). The third quarter results include revenues of $1,146,000 in condemnation proceeds (See Note 13) as well as $319,000 received in settlement of two matters related to the Company's former railroad operations. Also included in the third quarter was a $290,000 equity loss from Reading International. The fourth quarter results include revenues of $223,000 related to unclaimed reorganization debt-holders' obligations (See Note 7) and a $100,000 equity loss from Reading International.

1994:
----
      The operating results of Cine Vista are included in the quarterly financial information after June 30. The third quarter results include $4,924,000 in theater revenues and $3,768,000 in theater cost of sales (inclusive of depreciation and amortization). Fourth quarter results include $3,177,000 in theater revenues and $3,000,000 in theater cost of sales (inclusive of depreciation and amortization). The second quarter results include a $265,000 gain on sale of real estate which was located in center city Philadelphia. Third quarter results also include a $1,305,000 provision for environmental matters and a $795,000 charge related to loans the Company made to OREI. Fourth quarter revenues include a gain of $179,000 from the S.R. joint venture.

Reading Company and Subsidiaries

December 31, 1995
(amounts in tables in thousands, except shares and per share data)


NOTE 16 -- SUBSEQUENT EVENT I

      In 1991, the Company filed a lawsuit against SEPTA, Conrail, the City of Philadelphia, and other parties which sought to recover costs expended by the Company in conjunction with the cleanup of PCBs in the Reading Terminal Train Shed and a portion of the viaduct south of Vine Street. In January 1996, the Company and several parties agreed to settle this litigation by providing for the Company to receive payments totaling $2.35 million which amount the Company anticipates receiving in 1996. The parties to the settlement also agreed to pay an amount ranging from 52% to 55% of certain future costs the Company may incur in cleaning environmental contamination on the Viaduct.


NOTE 17--SUBSEQUENT EVENTS II

     On March 29, 1996, the Company and Craig entered into a capital funding agreement (the "Capital Funding Agreement") with respect to Reading International pursuant to which they agreed to increase the capital committed by the Company and Craig to Reading International from $10 million to approximately $103 million through a combination of cash contributions and secured capital funding undertakings. Under the terms of the Capital Funding Agreement, the Company and Craig each agreed to immediately contribute to Reading International $12,500,000 in cash, for an aggregate $25,000,000. In addition, the Company and Craig have undertaken to contribute up to an additional $37,500,000 each, for an aggregate future commitment of $75,000,000 on an as needed basis. The commitments of the Company and Craig are secured by various assets of the two parties. The collateral pledged by Craig was reviewed by an independent committee of the Company's Board of Directors comprised of outside directors who are unaffiliated with Craig, and found to be adequate.

     On March 29, 1996, the Company purchased from Craig 1,564,473 shares of the common stock of Citadel Holding Corporation ("Citadel" and the "Citadel Common Stock", respectively) for an aggregate purchase price of $3,324,505, representing slightly less than $2.125 per share. The closing price of Citadel Common Stock on the American Stock Exchange on March 28, 1996 was $2.25 per share. The Company paid Craig for the Citadel Common Stock with a five year unsecured promissory note which provides for the payment of interest at a rate equal to LIBOR plus 2.25%. The Company also acquired from Craig a one year option to acquire, at fair market value, as determined by an investment banker selected by the parties, 1,329,114 shares of the 3% Cumulative Voting Convertible Preferred Stock, stated value $3.95 per share of Citadel and an option to acquire a warrant to acquire 666,000 shares of Citadel Common Stock. The transaction was separately reviewed, negotiated and approved by an independent committee of the Company's Board of Directors comprised of outside directors who are unaffiliated with Craig, and found to be adequate.

                        Report of Independent Auditors


Board of Directors and Shareholders
Reading Company


We have audited the consolidated balance sheets of Reading Company and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. Our audits also included the financial statement schedule listed in the Index at Item 14(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Reading Company and subsidiaries at December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, in 1993 the Company changed its method of accounting for income taxes.


                                                          /s/ Ernst & Young LLP

Philadelphlia, Pennsylvania
February 16, 1996, except Note 17,
  the date of which is March 29, 1996

                SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS

                        READING COMPANY AND SUBSIDIARIES
                                 (in thousands)

-----------------------------------------------------------------------------------------------------------------------------------
       COL. A                             COL. B                        COL. C                           COL. D        COL. E
-----------------------------------------------------------------------------------------------------------------------------------
                                                                      ADDITIONS
-----------------------------------------------------------------------------------------------------------------------------------
                                           Balance                                                                      Balance
    DESCRIPTION                         at Beginning     Charged to Costs     Charged to Other         Deductions-      at End
                                          of Period      and Expenses         Accounts - Describe      Describe        of Period
-----------------------------------------------------------------------------------------------------------------------------------

Year ended December 31, 1995:
  Deducted from asset accounts:
    Allowance for doubtful accounts          $ 339               $  1                                    $49 (1)             $291
     Valuation provision for loan to
     OREI (Development expense)                795                                                                            795
    Real estate valuation provision             42                                                                             42

Year ended December 31, 1994:
  Deducted from asset accounts:
    Allowance for doubtful accounts          $ 360               $ 10                                    $31 (1)             $339
     Valuation provision for loan to
     OREI (Development expense)                  0                795                                                         795
    Real estate valuation provision             42                                                                             42

Year ended December 31, 1993:
  Deducted from asset accounts:
    Allowance for doubtful accounts          $ 343               $ 86                                    $69 (1)             $360
    Real estate valuation provision          3,404                                                     3,362 (2)               42


(1)  Uncollectible accounts written off and cash receipts.
(2)  Property sales.

                                  SIGNATURES

       Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                 READING COMPANY


                            By: /s/ S. Craig Tompkins
                                ----------------------------------
                                S. Craig Tompkins, President


Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.


Signature                                        Title             Date


 /s/ James J. Cotter
-------------------------------------
James J. Cotter                      Chairman and Director         3/28/96
                                     (Principal Executive Officer)

 /s/ S. Craig Tompkins
-------------------------------------
S. Craig Tompkins                    President and Director        3/28/96


 /s/ James A. Wunderle
-------------------------------------
James A. Wunderle                    Executive Vice President,     3/28/96
                                     Chief Operating Officer and
                                     Treasurer
                                     (Principal Financial Officer)

 /s/ Eileen M. Mahady
-------------------------------------
Eileen M. Mahady                     Controller                    3/28/96
                                     (Principal Accounting Officer)


 /s/ Edward L. Kane
-------------------------------------
Edward L. Kane                                 Director            3/28/96

 /s/ Gerard P. Laheney
-------------------------------------
Gerard P. Laheney                              Director            3/28/96

 /s/ Ralph B. Perry III
-------------------------------------
Ralph B. Perry III                             Director            3/28/96

 /s/ John W. Sullivan
-------------------------------------
John W. Sullivan                               Director            3/28/96

 /s/ Albert J. Tahmoush
-------------------------------------
Albert J. Tahmoush                             Director            3/28/96

                                  EXHIBITS


3.7    By-Laws of Registrant, as amended October 6, 1995.

10.9 Lease Agreement between Palma Real Associates, S.E. and Theater Acquisitions of Puerto Rico, Inc. dated as of July 13, 1994.

10.10 The First Amendment dated May 10, 1995 between Palma Real Associates, S.E. and Reading Cinemas of Puerto Rico, Inc. (successor by merger to Theater Acquisitions of Puerto Rico, Inc.) to the Lease Agreement between Palma Real Associates, S.E. and Theater Acquisitions of Puerto Rico, Inc. dated as of July 13, 1994.

10.11 Credit Agreement by and between Reading Cinemas of Puerto Rico, Inc., and Citibank, N.A., as administrative agent for the Lenders thereunder dated as of December 20, 1995.

10.12 The First Amendment dated February 7, 1996 to the Credit Agreement by and between Reading Cinemas of Puerto Rico, Inc., and Citibank, N.A., as administrative agent for the Lenders thereunder dated as of December 20, 1995.

10.13 Limited Liability Company Agreement of Reading International Cinemas LLC dated November 9, 1995.

10.14 RC Revocable Trust Agreement between Reading Investment Company, Inc. and Craig Corporation and Craig Management, Inc. as trustee, dated November 9, 1995.

10.15 Lease Agreement between Mayaguez Shopping Center, S.E. and Reading Cinemas of Puerto Rico, Inc. dated as of August 10, 1995.

10.16 Contract of Sale of Real Estate between Brick & Pipe Industries LTD and Burgundy Two Pty LTD dated October 10, 1995.

10.17 Contract of Sale of Real Estate between Royal Society for the Prevention of Cruelty to Animals (Victoria) Incorporated and Burgundy Two Pty LTD dated November 9, 1995.

10.18 Stock Purchase and Sale Agreement dated as of March 30, 1996 by and between Reading Holdings, Inc. and Craig Corporation.

10.19 Amended and Restated Capital Funding Agreement by and between Reading Investment Company, Inc., Craig Corporation, Craig Management Inc., Craig Corporation and Reading International Cinemas LLC.

21.1   Registrant's Subsidiaries.

23.1   Consent of Independent Auditors - Ernst & Young LLP.

             FORM 10-K/A
             Amendment No. 1

           SECURITIES AND EXCHANGE COMMISSION

             WASHINGTON, D.C. 20549

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
  SECURITIES EXCHANGE ACT OF 1934 [Fee Required]

For the fiscal year ended December 31, 1995

              OR

[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES
  EXCHANGE ACT OF 1934 [No Fee Required]

For the transition period from            to
                               ----------    ----------

Commission file number 1-649

               READING COMPANY
------------------------
      (Exact name of registrant as specified in its charter)

     Pennsylvania                23-6000773
-----------  ------------
  (State of incorporation)         (I.R.S. Employer Identification No.)


      30 South Fifteenth Street
       13th Floor
      Philadelphia, Pennsylvania             19102
--------------  ------
  (Address of principal executive offices)        (Zip Code)

Registrant's telephone number:  215-569-3344

Securities registered pursuant to Section 12(b) of the Act:  None

      Securities registered pursuant to Section 12(g) of the Act:
        Class A Common Stock, $.01 par value
           (Title of class)


   Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [_]

   Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [_]

   As of March 28, 1996, 4,962,272 shares of Class A Common Stock and 10,955 shares of Common Stock were outstanding and the aggregate market value of voting stock held by nonaffiliates of the Registrant was approximately $22,160,159.









Part III, Items 10-13 are amended in their entirety as set forth herein.


PART III


Item 10.     Directors and Executive Officers of the Registrant




Name                    Age     Position
----                    ---     --------

James J. Cotter (1)      58     Chairman of the Board, Chairman of the
                                Executive Committee of the Board and a Director
S. Craig Tompkins        45     President and a Director
Edward L. Kane (1)(2)    58     Chairman of the Audit and Finance Committee of
                                the Board and a Director
Gerard P. Laheney        58     Director
Ralph B. Perry III (1)   60     Director
John W. Sullivan (1)(2)  61     Director
Albert J. Tahmoush (2)   74     Director
Charles S. Groshon       42     Vice President
Eileen M. Mahady         30     Controller
B. John Rochester        52     Chief Executive Officer, Australian Cinema
                                Operations and Reading Australia Pty Ltd.
Robert F. Smerling       61     Chief Executive Officer, Domestic and Puerto
                                Rico Cinema Operations and Reading
                                International Cinemas LLC
James A. Wunderle        44     Executive Vice President, Chief Operating
                                Officer, Chief Financial Officer and Treasurer

--------


(1) Member of the Executive Committee. The Executive Committee is appointed annually by the Board of Directors and exercises the authority of the Board of Directors in the management of the business and affairs of the Company between meetings of the Board of Directors. The Executive Committee is responsible for recommending to the Board of Directors remuneration for senior management and officers of the Company, recommending adoption of compensation plans and the granting of options under the Company's stock option plan and recommending to the Board of Directors nominees to be elected to the Board of Directors by the shareholders or by the Board of Directors in the case of vacancies which occur between meetings of the shareholders. The Executive Committee held one meeting in 1995.

(2) Member of the Audit and Finance Committee. The Audit and Finance Committee is appointed annually by the Board of Directors to recommend the selection of independent auditors, review the scope and results of the annual audit, review financial results and status, review and assess the adequacy of the Company's accounting practices, financial controls and reporting systems and assess the financial planning functions of the Company. During 1995, the Audit and Finance Committee held two meetings.

   Mr. Cotter has been Chairman of the Board of Directors since December 1991, Chairman of the Company's Executive Committee since March 1992 and a director since September 1990. Mr. Cotter is the principal executive officer of the Company. Mr. Cotter has been Chairman of the Board of Craig since 1988, and a director since 1985. Mr. Cotter has been a director and the Chairman of the Board of Citadel since 1991. From October 1991 to June 1992, Mr. Cotter also served as the acting Chairman of Citadel's wholly-owned subsidiary, Fidelity Federal Bank, FSB ("Fidelity"), and served as a director of Fidelity until December 1994. Mr. Cotter has been a director and Chief Executive Officer of Townhouse Cinemas Corporation (motion picture exhibition) since 1987, Executive Vice President and a director of The Decurion Corporation (motion picture exhibition) since 1969 and a director of Stater Bros. Holdings, Inc. and its predecessors (retail grocery chain) since 1987. From 1988 through January 1992, Mr. Cotter also served as the President and a director of Cecelia Packing Corporation (a citrus grower and packer), a company wholly owned by Mr. Cotter. Mr. Cotter is also a director and Executive Vice President of Pacific, a wholly-owned subsidiary of The Decurion Corporation.

   Mr. Tompkins has been President and a director of the Company since March 1993. He serves as the Vice Chairman of Reading Cinemas and Managing Director of Reading International. Mr. Tompkins is President and a director of Craig and has served in such positions since March 1, 1993. Prior thereto, Mr. Tompkins was a partner in the law firm of Gibson, Dunn & Crutcher for more than five years. Mr. Tompkins has been a director of Citadel since May 1993, became Vice Chairman in August 1994, and Secretary, Treasurer and Principal Accounting Officer in September 1994. Mr. Tompkins has served as a director of G&L Realty Corp., a New York Stock Exchange listed REIT, since December 1993.

   Mr. Tompkins was elected President of the Company and to the Board of Directors of the Company effective March 1, 1993. On that same date that he was elected to the positions with the Company, Mr. Tompkins was elected by the directors of Craig as the President and as a member of the Board of Directors of that corporation. Although the terms of Mr. Tompkins' employment with the Company and with Craig are independent of one another, Mr. Tompkins has advised the Company that he would not have accepted the positions with the Company if he had not been elected that same day to his current positions at Craig and that it was his understanding, based upon negotiations with the Chairman of the Board of the Company and of Craig, that, subject to the approval of the Directors of the Company and of Craig, he would be serving in similar capacities at both the Company and Craig. The Company has been advised by Craig that Craig has no agreement or understanding with Mr. Tompkins with respect to his serving as an officer or director of the Company either in his individual capacity or on behalf of Craig. Mr. Tompkins' understanding with the Company concerning the terms of his employment anticipates that he will serve as a director of the Company in addition to serving as President.

   Mr. Kane has been a director of the Company since 1989 and has been Chairman of the Company's Audit and Finance Committee since October 1995. Mr. Kane currently serves as a consultant to SunSurgery Corporation, a subsidiary of Sun Healthcare Group, Inc. Mr. Kane served as Vice President of SunSurgery Corporation from February through November 1995. Prior to its acquisition by Sun Healthcare Group, Inc. in February 1995, Mr. Kane served as Chairman, Chief Executive Officer and a director of Altis Outpatient Services, Inc., which owned and operated ambulatory surgical centers, since February 1993. Mr. Kane served as President of the Company from December 1991 through January 1993 and was President of Craig from January 1988 through January 1993. From 1970 until March 1989, Mr. Kane was a member of Haskins, Nugent, Newnham, Kane & Zvetina, a professional law corporation. Mr. Kane is a director of Craig and BDI Investment Corporation.

   Mr. Laheney has been a director of the Company since November 1993. Since July 1995 Mr. Laheney has been a portfolio manager for Portfolio Resources Group overseeing global equities, fixed income and foreign exchange investments. Mr. Laheney has been President of Aegis Investment Management Company, an investment advisory firm specializing in global investment portfolio management, since January 1, 1994. Mr. Laheney was Vice President of The Partners Financial Group, Inc. from December 1993 through June 1995 and Vice President of Dean Witter Reynolds from April 1990 until December 1993. He was Vice President, Investments of Prudential Bache Securities Inc. from July 1985 to April 1990. He is also a director of Craig.

   Mr. Perry has been a director of the Company since December 1988. Mr. Perry is a member in the Los Angeles, California law firm of Graven Perry Block Brody & Qualls Inc., a professional corporation. Since 1985

Mr. Perry has also been a director of Craig, Fidelity, and Gateway Investments, Inc. (a licensed broker/dealer wholly owned by Fidelity).

   Mr. Sullivan has been a director of the Company since January 1981. Mr. Sullivan was Chairman of the Board of the Company from April 1986 through December 1991. He was Chief Executive Officer of the Company from January 1981 to October 1986 and was President from January 1981 until April 1986. Mr. Sullivan is engaged in real estate development.

   Mr. Tahmoush has been a director of the Company since January 1981. From March 1977 until his retirement in August 1985, he was Chairman, President and Chief Executive officer of Frank B. Hall & Co., Inc., an insurance broker. He is also a director and Deputy Chairman of UBAF Arab American Bank.

   Mr. Groshon has been a Vice President of the Company since December 1988. Prior thereto he served with the Company in various accounting positions.

   Ms. Mahady has been the Controller of the Company since April 1990. Prior to joining the Company, she was a senior auditor with Ernst & Young.

   Mr. Rochester has been the Chief Executive Officer of the Company's Australian cinema operations since November 1995. From 1990 through 1995, Mr. Rochester was the Managing Director of Television & Media Services Ltd. (formerly Hoyts Entertainment Ltd.). He also served in several other executive offices for that organization since 1987.

   Mr. Smerling was retained in November 1993 to serve as President of Reading Cinemas, Inc. Mr. Smerling is President of Reading Cinemas of Puerto Rico, Inc. ("RCPR"). He served as president of Loews Theatre Management Corporation, a subsidiary of Sony Corporation, from May 1990 until November 1993. Mr. Smerling also serves as President and Chief Executive Officer of City Cinemas, a motion picture exhibitor located in New York City, New York. Mr. Smerling has over 35 years experience in the motion picture exhibition industry.

   Mr. Wunderle has been Chief Operating Officer since February 1990 and Executive Vice President, Treasurer, and Chief Financial Officer since December 1988. He was Vice President of Finance, Chief Financial Officer and Treasurer from January 1987 to December 1988 and prior thereto was Treasurer since March 1986.

   Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's officers, directors and persons who own more than 10% of the Company's Common Stock or Class A Common Stock to file reports to ownership and changes in ownership with the Securities Exchange Commission (the "SEC"). The SEC rules also require such reporting persons to furnish the Company with a copy of all Section 16(a) forms they file.

   Based solely on a review of the copies of the forms which the Company received and written representations from certain reporting persons, the Company believes that, during the fiscal year ended December 31, 1995, all filing requirements applicable to its reporting persons were complied with except as follows: John W. Sullivan failed to report his indirect acquisition of shares by a foundation in which he exercises shared voting and dispositive control in 1992, Mr. Sullivan failed to report the disposition of shares directly controlled by him to the same foundation in 1994 and Mr. Ralph B. Perry failed to report the disposition of shares he sold to Craig Corporation in 1995. Craig Corporation filed a timely Form 4 with respect to Mr. Perry's transaction. Mr. Perry has since filed a Form 5 with the SEC.

Item 11.  Executive Compensation


   I.  SUMMARY COMPENSATION TABLE

   The following table shows, for the years ending December 31, 1995, 1994 and 1993, the cash compensation paid by the Company, as well as certain other compensation paid or accrued for those years, to each of the most highly compensated executive officers of the Company whose compensation exceeded $100,000 in all capacities in which they served:


                                     Long Term
                             Annual Compensation       Awards
                             -------------------       ------
                                                       Other Annual
                                    Salary   Bonus     Compensation    Options
Name and Principal Position   Year  ($)      ($)       ($)(2)          (#)
---------------------------   ----  ------   ------    -------------   -------
James J. Cotter (1)           1995           $150,000
  Chairman of the Board of
  Directors                   1994            150,000

                              1993            150,000



S. Craig Tompkins (3)         1995           $180,000
  President
                              1994            180,000

                              1993            150,000       17,500



Robert F. Smerling (4)        1995            175,000
  President, Reading Cinemas
  of Puerto Rico, Inc.        1994            175,000

                              1993             20,192       15,000



James A. Wunderle             1995            130,000      $52,500
  Executive Vice President,
  Chief Operating Officer,    1994            120,000       50,000
  Chief Financial Officer
  and Treasurer               1993            115,000       50,000


(1) Since December 1991, Mr. Cotter has been the principal executive officer of the Company and may therefore be considered to have acted in a capacity similar to the chief executive officer of the Company since that time.

(2) In accordance with Company practice, Mr. Cotter has received a fee for his services as Chairman of the Board of Directors of $150,000 per annum since December 1991.

(3) Mr. Tompkins was retained as President effective March 1, 1993. Amount set forth for 1993 reflects salary for the period March 1 through December 31, 1993.

(4) Mr. Smerling was retained by the Company effective November 17, 1993. Amount set forth reflects salary for 1993.


  Directors who are not employees of the Company receive an annual retainer of $24,000, except for the chairman of the Audit and Finance Committee who receives an annual retainer of $26,000. The Chairman of the

Board of Directors receives an annual retainer of $150,000. No separate fees are paid for meetings of the Board or committee meetings.

   Mr. Tompkins is entitled to a severance payment equal to his annual base salary and continuation of medical and insurance benefits in the event that his employment is involuntarily terminated and no change in control of the Company has occurred. Mr. Tompkins is entitled to a severance payment equal to two years annual salary in the event that a change in control of the Company occurs.

   Mr. Smerling is entitled to a severance payment equal to his annual base salary if he is terminated by the Company. Mr. Smerling also may borrow up to four percent of the capitalization of the Company's theater subsidiaries or, one million dollars, whichever amount is less, from the Company to invest in stock of the Company's theater subsidiaries.

   Messrs. Wunderle and Groshon and Ms. Mahady are entitled to receive payments equal to twelve, nine and four months, respectively, of annual base salary in the event their individual employment with the Company is involuntarily terminated.


   II. OPTION GRANT TABLE

   No options were granted under the Company's 1992 Non-Qualified Stock Option Plan during the year ended December 31, 1995 to any of the persons named in the Summary Compensation Table above.


   III. OPTION EXERCISES AND YEAR-END TABLE

   The following sets forth information with respect to the options held by the persons named in the Summary Compensation Table above as of December 31, 1995. No options were exercised by such persons during the fiscal year ended December 31, 1995 and none of the options held by such persons at December 31, 1995 had exercise prices which were below the market price of the Company's Class A common stock as of that date.


      Fiscal Year-End Option Values

         Number of
         Unexercised
         Options at 12/31/95
         -------

                         # Exercisable /
Name                     Unexercisable
------                   ---------------
James J. Cotter          265,232 / 0

S. Craig Tompkins        13,125 / 4,375

Robert F. Smerling        6,000 / 9,000

James A. Wunderle        17,000 / 0


Compensation Committee Interlocks and Insider Participation

   The Executive Committee of the Board of Directors performs certain functions which are equivalent to those performed by a compensation committee. Mr. Cotter is the principal executive officer of the Company and also a member of the Executive Committee of the Board of Directors. Mr. Kane is a member of the Executive Committee, and served as President of the Company from December 1991 through January 1993. Mr. Sullivan, also a member of the Executive Committee, served as the President and Chief Executive Officer of the Company from 1981 through 1986.

Item 12. Security Ownership of Certain Beneficial Owners and Management

Beneficial Ownership of Common Stock and Class A Common Stock

   The following tables set forth certain information regarding the Common
Stock and Class A Common Stock of the Company owned on April 22, 1996 by (i) each person or group who is known by the Company to own beneficially more than 5 percent of the Company's Common Stock or Class A Common Stock, (ii) each of the Company's directors and (iii) all directors and officers of the Company as a group.


5% Beneficial Owners

                                                    Amount and
                                                    Nature of           Percent of
                                                    Beneficial          Class A
Name and Address of Beneficial Owner  Class         Ownership (1)       Common Stock
------------------------------------  ------------  -----------------   ------------
Craig Corporation                     Class A        2,452,526  (2)        49.43
550 South Hope Street                 Common Stock
Los Angeles, California 90071

James J. Cotter                       Class A          337,732  (2)(3)      6.46
550 South Hope Street                 Common Stock
Los Angeles, California 90071

Libra Advisors, Inc.                  Class A          268,500  (4)         5.41
c/o Ranjan Tandon                     Common Stock
277 Park Avenue, 26th Floor
New York, NY  10017

Security Ownership of Management

                                        Amount and
                                        Nature of             Percent of
                                        Beneficial            Class A
Name of Beneficial Owner                Ownership  (1)        Common Stock (1)
------------------------------------    -------------------    ----------------
James J. Cotter......................    337,732  (2)(3)           6.46
Edward L. Kane.......................      9,000  (2)(5)(6)         *
Gerard P. Laheney....................      7,500  (2)(5)            *
Ralph B. Perry III...................     31,000  (2)(5)(7)         *
Robert F. Smerling...................      9,500  (8)               *
John W. Sullivan.....................    210,858  (5)(9)           4.24
Albert J. Tahmoush...................      7,500  (5)               *
S. Craig Tompkins....................     10,150  (2)(10)           *
James A. Wunderle....................     17,000  (11)              *
All Directors and Officers As a
 Group (12 Persons)..................    643,616  (12)            12.16

*  Percentages of less than one percent have not been indicated.

(1) Includes outstanding shares of Class A Common Stock and Class A Common Stock issuable within 60 days of April 22, 1996 upon the exercise of outstanding stock options. All of the stock beneficially owned by the directors or officers is Class A Common Stock.

(2) Craig Corporation, a Delaware corporation, filed a Schedule 13D dated June 19, 1989, stating that the shares have been purchased for investment purposes. Share information is presented as of a report filed on Form 4 with the SEC dated February 8, 1996. James J. Cotter, is Chairman of the Board of the Company and Craig. S. Craig Tompkins, is President of the Company and Craig. Edward L. Kane, Gerard P. Laheney and Ralph B. Perry III are all members of Craig's Board of Directors. James J. Cotter is also a principal shareholder of Craig. Messrs. Cotter, Tompkins, Kane, Laheney and Perry all disclaim beneficial ownership of the Company's shares held by Craig.

(3) Includes 4,500 shares held in a pension plan and 1,000 shares held by the James J. Cotter Profit Sharing Plan. Mr. Cotter is eligible to acquire 265,232 shares through the exercise of stock options.

(4) Libra Fund, L.P., a Delaware limited partnership ("Libra"), Libra Advisors, Inc., a New York corporation ("Advisors") and the general partner of Libra, Ranjan Tandon and Chandrika Tandon, jointly filed a Schedule 13D with the SEC dated December 12, 1995, stating that the shares have been purchased for investment purposes. Mr. Tandon is the sole shareholder and president of Advisors. Mrs. Tandon is the wife of Mr. Tandon. Libra, Advisors, and Mr. Tandon may jointly be deemed to be the beneficial owners of 209,500 shares of Class A common stock. Mrs. Tandon is the beneficial owner of 59,000 shares of Class A common stock. Mrs. Tandon disclaims beneficial ownership of the shares held by Libra, Advisors, and Mr. Tandon. Libra, Advisors, and Mr. Tandon each disclaim beneficial ownership of the shares owned by Mrs. Tandon.

(5) Includes 7,500 shares which may be acquired through the exercise of stock options.

(6) Includes 1,500 shares held in a retirement account.

(7) Includes 3,500 shares held in a retirement account.

(8) Includes 6,000 shares which may be acquired through the exercise of stock options.

(9) Includes 100,920 shares owned by a foundation of which Mr. Sullivan is a director. Mr. Sullivan has shared voting and dispositive power with respect to such shares. Excludes 128,581 shares owned by Mr. Sullivan's children as to which Mr. Sullivan disclaims beneficial ownership.

(10)Includes 13,125 shares which may be acquired through the exercise of stock options. Excludes 200 shares held in Mr. Tompkins' wife's retirement plan and 500 shares held in the trust of Mr. Tompkins' minor child as to which Mr. Tompkins disclaims beneficial ownership.

(11)Includes 17,000 shares which may be acquired through the exercise of stock options.

(12) Includes 338,857 shares which may be acquired through the exercise of stock options.


Item 13. Certain Relationships and Related Transactions

   Mr. Smerling serves as President of RCPR and City Cinemas, a New York motion picture theater exhibitor. City Cinemas is an affiliate of Mr. Cotter, the Company's Chairman. RCPR and City Cinemas have entered into an Executive Sharing Agreement pursuant to which Mr. Smerling provides services to both RCPR and City Cinemas entities and the cost of such services is shared by the parties, if such costs cannot be allocated directly to such parties. Prior to retaining Mr. Smerling and entering into the Executive Sharing Agreement, the Board of Directors had determined that City Cinemas and RCPR are not competitors and also noted that the arrangement provided RCPR with a chief executive officer with background and experience which Reading Cinemas could not otherwise afford based upon its present scope of operations.

   Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.



                  READING COMPANY


                  By:  /s/ James A. Wunderle
                    ----------
                    James A. Wunderle
                    Executive Vice President and
                    Chief Operating Officer
April 29, 1996

                                                                       Exhibit I

                                   FORM 10-Q

                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549
                               -----------------

(Mark One)
[X]  QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
           EXCHANGE ACT OF 1934

For Quarterly period ended June 30, 1996

                                           OR

[_]  TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES
          EXCHANGE ACT OF 1934

For the transition from ........ to ........

Commision file number 1-649

                             READING COMPANY
          (Exact name of registrant as specified in its charter)

          Pennsylvania                            23-6000773
     (State of incorporation)          (I.R.S. Employer Identification No.)


     One Penn Square West
30 South Fifteenth Street, Suite 1300
    Philadelphia, Pennsylvania                     19102-4813
(Address of principal executive offices)           (Zip Code)

Registrant's telephone number:  215-569-3344

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes[X]  No[_]

     There were 4,964,533 shares of Class A Common Stock and 8,678 shares of Common Stock outstanding as of July 27, 1996.

                                     INDEX


                       READING COMPANY AND SUBSIDIARIES


PART I. - FINANCIAL INFORMATION                                                                                      PAGE
-------------------------------                                                                                      ----
Item 1.  Financial Statements

          Condensed Consolidated Balance Sheets -- June 30, 1996
             (Unaudited) and December 31, 1995...................................................................     3-4

          Condensed Consolidated Statements of Operations -- Three Months and Six Months
             Ended June 30, 1996 and 1995 (Unaudited)............................................................       5

          Condensed Consolidated Statements of Cash Flows -- Six Months
             Ended June 30, 1996 and 1995 (Unaudited)............................................................       6

          Notes to Condensed Consolidated Financial Statements (Unaudited).......................................    7-20

Item 2.  Management's Discussion and Analysis of Financial Condition and Results of Operations...................   21-24


PART II. - OTHER INFORMATION
----------------------------

Item 6.  Exhibits and Reports on Form 8-K........................................................................      25

Signatures.......................................................................................................      26

                        PART I - Financial Information

Item 1.  Financial Statements

Reading Company and Subsidiaries
Condensed Consolidated Balance Sheets
(in thousands, except shares and per share amounts)

-------------------------------------------------------------------------------------------------
                                                                (Unaudited)
                                                                  June 30,        December 3,
                                                                    1996             1995*
-------------------------------------------------------------------------------------------------
ASSETS

Current assets

Cash and cash equivalents                                          $32,431             $44,147
Available-for-sale securities                                           49                  42
Amounts receivable                                                     726                 624
Due from affiliates                                                     96               1,040
Restricted cash                                                        360                 360
Inventories                                                             88                 112
Prepayments and other current assets                                   479                 498
Due from insurance companies                                            63                  87
-------------------------------------------------------------------------------------------------
  Total current assets                                              34,292              46,910
-------------------------------------------------------------------------------------------------

Investment in Australian joint venture                              13,174                 640
Other investments                                                    7,084               1,771
Restricted cash                                                        214                 362
Real estate held for sale or development                             1,107               1,110
Property and equipment:
 Buildings                                                             733                 733
 Capitalized premises lease                                            538                 538
 Leasehold improvements                                              5,214               5,095
 Equipment                                                           3,761               3,787
 Construction-in-progress                                              348                 236
-------------------------------------------------------------------------------------------------
                                                                    10,594              10,389
Less: Accumulated depreciation                                       1,469               1,176
-------------------------------------------------------------------------------------------------
                                                                     9,125               9,213
Intangible assets:
  Beneficial leases - net of accumulated amortization of $1,827     15,081              15,538
  in 1996 and $1,370 in 1995
-------------------------------------------------------------------------------------------------
                                                                    45,785              28,634
-------------------------------------------------------------------------------------------------
                                                                   $80,077             $75,544
=================================================================================================

* The balance sheet at December 31, 1995 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

See Notes to Condensed Consolidated Financial Statements.

Reading Company and Subsidiaries
Condensed Consolidated Balance Sheets (continued)
(in thousands, except shares and per share amounts)

------------------------------------------------------------------------------------------------------
                                                                          (Unaudited)
                                                                            June 30,    December 3,
                                                                              1996          1995*
-----------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities

Accounts payable                                                           $ 1,955          $ 2,279
Accrued compensation                                                           292              222
Accrued taxes and other                                                        438              528
Film rent payable                                                              783              299
Other liabilities                                                            1,063              916
Note payable to affiliate                                                    3,325                0
-----------------------------------------------------------------------------------------------------
     Total current liabilities                                               7,856            4,244
-----------------------------------------------------------------------------------------------------

Capitalized lease, less current portion                                        519              521
Other liabilities                                                            1,999            2,067
-----------------------------------------------------------------------------------------------------
     Total long term liabilities                                             2,518            2,588
-----------------------------------------------------------------------------------------------------

Commitments and contingencies (See Note 10)

Shareholders' equity
Preferred stock, par value $1.00 per share:
  Authorized -- 5,000,000 shares
Common stock, par value $.01 per share:
  Authorized -- 10,000,000 shares
  Issued 1996 -- 8,828 shares; 1995 -- 11,530 shares                             1                1
Class A common stock, par value $.01 per share:
  Authorized -- 15,000,000 shares
  Issued 1996 -- 5,147,863 shares; 1995 -- 5,145,161 shares                     51               51
Other capital                                                               57,094           56,257
Retained earnings                                                           15,237           15,035
Foreign currency translation adjustment                                        (57)             (10)
Class A common stock in treasury, at cost:
  1996 -- 183,480 shares; 1995 -- 183,397                                   (2,623)          (2,622)
-----------------------------------------------------------------------------------------------------
     Total shareholders' equity                                             69,703           68,712
-----------------------------------------------------------------------------------------------------
                                                                           $80,077          $75,544
=====================================================================================================

* The balance sheet at December 31, 1995 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

See Notes to Condensed Consolidated Financial Statements.

Reading Company and Subsidiaries
Condensed Consolidated Statements of Operations
(in thousands, except shares and per share amounts)

                                                              Three Months Ended         Six Months Ended
                                                                   June 30,                   June 30,
--------------------------------------------------------------------------------------------------------------
                                                              1996          1995         1996       1995
--------------------------------------------------------------------------------------------------------------
REVENUES:
Theater:
 Admissions                                                    $2,781        2,376        $5,557       $4,637
 Concessions                                                    1,043          901         2,064        1,710
 Advertising and other                                            174          150           388          294
Real estate                                                        70           68           144          135
Interest and dividends                                            491          594         1,076        1,103
Equity in earnings of affiliate                                 1,433            0         1,433            0
Other                                                               9          472            24          490
--------------------------------------------------------------------------------------------------------------
                                                                6,001        4,561        10,686        8,369
--------------------------------------------------------------------------------------------------------------
EXPENSES:
Theater costs                                                   3,141        2,586         6,112        4,917
Theater concession costs                                          179          153           347          293
Depreciation and amortization                                     386          341           772          678
General and administrative                                        917        1,066         2,087        2,004
Equity loss from Australian theater developments                   52            0           307            0
--------------------------------------------------------------------------------------------------------------
                                                                4,675        4,146         9,625        7,892
--------------------------------------------------------------------------------------------------------------
Income before income taxes                                      1,326          415         1,061          477
Income tax provision                                               13           14            22          155
--------------------------------------------------------------------------------------------------------------
Net income                                                     $1,313         $401        $1,039         $322
==============================================================================================================
Per share information:
Net income                                                      $0.26        $0.08         $0.21        $0.06
==============================================================================================================
Average shares outstanding                                  4,973,222    4,973,368     4,973,241    4,973,398
==============================================================================================================

See Notes to Condensed Consolidated Financial Statements.

Reading Company and Subsidiaries
Condensed Consolidated Statement of Cash Flows (Unaudited)
(in thousands)
                                                                   Six Months Ended
                                                                       June 30,
-------------------------------------------------------------------------------------
                                                                     1996        1995
-------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                         $  1,039   $   322
Adjustments to reconcile net income to
  net cash provided from operating activities:
    Depreciation                                                        293       231
    Amortization                                                        476       455
    Deferred rent expense                                                82        82
    Equity in earnings from affiliate                                (1,433)        0
    Equity loss from Australian theater developments                    307         0
    Deferred income tax expense                                           0       132
    Changes in operating assets and liabilities:
       Increase in amounts receivable                                  (102)     (338)
       Decrease in inventories                                           24         4
       (Increase) decrease in prepaids and other current assets         (72)      145
       Decrease in insurance proceeds receivable                         24       514
       Decrease in accounts payable and accrued expenses               (344)     (316)
       Increase in film rent payable                                    484       233
       Decrease in other liabilities                                     (3)     (206)
    Other, net                                                           54       (24)
--------------------------------------------------------------------------------------
  Net cash provided from operating activities                           829     1,234
--------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Purchase of property and equipment                                     (206)     (270)
Investment in Australian joint venture (See Note 5)                 (12,888)        0
Purchase of Citadel preferred stock option (See Note 4)                 (50)        0
Angelika acquisition organization costs (See Note 4)                   (231)        0
Net proceeds from real estate joint venture investments                   0       185
Decrease in restricted cash                                             148        60
Purchases of available-for-sale securities                              (91)     (451)
Sales and maturities of available-for-sale securities                    84    26,051
Decrease in due from affiliate                                          944         0
-------------------------------------------------------------------------------------
  Net cash (used for) provided from investing activities            (12,290)   25,575
-------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Payments of debt financing costs                                       (254)        0
Purchase of treasury stock                                               (1)        0
-------------------------------------------------------------------------------------
  Net cash used for financing activities                               (255)        0
-------------------------------------------------------------------------------------

  (Decrease) increase in cash and cash equivalents                  (11,716)   26,809
  Cash and cash equivalents at beginning of year                     44,147     9,413
-------------------------------------------------------------------------------------
  Cash and cash equivalents at end of period                       $ 32,431   $36,222
=====================================================================================

See Notes to Condensed Consolidated Financial Statements.

READING COMPANY AND SUBSIDIARIES

Notes to Condensed Financial Statements (unaudited)
June 30, 1996
(amounts in tables in thousands)



NOTE 1 -- OWNERSHIP AND BASIS OF PRESENTATION

     Reading Company (the "Company") has operated motion picture exhibition theaters in leased locations in the Commonwealth of Puerto Rico since the acquisition of Theater Acquisitions of Puerto Rico, Inc. ("TAPR") in 1994. In November 1995, the Company and Craig Corporation ("Craig"), currently the owner of approximately 52.5% of the Company's capital stock, formed Reading International Cinemas LLC ("Reading International"), a limited liability company owned equally by the Company and Craig which has initiated theater development activities in Australia. The Company's remaining real estate activities include the managed sale of certain of its real properties, the possible future development of certain center city Philadelphia properties and participation in two real estate joint ventures.

     The condensed consolidated financial statements of Reading Company and Subsidiaries ("the Company") include the accounts of Reading Company and its majority-owned subsidiaries. Significant intercompany transactions and accounts have been eliminated. Certain amounts in previously issued financial statements have been reclassified to conform with current classifications.

     TAPR was acquired as of July 1, 1994 and the results of TAPR have been consolidated with the Company's operating results since that date (See Note 3). On December 31, 1994, TAPR was merged into its parent corporation, Reading Cinemas of Puerto Rico, Inc. ("RCPR") with RCPR the surviving corporation and the operating name changed to Cine Vista (unless otherwise required by the context, TAPR, RCPR, and Cine Vista may be used interchangeably herein).

     The financial statements have been prepared in accordance with generally accepted accounting principles for interim information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not include all information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments of a recurring nature considered necessary for a fair presentation of the results for the interim periods presented have been included. Operating results for the six months ended June 30, 1996 are not necessarily indicative of the results that may be expected for the year ending December 31, 1996. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 1995.


NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Condensed Consolidated Statement of Cash Flows: For purposes of the Balance Sheet and Statement of Cash Flows, the Company considers all highly liquid investments with maturities of three months or less at the time of acquisition to be cash equivalents. Cash equivalents are stated at cost plus accrued interest, which approximates market value, and consist principally of federal agency securities and short-term money market instruments.

     Available-for-Sale Securities: Management classifies government securities held by the Company with maturities in excess of three months at the time of purchase as available-for-sale as such investments together with "Cash and cash equivalents" are expected to be used to fund expansion of theater operations, acquisition or other development activities.

READING COMPANY AND SUBSIDIARIES

Notes to Condensed Financial Statements (unaudited)
June 30, 1996
(amounts in tables in thousands)



     USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     INVENTORIES: Inventories are comprised of confection goods used in Cine Vista's operations and are stated at the lower of cost (first-in, first-out method) or net realizable value.

     INCOME PER SHARE: Income per share (Common Stock and Class A Common Stock) is calculated by dividing net income (loss) by the aggregate of the weighted average shares outstanding during the period and the dilutive effect, if any, of common stock equivalents that are outstanding. There were 359,732 and 374,732 Class A Common shares issuable under stock option plans on June 30, 1996 and 1995, respectively. These options were anti-dilutive and were therefore excluded from the per share calculation.

     PROPERTY AND EQUIPMENT: Property and equipment is carried at cost. Depreciation of buildings, capitalized premises lease, leasehold improvements and equipment is recorded on a straight line basis over the estimated lives of the assets or, if the assets are leased, the remaining lease term (inclusive of options, if likely to be exercised), whichever is shorter. The estimated useful lives are generally as follows:

      Building and Improvements              40 years
      Equipment                              15 years
      Furniture and Fixtures                  7 years
      Leasehold Improvements                 20 years

     INTANGIBLE ASSETS: Intangible assets are comprised of beneficial theater leases used in Cine Vista's operations. The amount of the TAPR purchase price ascribed to the beneficial leases was determined by an independent appraiser by computing the present value of the excess of market rental rates over the rental rates in effect under TAPR's leases at the time of the Company's acquisition of TAPR and allocating such amount as a component of the purchase price of TAPR. The beneficial leases are amortized on a straight-line basis over the remaining term of the underlying leases which approximates 17 years.

     TRANSLATION OF NON-U.S. CURRENCY AMOUNTS: The financial statements and transactions of Reading International's (See Note 5) Australian operations are maintained in their functional currency (Australian dollars) and translated into U.S. dollars in accordance with SFAS No. 52 "Foreign Currency Translation". Assets and liabilities are translated at exchange rates in effect at the balance sheet date and shareholders' equity is translated at historical exchange rates. Revenues and expenses are translated at the average exchange rate for the period. Translation adjustments are reported as a separate component of shareholders' equity.

NOTE 3 -- ACQUISITION OF CINE VISTA

     Effective July 1, 1994, the Company acquired TAPR from Theater Acquisitions, LP ("TALP") for an aggregate cash purchase price of approximately $22,700,000, inclusive of acquisition costs of $323,000. Cine Vista operates motion picture exhibition theaters in seven leased locations with a total of 44 screens in the Commonwealth of Puerto Rico. At the time of its acquisition, TAPR operated 36 screens in six leased locations. The acquisition was accounted for using the purchase method and TAPR's operating results since July 1, 1994 have been consolidated with the operating results of the Company.

READING COMPANY AND SUBSIDIARIES

Notes to Condensed Financial Statements (unaudited)
June 30, 1996
(amounts in tables in thousands)



     The purchase price was subject to the satisfaction of certain contingencies in accordance with the provisions of a purchase agreement by and among TAPR, TALP and the Company dated July 1, 1994 (the "Purchase Agreement"). The landlord of one of Cine Vista's theaters has the right to terminate the lease relating to space presently housing two theaters, subject to six months notice. Accordingly, $1 million of the purchase price was escrowed and was payable over 36 months provided the landlord did not cancel the lease during such period or assert other claims relating to the lease, in which case the escrow is available for set off. The landlord has asserted certain claims relating to the computation of the rent and the Company and TALP therefore amended the terms under which the payments are made from the escrow. Under amended terms, payments of $30,000 are paid monthly to TALP. This escrow, which is invested in short term commercial paper, has been classified as "Restricted cash." At June 30, 1996, $557,000 was due to TALP under this arrangement and has been classified as an "Other liability" (See Note 10).

     Cine Vista currently has three new theaters under development and is seeking additional theater sites in Puerto Rico.

NOTE 4 -- INVESTMENTS

     On November 8, 1995, the Company acquired from a major bank, for $1,285,000, a judgement (the "Angelika Judgement") encumbering, among other things, a controlling interest in Angelika Film Centers, Inc. ("AFCI") which has as its principal asset a Manhattan multiplex theater, the Angelika. The judgement was acquired as part of the Company's plan to acquire, in conjunction with Manhattan-based City Cinemas Corporation ("City Cinemas") (James J. Cotter, Chairman of the Company, has an ownership interest in City Cinemas), a controlling interest in the Angelika. The Company also has acquired options to purchase shares representing 5/13ths of the voting power of AFCI and to obtain certain other creditor claims against AFCI. In July 1996 the Company signed a definitive purchase agreement to acquire the Angelika, pursuant to which the Company will, in effect, receive a credit against the purchase price equal to the amount of the judgement, plus interest thereon at a rate of 9% per annum.

     On March 29, 1996, the Company purchased from Craig 1,564,473 shares of the common stock of Citadel Holding Corporation, ("Citadel" and the "Citadel Common Stock", respectively) for an aggregate purchase price of $3,324,505, representing slightly less than $2.125 per share and ownership of approximately 26.1% of Citadel Common Stock. The Company paid Craig for the Citadel Common Stock with a five year unsecured promissory note (the "Reading Note") which provides for the payment of interest at a rate equal to LIBOR plus 2.25%. The Reading Note is recorded on the Condensed Consolidated Balance Sheet at June 30, 1996 as "Note payable to affiliate" and was retired on July 29, 1996. The Company accounts for its investment in the Citadel Common Stock by the equity method. Citadel's net earnings for the three months ended June 30, 1996 were $5,541,000, inclusive of revenues of $1,573,000, a nonrecurring gain on the sale of real estate of $1,473,000 and nonrecurring income of $4,000,000 from the recognition for financial statement purpose of previously deferred proceeds from the bulk sale of loans by a previously owned subsidiary of Citadel. Citadel's net income available to common stockholders was $5,500,000 of which the Company's share for the same period was $1,434,000 which amount is included in the Condensed Consolidated Statement of Operations for the six months ended June 30, 1996.

     Pro forma operating results reflecting the acquisition of Citadel are set forth below for the six months ended June 30, 1996 and 1995. For purposes of preparing the pro forma operating statements, the acquisition of the Citadel investment was assumed to be completed at the beginning of each period presented and certain adjustments

READING COMPANY AND SUBSIDIARIES

Notes to Condensed Financial Statements (unaudited)
June 30, 1996
(amounts in tables in thousands)

have been made, including reductions in "Interest and dividend" income and the recording of interest expense resulting from payment of the purchase price.

                                           Six Months Ended
                                 June 30, 1996       June 30, 1995
               Revenues             $10,739              $8,707
                                ================    ================
               Net income           $ 1,029              $  526
                                ================    ================
               Per Share:

               Net income:          $   .21              $  .11
                                ================    ================

     The Company also acquired from Craig (for $50,000) a one year option to acquire, at fair market value, as determined by an investment banker selected by the parties, 1,329,114 shares of the 3% Cumulative Voting Convertible Preferred Stock, stated value $3.95 per share, of Citadel and an option to acquire, under certain circumstances, a warrant to acquire 666,000 shares of Citadel Common Stock at an exercise price of $3 per share.

     Management believes that the June 30, 1996 carrying amounts of the above-mentioned investments and the Company's other investments totalling $661,000, approximate fair value.


NOTE 5 -- READING INTERNATIONAL CINEMAS LLC

     In November 1995, the Company and Craig formed Reading International to develop and operate multiplex cinemas in Australia and other markets. A wholly owned subsidiary of Reading International has retained the services of several executive employees in Australia who provide services with respect to such Australian operations on a full time or substantially full time basis. Reading International is equally owned by the Company and Craig.

     On March 29, 1996, the Company and Craig entered into a capital funding agreement (the "Capital Funding Agreement") with respect to Reading International pursuant to which they agreed to increase the capital committed by the Company and Craig to Reading International from $10 million to approximately $103 million through a combination of cash contributions and secured capital funding undertakings. Under the terms of the Capital Funding Agreement, the Company and Craig each immediately contributed to Reading International $12,500,000 in cash, for an aggregate $25,000,000. In addition, the Company and Craig have undertaken to contribute up to an additional $37,500,000 each, for an aggregate future commitment of $75,000,000 on an as needed basis. The commitments of the Company and Craig are secured by various assets of the two parties. The collateral pledged by Craig was reviewed by an independent committee of the Company's Board of Directors comprised of outside directors who are unaffiliated with Craig, and found to be adequate to secure Craig's commitment under the Capital Funding Agreement. The Company pledged its interest in Cine Vista and government agency securities. The Company may substitute collateral for the Funding Commitment, provided that the fair market value of the collateral

READING COMPANY AND SUBSIDIARIES

Notes to Condensed Financial Statements (unaudited)
June 30,1996
(amounts in tables in thousands)

substituted is equal to at least 125% of the Funding Commitment or, in the case of government or government agency securities, equal to 100% of the Funding Commitment.

     The Company accounts for its investment in Reading International and its foreign subsidiaries by the equity method. Summarized financial information for Reading International as of June 30, 1996 is as follows:

           Cash and cash equivalents                      $   21,114
           Other current assets                                  776
                                                          ----------
                Total current assets                          21,890
           Property and developments                           7,922
           Other noncurrent assets                               181
                                                          ----------
                Total noncurrent assets                        8,103
                                                          ----------
                Total assets                              $   29,983
                                                          ==========

           Current liabilities                                 3,644
           Shareholders' equity                               26,349
                                                          ----------
           Total liabilities and shareholder's equity     $   29,993
                                                          ==========

     Reading International's net loss for the six months ended June 30, 1996 was $614,000, consisting primarily of general and administrative expenses and development costs incurred with respect to its theater development activities. The Company's share of the loss from Reading International was $307,000, which is included in the Consolidated Statement of Operations for the six months ended June 30, 1996.

     As of June 30, 1996, advances and contributions amounting to approximately $27,856,000 have been made to Reading International by Reading and Craig. Pursuant to a land purchase contract, Reading International is required to make an installment payment of $3,326,000 on December 20, 1996 which amount is included in current liabilities on Reading International's balance sheet at June 30, 1996.

NOTE 6 -- LEASES

     Cine Vista conducts all of its operations in leased premises.   The leases
relate to motion picture theaters with remaining terms of approximately 7 to 26 years with certain leases containing options to extend the leases for up to an additional 30 years. The minimum remaining lease term, inclusive of any renewal options, for any of Cine Vista's theaters is approximately 17 years. Cine Vista also leases office, warehouse space and various equipment. Certain theater leases provide for contingent rentals based upon a specified percentage of theater revenues with a guaranteed minimum. Performance under one lease has been guaranteed by the Company. Substantially all of the leases require the payment of property taxes, insurance and other costs applicable to the property. With the exception of one capital lease, all leases are accounted for as operating leases. Cine Vista determines annual base rent expense by amortizing total minimum lease obligations on a straight-line basis over the lease terms.

     Cine Vista's future minimum lease payments, by year and in the aggregate, under noncancellable operating leases and the capital lease consist of the following at June 30:

READING COMPANY AND SUBSIDIARIES

Notes to Condensed Financial Statements (unaudited)
June 30, 1996
(amounts in tables in thousands)



                                                           CAPITAL   OPERATING
                                                            LEASE     LEASES
                                                            -----     ------
           1997                                            $    95     $ 1,315

           1998                                                 95       1,301

           1999                                                 95       1,426

           2000                                                 95       1,401

           2001                                                 95       1,401

           Thereafter                                        1,211      13,826
                                                         ----------  ----------
           Total net minimum lease payments                  1,686     $20,670
                                                                     ==========
           Less amount representing interest                (1,163)
                                                         ----------
           Present value of net minimum lease payments
           under capital lease                             $   523
                                                         ==========

     In June 1995, Cine Vista entered into a lease agreement for a new six-plex motion picture theater. The lease provides for a 20-year term with an average annual base rent of approximately $185,000 with options to extend the lease up to an additional 10 years. The lease also provides for contingent rentals based upon a specified percentage of theater revenues with a guaranteed minimum and requires the payment of property taxes, insurance and other costs applicable to the property. The lease will be effective after completion of construction of the new theater. Cine Vista is responsible for certain construction costs of the theater which are presently estimated to total $1.2 million. Completion of construction and commencement of theater operations is scheduled to occur in 1996.

NOTE 7 -- REAL ESTATE HELD FOR SALE OR DEVELOPMENT

     "Real estate held for sale or development" at June 30, 1996 is carried at the lower of cost or estimated net realizable value and is classified as a noncurrent asset due to the inherent difficulty in estimating the timing of future sales. The Company is exploring development and sale options for its center city Philadelphia properties which are adjacent to the Pennsylvania Convention Center site and is actively seeking buyers for its properties located outside center city Philadelphia.

READING COMPANY AND SUBSIDIARIES

Notes to Condensed Financial Statements (unaudited)
June 30, 1996
(amounts in tables in thousands)



NOTE 8 -- OTHER LIABILITIES

     Other liabilities consisted of the following:

                                                              June 30,         December 31,
                                                                1996               1995
                                                          ---------------    ---------------
     Reserve for guarantee obligations of
         SWS Industries, Inc. (See Note 10)                     $   406             $  406
     Obligations related to past railroad operations
        and environmental issues (See Note 10)                    1,248              1,251
     Cine Vista deferred purchase price (See Note 3)                557                707
     Minimum rent obligations                                       329                247
     Other                                                          522                372
                                                          ---------------    ---------------
                                                                  3,062              2,983
     Less estimated current portion                              (1,063)              (916)
                                                          ---------------    ---------------
                                                                $ 1,999             $2,067
                                                          ===============    ===============

NOTE 9 -- INCOME TAXES

     The Company accounts for income taxes under SFAS No. 109 "Accounting Income Taxes". Under SFAS No. 109, an income tax provision is recorded in the statement of operations using the enacted federal rates. Effective December 31, 1981, after approval by its shareholders, the Company eliminated its accumulated deficit by a charge to "Other capital". This quasi-reorganization did not require the restatement of any assets or liabilities or any other modification of capital accounts. Tax benefits realized from the carryforwards of pre-quasi-reorganization losses have been included in the determination of net income and then reclassified from "Retained earnings" to "Other capital". Had such tax benefits been excluded from net income, the Company would have reported net income of $202,000 or $.04 per share for the six months ended June 30, 1996 and a net loss of $43,000 or $.01 per share for the six months ended June 30, 1995.

     At December 31, 1995, net operating loss carryforwards totalled $162.7 million of which $123.1 million expires at the end of 1996 unless utilized prior thereto and $39.6 million will expire in various amounts between 1997 and 2009 unless utilized prior thereto.

READING COMPANY AND SUBSIDIARIES

Notes to Condensed Financial Statements (unaudited)
June 30,1996
(amounts in tables in thousands)



     Carryforwards and temporary differences which give rise to the deferred tax asset are as follows:

                                          June 30,          December 31,
                                            1996               1995
                                        ------------       -------------
     Net operating loss carryforwards     $ 54,581            $ 55,325

     Reserves                                1,004               1,004

     Other, net                                242                 242
                                        ------------       -------------
     Gross deferred asset                   55,827              56,571

     Valuation allowance                   (55,827)            (56,571)
                                        ------------       -------------
     Net deferred asset                   $      0            $      0
                                        ============       =============

     Based on an analysis of the likelihood of realizing the Company's gross deferred tax assets (taking into consideration applicable statutory carryforward periods), the Company concluded that under SFAS No. 109, a valuation allowance for the entire asset was necessary.

     The Company is required to pay federal alternative minimum tax ("AMT"). AMT is calculated separately from the regular federal income tax and is based on a flat rate applied to a broader tax base. Amounts payable thereunder cannot be totally eliminated through the application of net operating loss carryforwards. The Company recorded AMT expense of $22,000 and $23,000 in the six months ended June 30, 1996 and 1995, respectively. Upon adoption of SFAS No. 109 in 1993, a deferred tax asset of $132,000 was recorded for the tax benefits which were determined by management to be more likely than not to be realized from the Company's net operating loss carryforwards. The Company recorded a $132,000 tax provision in the Condensed Consolidated Statement of Operations for the six months ended June 30, 1995 related to the realization of such tax benefits in that period.

NOTE 10-- COMMITMENTS AND CONTINGENCIES

SWS Industries, Inc.
--------------------

     The Company sold a subsidiary, SWS Industries, Inc. ("SWS"), in 1987. SWS subsequently filed for bankruptcy in 1988. Under the terms of the SWS sales agreement, the Company remained liable as guarantor on various performance bonds issued on behalf of SWS. The Company's liability under the performance bond guarantees has been reduced as the related contracts have been completed or settled. Completion activities will continue throughout 1996. Management believes the remaining reserve at June 30, 1996 is adequate for the remaining obligations of the Company.

Cine Vista
----------

     A landlord of Cine Vista has alleged that Cine Vista underpaid rent by approximately $587,000 for the thirty-six month period ended June 30, 1996. Cine Vista is finalizing a settlement of this claim under which Cine Vista will pay approximately $130,000 and the former owner of Cine Vista will pay approximately $220,000. Future rental rates may also increase as a result of the settlement. A provision for the settlement has been reflected in Cine Vista's financial results for the six months ended June 30, 1996.

READING COMPANY AND SUBSIDIARIES

Notes to Condensed Financial Statements (unaudited)
June 30, 1996
(amounts in tables in thousands)


Historical Railroad Operations
------------------------------

     The Company is a defendant in various personal injury legal actions relating to its railroad operations prior to reorganization and has insurance coverage relating to such actions. In accordance with the provisions of a 1990 settlement agreement (the "Settlement Agreement") with its insurance carriers, the Company receives quarterly reimbursement for certain personal injury legal actions. At June 30, 1996, $63,000 was reimbursable to the Company for amounts expended in defense and settlement of such actions. This amount has been classified as "Due from insurance companies." Three participants in the insurance settlement are insolvent. Unreimbursed claims insured by these insolvent companies totaled $64,000 from 1992 through June 30, 1996. The Company believes that it may be entitled to reimbursement of such amounts from the other parties to the agreement and may request an arbitration hearing on such matters. Based upon the backlog of pending personal injury cases and the Company's experience in settling such cases, the Company has established a reserve of $146,000 reflecting the potential effect of such insolvencies on future insurance reimbursement if no recovery is received from either the insolvent carriers or the other parties to the Settlement Agreement. The reserve associated with such insolvencies may increase if additional claims are filed; however, the Company does not believe that such amount will be material.

Environmental
-------------

     The Company and a wholly-owned subsidiary, Reading Transportation Company ("RTC"), have each been advised by the Environmental Protection Agency ("EPA") that they are potentially responsible parties ("PRPs") under environmental laws including Federal Superfund legislation ("Superfund") for a site located in Douglassville, Pennsylvania. The EPA issued an Administrative Order under Superfund against 34 PRPs requiring, among other things, that the named parties be required to incinerate materials at the site pursuant to a June 30, 1989 Record of Decision ("ROD"). The ROD estimated that the incineration would cost approximately $53 million. Thirty-six PRPs were also named in a civil action brought by the United States Government which seeks to recover alleged costs incurred at the site by the United States of approximately $22 million. Reading and RTC have each been named in a third-party action instituted by the majority of the 36 PRPs sued by the United States. The actions instituted against the Company and approximately 300 PRPs seek to have the parties contribute to reimbursement for past costs and any costs associated with further remediation at the site.

     During 1994, based upon the Company's and counsel's evaluation of possible outcomes in the matter, the Company increased its "Provision for environmental matters" by $1,200,000. In September 1995, the federal district court judge who presided over Reading's reorganization ruled that all liability asserted against Reading relating to the site was discharged pursuant to the consummation order issued in conjunction with the Company's amended plan of reorganization on December 31, 1980. The United States Department of Justice and a named defendant in the above described Administrative Order have appealed the decision and the appeal was heard in July 1996. The judge's decision did not affect the potential liability of RTC for the site. RTC has no assets and therefore cannot fund a settlement or judgement relating to this matter and the Company believes that the potential liability of RTC, if any, is not in excess of $300,000.
Based upon the appeal and possible alternate attempts by the PRPs to obtain Reading's participation in funding for the site as well as the existence of the other environmental matters set forth below, the Company has not reduced its "Provision for environmental matters."

   The Company is a party to a consent decree relating to a Superfund site located on land owned by the Company. Apart from future operation and maintenance expenses ("O&M"), remediation is complete. During 1994, the Company paid approximately $106,000 as its estimated share of ten years of O&M and charged such amount to "Provisions for environmental matters" expense. The Company believes that the amounts expended to

READING COMPANY AND SUBSIDIARIES

Notes to Condensed Financial Statements (unaudited)
June 30, 1996
(amounts in tables in thousands)



date will be adequate to fund O&M at the site. If additional amounts are required, such amounts would not be material.

     In 1991, the Company filed a lawsuit against the Southeastern Pennsylvania Transportation Authority ("SEPTA"), Conrail, the City of Philadelphia, and other parties which sought to recover costs expended by the Company in conjunction with the cleanup of polychlorinated biphenyls ("PCBs") in the Reading Terminal Train Shed and a portion of the viaduct south of Vine Street. In January 1996, the Company and several parties agreed to settle this litigation by providing for the Company to receive payments totalling $2.35 million which amount the Company anticipates receiving in 1996. The parties to the settlement also agreed to pay an amount ranging from 52% to 55% of certain future costs the Company may incur in cleaning environmental contamination on one of its other properties, the Viaduct, which the Company believes may be contaminated by PCBs resulting from former railroad operations on that property conducted by, or on behalf of the Reading Railroad, Conrail, the City of Philadelphia or the SEPTA. The Company has advised the Environmental Protection Agency of the potential contamination. The Company has not determined the scope and extent of any such PCB contamination. However, the Company has been advised by counsel that, given the lack of regulatory attention to the Viaduct in the eleven years which have elapsed since EPA was notified of the likelihood of contamination, it is unlikely that the Company will be required to decontaminate the Viaduct or incur costs related thereto.

     Prior to the Company's reorganization, the Company had extensive railroad and related operations. Such operations could have contributed to environmental contamination of properties now owned by the Company, previously sold or leased by the Company, or to which the Company, prior to its reorganization, sent waste. The ultimate extent of liabilities, if any, with respect to such matters, as well as the timing of cash disbursements, if any, cannot be determined. However, management is of the opinion that while the ultimate liability resulting from such matters could have a material effect upon the results of operations in a given year, they will not have a material adverse effect upon the Company's financial position or liquidity.

     The following is an analysis of the Company's accrual for environmental claims:

               Balance at January 1, 1994           $   336
               Provisions                             1,306
               Payments                                (133)
                                                 ----------
               Balance at December 31, 1994           1,509

               Provisions                                 0
               Payments                                (248)
                                                 ----------
               Balance at December 31, 1995           1,261

               Provisions                                 0
               Payments                                  (3)
                                                 ----------
               Balance at June 30, 1996             $ 1,258
                                                 ==========

READING COMPANY AND SUBSIDIARIES

Notes to Condensed Financial Statements (unaudited)
June 30, 1996
(amounts in tables in thousands)



NOTE 11 -- RELATED PARTY TRANSACTIONS

     In 1994, 1995 and 1996, the Company's Board of Directors voted to waive the transfer restrictions imposed by the provisions of the Company's Class A Common Stock to the extent necessary to permit James J. Cotter, Chairman of the Board of Directors of the Company and Craig, to acquire additional shares of the Company's Class A Common Stock. The transfer provisions prohibit a party from acquiring more than 4.75% of the Company's outstanding capital stock without the permission of the Company's Board of Directors and are intended to assure the continuing availability of the Company's tax loss carryforwards by precluding a change in control which could limit the value of the carryforwards. Craig currently owns approximately 52.5% of the Company's outstanding capital stock and has been granted approval to acquire up to 55%. Prior to granting the waiver of the restrictions, the Board of Directors had determined that acquisition of the shares by Mr. Cotter and Craig would not affect the continuing availability of the Company's tax loss carryforwards.

    The Company has signed an agreement to acquire Angelika (See Note 4 and Note 13). The theater will be owned jointly by the Company and Sutton Hill Associates, a California general partnership ("Sutton Hill") affiliated with City Cinemas, a Manhattan-based theater operator. City Cinemas (owned indirectly in equal parts by James J. Cotter, the Company's Chairman, and Mr. Michael Forman) will operate the theater pursuant to a management agreement. Mr. Cotter is a principal shareholder of Craig. Mr. Forman beneficially owns 16.4% of Craig's common stock. Robert F. Smerling, President of Cine Vista, also serves as President of City Cinemas.

     On March 29, 1996, the Company purchased from Craig 1,564,473 shares of Citadel Common Stock and acquired an option to acquire 1,329,114 shares of Citadel's 3% Cumulative Voting Preferred Stock and under certain circumstances a warrant to acquire 666,000 shares of Citadel Common Stock at an exercise price of $3 per share. The purchase of Citadel Common Stock was paid by the issuance of a five year unsecured $3,324,505 promissory note payable to Craig, which note was retired on July 29, 1996. An independent committee comprised of outside directors not affiliated with Craig reviewed, negotiated and approved the provisions of the Citadel Stock Purchase Agreement and the Option Agreement. (See Note 4 and Note 12).

     In November 1995, the Company and Craig formed Reading International to develop and operate multiplex cinemas in Australia and other markets. On March 29, the Company and Craig entered into a Capital Funding Agreement pursuant to each of the parties contributed $12,500,000 and pledged to contribute an additional $37,500,000 each to Reading International. The Company and Craig each pledged various assets as security for the additional capital commitments. An independent committee comprised of outside directors not affiliated with Craig reviewed and determined that the collateral pledged by Craig as security for its funding commitment was adequate. (See Note 5.)

NOTE 12 -- LONG-TERM DEBT

     In December 1995, Cine Vista entered into a $15 million eight year revolving credit agreement (the "Credit Agreement") with a bank. Under terms of the Credit Agreement, Cine Vista may borrow up to $15 million to repay Cine Vista acquisition loans, which loans are payable to a wholly-owned subsidiary of the Company (the "Subsidiary Loans"), and fund certain new theater development expenditures (the "Development Expenditures"). During the initial 30 months of the eight-year term, Cine Vista may borrow and repay amounts outstanding under the Credit Agreement. Any amounts outstanding during the initial term would be payable in increasing quarterly installments over the balance of the loan term. At June 30, 1996, no amounts were outstanding under this agreement.

READING COMPANY AND SUBSIDIARIES

Notes to Condensed Financial Statements (unaudited)
June 30, 1996
(amounts in tables in thousands)



     As security for the loan, Cine Vista has pledged substantially all of its assets. In addition, the stock of Cine Vista's parent company has been pledged as security for the loan. In conjunction with the loan, the Company has also agreed to subordinate to the lender its right to payment of the Subsidiary Loans as well as certain other fees payable by Cine Vista to the Company under certain circumstances. In addition, the Company has agreed to contribute funds to Cine Vista in the event that estimated unpaid Development Expenditures exceed the amount of funds available to Cine Vista under the Credit Agreement.

     The provisions of the Credit Agreement require Cine Vista to maintain a minimal level of net worth and other financial ratios, restrict the payment of dividends, and limit additional borrowings and capital expenditures. Borrowings under the Credit Agreement accrue interest at LIBOR (the London Interbank Offered Rate) plus 2.25%, the cost of Section 936 deposits (deposits held by lenders in Puerto Rico which are qualified under Section 936 of the Internal Revenue Code) to the lender (currently 5.29%) plus 2.25%, or the base rate plus 1/2 of 1%, at Cine Vista's election. In accordance with the provisions of the Credit Agreement, Cine Vista is required to pay a commitment fee on the unused commitment equal to 1/2 of 1%.

     The Company paid Craig for the Citadel Common Stock with a five year unsecured promissory note which provides for payment of interest at a rate equal to LIBOR plus 2.25% (See Note 4). This promissory note is recorded on the Condensed Consolidated Balance Sheets as "Note payable to affiliate" at June 30, 1996. On July 29, 1996, the note was repaid in full.


NOTE 13 - SUBSEQUENT EVENTS

     In July 1996, the Company and the owners of AFCI entered into an asset purchase and sale agreement under which terms the Company will acquire for approximately $10,582,000 an 83.3% interest in the Angelika. The Company will acquire these assets with a combination of available cash, a fully collateralized promissory note to be issued to the sellers and by receiving a credit for the Angelika Judgement (See Note 4) together with interest thereon at a rate equal to 9%. The remaining ownership interest in Angelika will be acquired by Sutton Hill, an affiliate of City Cinemas which operates an additional 20 screens in seven cinemas in New York City. The Company and Sutton Hill have formed a Delaware limited liability company, Angelika Film Centers, LLC ("AFC"), to hold their interest in the Angelika. The Company anticipates settlement on this transaction to occur during August 1996. Management believes the Angelika is the premier specialty theater in the United States.

     The Company will contribute 83.3% of the capital to AFC and City Cinemas will contribute the remaining 16.7%. The provisions of the joint venture agreement provide that all depreciation and amortization (the "Special Deductions") will first be allocated to Sutton Hill until the aggregate amount of such Special Deductions equal Sutton Hill's initial investment. Thereafter, the Company will receive all Special Deductions until the relative ownership interests are equal to the initial ownership interests of the parties. Sutton Hill has agreed to subordinate its interest in AFC to the Company's interest in order to permit the Company to pledge AFC as collateral for borrowings and receive 100% of the proceeds of any such borrowings. In addition Sutton Hill has agreed to subordinate its membership interest to the extent necessary to permit the Company to receive up to 100% of the proceeds of borrowings by AFC up to the amount of the Company's initial capital contribution in AFC.

     AFC will be managed by City Cinemas pursuant to the terms of a management agreement (the "Management Agreement"). The Management Agreement provides for City Cinemas to manage the Angelika for a minimum fee of $125,000 plus an incentive fee equal to 50% of annual cash flow (as defined in the Management

READING COMPANY AND SUBSIDIARIES

Notes to Condensed Financial Statements (unaudited)
June 30, 1996
(amounts in tables in thousands)


Agreement) over $2,000,000, provided however that the maximum fee (minimum fee plus incentive fee) does not exceed 5% of the Angelika revenues.

     For accounting purposes, the acquisition will be accounted for under the purchase method and accordingly, the operating results of the Angelika will be included in the Condensed Consolidated Statement of Operation beginning with the date of settlement.

     In July 1996, the Company received $1,250,000 in full settlement of its claim against TPI Enterprises, Inc. ("TPI"). The matter related to the Company's 1993 offer to acquire from TPI a partnership interest in a partnership which operates motion picture exhibition theaters. This amount, net of related expenses, will be recorded as income in the Condensed Consolidated Statement of Operations for the three months ending September 30, 1996.

     Also in July 1996, the Company and the landlord of one of Cine Vista's theaters reached a preliminary understanding relating to a claim the landlord had asserted regarding the computation of rent (See Note 10). The agreement, when finalized will require the Company and TALP to pay $130,000 and $220,000, respectively, to the landlord. The Company recorded $130,000 in the Condensed Consolidated Statement of Operations for the three months ended June 30, 1996 as an estimate of additional rent expense for this matter and will record monthly rent expense to this landlord at a slightly higher amount than in periods prior to this agreement.

     On August 12, 1996, the Company, with the approval of the Board of Directors entered into a letter of intent (the "Letter of Intent") contemplating two transactions. The first transaction is a reorganization of the Company (the "Reorganization") pursuant to a proposed Agreement and Plan of Merger (the "Merger Agreement") among the Company, Reading Entertainment, Inc., a Delaware corporation ("Reading Entertainment") which is a newly formed, wholly-owned subsidiary of the Company, and Reading Merger Co., a Pennsylvania corporation ("Merger Co.") which is a newly formed, wholly-owned subsidiary of Reading Entertainment. Pursuant to the Reorganization, the Company will merge with Merger Co. In the Reorganization, each outstanding share of the Company's Common Stock, par value $.01 per share (the "Common Stock") (other than shares of Common Stock as to which dissenters' rights are perfected), and Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), will be converted into the right to receive one share of Reading Entertainment's Common Stock, par value $.001 per share (the "Reading Entertainment Common Stock"), and the outstanding shares of Merger Co. will be converted into shares of Common Stock of the Company. As a result, the Company will become a wholly-owned subsidiary of Reading Entertainment and the current shareholders of the Company will become shareholders of Reading Entertainment. Among other changes in the rights of shareholders resulting from the Reorganization, the transfer restrictions on the Company's Class A Common Stock, which are currently scheduled to expire January 1, 1997, will be extended with respect to the Reading Entertainment Common Stock to January 1, 2003, in order to reduce the possibility that a change-in-control of Reading Entertainment will occur, which change could reduce the amount of its net operating loss carryforwards available to offset taxable income.

     The second transaction (the "Stock Transaction") is a contribution of assets to Reading Entertainment by Craig, Craig Management, Inc., a wholly-owned subsidiary of Craig ("CMI"), and Citadel in exchange for Reading Entertainment convertible preferred and common stock. Following consummation of the Reorganization, Reading Entertainment will issue (i) 70,000 shares of Reading Entertainment's Series A Voting Cumulative Convertible Preferred Stock, par value $.01 per share (the "Series A Preferred Stock") to Citadel Acquisition Corp., Inc. ("CAC"), a newly formed, wholly owned subsidiary of Citadel, for $7,000,000 cash and (ii) 550,000 shares of Reading Entertainment's Series B Voting Cumulative Convertible Preferred Stock, par value $.001 per share (the "Series B Preferred Stock" and, together with the Series A Preferred Stock, the "Convertible Preferred Stock"),

READING COMPANY AND SUBSIDIARIES

Notes to Condensed Financial Statements (unaudited)
June 30, 1996
(amounts in tables in thousands)



and 2,476,190 shares of Reading Entertainment Common Stock to Craig and CMI in exchange for certain assets now held by Craig. The assets to be transferred by Craig consist of 693,650 shares of the Series B Preferred Stock of Stater Bros. Holdings Inc., Craig's 50% membership interest in Reading International, and 1,329,114 shares of Citadel's 3% Cumulative Voting Convertible Preferred Stock, stated value $3.95 per share, which assets have been valued for the transaction at $81,000,000.

     The Series A Preferred Stock will (i) bear a cumulative dividend of 6.5%, payable quarterly, and (ii) be convertible, at any time after 18 months from issuance (or earlier upon a change in control of Reading Entertainment) into shares of Reading Entertainment Common Stock at a conversion price of $11.50 per share. The Series B Preferred Stock will (i) bear a cumulative dividend of 6.5%, payable quarterly, and (ii) be convertible, at any time after 18 months from issuance, into shares of Reading Entertainment Common Stock at a conversion price of $12.25 per share. Holders of each series of Convertible Preferred Stock will be entitled to 9.64 votes per share held on all matters brought to a vote of the shareholders of Reading Entertainment, voting as a single class with the holders of the Reading Entertainment Common Stock and the other series of Convertible Preferred Stock.

     In addition, Citadel will have the option, exercisable at any time after closing of the Stock Transaction through a date 30 days after the Company's 1999 Form 10-K is filed, to exchange all or substantially all of its assets for shares of Reading Entertainment Common Stock. Also, Citadel and CAC will have certain demand and piggyback registration rights with respect to the Reading Entertainment Common Stock issuable on conversion of the Series A Preferred Stock or on such asset exchange. In addition, if Reading Entertainment fails to pay dividends on the Series A Preferred Stock for 4 consecutive quarters after 18 months from issuance, CAC will have the option to require Reading Entertainment to repurchase such shares at their aggregate liquidation value plus accumulated dividends. Citadel will also have a right to require redemption of the Series A Preferred Stock in the event of a change in control of the Company and after 5 years from the date of issuance. In addition, the Company has agreed to reimburse Citadel for its out of pocket costs with respect to the Stock Transaction, up to a maximum of $280,000.

     The Letter of Intent is non-binding on each of the companies and consummation of the Stock Transaction and the Reorganization is subject to certain conditions, including execution of definitive agreements, approval of the stockholders of the Company, delivery of written fairness opinions from the respective financial advisors and certain other standard and customary conditions. No stockholder approval is required with respect to Craig and Citadel. Craig, which owns approximately 52.5% of the Company's capital stock, has agreed to vote its shares in favor of the transactions, and, accordingly, the vote of no other Reading stockholder is required for approval of the transactions.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS:

          Due to the nature of the Company's historical business activities, revenues and earnings have varied significantly reflecting the results of real estate and other asset sales as well as the amount and timing of development activities. In addition, Reading International is acquiring properties and entering into leases for sites in Australia which it will develop into motion picture theaters. Until the theaters have been constructed and are placed in operation, Reading International will have no material revenues and can be expected to generate losses. Accordingly, period-to-period comparisons of operating results will not be indicative of future financial results. Cine Vista's business is seasonal and the results of Cine Vista included in the six-month period ended June 30, 1996 may not be indicative of Cine Vista's annual operating results.

          Revenues in the six-month period ended June 30, 1996 increased $2,317,000 to $10,686,000 from $8,369,000 in the corresponding six-month period last year. The increase was due primarily to a 21% increase in theater revenues recorded by Cine Vista (which increase resulted from higher box office revenues at existing theaters and the opening of a new 8-screen theater in late 1995) and the equity earnings of $1,433,000 from the Company's investment in Citadel (See
Note 4). These equity earnings include a nonrecurring gain on sale of real estate of $1,473,000 and nonrecurring income of $4,000,000 from the recognition for financial statement purposes of previously deferred proceeds from the bulk sale of loans by a previously owned subsidiary of Citadel. Revenues in the six-month period last year included a $425,000 litigation settlement.

          "Theater costs", "Theater concession costs" and "Depreciation and amortization" reflect the direct theater costs of Cine Vista's operations. These costs increased $1,343,000 from $5,888,000 in the six months ending June 30, 1995 to $7,231,000 in this year's six-month period due primarily to increased costs associated with higher revenues and the operating expenses associated with the opening of a new 8-screen theater in late 1995. Significant increases in the current six-month period include a $519,000 increase in film rent (a 2% increase as a percentage of box office revenues), an increase in concession costs of $54,000 (which costs remained constant as a percentage of concession revenues from the prior year), a $98,000 increase in contingent rent under facility leases and increased wage and salary expense (which amount remained constant as a percentage of sales).

          "General and administrative" expenses in the current six-month period remained consistent with the prior year six-month period.

          "Equity loss from investment in Australian joint venture" reflects the Company's 50% share of the initial general and administrative expenses in Australia and noncapitalized development expenditures relating to new theater site analysis and selection (See Note 5). The Company does not anticipate material revenues from Reading International during the next 12 months and therefore anticipates continuing losses during such period as new theaters are developed and operations initiated. The investment in and operating results of Reading International are reported under the equity method.

          The Company recorded AMT expense of $22,000 and $23,000 in the six months ended June 30, 1996 and 1995, respectively. Upon adoption of SFAS No. 109 in 1993, a deferred tax asset of $132,000 was recorded for the tax benefits which were determined by management to be more likely than not to be realized from the Company's net operating loss carryforwards. The Company recorded a $132,000 tax provision in the Condensed Consolidated Statement of Operations for the six months ended June 30, 1995 related to the realization of such tax benefits in that period.

          The Company recorded net income of $1,039,000 and net income of $322,000 for the six months ended June 30, 1996 and 1995, respectively.

          Revenues for the three months ended June 30, 1996 increased $1,440,000 to $6,001,000 from $4,561,000 compared with the three months ended June 30, 1995. The increase was due primarily to an increase in revenues from Cine Vista of $571,000 and the inclusion of $1,433,000 of equity earnings from the Citadel investment (See Note 4). These equity earnings include a nonrecurring gain on sale of real estate of $1,473,000 and nonrecurring income of $4,000,000 from the recognition for financial statement purposes of previously deferred proceeds from the bulk sale of loans by a previously owned subsidiary of Citadel. The increase in revenues in the current six-month period was offset somewhat by the inclusion of $425,000 received in the prior year quarter in settlement of certain litigation.

          "General and Administrative" expense decreased $149,000 from $1,066,000 in the corresponding three months period last year. The decrease was due mainly to lower professional fees.

LIQUIDITY AND CAPITAL RESOURCES:

          The Company has sufficient funding available to meet its current commitments. However, the Company believes that there are significant expansion opportunities in the cinema exhibition business and, that if it is to fully exploit the opportunities for growth in the exhibition business, the Company needs to increase its capital base and simplify the corporate structures which it has to date found necessary to utilize in pursuing such opportunities. Accordingly, the Stock Transaction (See Note 13) has been developed to achieve the goals of significantly increasing the Company's capital base while simultaneously simplifying its corporate structure. Pursuant to the terms of the Stock Transaction, the Company would receive 693,650 shares of Series B Preferred Stock of Stater Bros. Holdings, Inc. (aggregate par value $69,365,000), Craig's 50% membership interest in Reading International (increasing the Company's ownership to 100% of Reading International), 1,329,114 shares of the 3% Cumulative Voting Convertible Preferred Stock of Citadel (stated value of $5,250,000) and $7,000,000 in cash. In payment for the assets, the Company would issue common and preferred stock to Craig and Citadel. It is believed by the Company that the non-cash assets may be hypothecated or sold in order to significantly increase the Company's base of liquid funds for investment in the cinema exhibition business. Implementation of the Stock Transactions is dependent upon a shareholder vote, which vote will be secured at the Company's 1996 Annual Meeting of Shareholders. Craig currently owns approximately 52.5% of the Company's voting securities, and has agreed to vote its shares in favor of the Stock Transaction.

          In November 1995, the Company and Craig formed Reading International in order to make available additional capital and liquidity to develop other theater opportunities in Australia. Reading International is actively seeking properties to develop in Australia and has acquired two sites and has made deposits for several other real property purchases or leases. On March 29, 1996, the Company and Craig entered into a Capital Funding Agreement with respect to Reading International pursuant to which they agreed to increase the capital committed by the Company and Craig to Reading International from $10 million to approximately $103 million through a combination of cash contributions and secured capital funding undertakings (See Note 5). The Company and Craig each immediately contributed to Reading International $12,500,000 in cash and have undertaken to contribute up to an additional $37,500,000 on an as needed basis (the "Funding Commitment"). To secure the Funding Commitment, the Company pledged its interest in Cine Vista and certain government securities and Craig pledged its interest in Stater Brothers Holdings, Inc. The Company may substitute collateral for the Funding Commitment provided that the fair market value of the collateral substituted is equal to at least 125% of the unfunded Funding Commitment or, in the case of government or government agency securities, equal to 100% of the unfunded portion of the Funding Commitment. The Company has signed an agreement to acquire an 83.3% interest in the Angelika theater in Manhattan (See Note 4 and Note 13) for approximately $10,582,000. The Company anticipates closing of this transaction to occur in August 1996 at which time these funds would be disbursed. Cine Vista has three new theaters under development and is seeking additional theater sites in Puerto Rico.

          Cine Vista entered into a revolving credit agreement in December 1995 (the "Credit Agreement"). In accordance with the terms of the Credit Agreement, Cine Vista may borrow up to $15,000,000 to repay certain loans payable to a wholly-owned subsidiary of the Company and fund certain new theater development expenditures

(See Note 12). No amounts are presently outstanding under the Credit Agreement. The Company may use funds available under the Credit Agreement to fund its other theater development activities provided that a portion of such funds are utilized to fund certain Cine Vista development projects.

          On March 29, 1996, the Company purchased from Craig 1,564,473 shares of Citadel Common Stock for an aggregate purchase price of $3,324,505 (See Note
4). The Company paid Craig for the Citadel Common Stock with a five year unsecured promissory note which provides for the payment of interest at a rate equal to LIBOR plus 2.25%. In July 1996 the note together with accrued interest was repaid. The Company also acquired from Craig (for $50,000) a one year option to acquire, at fair market value, as determined by an investment banker selected by the parties, 1,329,114 shares of the 3% Cumulative Voting Convertible Preferred Stock, stated value $3.95 per share of Citadel and an option to acquire, under certain circumstances, a warrant to acquire 666,000 shares of Citadel Common Stock.

          In January 1996, the Company and the other parties agreed to settle litigation whereby the Company sought to recover certain environmental cleanup costs previously expended by the Company on properties it formerly owned. The agreement provides for the Company to receive payments totalling $2.35 million to recover these costs, which amount the Company anticipates receiving in 1996. The parties to the settlement also agreed to pay an amount ranging from 52% to 55% of certain future costs, if any, the Company may incur in cleaning environmental contamination on the Viaduct (See Note 10).

          Prior to the Company's reorganization, the Company had extensive railroad and related operations. Such operations may have contributed to environmental contamination of properties now owned by the Company, previously sold by the Company, or to which the Company, prior to its reorganization, sent waste. The ultimate extent of liabilities, if any, with respect to such matters, as well as the timing of cash disbursements, if any, cannot be determined. However, management is of the opinion, based on the information currently known, that while the ultimate liability resulting from such matters could have a material effect upon the results of operations in a given year, they will not have a material adverse effect upon the Company's financial position or liquidity.

          "Cash and cash equivalents" together with "Available-for-sale securities" decreased $11,709,000 from $44,189,000 at December 31, 1995 to $32,480,000 at June 30, 1996 due primarily to $12,888,000 in capital contributions to Reading International (See Note 5) and a decrease in "Accounts payable and accrued expenses" of $344,000. While not necessarily indicative of cash flows determined under generally accepted accounting principles, Cine Vista's operating cash flow (income before depreciation and amortization) totaled $983,000 in the six month period ended June 30, 1996 verses $1,029,000 in the prior year six month period. Current period Cine Vista operating cash flow includes $130,000 in additional rent expense recorded as a result of the settlement with a landlord (See Note 13). In addition to Cine Vista's operating cash flow, other significant sources of liquid funds during this period included "Interest and dividends" revenue of $1,076,000, a decrease in due from affiliate of $944,000 (related to the payment by Craig of amounts advanced by the Company on Craig's behalf for Reading International) and an increase of $484,000 in film rent payable.

          Principal sources of liquid funds in the prior year six-month period included $1,029,000 from Cine Vista's operating cash flow, $1,103,000 in "Interest and dividends" revenue and a decrease in insurance proceeds receivable of $514,000. In addition to operating expenses, the principal uses of liquid funds for the six months ended June 30, 1995, included a decrease in "Amounts receivable" of $338,000, a decrease in "Accounts payable and accrued expenses" of $316,000, a decrease in "Other liabilities" of $206,000 and $207,000 used to purchase property, plant and equipment for Cine Vista's operations.

          For accounting purposes, the acquisition will be accounted for under the purchase method and accordingly, the operating results of the Angelika will be included in the Condensed Consolidated Statement of Operation beginning with the date of settlement.

          In July 1996, the Company received $1,250,000 in full settlement of its claim against TPI Enterprises, Inc.

("TPI"). The matter related to the Company's 1993 offer to acquire from TPI a partnership interest in a partnership which operates motion picture exhibition theaters. This amount, net of related expenses, will be recorded as income in the Condensed Consolidated Statement of Operations for the three months ended September 30, 1996.

          Also in July 1996, the Company and the landlord of one of Cine Vista's theaters reached a preliminary understanding relating to a claim the landlord had asserted regarding the computation of rent (See Note 10). The agreement, when finalized will require the Company and TALP to pay $130,000 and $220,000, respectively to the landlord. The Company recorded $130,000 in the Condensed Consolidated Statement of Operations for the three months ended September 30, 1996 as an estimate of additional rent expense in relation to this matter and will record monthly rent expense to this landlord at a slightly higher amount than in periods prior to this agreement.

                          PART II - OTHER INFORMATION


ITEM 6.   EXHIBITS AND REPORTS ON FORM 8-K

(a)       Exhibits

          3.8    By-Laws of Registrant, as amended May 23, 1996.

          10.20 Service Deed between Australia Cinema Management Pty Limited and John Rochester dated May 7, 1996.

          10.21 Letter of Intent dated August 12, 1996 by and between Reading Company, Citadel Holding Corporation and Craig Corporation.

27        Financial Data Schedule

                                  SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                          READING COMPANY, REGISTRANT



Date:      August 14, 1996               By:   /s/ James A. Wunderle
      --------------------------            -----------------------------------
                                         James A. Wunderle
                                         Executive Vice President,
                                         Chief Operating Officer
                                         and Treasurer
                                         (Duly Authorized Officer and
                                         Principal Financial Officer)


Date:      August 14, 1996               By:   /s/ Eileen M. Mahady
      --------------------------            -----------------------------------
                                         Eileen M. Mahady
                                         Controller
                                         (Principal Accounting Officer)

                                                                   Exhibit J
-------------------------------------------------------------------------------
                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            ----------------------

                                   FORM 10-K

                                  (Mark One)

[X] ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF

    1934 For the fiscal year ended:  September 24, 1995

                                      OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934

                     For the transition from ____ to ____

                       Commission file number 001-13222
                                   ---------

                          STATER BROS. HOLDINGS INC.
            (Exact name of registrant as specified in its charter)

                  Delaware                               33-0350671
     -----------------------------------               --------------
        (State or other jurisdiction of      (IRS Employer Identification No.)
         incorporation or organization)


            21700 Barton Road
            Colton, California                              92324
        ---------------------------                    --------------
          (Address of principal                          (Zip Code)
            executive offices)


                                (909) 783-5000
                                --------------
                        Registrant's telephone number,
                              including area code

     Securities registered pursuant to Section 12(b) of the Act:
     None

     Securities registered pursuant to Section 12(g) of the Act:
     None

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No .
                                               --    --

     Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. Yes X No .
                --    --

     No voting stock of the registrant is held by non-affiliates of the registrant.

     Number of shares of the registrant's Common Stock, $.01 par value, outstanding as of September 24, 1995--Class A Common Stock - 50,000 shares; Common Stock - 50,000 shares.

     DOCUMENTS INCORPORATED BY REFERENCE

     None

                           STATER BROS. HOLDINGS INC.

                                   FORM 10-K

                               TABLE OF CONTENTS


                                     PART I
                                     ------
                                                                 Page Number
                                                                 -----------
Item 1    Business..................................................  3
Item 2    Properties................................................  7
Item 3    Legal Proceedings.........................................  8
Item 4    Submission of Matters to a Vote of Security Holders.......  9

                                    PART II
                                    -------
Item 5    Market for the Registrant's Common Equity and
                Related Stockholder Matters.........................  9
Item 6    Selected Financial Data..................................  10
Item 7    Management's Discussion and Analysis of Financial
                Condition and Results of Operations................  12
Item 8    Financial Statements and Supplementary Data..............  19
Item 9    Changes in and Disagreements with Accountants on
                Accounting and Financial Disclosure................  19

                                    PART III
                                    --------
Item 10    Directors and Executive Officers of the Registrant......  20
Item 11    Executive Compensation..................................  22
Item 12    Security Ownership of Certain Beneficial Owners
                 and Management....................................  24
Item 13    Certain Relationships and Related Transactions..........  25

                                    PART IV
                                    -------
Item 14     Exhibits, Financial Statement Schedules and
                  Reports on Form 8-K..............................  27

            Signatures.............................................  30

                                    PART I
                                    ------

Item 1.  Business


General

Stater Bros. Holdings Inc. was incorporated in Delaware in 1989 and together with its wholly-owned subsidiaries, Stater Bros. Markets and Stater Bros. Development, Inc., (collectively "Stater Bros." or the "Company") were founded in 1936 when the first Stater Bros. Market opened in Yucaipa, California. The Company is a leading supermarket chain in Southern California, operating 110 supermarkets in the Inland Empire Region of Southern California.

The Company has grown, primarily by constructing supermarkets in its primary trading areas and through the enlargement of existing supermarkets. The Company offers its customers a high level of customer service, broad selections of grocery, meat, produce, liquor and general merchandise. All of the Company's supermarkets have full-service meat departments and many of the supermarkets have service delicatessens and service bakery departments. All of the Company's supermarkets have expanded selections of produce merchandise.

The Company utilizes a central warehouse and distribution facility which provides the Company's supermarkets with approximately 80% of the merchandise they offer for sale. The Company's warehouse and distribution facilities encompass approximately 955,000 square feet and include a 118,000 square foot modern produce facility that was constructed in 1989 as well as facilities for grocery, meat, frozen foods, health and beauty aids and bakery products.

Ownership of the Company

The Company has two shareholders and two classes of common stock issued and outstanding; 50,000 shares of Common Stock which are entitled to one vote per share are held by Craig Corporation ("Craig") and 50,000 shares of Class A Common Stock which are entitled to 1.1 votes per share are held by La Cadena Investments ("La Cadena"). Accordingly, approximately 52% of the voting power of the Company is held by La Cadena. La Cadena is a California General Partnership whose partners include three members of senior management of the Company, including Jack H. Brown, Chairman of the Board, President and Chief Executive Officer of the Company. Mr. Brown has a majority interest in La Cadena and is the managing general partner with the power to vote the shares of the Company held by La Cadena.

Recapitalization Transaction

In March 1994, the Company completed a Recapitalization Transaction (the "Recapitalization") which transferred effective voting control of the Company to La Cadena, reclassified the Company's outstanding equity, provided for certain cash payments and distributions to Craig and provided the Company with an option to acquire Craig's remaining equity in Stater Bros. Holdings Inc. The Recapitalization Transaction was funded through an offering of $165.0 million of 11% Senior Notes due 2001 (the "Initial Notes") under Rule 144A of the Securities Act of 1933, as amended. Proceeds from the Initial Notes were used to
(a) repay $75.5 million of 9.8% Senior Notes, together with a prepayment premium, (b) repay outstanding bank loans and mortgages of approximately $12.0 million, (c) repay an outstanding capital expenditure revolving credit facility of $9.0 million, (d) fund a $5.0 million five-year consulting agreement and covenant not to compete with Craig, (e) fund a payment of $14.6 million to purchase an option to acquire Craig's remaining interest in the Company, (f) pay $20.0 million in dividends on the Company's Common Stock (held by Craig) and (g) pay fees and expenses associated with the Recapitalization.

In August of 1994, all of the Initial Notes were exchanged for a like amount of New Notes which are listed and trade on the American Stock Exchange.

Business Strategy

Store Profile and Locations

The Company's existing supermarkets have well-established locations and low overhead expenses, including fixed rent payments in most stores. In addition, the Company believes that its existing supermarkets are well-maintained and generally require capital expenditures only for customary maintenance. An average Stater Bros. supermarket is approximately 28,700 square feet, while newly constructed Stater Bros. supermarkets range from approximately 35,300 to 40,600 square feet. Stater Bros. supermarkets typically utilize approximately 72% of total square feet for retail selling space. The Company operates its supermarkets with minimal back-room storage space because of the close proximity of its distribution facility to its store locations. Generally, all Stater Bros. supermarkets are similarly designed and stocked thereby allowing Stater Bros. customers to find items easily in any of the Company's supermarkets.

Substantially all of the Company's 110 supermarkets are located in neighborhood shopping centers in well-populated residential areas. The Company endeavors to locate its supermarkets in growing areas that will be convenient to potential customers and will accommodate future expansion.

Management actively pursues the acquisition of sites for new supermarkets. In an effort to determine sales potential, new supermarket sites are carefully researched and analyzed by management for population shifts, zoning changes, traffic patterns, nearby new construction and competitive locations. Stater Bros. works with developers to attain the Company's criteria for potential supermarket sites, and to insure adequate parking and a complementary co-tenant mix.

Store Expansion and Remodeling

The Company has historically focused its expansion in the Inland Empire. Such expansion has been accomplished through improving and remodeling existing stores and constructing new supermarkets rather than by acquiring other supermarket operations. The number of supermarkets operated by the Company has grown from 82 in September 1979 to 110 as of September 24, 1995. The Company intends to continue to expand its existing supermarket operations by enlarging and remodeling existing supermarkets and constructing new supermarkets. The Company may also make selective acquisitions of existing supermarkets within the Inland Empire, if such opportunities arise.

The Company monitors sales and profitability of its operations on a store-by-store basis and enlarges, remodels or replaces stores in light of their performance and management's assessment of their future potential.
Approximately 60% of the Company's supermarkets have been either newly constructed or remodeled within the last five years. Minor remodels usually include new fixtures, a change in decor, and the addition of one or more specialty service departments such as a delicatessen or bakery. Major remodels typically involve more extensive refurbishment of the store's interior and often increase the retail selling space per store. Expansions entail enlargement of the store building. The primary objectives of remodelings and expansions are to improve the attractiveness of supermarkets, increase sales of higher margin product categories and, where feasible, to increase selling area. The Company conducts all of its new construction and remodeling through its wholly-owned subsidiary, Stater Bros. Development, Inc., which serves as the general contractor for all Company construction projects.

Store Expansion and Remodeling (contd.)

The following table sets forth certain statistical information with respect to the Company's supermarket expansion and remodeling for the periods indicated.

                                             Fiscal Year Ended
                            ---------------------------------------------------
                            Sept. 29,  Sept. 27,  Sept. 26,  Sept. 25, Sept. 24,
                              1991       1992       1993       1994      1995
                            ---------  ---------  ---------  --------  --------
Number of supermarkets:
 Opened....................      5          4          2         3         0
 Closed/Replaced...........      1          3          -         1         1
 Total at end of year......    106        107        109       111       110
 Minor Remodel.............     13         10         10         4         8
 Major Remodel.............      1          -          -         -         -
 Expansion.................      -          -          -         -         1

Beyond 1995, the Company plans to open approximately two to four new stores per year, based upon a number of factors, including customer demand, market conditions, profitability, costs of opening, and availability of financing for such new stores. The Company's plans with respect to major and minor remodels, expansion and new construction are reviewed continually and are revised, if appropriate, to take advantage of marketing opportunities. The Company finances its new store construction primarily from cash provided by operating activities and short-term borrowings under its credit facilities. Long-term financing of new stores generally will be obtained through either sale/leaseback transactions or secured long-term financings. However, no assurances can be made as to the availability of such financings.

Warehouse and Distribution Facilities

The Company's warehouse and distribution facilities and administrative offices are located in Colton, California, and encompass approximately 955,000 square feet. The facilities include warehouses for grocery, produce and deli products, meats and frozen products, health and beauty aids and bakery merchandise. Management believes that its existing warehouse and distribution facilities are adequate to meet its currently identified expansion plans. Approximately 80% of the products offered for sale in the Company's supermarkets are processed through the Company's warehouse and distribution facilities.

The Company's warehouse and distribution facilities are centrally located and are an average distance of approximately 30 miles from its supermarkets. Most stores can be reached without using the most congested portions of the Southern California freeway system.

The Company's transportation fleet consists of modern well-maintained vehicles. As of September 24, 1995, the Company operated approximately 92 tractors and 261 trailers, approximately 31% of which were leased by the Company. The Company also operates a fuel and repair terminal at the Colton distribution facility.

Purchasing and Marketing

The Company uses an Everyday Low Price ("EDLP") format as an integral part of its purchasing and marketing strategy to provide its customers with the best overall supermarket value in its primary market areas. The Company supplements its everyday low price structure with chain-wide temporary price reductions on selected food and non-food merchandise. The geographic location of the Company's supermarkets allows it to reach its target consumers through a variety of media and the Company aggressively advertises its everyday low prices through local and regional newspapers, direct mail and printed circulars as well as advertisements on radio and television.

Purchasing and Marketing (contd.)

A key factor in the Company's business strategy is to provide its customers with a variety of quality brand-name merchandise as well as alternative selections of high-quality private label and generic brands of merchandise. To meet the needs of customers, most supermarkets are stocked with approximately 35,000 items.
The Company places particular emphasis on the freshness and quality of its meat and produce merchandise and maintains high standards for these perishables by processing and distributing the merchandise through its perishable warehouses and distribution facilities.

Retail Operations

The Company's supermarkets are well maintained, have sufficient off-street parking and generally are open from 7:00 a.m. until 10:00 p.m. or 11:00 p.m., seven days a week, including all holidays with the exception of Christmas Day. Because Stater Bros. operates all its supermarkets under a single format, management believes it is able to achieve certain operating economies.

   Store Management. Each of the Company's supermarkets is managed by a store manager and an assistant manager, each of whom receives a base salary and may receive a bonus based on the individual supermarket's overall performance and management of labor costs within the supermarket. The store manager and assistant manager are supported by their store management staff who have the training and skills necessary to provide proper customer service, operate the store and manage personnel in each department. Additionally, the store manager is supported by individual department managers for grocery, meat, produce, and where applicable, bakeries and delicatessens. Store managers report to one of six district managers, each of whom is responsible for an average of 18 supermarkets.

   Customer Service. The Company considers customer service and customer confidence to be critical to the success of its business strategy. This strategy, to provide courteous and efficient customer service through specific programs and training, is a focus of the executive officers and is implemented at all levels of employees. The Company maintains an intensive checker training school to train prospective checkers and to provide a refresher program for existing checkers. All of the Company's supermarkets provide customers with purchase carry-out service and have express check-out lanes for purchases of 10 items or less.

Management Information Systems

The Company's management information systems and point-of-sale scanning technology reduce the labor costs attributable to product pricing and customer check-out, and provide management with information that facilitates purchasing, receiving and management of inventory and accounts payable. The Company has point-of-sale scanning checkout technology in all of its stores. All stores use electronic systems for employee time and attendance records and inventory ordering.

Approximately one-half of the Company's supermarkets currently utilize electronic labor scheduling, which assists store management in developing a more efficient and customer-sensitive work schedule.

Employees

The Company has approximately 8,300 employees, approximately 500 of whom are management and administrative employees and approximately 7,800 of whom are hourly employees. Approximately 68% of the Company's employees work part-time. Substantially all of the Company's hourly employees are members of either the Retail Clerks, Meatcutters or Teamsters labor unions and are represented by several different collective bargaining agreements. The Company's collective bargaining agreements, with the Meatcutters and Retail Clerks, which covers the largest number of employees, were renewed in October 1995 and expire in October 1999. The Teamsters collective bargaining agreement was renewed in September 1994 and expires in 1998.

Employees (contd.)

The Company values its employees and believes its relationship with them is good and that employee loyalty and enthusiasm are key elements of its operating performance.

Competition

The Company operates in a highly competitive industry characterized by narrow profit margins. Competitive factors include price, quality and variety of products, customer service, and store location and condition. The Company believes that its competitive strengths include its specialty services, everyday low prices, breadth of product selection, high product quality, one-stop shopping convenience, attention to customer service, convenient store locations and a long history of community involvement.

Given the wide assortment of products it offers, the Company competes with various types of retailers, including local, regional and national supermarket retailers, convenience stores, retail drug stores, national general merchandisers and discount retailers, membership clubs and warehouse stores. The Company's primary competitors include Lucky, Vons, Hughes, Albertson's, Ralphs, Smith's Food & Drug and a number of independent supermarket operators.

Government Regulation

The Company is subject to regulation by a variety of governmental authorities, including federal, state and local agencies that regulate trade practices, building standards, labor, health, safety and environmental matters and regulate the distribution and sale of alcoholic beverages, tobacco products, milk and other agricultural products and other food items.

Environmental

Environmental remediation costs incurred over the past five years have been approximately $100,000 in the aggregate including remediation costs of approximately $30,000 in 1994 and $8,000 in 1995. Management believes that any such future remediation costs will not have an adverse material effect on the financial condition or results of operations of the Company.



Item 2.  Properties


The Company leases its warehouse and distribution facilities located in Colton, California, and management believes that its warehouse and distribution facilities are well maintained and are adequate to serve the currently identified expansion plans of the Company. The following schedule presents the Company's warehouse and distribution facilities by product classification and the size of each such facility as of September 24, 1995.

                                            Square
Facility                                     Feet
--------                                    -------
      Grocery.............................  416,000
      Forward-buy grocery.................  175,000
      Produce/deli........................  118,000
      Meat/frozen.........................  116,000
      Health and beauty aids..............   35,000
      Bakery..............................   21,000
      Support and administrative offices..   74,000
                                            -------
         Total............................  955,000
                                            =======

Item 2.  Properties (contd.)


The Company owns 31 of its supermarkets and leases the remaining 79 supermarkets. Management believes that its supermarkets are well maintained and adequately meet the expectations of its customers. The Company operates 110 supermarkets in the Southern California counties of San Bernardino, Riverside, Orange, Los Angeles and Kern. The following schedule reflects the Company's store counts by size, county, and the number of stores that are either leased or owned as of September 24, 1995.

                        No. of Stores                   Total Square Feet
                  -------------------------   -----------------------------------------

                                              Under   25,000-   30,001-  35,001-  40,001-
County              Total    Owned   Leased   25,000  30,000    35,000   40,000   45,000
----------------  -------  -------  -------  -------  ------    ------   ------  -------
San Bernardino..       45       13       32        6      18         7       11       3
Riverside.......       35       10       25       10      14         5        5       1
Orange..........       14        5        9        3      10         -        1       -
Los Angeles.....       14        2       12        3      10         -        1       -
Kern............        2        1        1        -       -         1        1       -
                  -------  -------  -------  -------  ------    ------   ------  ------

Total...........      110       31       79       22      52        13       19       4
                  =======  =======  =======  =======  ======    ======   ======  ======

Item 3.  Legal Proceedings


In the ordinary course of its business, the Company is party to various legal actions which the Company believes are incidental to the operation of the business of the Company and its subsidiaries. The Company has recorded reserves for loss contingencies based on the specific circumstances of each case. Such reserves are recorded when the occurrence of loss is probable and can be reasonably estimated. The Company believes that the outcome of such legal proceedings to which the Company is currently a party will not have a material adverse effect upon its results of operations or its consolidated financial condition.

On May 2, 1993, the Company was named as a defendant along with all of the other major supermarket chains located in the Los Angeles County area in a class action complaint filed in the California Superior Court in Los Angeles, California, alleging among other things that the milk pricing policies of each of the defendants violate certain antitrust laws and regulations under California law. In this class action lawsuit, Barela et al. v. Ralphs Grocery Co. et al., plaintiffs seek unspecified damages. The principal allegations of the complaint are that milk prices of the defendants operating in the Los Angeles County area are higher than milk prices for the same products in the San Francisco Bay area and that the prices for such products in Los Angeles County are higher than the prices charged in Riverside and San Bernardino counties. Because the Company does not conduct business in the San Francisco Bay area and its prices for milk are generally consistent throughout all of its supermarkets in the Los Angeles County area and Riverside and San Bernardino counties, the Company believes the claim is without merit with respect to the Company and the Company intends to vigorously defend such litigation. The Company believes that the ultimate outcome of this litigation will not have a material adverse effect on the Company's results of operations or its consolidated financial condition.

Environmental Matters

Environmental remediation costs incurred during the last five years have been approximately $100,000 in the aggregate including remediation costs of approximately $30,000 in 1994 and $8,000 in 1995. Management believes that any such future remediation costs will not have an adverse material effect on the financial condition or results of operations of the Company.

Item 4.  Submission of Matters to a Vote of Security Holders


                                      None



                                    PART II
                                    -------

Item 5.    Market for the Registrant's Common Equity and
           Related Stockholder Matters


   (a)  Market Information
There is no established public trading market for the Company's common equity.

   (b)  Holders
The Company has two classes of common equity and two stockholders, Craig Corporation and La Cadena Investments. Craig Corporation is the beneficial owner of 50,000 shares of the Company's Common Stock and La Cadena Investments holds 50,000 shares of the Company's Class A Common Stock.

   (c)  Dividends
The Company has from time to time and in the ordinary course of business, paid dividends on its common equity. In March 1994, the Company declared a dividend of $400 per share of Common Stock payable to holders of record on the day following the completion of the Recapitalization Transaction. Accordingly, a dividend of $20.0 million was paid to Craig Corporation in March 1994. No dividends were paid in fiscal 1995 and the Company does not intend to pay dividends on its common equity in the foreseeable future.

Item 6.  Selected Financial Data


The following table sets forth historical financial data derived from the audited financial statements of the Company as of and for the fiscal years ended September 29, 1991, September 27, 1992, September 26, 1993, September 25, 1994 and September 24, 1995. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations", the Consolidated Financial Statements of the Company and related notes thereto contained elsewhere herein. The information included in "Other Operating and Financial Data" and "Store Data" is unaudited.

                                                                   Fiscal Years Ended
                                       -----------------------------------------------------------------------
                                            Sept. 29,        Sept. 27,    Sept. 26,    Sept. 25,    Sept. 24,
                                              1991             1992         1993         1994         1995
                                       -------------------  -----------  -----------  -----------  -----------
                                              (In thousands of dollars except per share and store data)
Statement of Earnings Data:
Sales................................          $1,514,713   $1,539,758   $1,526,002   $1,539,717   $1,579,895
Cost of goods sold...................           1,189,958    1,201,067    1,195,399    1,199,794    1,227,355
                                               ----------   ----------   ----------   ----------   ----------
Gross profit.........................             324,755      338,691      330,603      339,923      352,540
Selling, general and administrative
 expenses............................             292,417      302,547      300,826      297,474      308,332
Depreciation and amortization........               8,491        9,230        9,910       11,656       11,756
Consulting fees/(1)/.................               8,000        4,400            -          830        1,500
                                               ----------   ----------   ----------   ----------   ----------
Total operating expenses.............             308,908      316,177      310,736      309,960      321,588
                                               ----------   ----------   ----------   ----------   ----------
Operating Profit.....................              15,847       22,514       19,867       29,963       30,952
Interest and other income............                 535          454          436          775        1,049
Interest expense.....................              (9,628)      (9,901)     (10,292)     (15,501)     (20,076)
Equity in earnings (loss) from
 unconsolidated affiliate............                 901          296          107         (592)        (980)
                                               ----------   ----------   ----------   ----------   ----------
Income before income taxes,
 extraordinary charge and
 cumulative effect of a change
 in accounting for income taxes......               7,655       13,363       10,118       14,645       10,945
Income taxes.........................               3,936        5,616        4,426        5,856        4,218
                                               ----------   ----------   ----------   ----------   ----------
Income before extraordinary charge
 and cumulative effect of a change
 in accounting for income taxes......               3,719        7,747        5,692        8,789        6,727
Extraordinary (charge)/(2)/..........                   -       (1,470)           -       (8,036)           -
Cumulative effect of a change in
 accounting for income taxes/(5)/....                   -            -            -          372            -
                                               ----------   ----------   ----------   ----------   ----------
Net income...........................               3,719        6,277        5,692        1,125        6,727
Preferred dividends..................               1,184          553          323          327            -
                                               ----------   ----------   ----------   ----------   ----------
Income available to common
 stockholders........................          $    2,535   $    5,724   $    5,369   $      798   $    6,727
                                               ==========   ==========   ==========   ==========   ==========
Earnings per common share before
 extraordinary charge and
 cumulative effect of a change
 in accounting for income taxes......              $25.35       $71.94       $53.69       $84.62       $67.27
Earnings per common share............              $25.35       $57.24       $53.69        $7.98       $67.27

                                                (footnotes on following page)

Item 6.  Selected Financial Data (contd.)

                                                                         Fiscal Years Ended
                                                   ---------------------------------------------------------------
                                                    Sept. 29,     Sept. 27,    Sept. 26,    Sept. 25,   Sept. 24,
                                                      1991          1992         1993        1994         1995
                                                   ----------   -----------  -----------  -----------  ----------
                                                     (In thousands of dollars except per share and store data)
Balance Sheet Data (end of fiscal year):
Working capital...........................            $  8,095    $ 25,947     $ 21,596     $ 41,422     $ 45,014
Total assets..............................             244,185     262,887      264,484      306,489      314,082
Long-term notes and mortgages
 payable..................................              66,466      89,750       87,576      165,000      165,000
Long-term capitalized lease
 obligations..............................              15,091      11,893       10,456        9,187        8,099
Other long-term liabilities...............               8,200      13,014       15,736       15,765       13,772
Series A Preferred Stock..................               5,870       1,600        3,600            -            -
Common stockholders' equity...............              29,607      35,333       40,702        6,851       13,578
Dividends declared per share:
 Common Stock.............................                   -           -            -          400            -
 Class A Common Stock.....................                   -           -            -            -            -

Other Operating and Financial Data:
Sales increases (decreases):
 Total stores.............................                3.8%        1.7%        (0.9%)        0.9%         2.6%
 Like stores..............................                2.9%       (2.0%)       (1.9%)       (0.7%)        1.2%
EBITDA/(3)/...............................            $ 25,774    $ 32,494     $ 30,320     $ 45,802     $ 42,777
Operating profit..........................            $ 15,847    $ 22,514     $ 19,867     $ 29,963     $ 30,952
Ratio of earnings to fixed charges/(4)/...               1.14x       1.47x        1.36x        1.47x        1.36x
Gross profits as a percentage
 of sales.................................              21.44%      22.00%       21.66%       22.08%       22.31%
Selling, general and administrative
 expenses as a percentage of sales........              19.30%      19.65%       19.71%       19.32%       19.52%

Store Data:
Number of stores (at end of
 fiscal year).............................                 106         107          109          111          110
Average sales per store (000s)............            $ 14,565    $ 14,458     $ 14,130     $ 13,997     $ 14,298
Average store size:
 Total square feet........................              27,747      28,079       28,309       28,617       28,717
 Selling square feet......................              20,131      20,323       20,484       20,708       20,773
Total square feet (at end of
 fiscal year) (000s)......................               2,941       3,004        3,086        3,177        3,159
Total selling square feet (at end
 of fiscal year) (000s)...................               2,134       2,175        2,233        2,299        2,285
Sales per average total sq. ft............                $528        $518         $501         $492         $499
Sales per average selling sq ft...........                $727        $715         $692         $680         $689

  (1) Consulting fees were paid pursuant to consulting agreements between the Company and La Cadena and Craig under which La Cadena and Craig provided consultation and advice to the Company in connection with general business, financial, management, real estate acquisition and development, and product diversification matters.

                                     (footnotes continued on following page)

Item 6.  Selected Financial Data (contd.)


  (2) Extraordinary charges in 1992 and 1994 represent the after-tax charge from the early retirement of debt.

  (3) EBITDA represents earnings before extraordinary charge, interest expense, depreciation and amortization, standstill fees and income tax expense.
      The Company has included information concerning EBITDA here as it is relevant for covenant analysis under the Notes and because it is used by certain investors as a measure of a company's ability to service its debt. EBITDA should not be used as an alternative to, or be construed as more meaningful than, operating profit or cash flows as an indicator of the Company's operating performance.

  (4) For the purpose of determining the ratio of earnings to fixed charges, earnings consist of income before income taxes and the extraordinary charge, amortization of previously capitalized interest and undistributed earnings or loss from less than 50% owned subsidiaries and includes fixed charges. Fixed charges consist of interest expense whether expensed or capitalized, amortization of deferred debt expense, preferred stock dividends adjusted to represent pretax earnings requirements and such portion of rental expense as can be deemed by management to be representative of the interest factor in the particular case.

  (5) The Company adopted SFAS No. 109 ("Accounting for Income Taxes") effective at the beginning of fiscal 1994 as a cumulative effect of a change in accounting principle.

  (6) Certain amounts in prior periods have been reclassified to conform to the current period financial statement presentation.



Item 7.  Management's Discussion and Analysis of Financial
         Condition and Results of Operations


Comparisons between the 1993, 1994 and 1995 fiscal years are difficult due to the Recapitalization Transaction (the "Recapitalization") the Company entered into on March 8, 1994. The Recapitalization Transaction consisted of a series of transactions that included incurring $165.0 million in new debt, the proceeds of which were primarily used to retire certain outstanding debt together with a prepayment premium, pay a dividend to holders of the Company's Common Stock, fund covenant not to compete provisions included in a Consulting Agreement and to acquire an option to purchase securities of the Company held by a stockholder.

Results of Operation

The following table sets forth certain income statement components expressed as a percent of sales for the 52 week fiscal years ended September 26, 1993, September 25, 1994 and September 24, 1995.

                                      Fiscal Years Ended
                                   -------------------------
                                    1993     1994     1995
                                   -------  -------  -------
Sales                              100.00%  100.00%  100.00%
Gross Profit                        21.66    22.08    22.31
Selling, general and
 administrative expense             19.71    19.32    19.52
Depreciation and amortization         .65      .76      .74
Consulting expense                      -      .05      .09
Other (income) (net)                 (.03)    (.01)       -
Interest expense                      .67     1.01     1.27
Earnings before income taxes,
 cumulative effect of a change
 in accounting for income taxes
 and extraordinary loss               .66%     .95%     .69%

Results of Operation (contd.)

Total sales amounted to $1.580 billion in 1995 compared to $1.540 billion in 1994 and $1.526 billion in 1993. Like store sales increased 1.2% in fiscal 1995 compared to decreases of .7% and 1.9% in fiscals 1994 and 1993, respectively. The increase in like store sales in fiscal 1995 compared to decreases in like store sales in fiscal years 1994 and 1993 is due to many factors including decreases in competitor store openings, slight improvements in the Southern California economy and favorable customer response to the Company's introduction of prepackaged gourmet vegetables and fresh cut flowers.

Gross profits increased to $352.5 million or 22.31% of sales in 1995 compared to $339.9 million or 22.08% of sales in 1994 and $330.6 million or 21.66% of sales in 1993. The increase in gross profits, as a percent of sales in fiscal years 1995 and 1994 was due to increased efficiencies in the Company's warehousing and transportation departments, the introduction of higher gross margin products such as prepackaged gourmet vegetables and fresh cut flowers and a decrease in the number of competitive new store openings when compared to prior years.

Operating expenses include selling, general and administrative expenses, depreciation and amortization, and consulting fees expenses. For fiscal 1995, selling, general and administrative expenses were $308.3 million or 19.52% of sales. For fiscal 1994, selling, general and administrative expenses decreased to $297.5 million or 19.32% of sales compared to $300.8 million or 19.71% of sales in 1993. Selling and general and administrative expenses in 1995 reflect reductions in expense categories such as workers' compensation and general liability self-insurance expenses of $2.8 million, which was offset by increases in direct labor, store supplies and advertising expenses. Additional expenses were incurred in 1995 to operate the new stores opened in June and August of fiscal 1994. Selling, general and administrative expenses for 1994 included certain non-recurring expenses including a $4.0 million standstill fee (paid in conjunction with the Recapitalization Transaction) and a one-time payment of $3.4 million to members of the Retail Clerks collective bargaining unit. Such non-recurring expenses in 1994 were partially offset by a non-recurring reduction in employer contributions to a collective bargaining unit health and welfare benefits trust of $13.6 million.

Depreciation and amortization expenses amounted to $11.8 million in 1995, $11.7 million in 1994 and $9.9 million in 1993 and includes amortization of $1.0 million in 1995 and $558,000 in 1994 from a $5.0 million prepaid five-year covenant not to compete included in a Consulting Agreement between the Company and Craig, which became effective March 8, 1994 as part of the Recapitalization Transaction.

Since January 1, 1989, the Company has entered into various consulting agreements with its stockholders, La Cadena and Craig, that required them to provide consultation and advice to the Company in connection with general business, financial, management consulting, real estate acquisition and development, and product diversification matters. In February 1992, the Company entered into consulting agreements with its stockholders which terminated on September 26, 1993. Throughout 1993, the stockholders were negotiating with each other and with the Company with respect to the Recapitalization. During this period, consulting services rendered were de minimis and accordingly it was determined during the third quarter of 1993, that no fees were payable under the terms of the consulting agreement for fiscal 1993. In March 1994, the Company entered into a new five-year consulting agreement with Craig Corporation, whereby the Company will pay Craig $1.5 million per year (payable quarterly in arrears) and Craig will provide the Company with consultation and advice in connection with general business issues, financial management consulting, real estate acquisition and development and product diversification matters. Consulting fees expense amounted to $1.5 million in 1995 and $830,000 in 1994.

Results of Operation (contd.)

Operating profits increased to $31.0 million or 1.96% of sales in 1995 compared to $30.0 million or 1.95% of sales in 1994 and amounted to $19.9 million or 1.30% of sales in 1993.

Interest expense amounted to $20.1 million, $15.5 million and $10.3 million for the 1995, 1994 and 1993 fiscal years, respectively. The increase in interest expense in 1995, when compared to 1994, and the increase in interest expense in 1994, when compared to 1993, is due to additional debt incurred in March 1994 to facilitate the Recapitalization Transaction. Such debt was outstanding during all of fiscal 1995 and was outstanding since March 8, 1994 in fiscal 1994. Interest expense includes amortization of fees and expenses incurred to acquire debt of $1.2 million and $721,000, respectively for 1995 and 1994.

Income before income taxes and the cumulative effect of a change in accounting for income taxes and extraordinary loss amounted to $10.9 million, $14.6 million and $10.1 million for the 1995, 1994 and 1993 fiscal years, respectively.

Income before the cumulative effect of a change in accounting for income taxes and extraordinary item for the 1995, 1994 and 1993 fiscal years amounted to $6.7 million or .43% of sales, $8.8 million or .57% of sales and $5.7 million or .37% of sales, respectively.

Effective the beginning of fiscal 1994, the Company adopted Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" and realized a gain of $.4 million from the cumulative effect of a change in accounting for income taxes.

In connection with the March 8, 1994 Recapitalization, the Company entered into a series of transactions that included the sale of $165.0 million of 11% Senior Notes due 2001, the early retirement of the outstanding 9.8% Senior Notes due 2001 and certain bank financings. The early retirement of debt resulted in an after tax extraordinary charge to earnings of $8.0 million in the Company's 1994 second quarter.

Net income amounted to $6.7 million in 1995, $1.1 million in 1994 and $5.7 million in 1993.


Liquidity and Capital Resources

The Company historically has funded its daily cash flow requirements through funds generated from operations and from borrowings from short-term revolving credit facilities. The Company's credit agreement consists of a revolving credit facility for working capital of $11.0 million, which was available at September 24, 1995 and a standby letter of credit facility with a maximum availability of $28.0 million, of which $8.9 million was available at September 24, 1995. Such standby letter of credit facility is maintained pursuant to the Company's workers' compensation and general liability self-insurance requirements.

The Company had no short-term borrowings outstanding at year end 1995 and 1994 compared to $9,000,000 in 1993. The average daily amount of short-term borrowings outstanding was $10,563,000, $5,420,000 and $129,000 in 1993, 1994
and 1995, respectively. The weighted average interest rates during the periods were 4.98%, 4.40% and 9.68% in 1993, 1994 and 1995, respectively.

Working capital amounted to $45.0 million at September 24, 1995, $41.4 million at September 25, 1994 and $21.6 million at September 26, 1993, and the Company's current ratios were 1:40:1, 1.38:1 and 1.20:1, respectively. Fluctuations in working capital and current ratios are not unusual in the industry.

Net cash provided by operating activities amounted to $18.9 million, $18.6 million and $9.5 million for fiscal years 1995, 1994 and 1993, respectively. Fluctuations in operating assets and liabilities are not unusual in the supermarket industry. Net cash provided by operating activities in

1994 included certain components of the Recapitalization Transaction in the

Liquidity and Capital Resources (contd.)

changes of operating assets and liabilities. The increase in other assets in 1994 included approximately $8.0 million of fees and expenses incurred to issue debt and $5.0 million from the prepayment of a five-year covenant not to compete included in the Consulting Agreement with Craig.

Net cash used in financing activities in fiscal year 1995 amounted to $1.2 million. Net cash provided by financing activities in fiscal years 1994 and 1993 amounted to $15.6 million and $3.1 million, respectively. Net cash used in financing activities in 1995 reduced amounts due under capitalized lease obligations by $1.2 million. During March 1994, the Company completed the Recapitalization which included proceeds from the sale of $165.0 million of 11% Senior Notes due 2001. Such proceeds were used to fund the early retirement of $75.5 million of 9.8% Senior Notes due 2001, the early retirement of secured financings of $12.2 million, the prepayment of $9.0 million of capital expenditure financing, the prepayment premiums from the early retirement of debt of $12.9 million and the redemption of $3.6 million of the Company's Series A Preferred Stock. In addition, the 1994 debt offering proceeds were used to pay a dividend on the Company's Common Stock of $20.0 million and $14.7 million of the proceeds were used to acquire an option to purchase the equity interest in the Company held by Craig. Net cash provided by financing activities in 1993 consisted primarily of increases in short-term borrowings used to finance the 1993 new store construction costs.

Net cash used in investing activities for the 1995, 1994 and 1993 fiscal years, amounted to $12.7 million, $14.4 million and $16.7 million, respectively. The difference in net cash used in investing activities between the comparable periods in 1995, 1994 and 1993 is due to the Company's capital expenditures during such periods, net of proceeds from asset dispositions. Capital expenditures amounted to $13.2 million in 1995, $19.4 million in 1994 and $17.2 million in 1993. During fiscal 1994, and in conjunction with the Recapitalization Transaction, the Company paid Craig $4.0 million in the form of Craig Common Stock held by the Company for investment purposes in accordance with the terms of a certain Standstill Agreement between the Company and Craig.

Capital expenditures for fiscal 1995 included supermarket minor remodels, the acquisition and installation of technology and equipment required to implement the Stater Express choice of payment system and the completion of a supermarket major remodel and expansion. The Stater Express system is a combined supermarket technology platform that includes enhanced systems for check verification and acceptance and alternative pay choices such as VISA, MasterCard, American Express and direct debit bank cards issued by most nationally recognized financial institutions. Management believes the Stater Express system will help the Company reduce its bad check expense while providing customers with alternative methods of payment. Stater Express was installed in each of the Company's supermarkets during fiscal 1995. The Stater Express mark is an intellectual property of Stater Bros. Markets.

During the 1994 fiscal year, the Company opened three new stores, one of which replaced a smaller and less efficient store. The new stores opened in 1994 are located in the Company's primary trading area.

Capital expenditures in 1995 and 1994 were financed primarily from cash provided by operating activities.

Management believes that operating cash flow, supplemented by capital expenditures financings obtained through capital and operating leases, will be sufficient to meet the Company's currently identified operating needs and scheduled capital expenditures. However, there can be no assurance that such lease financings will be available to the Company.

The Company operated 110 supermarkets at September 24, 1995, 111 supermarkets at September 25, 1994 and 109 supermarkets at September 26, 1993.

Liquidity and Capital Resources (contd.)

The Company's supermarkets had 3.2 million total retail square feet at September 24, 1995 and September 25, 1994 and 3.1 million total retail square feet at September 26, 1993.

   The Bank Facilities

Stater Bros. Markets and Bank of America National Trust and Savings Association (the "Bank") have entered into a credit agreement (as amended) whereby the Bank provides Stater Bros. Markets with a revolving operating line of credit (the "Operating Facility") with a maximum availability of $11.0 million and a revolving letter of credit facility (the "LC Facility") with a maximum availability of $28.0 million (collectively, the "Bank Facilities"). The Bank Facilities will expire on June 1, 1996. The Company intends to renew or replace the Bank Facilities on or before June 1, 1996. Interest on the outstanding principal balance on the Operating Facility is payable monthly at either the Bank's reference rate plus one percent per annum or a fixed rate of interest. Borrowings under the Bank Facilities are unsecured general obligations of Stater Bros. Markets and are guaranteed by Stater Bros. Development, Inc. The Bank Facilities contain customary cross-default provisions with respect to the Company's 11% Senior Notes due 2001.

The Bank Facilities also contain certain financial and other covenants applicable to Stater Bros. Markets, including without limitation, requirements to (i) maintain a minimum current ratio of at least 1.20:1; (ii) maintain minimum tangible net worth plus debt subordinated to the Bank of at least $134.0 million; (iii) maintain a ratio of total liabilities to tangible net worth plus debt subordinated to the Bank of not in excess of 1.30:1; (iv) maintain a minimum fixed charge coverage ratio (as defined) of at least 1.10:1 for each consecutive four fiscal quarters beginning with the four fiscal quarters ending on Stater Bros. Markets' 1995 fiscal year end; (v) limit the sale of assets;
(vi) prohibit additional indebtedness except for normal trade credit and indebtedness secured only by real property constructed or acquired within the prior twelve months; (vii) prohibit additional liens except for liens for indebtedness secured by real property pursuant to clause (v); (viii) prohibit the acquisition of other business entities; (ix) restrict the payment of dividends (as discussed below); (x) prohibit changes of ownership; (xi) prohibit the liquidation, consolidation or merger of the business; and (xii) repay all advances outstanding under the Operating Facility and not draw any new advances
for at least 5 calendar days each month.    As of September 24, 1995, for
purposes of the Bank Facilities, Stater Bros. Markets was in compliance with all restrictive convenants and had (i) a current ratio of 1.40:1, (ii) tangible net worth and debt subordinated to the Bank of $176.4 million; (iii) a ratio of total liabilities to tangible net worth and debt subordinated to the Bank of 0.76:1 and (iv) a fixed charge coverage ratio (as defined in the Bank Facilities) of 1.30:1. However, there can be no assurance that Stater Bros. Markets will be able to achieve the expected operating results or implement the capital expenditure strategy upon which the covenants in the Bank Facilities are based. If for any reason Stater Bros. Markets is unable to comply with the terms of the Bank Facilities, including the covenants contained therein, such noncompliance would result in an event of default under the Bank Facilities, and could result in acceleration of the payment of indebtedness then outstanding under Bank Facilities or, in certain situations, the prohibition of the payment of dividends to the Company. In addition, no amendment, waiver or supplement may be made to the Indenture without the prior written consent of the Bank if such amendment, waiver or supplement adversely affects the rights of the Bank as lender to Stater Bros. Markets.

The financial and operational covenants contained in the Bank Facilities significantly limit Stater Bros. Markets' ability to pay dividends and make loans or advances to the Company, the primary source of anticipated cash for the Company and could limit the Company's ability to respond to changing business and economic conditions and to finance future operations or capital needs including the Company's ability to achieve its plans to remodel and expand existing supermarkets and open new supermarkets.

The Company is subject to certain covenants associated with its 11% Senior Notes due 2001. As of September 24, 1995, the Company was in compliance with all such covenants.

Liquidity and Capital Resources (contd.)

However, there can be no assurances that the Company will be able to achieve the expected operating results or implement the capital expenditure strategy upon which future compliance with such covenants is based.

The Company believes that cash flow from operations and proceeds from borrowings expected to be available under the Bank Facilities will be adequate to meet the Company's currently identifiable working capital requirements.

   The Option Agreement

The Company has acquired, for $14.7 million, an option to purchase all, but not less than all, shares of the Common Stock held by Craig immediately after the Recapitalization Closing for a purchase price, in cash, of $60.0 million plus an adjustment factor equal to 8.833% per annum from the time of the Recapitalization Closing, compounded annually. The Company has the right to exercise the option with respect to such Common Stock at any time prior to March 8, 1996. Pursuant to the Option Agreement, the Company also has the right, at its option, to convert the Common Stock into 693,650 shares of Series B Preferred Stock any time prior to March 8, 1996. At such time, if the Company has not exercised its right to convert such Common Stock into Series B Preferred Stock, the option will expire. If the Company has exercised its right to convert such Common Stock into Series B Preferred Stock, the purchase option will remain in effect until the twelfth anniversary of the Recapitalization Closing and will entitle the Company to purchase all, but not less than all, such shares of the Series B Preferred Stock. In addition, the Option Agreement prohibits the Company and its subsidiaries from issuing or selling any shares of their capital stock to any person or entity, unless and until the Common Stock is converted into Series B Preferred Stock.

With respect to the Series B Preferred Stock, the exercise price of the option will be $69.4 million, plus accrued and unpaid dividends. The Company currently intends to exercise its right to convert the Common Stock into Series B Preferred Stock. If converted, dividends on the Series B Preferred Stock will commence to accrue on the second anniversary of the Recapitalization Closing (the "Accrual Date"), at the rate of 10.5% per annum for the first 78 months following the Accrual Date. Commencing with the 79th month following the Accrual Date, the dividend rate will increase to 12% per annum, and will further increase each twelfth month thereafter by 100 basis points per year, to a maximum rate of 15% per annum. In the event the Company elects to acquire Craig's equity interest in the Company, such transaction would require the use of a combination of any of the following sources of funds: internally generated funds, proceeds from additional borrowings and proceeds from the issuance of equity securities. No assurance can be made, however, that internally generated funds, additional borrowings or access to funds through the issuance of equity securities will be available to the Company at such time.

In the event the Company elects to convert the Common Stock held by Craig into Series B Preferred Stock, Common Stockholders' equity will decrease by $69.4 million and Series B Preferred Stock outstanding, which will not be included in stockholders' equity, will increase by $69.4 million.

   Labor Relations

The Company and other major supermarket employers in Southern California negotiated a four-year contract, beginning October 1995, with the United Food and Commercial Workers Union. The Company's collective bargaining agreement with the International Brotherhood of Teamsters was renewed in 1994 and expires in 1998. Management believes it has good relations with its employees.

Compliance With Accounting Standards

The Financial Accounting Standards Board has issued SFAS No. 109, "Accounting for Income Taxes," which was adopted by the Company for the fiscal year beginning September 27, 1993 (fiscal 1994). SFAS No. 109 established financial accounting and reporting standards for the effects of income taxes that result from an enterprise's activities during the current and preceding years. SFAS No. 109 requires an asset and liability approach for financial accounting and reporting for income taxes. The impact of adopting SFAS No. 109 resulted in a gain of $372,000.


Inflation

The Company's performance is affected by inflation. In recent years the impact of inflation on the operations of the Company has been moderate. As inflation has increased expenses, the Company has recovered, to the extent permitted by competition, the increase in expenses by increasing prices over time. However, the economic environment in Southern California continues to challenge the Company to become more cost efficient as its ability to recover increases in expenses through price increases is diminished. The future results of operations of the Company will depend upon the ability of the Company to adapt to the current economic environment as well as to the current competitive conditions.

Item 8.  Financial Statements and Supplementary Data



Information called for by this item is set forth in the Company's financial statements and supplementary data contained in this report. Specific financial statements and supplementary data can be found at the pages listed in the following index.


                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                 Page Number
                                                                 -----------

Report of Independent Auditors.................................     F-2

Consolidated Balance Sheets at September 26, 1993,
   September 25, 1994 and September 24, 1995...................     F-3

Fiscal years ended September 26, 1993, September 25, 1994 and
   September 24, 1995:

    Consolidated Statements of Income..........................     F-5

    Consolidated Statements of Cash Flows......................     F-6

    Consolidated Statements of Stockholders' Equity............     F-8

Notes to Consolidated Financial Statements.....................     F-9

Item 9.  Changes in and Disagreements with Accountants on
         Accounting and Financial Disclosure

                             None

                                    PART III
                                    --------

Item 10. Directors and Executive Officers of the Registrant


The following table sets forth certain information with respect to the current executive officers and directors of the Company, their ages and principal occupations for at least the past five years. Directors of the Company each serve for a term of one year, or until their successors are elected. The officers serve at the discretion of the Board of Directors of the Company.

Name                         Age                     Position
---------------------------  ---  ----------------------------------------------
Jack H. Brown..............   56  Chairman of the Board, President
and Chief Executive Officer

Richard C. Moseley.........   66  Executive Vice President

H. Harrison Lightfoot......   57  Group Senior Vice President - Retail
                                  Operations

A. Gayle Paden.............   59  Group Senior Vice President - Administration

Donald I. Baker............   54  Group Senior Vice President - Human Resources
and Distribution

Dennis N. Beal.............   45  Vice President - Finance and Chief Financial
Officer

Bruce D. Varner............   59  Director and Secretary

James J. Cotter............   57  Director

Thomas W. Field, Jr........   62  Director

Background of Directors and Executive Officers

   Jack H. Brown has been President and Chief Executive Officer of the Company since June 1981 and Chairman of the Board since 1986. From September 1978 to June 1981, Mr. Brown served as President of Pantry Food Markets, Inc. and American Community Stores Corporation, Inc., both wholly-owned subsidiaries of Cullum Companies, Inc., a publicly held corporation. From 1972 to 1978, Mr. Brown served as Corporate Vice President of Marsh Supermarkets, Inc., a publicly held corporation. Mr. Brown has been employed in various capacities in the supermarket industry for 43 years. Mr. Brown has a majority interest and is the managing general partner of La Cadena Investments.

   Richard C. Moseley has been Executive Vice President since September 1995 and was Group Senior Vice President-Marketing of the Company from 1986 to 1995. Mr. Moseley has served the Company for 43 years in various capacities including store manager, buyer, general supervisor and Vice President. Mr. Moseley is a general partner of La Cadena Investments.

   H. Harrison Lightfoot has been Group Senior Vice President-Retail Operations of the Company since June 1986. Mr. Lightfoot has served the Company for 41 years in various capacities, including store manager, buyer, general supervisor and Vice President. Mr. Lightfoot is a general partner of La Cadena Investments.

Background of Directors and Executive Officers (contd.)

   A. Gayle Paden joined the Company in 1986 as Group Senior Vice President-Administration. Mr. Paden was previously with Lucky Stores for 35 years where he served in various capacities, the most recent of which was President of the Southern California Food Division.

   Donald I. Baker joined the Company in November 1983 as Vice President-Warehouse and Transportation and has been Group Senior Vice President-Human Resources and Distribution since July 1992. From August 1986 to July 1992, Mr. Baker was Senior Vice President-Human Resources and Distribution. Prior to joining the Company, Mr. Baker was employed by American Community Stores Corporation, Inc., a subsidiary of Cullum Companies, Inc., a publicly held corporation, from 1972 to 1983 in various capacities including Vice President of Retail Operations, and was also employed by Kroger Company from 1966 to 1972.

   Dennis N. Beal has been Vice President of Finance and Chief Financial Officer of the Company since September 1992. Mr. Beal was Vice President and Controller of American Stores Company from 1989 to 1992 and Vice President and Controller of subsidiaries of American Stores Company from 1987 to 1989 and served in various financial positions since 1981. Mr. Beal, a certified public accountant, was also a partner in the accounting firm of Bushman, Daines, Rasmussen & Wisan and served in various capacities with the firm from 1974 to 1981.

   Bruce D. Varner has been a director of Stater Bros. Markets since September 1985 and director of Stater Bros. Holdings Inc. since May 1989. Since 1967, Mr. Varner has been a partner with the law firm of Gresham, Varner, Savage, Nolan & Tilden where he specializes in business and corporate matters. Mr. Varner and the law firm of Gresham, Varner, Savage, Nolan & Tilden have performed legal services in the past for the Company and the Company expects such services to continue in the future.

   James J. Cotter has been a director of Stater Bros. Markets since March 1987 and director of Stater Bros. Holdings Inc. since May 1989. Mr. Cotter has been Chairman of the Board of Craig since 1988 and a director since 1985. Mr. Cotter has also been the Chairman of the Board of Reading Company since 1991 and has served as a director of that company since September 1990. Craig is a 50% owner of the Company's Common Stock, which votes approximately 48% of the Company's common equity, and is a 49% owner of Reading Company. Mr. Cotter has been a director and Chairman of the Board of Citadel Holding Corporation (which Craig has approximately 37% of the aggregate voting power) since 1991. From October 1991 to June 1992, Mr. Cotter also served as the acting Chairman and served as a director of Citadel Holding Corporation's wholly-owned subsidiary, Fidelity Federal Bank, and Mr. Cotter served as a director from February 1986 to May 1988 and from June 1991 to December 1993.

   Thomas W. Field, Jr., has been Chairman of the Board of ABCO Markets since December 1991, and President of Field and Associates since 1989. From 1988 to 1989, Mr. Field was Chairman of the Board, President and Chief Executive Officer of McKesson Corporation and was its President since 1984, and President and Chief Executive Officer from 1986 to 1988. Mr. Field has held various positions in the Supermarket Industry for over 40 years and serves as a Director for several companies including, Campbell Soup Company, Bromar Inc., Maxicare and ABCO Markets.

Item 11. Executive Compensation


The following table summarizes the compensation for services rendered during the prior three fiscal years paid to the CEO and the four most highly compensated executive officers other than the CEO of the Company:

                                            Annual Compensation
                              =============================================
                                                               Other Annual     All Other
Name and                             Salary     Bonuses        Compensation    Compensation
Principal Position            Year    ($)       ($)(4)(5)           ($)        ($)(1)(2)(3)
============================  ====  ========   ==========      ============    =============
Jack H. Brown                 1995  $683,385   $        -            -           $  26,500
Chairman, President and       1994  $677,460   $1,361,000            -           $  27,528
Chief Executive Officer       1993  $636,000   $        -            -           $  27,634

Richard C. Moseley            1995  $267,077   $        -            -           $       -
Executive Vice-               1994  $266,692   $   95,000            -           $   2,028
President                     1993  $252,000   $        -            -           $   2,134

H. Harrison Lightfoot         1995  $267,077   $        -            -           $       -
Group Senior Vice-            1994  $266,692   $   95,000            -           $   2,028
President, Retail             1993  $252,000   $        -            -           $   2,134
Operations

A. Gayle Paden                1995  $244,616   $        -            -           $       -
Group Senior Vice-            1994  $244,384   $   25,000            -           $   2,028
President, Administration     1993  $231,000   $        -            -           $   2,134

Donald I. Baker               1995  $169,615   $        -            -           $       -
Group Senior Vice-            1994  $163,269   $   45,000            -           $   1,404
President, Human Resources    1993  $145,615   $        -            -           $   1,569
and Distribution


  (1) The dollar value of perquisites and other personal benefits, if any, for each of the Named Executive Officers was less than the reporting thresholds established by the Securities and Exchange Commission.

  (2) Amounts shown for the Named Executive Officers represent the Company's contributions to the Company's Profit Sharing Plan, a defined contribution plan, for the account of each Named Executive Officer. Plan participants become fully vested in the plan after seven years of service.

  (3) Includes Mr. Brown's Director Fees for 1993, 1994 and 1995 which amounted to $25,500, $25,500, and $26,500, respectively.

  (4) The Board of Directors of Stater Bros. Holdings Inc. unanimously awarded Mr. Brown a one-time bonus for his expertise in handling the Recapitalization Transaction. The amount is included in his 1994 Bonus.

  (5) Bonuses to be paid to the Named Executive Officers for fiscal 1995 had neither been calculated nor awarded as of December 20, 1995, the latest practical date.


                            Stock Options and SARs

                                     None

Item 11. Executive Compensation (contd.)


Pension Plan

The Company's Pension Plan for Salaried Employees (the "Pension Plan") is a non-contributory, defined benefit plan which applies to all salaried employees who have completed one year of qualified service, including directors who are employees. For each year of credited service, the annual pension to which an employee is entitled under the Pension Plan upon normal retirement at age 65 is an amount equal to three quarters of one percent of the employee's compensation for each year up to the social security wage base, plus 2.15 percent of the employee's compensation for each year in excess of the social security wage base. The Named Executive Officers have the following years of credited service under the Pension Plan as of September 24, 1995: Jack H. Brown - 14 years; Richard C. Moseley - 43 years; H. Harrison Lightfoot - 41 years; A. Gayle Paden
- 9 years; and Donald I. Baker - 12 years.

The amounts shown in the following table are estimated annual retirement benefits under the Pension Plan (assuming payments are made on the normal life annuity and not under any of the various survivor forms of benefits) based upon retirement at age 65, after various years of service at selected salary levels. Benefits under the Pension Plan do not become fully vested until the employee has five years of credited service with the Company. The Internal Revenue Code of 1986, as amended, places certain limitations on pension benefits that can be paid from a tax-qualified pension plan and trust, as well as the compensation that may be taken into account in determining such benefits. Such limitations are not reflected in the table below. The maximum annual benefit for 1995 retirees with ten or more years of service at retirement is $120,000. The maximum annual compensation that may be considered for 1995 retirees is $150,000.

                                 Pension Plan Table

                                  Years of Service
                  ------------------------------------------------
  Remuneration       15        20        25        30        35
  ------------    --------  --------  --------  --------  --------
  $100,000......  $ 24,312  $ 32,416  $ 40,520  $ 48,624  $ 56,728
   150,000......    40,437    53,916    67,395    80,874    94,353
   200,000......    56,562    75,416    94,270   113,124   131,978
   250,000......    72,687    96,916   121,145   145,374   169,603
   300,000......    88,812   118,416   148,020   177,624   207,228
   350,000......   104,937   139,916   174,895   209,874   244,853
   400,000......   121,062   161,416   201,770   242,124   282,478
   450,000......   137,187   182,916   228,645   274,374   320,103
   500,000......   153,312   204,416   255,520   306,624   357,728

Compensation of Directors

Directors of the Company are paid an annual fee of $25,000 plus $500 for each board meeting attended.

Employment and Severance Agreements

There are no written employment contracts between the Company and any Named Executive Officer. The Company's severance policies generally provide for two weeks, up to a maximum of twelve weeks, severance pay to full-time non-bargaining unit employees for every year of service to the Company.

Item 12. Security Ownership of Certain Beneficial Owners and
         Management


The following table sets forth, as of September 24, 1995, the number and percentage of outstanding shares of Class A Common Stock and Common Stock beneficially owned by (a) each person known by the Company to beneficially own more than 5% of such stock, (b) each director of the Company, (c) each of the Named Executive Officers, and (d) all directors and executive officers of the Company as a group:

                                    Shares of
                                  Class A Common  Percentage of    Shares of
                                      Stock          Class A      Common Stock  Percentage of
Name and Address                   Beneficially    Common Stock   Beneficially   Common Stock
of Beneficial Owner                   Owned        Outstanding       Owned       Outstanding
--------------------------------  --------------  --------------  ------------  --------------
La Cadena Investments /(1)/.....      50,000            100%            --             --
Craig Management, Inc. /(2)/....          --             --         50,000            100%
Craig Corporation /(2)/.........          --             --         50,000            100%
Jack H. Brown /(1)(3)/..........      50,000            100%            --             --
Richard C. Moseley /(1)(3)/.....      50,000            100%            --             --
H. Harrison Lightfoot /(1)(3)/..      50,000            100%            --             --
A. Gayle Paden /(3)/............          --             --             --             --
Donald I. Baker /(3)/...........          --             --             --             --
James J. Cotter /(2)(4)/........          --             --         50,000            100%
Bruce D. Varner /(3)/...........          --             --             --             --
Thomas W. Field, Jr. /(3)/......          --             --             --             --
All directors and executive
 officers as a group
 / (8 persons) (1)(2)/..........      50,000            100%        50,000            100%

----------

  (1) The general partners of La Cadena Investments are Jack H. Brown, Richard
      C. Moseley and H. Harrison Lightfoot. Mr. Brown has a majority interest and is the managing general partner of La Cadena Investments and has the power to vote the shares of the Company owned by La Cadena Investments, except with respect to certain fundamental corporate changes of the Company including the disposition of such shares. Accordingly, Messrs. Brown, Moseley and Lightfoot may be deemed to have shared voting power or shared investment power with respect to the shares owned by La Cadena Investments, and such individuals therefore may be deemed to be the beneficial owners thereof. The address of La Cadena Investments is 3750 University Avenue, Suite 610, Riverside, California 92501.

  (2) All of the issued and outstanding stock of Craig Management, Inc. is owned by Craig Corporation. Accordingly, Craig Corporation may be deemed to share beneficial ownership of shares of Common Stock owned of record by Craig Management, Inc. The address of Craig Management, Inc. and Craig Corporation is c/o Craig Corporation, 550 South Hope Street, Suite 1825, Los Angeles, California 90071. As of September 24, 1995, Mr. Cotter had voting power with respect to in excess of 36% of the outstanding shares of equity securities of Craig Corporation. Accordingly, Mr. Cotter may be deemed to have beneficial ownership with respect to the shares owned of record by Craig Corporation and Craig Management, Inc.

  (3) The address of Messrs. Brown, Moseley, Lightfoot, Paden, Baker, Varner and Field is c/o the Company at 21700 Barton Road, Colton, California 92324.

  (4) The address of Mr. Cotter is c/o Craig Corporation, 550 South Hope Street, Suite 1825, Los Angeles, California 90071.

Change of Control Arrangements

As of September 3, 1993, the Company, La Cadena, Craig and certain of their affiliates entered into a series of separate agreements, as subsequently amended, and took certain actions, for the purpose of reclassifying the Company's outstanding equity, providing for effective operating control of the Company by La Cadena, making certain cash payments and distributions to Craig, and providing the Company with the option to acquire Craig's equity interest in the Company, all of which were completed simultaneously with the closing of the Recapitalization Transaction.



Item 13. Certain Relationships and Related Transactions


Since January 1, 1989, the Company has entered into various consulting agreements (the "Agreements") with its stockholders, La Cadena and Craig, that required them to provide consultation and advice to the Company in connection with general business, financial, management consulting, real estate acquisition and development, and product diversification matters. The Agreements entered into in February 1992 provided for the stockholders to continue to render consulting services through fiscal 1993 and terminated on September 26, 1993. Expenses of $8.0 million and $4.4 million were incurred under the consulting agreements in 1991 and 1992, respectively. Throughout fiscal 1993, the stockholders were negotiating with each other and the Company with respect to the recapitalization of the Company. During this period, consulting services rendered pursuant to these Agreements were de minimis and, accordingly, it was determined that no fees were payable under the terms of the Agreements for the fiscal year ended September 26, 1993. The Company has entered into a prepaid five year covenant not to compete and a new consulting agreement with Craig, pursuant to which the Company paid Craig an initial payment of $5.0 million at the closing of the Recapitalization Transaction and will pay an annual consulting fee of $1.5 million for five years thereafter. The covenant not to compete and consulting arrangements with Craig are unique, based upon the confidential information available to Craig and its experience with, and relationship to the Company. Accordingly, the Company has no basis to determine whether comparable services could be obtained from unaffiliated third parties on similar or more favorable terms. The Company expects that no consulting fees will be paid to La Cadena in the foreseeable future and that the payment of any such fees to La Cadena would be subject to restrictions and covenants governing such distributions contained in the Company's Credit Agreement with the Bank of America and in the Senior Note Indenture.

During 1994, the Company, La Cadena, Craig and certain of their affiliates entered into a series of separate agreements, as subsequently amended, and took certain actions, for the purpose of reclassifying the Company's outstanding equity, providing for effective operating control of the Company by La Cadena, making certain cash payments and distributions to Craig, and providing the Company with the option to acquire Craig's equity interest in the Company. See
Item 1, "The Recapitalization Transaction".

As of September 24, 1995, Craig was the beneficial owner of 50% of the Company's Common Equity, representing approximately 48% of the Company's voting power, and La Cadena was the holder of record and beneficial owner of 50% of the Company's Common Equity, representing approximately 52% of the Company's voting power.
See "Security Ownership of Certain Beneficial Owners and Management".

Mr. Cotter is a director of the Company and is a director and the Chairman of the Board of Craig. As of September 24, 1995, Mr. Cotter had voting power with respect to in excess of 36% of the outstanding shares of equity securities of Craig.

Item 13. Certain Relationships and Related Transactions (contd.)


The general partners of La Cadena are Jack H. Brown, Richard C. Moseley and H. Harrison Lightfoot and Mr. Brown has a majority interest and is the managing general partner. Mr. Brown is a director of the Company and Messrs. Brown, Moseley and Lightfoot are Named Executive Officers of the Company. Mr. Brown has the power to vote the shares of the Company owned by La Cadena, except with respect to certain fundamental corporate changes of the Company, including the disposition of such shares. Accordingly, Messrs. Brown, Moseley and Lightfoot may be deemed to have shared voting power with respect to shares of the Company owned by La Cadena.

Mr. Varner is an officer and a director of the Company and Mr. Varner and the law firm of Gresham, Varner, Savage, Nolan & Tilden, of which Mr. Varner is a partner, have performed legal services in the past for the Company. The total cost of such legal services incurred by the Company during fiscal 1995 was approximately $1.6 million. The Company believes that the terms and costs of such legal services provided by Mr. Varner and Gresham, Varner, Savage, Nolan & Tilden were at least as fair to the Company as could have been obtained from unaffiliated law firms. The Company expects such services to continue in the future.

                                    PART IV
                                    -------

Item 14.        Exhibits, Financial Statement Schedules
                and Reports on Form 8-K

       (a)  Document list

            (1) Financial Statements
                See Financial Statement Index included in Item 8 of Part II of this Form 10-K

            (2) Financial Statement Schedules
                The Financial Statement Schedules required by Item 14(d) for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission, are not required under the related instructions or are inapplicable and therefore, have been omitted.

            (3) Exhibits
                Exhibits as required by Item 14(c) are as follows:




               EXHIBIT NO.           DESCRIPTION
               -----------           -----------
                  3.1           (1)  Certificate of Incorporation of the Company.

                  3.2           (1)  By-Laws of the Company.

                  4.1           (1)  Indenture between the Company and IBF Schroder Bank
                                         & Trust Company, as Trustee, for $165,000,000 11%
                                         Senior Notes due 2001, dated as of March 8,
                                         1994 (the "Indenture").

                  4.2           (1)  Global Notes of the Company issued pursuant to the
                                         Indenture

                  4.3           (1)  Registration Rights Agreement among the Company and
                                         PaineWebber Incorporated dated March 8, 1994.

                  10.1          (1)  Reclassification Agreement dated September 3, 1993, by and among the Company, Craig and La Cadena.

                  10.2          (1)  Amendment to Reclassification Agreement, dated January 12,
                                         1994, by and among the Company, Craig and La Cadena.

                  10.3          (1)  Agreement of Stockholders dated May 10, 1989, by and
                                         among the Company, Craig and La Cadena.

                  10.4          (1)  Amendment to Agreement of Stockholders dated September 3,
                                         1993, by and among the Company, Craig, Craig
                                         Management, Inc. ("CMI") and La Cadena.

                  10.5          (1)  Option Agreement dated September 3, 1993, by and between the Company and Craig.

Item 14.         Exhibits, Financial Statement Schedules
                 and Reports on Form 8-K


       (a)(3)  Exhibits (contd.)

               EXHIBIT NO.           DESCRIPTION
               -----------           -----------

                  10.6          (1)  Amendment to Option Agreement dated January 12, 1994, by and between the Company and Craig.

                  10.7          (1)  Consulting Agreement dated September 3, 1993 by and
                                        between the Company, Craig and CMI.

                  10.8          (1)  Letter Agreement regarding Consulting Agreement, dated
                                        March 8,1994, by and Between the Company, Craig and
                                        CMI.

                  10.9          (1)  Second Amended and and Restated Stock Agreement dated
                                        January 12, 1994, by and among the Company, Craig
                                        CMI, La Cadena and James J. Cotter.

                  10.10         (1)  Security Agreement dated March 8, 1994, by and between the
                                        Company and Craig.

                  10.12         (1)  Credit Agreement dated March 8, 1994, by and between
                                        Stater Bros. Markets and Bank of America Trust and
                                        Savings Association.

                  10.12 (a)     (2)  Amendment dated June 23, 1995 to the Credit Agreement dated March 8, 1995, by between Stater Bros. Markets
                                        and Bank of America Trust and Savings Association.

                  10.13         (1)  Continuing Guaranty dated March 8, 1994, of Stater Bros.
                                        Development, Inc. in favor of Bank of America Trust and
                                        Savings Association.

                  10.15         (1)  Subordination Agreement dated March 8, 1994, by and
                                        among the Company, Stater Bros. Markets and Bank of
                                        America Trust and Savings Association.

                  10.16         (1)  Amended and Restated Sublease Agreement dated June 1,
                                        1983, between Wren Leasing Corp., as Lessor, and Stater
                                        Bros. Markets, as Lessee.

                  10.17         (1)  Preferred Stock Agreement dated March 22, 1983, between
                                        Stater Bros. Markets and Petrolane Incorporated.

                  10.18         (1)  Escrow Agreement dated September 19, 1985, by and among
                                        Stater Bros. Markets, Petrolane Incorporated and First
                                        Interstate Bank of California.

Item 14.                     Exhibits, Financial Statement Schedules
                              and Reports on Form 8-K

       (a)(3)      Exhibits (contd.)

                   EXHIBIT NO.               DESCRIPTION
                   -----------               -----------

                      11                     Calculation of Earnings per common share.
                      12                     Computation of ratio of earnings to fixed charges.
                      21                 (1) Subsidiaries of the Company.
                      -----------------------------------------------------------------------------------
                      (1) Previously filed with the Securities and Exchange Commission as and exhibit to the Registration Statement S-4 No. 33-77296 dated July 21, 1994.

                      (2) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Quarterly Report on Form 10-Q dated June 25,
                                         1995 and filed on August 8, 1995.

                      Copies of Exhibits listed herein can be obtained by writing and requesting such
                         Exhibits from: Corporate Secretary, P. O. Box 150, Colton, California 92324.

       (b)        Reports on Form 8-K
                  None

                                   SIGNATURES

   Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


      December 20, 1995                     Stater Bros. Holdings Inc.
   ----------------------
            Date


                                            By: /s/   Jack H. Brown
                                                -------------------
                                                  Jack H. Brown
                                                Chairman of the Board,
                                                President and Chief
                                                Executive Officer


   Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.


        Signature                  Title                          Date
        ---------                  -----                          ----



 /s/  Jack H. Brown       Chairman of the Board, President   December 20, 1995
 ------------------------  and Chief Executive Officer       -----------------
      Jack H. Brown        and Director (Principal
                           Executive Officer)




 /s/  Bruce D. Varner     Secretary and Director             December 20, 1995
 ------------------------                                    -----------------
      Bruce D. Varner



 /s/  Dennis N. Beal       Vice President - Finance          December 20, 1995
 ------------------------   and Chief Financial Officer      -----------------
      Dennis N. Beal        (Principal Accounting Officer)




 /s/  James J. Cotter      Director                          December 20, 1995
 ------------------------                                    -----------------
      James J. Cotter



 /s/  Thomas W. Field, Jr. Director                          December 20, 1995
 -------------------------                                   -----------------
      Thomas W. Field, Jr.

                          STATER BROS. HOLDINGS INC.
                   Calculation of Earnings Per Common Share
         (in thousands, except number of shares and per share amounts)



                                              Fiscal Years Ended
                                         ---------------------------
                                           1993      1994      1995
                                         -------   -------   -------

Income before cumulative
 effect of a change in
 accounting for income taxes
 and extraordinary loss                   $5,692    $8,789    $6,727


Less preferred dividends                    (323)     (327)        -
                                         -------   -------   -------

Income available to common
 shareholders before cumulative
 affect of a change in
 accounting for income taxes
 and extraordinary loss                    5,369     8,462     6,727

Cumulative effect of a change
 in accounting for income taxes                -       372         -

Extraordinary (loss)                           -    (8,036)        -
                                         -------   -------   -------
Net income available
 to common shareholders                   $5,369      $798    $6,727
                                         =======   =======   =======
Earnings per common share:
 Before cumulative effect of a
 change in accounting for income
 taxes and extraordinary charge           $53.69    $84.62    $67.27

 Cumulative effect of a change
 in accounting for income taxes                -      3.72         -

 Extraordinary (loss)                          -    (80.36)        -
                                         -------   -------   -------
Earnings per common share                 $53.69     $7.98    $67.27
                                         =======   =======   =======
Average common shares outstanding        100,000   100,000   100,000
                                         =======   =======   =======

                           STATER BROS. HOLDINGS INC.
               Computation of Ratio of Earnings to Fixed Charges
                         (Dollar amounts in thousands)



                                             Fiscal Years Ended
                             --------------------------------------------------
                             Sept. 29,  Sept. 27,  Sept. 26, Sept. 25, Sept. 24,
                               1991       1992       1993      1994      1995
                             ---------  ---------  --------  --------  --------

Earnings:
Income before income taxes.   $ 7,655    $13,363   $10,118   $14,645   $10,945
Share of undistributed
 (income) loss of
  less-than-50%-owned
 affiliates................      (901)      (297)     (107)      592       980
Amortization of capitalized
 interest..................       132        160       169       180       192
Interest...................    10,393     10,194    10,592    15,217    18,946
Less interest capitalized
 during the period.........      (765)      (393)     (417)     (437)      (50)
Net amortization of debt
 discount and premium
 and issuance expense......         -        100       117       721     1,180
Interest portion of rental
 expense...................    13,553     14,140    14,380    13,985    13,588
                              -------    -------   -------   -------   -------

    Earnings as adjusted...   $30,067    $37,267   $34,852   $44,903   $45,781
                              =======    =======   =======   =======   =======

Fixed Charges:
Interest...................   $10,393    $10,194   $10,592   $15,217   $18,946
Net amortization of debt
 discount and premium
 and issuance expense......         -        100       117       721     1,180
Interest portion of rental
 expense...................    13,553     14,140    14,380    13,985    13,588
Preferred stock dividends..     2,437        954       574       545         -
                              -------    -------   -------   -------   -------
    Fixed Charges..........   $26,383    $25,388   $25,663   $30,468   $33,714
                              =======    =======   =======   =======   =======
    Ratio of Earnings to
     Fixed Charges.........      1.14       1.47      1.36      1.47      1.36
                              =======    =======   =======   =======   =======

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS




                                                                Page Number
                                                                -----------

Report of Independent Auditors.................................     F-2

Consolidated Balance Sheets at September 26, 1993,
   September 25, 1994 and September 24, 1995...................     F-3

Fiscal years ended September 26, 1993, September 25, 1994 and
   September 24, 1995:

    Consolidated Statements of Income..........................     F-5

    Consolidated Statements of Cash Flows......................     F-6

    Consolidated Statements of Stockholders' Equity............     F-8

Notes to Consolidated Financial Statements.....................     F-9


                        REPORT OF INDEPENDENT AUDITORS


To the Board of Directors of
Stater Bros. Holdings Inc.

     We have audited the accompanying consolidated balance sheets of Stater Bros. Holdings Inc. and subsidiaries as of September 26, 1993, September 25, 1994 and September 24, 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the 52-week periods then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Stater Bros. Holdings Inc. and subsidiaries as of September 26, 1993, September 25, 1994 and September 24, 1995, and the consolidated results of their operations and their cash flows for each of the 52-week periods then ended, in conformity with generally accepted accounting principles.




                                                      ERNST & YOUNG LLP

Riverside, California
November 17, 1995

                          STATER BROS. HOLDINGS INC.
                          CONSOLIDATED BALANCE SHEETS
                                (In thousands)

                                    ASSETS

                                                    SEPT. 26,  SEPT. 25,  SEPT. 24,
                                                       1993       1994       1995
                                                    ---------  ---------  ---------
Current Assets
  Cash and cash equivalents.......................  $  1,548   $ 21,289   $ 26,308
  Receivables.....................................    16,306     16,503     15,877
  Inventories.....................................    99,374    103,655    107,146
  Prepaid expenses................................     3,631      3,421      3,591
  Deferred income taxes...........................     5,061      3,276      2,792
  Properties held for sale........................     2,090      2,964      2,933
                                                    --------   --------   --------

Total current assets..............................   128,010    151,108    158,647


Investment in unconsolidated affiliate............    10,822     10,230      9,250

Investment in stock...............................     4,000          -          -


Property and equipment
  Land............................................    20,574     20,678     20,653
  Buildings and improvements......................    84,538     92,808     96,653
  Store fixtures and equipment....................    53,467     61,208     68,338
  Property subject to capital leases..............    14,678     14,368     14,368
                                                    --------   --------   --------
                                                     173,257    189,062    200,012


  Less accumulated depreciation and amortization..    64,289     72,902     81,385
                                                    --------   --------   --------
                                                     108,968    116,160    118,627


Deferred income taxes.............................     1,891      5,351      4,975
Deferred debt issuance costs, net.................     1,746      7,630      6,423
Lease guarantee escrow............................     3,481      4,446      5,584
Other assets......................................     5,566     11,564     10,576
                                                    --------   --------   --------

Total assets......................................  $264,484   $306,489   $314,082
                                                    ========   ========   ========

         See accompanying notes to consolidated financial statements.

                          STATER BROS. HOLDINGS INC.
                    CONSOLIDATED BALANCE SHEETS (CONTINUED)
                     (In thousands, except share amounts)

                     LIABILITIES AND STOCKHOLDERS' EQUITY

                                                        SEPT. 26,  SEPT. 25,   SEPT. 24,
                                                          1993        1994        1995
                                                        ---------  ----------  ----------
Current Liabilities
  Notes payable.......................................   $  9,000   $      -    $      -
  Accounts payable....................................     56,036     63,538      67,604
  Accrued payroll and related expenses................     17,130     21,289      22,289
  Other accrued liabilities...........................     22,971     23,704      22,653
  Current portion of long-term debt...................        164          -           -
  Current portion of capital lease obligations........      1,113      1,155       1,087
                                                         --------   --------    --------

Total current liabilities.............................    106,414    109,686     113,633

Long-term debt, less current portion..................     87,576    165,000     165,000
Capital lease obligations, less current portion.......     10,456      9,187       8,099
Long-term portion of self-insurance reserves..........     15,736     15,765      13,772

Stockholders' equity
  Series A Preferred Stock, $25 stated value:
    Authorized shares - 250,000
    Issued and outstanding shares - 144,000 in 1993,
     0 in 1994 and 1995...............................      3,600          -           -
  Common Stock, $.01 par value:
    Authorized shares - 100,000
    Issued and outstanding shares - 100,000 in 1993,
     50,000 in 1994 and 1995..........................          1          1           1
  Class A Common Stock, $.01 par value:
    Authorized shares - 100,000
    Issued and outstanding shares - 0 in 1993,
     50,000 in 1994 and 1995..........................          -          1           1
  Additional paid-in capital..........................     12,715     12,715      12,715
  Retained earnings...................................     27,986      8,784      15,511
  Less option to acquire stock........................          -    (14,650)    (14,650)
                                                         --------   --------    --------

Total stockholders' equity............................     44,302      6,851      13,578
                                                         --------   --------    --------

Total liabilities and stockholders' equity............   $264,484   $306,489    $314,082
                                                         ========   ========    ========



          See accompanying notes to consolidated financial statements.

                          STATER BROS. HOLDINGS INC.
                       CONSOLIDATED STATEMENTS OF INCOME
              (In thousands, except per share and share amounts)

                                                                       Fiscal Year Ended
                                                                       -----------------
                                                              SEPT. 26,    SEPT. 25,    SEPT. 24,
                                                                1993         1994         1995
                                                             ----------   ----------   ----------
Sales......................................................  $1,526,002   $1,539,717   $1,579,895
Cost of goods sold.........................................   1,195,399    1,199,794    1,227,355
                                                             ----------   ----------   ----------
Gross profit...............................................     330,603      339,923      352,540

Operating expenses
  Selling, general and administrative expenses.............     300,826      297,474      308,332
  Depreciation and amortization............................       9,910       11,656       11,756
  Consulting fees..........................................           -          830        1,500
                                                             ----------   ----------   ----------
Total operating expenses...................................     310,736      309,960      321,588
                                                             ----------   ----------   ----------
Operating profit...........................................      19,867       29,963       30,952
Interest income............................................         171          384          952
Interest expense...........................................     (10,292)     (15,501)     (20,076)
Equity in earnings (loss) from unconsolidated affiliate....         107         (592)        (980)
Other income - net.........................................         265          391           97
                                                             ----------   ----------   ----------
Income before income taxes and the cumulative effect of a
  change in accounting for income taxes and extraordinary
   loss....................................................      10,118       14,645       10,945
Income taxes...............................................       4,426        5,856        4,218
                                                             ----------   ----------   ----------
Income before cumulative effect of a change in accounting
  for income taxes and extraordinary loss..................       5,692        8,789        6,727
Cumulative effect of a change in accounting for income
  taxes....................................................           -          372            -
                                                             ----------   ----------   ----------
Income before extraordinary loss...........................       5,692        9,161        6,727
Extraordinary loss from early extinguishment of debt
  ($13,856 less tax effect of $5,820)......................           -       (8,036)           -
                                                             ----------   ----------   ----------
Net income.................................................       5,692        1,125        6,727
  Less preferred dividends.................................         323          327            -
                                                             ----------   ----------   ----------
Net income available to common shareholders................  $    5,369   $      798   $    6,727
                                                             ==========   ==========   ==========

Earnings per common share:
  Before cumulative effect of a change in accounting for
   income taxes and extraordinary loss.....................      $53.69       $84.62       $67.27
  Cumulative effect of a change in accounting for income
   taxes...................................................           -         3.72            -
  Extraordinary loss.......................................           -       (80.36)           -
                                                                 ------       ------       ------

Earnings per common share..................................      $53.69        $7.98       $67.27
                                                                 ======        =====       ======

Average common shares outstanding..........................     100,000      100,000      100,000
                                                                =======      =======      =======



          See accompanying notes to consolidated financial statements.

                          STATER BROS. HOLDINGS INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (In thousands)

                                                                            Fiscal Year Ended
                                                                            ------------------
                                                                   SEPT. 26,    SEPT. 25,    SEPT. 24,
                                                                      1993         1994         1995
                                                                   ---------    ---------    ---------
OPERATING ACTIVITIES:
Net income.......................................................    $ 5,692     $  1,125      $ 6,727
Adjustments to reconcile net income to net cash provided
 by operating activities:
  Cumulative effect of a change in accounting for
   income taxes..................................................          -         (372)           -
  Extraordinary loss related to early extinguishment
   of debt.......................................................          -       13,856            -
  Depreciation and amortization..................................      9,910       11,656       11,756
  Deferred income taxes..........................................        129       (1,303)         860
  (Gain) on disposals of assets..................................       (265)        (391)         (97)
  Net undistributed (earnings) loss in unconsolidated affiliate..       (107)         592          980
  Changes in operating assets and liabilities:
   (Increase) decrease in receivables............................        302         (197)         626
   (Increase) decrease in inventories............................       (612)      (4,281)      (3,491)
   (Increase) decrease in prepaid expenses.......................         32          210         (170)
   (Increase) decrease in other assets...........................        (50)     (14,695)        (359)
   Increase (decrease) in accounts payable.......................     (5,719)       7,502        4,066
   Increase (decrease) in accrued liabilities and long-term
   portion of self-insurance reserves............................        152        4,921       (2,044)
                                                                     -------     --------      -------
Net cash provided by operating activities........................      9,464       18,623       18,854
                                                                     -------     --------      -------

FINANCING ACTIVITIES:
Proceeds from notes payable......................................      5,000            -            -
Proceeds from long-term debt.....................................          -      165,000            -
Payment on notes payable.........................................          -       (9,000)           -
Redemption of preferred stock....................................          -       (3,600)           -
Premiums paid on early retirement of debt........................          -      (12,893)           -
Principal payments on long-term debt and capital
 lease obligations...............................................     (1,558)     (88,967)      (1,156)
Dividends paid on preferred stock................................       (323)        (327)           -
Dividends paid on common stock...................................          -      (20,000)           -
Option to acquire stock..........................................          -      (14,650)           -
                                                                     -------     --------      -------
Net cash provided by (used in) financing activities..............    $ 3,119     $ 15,563      $(1,156)
                                                                     -------     --------      -------



          See accompanying notes to consolidated financial statements.

                          STATER BROS. HOLDINGS INC.
               CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
                                (In thousands)

                                                                            Fiscal Year Ended
                                                                            ------------------
                                                                   SEPT. 26,    SEPT. 25,    SEPT. 24,
                                                                     1993         1994         1995
                                                                   ---------    ---------    ---------
INVESTING ACTIVITIES:
Purchase of property and equipment...........................      $(17,178)    $(19,409)    $(13,178)
Proceeds from sale of property and equipment and properties
 held for sale...............................................           530          964          499
Decrease in investment in stock..............................             -        4,000            -
                                                                   --------     --------     --------
Net cash (used in) investing activities......................       (16,648)     (14,445)     (12,679)
                                                                   --------     --------     --------
Net increase (decrease) in cash and cash equivalents.........        (4,065)      19,741        5,019
Cash and cash equivalents at beginning of period.............         5,613        1,548       21,289
                                                                   --------     --------     --------
Cash and cash equivalents at end of period...................      $  1,548     $ 21,289     $ 26,308
                                                                   ========     ========     ========

Interest paid................................................      $ 10,931     $ 17,120     $ 19,537
Income taxes paid............................................      $  2,174     $  1,753     $  4,633



          See accompanying notes to consolidated financial statements.

                          STATER BROS. HOLDINGS INC.
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                     (In thousands, except share amounts)

                                                                                               OPTION
                                            SERIES A           CLASS A  ADDITIONAL               TO
                                           PREFERRED   COMMON  COMMON    PAID-IN    RETAINED   ACQUIRE
                                             STOCK     STOCK    STOCK    CAPITAL    EARNINGS    STOCK
                                           ---------   ------  -------  ----------  --------   -------

Balances at September 27, 1992...........  $   1,600   $    1  $     -  $   12,715  $ 22,617   $      -
  Issuance of 80,000 shares of Series A
    Preferred Stock......................      2,000        -        -           -         -          -
  Net income for 52 weeks ended
    September 26, 1993...................          -        -        -           -     5,692          -
  Preferred stock dividends paid.........          -        -        -           -      (323)         -
                                           ---------   ------  -------  ----------  --------   --------

Balances at September 26, 1993...........      3,600        1        -      12,715    27,986          -
  Preferred stock redeemed...............     (3,600)       -        -           -         -          -
  Common Stock exchanged for Class A
    Common Stock.........................          -        -        1           -         -          -
  Option to acquire stock................          -        -        -           -         -    (14,650)
  Net income for 52 weeks ended
    September 25, 1994...................          -        -        -           -     1,125          -
  Preferred stock dividends paid.........          -        -        -           -      (327)         -
  Common stock dividends paid............          -        -        -           -   (20,000)         -
                                           ---------   ------  -------  ----------  --------   --------

Balances at September 25, 1994...........          -        1        1      12,715     8,784    (14,650)
  Net income for 52 weeks ended
    September 24, 1995...................          -        -        -           -     6,727          -
                                           ---------   ------  -------  ----------  --------   --------

Balances at September 24, 1995...........  $       -   $    1  $     1  $   12,715  $ 15,511   $(14,650)
                                           =========   ======  =======  ==========  ========   ========



          See accompanying notes to consolidated financial statements.

                           STATER BROS. HOLDINGS INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 24, 1995

NOTE 1 - THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

   Description of Business

   Stater Bros. Holdings Inc. (the "Company") is engaged primarily in the operation of retail supermarkets. As of September 24, 1995, the Company operated 110 retail food supermarkets under the name "Stater Bros." The Company's supermarkets are located principally in the "Inland Empire" area of Southern California - San Bernardino, Riverside and the eastern portions of Los Angeles, Orange and Kern counties. The Company and its predecessor companies have operated retail grocery stores under the "Stater Bros." name in the Inland Empire since 1936.

   Principles of Consolidation

   The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Stater Bros. Markets ("Markets") and Stater Bros. Development, Inc. All significant inter-company transactions have been eliminated in consolidation.

   Fiscal Year

   The Company's fiscal year ends on the last Sunday in September. The fiscal years ended September 26, 1993, September 25, 1994 and September 24, 1995 were 52-week years.

   Cash and Cash Equivalents

   Cash and cash equivalents are reflected at cost, which approximates their fair value, and consist primarily of overnight repurchase agreements, certificates of deposit and money market funds with maturities of less than three months when purchased.

   Inventories

   Inventories are stated at the lower of cost (first-in, first-out) or market.

   Accounts Receivable

   Accounts receivable represents amounts expected to be received during the next operating cycle of the Company. The carrying amount reported in the balance sheet for accounts receivable approximates their fair value.

   Properties Held for Sale

   Properties expected to be sold within one year are classified as current assets and are stated at the lower of cost or estimated net realizable value and consist of land, buildings and equipment.

   Deferred Debt Issuance Costs

   Direct costs incurred as a result of financing transactions are capitalized and amortized to interest expense over the terms of the applicable debt agreements.

   Self-insurance Reserves

   The Company provides reserves, subject to certain retention levels, for workers' compensation, general and automobile liability claims. Consulting actuaries assist the Company in developing reserve estimates for its self-insured liabilities. Such reserves are discounted using an 8% rate. The Company is self-insured, subject to certain retention levels, for healthcare costs of eligible non-bargaining unit employees. Such healthcare reserves are not discounted.

                          STATER BROS. HOLDINGS INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 1 - THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES (CONTD.)

   Property and Equipment

   Property and equipment are stated at cost and are depreciated or amortized, principally on the straight-line method over the estimated useful lives of the assets, and for capitalized leases over the lesser of the initial term of the leases or the economic life of the asset.

   The average economic lives are as follows:

                                                  Range       Most Prevalent
                                              -------------  ----------------
     Buildings and improvements.............  8 - 30 Years       25 Years
     Store furniture and equipment..........  3 - 10 Years        5 Years
     Property subject to capital leases.....  Life of Lease      25 Years

   Income Taxes

   The Company provides for deferred income taxes as timing differences arise between income and expenses recorded for financial and income tax reporting purposes.

   Cost of Goods Sold

   Costs of goods sold include certain warehousing, transportation and distribution costs.

   Reclassifications

   Certain amounts in the prior periods have been reclassified to conform to the current period financial statement presentation.

NOTE 2 - DEBT

   Long-term debt consisted of the following:

                                                   Sept. 26,    Sept. 25,    Sept. 24,
                                                     1993         1994         1995
                                                   ---------    ---------    ---------
                                                              (In thousands)
11% senior notes payable, due March 1, 2001......    $      -    $165,000     $165,000
9.8% senior notes payable, due
   December 1, 2001..............................      75,500           -            -
Note payable to bank, 11.00% effective interest
   rate, secured by real property, with
   monthly principal payments of $5,000,
   due August 1, 1995............................       7,189           -            -
Note payable to bank, 11.07% effective interest
   rate, secured by real property, with
   quarterly principal payments of $4,000,
   due April 1, 1996.............................       2,438           -            -
Note payable to bank, 9.99% effective interest
   rate, secured by real property, with
   quarterly principal payments of $5,000,
   due February 1, 1997..........................       2,254           -            -
Other notes......................................         359           -            -
                                                     --------    --------     --------
   Total Debt....................................      87,740     165,000      165,000
Less current portion.............................         164           -            -
                                                     --------    --------     --------
Long-term debt...................................    $ 87,576    $165,000     $165,000
                                                     ========    ========     ========

                          STATER BROS. HOLDINGS INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 2 - DEBT (CONTD.)

   As of September 24, 1995, no principal payments were due in the next five years.

   Interest on the 11.0% Senior Notes is payable semi-annually on September 1 and March 1. The 11.0% Senior Notes are due March 1, 2001.

   The 9.8% Senior Notes payable, due December 1, 2001 and the notes payable to banks, were redeemed by the Company on March 8, 1994, including a prepayment premium of $13.9 million.

   Interest capitalized during fiscal years 1993, 1994 and 1995 amounted to $417,000, $437,000 and $50,000, respectively. Interest expense incurred, before the effect of capitalized interest, during 1993, 1994 and 1995 amounted to $10,709,000, $15,938,000 and $20,126,000, respectively.

   The fair value of the Company's long-term debt, based on the quoted market rates on the last trading day prior to year end, was approximately $166.7 million.

   The Company had no short-term borrowings outstanding at year end 1995 and 1994 compared to $9,000,000 in 1993. The average daily amount of short-term borrowings was $10,563,000, $5,420,000 and $129,000 in 1993, 1994 and 1995,
respectively. The weighted average interest rates were 4.98%, 4.40% and 9.68% in 1993, 1994 and 1995, respectively.

   The Company is subject to certain covenants associated with its 11% Senior Notes due 2001. As of September 24, 1995, the Company was in compliance with all such covenants.



NOTE 3 - UNCONSOLIDATED AFFILIATE

   The Company owns 49.6% of Santee Dairies, Inc. ("Santee"), an operator of a fluid milk processing plant located in Los Angeles, California, and is not the controlling stockholder. Accordingly, the Company accounts for its investment in Santee using the equity method and recognized earnings of $107,000 during 1993 and recognized losses of $592,000 and $980,000 during 1994 and 1995, respectively. The Company is a significant customer of Santee which supplies the Company with a substantial portion of its fluid milk and dairy products.



NOTE 4 - BANK FACILITIES

   Stater Bros. Markets and Bank of America National Trust and Savings Association (the "Bank") have entered into a credit agreement (as amended) whereby the Bank provides Stater Bros. Markets with a revolving operating line of credit (the "Operating Facility") with a maximum availability of $11.0 million and a revolving letter of credit facility (the "LC Facility") with a maximum availability of $28.0 million (collectively, the "Bank Facilities"). The Bank Facilities will expire on June 1, 1996. The Company intends to renew or replace the Bank Facilities on or before June 1, 1996. Interest on the outstanding principal balance on the Operating Facility is payable monthly at either the Bank's reference rate plus one percent per annum or a fixed rate of interest. Borrowings under the Bank Facilities are unsecured general obligations of Stater Bros. Markets and are guaranteed by Stater Bros. Development, Inc. The Bank Facilities contain customary cross-default provisions with respect to the Company's 11% Senior Notes due 2001.

                           STATER BROS. HOLDINGS INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 4 - BANK FACILITIES (CONTD.)

   The Bank Facilities also contain certain financial and other covenants applicable to Stater Bros. Markets, including without limitation, requirements to (i) maintain a minimum current ratio of at least 1.20:1; (ii) maintain minimum tangible net worth plus debt subordinated to the Bank (as defined) of at least $134.0 million; (iii) maintain a ratio of total liabilities to tangible net worth plus debt subordinated to the Bank of not in excess of 1.30:1; (iv) maintain a minimum fixed charge coverage ratio (as defined) of at least 1.10:1 for each consecutive four fiscal quarters beginning with the four fiscal quarters ending on Stater Bros. Markets' 1995 fiscal year end; (v) limit the sale of assets; (vi) prohibit additional indebtedness except for normal trade credit and indebtedness secured only by real property constructed or acquired within the prior twelve months; (vii) prohibit additional liens except for liens for indebtedness secured by real property pursuant to clause (v); (viii) prohibit the acquisition of other business entities; (ix) restrict the payment of dividends (as discussed below); (x) prohibit changes of ownership; (xi) prohibit the liquidation, consolidation or merger of the business; and (xii) repay all advances outstanding under the Operating Facility and not draw any new advances for at least 5 calendar days each month. As of September 24, 1995, for purposes of the Bank Facilities, Stater Bros. Markets was in compliance with all restrictive convenants and had (i) a current ratio of 1.40:1, (ii) tangible net worth and debt subordinated to the Bank of $176.4 million; (iii) a ratio of total liabilities to tangible net worth and debt subordinated to the Bank of 0.76:1 and (iv) a fixed charge coverage ratio (as defined in the Bank Facilities) of 1.30:1. If for any reason Stater Bros. Markets is unable to comply with the terms of the Bank Facilities, including the covenants contained therein, such noncompliance would result in an event of default under the Bank Facilities, and could result in acceleration of the payment of indebtedness then outstanding under Bank Facilities or, in certain situations, the prohibition of the payment of dividends to the Company. In addition, no amendment, waiver or supplement may be made to the Indenture without the prior written consent of the Bank if such amendment, waiver or supplement adversely affects the rights of the Bank as lender to Stater Bros. Markets.

   The financial and operational covenants contained in the Bank Facilities significantly limit Stater Bros. Markets' ability to pay dividends and make loans or advances to the Company, the primary source of anticipated cash for the Company, and could limit the Company's ability to respond to changing business and economic conditions, and to finance future operations or capital needs including the Company's ability to achieve its plans to remodel and expand existing supermarkets and open new supermarkets.

                          STATER BROS. HOLDINGS INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 5 - LEASES

   The Company leases the majority of its retail stores, offices, warehouses and distribution facilities. Certain leases provide for additional rents based on sales. Primary lease terms range from 10 to 99 years and substantially all leases provide for renewal options.

   A portion of the Company's lease obligations are guaranteed by Petrolane Incorporated ("Petrolane") (see Note 6). The leases guaranteed by Petrolane had initial terms of 20 years and expire in the year 2003. Lease payments for the properties subject to the Petrolane guarantees are approximately $10.0 million per year. Under the terms of the agreement related to the Company's acquisition of Stater Bros. Markets from Petrolane in 1983, as amended in 1985, Stater Bros. Markets is required to make annual deposits into an escrow account. The amount of each annual deposit is to be based on (a) a percentage of sales of 20 supermarkets, as specified in the agreement, to the extent they exceed a defined base; and (b) a percentage of rents adjusted for increases in the Consumer Price Index for certain rental property, including the Company's office and warehouse complex. The Company deposited $765,000, $844,000 and $861,000 into the escrow account in 1993, 1994 and 1995, respectively.

   Upon termination of the leases, or the termination of the Petrolane lease guarantees, all amounts deposited into the escrow account, plus interest thereon, less any amounts disbursed, will be returned to the Company. At September 24, 1995, the escrow account had a cumulative balance of $5,584,000, compared to $4,446,000 and $3,481,000 as of September 25, 1994 and September 26, 1993, respectively.

   Petrolane, or its successor, has the right to cause the escrow holder to disburse funds from the amounts held in the escrow account any amounts which Petrolane or its successor may be required to pay as guarantor of the lease obligations of Stater Bros. Markets.

   Following is a summary of future minimum lease payments as of September 24, 1995:

                                                         Operating
                                                          Leases
                                                Capital   Minimum
     Fiscal Year                                Leases    Payment
     -----------                                -------  ---------
                                                  (In thousands)
     1996.....................................  $ 1,844   $ 18,113
     1997.....................................    1,844     16,496
     1998.....................................    1,814     15,499
     1999.....................................    1,760     15,342
     2000.....................................    1,693     14,471
     Thereafter...............................    3,418     52,827
                                                -------   --------

     Total minimum lease payments.............   12,373   $132,748
                                                          ========
     Less amounts representing interest.......    3,187
                                                -------
     Present value of minimum lease payments..    9,186
     Less current portion.....................    1,087
                                                -------
     Long-term portion........................  $ 8,099
                                                =======

                          STATER BROS. HOLDINGS INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 5 - LEASES (CONTD.)

   Rental expense and sublease income were as follows:

                                               52 Weeks Ended
                               ----------------------------------------------
                               Sept. 26, 1993  Sept. 25, 1994  Sept. 24, 1995
                               --------------  --------------  --------------
                                               (In thousands)
     Minimum rentals.........     $   20,919      $   19,708      $   17,906
     Rentals based on sales..     $    4,517      $    4,432      $    5,179
     Sublease income.........     $      984      $    1,066      $    1,018

   Aggregate sublease income to be received subsequent to September 24, 1995 is approximately $5,482,000.


NOTE 6 - PREFERRED STOCK

   Stater Bros. Markets has issued and outstanding 10 shares of its $11.00 Cumulative Redeemable Preferred Stock due in 2003 for $1,000 plus accrued and unpaid dividends. Dividends are accrued at the rate of $11.00 per share per annum. The preferred stock was issued in conjunction with a guarantee of Stater Bros. Markets lease obligations by Petrolane Incorporated (see Note 5). For as long as the $11.00 Cumulative Redeemable Preferred Stock remains outstanding, Stater Bros. Markets is subject to certain covenants. The most restrictive covenant limits the amount of dividends that may be paid to its stockholders to amounts that may be legally paid under applicable state laws. At September 24, 1995, accumulated earnings available for dividend distributions were approximately $165.0 million. In the event of non-compliance by Stater Bros. Markets, the holders of the preferred stock may elect the Board of Directors of Stater Bros. Markets. At September 24, 1995, Stater Bros. Markets was in compliance with these covenants.

   In September 1993 and September 1992, the Company exchanged $2.0 million and $1.6 million of notes payable to stockholders for 80,000 and 64,000 shares, respectively, of the Company's Series A Preferred Stock. As part of the Recapitalization Transaction (see Note 8), all of the outstanding Series A Preferred Stock was redeemed on March 8, 1994.


NOTE 7 - INCOME TAXES

   The provision for income taxes consisted of the following:

                                  52 Weeks Ended
                 ------------------------------------------------
                 Sept. 26, 1993   Sept. 25, 1994   Sept. 24, 1995
                 --------------   --------------   --------------
                                  (In thousands)
     Current
      Federal..      $   4,019        $   5,493        $   2,991
      State....          1,030            1,563              944
                     ---------        ---------        ---------
                         5,049            7,056            3,935
                     ---------        ---------        ---------

     Deferred
      Federal..           (616)            (976)             213
      State....             (7)            (224)              70
                     ---------        ---------        ---------
                          (623)          (1,200)             283
                     ---------        ---------        ---------
                     $   4,426        $   5,856        $   4,218
                     =========        =========        =========

                          STATER BROS. HOLDINGS INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 7 - INCOME TAXES (CONTD.)

   The current portion of Federal and State income taxes for fiscal year ended September 25, 1994 does not include the tax benefits associated with the extraordinary loss from the early extinguishment of debt. Such Federal and State tax benefits in 1994 amounted to $4,850,000 and $970,000.

   A reconciliation of the provision for income taxes to amounts computed at the federal statutory rate is as follows:

                                                         52 Weeks Ended
                                        ------------------------------------------------
                                        Sept. 26, 1993   Sept. 25, 1994   Sept. 24, 1995
                                        --------------   --------------   --------------
   Statutory federal income tax rate..           34.0%            34.3%             35.0%
   State franchise tax rate, net of
     federal income tax benefit.......            6.1              6.1               6.1
   Other..............................            3.6              (.4)             (2.6)
                                                 ----             ----              ----
                                                 43.7%            40.0%             38.5%
                                                 =====           ======             =====

   Deferred income taxes resulted from timing differences in recognizing revenue and expense for tax and financial statement purposes. The sources of these timing differences and the income tax (benefit) of each were as follows:

                                                         52 Weeks Ended
                                        ------------------------------------------------
                                        Sept. 26, 1993   Sept. 25, 1994   Sept. 24, 1995
                                        --------------   --------------   --------------
                                                         (In thousands)
   Accrued liabilities...............       $    (445)       $  (1,057)        $    366
   California franchise tax..........             (45)             307             (258)
   Uniform capitalization............               9              (20)              18
   Depreciation......................            (404)            (154)             542
   Other, net........................             262             (276)            (385)
                                            ---------        ---------         --------
                                            $    (623)       $  (1,200)        $    283
                                            ==========       ==========        =========

   The Company adopted Statement of Financial Accounting Standard No. 109 "Accounting for Income Taxes" (SFAS No. 109) effective at the beginning of fiscal 1994. Adoption of this statement in fiscal 1994 resulted in a gain of $372,000 from the cumulative effect of a change in accounting principle and a corresponding increase to deferred income taxes benefit of $372,000.

                          STATER BROS. HOLDINGS INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 7 - INCOME TAXES (CONTD.)

   SFAS No. 109 provides that income taxes are accounted for using the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Prior to the adoption of SFAS No. 109, income tax expense was determined using the deferred method. Deferred tax assets and liabilities were based on items of income and expense that were reported in different years in the financial statements and tax returns and were measured at the tax rate in effect in the year the differences originated.

   Components of deferred income taxes are as follows:

                                                    Sept. 25, 1994   Sept. 24, 1995
                                                    --------------   --------------
                                                             (In thousands)
        Deferred income tax assets:
        --------------------------
        Property and equipment                             $ 2,117          $ 1,542
        Self-insurance reserves                              5,727            4,313
        Accrued payroll and related liabilities              2,022            2,218
        Inventories                                          1,200            1,140
                                                           -------          -------
           Total deferred income tax assets                 11,066            9,213

        Deferred income tax liabilities:
        -------------------------------
        Investment in dairy                                 (1,046)            (630)
        Other                                               (1,393)            (816)
                                                           -------          -------
           Total deferred income tax liabilities            (2,439)          (1,446)
                                                           -------          -------

        Net deferred income tax assets                     $ 8,627          $ 7,767
                                                           =======          =======

   Although there can be no assurances as to future taxable income of the Company, the Company believes that its expectations of future taxable income, when combined with the income taxes paid in prior years, will be adequate to realize the deferred income tax assets.

NOTE 8 - RELATED PARTY TRANSACTIONS

   Investment in Stock

   During 1989, the Company acquired 311,404 shares of Common Stock of Craig Corporation (the "Craig Common Stock") for $4.0 million. Craig Corporation ("Craig") is a stockholder of the Company. The Company had the right to require Craig to purchase the Craig Common Stock for $4.0 million in May 1994. In 1993, the Company entered into a series of separate agreements (the "Recapitalization") with Craig (see Note 12). Upon the earlier of the completion of the Recapitalization Transaction or March 31, 1994, subject to applicable California law governing distributions to shareholders, the Company was obligated to sell, transfer and assign the Common Stock of Craig to Craig in exchange for Craig's agreement not to exercise its rights under, or be entitled to certain benefits of the Agreement of Stockholders of Stater Bros. Holdings Inc. dated as of May 10, 1989, as amended effective September 3, 1993 and to stand still during the time period from October 1, 1993 to the earlier of the completion of the Recapitalization or March 31, 1994 in order to allow the Company time to complete the Recapitalization. The Company transferred the 311,404 shares of Common Stock of Craig to Craig in August 1994.

   Consulting Agreements and Covenant Not to Compete

   Since January 1, 1989, the Company has entered into various consulting agreements (the "Agreements") with its stockholders, La Cadena Investments, a California general

                          STATER BROS. HOLDINGS INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 8 - RELATED PARTY TRANSACTIONS (CONTD.)

   Consulting Agreements and Covenant Not to Compete (contd.)

partnership, and Craig, that required La Cadena and Craig to provide consultation and advice to the Company in connection with general business, financial, management consulting, real estate acquisition and development, and product diversification matters (collectively the "Consulting Services"). All fees payable under the Agreements were subject to and subordinate to provisions of the Company's credit agreements. The Agreements entered into in February 1992 provided for the stockholders to continue to render consulting services through fiscal 1993 and terminated on September 26, 1993. Throughout fiscal 1993, the stockholders were negotiating with each other and the Company with respect to the Recapitalization Transaction (see Note 12). During fiscal 1993, consulting services rendered pursuant to these Agreements were de minimis and, accordingly, it was determined that no fees were payable under the terms of the Agreements for the fiscal year ended September 26, 1993. Pursuant to a Consulting Agreement dated as of September 3, 1993 (the "Consulting Agreement"), which became effective and commenced as of the Recapitalization Closing, Craig will render consulting services to the Company for a five-year period and Craig has agreed not to engage in any business that competes with the Company in any of the five counties in which the Company operates until the end of the five-year period of the Consulting Agreement. In consideration for such consulting services, the Company will pay Craig $1.5 million per year thereafter, payable quarterly during the term of the Consulting Agreement. Expenses of $.8 million and $1.5 million were incurred under the various consulting agreements in 1994 and 1995, respectively. Additionally, at the Recapitalization Closing, the Company paid Craig $5.0 million which is amortized to earnings over the five-year term of the covenant not to compete included in the Consulting Agreement.


NOTE 9 - RETIREMENT PLANS

   Pension Plan

   The Company has a noncontributory defined benefit pension plan covering substantially all non-union employees. The plan provides for benefits based on an employee's compensation during the three years before retirement. The Company's funding policy for this plan is to contribute annually at a rate that is intended to provide sufficient assets to meet future benefit payment requirements.

   Net periodic pension cost included the following components:

                                                               52 Weeks Ended
                                              ------------------------------------------------
                                              Sept. 26, 1993   Sept. 25, 1994   Sept. 24, 1995
                                              --------------   --------------   --------------
                                                               (In thousands)
   Service cost - benefits earned during
    the period..............................       $    689         $    653         $    619
   Interest cost on projected benefit
    obligation..............................            701              762              862
   Actual return on assets..................           (444)             240             (735)
   Net amortization and deferral............             53             (808)             200
                                                   --------         --------         --------
   Net periodic pension cost                       $    999         $    847         $    946
                                                   ========         ========         ========
   Assumptions used for accounting were:
   Discount rate............................           8.0%             8.0%             8.0%
   Rate of increase in compensation levels..           5.0%             5.0%             5.0%
   Expected long-term rate of return on
    assets..................................           9.0%             9.0%             9.0%

                          STATER BROS. HOLDINGS INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 9 - RETIREMENT PLANS (CONTD.)

   Pension Plan (contd.)

   The following table sets forth the plan's funded status and amounts recognized in the Company's balance sheet at:

                                                      Sept. 26, 1993   Sept. 25, 1994   Sept. 24, 1995
                                                      --------------   --------------   --------------
                                                                       (In thousands)

   Actuarial present value of benefit obligations:
    Vested benefit obligation.......................      $    6,485       $    7,551       $    9,400
                                                          ==========       ==========       ==========
    Accumulated benefit obligation..................      $    6,687       $    7,803       $    9,717
                                                          ==========       ==========       ==========
   Projected benefit obligation.....................      $   (9,435)      $  (10,845)      $  (13,484)
   Plan assets at fair value,
    primarily notes and bonds.......................           6,746            6,821            8,138
                                                          ----------       ----------       ----------
   Projected benefit obligation in
    excess of plan assets...........................          (2,689)          (4,024)          (5,346)
   Unrecognized net loss............................           1,254            2,227            3,407
   Unrecognized prior service cost..................              32               29              (76)
   Unrecognized net obligations established
    October 1, 1987.................................             297              270              243
                                                          ----------       ----------       ----------
   Pension (liability) recognized in the
    balance sheet...................................      $   (1,106)      $   (1,498)      $   (1,772)
                                                          ==========       ==========       ==========

   Expenses recognized for this retirement plan were $1,617,000, $1,085,000 and $967,000 in 1993, 1994 and 1995, respectively.

   Profit Sharing Plan

   The Company has a noncontributory defined contribution profit sharing plan covering substantially all non-union employees. Union employees may participate if their collective bargaining agreement specifically provides for their inclusion. The Company may contribute up to 7.5% of total compensation paid or accrued during the year to each plan participant subject to limitations imposed by the Internal Revenue Code. The Company recognized expenses for this plan in the amount of $277,000, $320,000 and $357,000 in 1993, 1994 and 1995,
respectively.

   Multi-Employer Plans

   The Company also contributes to multi-employer defined benefit retirement plans in accordance with the provisions of the various labor agreements that govern the plans. Contributions to these plans are generally based on the number of hours worked. Information for these plans as to vested and non-vested accumulated benefits and net assets available for benefits is not available.

                          STATER BROS. HOLDINGS INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 9 - RETIREMENT PLANS (CONTD.)

   Multi-Employer Plans (contd.)

   The Company's expense for these retirement and health and welfare plans consisted of the following:

                                                        52 Weeks Ended
                                        ----------------------------------------------
                                        Sept. 26, 1993  Sept. 25, 1994  Sept. 24, 1995
                                        --------------  --------------  --------------
                                                        (In thousands)
   Multi-Employer Pension Plans.......     $  4,367         $  7,234        $  5,688
   Multi-Employer Health and Welfare..       35,568           20,901          36,320
                                           --------         --------        --------
   Total Multi-Employer Benefits......     $ 39,935         $ 28,135        $ 42,008
                                           ========         ========        ========

   In conjunction with a three-year collective bargaining agreement entered into in 1993, the Company received a $13.7 million credit which was applied against employer contributions to multi-employer health and welfare benefit plans which was recovered monthly during fiscal 1994. The Company received an additional $0.8 million credit applied against employer contributions during the fourth quarter of fiscal 1995.



NOTE 10 - LABOR RELATIONS

   The Company entered into a four-year collective bargaining agreement with the retail clerks and meat cutters collective bargaining units in October 1995 and entered into a four-year collective bargaining agreement in September 1994 with the teamsters collective bargaining units.



NOTE 11 - LITIGATION MATTERS

   In the ordinary course of its business, the Company is party to various legal actions which the Company believes are incidental to the operation of the business of the Company and its subsidiaries. The Company has recorded reserves for loss contingencies based on the specific circumstances of each case. Such reserves are recorded when the occurrence of loss is probable and can be reasonably estimated. The Company believes that the outcome of such legal proceedings to which the Company is currently a party will not have a material adverse effect upon its results of operations or its consolidated financial condition.

   On May 2, 1993, the Company was named as a defendant along with all of the other major supermarket chains located in the Los Angeles County area in a class action complaint filed in the California Superior Court in Los Angeles, California, alleging among other things that the milk pricing policies of each of the defendants violate certain antitrust laws and regulations under California law. In this class action lawsuit, Barela et al. v. Ralphs Grocery Co. et al., plaintiffs seek unspecified damages. The principal allegations of the complaint are that milk prices of the defendants operating in the Los Angeles County area are higher than milk prices for the same products in the San Francisco Bay area and that the prices for such products in Los Angeles County are higher than the prices charged in Riverside and San Bernardino counties. Because the Company does not conduct business in the San Francisco Bay area and its prices for milk are generally consistent throughout all of its supermarkets in the Los Angeles County area and Riverside and San Bernardino counties, the Company believes the

                          STATER BROS. HOLDINGS INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 11 - LITIGATION MATTERS (CONTD.)

claim is without merit with respect to the Company and the Company intends to vigorously defend such litigation. The Company believes that the ultimate outcome of this litigation will not have a material adverse effect on the Company's results of operations or its consolidated financial condition.



NOTE 12 - RECAPITALIZATION TRANSACTION

   Since January 1988, the equity of the Company has been beneficially owned equally by Craig Corporation and by La Cadena Investments ("La Cadena"), a California general partnership consisting of three senior officers of the Company including Mr. Brown, Chairman of the Board, President and Chief Executive Officer of the Company. Pursuant to the Recapitalization Transaction entered into as of September 3, 1993, as amended, among the Company, La Cadena and Craig (and an affiliate of Craig), simultaneously with the closing of the offering of $165 million of 11% Senior Notes, (the "Notes") on March 8, 1994, La Cadena acquired effective voting control of the Company, and the Company made certain cash payments and distributions to Craig or into escrow for the benefit of Craig, totaling approximately $41.8 million in the aggregate, including the purchase of an option to purchase Craig's equity interest in the Company. In addition, the Company redeemed its 9.8% Senior Notes due 2001 and repaid certain other outstanding indebtedness. Such transactions with the Company, La Cadena and Craig and repayment of debt are collectively referred to as the "Recapitalization" or the "Recapitalization Transaction".

   The following paragraphs describe the Recapitalization, all of which were completed on or before March 8, 1994 (the "Recapitalization Closing"), except for those transactions described below as occurring after such time.

RECLASSIFICATION OF COMMON STOCK

   The Company amended its Certificate of Incorporation to provide for two classes of common stock designated "Common Stock" and "Class A Common Stock", and two series of preferred stock designated "Series A Preferred Stock" and "Series B Preferred Stock". The existing shares of outstanding common stock were classified as Common Stock, and at the Recapitalization Closing, holders of such stock were afforded the right to exchange all such shares into a like
number of shares of Class A Common  Stock.   At  the  Recapitalization Closing,
La Cadena exchanged its shares of Common Stock for shares of Class A Common Stock and Craig retained its shares of Common Stock (subject to the Company's right to convert such shares of Common Stock into shares of Series B Preferred Stock, and subject to the Company's option to acquire such shares of Common Stock or, subsequent to such conversion, Series B Preferred Stock, as described below).

   Following the Recapitalization Closing, the rights of holders of the Common Stock and Class A Common Stock are identical except with respect to voting. For a period of five years following the Recapitalization Closing, each share of Class A Common Stock is entitled to 1.1 votes and each share of Common Stock is entitled to one vote, giving La Cadena approximately 52% and Craig approximately 48% of the total voting power of the Company. Holders of the Common Stock are entitled to elect one director of the Company during such five-year period. At the end of the five-year period, each share of Common Stock and each share of Class A Common Stock will be entitled to one vote.

                          STATER BROS. HOLDINGS INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DIVIDEND ON COMMON STOCK

   The Board of Directors of the Company declared a dividend of $400 per share of Common Stock, payable to holders of record at the close of business on the day following the Recapitalization Closing. As a result of the amendment of the Company's Certificate of Incorporation and the exchange by La Cadena of its shares of Common Stock into Class A Common Stock, the aggregate amount of the dividends paid on the Common Stock was $20.0 million, and the entire dividend amount was paid to Craig.

RIGHT TO CONVERT COMMON STOCK INTO SERIES B PREFERRED STOCK

   Pursuant to the Option Agreement dated as of September 3, 1993, between the Company and Craig, as amended (the "Option Agreement"), the Company has the right, at its option, for a period of two years from the Recapitalization Closing (March 8, 1994), to convert the Common Stock into 693,650 shares of Series B Preferred Stock. Holders of the Series B Preferred Stock will have the right to elect one director of the Company. In addition, as long as all the shares of Series B Preferred Stock are beneficially owned by Craig, the holder of the Series B Preferred Stock will have the right to vote as a single class with holders of all other voting stock of the Company, and the voting power of the Series B Preferred Stock will equal 20% of the total voting power of such combined class. In the event dividends on the Series B Preferred Stock in respect of any two or more quarterly dividend periods shall be and remain unpaid, so long as the majority of the shares of Series B Preferred Stock are beneficially owned by Craig, the holders of the Series B Preferred Stock will have the right to elect a majority of the Company's directors. In the event Craig ceases to be the beneficial owner of a majority of the Series B Preferred Stock, the right of the holders of the Series B Preferred Stock to elect one director will be suspended, and if dividends on the Series B Preferred Stock in respect of any two or more quarterly dividend periods shall be and remain unpaid, the holders of the Series B Preferred Stock will have the right to elect only two directors of the Company. In addition, the Option Agreement prohibits the Company and its Subsidiaries from issuing or selling any shares of their capital stock to any person or entity, unless and until the Common Stock is converted into Series B Preferred Stock.

   Dividends on the Series B Preferred Stock, if issued, will commence to accrue on the second anniversary of the Recapitalization Closing (the "Accrual Date"), at the rate of 10.5% per annum for the first 78 months following the Accrual Date. Commencing with the 79th month following the Accrual Date, the dividend rate will increase to 12% per annum, and will further increase each twelfth month thereafter by 100 basis points per year, to a maximum rate of 15% per annum.

OPTION TO ACQUIRE COMMON STOCK OR SERIES B PREFERRED STOCK

   Pursuant to the Option Agreement, the Company has the option to purchase all, but not less than all, shares of the Common Stock held by Craig immediately after the Recapitalization Closing for a purchase price, in cash, of $60.0 million plus an adjustment factor equal to 8.833% per annum from the time of the Recapitalization Closing, compounded annually. The option may be exercised with respect to such Common Stock at any time prior to the second anniversary of the Recapitalization Closing. At such time, if the Company has not exercised its right to convert such Common Stock into Series B Preferred Stock, the option will expire. If the Company shall have exercised its right to convert such Common Stock into Series B Preferred Stock, the option will remain in effect until the twelfth anniversary of the Recapitalization Closing and will entitle the Company to purchase all, but not less than all, such shares of the Series B Preferred Stock. With respect to the Series B Preferred Stock, the exercise price of the option will be $69.4 million to be paid to Craig. Of the $14.7 million option price, $2.7 million was paid to Craig at the Recapitalization Closing. Payment of the

                          STATER BROS. HOLDINGS INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

OPTION TO ACQUIRE COMMON STOCK OR SERIES B PREFERRED STOCK (CONTD.)

remaining $12.0 million (the "Deferred Portion") was deposited into an escrow account for the benefit of Craig, and was paid to Craig on August 23, 1994.

   Pursuant to the Option Agreement, holders of Series B Preferred Stock are entitled to certain registration rights. In addition, holders of Series B Preferred Stock have the right to require the redemption of all, but not less than all, the Series B Preferred Stock owned by such holder in the event of certain changes of control of the Company or in the event Jack H. Brown shall cease to be the Chief Executive Officer of the Company, other than by reason of death, disability or retirement in accordance with the Company's normal retirement policies.

   The Option Agreement also prohibits the Company and its subsidiaries from issuing or selling any shares of their capital stock to any person or entity, unless and until the Common Stock is converted into Series B Preferred Stock.

CONSULTING AGREEMENT AND COVENANT NOT TO COMPETE

   Pursuant to the Consulting Agreement dated as of September 3, 1993 (the "Consulting Agreement"), effective and commencing as of the Recapitalization Closing, Craig will render consulting services to the Company for a five-year period. In consideration for such consulting services, the Company will pay Craig $1.5 million per year, payable quarterly during the term of the Consulting Agreement. The Company will have the right to terminate its obligations under the Consulting Agreement in the event it exercises its option to purchase the Common Stock or Series B Preferred Stock owned by Craig. Additionally, at the Recapitalization Closing, and in accordance with the terms of the Consulting Agreement, Craig has agreed not to engage in any business that competes with the Company in any of the five counties in which the Company operates until the end of the five-year period of the Consulting Agreement. The Company paid Craig $5.0 million at the Recapitalization Closing which is amortized to earnings over the five-year term of the covenant not to compete included in the Consulting Agreement.

REDEMPTION OF SERIES A PREFERRED STOCK AND PAYMENT OF INTEREST ON STOCKHOLDER NOTES

   Pursuant to the Option Agreement, at the Recapitalization Closing, the Company purchased from Craig 72,000 shares of the Company's Series A Preferred Stock, currently held by Craig, for a total purchase price of $1.8 million plus accrued and unpaid dividends and paid approximately $79,000 to Craig as payment of all unpaid interest owing to Craig on a stockholder note. In addition, the Company purchased from La Cadena 72,000 shares of the Company's Series A Preferred Stock, currently held by La Cadena, for a total purchase price of $1.8 million, plus accrued and unpaid dividends and paid approximately $79,000 to La Cadena as payment of all unpaid interest owing to La Cadena on a stockholder note. In September 1993 and September 1992, the Company issued 40,000 shares and 32,000 shares, respectively, of the Company's Series A Preferred Stock to each of Craig and La Cadena in payment of all principal owing on such shareholder notes.

TRANSFER OF CRAIG COMMON STOCK

   Pursuant to the Second Amended and Restated Stock Agreement dated as of January 12, 1994, (the "Craig Stock Agreement"), among the Company, Craig, La Cadena and James J. Cotter, in consideration for a standstill agreement by Craig, the Company agreed to transfer to Craig 311,404 shares of Craig's common stock owned by the Company at such time following the Recapitalization Closing as the Company determined it was legally entitled to do so under applicable law governing distributions to shareholders. Such agreement resulted in a pre-tax

                                                                       EXHIBIT K
--------------------------------------------------------------------------------
                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                   FORM 10-Q

                                  (Mark One)
     X QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
    ---
                             EXCHANGE ACT OF 1934

                 For the quarterly period ended June 23, 1996

                                      OR

     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
 --
                             EXCHANGE ACT OF 1934

                        For the transition from __ to__

                       Commission file number 001-13222
                                              ---------

                          STATER BROS. HOLDINGS INC.
            (Exact name of registrant as specified in its charter)


                                   Delaware
                                   --------
               (State or other jurisdiction of incorporation or
                                 organization)

                                  33-0350671
                                  ----------
                     (I.R.S. Employer Identification No.)


          21700 Barton Road
          Colton, California                                 92324
          ------------------                                 -----
(Address of principal executive offices)                   (Zip Code)

Registrant's telephone number, including area code       (909) 783-5000
                                                         --------------

                                Not Applicable
                                --------------
  (Former name, former address and former fiscal year, if changed since last report.)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No .
                                       ---  --

            As of July 17, 1996, there were issued and outstanding 50,000 shares of the registrant's Class A Common Stock

-------------------------------------------------------------------------------

                          STATER BROS. HOLDINGS INC.
                                 JUNE 23, 1996

                                     INDEX


PART I          FINANCIAL INFORMATION (Unaudited)                                               Page
------          ---------------------------------                                               ----

Item 1.         Financial Statements

                Consolidated Balance Sheets (Unaudited) as of September 24, 1995
                  and June 23, 1996                                                              3

                Consolidated Statements of Income (Unaudited) for the 39 weeks ended
                  June 25, 1995 and June 23, 1996                                                5

                Consolidated Statements of Income (Unaudited) for the 13 weeks ended
                  June 25, 1995 and June 23, 1996                                                6

                Consolidated Statements of Cash Flows (Unaudited) for the 39 weeks
                  ended June 25, 1995 and June 23, 1996                                          7

                Notes to Consolidated Financial Statements (Unaudited)                           8

Item 2.         Management's Discussion and analysis of Financial
                Condition and Results of Operations                                             10


Part II         OTHER INFORMATION
-------         -----------------

Item 1.         Legal Proceedings                                                               15

Item 2.         Changes in Securities                                                           15

Item 3.         Defaults upon Senior Securities                                                 16

Item 4.         Submission of Matters to a Vote of Security Holders                             16

Item 5.         Other Information                                                               16

Item 6.         Exhibits and Reports on Form 8-K                                                16


SIGNATURES                                                                                      19

PART I-FINANCIAL INFORMATION

Item 1. FINANCIAL STATEMENTS
------

                          STATER BROS. HOLDINGS INC.
                         CONSOLIDATED BALANCE SHEETS
                                 (Unaudited)
                                (In thousands)

                                    ASSETS
                                                         Sept. 24,       June 23,
                                                           1995            1996
                                                         ---------       --------
Current Assets
   Cash and cash equivalents........................    $  26,308     $   49,859
   Receivables......................................       15,877         18,461
   Inventories......................................      107,146        108,788
   Prepaid expenses.................................        3,591          4,172
   Deferred income taxes............................        2,792          2,792
   Properties held for sale.........................        2,933          2,795
                                                        ---------      ---------

Total current assets................................      158,647        186,867

Investment in unconsolidated affiliate..............        9,250          8,315


Property and equipment
   Land.............................................       20,653         16,023
   Buildings and improvements.......................       96,653         86,989
   Store fixtures and equipment.....................       68,338         75,571
   Property subject to capital leases...............       14,368         14,368
                                                         --------       --------
                                                          200,012        192,951


   Less accumulated depreciation and amortization...       81,385         85,092
                                                         --------       --------
                                                          118,627        107,859


Deferred income taxes...............................        4,975          4,973
Deferred debt issuance cost, net....................        6,423          5,538
Lease guarantee escrow..............................        5,584          6,471
Other assets........................................       10,576          8,523
                                                         --------       --------


Total assets........................................     $314,082       $328,546
                                                         ========       ========

    See accompanying notes to unaudited consolidated financial statements.

                          STATER BROS. HOLDINGS INC.
                    CONSOLIDATED BALANCE SHEETS (Continued)
                                  (Unaudited)
                     (In thousands, except share amounts)

                     LIABILITIES AND STOCKHOLDERS' EQUITY

                                                         Sept. 24,    June 23,
                                                           1995         1996
                                                         ---------    --------
Current Liabilities
   Accounts payable...................................   $ 67,604     $ 62,655
   Accrued payroll and related expenses...............     22,289       23,467
   Other accrued liabilities..........................     22,653       29,698
   Current portion of capital lease obligations.......      1,087        1,087
                                                         --------     --------

Total current liabilities.............................    113,633      116,907

Long-term debt........................................    165,000      165,000
Capital lease obligations, less current portion.......      8,099        7,293
Long-term portion of self-insurance reserves..........     13,031       13,031
Other long-term liabilities...........................        741        2,569

Series B Preferred Stock..............................          -       69,365

Stockholders' equity
   Common Stock, $.01 par value:
     Authorized shares - 100,000
     Issued and outstanding shares - 50,000 in 1995,
      0 in 1996.......................................          1            -
   Class A Common Stock, $.01 par value:
     Authorized shares - 100,000
     Issued and outstanding shares - 50,000...........          1            1
   Additional paid-in capital.........................     12,715       12,715
   Retained earnings..................................     15,511      (43,685)
   Less option to acquire stock.......................    (14,650)     (14,650)
                                                         --------     --------

Total stockholders' equity............................     13,578      (45,619)
                                                         --------     --------

Total liabilities and stockholders' equity............   $314,082     $328,546
                                                         ========     ========

    See accompanying notes to unaudited consolidated financial statements.

                          STATER BROS. HOLDINGS INC.
                       CONSOLIDATED STATEMENTS OF INCOME
                                  (Unaudited)
              (In thousands, except per share and share amounts)



                                                           39 Weeks Ended
                                                           --------------
                                                       June 25,       June 23,
                                                         1995           1996
                                                       --------       --------
Sales..............................................  $1,177,288     $1,244,312
Cost of goods sold.................................     914,424        959,246
                                                      ---------      ---------
Gross profit.......................................     262,864        285,066

Operating expenses
   Selling, general and administrative expenses....     229,170        239,252
   Depreciation and amortization...................       8,622          9,220
   Consulting fees.................................       1,122          1,125
                                                      ---------      ---------
Total operating expenses...........................     238,914        249,597
                                                      ---------      ---------

Operating profit...................................      23,950         35,469

Interest income....................................         608          1,309
Interest expense...................................     (15,227)       (14,943)
Equity in earnings (loss) from unconsolidated
 affiliate.........................................        (562)          (935)
Other income - net.................................          89           (187)
                                                      ---------      ---------
Income before income taxes.........................       8,858         20,713
Income taxes.......................................       3,543          8,390
                                                      ---------      ---------
Net Income.........................................  $    5,315     $   12,323
                                                      ---------      ---------
   Less preferred dividends........................           -          2,155
                                                      ---------      ---------

Earnings available to common shareholders..........  $    5.315     $   10.168
                                                      ---------      ---------

Earnings per common share:.........................  $    53.15     $   126.75
                                                      ---------      ---------

Average common shares outstanding..................     100.000         80.220
                                                        -------         ------

Shares outstanding at end of period................     100.000         50.000
                                                        -------         ------



    See accompanying notes to unaudited consolidated financial statements.

                          STATER BROS. HOLDINGS INC.
                       CONSOLIDATED STATEMENTS OF INCOME
                                  (Unaudited)
              (In thousands, except per share and share amounts)

                                                             13 Weeks Ended
                                                             --------------
                                                           June 25,   June 23,
                                                             1995       1996
                                                           --------   --------
Sales....................................................  $396,072   $429,349
Cost of goods sold.......................................   306,088    330,092
                                                           --------   --------
Gross profit.............................................    89,984     99,257

Operating expenses
  Selling, general and administrative expenses...........    78,024     83,636
  Depreciation and amortization..........................     2,946      3,058
  Consulting fees........................................       374        375
                                                           --------   --------
Total operating expenses.................................    81,344     87,069
                                                           --------   --------
Operating profit.........................................     8,640     12,188

Interest income..........................................       288        602
Interest expense.........................................    (5,006)    (5,019)
Equity in earnings (loss) from unconsolidated affiliate..      (298)      (387)
Other income - net.......................................       (19)       (11)
                                                           --------   --------
Income before income taxes...............................     3,605      7,373
Income taxes.............................................     1,443      2,988
                                                           --------   --------
Net income...............................................  $  2,162   $  4,385
                                                           --------   --------

  Less preferred dividends...............................         -      1,816
                                                           --------   --------

Earnings available to common shareholders................  $  2,162   $  2,569
                                                           --------   --------

Earnings per common share................................  $  21.62   $  51.38
                                                           --------   --------

Average common shares outstanding........................   100,000     50,000
                                                           --------   --------

Shares outstanding at end of period......................   100,000     50,000
                                                           --------   --------

    See accompanying notes to unaudited consolidated financial statements.

                          STATER BROS. HOLDINGS INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (Unaudited)
                                (In thousands)

                                                                                 39 Weeks Ended
                                                                                 --------------
                                                                               June 25,    June 23,
                                                                                 1995        1996
                                                                               -------     -------
Operating activities:
Net income..................................................................   $ 5,315     $12,323
Adjustments to reconcile net income to net cash provided
 by operating activities:
   Depreciation and amortization............................................     8,622       9,220
   Provision for deferred income taxes......................................       670           2
   (Gain) loss on disposals of assets.......................................       (89)        187
   Net undistributed loss in investment in unconsolidated affiliate.........       562         935
   Changes in operating assets and liabilities:
    (Increase) decrease in receivables......................................      (333)     (2,584)
    (Increase) decrease in inventories......................................    (2,654)     (1,642)
    (Increase) decrease in prepaid expenses.................................      (588)       (581)
    (Increase) decrease in other assets.....................................    (1,324)      1,167
    Increase (decrease) in accounts payable.................................       876      (4,949)
    Increase (decrease) in accrued liabilities and long-term
     portion of self-insurance reserves.....................................      (380)      7,463
                                                                               -------     -------

Net cash provided by operating activities...................................    10,677      21,541
                                                                               -------     -------

Investing activities:
Purchase of property and equipment..........................................    (9,734)    (13,658)
Proceeds from sale of property and equipment and properties
 held for sale..............................................................       482      18,629
                                                                               -------     -------

Net cash (used in) provided by investing activities.........................    (9,252)      4,971
                                                                               -------     -------

Financing activities:
Proceeds from notes payable borrowings......................................       100           -
Preferred stock dividends...................................................         -      (2,155)
Redemption of common stock..................................................         -     (69,365)
Issuance of preferred stock.................................................         -      69,365
Principal payments on long-term debt and capital lease obligations..........      (868)       (806)
                                                                               -------     -------

Net cash (used by) financing activities.....................................      (768)     (2,961)
                                                                               -------     -------

Net increase (decrease) in cash and cash equivalents........................       657      23,551
Cash and cash equivalents at beginning of period............................    21,289      26,308
                                                                               -------     -------

Cash and cash equivalents at end of period..................................   $21,946     $49,859
                                                                               -------     -------

Supplementary information:
Interest paid...............................................................   $10,216     $ 9,938
Income taxes paid...........................................................   $ 2,810     $ 7,175


    See accompanying notes to unaudited consolidated financial statements.

                          STATER BROS. HOLDINGS INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (Unaudited)
                                 JUNE 23, 1996

Note 1 - Basis of Presentation

     In the opinion of management, the accompanying unaudited consolidated financial statements contain all normal recurring adjustments necessary to present fairly the financial position of Stater Bros. Holdings Inc. (the "Company") and its subsidiaries as of June 25, 1995 and June 23, 1996 and the results of its operations and cash flows for the thirty-nine weeks ended June 25, 1995 and June 23, 1996. These consolidated financial statements should be read in conjunction with the audited financial statements and notes thereto included in the Company's latest annual report filed on Form 10-K. The operating results for the thirty-nine weeks ended June 23, 1996 are not necessarily indicative of the results of operations for a full year.

Note 2 - Income Taxes

     The provision for income taxes for the thirty-nine weeks ended June 25, 1995 and June 23, 1996 consists of the following:

                                                       39 Weeks Ended
                                                       --------------
                                               June 25, 1995    June 23, 1996
                                               -------------    -------------
                                                       (In thousands)


     Federal Income Taxes                         $  3,034         $  7,198
     State Income Taxes                                509            1,192
                                                  --------         --------
                                                  $  3,543         $  8,390
                                                  ========         ========

Note 3 - Conversion of Common Stock into Series B Preferred Stock

     In March 1994, the Company acquired, for $14.7 million, an option to purchase all, but not less than all, shares of the Common Stock held by Craig for a cash purchase price of $60.0 million plus an adjustment factor equal to 8.833% per annum from March 8, 1994 to March 8, 1996, compounded annually and $69,365,000 thereafter, provided the Common Stock of the Company held by Craig is converted into shares of Series B Preferred Stock of the Company.

     The Option Agreement also include an option available to the Company to convert the Company's 50,000 shares of Common Stock held by Craig Corporation into 693,650 shares of 10.5% Series B Preferred Stock on or before March 8, 1996.

     Effective March 8, 1996, the Company exercised its option and converted the Company's 50,000 shares of Common Stock held by Craig Corporation into 693,650 shares of the Company's Series B Preferred Stock. The Series B Preferred Stock is redeemable by the Company in whole but not in part for $69.4 million plus accrued and unpaid dividends. The holders of the Series B Preferred Stock can, beginnning in the year 2009, cause the Company to redeem such Preferred Stock. Dividends on the Preferred Stock will be paid quarterly in arrears at the rate of 10.5% per annum through September 2002, and beginning in October 2002, will increase to 12% per annum and will increase by 100 basis points per year thereafter to a maximum rate of 15% per annum.

                          STATER BROS. HOLDINGS INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (Unaudited)
                                 JUNE 23, 1996

Note 4 - Consulting Agreement and Covenant Not To Compete

     Pursuant to the Consulting Agreement dated as of September 3, 1993 (the "Consulting Agreement"), effective and commencing March 8, 1994, Craig will render consulting services to the Company for a five-year period. In consideration for such consulting services, the Company will pay Craig $1.5 million per year, payable quarterly during the term of the Consulting Agreement. The Company will have the right to terminate its obligations under the Consulting Agreement in the event it exercises its option to purchase the Common Stock or Series B Preferred Stock owned by Craig. Additionally, in accordance with the terms of the Consulting Agreement, Craig has agreed not to engage in any business that competes with the Company in any of the five counties in which the Company operates until the end of the five-year period of the Consulting Agreement. The Company paid Craig $5.0 million March 8, 1994 which is amortized to earnings over the five-year term of the covenant not to compete included in the Consulting Agreement.

Note 5 - Unconsolidated Affiliate

     The Company owns 49.6% of Santee Dairies, Inc. ("Santee"), an operator of a fluid mike processing plant located in Los Angeles, California. The Company purchases a substantial portion of the fluid mike products offered for sale in its supermarkets from Santee. The Company does not provide any guarantees regarding the Santee operations. Accordingly, the Company accounts for its investment in Santee using the equity method of accounting.

Note 6 - Reclassifications

     Certain amounts in the prior periods have been reclassified to conform to the current period financial statement presentation.

                          STATER BROS. HOLDINGS INC.
                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

PART I - FINANCIAL INFORMATION (contd.)

Item 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
-------
        OF OPERATIONS

        OWNERSHIP OF THE COMPANY
        Effective March 8, 1996, La Cadena Investments ("La Cadena") became the sole Common Shareholder of the Company and holds all of the shares of Class A Common Stock which are entitled to 1.1 votes per share. La Cadena Investments is a California General Partnership whose partners include Jack H. Brown, Chairman of the Board, President and Chief Executive Officer of the Company and other members of senior management of the Company. Jack H. Brown has a majority interest in La Cadena and is the managing general partner with the power to vote the shares of the Company held by La Cadena.

        RECAPITALIZATION TRANSACTION
        In March 1994, the Company completed a Recapitalization Transaction (the "Recapitalization") which transferred effective voting control of the Company to La Cadena, reclassified the Company's outstanding equity, provided for certain cash payments and distributions to Craig Corporation ("Craig"), previously a shareholder of the Company, and provided the Company with an option to acquire Craig's remaining equity in Stater Bros. Holdings Inc. The Recapitalization was funded through an offering of $165.0 million of 11% Senior Notes due 2001 which are listed and trade on the American Stock Exchange.

        Effective March 8, 1996, pursuant to options available to the Company included in a certain Option Agreement entered into in March 1994, as part of the Recapitalization between the Company and Craig Corporation, the Company exercised its right to convert all of the Common Stock held by Craig Corporation into 693,650 shares of 10.5% Series B Preferred Stock. The redemption value of the Series B Preferred Stock is $100 per share for an aggregate value of $69,365,000. Dividends on the Series B Preferred Stock will be paid quarterly in arrears.

        RESULTS OF OPERATIONS
        The following table sets forth certain income statement components expressed as a percent of sales for the thirteen and thirty-nine weeks ended June 23, 1996 and June 25, 1995.


                                      Thirteen Weeks        Thirty-Nine Weeks
                                      --------------        -----------------
                                      1996      1995        1996         1995
                                      ----      ----        ----         ----

        Sales                        100.00%  100.00%      100.00%      100.00%
        Gross profit                  23.12    22.72        22.91        22.33
        Selling, general and
         administrative expense       19.48    19.70        19.23        19.47
        Depreciation and amortization   .71      .74          .74          .73
        Consulting fees                 .09      .10          .09          .10
        Other (income)(net)            (.05)     .01         (.01)        (.01)
        Interest expense               1.17     1.26         1.20         1.29
        Earnings before income taxes   1.72%     .91%        1.66%         .75%

                          STATER BROS. HOLDINGS INC.
                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS (contd.)
Total sales for the thirteen weeks ended June 23, 1996 increased 8.4% and amounted to $429.3 million compared to $396.1 million for the like period in 1995. Total sales for the thirty-nine weeks year to date ended June 23, 1996 increased 5.7% and amounted to $1,244.3 million compared to $1,177.3 million for the same period in 1995. Like store sales increased 8.5% for the quarter and increased 6.1% for the year to date period. The Company operated 110 supermarkets at June 23, 1996 and at June 25, 1995.

Gross profits for the thirteen weeks ended June 23, 1996, amounted to $99.3 million or 23.12% of sales compared to $90.0 million or 22.72% of sales in the same period of the prior year. During the quarter ended June 23, 1996, the Company continued to introduce higher gross margin products into its supermarkets, such as prepackaged gourmet vegetables and fresh cut flowers. For the thirty-nine week year to date period, gross profits increased to $285.1 million or 22.91% of sales compared to $262.9 million of 22.33% of sales in the prior year. The increase in gross profits for the year to date period, is due to increased efficiencies in the Company's warehousing and transportation departments and the introduction of higher gross margin products, such as prepackaged gourmet vegetables and fresh cut flowers, a decrease in competitive activity in the current year when compared to the prior year and slight improvements in the Southern California economy.

Operating expenses include selling, general and administrative expenses, depreciation and amortization expenses and consulting fees. For the thirteen weeks ended June 23, 1996, selling, general and administrative expenses amounted to $83.6 million or 19.48% of sales compared to $78.0 million or 19.70% of sales for the like period of the prior year. For the year to date period, selling, general and administrative expenses amounted to $239.3 million or 19.23% of sales compared to $229.2 million or 19.47% of sales for the like period of the prior year. Selling, general and administrative expenses for the thirteen and thirty-nine weeks ended June 23, 1996 reflect reductions in expenses for employer contributions to collective bargaining benefits trust of $3.8 million. Such collective bargaining health care benefits trust was over-funded and employer monthly contributions to the trust were suspended for the months of December 1995 and January 1996.

Depreciation and amortization expenses amounted to $3.1 million and $9.2 million for the third quarter and year to date periods ended June 23, 1996, respectively, and included amortization of a prepaid five-year covenant not to compete between the Company and Craig which became effective as of March 8, 1994. Depreciation and amortization expense amounted to $2.9 million and $8.6 million for the quarter and year to date periods of the prior year.

In conjunction with the March 1994 Recapitalization Transaction, the Company entered into a five-year consulting and covenant not to compete agreement (the "Consulting Agreement") with Craig Corporation. The Consulting Agreement provided for a prepayment of $5.0 million, which is amortized to expense over the five-year term of the covenant not to compete. The Consulting Agreement also provides for annual consulting payments of

                          STATER BROS. HOLDINGS INC.
                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS (contd.)
$1.5 million, paid quarterly in arrears. The requirement to make annual consulting payments may, at the election of the Company, be terminated if the Company acquires Craig's remaining equity in the Company prior to the expiration date of the Consulting Agreement. Accordingly, amortization of the prepaid covenant not to compete amounted to $250,000 and $750,000, respectively, for the thirteen and thirty-nine weeks ended June 23, 1996 and June 25, 1995 and is included in depreciation and amortization expense. Additionally, annual consulting fees paid or accrued to the benefit of Craig amounted to $375,000 and $374,000, for the thirteen weeks and $1,125,000 and $1,122,000, for the thirty-nine weeks ended June 23, 1996 and June 25, 1995, respectively.

Operating profits for the third quarter of 1996 amounted to $12.2 million or 2.84% of sales, compared to $8.6 million or 2.18% of sales in the third quarter of 1995. Operating profits for the thirty-nine weeks year to date ended June 23, 1996, amounted to $35.5 million or 2.85% of sales, compared to $24.0 million or 2.03% of sales for the like period in 1995.

Interest expense amounted to $5.0 million for the third quarters of 1996 and 1995. For the year to date periods of 1996 and 1995, interest expense amounted to $14.9 million and $15.2 million, respectively. Interest expense in the third quarter and year to date periods of 1996, includes amortization of $295,000 and $885,000, respectively, from fees and expenses incurred to acquire debt, compared to $270,000 and $943,000 for the same period in 1995.

Income before income taxes amounted to $7.3 million and $3.6 million for the third quarters of 1996 and 1995, respectively, and amounted to $20.7 million and $8.9 million for the year to date periods of 1996 and 1995, respectively.

Net income for the third quarters of 1996 and 1995 amounted to $4.4 million or 1.02% of sales and $2.2 million or .55% of sales, respectively, and for the year to date periods for 1996 and 1995, amounted to $12.3 million or .99% of sales and $5.3 million or .45% of sales, respectively.

LIQUIDITY AND CAPITAL RESOURCES
The Company historically has funded its daily cash flow requirements through funds generated from operations and through borrowings from short-term revolving credit facilities.

Working capital amounted to $70.0 million at June 23, 1996 and $45.0 million at September 24, 1995 and the Company's current ratios were 1.60:1, and 1.40:1, respectively. Fluctuations in working capital and current ratios are not unusual in the industry.

Net cash provided by operating activities for the thirty-nine weeks ended June 23, 1996 amounted to $21.5 million. Fluctuations in operating assets and liabilities are not unusual in the supermarket industry. Net cash provided by operating activities amounted to $10.7 million in the 1995 year to date period.

                          STATER BROS. HOLDINGS INC.
                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES (contd.)
The increase in accrued current liabilities in 1996 when compared to 1995 is due primarily to an increase in unremitted sales taxes of approximately $5.7 million, which were subsequently paid on their due dates.

Net cash provided by investing activities for the thirty-nine weeks ended June 23, 1996, amounted to $4.9 million compared to net cash used in investing activities of $9.3 million in the like period of fiscal 1995. The difference in net cash used in investing activities between the comparable periods in 1996 and 1995 is due to the Company's capital expenditures during such periods, net of proceeds from asset dispositions. Capital expenditures for the thirty-nine week year to date periods amounted to $13.7 million in 1996 and $9.7 million in 1995. On January 31, 1996, the Company completed a sale and leaseback transaction involving five of its supermarkets with an unrelated third party. Gross proceeds from the transaction were approximately $18.5 million. As part of the sale and leaseback transaction, the Company entered into leases for the five supermarkets with initial terms of 20 years. No gain or loss was recognized in conjunction with the sale of the five supermarkets. Proceeds from the sale and leaseback transaction will be used to fund an accelerated capital expenditure program, including the construction of new supermarkets and the remodeling of existing supermarkets.

Capital expenditures through June 23, 1996 have been financed primarily from cash provided by operating activities and proceeds from the sale and leaseback transaction and consist primarily of costs incurred to build a replacement supermarket, which opened in February 1996, to fund supermarket remodels, and to fund technology improvements and merchandising enhancements in most of the Company's supermarkets.

Net cash used by financing activities for the thirty-nine weeks ended June 23, 1996 amounted to $3.0 million compared to $.8 million in the 1995 year to date period. The increase in net cash used by financing activities in 1996, when compared to 1995, was due primarily to the accretion of preferred dividends which commenced on March 8, 1996.

Management believes that operating cash flow, funds available to the Company from its revolving credit facility and funds derived from leases will be sufficient to meet the Company's currently identified operating needs and scheduled capital expenditures. However, there can be no assurance that cash provided through future lease financing will be available to the Company.

The Bank Facilities

Stater Bros. Markets, the Company's operating subsidiary, and Bank of America National Trust and Savings Association (the "Bank") entered into a Credit Agreement in March 1994, as amended and effective June 1, 1996, whereby the Bank provides Stater Bros. Markets with a revolving operating line of credit (the "Operating Facility") with a maximum availability of $15.0 million which was available at June 23, 1996 and a revolving letter of credit facility (the "LC Facility") with a maximum availability of $25.0 million (collectively, the "Bank Facilities").

                          STATER BROS. HOLDINGS INC.
                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES (contd.)
 The Bank Facilities (contd.)
As of June 23, 1996 approximately $10.2 million of the LC Facility was available to the Company. The Bank Credit Agreement expires on June 1, 1998.

The Company is subject to certain covenants associated with its 11% Senior Notes due 2001 and covenants included in the Credit Agreement between a bank and Stater Bros. Markets, a wholly owned subsidiary of the Company. As of June 23, 1996, the Company was in compliance with all such covenants. However, there can be no assurance that the Company will be able to achieve the expected operating results or implement the capital expenditure strategy upon which future compliance with such covenants is based.

 The Preferred Stock Conversion
In March 1994, the Company acquired, for $14.7 million, an option to purchase all, but not less than all, shares of the Common Stock held by Craig for a cash purchase price of $60.0 million plus an adjustment factor equal to 8.833% per annum from March 8, 1994 to March 8, 1996, compounded annually and $69,365,000 thereafter, provided the Common Stock held by Craig is converted into shares of Series B Preferred Stock of the Company.

The Option Agreement also included an option available to the Company to convert the Company's 50,000 shares of Common Stock held by Craig Corporation into 693,650 shares of 10.5% Series B Preferred Stock on or before March 8, 1996.

Effective March 8, 1996, the Company exercised its option to convert the Company's 50,000 shares of Common Stock held by Craig Corporation into 693,650 shares of the Company's Series B Preferred Stock. The Series B Preferred Stock is redeemable by the Company in whole but not in part for $69.4 million plus accrued and unpaid dividends. The holders of the Series B Preferred Stock can, beginning in the year 2009, cause the Company to redeem such Preferred Stock. Dividends on the Preferred Stock will be paid quarterly in arrears at the rate of 10.5% per annum through September 2002, and beginning in October 2002, will increase to 12% per annum and will increase by 100 basis points per year thereafter to a maximum rate of 15% per annum.

 Labor Relations
The Company and other major supermarket employers in Southern California negotiated a four-year contract, beginning October 1995, with the United Food and Commercial Workers Union. The Company's collective bargaining agreement with the International Brotherhood of Teamsters was renewed for four years in September 1994. Management believes it has good relations with its employees.

                          STATER BROS. HOLDINGS INC.
                                 JUNE 23, 1996

PART II- OTHER INFORMATION

Item 1. LEGAL PROCEEDINGS
-------
        Various legal actions and claims are pending against the Company in the ordinary course of business. In the opinion of management and its general legal counsel, the ultimate resolution of such pending routine legal actions and claims will not have a material adverse effect on the Company's consolidated financial position.

        For a description of legal proceedings, please refer to the footnote entitled "Legal Proceedings" contained in the Notes to Consolidated Financial Statements section of the Company's Annual Report on Form 10-K for the fiscal year ended September 24, 1995.

Item 2. CHANGES IN SECURITIES
-------
        Effective March 8, 1996, pursuant to options available to the Company included in a certain Option Agreement entered into as part of the Recapitalization and between the Company and Craig Corporation, the Company exercised its right to convert the 50,000 shares of the Company's Series B Preferred Stock.

        The Series B Preferred Stock is redeemable by the Company in whole but not in part for $69.4 million plus accrued and unpaid dividends. The holders of the Series B Preferred Stock can, beginning in the year 2009, cause the Company to redeem such Preferred Stock. Holders of the Series B Preferred Stock will have the right to elect one director of the Company. In addition, as long as all the shares of Series B Preferred Stock are beneficially owned by Craig, the holder of the Series B Preferred Stock will have the right to vote as a single class with holders of all other voting stock of the Company, and the voting power of the Series B Preferred Stock will equal 20% of the total voting power of such combined class. In the event dividends on the Series B Preferred Stock in respect of any two or more quarterly dividend periods shall be and remain unpaid, so long as the majority of the shares of Series B Preferred Stock are beneficially owned by Craig, the holders of the Series B Preferred Stock will have the right to elect a majority of the Company's directors. In the event Craig ceases to be the beneficial owner of a majority of the Series B Preferred Stock, the right of the holders of the Series B Preferred Stock to elect one director will be suspended, and if dividends on the Series B Preferred Stock in respect of any two or more quarterly dividend periods shall be and remain unpaid, the holders of the Series B Preferred Stock will have the right to elect only two directors of the Company.

        Dividends on the Series B Preferred Stock commenced to accrue on March 8, 1996, at the rate of 10.5% per annum for the first 78 months. Commencing with the 79th month, the dividend rate will increase to 12% per annum, and will further increase each twelfth month thereafter by 100 basis points per year, to a maximum rate of 15% per annum.

                          STATER BROS. HOLDINGS INC.
                                 JUNE 23, 1996

Item 2. CHANGES IN SECURITIES (contd.)
-------
        In the event of any liquidation of the Company, the holders of the Series B Preferred Stock will be entitled to receive $100 per share before any distribution is made to holders of Junior Stock.

Item 3. DEFAULTS UPON SENIOR SECURITIES
-------
        None

Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS
-------
        None

Item 5. OTHER INFORMATION
-------
        None

Item 6. EXHIBITS AND REPORTS ON FORM 8-K
-------
        (a) Exhibits

            Exhibits are as follows:

                 EXHIBIT NO.                   DESCRIPTION
                 -----------                   -----------

                     3.1                  (1)  Certificate of Incorporation of
                                               the Company.

                     3.2                  (1)  By-Laws of the Company.

                     4.1                  (1)  Indenture between the Company and
                                               IBJ Schroder Bank & Trust
                                               Company, as Trustee, for
                                               $165,000,000 11% Senior Notes due
                                               2001, dated as of March 8, 1994
                                               (the "Indenture").

                     4.2                  (1)  Global Notes of the Company
                                               issued pursuant to the Indenture.

                     4.3                  (1)  Registration Rights Agreement
                                               among the Company and Paine
                                               Webber Incorporated dated
                                               March 8, 1994.

                    10.1                  (1)  Reclassification Agreement dated
                                               September 3, 1993, by and among
                                               the Company, Craig and La Cadena.

                    10.2                  (1)  Amendment to Reclassification
                                               Agreement, dated January 12,
                                               1994, by and among the Company,
                                               Craig and La Cadena.

                    10.3                  (1)  Agreement of Stockholders dated
                                               May 10, 1989, by and among the
                                               Company, Craig and La Cadena.

                          STATER BROS. HOLDINGS INC.
                                 JUNE 23, 1996

Item 6.Exhibits and Reports on Form 8-K (contd.)
-------

(a) Exhibits (contd.)

           EXHIBIT NO.         DESCRIPTION
           -----------         -----------

              10.4         (1) Amendment to Agreement of Stockholders dated
                               September 3, 1993, by and among the Company, Craig, Craig Management, Inc. ("CMI") and La Cadena.

              10.5         (1) Option Agreement dated September 3, 1993, by and
                               between the Company and Craig.

              10.6         (1) Amendment to Option Agreement dated January 12,
                               1994, by and between the Company and Craig.

              10.7         (1) Consulting Agreement dated September 3, 1993, by
                               and between the Company, Craig and CMI.

              10.8         (1) Letter Agreement regarding Consulting Agreement,
                               dated March 8, 1994, by and between the Company, Craig and CMI.

               10.9        (1) Second Amended and Restated Stock Agreement dated
                               January 12, 1994, by and among the Company, Craig, CMI, La Cadena and James J. Cotter.

              10.10        (1) Security Agreement dated March 8, 1994, by and
                               between the Company and Craig.

              10.12        (1) Credit Agreement dated March 8, 1994, by and
                               between Stater Bros. Markets and Bank of America Trust and Savings Association.

              10.12(a)     (2) Amendment dated June 23, 1995 to the Credit
                               Agreement dated March 8, 1994, by and between Stater Bros. Markets and Bank of America Trust and Savings Association.

              10.13        (1) Continuing Guaranty dated March 8, 1994, of
                               Stater Bros. Development, Inc. in favor of Bank of America Trust and Savings Association.

              10.15        (1) Subordination Agreement dated March 8, 1994, by
                               and among the Company, Stater Bros. Markets and Bank of America Trust and Savings Association.

              10.16        (1) Amended and Restated Sublease Agreement dated
                               June 1, 1983, between Wren Leasing Corp., as
                               Lessor, and Stater Bros. Markets, as Lessee.

              10.17        (1) Preferred Stock Agreement dated March 22, 1983,
                               between Stater Bros. Markets and Petrolane
                               Incorporated.

                          STATER BROS. HOLDINGS INC.
                                 JUNE 23,1996

Item 6. Exhibits and Reports on Form 8-K (contd.)
-------

        (a) Exhibits (contd.)

                EXHIBIT NO.             DESCRIPTION
                -----------             -----------
                  10.18             (1) Escrow Agreement dated September 19,
                                        1985, by and among Stater Bros. Markets,
                                        Petrolane Incorporated and First
                                        Interstate Bank of California.

                  11                    Calculation of Earnings per common
                                        share.

                  27                    Financial Data Schedule

                ----------------------------------------------------------------

                (1) Previously filed with the Securities and Exchange Commission as an exhibit to Registration Statement S-4 No. 33-77296 dated July 21, 1994.

                (2) Previously filed with the Securities and Exchange Commission as an Exhibit to the Registrant's Quarterly Report on Form 10-Q dated June 25, 1995 and filed on August 8, 1995.

                Copies of Exhibits listed herein can be obtained by writing and requesting such Exhibits from: Corporate Secretary, P.O. Box 150, Colton, California 92324.

        (b) Reports on Form 8-K

            None

                          STATER BROS. HOLDINGS INC.

                                  Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


      Date:  August 5, 1996               /s/     Jack H. Brown
                                         -----------------------------
                                         Jack H. Brown
                                         Chairman of the Board, President,
                                         and Chief Executive Officer


      Date:  August 5, 1996               /s/     Dennis N. Beal
                                         ---------------------------------
                                         Dennis N. Beal
                                         Vice President, Finance and
                                         Chief Financial Officer
                                         (Chief Accounting Officer)

                                                                      Exhibit 11

                          STATER BROS. HOLDINGS INC.
                   Calculation of Earnings Per Common Share
                                  (Unaudited)
         (In thousands, except number of shares and per share amounts)

                                                           13 Weeks Ended           39 Weeks Ended
                                                           --------------           --------------
                                                         June 25,  June 23,      June 25,   June 23,
                                                           1995      1996          1995       1996
                                                           ----      ----          ----       ----
Net income                                                $ 2,162   $ 4,385       $ 5,315    $12,323

Less preferred dividends                                        -     1,816             -      2,155
                                                          -------   -------       -------    -------

Net income available to common shareholders               $ 2,162   $ 2,569       $ 5,315    $10,168
                                                          -------   -------       -------    -------

Earnings per common share                                  $21.62    $51.38        $53.15    $126.75
                                                          -------   -------       -------    -------

Average common shares outstanding                         100,000    50,000       100,000     80,220
                                                          -------   -------       -------    -------

Common shares outstanding at end of period                100,000    50,000       100,000     50,000
                                                          -------   -------       -------    -------

                                                                Exhibit L
--------------------------------------------------------------------------------
                    U.S. SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549
                               -----------------
                                   FORM 10-K
                                   (Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES
    EXCHANGE ACT OF 1934 [FEE REQUIRED]
    For the fiscal year ended December 31, 1995
                                       OR
[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES
    EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
    For the transition period from _______ to ______

                           Commission File No. 1-8625
                               -----------------
                          CITADEL HOLDING CORPORATION
             (Exact name of registrant as specified in its charter)


          DELAWARE                                     95-3885184
(STATE OR OTHER JURISDICTION OF          (I.R.S. EMPLOYER IDENTIFICATION NUMBER)
 INCORPORATION OR ORGANIZATION)

    550 SOUTH HOPE STREET, SUITE 1825                      90071
             LOS ANGELES, CA                             (ZIP CODE)
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICERS)


      REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE:  (213) 239-0540

          Securities Registered pursuant to Section 12(b) of the Act:

    Title of each class        Names of exchanges on which each class registered
--------------------------------------------------------------------------------
Common Stock, $0.01 par value              American Stock Exchange


  Securities registered pursuant to Section 12(g) of the Act:  None

  Indicate by check mark whether registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing
requirements for the past 90 days.  Yes  X   No    .
                                        ---     ---

  Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrants knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K of any amendments to
this Form 10-K.  Yes      No  X
                     ---     ---

  The aggregate market value of voting stock held by non-affiliates of the Registrant was $10,266,000 as of April 11, 1996.

  Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date. As of April 11, 1996, there were 6,003,924 shares of Common Stock, par value $.01 per share, and 1,329,114 shares of Serial Preferred Stock, par value $.01 per share outstanding.

                      DOCUMENTS INCORPORATED BY REFERENCE
                                     NONE.

                          CITADEL HOLDING CORPORATION

                           ANNUAL REPORT ON FORM 10-K
                          YEAR ENDED DECEMBER 31, 1995
                                     INDEX
--------------------------------------------------------------------------------

                                                                            PAGE
PART I.
Item 1.  Business                                                             1
Item 2.  Properties                                                           3
Item 3.  Legal Proceedings                                                    5
Item 4.  Submission of Matters to a Vote of Security Holders                  7

PART II.
Item 5.  Market for the Registrant's Common Stock and Related Stockholder
         Matters                                                              8
Item 6.  Selected Financial Data                                             10
Item 7.  Management's Discussion and Analysis of Financial Condition
         and Results of Operations ("MD&A")                                  12
Item 8.  Financial Statements and Supplementary Data                        F-1
Item 9.  Change in and Disagreements with Accountants on Accounting and
         Financial Disclosure                                              II-1

PART III.
Item 10. Directors and Executive Officers of the Registrant                II-2
Item 11. Executive Compensation                                            II-3
Item 12. Security Ownership of Certain Beneficial Owners and Management    II-6
Item 13. Certain Relationships and Related Transactions                    II-8

PART IV.
Item 14. Exhibits, Financial Statement Schedule, and Reports on Form 8-K
         Signatures                                                        II-9

                                     PART I

ITEM 1:   BUSINESS

GENERAL

     Citadel Holding Corporation, a Delaware corporation ("Citadel" and collectively with its wholly owned subsidiaries, the "Company"), has been engaged primarily in the ownership and management of commercial and residential property since August 1994. At December 31, 1995, Citadel's balance sheet assets amounted to approximately $39.8 million and consisted primarily of two office buildings, two apartment buildings and $16 million in cash. Management is currently evaluating the assets and opportunities available to the Company with a view to possibly acquiring or developing a new line of business. While no assurance can be given, such line of business may include the participation with the Company's affiliates in land based entertainment businesses such as motion picture exhibition.

     In 1983, Citadel was organized to serve as the holding company for Fidelity Federal Bank, a Federal Savings Bank, "Fidelity"). On August 4, 1994, Citadel and Fidelity completed a recapitalization and restructuring transaction (the "Restructuring"), which resulted in the reduction of Citadel's interest in Fidelity from 100% to approximately 16%, the acquisition by the Company, at bulk sale prices from Fidelity, of four Real Estate Owned properties (the "REO Assets"), the sale by Citadel to Fidelity of its Gateway Investments ("Gateway") subsidiary for approximately $1 million, the transfer to Citadel of Fidelity's interest in certain outstanding litigation (the "D&O Litigation"), and the receipt by way of dividend from Fidelity of options to acquire at book value two office buildings used by Fidelity in its operations.

     In connection with the Restructuring, Citadel agreed to indemnify Fidelity with respect to certain losses that might be incurred by Fidelity in the event of breach by Fidelity of certain representations made by Fidelity to purchasers in the bulk sale portion of the Restructuring (the "Bulk Sale Indemnity"). Citadel's liability under this indemnity was capped at $4 million, and pertains only to those representations and warranties addressing certain environmental and structural issues. The period for making claims under these representations and warranties has now lapsed, with claims of approximately $3.9 million having been asserted against Fidelity. However, Fidelity has asserted that these remaining claims are subject to a cure threshold which would reduce the maximum claim to $2.8 million. Furthermore, Fidelity has informed the purchaser that, based upon its review to date, it believes the remaining claims to be without merit. Citadel is advised that the purchaser disputes Fidelity's position. As there continues to be a significant number of material issues to be resolved, included on the Company's balance sheet at December 31, 1995 and 1994 is $4 million recorded as "Deferred proceeds from bulk sales agreements."

     Also in connection with the Restructuring, Citadel and Fidelity entered into a tax disaffiliation agreement (the "Tax Disaffiliation Agreement"). In general, under the Tax Disaffiliation Agreement, Fidelity is responsible for (1) all adjustments to the tax liability of Fidelity and its subsidiaries for period before the Closing to operations of Fidelity, (ii) any tax liability of Fidelity and its subsidiaries for the taxable year that begins before and ends after the closing in respect to that part of the taxable year through the end of the date of the Closing, and (iii) any tax liability of Fidelity and its subsidiaries for periods after the Closing. For this purpose, Gateway is deemed to be a subsidiary of Fidelity at all relevant times and any liability for taxes for such period ending on or before the Closing is measured by Citadel's actual liability for taxes for such period, after applying tax benefits otherwise available to Citadel attributable to such period. In general, Citadel will be responsible for all tax liabilities of Citadel and its subsidiaries (other than Fidelity and its subsidiaries) for all periods prior to disaffiliation. Citadel will be entitled to any refunds of taxes relating to its liabilities.

     During fiscal 1995, substantially all of the Company's remaining interest in Fidelity was sold. In January 1996, The company received notice from the Office of Thrift supervision that it had been deregistered as a savings and loan holding company.

MANAGEMENT

     Steve Wesson is the President and Chief Executive Officer of the Company. From 1989 until he joined the Company in 1993, Mr. Wesson served as CEO of Burton Property Trust Inc., the U.S. real estate subsidiary of The Burton Group PLC. In this position he was responsible for the restructuring and eventual disposal of the Company's assets in the U.S.

     S. Craig Tompkins became the Secretary/Treasurer of Citadel in September, 1994. Mr. Tompkins is also the President and a director of Craig Corporation ("Craig") and its 49.3% affiliate, Reading Company. Prior to joining Craig and Reading in March, 1993, Mr. Tompkins was a partner in the law firm of Gibson, Dunn & Crutcher.

     The Company has two additional employees, and shares space and has contracted for certain administrative services with Craig.

ITEM 2: PROPERTIES

REAL ESTATE INTERESTS

     The table below provides an overview of the Citadel Purchase Assets owned by the Company at December 31, 1995.

                                      UNITS/SQUARE    % LEASED         MAJOR TENANTS          REMAINING
       ADDRESS              TYPE          FEET       AT 12/31/95             *               LEASE TERMS
-------------------------------------------------------------------------------------------------------------

ARBOLEDA                  Office/          178,000       99        American Express (58%)    February 1999
1661 Camelback Rd.       Restaurant                                        Others               1-5 Yrs.
Phoenix, Arizona

BRAND BUILDING             Office           89,000      100            Fidelity (65%)           May 2005
600 No. Brand Blvd.
Glendale, CA                                                        Public Storage (35%)        April 96

VESELICH                 Apartment             216       93                None                6-12 months
3939 Veselich Ave.                         176,000
Los Angeles, Calif.

PARTHENIA                Apartment              27       89                None                6-12 months
21028 Parthenia                             26,000
Canoga Park, Calif.

CLAREMONT                   Land          26 Acres       --                 --                      --

-------------------------------------------------------------------------------------------------------------

*% of rentable space leased

ARBOLEDA, PHOENIX
-----------------

     This property is substantially leased at December 31, 1995, to American Express Company, which occupies 58% (100,098 sq. ft.) of the property. In March 1996, American Express entered into a two-year renewal of its lease to February 1999.

VESELICH, LOS ANGELES
---------------------

     While the occupancy rate of this property in the last twelve months has ranged from 90% to 95%, the property has historically experienced considerable turnover of tenants. This has resulted in high overhead and reduced cash flows. Management has addressed this issue by carrying out deferred maintenance, increasing marketing expenditures and improving diligence on prospective tenants. During the fourth quarter of 1995, the Company decided to seek offers for the sale of the property and on March 26, 1996 entered into a Purchase and Sale Agreement to sell the property for approximately $9.3 million. Pursuant to the terms of the Agreement, the closing date, subject to certain conditions precedent is scheduled to occur on or before May 29, 1996. However, the Company can make no assurance that the sale will be closed.

BRAND, GLENDALE
---------------

  As part of the Restructuring, Citadel acquired, by way of dividend, the Building Options, which were subsequently assigned to Citadel Realty, Inc., its wholly owned subsidiary. The office buildings subject to the Building Options included the Glendale Building which is used by Fidelity in its operations.

  With regard to the purchase of the Glendale Building, Fidelity extended a five year loan, amortizing over twenty years, at an adjustable rate of interest tied to the 30-day LIBOR rate plus 4.5% per annum, adjustable monthly. The Company paid Fidelity points of 1% plus normal closing costs. The loan is subject to prepayment penalties in year one of 4%, decreasing 1% in each subsequent year. The interest rate on this loan is currently 9.843%.

  The purchase of the Glendale Building closed on May 18, 1995. The Company funded the $7.12 million exercise price to purchase the Glendale Building through a borrowing from Fidelity of $5.34 million with the balance of the funds coming from internal sources.

  The Glendale Building was until recently the headquarters building of Fidelity. Effective at the closing, Citadel and Fidelity entered into a 10-year, full service gross lease for four of the six floors of the Glendale Building. The rental rate for the first five years of the lease term is $26,000 per month (including parking) for the ground floor and approximately $75,000 per month (including parking) for the fourth, fifth and sixth floors. The lease provides for annual rental increases at a rate equal to the lower of the increase in the Consumer Price Index or 3%. After the first five years of the lease term, the rental rate for the ground floor will be adjusted to the higher of the then current market rate or $1.50 per square foot increased by the annual rental rate increase applied during the first five years of the lease as described in the preceding sentence. Fidelity has the option to extend the lease of the ground floor for two consecutive five year terms at a market rental rate and will have the option to purchase the Glendale Building at the market value at the expiration of the lease term, provided that the Company then owns the building. Fidelity finalized the move of its headquarters in March 1996, and is currently attempting to sublease all or a portion of their leased premises except the ground floor which serves as Fidelity's principal branch.

  Public Storage occupies 31,946 square feet (two floors) on a lease that expires in April 1996 with a total rental of $53,900 per month ($1.75/sq. ft.). The Company is actively marketing this space and has had discussions with other potential tenants for these premises. No definitive agreements have been reached at this time and the Company can make no assurance that attractive terms will be reached with an alternative tenant.

WESTERN, HARBOR CITY
--------------------

     On January 6, 1995, the Company sold the Western property for a net price of $5.9 million and a gain of approximately $981,000. In addition, a mortgage note payable of $3.7 million was assumed and subsequently paid in full by the purchaser. During the last several months prior to its sale, this property has consistently operated at 99% occupancy with low tenant turnover.

CLAREMONT
---------

  The Company foreclosed on a loan previously made by Fidelity and received in the Restructuring on August 14, 1995. The property is currently carried on the books at $400,000. The Company is currently marketing this property for sale but, due to certain conditions attached to the entitlements which require action of the adjacent owners, the Company can make no assurance that the property can be sold in the near term.

FINANCING OF REAL ESTATE INTERESTS

     The Company's acquisition of the REO Properties was 100% leveraged: $13.9 million was obtained in the form of conventional mortgage loans by Fidelity against the Arboleda, Veselich and Western Avenue Properties, while the balance was obtained through drawdowns ($6.2 million) on an $8.2 million line of credit from Craig (the "Craig Line of Credit").

     With respect to each of the Western Avenue Property and the Veselich Property (two apartment complexes), Fidelity extended a 10-year loan, amortizing over 30 years, at an adjustable rate of interest tied to the one-year Treasury rate plus approximately 3.70% per annum, with an initial interest rate of 7.25%. The mortgage on the Western Avenue Property was assigned to the Buyer at the time of its sale in January 1995. The rate on the Veselich Property loan is currently 8.75%. The loan secured by the Arboleda Property (an office building) is guaranteed by Citadel, has a seven-year term, amortizing over 25 years, with an adjustable rate of interest tied to a six-month LIBOR rate plus 4.5% per annum, with an initial rate of 9.25% per annum. The interest rate on this loan is currently 9.937%. Fidelity did not provide financing with respect to the Parthenia Property (an apartment complex).

     The remainder of the purchase price of the REO Properties was drawn on the Craig Line of Credit. At the time of the Restructuring, Craig held approximately 9% of the outstanding stock of Citadel. James J. Cotter is Chairman of each of Citadel and Craig. S. Craig Tompkins is a director of Citadel and the President and a director of Craig.

     The Craig Line of Credit was initially committed in the amount of $8.2 million, of which $6.2 million was immediately drawn down. On November 10, 1994, the Company retired $5.25 million of the Craig Line of Credit by issuance to Craig of 1,329,114 shares of 3% Cumulative Voting Convertible Preferred Stock (the "Preferred Stock"). The rights, privileges and preferences of the Preferred Stock are described below under Item 5, under the caption - "Dividends on 3% Voting Cumulative Convertible Preferred Stock." In May of 1995, the remaining balance of $950,000 on the Craig line of credit was paid in full and the line of credit was canceled.

     In May, 1995, Citadel obtained a loan of $765,000 from American Savings on the Parthenia property. The loan provides for a term of 30 years, amortizing over 30 years, at a fixed rate of interest of 2.950 over the 11th District Cost of Funds. The rate on this loan is currently 7.983%.

ITEM 3:   LEGAL PROCEEDINGS

ROVEN LITIGATION

     Citadel, Hecco Ventures I and James J. Cotter are defendants in a civil action filed in 1990 by Alfred Roven in the United Sates District Court for the Central District of California. The complaint alleged fraud by Citadel in a proxy solicitation relating to Citadel's 1987 Annual Meeting of Stockholders and breach of fiduciary duty. The complaint also sought compensatory and punitive damages in an amount alleged to exceed $40 million. The complaint grew out of and was originally asserted as a counter claim in an action brought by Citadel against Roven to recover alleged short swing profits. In October 1995, Citadel, Hecco Ventures I and James J. Cotter were granted summary judgment on all causes of action asserted in the 1990 complaint in federal court. Roven has appealed that judgment.

     In 1995, Roven filed a complaint in the California Superior Court against Citadel, Hecco Ventures I and James J. Cotter and, in addition, S. Craig Tompkins and certain other persons, including Citadel's outside counsel and certain former directors of Citadel (which directors are currently directors of Craig and Reading), alleging malicious prosecution in connection with the short swing profits litigation. Citadel believes that it has meritorious defenses to these claims, and has not reserved any amounts with respect thereto. Defense of the action has been accepted by Citadel's insurers. However, no assurance can be given that additional costs of defense will not be material to Citadel's future operating results considering Citadel's limited revenue and operating profits.

FIDELITY EMPLOYEE CLAIMS

     Citadel is advised that, following the Restructuring of Fidelity, Fidelity significantly reduced staffing as part of its efforts to reduce costs. Certain terminated employees have threatened, and in one case, as detailed below, filed claims asserting that Citadel is in some manner liable for what is asserted to be wrongful termination of these individuals by Fidelity. In light of the fact that, among other things, these employees were never employees of Citadel and were terminated only after Citadel's interest in Fidelity had been reduced to a 16%, in essentially, non-voting interest in Fidelity. Citadel believes that it has no liability to these individuals. Defense of this action has been accepted by Citadel's insurer's, although Citadel expects to incur some additional costs of defense.

RESTRUCTURING LITIGATION

     In July 1995, Citadel was named as a defendant in a lawsuit alleging violations of federal securities laws in connection with the offering of common stock of Citadel's then wholly owned subsidiary, Fidelity, as part of the Restructuring (the "Harbor Finance Litigation"). The suit was filed by Harbor Finance Partners in an alleged class action complaint in the United States District Court - Central District of California, and named as defendants Citadel, Fidelity, Richard M. Greenwood (Fidelity's chief executive officer and Citadel's former chief executive officer), J.P. Morgan Securities, Inc. and Deloitte & Touche LLP. That suit alleged false and misleading information was provided by the defendants in connection with Fidelity's stock offering in the Restructuring and the defendants knew and failed to disclose negative information concerning Fidelity. Fidelity and Citadel filed a Motion to Dismiss, which was granted with leave to amend on January 25, 1996. Plaintiff has now retained new counsel and filed a new complaint alleging essentially the same claims, but adding state securities law causes of action, and not naming J.P. Morgan Securities or Deloitte & Touche. On March 15, 1996, Fidelity and Citadel filed a Motion to Dismiss the new complaint. Defense of the action has been accepted by Fidelity under the terms of the Stockholders Agreement entered into between Citadel and Fidelity as part of the Restructuring, and Citadel, to date, has not retained separate counsel with respect to this litigation and is not incurring outside costs of defense. Since the filing of the initial complaint in the Harbor Finance Litigation, Fidelity has completed a second recapitalization transaction, in which it raised gross proceeds of approximately $146 million, through the sale of common and preferred stock. Citadel has been named in only two of the four alleged claims for relief and only in its capacity as an alleged controlling entity of Fidelity.

     Both the initial complaint and the new complaint filed by Harbor Finance Partners make certain assertions previously made in a wrongful termination and defamation action brought by William Strocco against Fidelity and Citadel, which was filed in Los Angeles County Superior Court on March 9, 1995. The plaintiff in that case is the former manager of Fidelity's REO Department who alleges that his employment was terminated in violation of public policy and was a result of breaches of his implied employment contract and the implied covenant of good faith and fair dealing. The plaintiff alleges his termination was related to the fact that he objected to various aspects of the Restructuring, including the selling of REO properties in bulk sales, as not in the interests of Fidelity, and he asserts that the same was not fully disclosed to potential investors and the Office of Thrift Supervision. Strocco also seeks damages for defamation and interference with contractual relationship. Citadel has been named in only one of the five causes of action brought by Strocco, and is made a party defendant only on the basis that Citadel allegedly conspired with and induced Fidelity to breach its employment agreement with Strocco.

     Both the Harbor Finance and Strocco complaints seek damages in an unspecified amount. Citadel believes these claims against it are without merit and is vigorously contesting them.

ITEM 4:  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the fourth quarter of the year ended December 31, 1995.

                                    PART II

ITEM 5:  MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED
         STOCKHOLDER MATTERS

MARKET INFORMATION

     The Company's common stock is listed and quoted on the American Stock Exchange ("AMEX"). The following table sets forth the high and low closing bid prices of the common stock of the Company as reported by AMEX for each of the following quarters:

                                    HIGH     LOW
                                    (IN DOLLARS)
     1995:
          Fourth Quarter            2 1/2    2
          Third Quarter             2 3/8    2
          Second Quarter            2 7/16   2
          First Quarter             3 1/8    2 1/16

     1994:
          Fourth Quarter            4 3/16   2 1/16
          Third Quarter             6 3/8    3 1/2
          Second Quarter            8        3 7/8
          First Quarter            12  1/4   4 1/4

HOLDERS OF RECORD

     The number of holders of record of the Company's common stock at April 10, 1996 was 250.

DIVIDENDS ON COMMON STOCK

     While Citadel has never declared a dividend on its Common Stock and has no current plan to declare a dividend, it is Citadel's policy to review this matter on an ongoing basis.

DIVIDENDS ON 3% VOTING CUMULATIVE CONVERTIBLE PREFERRED STOCK

     On November 10, 1994, the Company issued 1,329,114 shares of 3% Cumulative Voting Convertible Preferred Stock ("Preferred Stock") at a stated value of $3.95 per share, or $5,250,000, to Craig. The Preferred Stock carries a liquidation preference equal to its stated value and bears a cumulative (noncompounded) annual dividend equal to 3% of the stated value. Each share of the Preferred Stock entitles the holder to one vote on all matters submitted to a vote of the Company's stockholders. The Preferred Stock is convertible at the option of the holder into Common Stock.

     Set forth below is a description of certain terms of the issuance of the Preferred Shares. Such description is summary in nature and is qualified in its entirety by reference to the Certificate of Designation and the related stock purchase agreement with Craig, which was filed as an exhibit to the Company's Report on 8-K filed on November 14, 1994.

     Holders of the Preferred Shares have the right to convert such shares into Common Stock at any time at a conversion ratio based upon the market price of Common Stock, subject to certain limitations. In addition, the Preferred Shares are subject to automatic conversion into Common Stock under certain circum-stances if Citadel undertakes a rights offering of Common Stock to its stock-holders. Citadel has the option to redeem the Preferred Shares at any time after November 10, 1997 at a premium. Holders of Preferred Shares have the right to require Citadel to purchase their shares at a premium under certain circumstances, including a "Change in Control." A Change in Control is defined as the occurrence of either of the following events: (i) any person, entity or "group" (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the rules thereunder) other than Craig, and its successors and affiliates, acquires beneficial ownership of over 35% of the outstanding voting securities of Citadel; or (ii) the directors of Citadel as of October 10, 1994 (the "Current Directors"), and any future directors ("Continuing Directors") of Citadel who have been elected or nominated by a majority of the Current Directors or the Continuing Directors, cease to constitute a majority of the Board of Directors. The Preferred Shares vote jointly (not as a separate class) with the Common Stock on most matters, including the election of directors.

     During 1995, the Board of Directors declared and paid dividends to Craig for the period from the date of the Preferred Stock issuance in November 1994 through June 30, 1995. As of December 31, 1995, undeclared cumulative dividends amounted to $78,750. Such amounts were declared and paid during March 1996.

ITEM 6.  SELECTED FINANCIAL DATA

        The table below sets forth certain historical financial data regarding the Company. This information is derived in part from, and should be read in conjunction with, the consolidated financial statements of the Company.

                                                                At or for the Year ended December 31,
                                                --------------------------------------------------------------------
(in thousands, except per share information)           1995          1994          1993         1992          1991
--------------------------------------------------------------------------------------------------------------------
Income from real estate operations                  $ 6,112       $ 2,115
Gain on property sales                                1,541
Net interest income after provision for
 estimate loan losses                                                          $ 36,101     $ 79,601      $ 92,264
Gains (losses) on sale of loans, net                                                194        1,117         2,118
Gains (losses) on sale of mortgage-back
 securities                                                                       1,342                      8,993
Gains (losses) on sales of investment
 securities                                                                         (54)                         1
Other income (expense)                                                          (35,870)      (6,602)       (5,616)
Administrative charge from Fidelity                                   916
Loss of Fidelity                                         41       171,964
Operating expense                                     6,214         4,060       105,341       77,911        79,446
Earnings (loss) before income taxes                   1,398      (174,825)     (103,628)      (3,795)      (18,314)
Income tax expense (benefit)                                                    (36,467)      (5,841)       15,651
Net earnings (loss)                                 $ 1,398     ($174,825)     ($67,161)      $2,046        $2,663
====================================================================================================================

Earnings (loss) per common and common
 equivalent share                                       $0.16       ($26.45)      ($11.56)       $0.62         $0.81
Average common and common equivalent
 shares (1) (2) (3)                               8,616,613     6,610,280     5,809,570    3,297,812     3,297,812
Balance Sheet Data:
 Total assets                                       $39,815       $39,912    $4,389,519   $4,698,326    $5,126,525
 Cash and investments                                16,291         4,805       238,220      177,599       289,150
 Total loans, net                                                             3,713,383    3,991,781     4,550,848
 Deposits                                                                     3,368,643    3,457,918     3,884,707
 Borrowings                                          16,186        14,846       734,230      908,400       871,150
 Subordinated notes                                                              60,000        60,000       60,000
 Stockholders equity                                 17,720        17,838       187,403      223,186       221,140
 Cash dividend declared on Preferred
  Stock                                                 101            --            --           --            --

Other Data:
 Real estate loans funded                                                      $422,355     $435,690      $509,625
 Average interest rate on new loans                                                6.75%        7.77%         9.07%
 Loans sold                                                                    $137,870     $204,435      $282,728
 Nonperforming assets to total assets                                              5.37%        4.99%         2.43%
 Number of deposit accounts                                                     241,093      233,037       238,187
 Interest rate margin at end of period (3)                                         2.19%        2.68%         3.20%
 Interest rate margin for the period (3)                                           2.28%        2.67%         2.54%
 Retail branch offices (4)                                                           42           43            43

(1) Net of treasury shares, where applicable.
(2) 1993 data includes 3,297,812 shares issued in March 1993 in connection with a stocks right offering, which produced net proceeds to the Company of $31.4 million.
(3) Excluding the writedowns of core deposit intangibles of $5.2 million, interest rate margins at and for the year ended December 31, 1993, would have been 2.32% and 2.39%.
(4) All retail branches were located in Southern California.
(5) 1995 data includes the effect of shares assumed to be issued on the conversion of the outstanding 3% Cumulative Voting Convertible Preferred Stock amounting to 2,430,223.

ITEM 7. MANAGEMENT'S DISCUSSIONS AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

     Prior to the Restructuring in August 1994, Citadel was a financial services holding company engaged in the savings bank business through its previously wholly owned subsidiary, Fidelity Federal Bank ("Fidelity"). It conducted virtually no operations at the holding company level. In the Restructuring, Citadel's interest in Fidelity was reduced from 100% to 16.2% and Citadel transferred the stock of its other subsidiary, Gateway, to Fidelity leaving Citadel with no historical operating business. As a result, effective January 1, 1994 Citadel ceased including the results of Fidelity on a consolidated basis in its financial statements and began accounting for its investment in Fidelity on the cost basis. Since the Restructuring, Citadel has been engaged primarily in the ownership and management of commercial and residential real property. Therefore, no meaningful comparisons can be made between Citadel's results of operations for the years ended December 31, 1995 (twelve months of real estate operations), December 31, 1994 (5 months of real estate operations) and December 31, 1993 (12 months as a financial services holding company).

     In addition to the reduction of Citadel's interest in Fidelity, several other significant events occurred in the Restructuring, including (1) the acquisition by the Company from Fidelity of four real properties for a purchase price of approximately $19.8 million (Fidelity's book value) of which $13.9 million was financed by Fidelity on a secured basis and the balance was financed by Craig Corporation ("Craig"), a significant stockholder of the Company, under a short-term line of credit; (2) the receipt by way of dividend from Fidelity of options to acquire at book value ($9.3 million) two office buildings used by Fidelity in its operations (the "Building Option"); (3) the transfer to the Company of Citadel's interest in certain outstanding litigation, and (4) Citadel's agreement to indemnify Fidelity, up to a limit of $4 million, with respect to certain environmental and structural representations and warranties made by Fidelity to certain third party buyers in connection with bulk sales by Fidelity made as part of the Restructuring ("Bulk Sale Indemnity").

     The Company reported net income for the year ended December 31, 1995 of $1,398,000 or $0.16 per share, including a gain of approximately $1,541,000 from the sale of the Sherman Oaks Building and a residential property in Harbor City, California. The Company reported a net loss of $174.8 million or $26.45 per share in Fiscal 1994 comprised of (i) a $112.1 million loss from the operations of its former subsidiary, Fidelity, through the date of the Restructuring, (ii) writedowns of $59.9 million on the Company's investment in Fidelity at and following the Restructuring, (iii) a $900,000 administrative charge paid to Fidelity prior to the Restructuring and (iv) a $1.9 million loss from its ongoing operations.

     During the first quarter of Fiscal 1995, the Company exercised its option to purchase the Building Options and on March 23, 1995 purchased and immediately sold the Sherman Oaks Building for a gain of approximately $7.12 million. Concurrent, with the purchase, the Company entered into a ten year, full service gross lease with Fidelity for four of the six floors of the Glendale Building providing for a base rent, subject to annual escalations, of approximately $1,220,000 annually. At December 31, 1995 rental properties consisted of one apartment building and two commercial buildings as compared to three apartment buildings and one commercial building at December 31, 1994. Properties held for sale at December 31, 1995 was comprised of one apartment building with a book value of $7,542,000 and an undeveloped parcel of land with a book value of $400,000.

     During the second quarter of fiscal 1995, the Company sold substantially all of its investment in Fidelity, which resulted in the Company receiving net cash proceeds of approximately $11,938,000 and the return of 666,000 shares of the Company's common stock. The Fiscal 1995 net earnings includes a loss of approximately $41,000 from the sale of such Fidelity shares calculated by comparing the net cash proceeds combined with the amount ascribed to the common stock received ($2.125 per share), to the carrying value of such Fidelity stock included in the balance sheet as Investment in Fidelity held for sale at December 31, 1994. The Company has reflected the return of the Company's common stock as treasury stock in the amount of $1,415,000.

     The sale of the real properties and the sale of the Fidelity stock contributed to the significant increase in cash and cash equivalents during December 31, 1995. The increase in cash and cash equivalents was offset, in part, by the purchase of the Glendale Building for approximately $7.12 million which was funded with $1.78 million of cash and a mortgage of approximately $5.34 million. Cash and cash equivalents amounted to $4,805,000 at December 31, 1994 as compared to $16,291,000 at December 31, 1995. Accordingly, interest income increased significantly during the third and fourth quarter of Fiscal 1995. The Company's net operating results for Fiscal 1995 include interest income amounting to $710,000 as compared to $45,000 in Fiscal 1994.

        Rental income amounted to $5,402,000 in fiscal 1995 as compared to $2,070,000 for fiscal 1994. Rental income may vary significantly depending upon the properties owned by the Company during the periods being reported. As described above, the Company did not engage in the ownership and management of commercial and residential properties until the Restructuring in August 1994. Accordingly, Fiscal 1994 reflects rental income for only five months as compared to twelve months in Fiscal 1995. In addition, Fiscal 1995 includes rental income from the Company's May acquisition of the Glendale Building, somewhat offset, by a reduction in rental income resulting from the sale of the Harbor City residential property in the first quarter of 1995.

        During Fiscal 1995, the Company made a decision to sell the Veselich residential property and, accordingly, has included this property with a carrying value of $7,542,000 at December 31, 1995 in Properties held for sale. On March 26, 1996, the Company entered into a Purchase and Sale Agreement to sell the Veselich property, whereby the Buyer agreed to purchase said property for approximately $9.3 million. The Company received a $0.5 million deposit which is refundable only under certain conditions. Pursuant to the terms of the Purchase and Sale Agreement, the closing date, subject to certain conditions precedent, is scheduled to occur on or before May 29, 1996. As of December 31, 1995, this property was encumbered by a mortgage in the amount of approximately $5,731,000.

        Interest expense amounted to $1,327,000 in Fiscal 1995 and $649,000 in Fiscal 1994. As described above, at the date of the Restructuring, the Company purchased the properties from Fidelity with an acquisition price of $19.8 million with mortgage financing from Fidelity and a short-term line of credit amounting to $6.2 million from Craig. Fiscal 1994 interest expense reflects interest for the five month period on the indebtedness incurred at the Restructuring and includes $266,000 paid to Craig under the terms of the Craig line of credit.

        On November 10, 1994, the Company issued 1,329,114 shares of 3% Cumulative Voting Convertible Preferred Stock ("Preferred Stock") at a stated value of $3.95 per share. The sales price of the 1,329,114 shares sold was $5,250,000 which was paid through the conversion of a portion of the $6.2 million indebtedness to Craig, resulting in a reduction in interest costs. Upon the sale of the Fidelity shares in April 1995, the Company paid in full the remaining $950,000 loan from Craig. Included in interest expense for Fiscal 1995 is approximately $59,000 related to the loan from Craig. The reduction in interest costs associated with the pay-off and conversion of the Craig loan to Preferred shares and the assignment of the mortgage indebtedness as part of the sale of the Harbor City property was offset, in part, by $5.34 million of mortgage financing obtained to purchase the Glendale Building in Fiscal 1995.

        General and administrative expenses from real estate operations amounted to $1,807,000 in Fiscal 1995 as compared to $1,785,000 in Fiscal 1994.

        Fiscal 1994 general and administrative expenses represented only five months of operations and included approximately $1.1 million related to a contested proxy, solicitation, litigation defense and settlement cost. Such legal costs included the costs of defending a lawsuit filed in the Court of Chancery of the State of Delaware by a stockholder. Dillon Investors L.P., in November 1994, naming as defendants the Company, its directors and Craig. On April 13, 1995, the Company, Craig and Dillon Investors and its affiliates (the "Dillon Parties") entered into settlement agreements to resolve this litigation. Under the settlement agreements, the Dillon Parties purchased from Citadel 1,295,000 shares of Class B common stock of Fidelity owned by the Company in exchange for which the Company received from Dillon Parties $2.22 million and 666,000 shares of the Company's common stock, and all existing litigation among the Company, Craig and the Dillon Parties was terminated, with mutual releases executed and delivered. The Dillon Parties also agreed for a period of one year following the closing, not to purchase or acquire any other beneficial interests in any of the Company's securities, and not to engage in any solicitations of consents or proxies.

        The settlement terms also included an agreement by Craig with the Dillon Parties not to exercise, prior to February 4, 1996, its right to tender any shares of the Preferred Stock for conversion into the Company's common stock without the prior written consent of the holders of a majority of the outstanding shares of the Company's common stock. In exchange for such concession from Craig, the Company agreed to grant Craig a two year warrant to acquire the 666,000 shares of the Company's common stock acquired from the Dillon Parties at a price of $3.00 per share, and agreed to reimburse Craig for certain legal costs associated with the litigation amounting to approximately $62,000.

        Fiscal 1995 general and administrative expenses amounted to $384,000 for the three months ended December 31, 1995 as compared to $659,000, $339,000, and $425,000 for the third, second and first quarter ended September 30, June 30, and March 31, 1995. During Fiscal 1995, the Company incurred additional legal fees pertaining to outstanding litigation (see Part II, Item 1-Legal Proceedings) and paid bonuses and directors fees for past services aggregating approximately $302,500, which were authorized by the Board to the Chairman, Vice-Chairman and President. Such employee related costs were offset by a payment of approximately $120,000 by affiliates of Craig to the Company for real estate consulting services provided by employees to such affiliates.

BUSINESS PLAN, CAPITAL RESOURCES AND LIQUIDITY OF THE COMPANY
-------------------------------------------------------------

     Cash and cash equivalents increased by approximately $11,486,000 from $4,805,000 at December 31, 1994 to $16,291,000 at December 31, 1995. Net cash provided by investing activities for the year ended December 31, 1995 amounted to $11,165,000 including cash proceeds from the sale of its Fidelity stock and proceeds from the sale of properties amounting to $11,938,000 and $8,837,000, respectively. Fiscal 1995 proceeds from long-term mortgage financings amounted to approximately $6,104,000. During Fiscal 1995, $9,610,000 of such proceeds were used purchase and improve real properties and repay long-term and short-term principal borrowings of $4,764,000.

     The Company expects that its sources of funds in the near term will include cash on hand ($16,291,000 at December 31, 1995), cash flow from the operations of its real estate properties and proceeds from the sale of its properties.

     In the short-term, uses of funds are expected to include (i) funding of the repair of the earthquake damage to the parking structure of the Glendale Building, (ii) operating expenses, (iii) any amounts that may become due under the $4 million Bulk Sale Indemnity, (iv) debt service pursuant to the property mortgages and (v) dividends declared, if any under the Preferred Stock. Annual cumulative dividends accrue at $157,500 per year. The Company has declared and paid dividends amounting to $101,500 on the Preferred Stock for the period from its issuance in November 1994 through June 30, 1995. At December 31, 1995, cumulative dividends not declared or paid amounted to $78,750. Such dividends were declared and paid in March 1996.

     Management is currently evaluating the assets and opportunities available to the Company with a view to developing a new business plan. Among the alternatives under consideration are the continuation and expansion of its real estate operations, the movement into a new line of business, and the merger or sale of the entire Company. Such alternatives may include the participation with the Company's major beneficial shareholder, Craig and/or its affiliates in land based entertainment businesses such as motion picture exhibition.

     On March 29, 1996, the Company was notified by its major shareholder, Craig that it had sold its common stock interest in the Company, representing approximately 26% of the outstanding shares of the Company, to its 49.3% owned affiliate, Reading Company ("Reading"). In addition, Craig sold to Reading an option to purchase its 1,329,114 shares of Preferred Stock and its warrant to purchase 666,000 shares of the Company's common stock. Such Preferred Stock combined with the Common Stock currently held by Reading represent approximately 40% of the outstanding voting equity securities of the Company.

ITEM 8.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA


INDEX                                                    PAGE
-----                                                    ----


Report of Independent Auditors....................        F-2

Consolidated Balance Sheets
  Years Ended December 31, 1995 and 1994..........        F-3

Consolidated Statements of Operations
  Years Ended December 31, 1995, 1994 and 1993....        F-4

Consolidated Statements of Stockholders' Equity
  Three Years Ended December 31, 1995.............        F-5

Consolidated Statements of Cash Flows
  Years Ended December 31, 1995, 1994 and 1993....        F-6

Notes to Consolidated Financial Statements........        F-8

Financial Statement Schedule - III - Real Estate
  and Accumulated Depreciation....................        S-1

                         REPORT OF INDEPENDENT AUDITORS



The Board of Directors
Citadel Holding Corporation


We have audited the consolidated balance sheets of Citadel Holding Corporation and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. Our audits also included the financial statements schedule listed in the Index at Item 8. These financial statements and the financial statement schedule are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Citadel Holding Corporation and subsidiaries as of December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.



DELOITTE & TOUCHE LLP


Los Angeles, California
March 27, 1996

                 CITADEL HOLDING CORPORATION AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                                    (NOTE 1)

                                                               December 31,
                                                            1995           1994
                                                          --------       --------
                                                         (In thousands of dollars)
ASSETS
------

Cash and cash equivalents                                 $ 16,291       $  4,805
Investment in Fidelity Federal Bank-held for sale               11         13,405
Properties held for sale                                     7,942             --
Rental properties, less accumulated depreciation            14,251         19,858
Other receivables                                              437          1,219
Other assets                                                   883            625
                                                          --------       --------

Total assets                                              $ 39,815       $ 39,912
                                                          ========       ========

LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------

LIABILITIES
Security deposits payable                                 $    253       $    227
Accrued legal fees                                             313          1,239
Accounts payable and accrued liabilities                     1,343          1,762
Deferred proceeds from bulk sales agreement                  4,000          4,000
Short-term line of credit with affiliate                        --            950
Mortgage notes payable                                      16,186         13,896
                                                          --------       --------
      Total liabilities                                     22,095         22,074
                                                          --------       --------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
Serial preferred stock, par value $.01,
 5,000,000 shares authorized, 3% Cumulative
 Voting Convertible, ($3.95 per share or
 $5,250,000 stated value) 1,329,114 shares
 issued and outstanding                                         13             13
Common stock, par value $.01, 20,000,000
 shares authorized, 6,669,924 shares issued
 and outstanding at December 31, 1995
 and 1994                                                       67             67
Additional paid-in capital                                  65,197         65,298
Retained (deficit)                                         (46,142)       (47,540)
Cost of treasury shares, 666,000 shares                     (1,415)            --
                                                          --------       --------
      Total stockholders' equity                            17,720         17,838
                                                          --------       --------

Total liabilities and stockholders' equity                $ 39,815       $ 39,912
                                                          ========       ========



          See accompanying notes to consolidated financial statements.

                  CITADEL HOLDING CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                    (NOTE 1)

                                                      Year Ended December 31,
                                                   1995        1994         1993
                                                  ------    ---------    ---------
                                                     (In thousands of dollars,
                                                     except per share amounts)
Real Estate Operations:

 Rental income                                    $5,402    $   2,070    $      --
 Interest income                                     710           45           --
                                                  ------    ---------    ---------
                                                   6,112        2,115           --

 Real estate operating expenses                    2,660        1,350           --
 Depreciation and amortization                       420          276           --
 Interest expense                                  1,327          649           --
 General and administrative expenses               1,807        1,785           --
                                                  ------    ---------    ---------
   Total expenses                                  6,214        4,060           --

 Gain on sale of properties                        1,541           --           --
                                                  ------    ---------    ---------

Earnings (loss) from Real Estate Operations        1,439       (1,945)          --
                                                  ------    ---------    ---------

Loss From Financial Services Operations
 (Note 13)                                            --           --     (103,628)

Administrative Charge from Fidelity
 Federal Bank                                         --         (916)          --

Loss of and Write-down of Investment in
 Fidelity Federal Bank                               (41)    (171,964)          --
                                                  ------    ---------    ---------

Earnings (loss) before taxes                       1,398     (174,825)    (103,628)
Income tax expense (benefit)                          --           --      (36,467)
                                                  ------    ---------    ---------

Net earnings (loss)                               $1,398    $(174,825)   $ (67,161)
                                                  ======    =========    =========

Net earnings (loss) per common and
  common equivalent share                         $ 0.16    $  (26.45)   $  (11.56)
                                                  ======    =========    =========



          See accompanying notes to consolidated financial statements.

                 CITADEL HOLDING CORPORATION AND SUBSIDIARIES
                CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                      THREE YEARS ENDED DECEMBER 31, 1995
                      (IN THOUSANDS OF DOLLARS) (NOTE 1)

                           Preferred Stock     Common Stock
                           ---------------    ---------------                            Treasury      Stock-
                           Shares     Par     Shares     Par     Paid-In    Retained      Stock,      holders'
                                     Value              Value    Capital    Earnings      At Cost     Equity
--------------------------------------------------------------------------------------------------------------
Balances at
January 1, 1993                               3,298      $ 33    $28,707    $ 194,446                $ 223,186

Net (loss)                                                                    (67,161)                 (67,161)
Proceeds of rights
  offering                                    3,298        33     31,345                                31,378
                           -----      ----    -----      ----    -------    ---------    -------     ---------

Balances at
Dec. 31, 1993                                 6,596        66     60,052      127,285                  187,403

Issuance of common stock                         74         1        285                                   286
Issuance of preferred
  stock, net of
  issuance costs of $275   1,329      $ 13                         4,961                                 4,974
Net (loss)                                                                   (174,825)                (174,825)
                           -----      ----    -----      ----    -------    ---------    -------     ---------
Balances at
Dec. 31, 1994              1,329        13    6,670        67     65,298      (47,540)        --        17,838

Asset exchange for
 666,000 shares of
 common stock                                                                            $(1,415)       (1,415)
Net earnings                                                                    1,398                    1,398
Preferred stock
  dividends                                                         (101)                                 (101)
                           -----      ----    -----      ----    -------    ---------    -------     ---------
Balances at
Dec. 31, 1995              1,329      $ 13    6,670      $ 67    $65,197    $ (46,142)   $(1,415)    $  17,720
                           =====      ====    =====      ====    =======    =========    =======     =========

         See accompanying notes to consolidated financial statements.

                 CITADEL HOLDING CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                       (IN THOUSANDS OF DOLLARS)(NOTE 1)

                                                                 Year Ended December 31,
                                                             1995        1994         1993
                                                            -------    ---------    ---------
 OPERATING ACTIVITIES
  Net earnings (loss)                                       $ 1,398    $(174,825)   $ (67,161)
   Adjustments to reconcile net earnings (loss) to
    net cash provided (used) by operating activities:
    Deconsolidation of Fidelity                                  --      111,988           --
    Writedown of investment in Fidelity                          41       59,892           --
    Deferred proceeds from Bulk Sales Agreement                  --        4,000           --
    Depreciation and amortization                               420          276       23,092
    Gain on sale of rental property                          (1,541)          --           --
    Amortization of deferred loan costs                          58                    (1,163)
    Provision for estimated losses                               --           --       95,300
    Gains on sales of loans and securities                       --           --       (1,482)
    Capitalized loan origination costs                           --           --       (2,187)
    Purchases of investment securities                           --           --     (669,228)
    Proceeds/maturities of investment securities                 --           --      585,773
    Purchases of mortgage-backed securities                      --           --     (446,809)
    Proceeds from sales of mortgage-backed securities            --           --      514,981
    Principal repayments of mortgage-backed securities           --           --       58,865
    Writedown of investment securities                           --           --        2,074
    Originations of loans held for sale                          --           --     (162,868)
    Proceeds from sale of loans held for sale                    --           --      138,399
    FHLB stock dividend                                          --           --       (1,640)
    Deferred income tax expense                                  --           --       14,491
    Decrease (increase) in other receivables                    382       (1,219)       4,080
    Decrease (increase) in other assets                        (216)        (625)     (49,414)
    Increase in security deposits payable                        26          227           --
    Increase (decrease) in accrued liabilities               (1,345)       3,001      (21,381)
                                                            -------    ---------    ---------
  Net cash provided by (used in) operating activities          (777)       2,715       13,722

 INVESTING ACTIVITIES
  Proceeds from sale of Fidelity stock                       11,938           --           --
  Proceeds from sale of properties                            8,837           --           --
  Purchase of and additions to real estate                   (9,610)     (20,055)          --
  Purchase of investment securities                              --           --     (200,055)
  Maturities of investment securities                            --           --      226,617
  Proceeds from sale of investment securities                    --           --       26,908
  Principal repayments of mortgage-backed securities
   held for investment                                           --           --        9,565
  Proceeds from sale of mortgage backed securities
   held for investment                                           --           --        7,114
  Purchase of loans                                              --           --       (3,951)
  Loans receivable, net decrease                                 --           --      149,909
  Proceeds from sale of real estate                              --           --       41,608
  Premises and equipment (additions), net                        --           --       (6,946)
  Other, net                                                     --           --        3,275
                                                            -------    ---------    ---------
  Net cash provided by (used in) investing activities        11,165      (20,055)     254,044

                 CITADEL HOLDING CORPORATION AND SUBSIDIARIES
              CONSOLIDATED STATEMENTS OF CASH FLOWS--(CONTINUED)
                      (IN THOUSANDS OF DOLLARS) (NOTE 1)

                                                                    Year Ended December 31,
                                                                1995        1994         1993
                                                               -------    ---------    ---------
 FINANCING ACTIVITIES
  Proceeds from long-term mortgage borrowings                    6,104       13,930           --
  Repayments of long-term borrowings                            (3,814)         (34)    (162,000)
  Short-term borrowings from affiliates                             --        6,200           --
  Repayment of borrowings from affiliates                         (950)           -           --
  Dividends paid                                                  (101)          --           --
  Short-term borrowings increase                                    --           --      242,830
  Capitalized financing costs                                     (141)        (246)          --
  Costs of preferred stock issuance                                 --         (275)          --
  Proceeds from issuance of common stock                            --          286           --
  Proceeds from stock rights offering, net                          --           --       31,378
  Demand deposits and passbook savings decrease, net                --           --     (111,601)
  Certificate accounts, net increase                                --           --       22,326
  Proceeds from FHLB advances                                       --           --      250,000
  Repayment of FHLB advances                                        --           --     (505,000)
                                                               -------    ---------    ---------
 Net cash provided by (used in) financing activities             1,098       19,861     (232,067)
 Less cash and cash equivalents of Fidelity at
  beginning of period                                               --     (143,677)          --
                                                               -------    ---------    ---------
 Net increase (decrease) in cash and cash equivalents           11,486     (141,156)      35,699
 Cash and cash equivalents at beginning of year                  4,805      145,961      110,262
                                                               -------    ---------    ---------
 Cash and cash equivalents at end of year                      $16,291    $   4,805    $ 145,961
                                                               =======    =========    =========

 SUPPLEMENTAL DISCLOSURES:

  Cash paid during the period for:
    Interest on mortgages and line of credit                     1,292          548           --
    Interest on deposits, advances and other borrowings             --           --      180,861
    Income taxes                                                    --           --         (679)

  Noncash transactions:
    Conversion of line of credit to preferred stock,
     net of loan costs                                              --        4,974           --
    Common stock received in exchange for Fidelity stock         1,415           --           --
    Additions to real estate owned (other assets)
     through foreclosure                                           400           --      193,461
    Loans originated to finance sale of real estate
     acquired through foreclosure                                   --           --       51,607
    Transfers from investment portfolio to held for
     sale portfolio:
      Loans receivable                                              --           --      325,222
      Investment securities                                         --           --       14,264
      Mortgage-backed securities                                    --           --      214,310

         See notes to accompanying consolidated financial statements.

                  CITADEL HOLDING CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - BASIS OF PRESENTATION AND PRINCIPLE OF CONSOLIDATION
-------------------------------------------------------------

The consolidated financial statements include the accounts of Citadel Holding Corporation ("Citadel") and its wholly owned subsidiaries (collectively the "Company"). All significant intercompany balances and transactions have been eliminated in consolidation.

On August 4, 1994 (the "Closing"), Citadel completed a restructuring (together with other transactions below, the "Restructuring") in which, among other things, Citadel's ownership interest in its previously wholly owned subsidiary, Fidelity Federal Bank ("Fidelity"), was reduced to approximately 16%. The reduction was a result of Fidelity issuing and selling to investors in a public offering shares of Class A and Class C common stock. As of August 4, 1994, Citadel's shares of Fidelity were reclassified into 4,202,243 shares of Class B common stock of Fidelity. During April 1995, Citadel sold substantially all of the Class B common stock of Fidelity received in the Restructuring.

As a result of the Restructuring, effective January 1, 1994, Citadel no longer consolidates Fidelity in its financial statements; rather it accounts for its investment in Fidelity on the cost basis. Accordingly, information for the year ended December 31, 1994 presents the Company's results of operations for the five months subsequent to the Restructuring separate from the results of operations of Fidelity, which have been included in the statement of operations as "Loss of and writedown of investment in Fidelity" (see note 4). For the period prior to the closing of the Restructuring, administrative expenses have been recorded consistent with the previous allocations made to Citadel by Fidelity. Note 13 relates to the Company as the holding company of Fidelity prior to the Restructuring.

In addition to the reduction of Citadel's interest in Fidelity, several other significant events occurred in the Restructuring, including:

   a. Citadel sold to Fidelity all of the stock of Gateway Investment Services, Inc., previously a wholly owned subsidiary of Citadel.

   b. A newly formed subsidiary of Citadel, Citadel Realty, Inc. ("CRI") purchased four real properties from Fidelity for a purchase price of $19.8 million (Fidelity's book value) of which $13.9 million was financed by Fidelity on a secured basis, and the balance was financed by Craig Corporation ("Craig"), a significant stockholder of Citadel, under a short-term line of credit.

   c. Citadel received from Fidelity by way of a dividend (i) a one-year transferable option (subsequently contributed to CRI) to acquire two office building in Sherman Oaks and Glendale, California (the "Office Buildings") used in the operations of Fidelity for an aggregate exercise price of $9.3 million, portions of which buildings to be leased back to Fidelity upon purchase by the

                 CITADEL HOLDING CORPORATION AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT'D)


NOTE 1 - BASIS OF PRESENTATION AND PRINCIPLE OF CONSOLIDATION, (CONT'D)
-----------------------------------------------------------------------

Company (Note 3), and (ii) Fidelity's interest in a lawsuit filed against the former carrier of Fidelity's directors' and officers insurance policies, involving certain coverage and indemnity issues (the "D & O Litigation"), which resulted in Citadel collecting approximately $2.5 million.

   d. Citadel and Fidelity entered into a Stockholders' Agreement, under which Citadel is obligated to reimburse Fidelity for certain losses that may be incurred by Fidelity as a result of certain environmental and other representations made by Fidelity in connection with the bulk sale of loans and other assets to certain third parties in connection with the Restructuring. Subject to a $4 million limit, the Stockholders' Agreement requires Citadel to reimburse Fidelity for certain losses incurred by Fidelity, in either repurchasing assets sold in connection with the bulk sale in the event of breached representations, or curing such breaches.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------------------

Cash and cash equivalents
-------------------------

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Included in cash and cash equivalents at December 31, 1995 is approximately $15,780,000 which is being held in institutional money market mutual funds.

Depreciation and Amortization
-----------------------------

Depreciation and amortization is generally provided using the straight-line method over the estimated useful lives of the assets which range from 27 to 39 years. Leasehold improvements are amortized over the lives of respected leases or the useful lives of the improvements, whichever is shorter.

Deferred Financing Costs
------------------------

Costs incurred in connection with obtaining financing are amortized over the terms of the respective loans on a straight line basis.

Investments in Common Stock
---------------------------

The Company's investment in common stock of Fidelity is classified as "available for sale" under the provisions of Statement of Financial Accounting Standards

                 CITADEL HOLDING CORPORATION AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT'D)


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (CONT'D)
-------------------------------------------------------------

("SFAS") No. 115 and is reported at fair value. Under SFAS No. 115, fluctuations in fair value are included in a separate component of stockholders' equity. If there is decline in fair value judged to be other than temporary, the amount of writedown is included in net income (loss).

Earnings (Loss) per Share Data
------------------------------

Earnings per share is based on 8,616,613, 6,610,280, and 5,809,570, the weighted average number of shares of common stock and common stock equivalents outstanding during the years ended December 31, 1995, 1994 and 1993, respectively. The 3% Cumulative Voting Convertible Preferred Stock and the outstanding Warrants and stock options are common stock equivalents. For 1995, the calculation of the weighted average shares of common stock outstanding included the effect of shares assumed to be issued on conversion of the outstanding 3% Cumulative Voting Convertible Preferred Stock and the outstanding Warrants and stock options. The number of Shares assumed converted as of the beginning of the period being reported amounted to 2,430,223 and was calculated in accordance with the terms described in Note 9 as of December 31, 1995. The Preferred Stock is not included in the 1994 calculation as its effect was anti-dilutive.


NOTE 3 - RENTAL PROPERTIES AND PROPERTIES HELD FOR SALE
-------------------------------------------------------

The Company's rental properties at December 31, 1995 and 1994 consist of the following:

                                     1995       1994
                                   --------   --------
                                      (in thousands)
Land                               $ 4,699    $ 5,538
Building and improvements            9,855     14,517
                                   -------    -------
Total                               14,554     20,055
Less accumulated depreciation         (303)      (197)
                                   -------    -------
Rental properties, net             $14,251    $19,858
                                   =======    =======

At December 31, 1995 rental properties consisted of one apartment building and two commercial buildings as compared to three apartment buildings and one commercial building at December 31, 1994. Properties held for sale at December 31, 1995 was comprised of one apartment building and an undeveloped parcel of land amounting to $7,542,000 and $400,000, respectively.

During 1995, the Company sold an apartment building for approximately $5.9 million, net of expenses. The sale resulted in a gain of approximately $981,000. As a result of the sale, approximately $3,693,000 of a mortgage note payable was assumed and subsequently paid off by the purchaser.

On February 2, 1995, the Company exercised the Building Options described in
Note 1 to purchase the two office buildings from Fidelity. On March 23, 1995, the Company purchased and immediately sold the Sherman Oaks Building for a gain of approximately $560,000. On May 18, 1995, the Company purchased the Glendale Building at an exercise price of $7.12 million. In connection with the Glendale

                 CITADEL HOLDING CORPORATION AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT'D)


NOTE 3 - RENTAL PROPERTIES AND PROPERTIES HELD FOR SALE, (CONT'D)
-----------------------------------------------------------------

obtained a $5.34 million five year mortgage from Fidelity, which amortizes on a twenty year basis with interest payable monthly at the 30 day LIBOR rate plus 4.5%. The Company paid Fidelity 1% of the loan amount plus normal closing costs; such loan is subject to prepayment penalties in year one of 4%, decreasing 1% each subsequent year.

The Company and Fidelity have entered into a ten year, full service gross lease for four of the six floors of the Glendale Building. The rental rate for the first five years of the lease term is $26,000 per month (including parking) for the ground floor and approximately $75,000 per month (including parking), for the fourth through sixth floors. The lease provides for annual rental increases at a rate equal to the lower of the increase in the Consumer Price Index or 3%. After five years, the lease provides that the rental rate for the ground floor will be adjusted to the higher of the then current market rate or $1.50 per square foot increased by the annual rental rate increase applied during the first five years of the lease as described in the preceding sentence. Fidelity has the option to extend the lease of the ground floor for two consecutive five year terms at a market rental rate and has the option to purchase the Glendale Building, if still owned by the Company, at a market value at the expiration of the lease. During February 1996, Fidelity discontinued use of floors four through six and has notified the Company that it is attempting to sublease such space. In addition, during April 1996, the lease related to the two remaining floors in the Glendale Building expires. The Company is actively seeking a new lessee.

On March 26, 1996, the Company entered into a Purchase and Sale Agreement to sell an apartment rental property, whereby the Buyer agreed to purchase said property for approximately $9.3 million, of which $0.5 million has been deposited in escrow. As of December 31, 1995, this property was encumbered by a mortgage in the amount of approximately $5,731,000. Pursuant to the term of the Purchase and Sale Agreement, the closing date, subject to certain conditions precedent, is scheduled to occur on or before May 29, 1996. Such property, with a carrying value of approximately $7,542,000, has been included in the balance sheet as "Property held for sale" at December 31, 1995.


NOTE 4 - INVESTMENT IN FIDELITY
-------------------------------

At December 31, 1994, the Company's investment in Fidelity consisted of 4,202,243 shares of Class B Common Stock the fair value which was estimated by management to be $3.19 per share, or a total carrying value of approximately $13,405,000. During fiscal 1995 the Company's investment in Fidelity was reduced by (1) the sale of 1,295,000 shares of Class B Common Stock of Fidelity in consideration for a cash

                 CITADEL HOLDING CORPORATION AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT'D)


     NOTE 4 - INVESTMENT IN FIDELITY (CONT'D)
     ----------------------------------------

     payment of $2,220,000 and the return of 666,000 shares of the Company's common stock as part of the settlement of litigation with Dillon Investors (Note 11), and 2) the sale of 2,900,000 shares for approximately $9,718,000, net of commissions. At December 31, 1995 the Company holds for sale 1,810 shares of Fidelity stock, which shares reflect a one for four reverse stock split completed by Fidelity on February 14, 1996.

     The loss of and writedown of investment in Fidelity for the year ended December 31, 1994 consisted of the following:

                                                                  (in thousands)
                                                                  --------------
     Loss from operations of Fidelity through August 4, 1994         $112,072
     Writedown of investment in Fidelity as of the date of
      the Restructuring                                                52,811
     Writedown representing other than temporary decline in
      value from August 5, 1994 to December 31, 1994                    7,081
                                                                     --------
                                                                     $171,964
                                                                     ========

     Included in the writedown of investment in Fidelity as of the date of Restructuring is the effect of the proceeds received from the D&O Litigation, the writedown of uncollectible loans, and the deferral of the $4 million of proceeds received from the Bulk Sale Asset Agreement relating to a sale of Fidelity loans (see Note 1). The loss from operations of Fidelity through August 4, 1994 was partially offset by an income tax benefit of $16,524,000.


     NOTE 5 - OTHER ASSETS
     ---------------------

Other assets are summarized as follows:

                                                                   December 31,
                                                                  1995     1994
                                                                  -----    -----
                                                                  (in thousands)
Deferred financing costs                                          $ 271    $ 256
Accumulated amortization                                            (43)     (79)
                                                                  -----    -----
 Deferred financing costs, net                                      228      177
Impounds                                                            291       --
Deposits                                                             99       87
Prepaid expenses                                                    195      329
Other                                                                70       32
                                                                  -----    -----
                                                                  $ 883    $ 625
                                                                  =====    =====

                 CITADEL HOLDING CORPORATION AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT'D)


     NOTE 6 - DEFERRED PROCEEDS FROM BULK SALES AGREEMENT
     ----------------------------------------------------

     Under the Stockholders' Agreement (see Note 1), Citadel agreed to reimburse Fidelity for certain losses incurred by Fidelity in either curing breached representations or repurchasing assets sold under a bulk sales agreement, subject to a $4 million aggregate limit, in the event Fidelity is determined to have breached certain representations made in connection with certain Bulk Sales which were part of the Restructuring. To date claims totaling $3.9 million have been asserted. Citadel has been informed that Fidelity is contesting these claims and has asserted that these claims are, in any event, subject to a cure threshold which reduces the maximum claim to $2.8 million. A significant number of material issues remain unresolved with regards to the Company's ultimate exposure with respect to the indemnity clause negotiated with Fidelity. Accordingly, included on the balance sheet at December 31, 1995 and 1994 is $4 million recorded as "Deferred proceeds from bulk sales agreement".

     NOTE 7 - MORTGAGE NOTES PAYABLE
     -------------------------------

     Mortgage notes payable at December 31, 1995 and 1994 is as follows:

                                                   December 31,
                                                 1995       1994
                                               --------   --------
                                                  (in thousands)
Notes payable to Fidelity - principal and
 interest paid monthly at rates equal to
 LIBOR plus 4.5% and 1-year Treasury rate
 plus 3.7%, maturing through 2004               $15,424    $13,896
Note payable to American Savings Bank -
 principal and interest paid monthly at a
 rate equal to the 11th District cost of
 funds plus 2.95%, maturing June 1, 2025            762         --
                                                -------   --------
                                                $16,186    $13,896
                                                =======   ========

     As of December 31, 1995, the LIBOR interest rate was 5.843%, the 1-year Treasury rate was 5.5% and the 11th District Cost of Funds was 5.116%.

     Aggregate future principal payments as of December 31, 1995 are as follows:

                  Year Ending
                  December 31,               (in thousands)
                  ------------               --------------
                     1996                       $   118
                     1997                           167
                     1998                           205
                     1999                           227
                     2000                         5,004
                     Thereafter                  10,465
                                                 ------
                                                $16,186
                                                 ======

                 CITADEL HOLDING CORPORATION AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT'D)


     NOTE 8 - SHORT-TERM LINE OF CREDIT
     ----------------------------------

     In connection with the Restructuring the Company borrowed $6,200,000 under a Line of Credit from its shareholder affiliate, Craig Corporation. In November 1994, the amount was reduced to $950,000 through the issuance of 1,329,114 shares of 3% Cumulative Voting Convertible Preferred Stock with a stated value of $5,250,000, and in May 1995 such $950,000 was repaid and the line of credit agreement canceled. Included in interest expense for the years ended December 31, 1995 and 1994 is approximately $59,000 and $266,000 representing interest and amortization of loan fees paid pursuant to the terms of the line of credit agreement.

     NOTE 9 - 3% CUMULATIVE VOTING CONVERTIBLE PREFERRED STOCK
     ---------------------------------------------------------

     On November 10, 1994, the Company issued 1,329,114 shares of 3% Cumulative Voting Convertible Preferred Stock ("Preferred Stock") at a stated value of $3.95 per share. The sales price of the 1,329,114 shares sold was $5,250,000 which was paid through the conversion of existing indebtedness to Craig (Note 8). The Preferred Stock carries a liquidation preference equal to its stated value and bears a cumulative (noncompounded) annual dividend equal to 3% of the stated value. Each share of the Preferred Stock shall entitle the holder to one vote on all matters submitted to a vote of the Company's stockholders.

     The Preferred Stock is convertible at the option of the holder into common stock. The conversion ratio is one share of Preferred Stock for a fraction of a share of common; the numerator which is $3.95 per share plus any unpaid dividends, and the denominator which is the average of the closing prices per share of the Company's common stock, as defined ("Market Price"). If the Market Price exceeds $5.00 per share the conversion ratio will be calculated using $5.00 and if the Market Price is below $3.00, the Company can redeem the Preferred Stock tendered for conversion based upon the following redemption provisions. The Company does not have the right to call for the redemption of the Preferred Stock prior to November 1997. Thereafter, the Company has the right, at its sole option, to redeem at the sum of (1) $3.95 per share, (2) any unpaid dividends, and (3) a premium at the redemption date equal to an accrual on the Stated Value ranging from 9% per annum during the period from November 1994 to November 1998 and thereafter reducing over time from the period November 1998 to November 2006 at the rate of 1% per year. If the redemption date is after November 2006 there is no premium. Assuming a Market Price of $2.25, the closing price of the Company's common stock on March 28, 1995, the Preferred Stock would convert into 2,333,333 shares of the Company's common stock.

     Included as a reduction of paid in capital for the year ended December 31, 1995 is $101,500, representing dividends declared and paid to Craig for the period from the date of the Preferred Stock issuance in November 1995 through June 30, 1995. As of December 31, 1995, undeclared cumulative dividends amounted to $78,750. Such amounts were declared and paid during March 1996.

                 CITADEL HOLDING CORPORATION AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT'D)


     NOTE 10 - FUTURE MINIMUM RENT
     -----------------------------

     The Company has operating leases with tenants at its commercial properties that expire at various dates through 2005 and are subject to scheduled fixed increases or adjustments based on the Consumer Price Index. Future minimum rent under operating leases, excluding tenant reimbursements of certain costs, is summarized as follows:

                  Year Ending
                  December 31,                   (in thousands)
                  ------------                   --------------
                      1996                           $ 3,549
                      1997                             3,507
                      1998                             3,526
                      1999                             1,768
                      2000                             1,322
                   Thereafter                          5,347
                                                     -------
                                                     $19,019


     Leases related to the Company's residential properties have been excluded from the above schedule as they are generally six months or less in length.

     Commencing in August 1995, the Company began renting corporate office space from its stockholder affiliate, Craig, on a month to month basis. In addition, the Company engaged Craig to provide certain administrative services. Included in general and administrative expenses is $45,000 paid to Craig for such rent and services. In addition, the Company provided real estate consulting services to affiliates of Craig during the year ended December 31, 1995 for which the Company was paid approximately $120,000. Such amounts are included in the statement of operations as a reduction of general and administrative expenses.


     NOTE 11 - COMMITMENTS AND CONTINGENCIES
     ---------------------------------------

     There are several legal actions and claims against the Company. Based on advice of legal counsel management believes that the ultimate liability, if any, which may result from any of these lawsuits will not materially effect the financial position or results of operations of the Company.

     In November 1994, a stockholder, Dillon Investors L.P. filed a lawsuit in the Court of Chancery of the State of Delaware naming as defendants the Company, its directors and Craig. On April 13, 1995, the Company, Craig and Dillon Investors and its affiliates (the "Dillon Parties") entered into settlement agreements to resolve this litigation. Under the settlement agreements, the Dillon Parties purchased from Citadel 1,295,000 shares of Class B common stock of

                 CITADEL HOLDING CORPORATION AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT'D)


     NOTE 11 - COMMITMENTS AND CONTINGENCIES, (CONT'D)
     -------------------------------------------------

     Fidelity owned by the Company in exchange for which the Company received from the Dillon Parties $2.22 million and 666,000 shares of the Company's common stock and all existing litigation among the Company, Craig and the Dillon Parties was terminated, with mutual releases executed and delivered. For financial statement purposes the Company reflected the return of the Company's common stock as treasury stock in the amount of $1,415,000, or $2.125 per share. The Dillon Parties also agreed for a period of one year following the closing, not to purchase or acquire any other beneficial interests in any of the Company's securities, and not to engage in any solicitations of consents or proxies.

     The settlement terms also included an agreement by Craig with the Dillon Parties not to exercise, prior to February 4, 1996, its right to tender any shares of the Preferred Stock for conversion into the Company's common stock without the prior consent of the holders of a majority of the outstanding shares of the Company's common stock. In exchange for such concession from Craig Corporation, the Company agreed to grant Craig Corporation a two year warrant to acquire the 666,000 shares of the Company's common stock acquired from the Dillon Parties at a price of $3.00 per share, and the Company agreed to reimburse Craig Corporation for certain expenses associated with the litigation which amounted to $62,000.


     NOTE 12 - STOCK OPTIONS
     -----------------------

     Pursuant to an employment agreement, the Company granted to the President, Mr. Wesson, stock options to purchase 33,000 shares of common stock at a price of $2.69 per share. As of December 31, 1995, 22,000 shares were exercisable. The remaining 11,000 shares vest on August 4, 1996.


     NOTE 13 - ACCOUNTING POLICIES AND FOOTNOTE DISCLOSURES PRIOR TO THE
     -------------------------------------------------------------------
               RESTRUCTURING
               -------------

     The consolidated financial statements include the accounts of Citadel Holding Corporation ("Citadel") and subsidiaries, which prior to August 4, 1994 included Fidelity Federal Bank and Gateway Investment Services Inc. ("Gateway"). As a result of the Restructuring described in Note 1, effective January 1, 1994, Citadel no longer consolidates its previously wholly-owned subsidiaries, Fidelity and Gateway in its financial statements. Accordingly, only the financial statement information for the year ended December 31, 1993 includes the operating results and cash flows of Fidelity and Gateway on a consolidated basis.

                 CITADEL HOLDING CORPORATION AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT'D)


     NOTE 13 - ACCOUNTING POLICIES AND FOOTNOTE DISCLOSURES PRIOR TO THE
     -------------------------------------------------------------------
               RESTRUCTURING (CONT'D)
               ----------------------

     The following details the components of the Loss from Financial Services Operations included in the Statement of Operations for the year ended December 31, 1993:

     Loss from Financial Services Operations:

                                                     (in thousands)
                                                     --------------
     Interest income                                     $289,592
     Interest expense                                     188,391
                                                        ---------
        Net interest income                               101,201
     Provision for estimated loan losses                   65,100
                                                        ---------
        Net interest income after
         provision for estimated loan losses               36,101
     Noninterest income (expense):
      Loan and other fees                                   5,389
      Gain (loss) on sale of loans, net                       194
      Fee income from investment products                   4,313
      Fee income on deposits and other income               3,271
      Provision for estimated real estate losses          (30,200)
      Real estate operations on specific properties       (18,643)
      Gains on sales of mortgage-backed securities
        and investment securities, net                      1,288
      Operating expenses                                 (105,341)
                                                       ----------
        Total noninterest expense                        (139,729)
                                                       ----------
          Loss from financial services operations      $ (103,628)
                                                       ==========

     The following summarizes the significant accounting policies and footnote disclosures with respect to the year ended December 31, 1993.

     Principles of Consolidation - The consolidated financial statements include the accounts of Citadel Holding Corporation and subsidiaries. Citadel is the holding company of Fidelity Federal Bank, a Federal Savings Bank and Gateway Investment Services, Inc. Unless otherwise indicated, references in this footnote to the "Company" include Citadel, Fidelity, Gateway, and all subsidiaries of Fidelity and Citadel. All significant inter-company transactions and balances have been eliminated.

     Cash and cash equivalents - For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks and federal funds sold.

     Investment Securities and Mortgage backed securities - U.S. Government and agency obligations, commercial paper, mortgage backed securities and other corporate debt securities identified as held for investment are recorded at cost, with any

                 CITADEL HOLDING CORPORATION AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT'D)


     NOTE 13 - ACCOUNTING POLICIES AND FOOTNOTE DISCLOSURES PRIOR TO THE
     -------------------------------------------------------------------
               RESTRUCTURING (CONT'D)
               ----------------------

     discount or premium recognized over the life of the related security by using a methodology which approximates the interest method. Fidelity's portfolio of mortgage-backed securities consists of pools of mortgage loans exchanged for mortgage-backed securities and those purchased. Securities held for investment are those securities which the Company has the intent and ability to hold to maturity, and are carried on an amortised cost basis. Securities to be held for indefinite periods of time, including securities that management intends to use as part of its asset/liability strategy, or that may be sold in response to changes in interest rates, changes in prepayment risk, the need to increase regulatory capital or other similar factors, are classified as held for sale and are carried at the lower of cost or market value. Any gains or losses incurred on sales of securities are calculated based upon the specific identification method. Any investment securities held for trading are carried at market value.

     Proceeds from sales of securities held for investment during 1993 were $26.9 million, with a resulting gain of $1,946,000. Proceeds from sales of mortgage-backed securities held for trading during 1993 totaled $51.3 million and the gross gains of $54,000 realized from those sales are reported in the statement of operations as a component of gains/losses on sales of mortgage-backed securities, net. During the year ended December 31, 1993, the Company had gross gains of $1.5 million and gross losses of $1,000 on the sale of mortgage-backed securities held for investment.

     Loans - Interest on loans is credited to income as earned and is accrued only if deemed collectible. Accrued interest is fully reserved on loans over 90 days contractually delinquent and on other loans which have developed inherent problems prior to being 90 days delinquent. Discounts and premiums on loans are included with loans receivable and are credited or charged to operations over the estimated life of the related loans using the interest method. The Bank charges fees for originating loans. Loan origination fees, net of direct costs of originating the loan are recognized as an adjustment of the loan yield over the life of the loan by the interest method, which results in a constant rate of return. When a loan is sold, net loan, origination fees and direct costs are recognized in operations. Other loan fees and charges representing service costs for the prepayment of loans, for delinquent payments or for miscellaneous loan services are recognized when collected. Loan commitment fees received are deferred to the extent they exceed direct underwriting costs.

     Loans held for sale by Fidelity are carried at the lower of cost or market. Fidelity has sold loans which have generated gains on sale, a stream of loan servicing revenue and cash for lending or liquidity. Sales of loans are dependent upon various factors, including interest rate movements, investor

                 CITADEL HOLDING CORPORATION AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT'D)


     NOTE 13 - ACCOUNTING POLICIES AND FOOTNOTE DISCLOSURES PRIOR TO THE
     -------------------------------------------------------------------
               RESTRUCTURING (CONT'D)
               ----------------------

     demand for loan products, deposit flows, the availability and attractiveness of other sources of funds, loan demand by borrowers and liquidity and capital requirements. Due to the volatility and unpredictability of these factors, the volume of Fidelity's sales of loans has fluctuated. All loans sold during 1993 were from the held for sale portfolio.

     Owned Real Estate - Real estate held for sale acquired in settlement of loans generally results when property collateralizing a loan is foreclosed upon or otherwise acquired by Fidelity in satisfaction of the loan. Real estate acquired through foreclosure is recorded at the lower of fair value or the recorded investment in the loan satisfied at the date of foreclosure. Fair value is based on the amount that the Company could reasonably expect to receive for the asset in a current sale between a willing buyer and a willing seller, that is, other than a forced or liquidation sale. Inherent in the computation of estimated fair value are assumptions about the length of time the Company may have to hold the property before disposition. The holding costs through the expected date of sale and estimated disposition costs are included in the valuations. Real estate held for investment or development is carried at the lower of cost or fair value. Adjustments to the carrying value of the assets are made through valuation allowances and charge-offs, through a charge to operations. Net cash receipts on real estate owned or on those loans designated as in-substance foreclosures and net cash payments are recorded in real estate operations on specific properties.

     The results of real estate operations for the year ended December 31, 1993 amounted to a loss of approximately $48,843,000 including income from real estate acquired for investment or development amounting to $110,000, loss from real estate acquired through foreclosure amounting to $18,753,000 and a provision for estimated losses of $30,200,000.

     Loans meeting certain criteria are accounted for as "in-substance foreclosures". These substantially foreclosed assets are recorded at the lower of the loans carrying amount or at the estimated fair value of the collateral at the date the loan was determined to be in-substance foreclosed. These assets are reported as real estate owned in addition to formally foreclosed real estate.

     Allowances for Estimated Losses on Loans and Real Estate - The Company has established valuation allowances for estimated losses on specific loans and real estate ("specific reserves") and for the inherent risk in the loan and real estate portfolios which has yet to be specifically identified ("general valuation allowances" or "GVA"). The internal asset review department reviews the quality and recoverability of the Company's assets on a quarterly basis in order to establish adequate specific reserves and general valuation allowances. Fidelity

                 CITADEL HOLDING CORPORATION AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT'D)


     NOTE 13 - ACCOUNTING POLICIES AND FOOTNOTE DISCLOSURES PRIOR TO THE
     -------------------------------------------------------------------
               RESTRUCTURING (CONT'D)
               ----------------------

     utilizes the delinquency migration and classification methods in determining the adequacy of its GVA. The delinquency migration method attempts to capture the potential future losses as of a particular date associated with a given portfolio of loans, based upon Fidelity's own historical migration experience over a given period of time. Under the classification method, a reserve factor is applied to each aggregate classification level by asset collateral type in an effort to estimate the loss content in the portfolio. Fidelity calculates a range of loss by applying both methodologies and then applies judgement and knowledge of particular credits, economic trends, industry experience and other relevant factors to estimate the GVA amount. Additions to the allowances, in the form of provisions, are reflected in current operations. Charge-offs to the allowance are made when the loss is determined to be significant and permanent.

     Depreciation and Amortization - Depreciation and amortization are computed principally on the straight line method over the lives of the respective leases or the useful lives of the improvements, whichever is shorter.

     Intangible assets -The cost of core deposits purchased from various financial institutions is amortized over the average life of the deposits acquired, generally five to ten years. The amortization and writedown of core deposit intangibles, resulting from purchases of deposits and goodwill acquired in the acquisitions of other financial institutions for the year ended December 31, 1993 amounted to approximately $18,458,000 including $5,192,000 from the writedown of core deposit intangible assets (which writedown is included in interest expense) based upon a branch profitability and analysis and a $8,776,000 writedown of goodwill (which writedown is included in operating expenses) based upon an analysis of the recoverability of goodwill indicating an impairment of value.

     Financial Instruments - In the normal course of business, the Company enters into off-balance sheet instruments to enhance yields and to alter its exposure to interest rate risk. The financial instruments include interest rate swaps and swap option agreements and puts and calls. The differences to be paid or received on swaps are included in interest expense as payments are made or received. The swap options are held as trading positions during the option period and are carried at market value and gains and losses are reflected in operations.

     NOTE 14 - TAXES ON INCOME
     -------------------------

     As of December 31, 1995, the Company has for income tax purposes net operating loss carryforwards and capital loss carryforwards of approximately $2.1 million and $10 million, respectively. These carryforwards will expire in the years 1999 through 2004 and are subject to certain limitations.

                 CITADEL HOLDING CORPORATION AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT'D)


     NOTE 14 - TAXES ON INCOME, (CONT'D)
     -----------------------------------

     Since, in view of the Company's recent history of operating losses, realization of such tax benefits may be unlikely, a full valuation reserve has been provided.

     The tax sharing agreement between Citadel and Fidelity was terminated prior to the Restructuring. In connection with such termination, Citadel and Fidelity agreed that certain amounts, estimated to be approximately $3.2 million, that would have otherwise become payable by Citadel to Fidelity under the terms of such agreement as a result of losses recognized by Fidelity during the second quarter of 1994, would not be payable.

     At the time of the Restructuring, Citadel and Fidelity entered into a tax disaffiliation agreement (the "Tax Disaffiliation Agreement"). In general under the tax disaffiliation Agreement, Fidelity is responsible for (a) all adjustments to the tax liability of Fidelity and its subsidiaries for the periods before the Restructuring relating to operations of Fidelity, (b) any tax liability of Fidelity and its subsidiaries for the taxable year that begins before and ends after the Restructuring in respect to that part of the taxable year through the date of the Restructuring, and (c) any tax liability of Fidelity and its subsidiaries for periods after the Restructuring. For this purpose any liability for taxes for periods on or before the Restructuring is measured by Fidelity's actual liability for taxes after applying tax benefits attributable to periods prior to the closing otherwise available to Fidelity. With certain exceptions Fidelity is entitled to any refunds relating to those liabilities.

     In general Citadel is responsible for all tax liabilities of Citadel and its subsidiaries (other than Fidelity and its subsidiaries) for all periods.

     Deferred income taxes reflect the net tax effect of "temporary differences" between the financial statement carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. During 1995 the Company finalized and filed its tax return for the year ended December 31, 1994. Based upon these filings the Company has made certain adjustments to the deferred tax assets previously estimated for the year ended December 31, 1994. Allocations of tax loss carryforwards have been adjusted to reflect At December 31, 1995 and 1994, the components of the deferred tax liabilities and assets are as follows:

                 CITADEL HOLDING CORPORATION AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT'D)


     NOTE 14 - TAXES ON INCOME (CONT'D)
     ----------------------------------

                                               December 31,
                                             1995        1994
                                           ---------   ---------
                                               (in thousands)
FEDERAL
Deferred tax liabilities:
  Other                                     $    --    $     20
                                            -------    --------
  Total deferred tax liabilities                 --          20
                                            -------    --------
Deferred tax assets:
 Acquired and option properties               3,100       3,664
 Investment in Fidelity                          --       4,000
 Capital losses from sale of Fidelity         3,430          --
 Bulksale indemnification                     1,400       1,400
 Net operating loss carryforward                938         525
 Other                                          385         385
                                            -------    --------
Gross deferred tax assets                     9,253       5,974
                                            -------    --------
Valuation allowance                         $(9,253)     (5,954)
                                            -------    --------
Deferred tax assets, net of allowance            --          20
                                            -------    --------
Net Deferred tax liability                  $    --    $     --
                                            =======    ========

STATE
Deferred tax liabilities:
 Other                                      $    --    $      5
                                            -------    --------
Gross deferred tax liabilities                   --           5
                                            -------    --------

Deferred tax assets:
 Acquired and option properties                 850       1,003
 Investment in Fidelity                          --       1,000
 Capital losses from sale of Fidelity           930          --
 Bulk sale indemnification                      372         372
 Net operating loss carryforward                120          94
                                            -------    --------
Gross deferred tax assets                     2,272       2,469
Valuation reserve                            (2,272)     (2,464)
                                            -------    --------
Deferred tax assets, net of allowance             0           5
Net deferred tax liability                  $    --    $      0
                                            =======    ========

                                    PART III

ITEM 10.  DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

                         DIRECTORS & EXECUTIVE OFFICERS

                                                                          FIRST
                                                                          BECAME
         NAME                   AGE        CURRENT OCCUPATION            DIRECTOR
----------------------------    ---   ------------------------------     --------
James J. Cotter(1)(3)            57   Chairman of the Board of               1986
                                      Citadel, Chairman of the
                                      Board of Craig Corporation, and
                                      Chairman of the Board of Reading
                                      Company

William D. Gould(1)              57   Attorney and Member, Troy &            1995
                                      Gould Professional Corporation;
                                      Director of Craig Corporation

S. Craig Tompkins(3)             45   Secretary/Treasurer and Principal      1993
                                      Accounting Officer of Citadel, Vice
                                      Chairman of the Board of Citadel,
                                      President and Director of Craig
                                      Corporation, President and Director
                                      of Reading Company, and Director of
                                      G&L Realty Corp.

Ronald I. Simon(2)(3)            57   Private Investor/Financial             1995
                                      Consultant; Chairman of Sonat
                                      Corporation

Alfred Villasenor, Jr(1)(2).    66   President of Unisure Insurance          1987
                                     Services, Inc.

Steve Wesson                    38   President and Chief Executive
                                     Officer

(1)  Member of the Compensation Committee.
(2)  Member of the Audit Committee.
(3)  Member of the Executive Committee.

  Set forth below is certain information concerning the principal occupation and business experience of each of the individuals named above during the past five years.

  Mr. Cotter was first elected to the Board in 1986, and resigned in 1988. He was re-elected to the Board in June 1991, named Acting Chairman of the Board of Directors of Citadel and Fidelity Federal Bank, a Federal Savings Bank ("Fidelity") in October 1991, and named Chairman of the Board of Citadel on June 5, 1992. Mr. Cotter has been Chairman of the Board of Craig Corporation ("Craig Corporation") (retail, grocery, motion picture exhibition and real estate) since 1988 and a Director of that company since 1985. He is also the Executive Vice President and a Director of The Decurion Corporation (motion picture exhibition). Mr. Cotter began his association with The Decurion Corporation in 1969. Mr. Cotter has been the Chief Executive Officer and a Director of Townhouse Cinemas Corporation (motion picture exhibition) since 1987. Mr. Cotter is the General Partner of James J. Cotter, Ltd., a general partner in Hecco Ventures I, a California General Partnership and a general partner in Hecco Ventures II, a California General Partnership (Hecco I and Hecco II are involved in investment activities), and has been a Director of Stater Bros., Inc. (retail grocery) since 1987. Mr. Cotter has served as a Director of Reading Company (motion picture exhibition and real estate) since 1990 and as the Chairman of the Board of that company since 1991.

  Mr. Gould is Chairman of the Compensation Committee. Mr. Gould has been a member of the law practice of Troy & Gould Professional Corporation specializing in corporate law since July 1986. Mr. Gould has been a Director of Craig Corporation for more than the past five years and is currently Chairman of the Compensation Committee of Craig Corporation.

  Mr. Simon has been a director of the Company since June 1995 and is Chairman of the Audit Committee. Mr. Simon is a financial consultant and private investor. He is currently Chairman of Sonat Corporation, a manufacturer of interactive voice response equipment and was a Director of Reading Company from 1990 to June 1995. Formerly, Mr. Simon was the Managing Director of the Henley Group, Inc. and a Director of Craig Corporation from 1987-1990.

  Mr. Tompkins was a partner of Gibson Dunn & Crutcher until March 1993 when he resigned to become President of each of Craig and Reading. Mr. Tompkins has served as a Director of each of Craig and Reading since February 1993. Mr. Tompkins was elected to the Board of Directors of G&L Realty Corp., a New York Stock Exchange listed real estate investment trust, in December of 1993, and was elected Vice Chairman of the Board of Citadel in July of 1994. Mr. Tompkins also serves as the Secretary/Treasurer and Principal Accounting Officer for Citadel.

  Mr. Villasenor is the President and the owner of Unisure Insurance Services, Incorporated, a corporation which has specialized in life, business life and group health insurance for over 30 years. Mr. Villasenor served on the Board of Directors of ELAR, a reinsurance company from 1990 to 1991. Mr. Villasenor served as a Director of Fidelity from 1987 until the Restructuring and as a Director of Gateway Investments, Inc. (a wholly owned subsidiary of Fidelity) from June 22, 1993 until February 24, 1995.

  Mr. Wesson served as CEO of Burton Property Trust Inc., the U.S. real estate subsidiary of the Burton Group PLC until he joined the Company as a consultant in 1993. Mr. Wesson became the President and Chief Executive Officer of the Company at the date of the Restructuring in August 1994.

  There are no family relationships between the officers of the Company. All officers are elected annually by the Board of Directors.

  Directors who are not officers or employees of the Company receive for services as a director, an annual retainer of $15,000 plus $1,500 if serving as a Committee Chairman and $800 for each meeting attended in person (or $300 in the case of telephonic meetings). During 1995, the Board of Directors authorized a payment of $192,500 to Mr. Cotter, the Chairman of the Board, in recognition of his past service to the Company with respect to the Restructuring.

ITEM 11.  EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

  The Summary Compensation Table sets forth the compensation earned for the years ended December 31, 1995, 1994 and 1993 by each of the most highly compensated executive officers of the company whose compensation exceeded $100,000 in all capacities in which they served.

                                                                                   LONG TERM
                                                                                  COMPENSATION/
                                              ANNUAL COMPENSATION                    AWARDS
                                  ---------------------------------------------    -----------
                                                                    OTHER          SECURITIES
                                                                    ANNUAL         UNDERLYING     ALL OTHER
NAME AND PRINCIPAL POSITION       YEAR      SALARY     BONUS    COMPENSATION        OPTIONS      COMPENSATION
------------------------------   -------   --------   -------   ---------------   ------------   ------------
Steve Wesson
 President and Chief             1995      $175,000   $100,000         --(1)         33,000
 Executive Officer               1994(2)   $ 70,564    $25,000         --(1)                        $5,564





(1) Excludes perquisites less than $50,000, or 10% of salary plus bonus, if less.
(2) Includes compensation received as President and Chief Executive Officer of Citadel from August 5, 1994 to December 31, 1994.

OPTION/SAR GRANTS IN LAST FISCAL YEAR

The following summarizes options granted in 1995(1).


                                                                                               POTENTIALLY REALIZABLE VALUE
                                                                                                  AT ASSUMED ANNUAL RATES
                                                                                               OF STOCK PRICE APPRECIATION
                                                   INDIVIDUAL GRANTS                                 FOR OPTION TERM
                                ------------------------------------------------------- ----------------------------------------
                                                PERCENT OF
                                 NUMBER OF        TOTAL
                                 SECURITIES    OPTIONS/SARS
                                 UNDERLYING     GRANTED TO      EXERCISE
                                OPTIONS/SARS   EMPLOYEES IN        OR        EXPIRATION
              NAME                 GRANTED      FISCAL YEAR     BASE PRICE       DATE        5%                  10%
-----------------------------   ------------   ------------    ----------    ----------   --------    -------------------------
Steve Wesson                      33,000            100%        $2.69           2004       $55,925             $141,144

(1) Although not granted until August 31, 1995, such options were provided for in Mr. Wesson's employment agreement with Citadel, effective August 4, 1994.

AGGREGATED OPTION/SAR IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION/SAR VALUES




                                                                             NUMBER OF SECURITIES
                                                                                  UNDERLYING               VALUE OF UNEXERCISED
                                                                                  UNEXERCISED                 IN-THE-MONEY
                                                                                 OPTIONS/SARS                  OPTION/SARS
                                      SHARES ACQUIRED         VALUE              AT FY-END (#)                AT FY-END (#)
             NAME                     ON EXERCISE (#)        REALIZED ($)   EXERCISABLE/UNEXERCISABLE    EXERCISABLE/UNEXERCISABLE
-----------------------------        ---------------        ------------    -------------------------    -------------------------
Steve Wesson                                N/A                N/A              22,000/11,000                    0(1)

(1) None of the options held by Mr. Wesson are in-the-money.

EMPLOYMENT CONTRACTS AND CHANGE IN CONTROL AGREEMENTS

  Citadel and Steve Wesson entered into an Executive Employment Agreement, effective as of August 4, 1994 (the "Employment Agreement"). The term of the Employment Agreement is two years and is automatically renewed for subsequent one year terms unless either party gives notice of non-renewal. Mr. Wesson is paid an annual salary of $175,000 and a minimum annual bonus of $50,000. Pursuant to the Employment Agreement, Mr. Wesson was granted options in 1995 to purchase 33,000 shares of Common Stock of Citadel.

  On June 27, 1990 the Board authorized Citadel to enter into indemnity agreements with its then current as well as future directors and officers. Since that time, Citadel's officers and directors have entered such agreements. Under these agreements, Citadel agrees to indemnify its officers and directors against all expenses, liabilities and losses incurred in connection with any threatened, pending or completed action, suit or proceeding, whether civil or criminal, administrative or investigative, to which any such officer or director is a party or is threatened to be made a party, in any manner, based upon, arising from, relating to or by reason of the fact that he is, was, shall be or shall have been an officer or director, employee, agent or fiduciary of Citadel. Each of the current Citadel directors have entered into indemnity agreements with Citadel. Similar agreements also exist between Citadel's subsidiaries and the officers and directors of such subsidiaries.

COMPENSATION COMMITTEE

  From August 4, 1994 to August 31, 1995, Citadel dissolved the Compensation Committee and the entire Board of Directors took responsibility for the compensation decisions. On August 31, 1995, the Compensation Committee was reinstituted to include Directors Cotter, Gould and Villasenor. It is currently Citadel's policy that directors whose compensation is at issue are not involved in the discussion of, or voting on, such compensation.

  Mr. Wesson and Mr. Tompkins are the executive officers of Citadel. In accordance with Citadel's policy on executive officer compensation, Mr. Wesson and Mr. Tompkins are not involved in the discussion of, or voting on, their respective compensation. Mr. Tompkins receives no compensation for his services as an executive officer, but received director's fees. For the year ended December 31, 1995, such fee aggregated $95,700, including a bonus of $60,000 for services rendered to Citadel with respect to the Restructuring.

  Mr. Tompkins is President and a Director of Craig Corporation and Reading Corporation. Mr. Cotter is the Chairman of the Board of Craig Corporation and Reading. Mr. Cotter is a member of the Reading Executive Committee, which serves as the compensation committee for that company. Mr. Gould is a Director of Craig and is Chairman of the Craig Compensation Committee.

ITEM 12.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
          AND MANAGEMENT

  The following table sets forth the shares of Common Stock, Preferred Stock and Voting Stock beneficially owned as of April 8, 1996 by (i) each director and nominee, (ii) all directors and executive officers as a group, and (iii) each person known to Citadel to be the beneficial owner of more than 5% of either the Common Stock or the Preferred Stock. Except as noted, the indicated beneficial owner of the shares has sole voting power and sole investment power.

                                    AMOUNT AND NATURE
NAME AND ADDRESS OF                   OF BENEFICIAL
 BENEFICIAL OWNER                       OWNERSHIP             PERCENT OF CLASS
-------------------------         ----------------------    -------------------
James J. Cotter(1)(4)             4,424,371 shares of       49.9% of Common
                                  Common Stock and          Stock and 100% of
                                  1,329,114 shares of       Preferred Stock
                                  Preferred Stock

Steve Wesson(4)                   22,000 shares of                    *
                                  Common Stock(2)


Alfred Villasenor, Jr.(4)         900 shares of                       *
                                  Common Stock


S. Craig Tompkins(4)                    --                           --

Ronald I. Simon(4)

William D. Gould(4)

Craig Corporation(1)(4)           4,424,371 shares of       49.9% of Common
                                  Common Stock and          Stock and 100% of
                                  1,329,114 shares of       Preferred Stock
                                  Preferred Stock

Reading Corporation (1)           1,564,473 shares of       26% of Common Stock
30 South Fifteenth Street         Common Stock              and 21.3% of Voting
Ste. 1300                                                   Stock
Philadelphia, PA  19102-4813

Lawndale Capital Management,
 Inc.,                            396,600 shares of         6.6% of Common Stock
 Andrew E. Shapiro,               Common Stock(3)           and 5.4% of Voting
 Diamond A Partners, L.P., and                              Stock(3)
 Diamond A Investors, L.P.
 One Sansome Street, Suite 3900
 San Francisco, California
  94104(3)



NAME AND ADDRESS OF                 AMOUNT AND NATURE
 BENEFICIAL OWNER               OF BENEFICIAL OWNERSHIP       PERCENT OF CLASS
-----------------------------   ------------------------   --------------------

John Winfield(5)                342,200 shares of          5.7% of the Common
2121 Avenue of the Stars,       Common Stock               Stock and 4.7%
 Suite 2020                                                of Voting Stock(3)
Los Angeles, CA  90067

All directors and executive     4,447,271 shares of        50% of Common Stock
 officers as a Group            Common Stock and           and 100% Preferred
 (5 persons)(1)                 1,329,114 shares of        Stock
                                Preferred Stock

(1) Mr. Cotter is the Chairman of Craig and Reading, and a principal stockholder of Craig. Craig, in turn, owns approximately 49.3% of the Common Stock of Reading. Collectively, Mr. Cotter and Craig own approximately 50.8% of the Common Stock of Reading. Craig owns directly 1,329,114 shares of Preferred Stock representing 18.1% of the currently outstanding voting securities of Citadel and a warrant (the "Warrant") to purchase 666,000 shares of Common Stock at $3.00 per share. Reading owns directly 1,564,473 shares of Common Stock and has an option (the "Option"), not currently exercisable, to acquire from Craig the Preferred Stock and the Warrant. These securities have been listed as beneficially owned by Mr. Cotter and Craig due to the inter-relationships between Mr. Cotter, Craig and Reading. The Preferred Stock and the Common Stock underlying the Option have not been listed as beneficially owned by Reading, as the Option is not currently exercisable. The Common Shares underlying the Warrant (representing 666,000 shares) have been listed as beneficially owned by Mr. Cotter and Craig even though the exercise price is currently materially in excess of the current market value of such Common Stock. Subject to certain limitations discussed elsewhere in the Report on Form 10-K, the Preferred Stock is convertible by the holder into Common Stock. The disclosures set forth with respect to Mr. Cotter and Craig with respect to their respective beneficial ownership of Common Stock for purposes of this Item have assumed conversion of the Preferred Stock into 2,193,898 shares of Common Stock and exercise in full of the Warrants. However, this conversion feature is subject to certain limitations, including a formula exercise price which varies with the market price of Common Stock and the right of the Company to redeem the Preferred Stock to the extent that the conversion feature is exercised and the exercise price would otherwise be less than $3.00 per share. Mr. Cotter disclaims beneficial ownership of all Citadel securities owned by Craig and/or Reading.
(2) Pursuant to the terms of an employment agreement, Citadel granted Mr.
    Wesson options to purchase 33,000 shares of Common Stock. The option has vested with respect to 22,000 shares, and will vest as to 11,000 shares on August 4, 1996.
(3) Based on ownership assuming no conversion of the Preferred Stock or exercise of the warrants.
(4) 550 S. Hope St., Ste. 1825, Los Angeles, California 90071
(5) Based upon a 13-D, Mr. Winfield has sole voting and investment power with respect to 155,000 shares and shares voting and investment power for an additional 155,000 shares with Intergroup Corporation, and also shares investment power for an additional 32,200 shares with family members.

* Represents less than one percent of the outstanding shares of Citadel Common Stock.

ITEM 13.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Issuance of Stock to Craig Corporation

     In October and November 1994, Citadel issued 74,300 shares of Common Stock and 1,329,114 shares of 3% Cumulative Voting Convertible Preferred Stock to Craig. James J. Cotter, Chairman of the Board of Citadel, was, at the time of such issuances, and currently is, the Chairman of the Board and a major stockholder of Craig. S. Craig Tompkins, Secretary/Treasurer and Principal Accounting Officer of Citadel, was, at the time of such issuances, and currently is, the President and a Director of Craig.

Settlement with Dillon and issuance of warrant to Craig Corporation

     On April 3, 1995, Citadel, Craig and Roderick K. Dillon and certain of his affiliates ("Dillon") entered into agreements to settle outstanding litigation between such parties. At the time of such settlement, Dillon was the beneficial owner of over 5% of the outstanding Common Stock of Citadel. In connection with the settlement, Citadel issued to Craig a two-year warrant to purchase at $3.00 per share 666,000 shares of Common Stock of Citadel that had been to Citadel by Dillon in connection with such settlement.

Transactions with Craig Corporation and Reading Company

     Commencing in August 1995, Citadel began renting corporate office space from Craig on a month to month basis and engaged Craig to provide certain administrative services. During fiscal 1995, $45,000 was paid to Craig for such rent and services. In addition, Citadel provided real estate consulting services to Craig's affiliate, Reading, during fiscal 1995, for which Citadel was paid $120,000.

                                    PART IV


ITEM 14.  EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND
          REPORTS ON FORM 8-K

     (a)(1)  FINANCIAL STATEMENTS


                              DESCRIPTION                               PG. NO
                              -----------                               ------
   Independent Auditor's Report......................................   F-2

   Consolidated Balance Sheets as of December 31, 1995 and 1994......   F-3

   Consolidated Statements of operations for Each of the Three
    Years in the Period Ended December 31, 1995......................   F-4

   Consolidated Statements of Stockholders' Equity for Each of the
    Three Years in the Period Ended December 31, 1995................   F-5

   Consolidated Statements of Cash Flows for Each of the Three
    Years in the Period Ended December 31, 1995......................   F-6

   Notes to Consolidated Financial Statements........................   F-8

     (a)(2) FINANCIAL STATEMENT SCHEDULE

         Financial Statement Schedule III -- Real Estate
          and Accumulated Depreciation...............................  II-1


     (b)  REPORTS ON FORM 8-K

          (i) The Company filed a Report on Form 8-K on April 4, 1995, reporting on Item 5, "Other Information."

          (ii) The Company filed a Report on Form 8-K on April 25, 1995, reporting on Item 5, "Financial Statements"

     (c)  EXHIBITS

EXHIBIT
NO.                                    DESCRIPTION
---                                    -----------

3.1 Certificate of Amendment of Restated Certificate of Incorporation of Citadel Holding Corporation, (filed as Exhibit 3.1 to the Company's Report on Form 10-K for the year-end December 31, 1994, and incorporated herein by reference).

3.2 Restated By-laws of Citadel Holding Corporation (filed as Exhibit 3.2 to the company's Form 10-K for the year ended December 31, 1988, and incorporated herein by reference)

3.3    Amendment to By-laws of Citadel Holding Corporation (filed herewith).

3.4    Amendment to By-laws of Citadel Holding Corporation (filed herewith).

4.1 Certificate of Designation of the 3% Cumulative Voting Convertible Preferred Stock of Citadel Holding Corporation (filed as Exhibit 3 to the Company's Report on Form 8-K, filed on November 14, 1994, and incorporated herein by reference)

10.1 Form of Investor Purchase Agreement between Fidelity Federal Bank and the investors (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1994, and incorporated herein by reference)

10.2 Settlement Agreement between Fidelity Federal Bank, Citadel Holding Corporation and certain lenders, dated as of June 3, 1994 (the "Letter Agreement")(filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1994, and incorporated herein by reference)

10.3 Amendment No. 1 to the Letter Agreement, dated as of June 30, 1994 (filed as Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1994, and incorporated herein by reference)

10.4   Amendment No. 2 to Letter Agreement, dated as of July 28, 1994 (filed as
       Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1994, and incorporated herein by reference)

10.5   Amendment No. 3 to Letter Agreement, dated as of August 3, 1994 (filed as
       Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1994, and incorporated herein by reference)

10.6 Mutual Release, dated as of August 4, 1994, between Fidelity Federal Bank, Citadel Holding Corporation and certain lenders (filed as Exhibit
       10.6 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1994, and incorporated herein by reference)

10.7 Mutual Release between Fidelity Federal Bank, Citadel Holding Corporation, and the Chase Manhattan Bank, N.A., dated June 17, 1994 (filed as Exhibit 10.7 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1994, and incorporated herein by reference)

10.8 Loan and REO Purchase Agreement (Primary), dated as of July 13, 1994, between Fidelity Federal Bank and Colony Capital, Inc. (filed as Exhibit
       10.8 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1994, and incorporated herein by reference)

10.9 Deposit Escrow Agreement, dated as of July 13, 1994, among Colony Capital, Inc., Fidelity Federal Bank, and Morgan Guaranty Trust Company of New York (filed as Exhibit 10.9 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1994, and incorporated herein by reference)

10.10 Real Estate Purchase Agreement, dated as of August 3, 1994, between Fidelity Federal Bank and Citadel Realty, Inc. (filed as Exhibit 10.10 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1994, and incorporated herein by reference)

                                                                      EXHIBIT M

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                 _____________

                                   FORM 10-Q

(Mark One)

[X] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended:  June 30, 1996

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________________ to _____________________

                         Commission file number 1-8625


                          CITADEL HOLDING CORPORATION
             (Exact name of Registrant as specified in its charter)

                DELAWARE                                 95-3885184
      (State or other jurisdiction of        (IRS Employer Identification No.)
      incorporation or organization)

   550 South Hope Street
   Suite 1825             Los Angeles  CA                   90071
   (Address of principal executive offices)               (Zip Code)

Registrant's telephone number, including area code: (213) 239-0540

   Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding twelve months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                Yes   [x]           No  ______
                    -------

   Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date. As of August 13, 1996, there were 6,003,924 shares of Common Stock, $0.01 par value per share, and 1,329,114 shares of Serial Preferred Stock, $0.01 par value per share outstanding.

                  CITADEL HOLDING CORPORATION AND SUBSIDIARIES

                                     INDEX
                                     -----

                                                                            Page
                                                                            ----
PART 1.  Financial Information
------


Item 1.  Financial Statements

     Consolidated Balance Sheets as of June 30, 1996 (Unaudited)
       and December 31, 1995..............................................      3

     Consolidated Statements of Operations for the Three Months
       Ended June 30, 1996 and 1995 (Unaudited)...........................      4

     Consolidated Statements of Cash Flows for Three Months Ended
       June 30, 1996 and 1995 (Unaudited).................................      5

     Notes to Consolidated Financial Statements...........................      6

Item 2.      Management's Discussion and Analysis of the Consolidated
             Statements of Operations.....................................     12


PART 2.      Other Information
-------

Item 1.      Legal Proceedings............................................     18
Item 2.      Changes in Securities........................................     19
Item 3.      Defaults Upon Senior Securities..............................     19
Item 4.      Submission of Matters to a Vote of Security Holders..........     19
Item 5.      Other Information............................................     19
Item 6.      Exhibits and Reports on Form 8-K.............................     20

Signatures................................................................     21

                  CITADEL HOLDING CORPORATION AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

                                                  June 30,     December 31,
                                                    1996           1995
                                                 ---------------------------
                                                  (In thousands of dollars)

ASSETS
----------------------------------------------

Assets
Cash and cash equivalents                         $ 19,168         $ 16,291
Properties held for sale                               400            7,942
Rental properties, net                              14,508           14,251
Other receivables                                      414              437
Other assets                                           898              894
                                                  --------         --------

         Total assets                             $ 35,388         $ 39,815
                                                  ========         ========


LIABILITIES AND STOCKHOLDERS' EQUITY
----------------------------------------------

Liabilities:
Security deposits payable                         $    164         $    253
Accrued legal fees                                     202              313
Accounts payable and accrued liabilities             1,263            1,343
Deferred proceeds from bulk sales agreement             --            4,000
Mortgage notes payable                              10,372           16,186
                                                  --------         --------
         Total liabilities                          12,001           22,095

Commitments and contingencies

Stockholders' Equity
Serial preferred stock, par value $.01,
 5,000,000 shares authorized, 3% Cumulative
 Voting Convertible, ($3.95 per share or
 $5,250,000 stated value) 1,329,114 shares
 issued and outstanding                                 13               13
Common stock, par value $.01, 20,000,000
 shares authorized, 6,669,924 shares
 issued and outstanding                                 67               67
Additional paid-in capital                          65,080           65,197
Retained (deficit)                                 (40,358)         (46,142)
Cost of treasury shares, 666,000 shares             (1,415)          (1,415)
                                                  --------         --------

         Total stockholders' equity                 23,387           17,720
                                                  --------         --------

Total liabilities and stockholders' equity        $ 35,388         $ 39,815
                                                  ========         ========

          See accompanying notes to consolidated financial statements.

                  CITADEL HOLDING CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                    Three Months Ended       Six Months Ended
                                                                          June 30,              June 30,
                                                                      1996        1995       1996       1995
                                                                    ------------------       ----------------
                                                               (In thousands of dollars, except per share amounts)

Real Estate Operations:
 Rental income                                                    $  1,353      $  1,264     $  2,883    $  2,301
 Interest income                                                       219           168          429         244
                                                                  --------      --------     --------    --------
                                                                     1,572       1,432          3,312       2,545
                                                                  --------      ------       --------    --------

 Real estate operating expenses                                        754         617          1,514       1,162
 Depreciation and amortization                                          99          83            221         183
 Interest expense                                                      396         323            794         561
 General and administrative expenses                                   255         339            472         764
                                                                  --------      ------       --------    --------
  Total expenses                                                     1,504       1,362          3,001       2,670
                                                                  --------      ------       --------    --------

 Gain on sale of rental property                                     1,473          --          1,473       1,541
                                                                  --------      ------       --------    --------

Earnings from Real Estate Operations                                 1,541          70          1,784       1,416

Gain (loss) related to Investment in
 Fidelity Federal Bank                                               4,000         (39)         4,000         (39)
                                                                  --------      ------       --------    --------

Earnings before income taxes                                         5,541          31          5,784       1,377

Provision for income taxes                                              --          --             --          --
                                                                  --------      ------       --------    --------

Net earnings                                                      $  5,541      $   31       $  5,784    $  1,377
                                                                  ========      ======       ========    ========

Earnings per common and
 common equivalent share                                          $   0.67      $ 0.00       $   0.70    $   0.16
                                                                  ========      ======       ========    ========





          See accompanying notes to consolidated financial statements.

                  CITADEL HOLDING CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                    Six Months Ended
                                                                        June 30,
                                                                     1996       1995
                                                               ------------------------
                                                              (In thousands of dollars)
Operating Activities
 Net Earnings                                                     $ 5,784       $ 1,377
  Adjustments to reconcile net income to net
   cash provided by operating activities:
    Gain from Investment in Fidelity                               (4,000)           --
    Depreciation and amortization                                     221           183
    Gain on sale of rental property                                (1,473)       (1,541)
    Amortization of deferred loan costs                                99            33
    Changes in operating assets and liabilities:
     (Increase) decrease in other receivables                          23           (39)
     (Increase) decrease in other assets                             (103)          278
     (Decrease) increase in security deposits                         (89)           17
     (Decrease) increase in accrued liabilities                      (191)       (1,396)
                                                                  -------       -------

 Net cash provided by (used in) operating activities                  271        (1,088)

Investing Activities
 Proceeds from sale of Fidelity investment                             --        11,938
 Proceeds from sale of rental properties                            8,941         8,778
 Purchase of and additions to rental properties                      (418)       (9,449)
                                                                  -------       -------

 Net cash provided by (used in) investing activities                8,523        11,267

Financing Activities
 Repayments of long-term borrowings                                (5,814)       (4,698)
 Capitalized financing costs                                           --          (143)
 Dividends paid on Preferred Stock                                   (117)           --
 Long-term mortgage borrowings                                         --         6,104
                                                                  -------       -------

 Net cash provided by (used in) financing activities               (5,931)        1,263

Increase (decrease) in cash and cash equivalents                    2,863        11,442

Cash and cash equivalents at beginning of period                   16,291         4,805
                                                                  -------       -------

Cash and cash equivalents at end of period                        $19,154       $16,247
                                                                  =======       =======

Supplemental Disclosures:
 Interest paid during the six months ended June 30, 1996 and 1995 was approximately $297,000 and $485,000, respectively.

          See accompanying notes to consolidated financial statements.

                  CITADEL HOLDING CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 JUNE 30, 1996


Note 1 - Summary of Significant Accounting Policies
---------------------------------------------------

Basis of Presentation
---------------------

The consolidated financial statements include the accounts of Citadel Holding Corporation ("Citadel") and its wholly owned subsidiaries (collectively the "Company"). In the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments of a recurring nature considered necessary for a fair presentation of its financial position as of June 30, 1996 and December 31, 1995, and the results of operations and its cash flows for the three months ended June 30, 1996 and 1995. The results of operations for the three month period ended June 30, 1996 are not necessarily indicative of the results of operations to be expected for the entire year.

The accompanying unaudited consolidated financial statements have been prepared in accordance with the instructions to Form 10-Q and, therefore, do not include all information and footnotes required to be in conformity with generally accepted accounting principles. The financial information provided herein, including the information under the heading, "Management's Discussion and Analysis of Financial Condition and Results of Operations," is written with the presumption that the users of the interim financial statements have read, or have access to, the most recent Annual Report on Form 10-K which contains the latest audited financial statements and notes thereto, together with the Management's Discussion and Analysis of Financial Condition and Results of Operations as of December 31, 1995 and for the year then ended.

Cash and Cash Equivalents
-------------------------

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Included in cash and cash equivalents at June 30, 1996 is approximately $18.2 million which is being held in institutional money market mutual funds.

Earnings Per Share
------------------

Earnings per common and common equivalent share is based on 8,251,921 and 8,362,921 shares, the weighted average number of shares of common stock and common stock equivalents outstanding during the three months ended June 30, 1996 and 1995, and 8,251,921 and 8,640,421 shares during the six months ended June 30, 1996 and 1995, respectively. The 3% Cumulative Voting Convertible Preferred Stock, the outstanding Warrants and stock options are common stock equivalents. The calculation of the weighted average shares of common stock outstanding included the effect of shares assumed to be issued on the conversion of the Preferred Stock as of the beginning of the periods being reported. The number of shares assumed converted as of the January 1, 1996 and 1995 amounted to 2,247,997 and was calculated as of June 30, 1996 in accordance with the Preferred Stock conversion terms described in Note 4.

                 CITADEL HOLDING CORPORATION AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT'D)


NOTE 2 - RENTAL PROPERTIES AND PROPERTIES HELD FOR SALE
-------------------------------------------------------


The Company's rental properties at June 30, 1996 and December 31, 1995 consist of the following:

                                            June 30,      December 31,
                                              1996            1995
                                         --------------   -------------
                                                 (in thousands)
Land                                           $ 4,699         $ 4,699
Building and improvements                       10,259           9,855
                                               -------         -------
Total                                          $14,958         $14,554
Less accumulated depreciation                     (450)           (303)
                                               -------         -------
Rental properties, net                         $14,508         $14,251
                                               -------         -------


At June 30, 1996 and December 31, 1995, rental properties consisted of one apartment building and two office buildings. Properties held for sale consisted of an undeveloped parcel of land amounting to $400,000 at June 30, 1996. In August 1996, such undeveloped property was sold for a purchase price, net of expenses, approximating book value.

In May 1996, the Company sold an apartment rental property held for sale at December 31, 1995 for approximately $8.94 million, net of expenses. The sale resulted in a gain of approximately $1.473 million. Concurrently, with the sale, the Company paid off the related mortgage note payable amounting to approximately $5.7 million.

During the six months ended June 30, 1995, the Company sold an apartment building and an office building which resulted in a gain of approximately $1,541,000.


NOTE 3 - TAXES ON INCOME
------------------------

For the three months and six months ended June 30, 1996 and 1995, no provision for income taxes was required due to the realization for financial statement purposes of deferred tax assets previously reserved.


NOTE 4 - DEFERRED PROCEEDS FROM BULK SALES AGREEMENT
----------------------------------------------------

Under a Stockholders' Agreement, Citadel agreed to reimburse its previously owned subsidiary, Fidelity Federal Bank ("Fidelity"), for certain losses incurred by Fidelity in either curing breached representations or repurchasing assets sold under a bulk sales agreement, subject to a $4 million aggregate limit, in the event Fidelity were to be determined to have breached certain representations made in connection with certain bulk sales of loans and properties in 1994. As

                 CITADEL HOLDING CORPORATION AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT'D)


NOTE 4 - DEFERRED PROCEEDS FROM BULK SALES AGREEMENT, CONT'D.
-------------------------------------------------------------


a significant number of material issues were unresolved with regards to the Company's ultimate exposure with respect to the indemnity clause negotiated with Fidelity, the Company included on the balance sheet, $4 million recorded as "deferred proceeds from bulk sales agreement". As Fidelity has reached settlement with the purchaser regarding such bulk sales claims and has agreed to release the Company from the indemnity given to Fidelity, the Company has reflected in the Statements of Operations for the three months ended June 30, 1996 a non-recurring gain related to its previous investment in Fidelity, which resulted from the reversal of the $4 million deferral.

NOTE 5 - 3% CUMULATIVE VOTING CONVERTIBLE PREFERRED STOCK
---------------------------------------------------------

On November 10, 1994, the Company issued 1,329,114 shares of 3% Cumulative Voting Convertible Preferred Stock ("Preferred Stock") at a stated value of $3.95 per share or $5,250,000 to Craig Corporation, a stockholder affiliate. The Preferred Stock carries a liquidation preference equal to its stated value and bears a cumulative (noncompounded) annual dividend equal to 3% of the stated value. Each share of the Preferred Stock entitles the holder to vote on all matters submitted to a vote of the Company's stockholders on the basis of one vote per share. The Preferred stock is convertible at the option of the holder into common stock. The conversion ratio is one share of Preferred Stock for a fraction of a share of common stock; the numerator of which is $3.95 per share plus any unpaid dividends, and the denominator of which is the 60 business day average of the closing price per share of the Company's common stock, as defined ("Market Price"). If the Market Price exceeds $5.00 per share the conversion ratio will be calculated using a denominator of $5.00 per share and if the Market Price is below $3.00, the Company can redeem the Preferred Stock tendered for conversion. Except in the case of a tender at a conversion price of less than $3.00 per share, the Company does not have the right to call for the redemption of the Preferred Stock prior to November 1997. Thereafter, the Company has the right, at its sole option, to redeem for an amount equal to the sum of (1) stated value ($3.95 per share), (2) any unpaid dividends, and (3) a premium to Stated Value equal to 9% per annum during the period from November 1994 to November 1998 and thereafter reducing at the rate of 1% per year. The same formula pricing is also applicable to any redemption in connection with a tender for conversion. If the redemption date is after November 2006 there is no premium. The Market Price calculated in accordance with the terms of the Preferred Stock provisions approximated $2.39 at June 30, 1996, which price, would result in the Preferred Stock converting into approximately 2,247,997 shares of the Company's common stock.

Recorded as a reduction of paid in capital for the six months ended is $118,125, representing cumulative dividends declared through March 31, 1996. As of June 30, 1996, undeclared cumulative dividends amounted to $39,375. Such amounts were declared and paid subsequent to June 30, 1996.

                  CITADEL HOLDING CORPORATION AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT'D)


NOTE 6 - SUBSEQUENT EVENT
-------------------------

On August 12, 1996, the Company, with the approval of the Board of Directors, upon recommendation of a special committee of the independent directors of the Board of Directors, entered into a letter of intent (the "Letter of Intent") with its shareholder affiliates, Craig Corporation ("Craig") and Reading Company ("Reading"). Craig owns all the Company's outstanding shares of its 3% Cumulative Voting Convertible Preferred Stock, stated value $3.95 per share, (the "Preferred Stock") and a warrant to purchase 666,000 shares of the Company's Common Stock at $3.00 per share. Reading, which is 52.5% owned by Craig, owns 1,564,473 shares, or 26.1%, of the Company's Common Stock. The Letter of Intent contemplates two transactions including (i) the formation of a new Delaware holding company by Reading under the name of Reading Entertainment, Inc. ("Reading Entertainment") and (ii) the contribution by Craig and Citadel to Reading Entertainment of assets valued for purposes of the transaction at $88 million in exchange for equity securities of Reading Entertainment.

More specifically, the Letter of Intent contemplates that the Company will contribute cash in the amount of $7 million to Reading Entertainment in exchange for 70,000 shares of Reading Entertainment's Series A Voting Cumulative Convertible Preferred Stock and an option to transfer all or substantially all of its assets to Reading Entertainment for Reading Entertainment Common Stock (the "Asset Put Option"). Craig will contribute assets, valued for purposes of this transaction at $81 million, in exchange for 2,476,190 shares of Reading Entertainment Common Stock and 550,000 shares of Reading Entertainment Series B Voting Cumulative Convertible Preferred Stock. The assets to be transferred by Craig consist of 693,650 shares of the Series B Preferred Stock of Stater Bros. Holdings Inc., Craig's 50% membership interest in Reading International Cinemas LLC, and 1,329,114 shares of the Company's Preferred Stock. Upon consummation of the transactions, Craig and the Company will hold in the aggregate in excess of 80% of the voting power of Reading Entertainment with Craig's holdings representing approximately 77.4% of the voting power of Reading Entertainment and the Company's holdings representing approximately 5% of such voting power. Also upon completion of the transaction, Reading Entertainment will hold Company securities representing approximately 39.5% of the outstanding voting power of the Company's outstanding voting securities.

The Series A Preferred Stock to be issued to the Company will (i) bear a cumulative dividend of 6.5%, payable quarterly and (ii) be convertible at any time after 18 months from issuance (or earlier upon a change of control of Reading Entertainment) into shares of Reading Entertainment Common Stock at a conversion price of $11.50 per share.

The Asset Put Option is exercisable at any time after the closing of the transaction through a date 30 days after Reading Entertainment's Form 10-K is filed with respect to its year ended December 31, 1999, and entitles Citadel to exchange all or substantially all of its assets, as defined, together with any debt encumbering such assets, for shares of Reading Entertainment Common Stock (the "Asset Put"). Through October 1997, the common stock to be issued with

                  CITADEL HOLDING CORPORATION AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT'D)


NOTE 6 - SUBSEQUENT EVENT, CONT'D.
----------------------------------

respect to the Asset Put will be exchanged at $11.75 per share and thereafter, at 12.25 per share. However, if the average trading price of Reading Entertainment Common Stock exceeds 130% of the then applicable exchange price for more than 60 days, then the exchange price will thereafter be the fair market of the Reading Entertainment Common Stock from time to time, unless the Company exercises its Assets Put within 120 days of receipt of notice from Reading Entertainment of the occurrence of such average trading price over such 60 day period.

The Company will have certain demand and piggy-back registration rights with respect to Reading Entertainment Common Stock issuable on conversion of the Series A Voting Cumulative Convertible Preferred Stock or on exercise of the Asset Put. If Reading Entertainment fails to pay dividends on the Series A Preferred Stock for four consecutive quarters after 18 months from issuance, the Company will have the option to require Reading Entertainment to repurchase such shares at their aggregate liquidation value plus accumulated dividends. The Company and Reading Entertainment will each have a right to require redemption of the Series A Preferred Stock in the event of a change of control of Reading Entertainment and after five years from the date of issuance. Reading has agreed to reimburse the Company for its out of pocket costs with respect to the proposed transaction, up to a maximum of $280,000.

The Letter of Intent also provides that with respect to the Company's Preferred Stock that except in the event of a change of control of the Company, if such Preferred Stock is not tendered by Reading Entertainment for conversion to common stock prior to the 15th day following the filing of the Company's Form 10-K for fiscal 1996, the right to convert will be suspended for a one year period. In addition, the current redemption premium accrual rate will be reduced to 3% from the date of the closing of the transactions forward.

The Letter of Intent is non-binding on each of the companies and consummation of the proposed transaction is subject to certain conditions, including execution of definitive agreements, approval of the Reading stockholders, delivery of written fairness opinions from the companies' respective financial advisors and certain other standard and customary conditions. No stockholder approval is required with respect to the Company or Craig. However, in the event the Company determines to exercise the Asset Put Option, approval of the Company's stockholders may be required at such time, if the assets transferred were determined to constitute substantially all the Company's assets. Craig, which owns 52.5% of Reading's capital stock, has agreed to vote its shares in favor of the transactions and, accordingly, the vote of no other Reading shareholder is required for approval of the transactions.

Reading is currently involved in conventional multiplex cinema exhibition in Puerto Rico through its Cine Vista Cinemas chain, is scheduled to close in the immediate future the acquisition of the Angelika Film Center in New York (a specialty art multiplex cinema and cafe complex), and is working with Craig,

                  CITADEL HOLDING CORPORATION AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT'D)


NOTE 6 - SUBSEQUENT EVENT, CONT'D.
----------------------------------

through Reading International Cinemas LLC, to develop, a new chain of multiplex cinemas in Australia. Reading intends to expand the Angelika Film Center concept to other cities, and is currently reviewing a number of potential locations suitable for such complexes.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      Citadel Holding Corporation, a Delaware corporation ("Citadel" and collectively with its wholly owned subsidiaries, the "Company") has been engaged primarily in the ownership and management of commercial and residential property since August 1994. During this time period, the Company has considered acquisitions outside of the ownership and management of commercial and residential properties, and as a consequence of the real estate advisory and consulting services provided on a fee basis to Reading, has gained substantial familiarity with the cinema exhibition industry.

      In May 1996, the Company's shareholder affiliates, Reading Company ("Reading") and Craig Corporation ("Craig") authorized their respective managements to work together to develop one or more proposals for the consolidation of the assets of these two companies, and potentially of Citadel, into a single business unit to provide Reading with the capital funding necessary to pursue its Beyond-the-Home entertainment business plan. In June 1996, the Company authorized its management to cooperate with such efforts and formed a special committee of the Board composed of outside directors unaffiliated with Craig and/or Reading to participate in the negotiation and review of any such potential transaction (the "Independent Committee"). The Independent Committee was authorized to retain, and did in fact retain, legal counsel and investment banking advisors to assist it in this process.

   On August 12, 1996, the Company, with the approval of the Board of Directors, entered into a letter of intent (the "Letter of Intent") with Reading and Craig. The Letter of Intent contemplates two transactions including (i) the formation of a new Delaware holding company by Reading under the name of Reading Entertainment, Inc. ("Reading Entertainment") and (ii) the contribution be Craig and Citadel to Reading Entertainment of assets, valued for purposes of the transaction at $88 million, in exchange for equity securities of Reading Entertainment (the "Stock Transaction"). See Footnote 6 of the Notes to Consolidated Financial Statements for more detailed information concerning the provisions contemplated by the Letter of Intent. Reference is also made to the Letter of Intent which is included as Exhibit 10.50 hereto.

   If consummated, the transactions will provide the Company an opportunity to make an initial investment in the Beyond-the-Home entertainment industry, and the ability, thereafter, to review the implementation by Reading Entertainment of its business plan and, if it approves of the progress made by Reading Entertainment, to make a further investment in this industry through the exercise of its Asset Put Option to exchange all or substantially all of its assets for Reading Entertainment Common Stock. The Company has the right to require Reading Entertainment to redeem the securities issued to it in the Stock Transaction after five years or sooner if Reading Entertainment fails to pay dividends on such securities for four quarters. Since this transaction does not constitute a current sale of all or substantially all of the assets of the Company, no shareholder approval is required or sought. However, exercise of the Asset Put Option may require shareholder approval.

   Craig owns all the Company's outstanding shares of its 3% Cumulative Voting Convertible Preferred Stock, stated value $3.95 per share, (the "preferred

Stock") and a warrant to acquire 666,000 shares of the Company's Common Stock at $3.00 per share. Reading, which is 52.5% owned by Craig, owns 1,564,473 shares, or 26.1%, of the Company's Common Stock. Together, these holdings represent approximately 39.5% of the voting power of the Company's outstanding equity securities.

   Reading is currently involved in conventional multiplex cinema exhibition in Puerto Rico through its Cine Vista Cinemas chain, is scheduled to close in the immediate future the acquisition of the Angelika Film Center in New York (a specialty art multiplex cinema and cafe complex), and is working with Craig, through Reading International Cinemas LLC, to develop, a new chain of multiplex cinemas in Australia. Reading intends to expand the Angelika Film Center concept to other cities, and is currently reviewing a number of potential locations suitable for such complexes.

   The Letter of Intent contemplates that the Company will contribute cash in the amount of $7 million to Reading Entertainment in exchange for 70,000 shares of Reading Entertainment Series A Voting Cumulative Convertible Preferred Stock and the Asset Put Option. Craig will contribute assets, valued for purposes of this transaction at $81 million, in exchange for 2,476,190 shares of Reading Entertainment Common Stock and 550,000 shares of Reading Entertainment Series B Voting Cumulative Convertible Preferred Stock. The assets to be transferred by Craig consist of 693,650 shares of the Series B Preferred Stock of Stater Bros. Holdings Inc., Craig's 50% membership interest in Reading International Cinemas LLC, and 1,329,114 shares of the Company's Preferred Stock. Upon consummation of the transaction, Craig and the Company will hold in the aggregate in excess of 80% of the voting power of Reading Entertainment with Craig's holdings representing approximately 77.4% of the voting power of Reading Entertainment and the Company's holdings representing approximately 5% of such voting power.

   The Asset Put Option is exercisable at any time after the closing of the transaction through a date 30 days after Reading Entertainment's Form 10-K is filed with respect to its year ended December 31, 1999, and gives the Company the right to exchange all or substantially all of its assets, as defined, together with any debt encumbering such assets, for shares of Reading Entertainment Common Stock (the "Asset Put"). Through October 1997, the common stock to be issued with respect to the Asset Put will be exchanged at $11.75 per share and thereafter, at $12.25 per share. However, if the average trading price of Reading Entertainment Common Stock exceeds 130% of the then applicable exchange price for more than 60 days, then the exchange price will thereafter be the fair market of the Reading Entertainment Common Stock from time to time, unless the Company exercises its Asset Put within 120 days of receipt of notice from Reading Entertainment of the occurrence of such average trading price over such 60 day period.

   The Letter of Intent also provides that with respect to the Company's Preferred Stock that except in the event of a change of control of the Company, if such Preferred Stock is not tendered by Reading Entertainment for conversion to common stock prior to the 15th day following the filing of the Company's Form 10-K for fiscal 1996, the rights to convert will be suspended for a one year period. In addition, the current redemption premium accrual rate will be reduced to 3% from the date of the closing of the transactions forward.

RESULTS OF OPERATIONS


   The following is a comparison of the results of operations for the three months ended June 30, 1996 ("1996 Quarter") with the three months ended June
30, 1995 ("1995 Quarter") and a comparison of the results of operations for the six months ended June 30, 1996 (the "1996 Six Months") with the six months ended June 30, 1995 (the "1995 Six Months"). Due to the nature of the Company's business activities, revenues and earnings have varied significantly reflecting the operating results of its managed real estate and asset sales during those periods.

   The Company's net earnings for the 1996 Quarter were $5,541,000 or $0.67 per common and common equivalent share, as compared to $31,000 or $0.00 per common and common equivalent share for the 1995 Quarter. The net earnings for the 1996 Six Months was $5,784,000 or $0.70 per common and common equivalent share, as compared to $1,377,000 or $0.16 per common and common equivalent share for the 1995 Six Months. Included in net earnings for the 1996 Quarter and 1996 Six Months is (1) approximately $1,473,000 from the sale of an apartment building and (2) non-recurring income amounting to $4,000,000 resulting from the recognition for financial statement purposes of previously deferred proceeds from the bulk sale of loans and properties by Citadel's previously owned subsidiary, Fidelity Federal Bank ("Fidelity"). At the time of the bulk sale in 1994 by Fidelity, Citadel agreed to indemnify Fidelity, up to $4,000,000, with respect to certain losses that might be incurred by Fidelity in the event of a breach by Fidelity of certain environmental and structural representations made by Fidelity to the purchaser of such loans and properties. Fidelity has reached settlement with the purchaser regarding such bulk sale claims and has agreed to release Citadel from the indemnity given to Fidelity. Included in the earnings for the 1995 Six Months is approximately $1,541,000 from the sale of two rental properties.

   Rental income amounted to $1,353,000 for the 1996 Quarter as compared to $1,264,000 for the 1995 and rental income amounted to $2,883,000 for the 1996 Six Months as compared to $2,301,000 for the 1995 Six Months. The increase in the 1996 periods from the 1995 periods reflects the change in composition of the Company's rental properties between the periods. As of June 30, 1996 rental properties consisted of one apartment building and two commercial buildings as compared to two apartment buildings and two commercial properties (one of which was purchased in May 1995) as of June 30, 1995.

   Real estate operating costs amounted to $754,000 in the 1996 Quarter as compared to $617,000 in the 1995 Quarter. The increase in real estate operating expenses to $1,514,000 in the 1996 Six Months as compared to $1,162,000 in the 1995 Six Months is principally due to the costs associated with operating an office building located in Glandale, California, which was purchased in May 1995, as well as, an increase in deferred maintainance costs incurred at the apartment building sold in May 1996.

   Interest expense was $396,000 in the 1996 Quarter as compared to $323,000 in the 1995 Quarter and amounted to $794,000 for the 1996 Six Months as compared to $561,000 for the 1995 Six Months. The increase in interest expense is a result of additional mortgage loans obtained during the periods reported and an increase in overall interest rates. The Company obtained two mortgages aggregating approximately $6.1 million since the 1995 Quarter. In May 1996, the Company upon sale of a rental property for approximately $8.941 million, net of expenses, repaid an outstanding mortgage on said property amounting to approximately $5.7 million.

   General and administrative expenses decreased to $255,000 in the 1996 Quarter as compared to $339,000 three months ended March 31, 1995. General and administrative expenses amounted to $472,000 in the 1996 Six Months as compared to $764,000 in the 1995 Six Months. Such 1996 Six Month decrease is attributable to (1) a reduction in outside professional and legal costs and (2) a decrease in directors fees related to a payment for past services authorized by the Board to a director in the 1995 Six Months. In addition, the 1996 Six Months includes approximately $85,000 in fee income for consulting services provided by employees of the Company to Reading.


REAL ESTATE INTERESTS
---------------------


   The table below provides an overview of the properties which constituted all of the real properties owned by the Company at June 30, 1996.

                                      Units/        %         Major    Remaining
    Address               Type       Sq. Feet     Leased     Tenants   Lease Term
------------------     ----------    --------   ----------   -------   ----------

ARBOLEDA                Office/      178,000       99        American
1661 Camelback Rd.      Restaurant                           Express   Feb. 1999
Phoenix, Arizona                                             Others    1-5 Yrs.


BRAND                   Office        89,000       65        Fidelity  May 2005
600 N. Brand
Glendale, CA

PARTHENIA               Apartment         27       89        None      6-12 months
21028 Parthenia                       26,000
Canoga Park, CA

CLAREMONT               Land          26 Acres     --         --             --

   Arboleda, Phoenix
   -----------------

   At June 30, 1996, this property is substantially leased. American Express Company, which occupies 58% (100,098 sq. ft.) of the property, has leased their portion of the property through February 1999.

   Brand, Glendale
   ---------------

   The Glendale Building was at the time of aquisition, the headquarters building of Fidelity Federal Bank, FSB (Fidelity). Citadel and Fidelity have entered into a 10 year, full service gross lease for four of the six floors of the Glendale Building. The rental rate for the first five years of the lease term is $26,000 per month (including parking) for the ground floor and approximately $75,000 per month (including parking) for the fourth, fifth and sixth floors. The lease provides for annual rental increases at a rate equal to the lower of the increase in the Consumer Price Index or 3%. After the first five years of the lease term, the rental rate for the ground floor will be adjusted to the higher of the then current market rate or the prevailing rental rate in the fifth year of the lease and the rental rate for the upper floors will be adjusted to the higher of the then current market rate or $1.50 per square feet increased by the annual rental rate increase applied during the first five years of the lease as described in the preceding sentence. Fidelity has the option to extend the lease of the ground floor for two consecutive five year terms at a market rental rate and has the option to purchase the Glendale Building at the market value at the expiration of the lease term, provided that the Company then owns the building. Fidelity has subsequently relocated its headquarters and is working with the Company to rent the entire building, other than the ground floor which houses Fidelity's principal branch office, to a single user.

   Until April 1996, Public Storage occupied 30,879 square feet (two floors) with a total rental of $53,900 per month ($1.75/sq. ft.). The Company is actively seeking potential tenants, for these premises and the upper floor space currently leased by Fidelity. While the Company has entered into lease negotiations with a potential user for the entire building, exclusive of the ground floor, no agreement has yet been entered into and the Company can make no assurance that definitive agreements will be reached.

   Claremont
   ---------

   This property was sold in August 1996 at a price approximating book value.


FINANCING OF REAL ESTATE INTERESTS


   The Company's acquisition of the Arboleda and Veselich properties (the Veselich property was sold in May 1996) was 100% leveraged: $10.2 million was obtained in the form of conventional mortgage loans from Fidelity against the Arboleda and Veselich properties, while the balance was obtained through drawdowns ($3.5 million) on an $8.2 million line of credit (the "Craig Line of Credit") from Craig Corporation ("Craig").

   The loan secured by the Arboleda property has a seven year term, amortizing over 25 years, with an adjustable rate of interest tied to the six month LIBOR rate plus 4.5% per annum, with an initial rate of 9.25% per annum. The rate on this loan is currently 10%. With respect to the Veselich property, Fidelity extended a ten year loan, amortizing over thirty years, at an adjustable rate of interest tied to the one year Treasury rate plus approximately 3.7% per annum, with an initial rate of 7.25%. Such loan was repaid upon the sale of the property in May 1996.

   The remainder of the purchase price of the Arboleda and Veselich properties was drawn on the Craig Line of Credit. The Craig Line was initially committed in the amount of $8.2 million, of which $6.2 million was immediately drawn down to purchase the Arboleda and Veselich properties and an additional property that has since been sold. On November 10, 1994, the Company retired $5.25 million of the Craig Line of Credit by issuance to Craig of 1,329,114 shares of the Company's 3% Cumulative Voting Convertible Preferred Stock. The remaining $950,000 of the Craig Line of Credit was retired in May 1995 and, accordingly, the Company has no further funds available under the Craig Line of Credit.

   With regard to the purchase of the Glendale Building, Fidelity extended a 5 year loan, amortizing over twenty years, at an adjustable rate of interest tied to LIBOR plus 4.5% per annum, adjustable monthly, in the amount of $5.34 million. The Company paid Fidelity points of 1% plus normal closing costs. The current interest rate is 10%.

   On May 1, 1995, the Company obtained a loan of $765,000 on the Parthenia property. The loan has a term of 30 years, with an adjustable rate of interest at 2.95% over the 11th District cost of funds, currently amounting to 7.759%.


BUSINESS PLAN, CAPITAL RESOURCES AND LIQUIDITY


   Cash and cash equivalents increased by approximately $2,863,000 from $16,291,000 at December 31, 1995 to $19,154,000 at June 30, 1996. During the six
months ended June 30, 1996 the Company utilized cash proceeds of approximately $118,000 to pay dividends on the outstanding Preferred Stock and $418,000 to fund repairs at the Glendale Building. Net cash provided by investing activities during the six months ended included approximately $8.941 million from the sale of a rental property, of which approximately $5.7 million was used in repaying the long-term mortgage on said property.

   The Company expects that its sources of funds in the near term will include cash on hand ($19.154 million at June 30, 1996), cash flow from the operations of its real estate properties, consulting fees and proceeds from the sale of its properties net of the mortgage loan repayments.

   In the short term, uses of funds are expected to include (i) funding of the repair of the earthquake damage to the parking structure of the Glendale Building as well as possible leasehold improvements to be incurred in releasing the Glendale Building, (ii) operating expenses, (iii) debt service under the property mortgages, (iv) dividends declared, if any, under the Preferred Stock and (v) funding of the anticipated $7 million capital investment in Reading Entertainment. Management believes that the Company's sources of funds will be sufficient to meet its cash flow requirements for the foreseeable future.

                          PART II - OTHER INFORMATION
                          ---------------------------


ITEM 1 - LEGAL PROCEEDINGS
--------------------------


Roven Litigation
----------------

   The Company, Hecco Ventures I and James J. Cotter are defendants in a civil action filed in 1990 by Alfred Roven in the United States District Court for the Central District of California. The complaint alleged fraud by the Company in a proxy solicitation relating to the Company's 1987 annual meeting of stockholders and breach of fiduciary duty. The complaint sought compensatory and punitive damages in an amount alleged to exceed $40 million. The complaint grew out of and was originally asserted as a counter claim in an action brought by the Company against Roven to recover alleged short swing profits under Section 16(b) of the Securities Exchange Act of 1934 (the "Section 16 Action"). The Company believes it has meritorious defenses to these claims and has not reserved any amounts with respect thereto. In October 1995, the Company, Hecco Ventures I and James J. Cotter were granted summary judgement on all causes of action asserted in the 1990 complaint in federal court. Roven has appealed that judgement.

   In 1995, Roven filed a complaint in the California Superior Court against the Company, Hecco Ventures I and James J. Cotter and, in addition, S. Craig Tompkins and certain other persons, including the Company's outside counsel and certain former directors of the Company (which directors are currently directors of Craig and or Reading), alleging malicious prosecution in connection with the
Section 16 Action. The Company believes that it has meritorious defenses to these claims, and has not reserved any amounts with respect thereto. Defense of the action has been accepted by the Company's insurers. In August 1996, the Los Angeles County Superior Court ordered summary judgement in favor of the Company and all other defendants.

Fidelity Employee Claims
------------------------

   Citadel is advised that, following the reduction of Citadel's interest in Fidelity from a 100% ownership interest to an approximately 16% non-voting equity interest, Fidelity significantly reduced staffing as part of its efforts to reduce costs. Certain terminated employees have threatened, and in one case filed, claims asserting that Citadel is in some manner liable for what is asserted to be wrongful termination of these individuals by Fidelity. In light of the fact that, among other things, these employees were never employees of Citadel and were terminated only after Citadel's interest in Fidelity had been reduced to an essentially non-voting 16% interest, the Company believes it has no liability to these individuals.

   One former Fidelity employee, William Strocco brought in a wrongful termination and defamation action against Fidelity and Citadel, which was filed in Los Angeles County Superior Court on March 9, 1995. The plaintiff in that case is the former manager of Fidelity's REO Department who alleged that his employment was terminated in violation of public policy and was a result of breaches of his implied employment contract and the implied covenant of good faith and fair dealing. The plaintiff alleged his termination was related to the fact that he objected to various aspects of Fidelity's restructuring, including the selling of REO properties in bulk sales, as not in the interests of Fidelity, and that he asserted that the same was not fully disclosed to potential investors and to the Office of Thrift Supervision. Strocco also sought damages for alleged defamation and interference with contractual relationship. Citadel was named in only one of five causes of action brought by Strocco, and was made a party defendant only on the basis that Citadel allegedly conspired with and induced Fidelity to breach its employment agreement with Strocco. In July 1996, the Superior Court ordered summary judgement in favor of Citadel.

Securities Litigation
---------------------

   In July 1995, Citadel was named as a defendant in a lawsuit alleging violations of federal securities laws in connection with the offering of common stock of Citadel's then wholly owned subsidiary, Fidelity, in 1994 as part of the previously reported restructuring (the "Harbor Finance Litigation"). The suit was filed by Harbor Finance Partners in an alleged class action complaint in the United States District Court - Central District of California on July 28, 1995 and named as defendants Citadel, Fidelity, Richard M. Greenwood (Fidelity's chief executive officer and Citadel's former chief executive officer), J.P. Morgan Securities, Inc. and Deloitte & Touche LLP. The complaint, which has been amended on three occasions in response to motions to dismiss brought by Fidelity and Citadel, and which, as amended, has deleted as defendants, J.P. Morgan Securities, Inc. and Deloitte & Touche LLP alleged that false and misleading information was provided by the defendants in connection with Fidelity's stock offering and the defendants knew and failed to disclose negative information concerning Fidelity. Fidelity and Citadel filed a Motion to Dismiss, which was granted with leave to amend on January 25, 1996. Plaintiff has now retained new counsel and filed a new complaint alleging essentially the same claims, but adding state securities law causes of action, and not naming J.P. Morgan Securities or Deloitte & Touche LLP. On March 15, 1996 Fidelity and Citadel filed a Motion to Dismiss the new complaint. Defense of the action has been accepted by Fidelity under the terms of the Stockholders Agreement entered into between Citadel and Fidelity as part of the restructuring of Citadel's interest in Fidelity, and Citadel, to date, has not retained separate counsel with respect to this litigation and is not incurring outside costs of defense. In August 1996, the Federal District Court for the Central District of California dismissed with prejudice all federal claims in the case against Citadel, Fidelity and Greenwood and dismissed all state claims without prejudice to the ability of the plaintiff to file such claims in a new state court action.

ITEM 2 - CHANGES IN SECURITIES
------------------------------

   Not applicable.

ITEM 3 - DEFAULTS UPON SENIOR SECURITIES
----------------------------------------

   Not applicable.

ITEM 4 - SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS
------------------------------------------------------------

   Not applicable.

ITEM 5 - OTHER INFORMATION
--------------------------

   Not applicable.
                                       19

ITEM 6 - EXHIBITS AND REPORTS ON FORM 8-K
-----------------------------------------

    A.  Exhibits

         10.50 Letter of Intent dated August 12, 1996 by and between Reading Company, Citadel Holding Corporation, Craig Corporation, Reading Entertainment, Inc., Craig Management, Inc., and Citadel Acquisition Corp., Inc.

         27.    Financial Data Schedule.

    B.  Reports on Form 8-K

         None.

                                  SIGNATURES
                                  ----------

   Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                          CITADEL HOLDING CORPORATION
                          ---------------------------


By:  /s/ Steve Wesson
     -------------------------
     President and Chief
     Executive Officer
     August 19, 1996

     /s/ S. Craig Tompkins
     -------------------------
     Principal Accounting Officer
     August 19, 1996

                                                                      EXHIBIT N

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Angelika Film Centers, Inc., New York City, New York

  We have audited the accompanying balance sheet of Angelika Film Centers, Inc. as of December 31, 1995 and the related statements of income, retained earnings (accumulated deficit), and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Angelika Film Centers, Inc. as of December 31, 1995, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

  As discussed in Note 4 to the financial statements, the Company is involved in litigation matters which could, if not successfully defended, result in a declaration of bankruptcy. The Company and legal counsel cannot predict the outcome of these matters. The financial statements include a provision for an estimated cost that might result from the outcome of the landlord indemnification matter. The Company cannot predict the outcome or range of potential loss, if any, that might result from the other litigation matters. No provision for any liability that may result from these other matters has been made in the financial statements.

  The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the financial statements, as of December 31, 1995, the Company had a working capital deficiency. As discussed in Note 9, the Company has entered into negotiations to sell its theater, which represents its only revenue producing asset. Although the Company believes that it will recover the carrying value of such asset, the ultimate proceeds from such sale cannot presently be determined. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include adjustments that might result from the outcome of this uncertainty.

                                          Miller and Company

July 1, 1996

                          ANGELIKA FILM CENTERS, INC.

                                 BALANCE SHEET

                               DECEMBER 31, 1995

                                     ASSETS

Current Assets
  Cash............................................................. $  114,698
  Receivables......................................................     32,129
  Inventory........................................................     11,419
  Prepaid expenses.................................................    104,432
                                                                    ----------
    Total Current Assets...........................................    262,678
Property and equipment, at cost, less accumulated depreciation of
 $1,433,370 (Note 1)...............................................  2,987,119
Other Assets
  Advances to affiliate (Note 2)...................................    259,376
  Security deposits................................................     16,080
  Trademark........................................................      6,189
                                                                    ----------
                                                                    $3,531,442
                                                                    ==========
                      LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Accounts payable................................................. $  539,598
  Film rental payable..............................................    637,793
  Accrued expenses and taxes.......................................    555,951
  Deferred compensation (Note 5)...................................     76,301
  Deferred revenues from prepaid tickets (Note 1)..................     36,954
  Due to shareholders (Note 4).....................................  1,142,417
                                                                    ----------
    Total Current Liabilities......................................  2,989,014
Deferred rent and rent tax (Note 5)................................    529,370
Commitments (Note 5)
Shareholders' Equity
  Common stock--no par value, authorized 200 shares; 113 shares
   issued and outstanding..........................................    500,000
  Accumulated deficit..............................................   (486,942)
                                                                    ----------
                                                                        13,058
                                                                    ----------
                                                                    $3,531,442
                                                                    ==========

                  See accompanying notes and auditors' report

                          ANGELIKA FILM CENTERS, INC.

        STATEMENT OF INCOME AND RETAINED EARNINGS (ACCUMULATED DEFICIT)

                      FOR THE YEAR ENDED DECEMBER 31, 1995

Revenues:
  Theater admissions.............................................. $ 6,207,237
  Cafe and concession.............................................   1,163,574
  Rental and miscellaneous........................................      72,415
                                                                   -----------
                                                                     7,443,226
                                                                   -----------
Expenses:
  Theater costs, including depreciation of $244,742...............   4,538,363
  Cafe and concession costs.......................................     977,368
  Selling, general and administrative.............................     908,697
  Litigation costs................................................     444,863
                                                                   -----------
                                                                     6,869,291
                                                                   -----------
Income from operations............................................     573,935
Interest expense..................................................      84,095
                                                                   -----------
Net income before income taxes....................................     489,840
Less: New York City income tax....................................      55,438
                                                                   -----------
Net income........................................................     434,402
                                                                   -----------
Retained earnings--beginning of year as previously reported.......   3,930,961
Prior period adjustments:
  Unrecorded expenses in prior years (Note 6).....................    (840,751)
  Prior years dividends paid (Note 7).............................  (2,568,903)
                                                                   -----------
Retained earnings--beginning of year as restated..................     521,307
                                                                   -----------
                                                                       955,709
Less: Dividends paid                                                (1,442,651)
                                                                   -----------
Accumulated deficit--end of year.................................. $  (486,942)
                                                                   ===========


                  See accompanying notes and auditors' report

                          ANGELIKA FILM CENTERS, INC.

                            STATEMENT OF CASH FLOWS

                      FOR THE YEAR ENDED DECEMBER 31, 1995

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income....................................................... $   434,402
Adjustments to reconcile net income to net cash provided by
 operating activities:
  Depreciation...................................................     244,742
  Amortization...................................................       9,736
  Changes in operating assets and liabilities:
    (Increase) in receivables....................................     (23,553)
    Decrease in inventory........................................      11,646
    (Increase) in prepaid expenses...............................      (2,344)
    Increase in accounts payable.................................     303,153
    Increase in film rental payable..............................      36,010
    Increase in accrued expenses and taxes.......................     211,336
    Increase in deferred compensation............................      76,301
    Deferred revenues received from prepaid tickets..............      21,712
    Increase in security deposits................................      (5,000)
    Increase in deferred rent and rent tax.......................      45,970
                                                                  -----------
Net Cash Provided by Operating Activities........................   1,364,111
                                                                  -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Repayment of employee loans....................................       5,300
  Purchase of property and equipment.............................     (40,501)
  Decrease in advance to affiliate...............................      27,768
  Investment in trademark........................................      (6,189)
                                                                  -----------
Net Cash Used In Investing Activities............................     (13,622)
                                                                  -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Principal repayments of bank loan payable......................    (170,330)
  Advances from shareholders.....................................     593,100
  Repayments to shareholders.....................................    (327,961)
  Dividends paid.................................................  (1,442,651)
                                                                  -----------
Net Cash Used in Financing Activities............................  (1,347,842)
                                                                  -----------
Net Increase in Cash.............................................       2,647
Cash, Beginning of Year..........................................     112,051
                                                                  -----------
Cash, End of Year................................................ $   114,698
                                                                  ===========

                  See accompanying notes and auditors' report

                          ANGELIKA FILM CENTERS, INC.

                         NOTES TO FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

  a. Company:

    The Company was formed and commenced operations in New York City, New York in 1989 as a motion picture exhibition theater. The theater derives revenues from six motion picture screens, concession stand sales, cafe food and beverages, and theater rentals.

  b. Income Recognition:

    Income from the theater box office, concession stand and cafe is recognized daily. Prepaid ticket revenues are recognized when tickets are used and theater rental revenues are recognized as the rental event occurs.

  c. Use of Estimates:

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  d. Inventories:

    Inventories are comprised of food and confection goods and are stated at the lower of cost (first-in, first-out method) or net realizable value.

  e. Property and Equipment:

    Depreciation is provided for by the straight line and declining balance methods over the estimated useful lives of the assets. Routine repairs and maintenance are charged to operations as incurred and major repairs are capitalized.

                                                        DEPRECIATION
                                                           LIVES
                                                        ------------
   Theater and improvements............................ 10 - 39 yrs. $3,726,241
   Equipment and furniture.............................  3 -  7 yrs.    694,248
                                                                     ----------
                                                                      4,420,489
     Less: Accumulated depreciation....................               1,433,370
                                                                     ----------
                                                                     $2,987,119
                                                                     ==========

  f. Income Taxes:

    The provision for income taxes is computed using current New York City tax rates including an alternative tax computation. For federal and state income tax purposes, the Company, with the consent of its stockholders, has elected to be treated as an "S" corporation. The stockholders will be liable for individual income taxes on their respective shares of the Company's taxable income. New York State and New York City have granted permission to file a combined franchise and income tax return with an affiliated corporation (Angelika Films, Inc.). The Company has made all required tax payments.

  g. Advertising:

    Advertising costs are charged to operations when incurred. The amount charged to expense for the year ended December 31, 1995 is $398,197.

                             See auditors' report

                          ANGELIKA FILM CENTERS, INC.

2. ADVANCES TO AFFILIATE

  The Company has made advances to and on behalf of Naima Saleh (a relative of the shareholders) which are in dispute and counterclaimed for a much larger sum. See Litigation Note 4a.

3. GOING CONCERN

  The Company's financial statements have been prepared on the basis of a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a working capital deficiency of $2,726,336 at December 31, 1995 and a net worth of $13,058. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

4. LITIGATION

  a. Naima Saleh, mother of Joseph Saleh, a shareholder and former officer of the Company, commenced an action in the Supreme Court of the State of New York seeking $6.5 million in connection with loans allegedly made by her to the Company, and for the enforcement of a security interest in the Company's assets allegedly given to her in March 1990. The Company has interposed various affirmative defenses and counterclaims against Naima Saleh based upon the books and records of the Company. Management has directed counsel to vigorously contest the action and discovery is proceeding. In February 1996 the Supreme Court dismissed that portion of the Amended Complaint which sought enforcement of the security interest on the grounds that the alleged security interest was never authorized by the Company. At this time counsel for the Company is not in a position to assess the likelihood of an unfavorable outcome or the scope thereof.

  b. The Company has indemnified the Theater's landlord against any loss it may sustain resulting from an action commenced by 31-32 Gourmet Corp., another tenant in the building in which the theater is located. 31-32 Gourmet claims that the theater's cafe restaurant operation violates a restrictive covenant contained in its lease. The action went to trial and the complaint was dismissed; however, 31-32 Gourmet prosecuted an appeal resulting in a reversal of the trial court's dismissal of the complaint and a new trial ordered. The Company is pursuing settlement negotiations before the commencement of a new trial and estimates that a settlement can be reached for the approximate sum of $160,000 which has been accrued.

  c. In October 1995 Joseph Saleh, a shareholder and the former president of the Company, commenced an action seeking recovery of $1,760,000 allegedly owed to him by the Company as repayment of loans. The Company's records reflect a loan payable for approximately $730,000 less than is claimed by Mr. Saleh, but the Company and other defendants have filed counterclaims against Mr. Saleh in the aggregate amount of $4,000,000 claiming that Mr. Saleh, on a net basis, is indebted to the Company. The counterclaims arise out of actions by Mr. Saleh while he was the president and chief operating officer of the Company which resulted in waste and mismanagement of the assets of the Company, and the breach by Mr. Saleh of his fiduciary obligations to the Company which resulted in damages. The outcome of this action and counterclaims cannot be predicted at this time.

  d. In January 1996, the Company commenced an action against Mr. Joseph Saleh and others seeking injunctive relief in connection with an attempted physical takeover of the theater premises. Mr. Saleh has counterclaimed that he is the beneficial owner of all issued and outstanding shares of the Company. He claims that at the time the other shareholders were given their shares, it was with the understanding and agreement that Mr. Saleh would receive the return of all shares in the event he was no longer the chief operating officer of the Company. Discovery has not yet commenced in the action and as a result counsel is unable to evaluate the likelihood of an unfavorable outcome.

                             See auditors' report

                          ANGELIKA FILM CENTERS, INC.

5. COMMITMENTS

  a. Leased premises--theater:

    The Company leases its theater under an operating lease expiring December 31, 2008. The basic rent is subject to certain guaranteed increases plus adjustments for taxes, utilities and maintenance charges. A straight-line rent expense of $467,740 under this lease has been charged to operations.

    The minimum lease commitment as of December 31, 1995 under this long-term lease is as follows:

     YEAR ENDED DECEMBER 31,
     -----------------------
     1996........................................................... $  424,603
     1997...........................................................    424,603
     1998...........................................................    451,144
     1999...........................................................    488,294
     2000...........................................................    488,294
     Thereafter.....................................................  4,303,090
                                                                     ----------
                                                                     $6,580,028
                                                                     ==========

  a. Leased premises--office and storage:

    The Company obligated itself on December 15, 1995 to rent office space commencing February 1, 1996 and ending on July 31, 1996 for a monthly expense of $2,400. On January 2, 1996 the Company prepaid $1,500 for records storage space for calendar year 1996.

  b. Deferred compensation

    On October 23, 1995 the Company entered into employment contracts with three shareholders providing for an annual wage of $150,000 each. Due to the cash flow needs of the Company, a portion of the payment of these salaries has been deferred.

6. CORRECTION OF PRIOR YEARS EARNINGS

  The beginning retained earnings has been adjusted for $840,751 of expenses which should have been reflected in prior periods.

7. CORRECTION OF PRIOR YEARS ADVANCES TO AFFILIATE

  The beginning retained earnings has been adjusted by $2,568,903 to correct dividend distributions to shareholders in prior years erroneously recorded as advances to an affiliated company.

8. INTEREST AND TAXES PAID

  The Company made interest payments of $55,560 ($46,884 to an affiliate) and tax payments of $47,744 ($47,119 to an affiliate) for the year ended December 31, 1995.

9. SUBSEQUENT EVENT

  On July 1, 1996 the Company entered into a contract to sell its theater for $12,500,000 subject to certain price reduction adjustments and the approval of the purchaser's board of directors.

                             See auditors' report

                          ANGELIKA FILM CENTERS, INC.

                            CONDENSED BALANCE SHEETS
                                  (UNAUDITED)

                                     ASSETS

                                                              JUNE 30,
                                                        ----------------------
                                                           1996        1995
                                                        ----------  ----------
Current Assets
  Cash................................................. $  288,667  $   13,500
  Receivables..........................................     21,186       3,541
  Inventory............................................     11,419      11,400
  Advances to officers.................................     61,886      37,240
  Prepaid expenses.....................................     46,897      35,492
  Due from affiliated company..........................    137,000         -0-
                                                        ----------  ----------
    Total Current Assets...............................    567,055     101,173
Property and equipment, at cost, less accumulated
 depreciation of $1,520,065 and and $1,310,999 (Note
 1)....................................................  2,900,424   3,109,490
Other Assets
  Advances to affiliate (Note 2).......................    259,376     258,644
  Security deposits....................................     16,080      11,080
  Trademark............................................      6,189         -0-
                                                        ----------  ----------
                                                        $3,749,124  $3,480,387
                                                        ==========  ==========
                      LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Accounts payable, accrued expenses and taxes......... $1,718,161  $1,352,696
  Bank loan payable....................................        -0-      68,132
  Deferred compensation (Note 4).......................    103,767         -0-
  Deferred revenues (Note 1)...........................     49,867      29,375
  Due to shareholders (Note 3).........................  1,062,827   1,088,487
                                                        ----------  ----------
    Total Current Liabilities..........................  2,934,622   2,538,690
Deferred rent and rent tax (Note 4)....................    552,234     506,385
Commitments (Note 4)
Shareholders' Equity
  Common Stock--no par value, authorized 200 shares;
   113 shares issued and outstanding...................    500,000     500,000
  Accumulated deficit..................................   (237,732)    (64,688)
                                                        ----------  ----------
                                                           262,268     435,312
                                                        ----------  ----------
                                                        $3,749,124  $3,480,387
                                                        ==========  ==========

                             See accompanying notes

                          ANGELIKA FILM CENTERS, INC.

   CONDENSED STATEMENTS OF INCOME AND RETAINED EARNINGS(ACCUMULATED DEFICIT)
                                  (UNAUDITED)

                                                   FOR THE SIX MONTHS ENDED
                                                           JUNE 30,
                                                   --------------------------
                                                       1996          1995
                                                   ------------  ------------
Revenues:
  Theater admissions.............................. $  2,816,354  $  2,976,154
  Cafe and concession.............................      532,282       560,671
  Rental and miscellaneous........................       13,756        29,534
                                                   ------------  ------------
                                                      3,362,392     3,566,359
                                                   ------------  ------------
Expenses:
  Theater costs, including depreciation of $86,695
   and $122,371...................................    1,926,281     2,152,588
  Cafe and concession costs.......................      448,917       419,313
  Selling, general and administrative.............      473,576       522,164
  Litigation costs................................      199,753        99,690
                                                   ------------  ------------
                                                      3,048,527     3,193,755
                                                   ------------  ------------
Income from operations............................      313,865       372,604
Interest expense..................................       42,211        32,818
                                                   ------------  ------------
Net income before income taxes....................      271,654       339,786
Less: New York City income tax....................       22,444        37,394
                                                   ------------  ------------
Net income........................................      249,210       302,392
                                                   ------------  ------------
Retained earnings (accumulated deficit) beginning
 of period as previously reported.................     (486,942)    3,930,961
Prior period adjustments:
  Unrecorded expenses in prior years (Note 5).....          -0-      (840,751)
  Prior years dividends paid (Note 6).............          -0-    (2,568,903)
                                                   ------------  ------------
Retained earnings--beginning of period as
 restated.........................................     (486,942)      521,307
                                                   ------------  ------------
                                                       (237,732)      823,699
Less: Dividends paid..............................          -0-       888,387
                                                   ------------  ------------
Accumulated deficit--end of period................ $   (237,732) $    (64,688)
                                                   ============  ============

                             See accompanying notes

                          ANGELIKA FILM CENTERS, INC.

                       CONDENSED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                    FOR THE SIX MONTHS ENDED
                                                            JUNE 30,
                                                    -------------------------
                                                       1996          1995
                                                    ------------ ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income......................................... $   249,210  $    302,392
Adjustments to reconcile net income to net cash
 provided by operating activities:
  Depreciation.....................................      86,695       122,371
  Amortization.....................................         -0-         3,314
  Changes in operating assets and liabilities:
    Decrease in receivables........................      10,943         5,035
    Decrease in inventory..........................         -0-        11,665
    Decrease in prepaid expenses...................      57,535        66,596
    (Decrease) Increase in accounts payable,
     accrued expenses and taxes....................     (15,181)      169,853
    Increase in deferred compensation..............      27,466           -0-
    Increase deferred revenues.....................      12,913        14,133
    Increase in deferred rent and rent tax.........      22,864        22,985
                                                    -----------  ------------
Net Cash Provided by Operating Activities..........     452,445       718,344
                                                    -----------  ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Repayment of employee loans......................         -0-         5,300
  Decrease in advance to affiliate.................         -0-        28,500
  Purchase of property and equipment...............         -0-       (40,501)
  Advances to shareholders.........................    (141,476)      (37,240)
  Decrease in intangible assets....................         -0-         6,422
  Advances to affiliated company...................    (137,000)          -0-
                                                    -----------  ------------
Net Cash Used in Investing Activities..............    (278,476)      (37,519)
                                                    -----------  ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Principal repayments of bank loan payable........         -0-      (102,198)
  Advances from shareholders.......................         -0-       211,209
  Dividends paid...................................         -0-      (888,387)
                                                    -----------  ------------
Net Cash Used in Financing Activities..............         -0-      (779,376)
                                                    -----------  ------------
Net Increase (Decrease) in Cash....................     173,969       (98,551)
Cash, beginning of period..........................     114,698       112,051
                                                    -----------  ------------
Cash, end of period................................ $   288,667  $     13,500
                                                    ===========  ============

                             See accompanying notes

                          ANGELIKA FILM CENTERS, INC.

                         NOTES TO FINANCIAL STATEMENTS
                                  (UNAUDITED)

1. SIGNIFICANT ACCOUNTING POLICIES

    The financial statements have been prepared in accordance with generally accepted accounting principles for interim information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not include all information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments of a recurring nature considered necessary for a fair presentation of the results for the interim periods presented have been included. Operating results for the six months ended June 30, 1996 are not necessarily indicative of the results that may be expected for the year ending December 31, 1996.

  a. Company:

    The Company was formed and commenced operations in New York City, New York in 1989 as a motion picture exhibition theater. The theater derives revenues from six motion picture screens, concession stand sales, cafe food and beverages, and theater rentals.

  b. Income Recognition:

    Income from the theater box office, concession stand and cafe is recognized daily. Prepaid ticket revenues are recognized when tickets are used and theater rental revenues are recognized as the rental event occurs.

  c. Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  d. Inventories:

    Inventories are comprised of food and confection goods and are stated at the lower of cost (first-in, first-out method) or net realizable value.

  e. Property and equipment:

    Depreciation is provided for by the straight line and declining balance methods over the estimated useful lives of the assets. Routine repairs and maintenance are charged to operations as incurred and major repairs are capitalized.

                                             DEPRECIATION
                                                LIVES           JUNE 30,
                                             ------------ ---------------------
                                                             1996       1995
                                                          ---------- ----------
    Theater and improvements................ 10 - 39 yrs. $3,726,241 $3,726,241
    Equipment and furniture.................   3 - 7 yrs.    694,248    694,248
                                                          ---------- ----------
                                                           4,420,489  4,420,489
    Less: Accumulated depreciation..........               1,520,065  1,310,999
                                                          ---------- ----------
                                                          $2,900,424 $3,109,490
                                                          ========== ==========

                          ANGELIKA FILM CENTERS, INC.

                                  (UNAUDITED)

  f. Income taxes:

    The provision for income taxes is computed using current New York City tax rates including an alternative tax computation. For federal and state income tax purposes, the Company, with the consent of its stockholders, has elected to be treated as an "S" corporation. The stockholders will be liable for individual income taxes on their respective shares of the Company's taxable income. New York State and New York City have granted permission to file a combined franchise and income tax return with an affiliated corporation (Angelika Films, Inc.). The Company has made all required tax payments.

  g. Advertising:

    Advertising costs are charged to operations when incurred. The amounts charged to expense for the six months ended June 30, 1996 and 1995 are $147,708 and $209,293 respectively.

2. ADVANCES TO AFFILIATE

  The Company has made advances to and on behalf of Naima Saleh (a relative of the shareholders) which are in dispute and counterclaimed for a much larger sum. See Litigation Note 3a.

3. LITIGATION

  a. Naima Saleh, mother of Joseph Saleh, a shareholder and former officer of the Company, commenced an action in the Supreme Court of the State of New York seeking $6.5 million in connection with loans allegedly made by her to the Company, and for the enforcement of a security interest in the Company's assets allegedly given to her in March, 1990. The Company has interposed various affirmative defenses and counterclaims against Naima Saleh based upon the books and records of the Company. Management has directed counsel to vigorously contest the action and discovery is proceeding. In February, 1996 the Supreme Court dismissed that portion of the Amended Complaint which sought enforcement of the security interest on the grounds that the alleged security interest was never authorized by the Company. At this time counsel for the Company is not in a position to assess the likelihood of an unfavorable outcome or the scope thereof.

  b. The Company has indemnified the theater's landlord against any loss it may sustain resulting from an action commenced by 31-32 Gourmet Corp., another tenant in the building in which the theater is located. 31-32 Gourmet Corp. claims that the theater's cafe restaurant operation violates a restrictive covenant contained in its lease. The action went to trial and the complaint was dismissed; however, 31-32 Gourmet prosecuted an appeal resulting in a reversal of the trial court's dismissal of the complaint and a new trial ordered. The Company is pursuing settlement negotiations before the commencement of a new trial and estimates that a settlement can be reached for the approximate sum of $160,000 which has been accrued.

  c. In October, 1995 Joseph Saleh, a shareholder and the former president of the Company, commenced an action seeking recovery of $1,760,000 allegedly owed to him by the Company as repayment of loans. The Company's records reflect a loan payable for approximately $730,000 less than is claimed by Mr. Saleh, but the Company and other defendants have filed counterclaims against Mr. Saleh in the aggregate amount of $4,000,000 claiming that Mr. Saleh, on a net basis, is indebted to the Company. The counterclaims arise out of actions by Mr. Saleh while he was the president and chief operating officer of the Company which resulted in waste and mismanagement of the assets of the Company, and the breach by Mr. Saleh of his fiduciary obligations to the Company which resulted in damages. The outcome of this action and counterclaims cannot be predicted at this time.

  d. In January, 1996, the Company commenced an action against Mr. Joseph Saleh and others seeking injunctive relief in connection with an attempted physical takeover of the theater premises. Mr. Saleh has

                          ANGELIKA FILM CENTERS, INC.

                                  (UNAUDITED)

counterclaimed that he is the beneficial owner of all issued and outstanding shares of the Company. He claims that at the time the other shareholders were given their shares, it was with the understanding and agreement that Mr. Saleh would receive the return of all shares in the event he was no longer the chief operating officer of the Company. Discovery has not yet commenced in the action and as a result counsel is unable to evaluate the likelihood of an unfavorable outcome.

4. COMMITMENTS

  a. Leased premises--theater:

    The Company leases its theater under an operating lease expiring December 31, 2008. The basic rent is subject to certain guaranteed increases plus adjustments for taxes, utilities and maintenance charges. A straight-line rent expense of $233,870 under this lease has been charged to operations.

    The minimum lease commitment as of December 31, 1995 under this long-term lease is as follows:

     YEAR ENDED DECEMBER 31,
     -----------------------
     1996........................................................... $  424,603
     1997...........................................................    424,603
     1998...........................................................    451,144
     1999...........................................................    488,294
     2000...........................................................    488,294
     Thereafter.....................................................  4,303,090
                                                                     ----------
                                                                     $6,580,028
                                                                     ==========

    Leased premises--office and storage:

    The Company obligated itself on December 15, 1995 to rent office space commencing February 1, 1996 and ending on July 31, 1996 for a monthly expense of $2,400. On January 2, 1996 the Company prepaid $1,500 for records storage space for calendar year 1996.

  b. Deferred compensation

    On October 23, 1995 the Company entered into employment contracts with three shareholders providing for an annual wage of $150,000 each. Due to the cash flow needs of the Company, a portion of the payment of these salaries has been deferred.

  c. Sale of assets

    On July 1, 1996 the Company entered into a contract to sell its theater for $12,500,000 subject to certain price reduction adjustments and the approval of the purchaser's board of directors.

5. CORRECTION OF PRIOR YEARS EARNINGS

  The beginning retained earnings at December 31, 1994 has been adjusted for $840,751 of expenses which should have been reflected in prior periods.

6. CORRECTION OF PRIOR YEARS ADVANCES TO AFFILIATE

  The beginning retained earnings at December 31, 1994 has been adjusted by $2,568,903 to correct dividend distributions to shareholders in prior years erroneously recorded as advances to an affiliated company.

                          ANGELIKA FILM CENTERS, INC.

                                  (UNAUDITED)


7. INTEREST AND TAXES PAID

  The Company made interest and tax payments as follows:

                                                                     JUNE 30,
                                                                   -------------
                                                                    1996   1995
                                                                   ------ ------
     Interest..................................................... 30,648 30,273
     Taxes........................................................ 22,444 37,394

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

  Reading Entertainment is incorporated in Delaware. Under the General Corporation Law of the State of Delaware, a Delaware corporation has the power, under specified circumstances, to indemnify its directors, officers, employees, and agents in connection with actions, suits, or proceedings brought against them by a third party or in the right of the corporation, by reason of the fact that they were or are such directors, officers, employees, or agents, against expenses incurred in any action, suit, or proceeding. The Certificate of Incorporation of Reading Entertainment provides for indemnification of directors and officers to the fullest extent permitted by the General Corporation Law of the State of Delaware. Reference is made to the Certificate of Incorporation of Reading Entertainment filed as an Exhibit hereto.

  The General Corporation Law of the State of Delaware provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. The Certificate of Incorporation of Reading Entertainment contains such a provision.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a) Exhibits

    2.1 Agreement and Plan of Merger (incorporated by reference to Exhibit A to the Proxy Statement/Prospectus included in this Registration
          Statement)
    3(i)  Certificate of Incorporation of Reading Entertainment, as amended
          (incorporated by reference to Exhibit B to the Proxy
          Statement/Prospectus included in this Registration Statement)
    3(ii) By-laws of Reading Entertainment (incorporated by reference to
          Exhibit C to the Proxy Statement/Prospectus included in this Registration Statement)
    4.1 Certificate of Designation of Reading Entertainment (incorporated by reference to Exhibit G to the Proxy Statement/Prospectus included in this Registration Statement)
    4.2 Restated Certificate of Incorporation of Stater (incorporated by reference to Exhibit 3.1 to Stater's Registration Statement on Form
          S-4, File No. 33-77296)
    4.3 Certificate of Designation of Citadel (included in and incorporated by reference to Exhibit F to the Proxy Statement/Prospectus included in this Registration Statement)
    5.1   Opinion of Duane, Morris & Heckscher
    8.1   Tax opinion of Duane, Morris & Heckscher
   10.1   Reading Company 1982 Non-Qualified Stock Option Plan, as Amended.
          (Incorporated by reference to Exhibit 4(b) to Reading Company's
          Registration Statement No. 2-83039, as amended.)
   10.2   Reading Company 1982 Incentive Stock Option Plan, as Amended.
          (Incorporated by reference to Exhibit 4(a) to Reading Company's
          Registration Statement No. 2-83039, as amended.)
   10.3 Reading Company 1992 Non-Qualified Stock Option Plan. (Incorporated by reference to Exhibit 4(B) to Reading Company's Registration
          Statement No. 33-57222, as amended.)
   10.4   Executive Sharing Agreement by and between Reading Cinemas, Inc. and
          City Cinemas Corp. dated as of November 1, 1993. (Incorporated by reference to Exhibit 10.1 to Reading Company's Annual Report on Form
          10-K for the year ended December 31, 1993.)

   10.5  Lease Agreement between Plaza Las Americas, Inc. and Wometco de Puerto
         Rico, Inc. dated as of August 24, 1979, as amended. (Incorporated by reference to Exhibit 10.5 to Reading Company's Annual Report on Form
         10-K for the year ended December 31, 1994.)
   10.6 Lease Agreement between TJAC (Hatillo), S.E. and Theater Acquisitions of Puerto Rico, Inc. dated as of May 11, 1992. (Incorporated by reference to Exhibit 10.6 to Reading Company's Annual Report on Form
         10-K for the year ended December 31, 1994.)
   10.7  Agreement of Lease between Cinema Centro, S.E. and Theater
         Acquisitions of Puerto Rico, Inc. dated as of May 16, 1994.
         (Incorporated by reference to Exhibit 10.7 to Reading Company's Annual
         Report on Form 10-K for the year ended December 31, 1994.)
   10.8  Memorandum of Understanding by and between Reading Company and Robert
         Kory dated May 19, 1994. (Incorporated by reference to Exhibit 10.8 to
         Reading Company's Annual Report on Form 10-K for the year ended
         December 31, 1994.)
   10.9  Lease Agreement between Palma Real Associates, S.E. and Theater
         Acquisitions of Puerto Rico, Inc. dated as of July 13, 1994.
         (Incorporated by reference to Exhibit 10.9 to Reading Company's Annual
         Report on Form 10-K for the year ended December 31, 1995.)
   10.10 The First Amendment dated May 10, 1995 between Palma Real Associates,
         S.E. and Reading Cinemas of Puerto Rico, Inc. (successor by merger to
         Theater Acquisitions of Puerto Rico, Inc.) to the Lease Agreement between Palma Real Associates, S.E. and Theater Acquisitions of Puerto
         Rico, Inc. dated as of July 13, 1994. (Incorporated by reference to Exhibit 10.10 to Reading Company's Annual Report on Form 10-K for the year ended December 31, 1995.)
   10.11 Credit Agreement by and between Reading Cinemas of Puerto Rico, Inc., and Citibank, N.A., as administrative agent for the Lenders thereunder dated as of December 20, 1995. (Incorporated by reference to Exhibit
         10.11 to Reading Company's Annual Report on Form 10-K for the year ended December 31, 1995.)
   10.12 The First Amendment dated February 7, 1996 to the Credit Agreement by and between Reading Cinemas of Puerto Rico, Inc., and Citibank, N.A., as administrative agent for the Lenders thereunder dated as of December 20, 1995. (Incorporated by reference to Exhibit 10.12 to
         Reading Company's Annual Report on Form 10-K for the year ended
         December 31, 1995.)
   10.13 Limited Liability Company Agreement of Reading International Cinemas
         LLC dated November 9, 1995. (Incorporated by reference to Exhibit
         10.13 to Reading Company's Annual Report on Form 10-K for the year ended December 31, 1995.)
   10.14 RC Revocable Trust Agreement between Reading Investment Company, Inc.
         and Craig Corporation and Craig Management, Inc. as trustee, dated
         November 9, 1995. (Incorporated by reference to Exhibit 10.14 to
         Reading Company's Annual Report on Form 10-K for the year ended
         December 31, 1995.)
   10.15 Lease Agreement between Mayaguez Shopping Center, S.E. and Reading
         Cinemas of Puerto Rico, Inc. dated as of August 10, 1995.
         (Incorporated by reference to Exhibit 10.15 to Reading Company's
         Annual Report on Form 10-K for the year ended December 31, 1995.)
   10.16 Contract of Sale of Real Estate between Brick & Pipe Industries LTD and Burgundy Two Pty LTD dated October 10, 1995. (Incorporated by reference to Exhibit 10.16 to Reading Company's Annual Report on Form
         10-K for the year ended December 31, 1995.)
   10.17 Contract of Sale of Real Estate between Royal Society for the
         Prevention of Cruelty to Animals (Victoria) Incorporated and Burgundy
         Two Pty LTD dated November 9, 1995. (Incorporated by reference to
         Exhibit 10.17 to Reading Company's Annual Report on Form 10-K for the year ended December 31, 1995.)
   10.18 Stock Purchase and Sale Agreement dated as of March 30, 1996 by and between Reading Holdings, Inc. and Craig Corporation. (Incorporated by reference to Exhibit 10.18 to Reading Company's Annual Report on Form
         10-K for the year ended December 31, 1995.)

   10.19 Amended and Restated Capital Funding Agreement by and between Reading Investment Company, Inc., Craig Corporation, Craig Management Inc., and Reading International Cinemas LLC. (Incorporated by reference to
         Exhibit 10.19 to Reading Company's Annual Report on Form 10-K for the year ended December 31, 1995.)
   10.20 Service Deed between Australia Cinema Management Pty Limited and John Rochester dated May 7, 1996. (Incorporated by reference to Exhibit
         10.20 to Reading Company's Quarterly Report on Form 10-Q for the period ended June 30, 1996.)
   10.21 Letter of intent, dated August 12, 1996, among Reading Company, Citadel Holding Corporation, and Craig Corporation. (Incorporated by reference to Exhibit 10.21 to Reading Company's Quarterly Report on Form 10-Q for the period ended June 30, 1996.)
   10.22 Exchange Agreement among Reading Company, Reading Entertainment Inc., Craig Corporation, Craig Management Inc., Citadel Holding Corporation, and Citadel Acquisition Corp., Inc., including form of Asset Put and Registration Rights Agreement (incorporated by reference to Exhibit F to the Proxy Statement Prospectus included in this Registration Statement)
   10.23 Preferred Stock Purchase Agreement dated November 10, 1994, between Citadel Holding Corporation and Craig Corporation (incorporated by reference to Exhibit 2 to Citadel Holding Corporation's Report on Form 8-K dated November 14, 1994)
   10.24 Option Agreement, dated September 3, 1993, among Stater Bros. Holdings Inc., Craig Corporation, and Craig Management Inc. (Incorporated by reference to Exhibit 10.5 to Stater Bros. Holdings Inc.'s Registration Statement File No. 33-77296)
   10.25 Purchase Agreement dated July 8, 1994 by and among Theater Acquisitions, L.P., Theater Acquisitions of Puerto Rico, Inc., and Reading Company. (Incorporated by reference to Exhibit 2(a) to Reading Company's Quarterly Report on Form 10-Q for the period ended June 30, 1994.)
   10.26 Letter Agreement dated August 9, 1994 by and among Theater Acquisitions, L.P., Theater Acquisitions of Puerto Rico, Inc., and Reading Company. (Incorporated by reference to Exhibit 2(b) to Reading Company's Quarterly Report on Form 10-Q for the period ended June 30, 1994.)
   10.27 The Sale Agreement dated as of July 1, 1996, by and among Reading Investment Company, Inc., as Purchaser, AFCI, as Seller, and Houston Cinema, Inc., with all Exhibits and Schedules omitted. (Incorporated by reference to Exhibit 2(a) to Reading Company's Current Report on Form 8-K dated August 27, 1996.)
   10.28 Amendment to the Sale Agreement made and entered into as of July 27, 1996 by and among Reading Investment Company, Inc., AFCI and Houston Cinema, Inc. (Incorporated by reference to Exhibit 2(b) to Reading Company's Current Report on Form 8-K dated August 27, 1996.)
   10.29 $2,000,000.00 Non-Negotiable Secured Promissory Note dated as of August 27, 1996 (the "Holdback Note") by AFC, as Maker, to AFCI, as Payee. (Incorporated by reference to Exhibit 2(c) to Reading Company's Current Report on Form 8-K dated August 27, 1996.)
   10.30 Pledge Agreement dated August 27, 1996 by and among AFCI, as Secured Party, and AFC, as Debtor, concerning the cash security for the Holdback Note. (Incorporated by reference to Exhibit 2(d) to Reading Company's Current Report on Form 8-K dated August 27, 1996.)
   10.31 The Agreement of Lease between Cable Building Associates and Houston Cinema, Inc. dated March 4, 1988 together with Amendment of Lease dated December 26, 1989.
   10.32 Limited Liability Company Agreement between Angelika Cinemas, Inc. and Sutton Hill Associates dated August 27, 1996.
   10.33 Management Agreement dated as of August 27, 1996 between Angelika Film Centers, LLC and City Cinemas Corporation.
   21.1  List of Subsidiaries of Reading Entertainment
   23.1  Consents of Duane, Morris & Heckscher (included in Exhibits 5.1 and
         8.1)
   23.2  Consent of Ernst & Young LLP (regarding Reading Company)
   23.3  Consent of Ernst & Young LLP (regarding Stater Bros. Holdings Inc.)
   23.4  Consent of Deloitte & Touche LLP

   23.5 Consent of Miller & Company
   23.6 Consent of Berwind Financial Group, L.P.
   24.1 Powers of Attorney (included on signature page)
   28.1 Form of proxy card

  (b) The following financial statement schedules are included in the Registration Statement:

      READING COMPANY
      ---------------
          Schedule II  --Valuation and Qualifying Accounts (included in Exhibit
                        H to the Proxy Statement/Prospectus included in this
                        Registration Statement).
      CITADEL HOLDING CORPORATION
      ---------------------------
          Schedule III --Real Estate and Accumulated Depreciation (included in
                        Exhibit L to the Proxy Statement/Prospectus included in
                        this Registration Statement).

  All other financial statements and schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

ITEM 17. UNDERTAKINGS.

  The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

  The Registrant undertakes that every prospectus (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

  The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                       SIGNATURES AND POWER OF ATTORNEY

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF PHILADELPHIA, STATE OF PENNSYLVANIA ON OCTOBER 2, 1996.

                                          Reading Entertainment, Inc.

                                                   /s/ S. Craig Tompkins
                                          By: _________________________________
                                               S. CRAIG TOMPKINS, PRESIDENT

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

  KNOW ALL MEN BY THESE PRESENTS THAT EACH PERSON WHOSE SIGNATURE APPEARS BELOW CONSTITUTES AND APPOINTS JAMES J. COTTER, S. CRAIG TOMPKINS, AND JAMES
A. WUNDERLE, AND EACH OF THEM, HIS TRUE AND LAWFUL ATTORNEY-IN-FACT AND AGENT, WITH FULL POWER OF SUBSTITUTION AND RESUBSTITUTION, TO ACT, WITHOUT THE OTHER, FOR HIM AND IN HIS NAME, PLACE, AND STEAD, IN ANY AND ALL CAPACITIES, TO SIGN ANY OR ALL AMENDMENTS (INCLUDING POST-EFFECTIVE AMENDMENTS) TO THE REGISTRATION STATEMENT ON FORM S-4 OF READING ENTERTAINMENT, INC. RELATING TO THE OFFERING OF SHARES OF ITS COMMON STOCK, AND TO FILE THE SAME, WITH ALL EXHIBITS THERETO, AND OTHER DOCUMENTS IN CONNECTION THEREWITH, WITH THE SECURITIES AND EXCHANGE COMMISSION, GRANTING UNTO SAID ATTORNEYS-IN-FACT AND AGENTS FULL POWER AND AUTHORITY TO DO AND PERFORM EACH AND EVERY ACT AND THING REQUISITE AND NECESSARY TO BE DONE IN AND ABOUT THE PREMISES, AS FULL TO ALL INTENTS AND PURPOSES AS HE MIGHT OR COULD DO IN PERSON, HEREBY RATIFYING AND CONFIRMING ALL THAT SAID ATTORNEYS-IN-FACT AND AGENTS, OR ANY OF THEM, THEIR SUBSTITUTE OR SUBSTITUTES MAY LAWFULLY DO OR CAUSE TO BE DONE BY VIRTUE HEREOF.

              SIGNATURE                        TITLE                 DATE
              ---------                        -----                 ----

         /s/ James J. Cotter           Chairman of the         October 2, 1996
-------------------------------------   Board (Principal
           JAMES J. COTTER              Executive Officer)
                                        and Director

        /s/ S. Craig Tompkins          President and           October 2, 1996
-------------------------------------   Director
          S. CRAIG TOMPKINS

        /s/ James A. Wunderle          Executive Vice          October 2, 1996
-------------------------------------   President, Chief
          JAMES A. WUNDERLE             Financial Officer,
                                        and Treasurer
                                        (Principal
                                        Financial Officer)

        /s/ Eileen M. Mahady           Controller              October 2, 1996
-------------------------------------   (Principal
           EILEEN M. MAHADY             Accounting Officer)

              SIGNATURE                         TITLE                DATE
              ---------                         -----                ----

         /s/ Edward L. Kane             Director               October 2, 1996
-------------------------------------
           EDWARD L. KANE

        /s/ John W. Sullivan            Director               October 2, 1996
-------------------------------------
          JOHN W. SULLIVAN

       /s/ Albert J. Tahmoush           Director               October 2, 1996
-------------------------------------
         ALBERT J. TAHMOUSH

       /s/ Gregory R. Brundage          Director               October 2, 1996
-------------------------------------
         GREGORY R. BRUNDAGE